As filed with the Securities and Exchange Commission on January 13, 2021

Registration No. 333-251567

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Sunesis Pharmaceuticals, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2834	94-3295878
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

395 Oyster Point Boulevard, Suite 400

South San Francisco, CA 94080

(650) 266-3500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Tina Gullotta

Vice President Finance

Sunesis Pharmaceuticals, Inc.

395 Oyster Point Boulevard, Suite 400

South San Francisco, CA 94080

(650) 266-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

John T. McKenna Rama Padmanabhan Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000	Ivor Royston, M.D. Chief Executive Officer Viracta Therapeutics, Inc. 2533 S Coast Hwy 101, Suite 210 Cardiff, CA 92007 (858) 400-8470	Martin J. Waters Kathy H. Ku Wilson Sonsini Goodrich & Rosati, P.C. 12235 El Camino Real San Diego, CA 92130 (858) 350-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common stock, $0.0001 par value per share	113,924,602	N/A	$9,454(2)	$2
Common stock issuable upon exercise of warrants	776,739	N/A	$142,272	$16
TOTAL	114,701,341	N/A	$151,726	$18(4)

(1)

Relates to common stock, $0.0001 par value per share, of Sunesis Pharmaceuticals, Inc., a Delaware corporation (“Sunesis”), issuable to holders of common stock (including the shares of common stock issuable upon conversion of all shares of preferred stock prior to the merger described herein) $0.0001 par value per share of Viracta Therapeutics, Inc., a Delaware corporation (“Viracta”), and upon exercise of warrants to purchase common stock of Viracta, in the proposed merger of Sol Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Sunesis, with and into Viracta (the “Merger”). The amount of Sunesis common stock to be registered is based on the estimated number of shares of Sunesis common stock that are expected to be issued pursuant to the Merger, assuming an exchange ratio of 0.4017 shares of Sunesis common stock for each outstanding share of Viracta common stock and 0.4017 shares of common stock issuable upon exercise of each warrant to purchase one share of Viracta common stock. Holders of Viracta capital stock are expected to hold approximately 86% of the combined company.

(2)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act of 1933, as amended. Viracta is a private company, no market exists for its securities, and Viracta has an accumulated capital deficit. Therefore, the proposed maximum aggregate offering price is 1/3 of the aggregate par value of the Viracta securities expected to be exchanged in the proposed merger.

(3)	This fee has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended.
(4)	Paid in connection with the initial filing of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Sunesis may not sell its securities pursuant to the proposed transactions until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JANUARY 13, 2021

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Sunesis Pharmaceuticals, Inc. and Viracta Therapeutics, Inc.:

Sunesis Pharmaceuticals, Inc. (“Sunesis”) and Viracta Therapeutics, Inc. (“Viracta”) have entered into an Agreement and Plan of Merger and Reorganization, dated November 29, 2020, as may be amended from time to time (the “Merger Agreement”), pursuant to which a wholly owned subsidiary of Sunesis will merge with and into Viracta, with Viracta surviving as a wholly owned subsidiary of Sunesis (the “Merger”). The Merger will result in a clinical-stage biopharmaceutical company focused on the advancement and expansion of Viracta’s precision oncology pipeline targeting virus-associated malignancies, including Viracta’s lead program for the treatment of Epstein-Barr virus (“EBV”)-positive relapsed/refractory lymphomas.

At the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of Viracta (including the shares of common stock issuable upon conversion of all shares of preferred stock prior to the Merger), $0.0001 par value per share (“Viracta Common Stock”), will be converted into the right to receive approximately 113,924,602 shares of common stock of Sunesis, $0.0001 par value per share (“Sunesis Common Stock”) based on an assumed exchange ratio of 0.4017, subject to adjustment for a reverse stock split of Sunesis Common Stock to be implemented prior to the consummation of the Merger as discussed in this proxy statement/prospectus/information statement, and further adjusted based on Sunesis’s net cash in connection with the closing of the Merger (which net cash has been assumed to be $14.0 million for the purposes of this calculation). Sunesis will assume outstanding and unexercised options to purchase shares of Viracta capital stock, and in connection with the Merger they will be converted into options to purchase shares of Sunesis Common Stock based on the agreed upon exchange ratio. At the Effective Time, Sunesis’s stockholders will continue to own and hold their then existing shares of Sunesis capital stock (including Sunesis Common Stock and Sunesis preferred stock), subject to adjustment for the reverse stock split. Each warrant to purchase Viracta Common Stock outstanding and unexercised immediately prior to the Effective Time of the Merger will be assumed by Sunesis and will become a warrant to purchase shares of Sunesis Common Stock, with the number of shares and exercise price being adjusted by the same exchange ratio. All outstanding and unexercised options to purchase shares of Sunesis Common Stock will remain effective and outstanding.

In connection with execution of the Merger Agreement on November 29, 2020, Viracta entered into a Common Stock Purchase Agreement (the “CSPA”) with certain investors pursuant to which, among other things, Viracta agreed to issue to the investors an aggregate of 107,349,288 shares of Viracta Common Stock at a purchase price of $0.6055 per share, for gross proceeds of approximately $65.0 million (the “Pre-Closing Financing”). Immediately after the Merger, after giving effect to the Pre-Closing Financing and assuming Sunesis holds $14.0 million of net cash at the closing of the Merger, the former equity holders of Viracta are expected to hold approximately 86% of the Sunesis capital stock on a fully diluted treasury stock method basis and the equity holders of Sunesis (pre-Merger) are expected to hold approximately 14% of the Sunesis capital stock on a fully diluted treasury stock method basis. If Sunesis holds less than $13.5 million of net cash at the closing of the Merger, the equity holders of Sunesis (pre-Merger) are expected to hold less than 14% of the Sunesis capital stock on a fully diluted treasury stock method basis and if Sunesis holds more than $14.5 million of net cash at the closing of the Merger, the equity holders of Sunesis (pre-Merger) are expected to hold more than 14% of the Sunesis capital stock on a fully diluted treasury stock method basis.

Shares of Sunesis Common Stock are currently listed on The Nasdaq Capital Market under the symbol “SNSS” although Sunesis plans to transfer its listing to The Nasdaq Global Market prior to completion of the Merger and file an initial listing application with The Nasdaq Stock Market LLC (“Nasdaq”) pursuant to Nasdaq’s “reverse merger” rules. Substantially concurrent with the completion of the Merger, Sunesis will be renamed “Viracta Therapeutics, Inc.” and expects to trade on The Nasdaq Global Market under the symbol “VIRX”. On January 11, 2021, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Sunesis Common Stock was $2.38 per share.

Sunesis is holding a virtual special meeting of its stockholders (the “Sunesis virtual special meeting”) in order to obtain the stockholder approvals necessary to complete the Merger and related matters. In light of the ongoing COVID-19 pandemic, Sunesis has chosen to hold an exclusively virtual special meeting rather than an in-person meeting to minimize the health and safety risks of holding an in-person meeting and to allow for greater access to those who may want to attend. Any stockholder entitled to attend and vote at the virtual special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Sunesis Common Stock. At the Sunesis virtual special meeting, unless postponed or adjourned to a later date, Sunesis will ask its common stockholders to, among other things:

1.

approve an amendment to the amended and restated certificate of incorporation of Sunesis to effect a reverse stock split of Sunesis Common Stock at a ratio within the range between 3-for-1 and 6-for-1 (with such ratio to be mutually agreed upon by Sunesis and Viracta prior to the effectiveness of the Merger);

2.

approve (i) the issuance of shares of Sunesis capital stock pursuant to the Merger, which will represent more than 20% of the shares of Sunesis Common Stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

3.	approve the Sunesis 2021 Equity Incentive Plan, a form of which is attached as Annex E to this proxy statement/prospectus/information statement;

4.

approve, on non-binding advisory basis, the compensation that will or may become payable by Sunesis to its named executive officers in connection with the merger (the “Executive Merger Compensation Proposal”); and

5.	approve a postponement or adjournment of the Sunesis virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.

Please refer to the attached proxy statement/prospectus/information statement for further information with respect to the business to be transacted at the Sunesis virtual special meeting. As described in the accompanying proxy statement/prospectus/information statement, certain of Viracta’s stockholders who in the aggregate own approximately 87% of the shares of Viracta capital stock, and certain of Sunesis’s stockholders who in the aggregate own approximately 0.9% of the shares of Sunesis Common Stock, in each case, outstanding as of the date of the Merger Agreement, are parties to support agreements with Sunesis and Viracta, whereby such stockholders have agreed to vote their shares in favor of the adoption or approval, among other things, of the Merger Agreement and the approval of the transactions contemplated therein, including the Merger, the issuance of shares of Sunesis Common Stock to Viracta’s stockholders, and the change of control resulting from the Merger, subject to the terms of the support agreements.

In addition, following the effectiveness of the registration statement on Form S-4 (the “Registration Statement”), of which this proxy statement/prospectus/information statement is a part, and pursuant to the conditions of the Merger Agreement and the support agreements, Viracta’s stockholders who are party to the support agreements will each execute an action by written consent of Viracta’s stockholders, referred to as the written consent, adopting and approving the Merger Agreement, thereby approving the transactions contemplated therein, including the Merger. No meeting of Viracta’s stockholders will be held; all of Viracta’s stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the Merger and related transactions, by signing and returning to Viracta a written consent once this Registration Statement is declared effective by the Securities and Exchange Commission.

After careful consideration, Sunesis’s board of directors has unanimously (i) determined that the Merger and the transactions and actions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Sunesis and its stockholders; (ii) authorized, approved and declared advisable the Merger Agreement and the transactions contemplated therein, including the Merger, the issuance of shares of Viracta capital stock to the stockholders of Sunesis pursuant to the terms of Merger Agreement and the treatment of the options and warrants to purchase Viracta capital stock pursuant to the Merger Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Sunesis vote “FOR” Proposal Nos. 1, 2, 3, 4 and 5.

After careful consideration, Viracta’s board of directors has unanimously (i) determined that the Merger and the transactions and actions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Viracta and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated therein, including the Merger and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that each Viracta stockholder sign and return the written consent, indicating its (a) adoption of the Merger Agreement and approval of the transactions contemplated therein, including the Merger, (b) acknowledgement that the approval given is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (“DGCL”), and that such stockholder has received and read a copy of Section 262 of the DGCL, (c) consent to conversion of Viracta’s preferred stock to Viracta Common Stock immediately prior to the closing of the Merger, for Viracta’s preferred stockholders, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (d) acknowledgement that by its approval of the Merger it is not entitled to appraisal rights or dissenters’ rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL.

More information about Sunesis, Viracta and the proposed transaction is contained in this proxy statement/prospectus/information statement. Sunesis and Viracta urge you to read the accompanying proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 30.

Sunesis and Viracta are excited about the opportunities the Merger brings to Sunesis’s and Viracta’s stockholders, and thank you for your consideration and continued support.

Parvinder Hyare Interim Chief Executive Officer Sunesis Pharmaceuticals, Inc.	Ivor Royston, M.D. President & Chief Executive Officer Viracta Therapeutics, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus/information statement is dated January     , 2021, and is first being mailed to Sunesis’s and Viracta’s stockholders on or about January     , 2021.

395 Oyster Point Boulevard, Suite 400

South San Francisco, California 94080

NOTICE OF VIRTUAL SPECIAL MEETING OF STOCKHOLDERS

To Be Held On February 22, 2021

Dear Stockholder of Sunesis:

On behalf of the board of directors of Sunesis Pharmaceuticals, Inc., a Delaware corporation (“Sunesis”), we are pleased to deliver this proxy statement/prospectus/information statement for a virtual special meeting of stockholders of Sunesis (the “Sunesis virtual special meeting”), (i) for the proposed merger between Sunesis and Viracta Therapeutics, Inc., a Delaware corporation (“Viracta”), pursuant to which Sol Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Sunesis, will merge with and into Viracta, with Viracta surviving as a wholly owned subsidiary of Sunesis (the “Merger”).

Notice is hereby given that the Sunesis virtual special meeting will be held exclusively online via live audio-only webcast on February 22, 2021, at 9:00 a.m. Pacific time.

There will not be a physical meeting location. The Sunesis virtual special meeting can be accessed by visiting http://www.virtualshareholdermeeting.com/SNSS2021SM, where you will be able to attend the Sunesis virtual special meeting via live audio-only webcast. You will be able to vote your shares and submit questions during the Sunesis virtual special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. Online check-in will begin at 8:45 a.m. Pacific time, and we encourage you to allow ample time for the online check-in procedures. Please note that you will not be able to attend the Sunesis virtual special meeting in person. Sunesis is holding the Sunesis virtual special meeting to consider the following proposals:

1.

Approve an amendment to the amended and restated certificate of incorporation of Sunesis to effect a reverse stock split of Sunesis Common Stock at a ratio within the range between 3-for-1 and 6-for-1 (with such ratio to be mutually agreed upon by Sunesis and Viracta prior to the effectiveness of the Merger);

2.

Approve (i) the issuance of shares of Sunesis capital stock pursuant to the Merger, which will represent more than 20% of the shares of Sunesis Common Stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

3.	Approve the Sunesis 2021 Equity Incentive Plan, a form of which is attached as Annex E to this proxy statement/prospectus/information statement;

4.

Approve, on non-binding advisory basis, the compensation that will or may become payable by Sunesis to its named executive officers in connection with the merger (the “Executive Merger Compensation Proposal”); and

5.	Approve a postponement or adjournment of the Sunesis virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.

Please refer to the attached proxy statement/prospectus/information statement for further information with respect to the business to be transacted at the Sunesis virtual special meeting. The board of directors of Sunesis (the “Sunesis Board”) has fixed January 5, 2021, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Sunesis virtual special meeting and any adjournment or postponement thereof. Only holders of record of shares of Sunesis Common Stock at the close of business on the record date are entitled to notice of, and to vote at, the Sunesis virtual special meeting. At the close of business on the record date,

Sunesis had 18,108,307 shares of common stock outstanding and entitled to vote. A complete list of such stockholders entitled to vote at the Sunesis virtual special meeting will be available for examination at the Sunesis offices in its South San Francisco, California during normal business hours for a period of ten days prior to the Sunesis virtual special meeting.

Your vote is important. Approval of Proposal No. 1 requires the affirmative vote of holders of a majority of Sunesis Common Stock outstanding as of the record date for the Sunesis virtual special meeting. Approval of Proposal Nos. 2, 3, 4 and 5 requires the affirmative vote of a majority of the votes cast virtually or by proxy at the virtual special meeting. Each of Proposal Nos. 1 and 2 is a condition to the consummation of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1 and 2.

You are cordially invited to attend the Sunesis virtual special meeting. The Sunesis virtual special meeting can be accessed by visiting http://www.virtualshareholdermeeting.com/SNSS2021SM, where you will be able to attend the Sunesis virtual special meeting via live audio-only webcast. You will be able to vote your shares and submit questions during the Sunesis virtual special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. Whether or not you expect to attend the Sunesis virtual special meeting, to ensure your representation at the Sunesis virtual special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the enclosed Sunesis proxy card, (2) calling the toll-free number listed on the enclosed Sunesis proxy card or (3) submitting your enclosed Sunesis proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from attending by means of remote communication the Sunesis virtual special meeting and voting at the Sunesis virtual special meeting, but it will help to ensure that a quorum is present and avoid added solicitation costs. Any holder of record of Sunesis Common Stock as of the Sunesis record date who attends the Sunesis virtual special meeting may vote at the Sunesis virtual special meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Sunesis virtual special meeting in the manner described in the accompanying proxy statement/prospectus/information statement. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by your bank, broker or other nominee.

If you own shares in street name through an account with a bank, broker or other nominee and you decide to attend the Sunesis virtual special meeting, you cannot vote at the Sunesis virtual special meeting unless you present a “legal proxy”, issued in your name from your bank, broker or other nominee.

THE SUNESIS BOARD HAS UNANIMOUSLY DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, SUNESIS AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED EACH SUCH PROPOSAL. THE SUNESIS BOARD UNANIMOUSLY RECOMMENDS THAT SUNESIS’S COMMON STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of the Sunesis Board of Directors,

Parvinder Hyare

Interim Chief Executive Officer

South San Francisco, California

January     , 2021

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/information statement is a part of the Registration Statement and constitutes a prospectus of Sunesis, as well as a proxy statement of Sunesis for its special meeting and an information statement for the purpose of Viracta for its written consent. You may obtain this information without charge through the SEC website (www.sec.gov) or upon your written or oral request by contacting Sunesis Pharmaceuticals, Inc., Attention: Corporate Secretary, 395 Oyster Point Boulevard, Suite 400, South San Francisco, California 94080, or by email at info@sunesis.com or by calling (650) 266-3500.

You may also request additional copies from Sunesis’s proxy solicitor using the following contact information:

D.F. King & Co., Inc.

48 Wall Street – 22nd Floor

New York, New York 10005

Stockholders call toll-free: (866) 796-3441

Banks and brokers call: (212) 269-5550

Email: sunesis@dfking.com

To ensure timely delivery of these documents, any request should be made no later than February 15, 2021 to receive them before the Sunesis virtual special meeting.

For additional details about where you can find information about Sunesis, please see the section titled “Where You Can Find More Information” beginning on page 331 of this proxy statement/prospectus/information statement.

Page
QUESTIONS AND ANSWERS ABOUT THE MERGER	1
PROSPECTUS SUMMARY	11
SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA	25
MARKET PRICE AND DIVIDEND INFORMATION	29
RISK FACTORS	30
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS	120
THE VIRTUAL SPECIAL MEETING OF SUNESIS’S STOCKHOLDERS	122
THE MERGER	128
THE MERGER AGREEMENT	166
AGREEMENTS RELATED TO THE MERGER	188
MATTERS BEING SUBMITTED TO A VOTE OF SUNESIS’S STOCKHOLDERS	189
PROPOSAL NO. 1: APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNESIS EFFECTING THE REVERSE SPLIT	189
PROPOSAL NO. 2: APPROVAL OF (I) THE ISSUANCE OF SHARES OF SUNESIS COMMON STOCK PURSUANT TO THE MERGER, AND (II) THE CHANGE OF CONTROL RESULTING FROM THE MERGER	196
PROPOSAL NO. 3: APPROVAL OF THE SUNESIS PHARMACEUTICALS, INC. 2021 EQUITY INCENTIVE PLAN	197
PROPOSAL NO. 4: ADVISORY, NON-BINDING VOTE ON MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS	205
PROPOSAL NO. 5: APPROVAL OF POSSIBLE ADJOURNMENT OF THE SUNESIS VIRTUAL SPECIAL MEETING	207
DESCRIPTION OF SUNESIS’S BUSINESS	208
DESCRIPTION OF VIRACTA’S BUSINESS	224
SUNESIS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	254
VIRACTA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	262
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	270
MANAGEMENT FOLLOWING THE MERGER	271
EXECUTIVE COMPENSATION OF SUNESIS	278
EXECUTIVE COMPENSATION OF VIRACTA	291
RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY	302
DESCRIPTION OF SUNESIS CAPITAL STOCK	306
COMPARISON OF RIGHTS OF HOLDERS OF VIRACTA STOCK AND SUNESIS STOCK	310
PRINCIPAL STOCKHOLDERS OF SUNESIS	319
PRINCIPAL STOCKHOLDERS OF VIRACTA	322
PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY	327
LEGAL MATTERS	330
EXPERTS	330
WHERE YOU CAN FIND MORE INFORMATION	331
PRO FORMA COMBINED FINANCIAL STATEMENTS	PF-1
SUNESIS PHARMACEUTICALS, INC. INDEX TO FINANCIAL STATEMENTS	F-A-1
VIRACTA THERAPEUTICS, INC. INDEX TO FINANCIAL STATEMENTS	F-B-1
ANNEX A—AGREEMENT AND PLAN OF MERGER AND REORGANIZATION	A-1
ANNEX B—OPINION OF MTS SECURITIES, LLC, DATED NOVEMBER 29, 2020	B-1
ANNEX C—APPRAISAL RIGHTS (SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW)	C-1
ANNEX D—AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION	D-1
ANNEX E—SUNESIS 2021 EQUITY INCENTIVE PLAN	E-1

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split (the “Reverse Split”) of common stock of Sunesis Pharmaceuticals, Inc. (“Sunesis”), as described in Proposal No. 1 beginning on page 189 of this proxy statement/prospectus/information statement.

The following section provides answers to frequently asked questions about the proposed merger transaction and the Sunesis virtual special meeting. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the Merger?

A:

Sunesis, Sol Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Sunesis (“Merger Sub”), and Viracta Therapeutics, Inc. (“Viracta”) entered into the Agreement and Plan of Merger and Reorganization on November 29, 2020 (the “Merger Agreement”). The Merger Agreement, as it may be further amended from time to time, contains the terms and conditions of the proposed merger transaction among Sunesis, Merger Sub and Viracta. Under the Merger Agreement, Merger Sub will merge with and into Viracta, with Viracta surviving as a wholly owned subsidiary of Sunesis. This transaction is referred to as the “Merger.”

At the effective time of the Merger (the “Effective Time”): (a) each share of Viracta’s common stock (the “Viracta Common Stock”) and each share of Viracta’s preferred stock (the “Viracta Preferred Stock” and, together with the Viracta Common Stock, the “Viracta Capital Stock”) outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights as more fully described in the section titled “The Merger—Viracta Dissenters’ Rights” beginning on page 180 of this proxy statement/prospectus/information statement but including any shares of Viracta Capital Stock issued pursuant to the Pre-Closing Financing (as defined below)) will automatically be converted into the right to receive a number of shares of Sunesis’s common stock (“Sunesis Common Stock”) calculated using an exchange ratio formula described in the Merger Agreement (the “Exchange Ratio”).

In connection with the Merger, Viracta entered into a Common Stock Purchase Agreement (the “CSPA”) with certain investors pursuant to which, among other things, Viracta agreed to issue to the investors an aggregate of 107,349,288 shares of Viracta Common Stock at a purchase price of $0.6055 per share, for gross proceeds of approximately $65.0 million (the “Pre-Closing Financing”).

Under the Exchange Ratio formula described in the Merger Agreement and assuming Sunesis holds $14.0 million of net cash at the closing of the Merger, the former Viracta equity holders immediately before the Merger are expected to hold approximately 86% of the capital stock of Sunesis outstanding immediately following the Merger on a fully diluted treasury stock method basis and the equity holders of Sunesis immediately before the Merger are expected to hold approximately 14% of the Sunesis capital stock outstanding immediately following the Merger on a fully diluted treasury stock method basis. The Exchange Ratio formula is based upon a Viracta fixed valuation of $185.0 million (assuming a Pre-Closing Financing of $65.0 million) and a Sunesis base valuation of $30.0 million, which is subject to adjustment based upon the Sunesis Net Cash, as more fully described in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 166 of this proxy statement/prospectus/information statement. A $7.5 million Sunesis Net Cash threshold is a condition to the completion of the Merger (the “Net Cash Condition”).

Assuming a $65.0 million investment in the Pre-Closing Financing and $14.0 million in Sunesis Net Cash at the closing of the Merger, prior to the consummation of the Merger, the outstanding equity of Sunesis on a fully diluted treasury stock method basis is expected to be held as follows: equity holders of former Viracta Capital Stock (prior to the Pre-Closing Financing) will hold approximately 54%, the investors in the

Pre-Closing Financing will hold approximately 32% and pre-Merger, and Sunesis equity holders will hold approximately 14%. If Sunesis holds less than $13.5 million of net cash at the closing of the Merger, the equity holders of Sunesis (pre-Merger) are expected to hold less than 14% of the Sunesis capital stock on a fully diluted treasury stock method basis and if Sunesis holds more than $14.5 million of net cash at the closing of the Merger, the equity holders of Sunesis (pre-Merger) are expected to hold more than 14% of the Sunesis capital stock on a fully diluted treasury stock method basis.

At the Effective Time, Sunesis’s stockholders will continue to own and hold their existing shares of Sunesis Common Stock, subject to adjustment in connection with the Reverse Split. All outstanding and unexercised options to purchase shares of Sunesis Common Stock will remain effective and outstanding. Each option to purchase shares of Viracta Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Sunesis Common Stock, with the number of Sunesis shares subject to such option, and the exercise price, being appropriately adjusted to reflect the Exchange Ratio. Each warrant to purchase Viracta Common Stock outstanding immediately prior to the Effective Time will be treated in accordance with the terms thereof. Substantially concurrent with the completion of the Merger, Sunesis will change its corporate name to “Viracta Therapeutics, Inc.” as required by the Merger Agreement.

Q:	When will the Exchange Ratio be final?

A:

Sunesis and Viracta will agree to an “Anticipated Closing Date” at least ten calendar days prior to the Sunesis virtual special meeting. At least five calendar days prior to the Anticipated Closing Date, Sunesis shall deliver to Viracta a schedule setting forth the estimated calculation of Sunesis Net Cash as of the Anticipated Closing Date. Following the final determination of the Sunesis Net Cash as of the Anticipated Closing Date, Sunesis and Viracta will issue a press release setting forth the anticipated Exchange Ratio, which the parties have agreed to publicly disclose as early as practicable prior to the Sunesis virtual special meeting (and in no event shall the press release delay, or cause the postponement of, the Sunesis virtual special meeting).

Q:	What will happen to Sunesis if, for any reason, the Merger does not close?

A:

If, for any reason, the Merger does not close, the board of directors of Sunesis (the “Sunesis Board”) may elect to, among other things, attempt to continue to sell or otherwise dispose of the various assets of Sunesis, dissolve and liquidate its assets or commence bankruptcy proceedings. Under certain circumstances, Sunesis may be obligated to pay Viracta a termination fee of $1.5 million and reimburse certain expenses of Viracta up to $250,000, as more fully described in the section titled “The Merger Agreement—Termination and Termination Fees” beginning on page 183 of this proxy statement/prospectus/information statement. If Sunesis decides to dissolve and liquidate its assets, Sunesis would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Sunesis and setting aside funds for reserves.

Q:	Why are the two companies proposing to merge?

A:

The Merger will result in a clinical-stage biopharmaceutical company focused on advancing Viracta’s clinical programs and developing new therapies to address a range of virus-associated cancers. For a discussion of Sunesis’s and Viracta’s reasons for the Merger, please see the section titled “The Merger—Sunesis Reasons for the Merger” beginning on page 134 of this proxy statement/prospectus/information statement and “The Merger—Viracta Reasons for the Merger” beginning on page 137 of this proxy statement/prospectus/information statement.

Q:	Why am I receiving this proxy statement/prospectus/information statement?

A:

You are receiving this proxy statement/prospectus/information statement because you have been identified as a common stockholder of Sunesis as of the record date, or a stockholder of Viracta eligible to execute the Viracta written consent. If you are a common stockholder of Sunesis, you are entitled to vote at the virtual special meeting of stockholders of Sunesis (the “Sunesis virtual special meeting”), which has been called for the purpose of approving the following proposals:

1.

the amendment to the amended and restated certificate of incorporation of Sunesis to effect a reverse stock split of Sunesis Common Stock at a ratio within the range between 3-for-1 and 6-for-1 (with such ratio to be mutually agreed upon by Sunesis and Viracta prior to the effectiveness of the Merger);

2.

the issuance of shares of Sunesis capital stock pursuant to the Merger, which will represent more than 20% of the shares of Sunesis Common Stock outstanding immediately prior to the Merger, and the change of control resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

3.	approve the Sunesis 2021 Equity Incentive Plan, a form of which is attached as Annex E to this proxy statement/prospectus/information statement;

4.	approve, on non-binding advisory basis, the Executive Merger Compensation Proposal; and

5.	the postponement or adjournment of the Sunesis virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.

Proposal Nos. 1 through 5 described above are collectively the “Sunesis Stockholder Matters,” and Proposal Nos. 1 and 2 above are collectively the “Sunesis Closing Stockholder Matters.” We do not expect that any matter other than Proposal Nos. 1 through 5 will be brought before the Sunesis virtual special meeting.

If you are a stockholder of Viracta, you are requested to sign and return the Viracta written consent to (i) adopt the Merger Agreement and approve the transactions and actions contemplated by the Merger Agreement, including the conversion of the preferred stock to common stock immediately prior to the closing of the Merger you hold shares of Viracta’s preferred stock, (ii) acknowledge that your approval is irrevocable and that you are aware of your rights to demand appraisal for your shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (“DGCL”), and that you have received and read a copy of Section 262 of the DGCL, and (iii) acknowledge that by your approval of the Merger you are not entitled to appraisal rights or dissenters’ rights with respect to your shares in connection with the Merger and thereby waive any rights to receive payment of the fair value of your capital stock under the DGCL (items (i) through (iii), collectively, the “Viracta Stockholder Matters”).

This document serves as: (x) a proxy statement of Sunesis used to solicit proxies for the Sunesis virtual special meeting, (y) a prospectus of Sunesis used to offer shares of Sunesis Common Stock (i) in exchange for shares of Viracta Capital Stock in the Merger and (ii) upon exercise of the warrants to purchase shares of Viracta common stock assumed in the Merger in exchange for the warrants to purchase shares of Sunesis Common Stock and (z) an information statement of Viracta used to solicit the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the Merger and related transactions after the declaration of the effectiveness of the registration statement on Form S-4 (the “Registration Statement”), of which this proxy statement/prospectus/information statement is a part. Information about the Sunesis virtual special meeting, the Merger, the Merger Agreement and the other business to be considered by Sunesis stockholders at the Sunesis virtual special meeting is contained in this proxy statement/prospectus/information statement. Sunesis stockholders should read this information carefully and in its entirety. The enclosed voting materials allow Sunesis stockholders to vote their shares by proxy without attending the Sunesis virtual special meeting.

Q:	What is required to consummate the Merger?

A:

To consummate the Merger, Sunesis’s common stockholders must approve the Sunesis Closing Stockholder Matters (Proposal Nos. 1 and 2 above) and Viracta’s common stockholders must approve the Viracta Stockholder Matters (items (i), (ii), and (iii) above).

Certain of Viracta’s stockholders who in the aggregate own approximately 87% of the shares of Viracta capital stock, and certain of Sunesis’s stockholders who in the aggregate own approximately 0.9% of the shares of Sunesis Common Stock, in each case, outstanding as of the date of the Merger Agreement, are parties to support agreements with Sunesis and Viracta, whereby such stockholders have agreed, subject to the terms of the support agreements, to vote their shares (or execute a written consent) in favor of the Sunesis Stockholder Matters or the Viracta Stockholder Matters, as applicable.

In addition to the requirement of obtaining stockholder approval of the Sunesis Closing Stockholder Matters and Viracta Stockholder Matters, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a complete description of the closing conditions under the Merger Agreement, we urge you to read the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 170 of this proxy statement/prospectus/information statement.

Q:	What proposals will be voted on at the Sunesis virtual special meeting, other than the Sunesis Closing Stockholder Matters?

A:

At the Sunesis virtual special meeting, the holders of Sunesis Common Stock will also be asked to consider the following proposals, along with any other business that may properly come before the Sunesis virtual special meeting or any adjournment or postponement thereof.

•	Proposal No. 3 to approve the Sunesis 2021 Equity Incentive Plan, a form of which is attached as Annex E to this proxy statement/prospectus/information statement;

•

Proposal No. 4 to approve, on non-binding advisory basis, the compensation that will or may become payable by Sunesis to its named executive officers in connection with the merger, or the Executive Merger Compensation Proposal; and

•

Proposal No. 5 to approve a postponement or adjournment of the Sunesis virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.

Proposal Nos. 1, 2, 3 and 4 are not conditioned upon Proposal No. 5 being approved. Proposal Nos. 1 through 5 are referred to collectively in this proxy statement/prospectus/information statement as “the proposals.”

Q:	What will Viracta’s stockholders, option holders and warrant holders receive in the Merger?

A:

Each share of Viracta Capital Stock outstanding will be converted into the right to receive a number of shares of Sunesis Common Stock calculated using the Exchange Ratio. Sunesis will assume outstanding and unexercised options to purchase shares of Viracta Capital Stock, and in connection with the Merger such options will be converted into options to purchase shares of Sunesis Common Stock, with the number of Sunesis shares subject to such option, and the exercise price, being appropriately adjusted to reflect the Exchange Ratio. Each warrant to purchase Viracta Common Stock outstanding immediately prior to the Effective Time will be treated in accordance with the terms thereof. For a more complete description of what Viracta’s stockholders and option holders will receive in the Merger, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 166 of this proxy statement/prospectus/information statement.

Q:	What will Sunesis’s stockholders and option holders receive in the Merger?

A:	At the Effective Time, Sunesis’s stockholders will continue to own and hold their existing shares or options to purchase shares of Sunesis Common Stock.

Q:	Who will be the directors of Sunesis following the Merger?

A:

At the Effective Time, the combined company is expected to initially have seven-member board of directors, comprised of (a) Ivor Royston, M.D., Michael Huang, M.S., M.B.A., Sam Murphy, Ph.D., Roger J. Pomerantz, M.D., Gur Roshwalb, M.D., and Thomas Darcy, each as a Viracta designee and (b) Nicole Onetto, M.D., as a Sunesis designee, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal. The aforementioned board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the rules of The Nasdaq Stock Market LLC (“Nasdaq”). All of Sunesis’s current directors other than Dr. Onetto are expected to resign from their positions as directors of Sunesis, effective upon the Effective Time.

Q:	Who will be the executive officers of Sunesis following the Merger?

A:

Immediately following the Merger, the executive management team of the combined company is expected to be comprised of the following individuals with such additional officers as may be added by Viracta or the combined company:

Name	Position with the Combined Company	Current Position
Ivor Royston, M.D.	Chief Executive Officer	Chief Executive Officer of Viracta
Daniel Chevallard	Chief Financial Officer	Chief Financial Officer of Viracta
Lisa Rojkjaer, M.D.	Chief Medical Officer	Chief Medical Officer of Viracta

Q:	As a stockholder of Sunesis, how does the Sunesis Board recommend that I vote?

A:	After careful consideration, the Sunesis Board unanimously recommends that the Sunesis Common Stockholders vote:

•	“FOR” Proposal No. 1 to approve an amendment to the amended and restated certificate of incorporation of Sunesis to effect the Reverse Split;

•

“FOR” Proposal No. 2 to approve (i) the issuance of shares of Sunesis capital stock pursuant to the Merger, which will represent more than 20% of the shares of Sunesis Common Stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

•	“FOR” Proposal No. 3 to approve the Sunesis 2021 Equity Incentive Plan, a form of which is attached as Annex E to this proxy statement/prospectus/information statements;

•	“FOR” Proposal No. 4 to approve, on non-binding advisory basis, the Executive Merger Compensation Proposal; and

•	“FOR” Proposal No. 5 to adjourn the Sunesis virtual special meeting, if necessary to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.

For more information on each proposal and the Sunesis Board’s recommendations, please see the section entitled “Matters Being Submitted to a Vote of Sunesis’s Stockholders” beginning on page 189 of this proxy statement/prospectus/information statement.

Q:	How many votes are needed to approve each proposal?

A:

Approval of Proposal No. 1 requires the affirmative vote of holders of a majority of Sunesis Common Stock outstanding as of the record date for the Sunesis virtual special meeting. Approval of Proposal Nos. 2, 3, 4 and 5 requires the affirmative vote of a majority of the votes cast virtually or by proxy at the Sunesis virtual special meeting.

Q:	As a stockholder of Viracta, how does the Viracta Board recommend that I vote?

A:

After careful consideration, the board of directors of Viracta (the “Viracta Board”) unanimously recommends that the Viracta stockholders execute the written consent indicating their vote in favor of the Viracta Stockholder Matters.

Q:	What risks should I consider in deciding whether to vote in favor of the Sunesis Stockholder Matters or to execute and return the written consent, as applicable?

A:

You should carefully review the section of the proxy statement/prospectus/information statement titled “Risk Factors,” which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Sunesis and Viracta, as an independent company, is subject.

Q:	When do you expect the Merger to be consummated?

A:

We anticipate that the Merger will be consummated during the first quarter of 2021, soon after the Sunesis virtual special meeting to be held on February 22, 2021 but we cannot predict the exact timing. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 170 of this proxy statement/prospectus/information statement.

Q:	What are the material U.S. federal income tax consequences of the Merger to U.S. Holders of Viracta shares?

A:

Sunesis and Viracta intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), as described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 159 of this proxy statement/prospectus/information statement. Subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 159 of this proxy statement/prospectus/information statement, in the opinion of Cooley LLP (“Cooley”) and Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”), the Merger will qualify as a reorganization with the meaning of Section 368(a) of the Code. Accordingly, Viracta stockholders generally will not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of Sunesis Common Stock issued in connection with the Merger (other than in respect of cash received in lieu of fractional shares). Each Viracta stockholder who receives cash in lieu of a fractional share of Sunesis Common Stock generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of such fractional share and the stockholder’s tax basis allocable to such fractional share.

The tax consequences to each Viracta stockholder will depend on that stockholder’s particular circumstances. Each Viracta stockholder should consult with his, her or its tax advisor for a full understanding of the tax consequences of the Merger to that stockholder.

Q:	What are the material U.S. federal income tax consequences of the Reverse Split to U.S. Holders of Sunesis shares?

A:

The Reverse Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a Sunesis stockholder who is a U.S. holder (as defined in the section titled “Matters Being Submitted to a Vote of Sunesis’s Stockholders—Proposal No. 1: Approval of an Amendment to the Amended and Restated

Certificate of Incorporation of Sunesis Effecting the Reverse Split—Material U.S. Federal Income Tax Consequences of the Reverse Split” beginning on page 192 of this proxy statement/prospectus/information statement) should not recognize gain or loss upon the Reverse Split (other than in respect of cash received in lieu of fractional shares). A U.S. holder’s aggregate tax basis in the shares of Sunesis Common Stock received pursuant to the Reverse Split should equal the aggregate tax basis of the shares of Sunesis Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Sunesis Common Stock), and such U.S. holder’s holding period in the shares of Sunesis Common Stock received should include the holding period in the shares of Sunesis Common Stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Sunesis Common Stock surrendered to the shares of Sunesis Common Stock received in a “recapitalization”. U.S. holders of shares of Sunesis Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Please review the information in the section titled “Matters Being Submitted to a Vote of Sunesis’s Stockholders—Proposal No. 1: Approval of an Amendment to the Amended and Restated Certificate of Incorporation of Sunesis Effecting the Reverse Split—Material U.S. Federal Income Tax Consequences of the Reverse Split” beginning on page 192 of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the Reverse Split to Sunesis U.S. holders.

Q:	What do I need to do now?

A:

Sunesis and Viracta urge you to read this proxy statement/prospectus/information statement carefully, including its annexes and information incorporated herein, and to consider how the Merger affects you.

If you are a common stockholder of Sunesis, please vote your shares as soon as possible so that your shares will be represented at the Sunesis virtual special meeting. Please follow the instructions set forth on the enclosed Sunesis proxy card or on the voting instruction form provided by the record holder of your shares if your shares are held in the name of your bank, broker or other nominee.

If you are a stockholder of Viracta, you may execute and return your written consent to Viracta in accordance with the instructions provided by Viracta once this Registration Statement is declared effective by the U.S. Securities and Exchange Commission (“SEC”).

Q:	When and where is the Sunesis virtual special meeting? What must I do to attend the Sunesis virtual special meeting?

A:

The Sunesis virtual special meeting will be held exclusively online via live audio-only webcast on February 22, 2021 at 9:00 a.m. Pacific time. Online check-in will begin at 8:45 a.m. Pacific time, and Sunesis encourages you to allow ample time for the online check-in procedures. Please note that you will not be able to attend the Sunesis virtual special meeting in person.

You or your authorized proxy may attend the Sunesis virtual special meeting if you were a registered or beneficial stockholder of Sunesis Common Stock as of the Sunesis record date.

You will be able to vote your shares and submit questions during the Sunesis virtual special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. If you wish to submit a question during the Sunesis virtual special meeting, log into the Sunesis virtual special meeting platform at http://www.virtualshareholdermeeting.com/SNSS2021SM, type your question into the “Ask a Question” field, and click “Submit.” Sunesis will respond to as many properly submitted questions during the relevant portion of the Sunesis virtual special meeting agenda as time allows.

If Sunesis experiences technical difficulties during the Sunesis virtual special meeting (e.g., a temporary or prolonged power outage), Sunesis will determine whether the Sunesis virtual special meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Sunesis virtual special meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, Sunesis will promptly notify stockholders of the decision via http://www.virtualshareholdermeeting.com/SNSS2021SM. Sunesis will have technicians ready to assist you with any technical difficulties you may have accessing the Sunesis virtual special meeting website. If you encounter any difficulties accessing the Sunesis virtual special meeting website during the check-in or meeting time, please call the technical support number that will be posted on the Sunesis virtual special meeting website log-in page at http://www.virtualshareholdermeeting.com/SNSS2021SM.

If you own shares in street name through an account with a bank, broker or other nominee, please send proof of your Sunesis share ownership as of the Sunesis record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your registration request. If you are not sure what proof to send, check with your intermediary.

If your shares are registered in your name with Sunesis’s stock registrar and transfer agent, American Stock Transfer & Trust Company, LLC, no proof of ownership is necessary because Sunesis can verify your ownership.

Q:	How are votes counted?

A:	Votes will be counted by the inspector of elections appointed for the meeting, who will separately count votes “FOR” and “AGAINST,” abstentions and, if applicable, broker non-votes.

We do not expect that any matter other than Proposal Nos. 1 through 5 will be brought before the Sunesis virtual special meeting.

Q:	What are “broker non-votes”?

A:

Brokers who hold shares in street name for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approval of non-routine matters, such as Proposals Nos. 2, 3 and 4, and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares, referred to generally as “broker non-votes.” Broker non-votes, if any, will be treated as shares that are present at the virtual special meeting for purposes of determining whether a quorum exists but will not be counted or deemed present virtually or by proxy for the purpose of voting on Proposals Nos. 2, 3 and 4. Broker non-votes will have the same effect as “AGAINST” votes for Proposal No. 1.

Q:	What will happen if I return my proxy or voting instruction form without indicating how to vote?

A:

If you submit your proxy or voting instruction form without indicating how to vote your shares on any particular proposal, the common stock represented by your proxy will be voted as recommended by the Sunesis Board with respect to that proposal.

Q:	May I change my vote after I have submitted a proxy or voting instruction form?

A:

Sunesis’s common stockholders of record, other than those Sunesis stockholders who are parties to voting agreements, may change their vote at any time before their proxy is voted at the Sunesis virtual special meeting in one of following ways:

•	By sending a written notice to the Secretary of Sunesis stating that it would like to revoke its proxy.

•

By duly executing a subsequently dated proxy relating to the same shares of common stock and return it in the postage-paid envelope provided, which subsequent proxy is received before the prior proxy is exercised at the Sunesis virtual special meeting;

•

Duly submitting a subsequently dated proxy relating to the same shares of common stock by telephone or via the Internet (i.e., your most recent duly submitted voting instructions will be followed) before 11:59 p.m. Eastern time on February 21, 2021; and

•	By attending the Sunesis virtual special meeting and voting such shares during the Sunesis virtual special meeting.

If a stockholder who owns Sunesis shares in “street name” has instructed a broker to vote its shares of Sunesis Common Stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:

Sunesis and Viracta will equally share the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Sunesis Common Stock for the forwarding of solicitation materials to the beneficial owners of Sunesis Common Stock. In addition, Sunesis has engaged DF King & Co., Inc., a proxy solicitation firm, to solicit proxies from Sunesis’s stockholders for a fee of up to $15,000 plus certain additional costs associated with solicitation campaigns. Sunesis will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Fees paid to the SEC in connection with filing the statement/prospectus/information statement, and any amendments and supplements thereto, with the SEC will be paid by Viracta.

Q:	What is the quorum requirement?

A:

A quorum of stockholders is necessary to hold a valid meeting. The presence at the Sunesis virtual special meeting, virtually or represented by proxy, of the holders of a majority of the voting power of the stock issued, outstanding and entitled to vote thereat, as of the Sunesis record date, will constitute a quorum for the transaction of business at the Sunesis virtual special meeting.

Your shares will be counted towards the quorum if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you attend the Sunesis virtual special meeting and vote your shares during the Sunesis virtual special meeting. Abstentions and broker non-votes, if applicable, will also be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present at the virtual special meeting or represented by proxy may postpone or adjourn the meeting to another date.

Q:	Should Sunesis’s and Viracta’s stockholders send in their stock certificates now?

A:

No. After the Merger is consummated, Viracta’s stockholders will receive written instructions from the exchange agent for exchanging their certificates representing shares of Viracta Capital Stock for certificates representing shares of Sunesis’s Common Stock. Each Viracta stockholder who otherwise would be entitled to receive a fractional share of Sunesis Common Stock will be entitled to receive an amount in cash, without interest, determined by multiplying such fraction by the volume-weighted average closing trading price of a share of Sunesis Common Stock on Nasdaq for the five consecutive trading days ending five trading days immediately prior to the date upon which the Merger becomes effective.

In addition, Sunesis’s stockholders will receive written instructions, as applicable, from Sunesis’s transfer agent, American Stock Transfer & Trust Company, LLC, for exchanging their certificates representing shares Sunesis Common Stock for new certificates giving effect to the Reverse Split, if effected. Sunesis’s stockholders will also receive a cash payment in lieu of any fractional shares, determined by multiplying such fraction by the fair market value per share of Sunesis Common Stock immediately prior to the effective time of the Reverse Split as determined by the Sunesis Board.

Q:	Who can help answer my questions?

A:

If you are a stockholder of Sunesis and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact DF King & Co., Inc., Sunesis’s proxy solicitor, by telephone, toll-free, at (866) 796-3441.

If you are a stockholder of Viracta, and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

Viracta Therapeutics, Inc.

2533 S Coast Hwy 101, Suite 210

Cardiff, CA 92007

Attn: Secretary

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the Merger, the proposals being considered at the Sunesis virtual special meeting and Viracta’s stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement attached as Annex A, the fairness opinion of MTS Securities, LLC (“MTS”) attached as Annex B and the other annexes to which you are referred herein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 331 of this proxy statement/prospectus/information statement.

The Companies

Sunesis Pharmaceuticals, Inc.

395 Oyster Point Boulevard, Suite 400

South San Francisco, California 94080

(650) 266-3500

Sunesis is a biopharmaceutical company focused on the development of novel targeted inhibitors for the treatment of hematologic and solid cancers. Sunesis’s primary activities since incorporation have been conducting research and development internally and through corporate collaborators, in-licensing and out-licensing pharmaceutical compounds and technology, and by raising capital. Sunesis is developing SNS-510, a PDK1 inhibitor licensed from Millennium Pharmaceuticals, Inc. (“Takeda Oncology”), a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited. SNS-510 interaction with PDK1 inhibits both PI3K-dependent and independent signaling pathways integral to many malignancies. PDK1 can be overexpressed in breast, lung, prostate, hematologic and other cancers. Sunesis is conducting Investigational New Drug-enabling studies for SNS-510 and is addressing expected toxicities associated with PI3K inhibitors through dose regimen optimization and strategies that mitigate glucose dysregulation.

Our second program is vecabrutinib, a selective non-covalent inhibitor of Bruton’s Tyrosine Kinase, or BTK, with activity against both wild-type and C481S-mutated BTK, the most common mutation associated with resistance to covalent BTK inhibitors. In June 2020, Sunesis announced that it will not advance Sunesis’s non-covalent BTK inhibitor vecabrutinib in the planned Phase 2 portion of the Phase 1b/2 trial for adults with relapsed or refractory chronic lymphocytic leukemia (“CLL”) and other B-cell malignancies. The decision was made after assessing the totality of the data including the 500 mg cohort, the highest dose studied in the trial, as Sunesis found insufficient evidence of activity in the BTK inhibitor-resistant population to move the program into Phase 2.

Sunesis also has two partnered programs: DAY101 (formerly TAK-580) and vosaroxin. Sunesis has a license agreement with DOT Therapeutics-1 where Sunesis is eligible to receive potential pre-commercialization, event-based milestone payments and royalty payments on future sales of DAY101, when and if approved and commercialized. In addition, Sunesis has a license agreement with Denovo Biopharma (“Denovo”) where Sunesis is eligible to receive potential regulatory and commercial milestones, and royalties on future sales of vosaroxin, when and if approved and commercialized.

In July 2020, Sunesis took steps to conserve cash resources and cut operating expenses, reducing its workforce by 30% to focus on its PDK1 inhibitor SNS-510 program while evaluating strategic alternatives. Strategic alternatives were evaluated with a goal to enhance stockholder value, including the possibility of a merger or sale of Sunesis. On November 29, 2020, due to the entry into the Merger Agreement, Sunesis committed to reducing its workforce by an additional 40% to preserve cash resources while completing the proposed Merger.

Viracta Therapeutics, Inc.

2533 S Coast Hwy 101, Suite 210

Cardiff, CA 92007

(858) 400-8470

Viracta Therapeutics, Inc. (“Viracta”) is a clinical-stage, biomarker-directed precision oncology company focused on advancing new medicines for the treatment of virus-associated malignancies. The association of viruses and cancer has been well characterized, and Viracta’s lead program is focused on cancers associated with the Epstein-Barr virus (“EBV”). EBV has been recognized as a Group 1 human carcinogen by the World Health Organization. Despite the association of EBV with cancer, attempts to develop vaccines have not proven successful. EBV enters periods of latency during which most viral genes are epigenetically suppressed, which allows an infected cell to not be killed by the virus should it enter a lytic replication cycle. Likewise, the latently infected cell can evade the body’s immune surveillance mechanisms. In some stages of latency, no viral proteins are expressed on the cell surface, making it difficult to develop broadly effective immunotherapies. There are over 250,000 new cases of EBV-associated cancers each year with regard to lymphoma, nasopharyngeal carcinoma (“NPC”) and gastric carcinoma (“GC”), and there are currently no approved therapies for these cancers, which are responsible for over 140,000 deaths each year. Viracta’s novel synthetic lethality approach targets the EBV genome to enable the killing of the tumor cells by inducing the expression of certain viral kinase genes which in-turn activate an antiviral drug. The activated antiviral drug disrupts the DNA replication cycle of the target cells resulting in chain termination and killing of the tumor cells by inducing apoptosis, also known as programmed cell death. This synthetic lethality approach may also be applicable to other cancers associated with the herpes family of viruses, to which EBV belongs, such as glioblastoma associated with cytomegalovirus, Kaposi’s sarcoma with Kapois’s sarcoma virus, and gastrointestinal carcinomas with Human Herpesvirus 6.

Viracta’s lead product candidate, VRX-101 is an all-oral combination of nanatinostat, Viracta’s proprietary investigational drug, and valganciclovir, and is currently being evaluated in a Phase 1b/2 clinical trial for the treatment of relapsed/refractory EBV+ lymphomas, independent of histological subtype or cell lineage. In December 2020, at the 62nd American Society of Hematology (“ASH”) Annual Meeting, initial Phase 2 data from this trial was presented, which demonstrated encouraging efficacy signals in multiple subtypes of pre-treated, highly-refractory EBV+ lymphoma patients, and a generally well-tolerated safety profile. Complete responses were observed in diffuse large B-cell lymphoma, T/NK-cell lymphoma, and immunodeficiency-associated lymphoproliferative disorders. The median duration of response across all subtypes was 10.4 months.

Viracta has received Fast Track Designation by the U.S. Food and Drug Admistration for the treatment of relapsed or refractory EBV+ lymphoid malignancies, in addition to orphan drug designations for the treatment of post-transplant lymphoproliferative disorders, plasmablastic lymphoma, and T-cell lymphoma. Viracta plans to initiate a registration trial for the treatment of EBV+ lymphoma in the first half of 2021, and also plans to initiate a Phase 1b/2 trial in EBV+ solid tumors, including NPC and GC, in 2021.

The Merger (see page 128)

On November 29, 2020, Sunesis, Merger Sub, and Viracta entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Viracta, with Viracta surviving as a wholly owned subsidiary of Sunesis. Sunesis Common Stock will be issued to the former Viracta stockholders at the Effective Time. In connection with the closing of the Merger, Sunesis will change its name to “Viracta Therapeutics, Inc.,” and Viracta is expected to change its name to “Viracta Subsidiary, Inc.” References to the combined company in this proxy statement/prospectus/information statement are references to Sunesis following the Merger.

Concurrently with the execution of the Merger Agreement, Viracta entered into the CSPA with certain investors pursuant to which, among other things, Viracta agreed to issue to the investors an aggregate of

107,349,288 shares of Viracta Common Stock at a purchase price of $0.6055 per share, for gross proceeds of approximately $65.0 million. The securities to be issued in the Pre-Closing Financing will be issued pursuant to an exemption from securities laws. The Sunesis Common Stock issuable upon exchange of the shares of Viracta Common Stock pursuant to the Merger will be registered on this Registration Statement filed and declared effective by the SEC. The warrants to purchase Sunesis Common Stock issuable upon exchange of the warrants to purchase shares of Viracta Common Stock will be issued pursuant to an exemption from securities laws. The Registration Statement will also register the issuance of the Sunesis Common Stock issuable upon exercise of the warrants, following Sunesis’s assumption of the warrants in the Merger.

Sunesis and Viracta expect the Merger to be consummated during the first quarter of 2021, subject to satisfaction or waiver of certain conditions, including, among other things, receipt of the requisite approval of Sunesis’s and Viracta’s stockholders, including approval by the Sunesis Common Stockholders of (a)(i) the issuance of shares of Sunesis capital stock pursuant to the Merger, which will represent more than 20% of the shares of Sunesis Common Stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively, and (b) an amendment to Sunesis’s amended and restated certificate of incorporation to effect immediately prior to the closing of the Merger the Reverse Split at a ratio anywhere in the range between 3-for-1 and 6-for-1 (with the actual reverse stock split ratio to be mutually agreed upon by Sunesis and Viracta prior to the effectiveness of the Merger).

Immediately following the consummation of the Merger, the equity holders of Viracta (including the holders of any outstanding and unexercised options to purchase Viracta Capital Stock) immediately prior to the Merger are expected to hold approximately 86% of the shares of Sunesis capital stock outstanding immediately following the Merger on a fully diluted treasury stock method basis, and the equity holders of Sunesis immediately prior to the Merger are expected to hold approximately 14% of the Sunesis capital stock outstanding immediately following the Merger on a fully diluted treasury stock basis, in each case, after giving effect to the Pre-Closing Financing and assuming Sunesis Net Cash of $14.0 million at the closing of the Merger and using the treasury stock method. As currently anticipated and assuming a $65.0 million investment in the Pre-Closing Financing, after the closing of the Pre-Closing Financing and consummation of the Merger, and assuming Sunesis holds $14.0 million of net cash at the closing of the Merger, the outstanding equity of Sunesis on a fully diluted treasury stock method basis will be held as follows: equity holders of former Viracta Capital Stock (prior to the Pre-Closing Financing) are expected to hold approximately 54%; the investors in the Pre-Closing Financing are expected to hold approximately 32%; and pre-Merger Sunesis equity holders are expected to hold approximately 14%. If Sunesis holds less than $13.5 million of net cash at the closing of the Merger, the equity holders of Sunesis (pre-Merger) are expected to hold less than 14% of the Sunesis capital stock on a fully diluted treasury stock method basis and if Sunesis holds more than $14.5 million of net cash at the closing of the Merger, the equity holders of Sunesis (pre-Merger) are expected to hold more than 14% of the Sunesis capital stock on a fully diluted treasury stock method basis. A $7.5 million Sunesis Net Cash threshold is a condition to the completion of the Merger (the “Net Cash Condition”). For a more complete description of the Merger and the potential adjustments in the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 166 of this proxy statement/prospectus/information statement.

Reasons for the Merger (see page 134)

The Sunesis Board considered various reasons to reach its determination:

•

that the Merger, the Reverse Split and the other transactions and actions contemplated by the Merger Agreement (the “Contemplated Transactions”) are advisable and fair to, and in the best interests, of Sunesis and its stockholders;

•

to approve and declare advisable the Merger Agreement and the Contemplated Transactions, including the authorization and issuance of shares of Sunesis Common Stock to the stockholders of Viracta pursuant to the terms of the Merger Agreement; and

•	to recommend that, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Sunesis vote to approve the Sunesis Closing Stockholder Matters.

The Viracta Board also considered various reasons to reach its determination:

•	that the Merger is advisable and fair to, and in the best interests of, Viracta and its stockholders;

•	to approve the Merger Agreement, the Merger and the Contemplated Transactions and deem the Merger Agreement advisable; and

•	to recommend that its stockholders vote to approve the Viracta Stockholder Matters.

Following the Merger, the combined company will be a clinical-stage biopharmaceutical company focused on advancing Viracta’s precision oncology pipeline targeting virus-associated malignancies, including Viracta’s lead program for the treatment of EBV+ relapsed/refractory lymphomas. Among other reasons, Sunesis and Viracta believe that the combined organization will have the following potential advantages:

•

Product Pipeline. The combined company is expected to build upon and implement Viracta’s current plans for developing its precision oncology pipeline targeting virus-associated malignancies, including Viracta’s lead program for the treatment of EBV+ relapsed/refractory lymphomas.

•

Management Team. It is expected that the combined organization will be led by the experienced senior management team from Viracta and a board of directors of seven members with representation from each of Sunesis and Viracta.

•

Cash Resources. The combined company is expected to have the cash that Viracta is expected to have in connection with the consummation of the Merger, which includes the cash that Viracta currently holds, plus the gross proceeds from the Pre-Closing Financing of at least $65.0 million, in addition to the cash that Sunesis is expected to have in connection with the consummation of the Merger, which Sunesis and Viracta believe is sufficient to enable Viracta to pursue its near term clinical trials and business plans.

The Sunesis Board considered other reasons for the Merger, including:

•

the Sunesis Board, with the assistance of its advisors, undertook a comprehensive and thorough process of reviewing and analyzing potential strategic transactions, including strategic mergers and acquisitions, asset acquisitions and reverse mergers, to identify the opportunity that would, in the Sunesis Board’s opinion, create the most value for Sunesis’s stockholders;

•

the Sunesis Board believes that, as a result of arm’s length negotiations with Viracta, Sunesis and its representatives negotiated the most favorable exchange ratio that Viracta was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Sunesis in the aggregate to which Viracta was willing to agree;

•

the Sunesis Board believes, after a thorough review of strategic alternatives and Sunesis’s discussions with its financial advisors and legal counsel, as well as Sunesis management’s discussions with Viracta’s senior management, that, compared to the Merger, no alternatives or other strategic options that may have been available to Sunesis, including remaining a standalone public company, were reasonably likely to create greater value for Sunesis’s stockholders;

•

the risks associated with SNS-510 and vecabrutinib becoming commercially viable programs due to preclinical and clinical data produced to date, the competitive landscape among BTK inhibitors and the inherent technical risks of early stage programs;

•

the consequences of Sunesis’s decision not to advance vecabrutinib, a selective non-covalent inhibitor of Bruton’s Tyrosine Kinase, or BTK, in the planned Phase 2 portion of the Phase 1b/2 trial due to insufficient activity in BTK inhibitor-resistant patients, and the likelihood that Sunesis’s prospects as a stand-alone company were unlikely to change for the benefit of Sunesis’s stockholders in the foreseeable future;

•

the risks associated with the need to obtain substantial amounts of financing to continue its operations and to continue the development of its SNS-510 PDK1 inhibitor program if Sunesis were to remain an independent company;

•	the risk of not achieving milestones and royalties from Sunesis’s partnered programs;

•

the risks and delays associated with, and uncertain value and costs to Sunesis’s stockholders of, liquidating Sunesis, including, without limitation, the uncertainties of continuing cash burn while contingent liabilities are resolved and uncertainty of timing of release of cash until contingent liabilities are resolved;

•

the strength of the balance sheet of the combined company, which includes the cash that Viracta currently holds, plus the gross proceeds from the Pre-Closing Financing of at least $65.0 million, in addition to the cash that Sunesis is expected to have in connection with the consummation of the Merger;

•	the combined company will be led by an experienced industry chief executive and a board of directors with representation from the current boards of directors of Sunesis and Viracta; and

•

Viracta’s product pipeline and the potential market opportunity for Viracta’s products, that Viracta’s product candidates represent a sizeable potential market opportunity and may thereby create value for the stockholders of the combined organization and an opportunity for Sunesis’s stockholders to participate in the potential growth of the combined organization.

In addition, the Viracta Board approved the Merger based on a number of reasons, including the following:

•	the potential to provide the current Viracta stockholders with greater liquidity by owning stock in a public company;

•

Viracta’s need for capital to support the clinical development of its product candidates and the potential to access public market capital, including sources of capital from a broader range of investors than it could otherwise obtain if it continued to operate as a privately-held company;

•	the expectation that the Merger would be a more time- and cost-effective means to access capital than other options considered; and

•

the expectation that the Merger will qualify as a transaction described under Section 368(a) of the Code for U.S. federal income tax purposes, with the result that Viracta’s stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes.

Opinion of Sunesis’s Financial Advisor (see page 139)

Sunesis retained MTS Health Partners, L.P. as its financial advisor in connection with the Merger. On November 29, 2020, MTS Securities, LLC, an affiliate of MTS Health Partners, L.P., rendered its oral opinion to the Sunesis Board (which was subsequently confirmed in writing as of November 29, 2020), that, as of that date and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion and described below, the Exchange Ratio was fair, from a financial point of view, to Sunesis.

The full text of the opinion of MTS Securities, LLC (which is referred to herein as the “MTS Opinion”) sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS Securities, LLC in connection with its opinion. As described therein, MTS Securities, LLC assumed, among others, for purposes of the MTS Opinion that the only material assets of Sunesis were Sunesis Net Cash, any proceeds of monetization of Sunesis’s agreement with Day One Biopharmaceuticals, Inc., dated as of December 16, 2019 (the “Day One Agreement” and referred to in the MTS Opinion as the TAK-580 licensing agreement), and Sunesis’s Equity Stake (as defined in “The Merger—Certain Unaudited Financial Projections”), that no other assets of Sunesis would have any material value and that Sunesis would not engage in any activity that could result in the generation of any revenue other than the receipt of royalties and/or proceeds from the Day One Agreement. As a result, based on the direction of and with the consent of Sunesis management and with the consent of the Sunesis Board, MTS Securities, LLC analyzed the relevant intrinsic valuation of Sunesis solely using a liquidation analysis. MTS Securities, LLC further assumed, based on the direction of and with the consent of Sunesis management and with the consent of the Sunesis Board, and based on the commitments obtained by Viracta, that the amount of gross proceeds from the Pre-Closing Financing will be $65.0 million. The MTS Opinion is attached as Annex B to the accompanying proxy statement/prospectus/information statement and is incorporated herein by reference. The summary of the MTS Opinion set forth in this proxy statement/prospectus/information statement is qualified in its entirety by reference to the full text of the MTS Opinion. We urge you to read carefully the MTS Opinion, together with the summary thereof in this proxy statement/prospectus/information statement, in its entirety.

MTS Securities, LLC provided its opinion for the information and assistance of the Sunesis Board in connection with its consideration of the Merger. The MTS Opinion addressed solely the fairness, from a financial point of view, of the Exchange Ratio to Sunesis and does not address any other aspect or implication of the Merger. The MTS Opinion was not a recommendation to the Sunesis Board or any stockholder of Sunesis as to how to vote or to take any other action in connection with the Merger.

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration and Exchange Ratio (see page 166)

Pursuant to the Merger Agreement, at the Effective Time, each share of Viracta Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares but including any shares of Viracta Capital Stock issued pursuant to the Pre-Closing Financing as per the Merger Agreement) will be automatically converted solely into the right to receive a number of shares of Sunesis Common Stock equal to the Exchange Ratio.

No fractional shares of Sunesis Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Viracta Capital Stock who would otherwise be entitled to receive a fraction of a share of Sunesis Common Stock (after aggregating all fractional shares of Sunesis Common Stock issuable to such holder) will, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with the Merger Agreement and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Sunesis’s volume weighted average closing trading price of a share of Sunesis Common Stock on Nasdaq for the five consecutive trading days ending five trading days immediately prior to the Effective Time. For a more complete description of the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 166 of this proxy statement/prospectus/information statement.

The Exchange Ratio formula is derived based upon a Viracta Equity Value (as defined below) of $185.0 million and a Sunesis Equity Value (as defined below) of $30.0 million and is subject to adjustment based upon (a) the proceeds from the Pre-Closing Financing of $65.0 million and (b) Sunesis Net Cash at the closing of the Merger being greater or less than $14.0 million. Based upon the current size of the Pre-Closing Financing, the Viracta Equity Value is $185.0 million. Sunesis has agreed to certain restrictions on the operation of its business under the Merger Agreement, including restrictions regarding the disposition of its assets, which could result in Sunesis being unable to dispose of its assets to satisfy the closing condition regarding the Sunesis Net Cash not being less than $7.5 million, which is a condition to the completion of the Merger (the “Net Cash Condition”). For a more complete description of the Merger and the potential adjustments in the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 166 of this proxy statement/prospectus/information statement.

As currently anticipated and assuming an investment of approximately $65.0 million in the Pre-Closing Financing and assuming Sunesis holds $14.0 million of net cash at the closing of the Merger, the equity holders of Viracta immediately before the Merger (inclusive of investors in the Pre-Closing Financing) are expected to own approximately 86% of the aggregate number of outstanding shares of Sunesis capital stock immediately after the closing of the Merger, and the equity holders of Sunesis immediately before the Merger are expected to own approximately 14% of the aggregate number of outstanding shares of Sunesis capital stock immediately after the closing of the Merger, in each case, on a fully-diluted treasury stock method basis, subject to the adjustments described above. If Sunesis holds less than $13.5 million of net cash at the closing of the Merger, the equity holders of Sunesis (pre-Merger) are expected to hold less than 14% of the Sunesis capital stock on a fully diluted treasury stock method basis and if Sunesis holds more than $14.5 million of net cash at the closing of the Merger, the equity holders of Sunesis (pre-Merger) are expected to hold more than 14% of the Sunesis capital stock on a fully diluted treasury stock method basis. For a more complete description of the Merger and the potential adjustments in the Exchange Ratio, please see the section titled “The Merger Agreement —Merger Consideration and Exchange Ratio” beginning on page 166 of this proxy statement/prospectus/information statement.

Treatment of Sunesis Stock Options

As of December 31, 2020, Sunesis’s named executive officers and directors collectively owned unvested stock options to purchase 126,002 shares of Sunesis Common Stock and vested stock options to purchase 331,580 shares of Sunesis Common Stock, for a total of options to purchase 457,582 shares of Sunesis Common Stock.

Treatment of Viracta Stock Options

Under the terms of the Merger Agreement, each option to purchase shares of Viracta Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Sunesis Common Stock. Sunesis will assume Viracta’s 2016 Equity Incentive Plan, and all rights with respect to each outstanding option to purchase Viracta Common Stock in accordance with its terms and the terms of the stock option agreement by which such option is evidenced.

Accordingly, from and after the Effective Time: (i) each outstanding Viracta stock option assumed by Sunesis may be exercised solely for shares of Sunesis Common Stock; (ii) the number of shares of Sunesis Common Stock subject to each outstanding option assumed by Sunesis will be determined by multiplying (A) the number of shares of Viracta Common Stock that were subject to such Viracta stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and the Reverse Split, and rounding the resulting number down to the nearest whole number of shares of Sunesis Common Stock; (iii) the per share exercise price for the Sunesis Common Stock issuable upon exercise of each Viracta stock option assumed by

Sunesis shall be determined by dividing (A) the per share exercise price of Viracta Common Stock subject to such Viracta stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and the Reverse Split and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Viracta stock option assumed by Sunesis shall continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Viracta stock option shall otherwise remain unchanged; provided, however, that the Sunesis Board or a committee thereof will succeed to the authority and responsibility of the Viracta Board or any committee thereof with respect to each Viracta stock option assumed by Sunesis. The number of shares of Sunesis Common Stock that is expected to be issued upon exercise of the Viracta stock options, and the exercise price of such options, will also be adjusted for the Reverse Split.

Treatment of Viracta Warrants

Upon consummation of the Merger, each warrant to purchase Viracta Common Stock outstanding immediately prior to the Effective Time will be treated in accordance with the terms thereof.

Conditions to the Completion of the Merger (see page 170)

The obligations to consummate the Merger and otherwise consummate the Contemplated Transactions shall be subject to receipt of the Required Viracta Stockholder Vote (as defined below), the required vote from Sunesis stockholders on the Sunesis Closing Stockholder Matters, and the satisfaction or waiver, on or prior to the Effective Time, of the other conditions set forth in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 170 of this proxy statement/prospectus/information statement.

Non-Solicitation (see page 176)

Both Sunesis and Viracta are prohibited by the terms of the Merger Agreement from, directly or indirectly:

•

soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below) or taking any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

•	furnishing any non-public information to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engaging in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•	approving, endorsing or recommending any Acquisition Proposal;

•

executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below) (other than a permitted confidentiality agreement); or

•	publicly proposing to do any of the foregoing.

Either of Sunesis or Viracta, as applicable, may furnish non-public information to and enter into discussions or negotiations with, any person in response to a bona fide written Acquisition Proposal, which its board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes, or could be reasonably likely to result in, a Superior Offer (as defined below) (and is not withdrawn) if:

•	neither it nor any of its representatives will have breached the non-solicitation restrictions in the Merger Agreement in any material respect;

•

its board of directors concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of its board of directors under applicable law;

•

it receives from such person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to it as those contained in the non-disclosure and confidentiality agreement, dated as of October 1, 2020 between Viracta and Sunesis; and

•

substantially contemporaneously with furnishing any such nonpublic information to such person, it furnishes such nonpublic information to the other party (to the extent such information has not been previously furnished to the other party).

If Sunesis or Viracta, or any of their respective representatives, receives an Acquisition Proposal or Acquisition Inquiry prior to Closing, then such party will promptly (and in no event later than one business day after it becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry and the material terms of the Acquisition Proposal or Acquisition Inquiry) and provide a copy of all material written materials relating to such Acquisition Proposal or Acquisition Inquiry. Each party will keep the other party informed on a current basis with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification thereto.

Termination and Termination Fees (see page 183)

Upon termination of the Merger Agreement by Sunesis or Viracta in certain circumstances a termination fee of $1.5 million may be payable by Sunesis to Viracta, or $1.5 million may be payable by Viracta to Sunesis. Additionally, in the event of a termination in connection with a Viracta Triggering Event (as defined on page 184 of this proxy statement/prospectus/information statement), then a termination fee of $3.0 million may be payable by Viracta to Sunesis. For a more complete description of the termination provisions, please see the section titled “The Merger Agreement—Termination and Termination Fees” beginning on page 183 of this proxy statement/prospectus/information statement.

Support Agreements (see page 188)

Concurrently with the execution of the Merger Agreement, (a) officers, directors and certain stockholders of Viracta (solely in their respective capacities as Viracta stockholders) who collectively beneficially owned or controlled approximately 87% of the voting power of Viracta’s outstanding capital stock as of November 29, 2020, entered into support agreements under which such stockholders agreed to, among other things, vote in favor of the adoption of the Merger Agreement and the approval of the Merger, the Viracta Stockholder Matters and the other transactions contemplated by the Merger Agreement; provided that in the event of a Viracta Board Adverse Recommendation Change, the obligation of such Viracta stockholders to vote their shares of Viracta Capital Stock will be modified and such stockholders will only be required to collectively vote an aggregate number of shares of Viracta Capital Stock equal to 35% of the total voting power of the outstanding Viracta Capital Stock, and (b) officers and directors of Sunesis (solely in their respective capacities as Sunesis stockholders), who collectively beneficially owned or controlled approximately 0.9% of the voting power of Sunesis’s outstanding capital stock as of November 29, 2020, entered into support agreements under which such stockholders agreed to, among other things, vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

The support agreements will terminate at the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms.

Lock-Up Agreements (see page 188)

Concurrently with the execution of the Merger Agreement, directors, officers and certain stockholders of Viracta, entered into lock-up agreements, pursuant to which such individuals and entities have agreed not to, except in limited circumstances, transfer or dispose of, any shares of Sunesis Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Sunesis Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of warrants and stock options, for a period of 180 days after the closing date of the Merger. Dr. Onetto, the designee of Sunesis to the board of directors of the combined company has also entered into a similar lock-up agreement.

Pre-Closing Financing; CSPA (see page 188)

Concurrent with the execution of the Merger Agreement, Viracta entered into the CSPA with certain investors pursuant to which, among other things, Viracta agreed to issue to the investors an aggregate of 107,349,288 of shares of Viracta Common Stock at a purchase price of $0.6055 per share, for gross proceeds of approximately $65.0 million immediately prior to the closing of the Merger.

Appraisal Rights (see page 163)

Sunesis stockholders are not entitled to appraisal rights in connection with the Merger. Holders of Viracta Common Stock are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. For more information about such rights, please see the provisions of Section 262 of the DGCL attached as Annex C and the section titled “The Merger—Appraisal Rights and Dissenters’ Rights” beginning on page 163 of this proxy statement/prospectus/information statement.

Management Following the Merger (see page 271)

Immediately following the Merger, the executive management team of the combined company is expected to be comprised of the following individuals with such additional officers as may be added by Viracta or the combined company:

Name	Position with the Combined Company	Current Position
Ivor Royston, M.D.	Chief Executive Officer	Chief Executive Officer of Viracta
Daniel Chevallard	Chief Financial Officer	Chief Financial Officer of Viracta
Lisa Rojkjaer, M.D.	Chief Medical Officer	Chief Medical Officer of Viracta

Directors of the Combined Company Following the Merger

At the Effective Time, the combined company is expected to initially have a seven-member board of directors, comprised of (a) Ivor Royston, M.D., Michael Huang, M.S., M.B.A., Sam Murphy, Ph.D., Roger J. Pomerantz, M.D., Gur Roshwalb, M.D., and Thomas Darcy, each as a Viracta designee, and (b) Nicole Onetto, M.D., as a Sunesis designee, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

The aforementioned board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the Nasdaq rules. All of Sunesis’s current directors, other than Dr. Onetto, are expected to resign from their positions as directors of Sunesis, effective as of the Effective Time.

Interests of Certain Directors, Officers and Affiliates of Sunesis and Viracta (see pages 151 and 156)

In considering the recommendation of the Sunesis Board with respect to the issuance of Sunesis Common Stock pursuant to the Merger Agreement and the other matters to be acted upon by Sunesis’s stockholders at the Sunesis virtual special meeting, Sunesis’s stockholders should be aware that certain members of the Sunesis Board and current and former executive officers of Sunesis have interests in the Merger that may be different from, or in addition to, interests they have as Sunesis’s stockholders.

On November 29, 2020, in connection with the Merger Agreement, the Sunesis Board upon recommendation of the compensation committee adopted a retention program for certain of its executive officers, or the Retention Program. Under the Retention Program: (i) Dr. Fox and Mr. Hyare will be eligible to receive a guaranteed cash bonus equal to the executive’s current target annual bonus for 2020 (regardless of actual performance), which amounts to $159,120 for Dr. Fox and $116,668 for Mr. Hyare, subject to the executive’s continued employment through the closing of the Merger or involuntary termination (other than for cause as defined in the executive’s severance benefits agreement) on or before the closing of the Merger; and (ii) extension of the post-termination exercise period for all options held by the executive with an exercise price below $10.00 per share until the earlier of the original expiration date of such option or twelve months following the date on which the executive’s employment with Sunesis terminates. Such retention benefits are in addition to the severance benefits available to Dr. Fox and Mr. Hyare under the Executive Severance Agreements. The Retention Program also provides Dr. Fox and Mr. Hyare outplacement services for six months.

Under the Retention Program, subject to his continued service through the closing of the Merger, Mr. Misfeldt will be eligible for an extension of the post-termination exercise period for all options held by him with an exercise price below $10.00 per share until the earlier of the original expiration date of such option or 24 months following the closing of the Merger.

As of December 31, 2020, Sunesis’s directors and executive officers (including affiliates) beneficially owned, in the aggregate approximately 2.9% of the outstanding shares of Sunesis Common Stock.

The compensation arrangements with Sunesis’s officers and directors are discussed in greater detail in the section titled “The Merger—Interests of the Sunesis Directors and Executive Officers in the Merger” beginning on page 151 of this proxy statement/prospectus/information statement. Additionally, as described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “Management Following the Merger” beginning on page 271 of this proxy statement/prospectus/information statement, Dr. Onetto is expected to remain a director of the combined company upon the closing of the Merger.

In considering the recommendation of the Viracta Board with respect to adopting the Merger Agreement, Viracta’s stockholders should be aware that members of the Viracta Board and the executive officers of Viracta may have interests in the Merger that may be different from, or in addition to, the interests of Viracta’s stockholders. The Viracta Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement, the Merger, and the Contemplated Transactions.

As of January 5, 2021, Viracta’s directors and named executive officers (including affiliates) beneficially owned, in the aggregate approximately 39.7% of the outstanding shares of Viracta capital stock.

As described elsewhere in this proxy statement/prospectus/information statement, including in the section titled “Management Following the Merger,” certain of Viracta’s directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the Merger.

Sunesis’s executive officers and directors, and Viracta’s executive officers, directors and certain affiliated stockholders have entered into support agreements, pursuant to which such directors, officers and certain stockholders, respectively, have agreed, solely in their capacity as stockholders of Sunesis and Viracta, respectively, to vote all of their shares of Sunesis Common Stock or Viracta Capital Stock in favor of, among other things, the adoption or approval, respectively, of the Merger Agreement and the transactions contemplated therein in connection with the Merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger” beginning on page 188 of this proxy statement/prospectus/information statement.

Material U.S. Federal Income Tax Consequences of the Merger (see page 159)

Sunesis and Viracta intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, as described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 159 of this proxy statement/prospectus/information statement. Subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 159 of this proxy statement/prospectus/information statement, in the opinion of Cooley and WSGR, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, Viracta stockholders generally will not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of Sunesis Common Stock issued in connection with the Merger (other than in respect of cash received in lieu of fractional shares). Each Viracta stockholder who receives cash in lieu of a fractional share of Sunesis Common Stock generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of such fractional share and the stockholder’s tax basis allocable to such fractional share.

Risk Factors (see page 30)

Both Sunesis and Viracta are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:

•

The Exchange Ratio is not adjustable based on the market price of Sunesis Common Stock so the consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed;

•

Failure to complete the Merger may result in Sunesis or Viracta paying a termination fee to the other party and could harm the common stock price of Sunesis and future business and operations of each company;

•	If the conditions to the closing of the Merger are not met, the Merger may not occur;

•	The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and/or other causes;

•

Some executive officers and directors of Sunesis and Viracta have interests in the Merger that are different from the respective stockholders of Sunesis and Viracta and that may influence them to support or approve the Merger without regard to the interests of the respective stockholders of Sunesis and Viracta;

•	The market price of Sunesis Common Stock following the Merger may decline as a result of the Merger;

•

Viracta and Sunesis securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing of the Merger as compared to their current ownership and voting interest in the respective companies;

•

During the pendency of the Merger, Sunesis and Viracta may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•

Because the lack of a public market for Viracta Capital Stock makes it difficult to evaluate the fairness of the Merger, the shareholders of Viracta may receive consideration in the Merger that is less than the fair market value of Viracta Capital Stock and/or Sunesis may pay more than the fair market value of Viracta’s Capital Stock; and

•	If any of the events described in under the sections titled “Risk Factors—Risks Related to the Merger” occur, those events could cause the potential benefits of the Merger not to be realized.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 30 of this proxy statement/prospectus/information statement. Sunesis and Viracta encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 158)

In the United States, Sunesis must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Sunesis Common Stock to Viracta’s stockholders in connection with the Contemplated Transactions by the Merger Agreement and the filing of this proxy statement/prospectus/information statement with the SEC. Sunesis does not intend to seek any regulatory approval from antitrust authorities to consummate the Contemplated Transactions.

Litigation Relating to the Merger (see page 158)

On January 8, 2021, a lawsuit was filed by a purported stockholder of Sunesis in connection with the proposed merger between Sunesis and Viracta. The lawsuit was brought as a putative class action and captioned James Mooney v. Sunesis Pharmaceuticals, Inc., et al., No. 3:21-cv-00182 (N.D. Ca.) (the “Complaint”). The Complaint names as defendants Sunesis, Merger Sub, Viracta and the members of the Sunesis board. The Complaint alleges claims for breaches of fiduciary duty against the members of the Sunesis board, aiding and abetting breaches of fiduciary duty against Sunesis, Viracta and Merger Sub, violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against all defendants, and violations of Section 20(a) of the Exchange Act against the members of the Sunesis board. The plaintiff contends that the proposed merger between Sunesis and Viracta is unfair and undervalues Sunesis, and that the registration statement on Form S-4 filed on December 22, 2020 omitted or misrepresented material information regarding the proposed merger between Sunesis and Viracta, rendering the registration statement false and misleading. The Complaint seeks injunctive relief, declaratory relief, rescission or rescissory damages, and an award of plaintiffs’ costs, including attorneys’ fees and expenses.

The defendants believe the Complaint is without merit and intend to vigorously defend against it. Additional lawsuits may be filed against Sunesis, Merger Sub, Viracta, and/or the Sunesis directors in connection with the merger and the S-4.

Nasdaq Market Listing (see page 162)

Shares of Sunesis Common Stock are currently listed on The Nasdaq Capital Market under the symbol “SNSS” and will file an initial listing application with Nasdaq pursuant to Nasdaq’s “reverse merger” rules. After completion of the Merger, Sunesis will be renamed Viracta Therapeutics, Inc. and expects to trade on The Nasdaq Global Market under the symbol “VIRX.”

Anticipated Accounting Treatment (see page 162)

The Merger will be treated by Sunesis as a reverse merger asset acquisition under the cost accumulation and allocation model of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). For accounting purposes, Viracta is considered to be acquiring Sunesis in this transaction. The Merger will be accounted for under the cost accumulation and allocation model of accounting under existing GAAP, which are subject to change and interpretation. Under the cost accumulation and allocation model of accounting, management of Sunesis and Viracta have made a preliminary estimated purchase price calculated as described in Note 3 to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information. The net tangible and intangible assets acquired and liabilities assumed in connection with the Merger are at their estimated acquisition date relative fair values. The cost accumulation and allocation model of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated relative fair values, which cannot be made prior to the completion of the Merger, will be based on the actual net tangible and intangible assets of Sunesis that exist as of the date of completion of the Merger.

Description of Sunesis and Viracta Capital Stock (see page 306)

Both Sunesis and Viracta are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, Viracta stockholders will become Sunesis stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Sunesis and the amended and restated certificate of incorporation of Sunesis, as may be amended by Proposal No. 1 if approved by the Sunesis stockholders at the Sunesis virtual special meeting. The rights of Sunesis stockholders contained in Sunesis’s amended and restated certificate of incorporation, and amended and restated bylaws differ from the rights of Viracta stockholders under Viracta’s current amended and restated certificate of incorporation and amended and restated bylaws, as more fully described under the section titled “Comparison of Rights of Holders of Viracta Stock and Sunesis Stock” beginning on page 310 of this proxy statement/prospectus/information statement.

Sunesis Stockholder Meeting (see page 122)

The Sunesis virtual special meeting will be held exclusively online via audio-only webcast on February 22, 2021 at 9:00 a.m. Pacific time, unless postponed or adjourned to a later date. The Sunesis virtual special meeting can be accessed by visiting http://www.virtualshareholdermeeting.com/SNSS2021SM, where you will be able to vote your shares and submit questions during the Sunesis virtual special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. Online check-in will begin at 8:45 a.m. Pacific time, and we encourage you to allow ample time for the online check-in procedures. Please note that you will not be able to attend the Sunesis virtual special meeting in person. For more information on the Sunesis virtual special meeting, see the section titled “The Virtual Special Meeting of Sunesis’s Stockholders” beginning on page 122 of this proxy statement/prospectus/information statement.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following tables present summary historical financial data for Sunesis and Viracta, summary unaudited pro forma condensed financial data for Sunesis and Viracta, and comparative historical and unaudited pro forma per share data for Sunesis and Viracta.

Selected Historical Financial Data of Sunesis

The selected financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018 are derived from the Sunesis audited financial statements prepared using “GAAP”, which are included in this proxy statement/prospectus/information statement. The selected financial data as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019 are derived from the Sunesis unaudited condensed consolidated financial statements contained in Sunesis Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, which are included in this proxy statement/prospectus/information statement. The financial data should be read in conjunction with “Sunesis Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Sunesis’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. These historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019
			(unaudited)
Selected Consolidated Statements of Operations Data (in thousands, except per share amounts):
License and other revenue	$2,073	$237	$120	$—
Total operating expenses	25,361	25,947	16,735	17,934
Net loss	(23,330)	(26,615)	(16,803)	(18,043)
Net loss per common share	$(2.68)	$(7.48)	$(1.32)	$(2.28)
Shares used in computing net basic and diluted loss per common share:	8,712	3,558	12,748	7,897

	As of		As of September 30,
	December 31,
	2019	2018	2020
			(unaudited)
Consolidated Balance Sheet Data (in thousands):
Cash, cash equivalents and restricted cash	$18,261	$13,696	$26,048
Working capital(1)	26,906	3,877	24,057
Total assets	37,240	15,324	28,033
Long-term liabilities	281	8	—
Accumulated deficit	(682,800)	(659,469)	(699,603)
Total stockholders’ equity	27,543	3,993	24,466

(1)	Working capital is defined as current assets less current liabilities.

Selected Historical Financial Data of Viracta

The selected financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018 are derived from Viracta’s audited financial statements prepared using GAAP, which are included in this proxy statement/prospectus/information statement. The statements of operations data for the nine months ended September 30, 2020 and 2019, as well as the balance sheet data as of September 30, 2020, are derived from Viracta’s unaudited condensed financial statements included elsewhere in this proxy statement/prospectus/information statement. These historical results are not necessarily indicative of results to be expected in any future period. The selected financial data should be read in conjunction with Viracta’s financial statements and the related notes to those statements included in this proxy statement/prospectus/information statement and “Viracta Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019
			(unaudited)
Selected Statements of Operations Data (in thousands, except per share amounts):
License and other revenue	$—	$1,140	$—	$—
Total operating expenses	12,058	8,587	12,689	7,778
Net loss	(13,559)	(8,545)	(12,733)	(9,314)
Net loss per common share	$(5.75)	$(9.94)	$(5.18)	$(3.96)
Shares used in computing net basic and diluted loss per common share:	2,356	959	2,459	2,352

	As of December 31,		As of September 30,
	2019	2018	2020
			(unaudited)
Balance Sheet Data (in thousands):
Cash and cash equivalents	$18,218	$4,013	$11,906
Working capital(1)	15,905	(2,027)	7,904
Total assets	18,444	5,135	13,183
Long-term liabilities	—	403	5,447
Convertible Preferred Stock classified outside of stockholders’ deficit	44,432	14,383	44,432
Accumulated deficit	(31,898)	(18,339)	(44,630)
Total stockholders’ deficit	(28,383)	(15,860)	(40,815)

(1)	Working capital is defined as current assets less current liabilities.

Selected Unaudited Pro Forma Condensed Combined Financial Data of Sunesis and Viracta

The following information does not give effect to the proposed Sunesis Reverse Stock Split described in Sunesis’s Proposal No. 1.

The following selected unaudited pro forma condensed combined financial data was prepared using a cost accumulation and allocation model of accounting under GAAP. For accounting purposes, Viracta is considered to be acquiring Sunesis in the merger. To determine the accounting for this transaction under GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. The initial screen test is not met as there is no single asset or group of similar assets for Sunesis that will represent a significant majority in this acquisition. However, at the time of closing of the acquisition, Sunesis is not anticipated to have processes or an organized workforce that significantly contributes to its ability to create outputs, and substantially all of its fair value is concentrated in cash, working capital, and in process research and development (“IPR&D”). As such, the acquisition is expected to be treated as an asset acquisition.

The Sunesis and Viracta unaudited pro forma condensed combined balance sheet data assume that the Pro Forma Events took place on September 30, 2020, and combines the Sunesis and Viracta historical balance sheet at September 30, 2020. The Sunesis and Viracta unaudited pro forma condensed combined statements of operations data assume that the Pro Forma Events took place as of January 1, 2019, and combines the historical results of Sunesis and Viracta for the year ended December 31, 2019 and of Sunesis and Viracta for the nine months ended September 30, 2020. The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the nine months ended September 30, 2020 and for the year ended December 31, 2019 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus/information statement.

	Year Ended December 31, 2019	Nine Months Ended September 30, 2020
		(unaudited)
Unaudited Pro Forma Condensed Combined Statements of Operations (in thousands, except per share amounts):
License and other revenue	$2,073	$120
Total operating expenses	68,418	29,424
Net loss	(67,888)	(29,535)
Net loss per common share	(0.56)	(0.23)

As of September 30,
2020
(unaudited)
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data (in thousands)
Cash and cash equivalents	$140,274
Total assets	143,536
Total liabilities	23,714
Total stockholders’ equity	119,822

Comparative Historical and Unaudited Pro Forma Per Share Data

The information below reflects the historical net loss and book value per share of Sunesis Common Stock and the historical net loss and book value per share of Viracta Common Stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Sunesis with Viracta on a pro forma basis. The unaudited pro forma net loss and book value per share does not give effect to the Sunesis Reverse Stock Split.

You should read the tables below in conjunction with the audited financial statements of Sunesis included in this proxy statement/prospectus/information statement and the audited financial statements of Viracta included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.

	Year Ended December 31, 2019	Nine Months Ended September 30, 2020
		(unaudited)
Sunesis Historical Per Share Data:
Net loss per share, basic and diluted	$(2.68)	$(1.32)
Book value per share	$2.47	$1.35
Viracta Historical Per Share Data:
Net loss per share, basic and diluted	$(5.75)	$(5.18)
Book value per share	$(44.14)	$(39.59)
Combined Organization Per Share Data:
Net loss per share, basic and diluted	$(0.56)	$(0.23)
Book value per share	N/A	$1.08

MARKET PRICE AND DIVIDEND INFORMATION

Sunesis Common Stock is currently listed on The Nasdaq Capital Market under the symbol “SNSS.” Viracta is a private company and its common stock and preferred stock are not publicly traded.

Sunesis Common Stock

The closing price of Sunesis Common Stock on November 27, 2020, the trading day immediately prior to the public announcement of the Merger on November 30, 2020, as reported on The Nasdaq Capital Market, was $1.50 per share. The closing price of Sunesis Common Stock on January 11, 2021, as reported on The Nasdaq Capital Market, was $2.38 per share.

Because the market price of Sunesis Common Stock is subject to fluctuation, the market value of the shares of Sunesis Common Stock that Viracta stockholders will be entitled to receive in the Merger may increase or decrease.

Assuming successful application for initial listing with Nasdaq, following the consummation of the Merger, Sunesis anticipates that the Sunesis Common Stock will trade under Sunesis’s new name “Viracta Therapeutics, Inc.” and the new trading symbol “VIRX” on The Nasdaq Global Market.

As of January 5, 2021, the record date for the Sunesis virtual special meeting, there were approximately 30 holders of record of the Sunesis Common Stock.

Dividends

Sunesis has never declared or paid any cash dividends on the Sunesis Common Stock and does not anticipate paying cash dividends on the Sunesis Common Stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined organization’s then-current board of directors and will depend upon a number of factors, including the combined organization’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

Viracta has never declared or paid any cash dividends on shares of the Viracta Capital Stock. Viracta anticipates that the combined company will retain all of its future earnings to advance the clinical trials for its product candidates, and does not anticipate paying any cash dividends on shares of its common stock in the foreseeable future. Any future determination to declare cash dividends on shares of the combined company’s common stock will be made at the discretion of its board of directors, subject to applicable law and contractual restrictions and will depend on its financial condition, results of operations, capital requirements, general business conditions and other factors that its board of directors may deem relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/ information statement, you should carefully consider the material risks described below before deciding how to vote your shares of Sunesis Common Stock. You should also read and consider the other information in this proxy statement/prospectus/information statement. Please see the section titled “Where You Can Find More Information” beginning on page 331 of this proxy statement/prospectus/information statement.

Risks Related to the Merger

The Exchange Ratio is not adjustable based on the market price of Sunesis Common Stock so the consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.

The relative proportion of the combined company that the Sunesis stockholders will own when the Merger closes will be based on the relative valuations of Sunesis and Viracta as negotiated by the parties and as specified in the Merger Agreement. Following the completion of the Merger, (a) Sunesis equity holders immediately prior to the Merger are expected to own approximately 14% of the common stock of the combined company and (b) Viracta equity holders (including shares issued in Viracta’s Pre-Closing Financing) are expected to own approximately 86% of the capital stock of the combined company, on a fully-diluted treasury stock method basis, assuming that Viracta closes its Pre-Closing Financing immediately prior to the effective time of the Merger and assuming $14.0 million in Sunesis Net Cash at the closing of the Merger. These estimates are based on the anticipated Exchange Ratio and are subject to adjustment as provided in the Merger Agreement. If Sunesis holds less than $13.5 million of net cash at the closing of the Merger, the equity holders of Sunesis (pre-Merger) are expected to hold less than 14% of the Sunesis capital stock on a fully diluted treasury stock method basis and if Sunesis holds more than $14.5 million of net cash at the closing of the Merger, the equity holders of Sunesis (pre-Merger) are expected to hold more than 14% of the Sunesis capital stock on a fully diluted treasury stock method basis. For a more complete description of the Merger and the potential adjustments in the Exchange Ratio, please see the section titled “The Merger Agreement —Merger Consideration and Exchange Ratio” beginning on page 166 of this proxy statement/prospectus/information statement. In addition, if Sunesis Net Cash at the Effective Time is less than $7.5 million, Viracta has the right to terminate the Merger Agreement.

Failure to complete the Merger may result in Sunesis or Viracta paying a termination fee to the other party and could harm the common stock price of Sunesis and future business and operations of each company.

If the Merger is not completed, each of Sunesis and Viracta is subject to the following risks:

•

upon termination of the Merger Agreement, Viracta may be required to pay Sunesis a termination fee of $1.5 million or $3.0 million, under certain circumstances, or Sunesis may be required to pay Viracta a termination fee of $1.5 million, under certain circumstances, and/or up to $250,000 in expense reimbursements;

•	the parties will have incurred significant expenses related to the Merger, such as legal and accounting fees, which must be paid even if the Merger is not completed; and

•	Sunesis may be forced to cease its operations, dissolve and liquidate its assets.

In addition, if the Merger Agreement is terminated and the board of directors of Sunesis or Viracta determines to seek another business combination, there can be no assurance that either Sunesis or Viracta will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger or any partner at all.

If the conditions to the closing of the Merger are not met, the Merger may not occur.

Even if the change of control and related share issuance are approved by the stockholders of Sunesis, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 170 of this proxy statement/prospectus/information statement, such as Viracta’s Pre-Closing Financing. Sunesis and Viracta cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or will be delayed, and Sunesis and Viracta each may lose some or all the intended benefits of the Merger.

The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and/or other causes.

In general, either Sunesis or Viracta can refuse to complete the Merger if there is a material adverse change affecting the other party between November 29, 2020, the date of the Merger Agreement, and the closing of the Merger. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on Sunesis or Viracta, including:

•	general business or economic conditions generally affecting the industry in which Viracta or Sunesis operate;

•

natural disasters or epidemics, pandemics (including the COVID-19 pandemic, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks or other outbreaks of diseases or quarantine restrictions), acts of war, armed hostilities or terrorism;

•	changes in financial, banking or securities markets;

•	any change in the stock price or trading volume of Sunesis Common Stock;

•

any failure by Viracta to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Merger Agreement;

•	the failure of Sunesis to meet internal or analysts’ expectations or projections or the results of operations of Sunesis;

•	any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP); or

•	any change resulting from the announcement of the Merger Agreement or the pendency of the Contemplated Transactions.

If adverse changes occur and Sunesis and Viracta still complete the Merger, the stock price of the combined company following the closing of the Merger may suffer. This in turn may reduce the value of the Merger to the stockholders of Sunesis, Viracta or both.

Some executive officers and directors of Sunesis and Viracta have interests in the Merger that are different from the respective stockholders of Sunesis and Viracta and that may influence them to support or approve the Merger without regard to the interests of the respective stockholders of Sunesis and Viracta.

Some officers and directors of Sunesis and Viracta are parties to arrangements that provide them with interests in the Merger that are different from the respective stockholders of Sunesis and Viracta, including, among others, service as an officer or director of the combined company following the closing of the Merger, severance and retention benefits, the acceleration of equity award vesting, and continued indemnification. For more information regarding the interests of the Sunesis and Viracta executive officers and directors in the Merger, see the sections titled “The Merger—Interests of the Sunesis Directors and Executive Officers in the Merger” and “The Merger—Interests of the Viracta Directors and Executive Officers in the Merger” of this proxy statement/prospectus/information statement.

The market price of Sunesis Common Stock following the Merger may decline as a result of the Merger.

The market price of Sunesis Common Stock may decline as a result of the Merger for a number of reasons, including if:

•	investors react negatively to the prospects of the combined company’s business and prospects following the closing of the Merger;

•	the effect of the Merger on the combined company’s business and prospects following the closing of the Merger is not consistent with the expectations of financial or industry analysts; or

•	the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by stockholders or financial or industry analysts.

Viracta and Sunesis securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing of the Merger as compared to their current ownership and voting interest in the respective companies.

After the completion of the Merger, the current securityholders of Viracta and Sunesis will own a smaller percentage of the combined company than their ownership in their respective companies prior to the Merger. Immediately after the Merger, it is currently estimated that Viracta equity holders as of immediately prior to the Merger (including shares issued in Viracta’s Pre-Closing Financing) will own approximately 86% of the capital stock of the combined company, with Sunesis equity holders as of immediately prior to the Merger, whose shares of Sunesis Common Stock will remain outstanding after the Merger, will own approximately 14% of the common stock of the combined company on a fully-diluted treasury stock method basis, calculated on a pro forma basis including after giving effect to (i) the Pre-Closing Financing by Viracta immediately prior to the effective time of the Merger, and (ii) the Merger assuming Sunesis holds $14.0 million of net cash at the closing of the Merger. These estimates are based on the anticipated Exchange Ratio and are subject to adjustment as provided in the Merger Agreement. A $7.5 million Sunesis Net Cash threshold is a condition to the completion of the Merger. For a more complete description of the Merger and the potential adjustments in the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 166 of this proxy statement/prospectus/information statement.

In addition, the seven member board of directors of the combined company will initially consist of six individuals with prior affiliations with Viracta and one individual with prior affiliation with Sunesis. Consequently, securityholders of Viracta and Sunesis will be able to exercise less influence over the management and policies of the combined company following the closing of the Merger than they currently exercise over the management and policies of their respective companies.

During the pendency of the Merger Agreement, Sunesis and Viracta may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Sunesis and Viracta to make acquisitions, subject to specified exceptions relating to fiduciary duties, or complete other mergers, sales of assets or other business combinations that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into specified extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party, subject to specified exceptions, even if any such transaction could be favorable to such party’s stockholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Sunesis and Viracta from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith, after consultation with its independent financial advisor, if any, and outside counsel, that an unsolicited competing proposal constitutes, or would reasonably be expected to result in, a superior competing proposal and that failure to take such action would result in a breach of the fiduciary duties of the board of directors. In addition, if Sunesis or Viracta terminate the Merger Agreement under specified circumstances, including terminating because of a decision of a board of directors to recommend a superior competing proposal, Viracta may be required to pay Sunesis a termination fee of $1.5 million or $3.0 million or up to $250,000 in expense reimbursements or Sunesis may be required to pay Viracta a termination fee of $1.5 million, or up to $250,000 in expense reimbursements, as defined and described under “The Merger Agreement—Termination of the Merger Agreement and Termination Fee.” This termination fee may discourage third parties from submitting competing proposals to Sunesis or Viracta or their stockholders and may cause the respective boards of directors to be less inclined to recommend a competing proposal.

Because the lack of a public market for Viracta’s capital stock makes it difficult to evaluate the fairness of the Merger, the shareholders of Viracta may receive consideration in the Merger that is less than the fair market value of Viracta’s capital stock and/or Sunesis may pay more than the fair market value of Viracta’s capital stock.

The outstanding capital stock of Viracta is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Viracta’s capital stock. Because the percentage of Sunesis equity to be issued to Viracta shareholders was determined based on negotiations between the parties, it is possible that the value of the Sunesis Common Stock to be received by Viracta shareholders will be less than the fair market value of Viracta’s capital stock, or Sunesis may pay more than the aggregate fair market value for Viracta’s capital stock.

The fairness opinion delivered by MTS Securities, LLC to the Sunesis Board prior to the entry into the Merger Agreement does not reflect changes in circumstances that may have occurred since the date of the opinion.

The Sunesis Board has not obtained an updated fairness opinion either as of the date of this proxy statement/prospectus or as of any other date subsequent to the date of the opinion from MTS Securities, LLC, an affiliate of MTS Health Partners, L.P., Sunesis’s financial advisor. Changes in circumstances, including in the operations and prospects of Sunesis or Viracta, stock prices, general market and economic conditions and other factors, some or all of which may be beyond the control of Sunesis and Viracta, including the recent coronavirus pandemic (COVID-19) that has caused higher than normal volatility in the financial markets generally, are not reflected in such opinion. The opinion does not speak as of any date other than the date of the opinion.

Because the Merger will result in an ownership change under Section 382 of the Code for Sunesis, Sunesis’s pre-Merger net operating loss (“NOL”) carryforwards and certain other tax attributes will be subject to limitations. The NOL carryforwards and other tax attributes of Viracta and of the combined organization may also be subject to limitations as a result of ownership changes.

As of December 31, 2019, Sunesis had U.S. federal NOL carryforwards and state NOL carryforwards of $463.4 million and $310.7 million, respectively, and Viracta had U.S. federal NOL carryforwards and state NOL carryforwards of approximately $60.0 million and $38.9 million, respectively. If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Code (“Section 382”), the corporation’s NOL carryforwards and certain other tax attributes arising before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds fifty percentage points over a rolling three-year period. Similar rules may apply under state tax laws. The Merger will result in an ownership change for Sunesis and, accordingly, Sunesis’s NOL carryforwards and certain other tax attributes will be subject to limitations (or disallowance) on their use after the Merger. Viracta’s NOL carryforwards may also be subject to limitation as a result of prior shifts in equity ownership and/or the Merger. Additional ownership changes in the future could result in additional limitations on Sunesis’s, Viracta’s and the combined organization’s NOL carryforwards. Consequently, even if the combined organization achieves profitability, it may not be able to utilize a material portion of Sunesis’s, Viracta’s or the combined organization’s NOL carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations. For more information on limitations on NOL carryforwards and certain other tax attributes, see “Risk Factors—Risks related to Sunesis—General Risk Factors—Sunesis’s ability to use NOL carryforwards to offset future taxable income, and its ability to use tax credit carryforwards, may be subject to certain limitations,” and “Risk Factors—Risks Related to Viracta—Risks Related to Employee Matters, Managing Viracta’s Growth and Other Risks Related to its Business—Viracta’s ability to utilize its NOL carryforwards and certain other tax attributes to offset future taxable income may be limited,” below.

A purported class action lawsuit has been filed, and additional lawsuits may be filed, relating to the Merger. An adverse ruling in any such lawsuit may prevent the Merger from being consummated.

On January 8, 2021, a lawsuit was filed by a purported stockholder of Sunesis in connection with the proposed Merger between Sunesis and Viracta. The lawsuit was brought as a putative class action and captioned James Mooney v. Sunesis Pharmaceuticals, Inc., et al., No. 3:21-cv-00182 (N.D. Ca.) (the “Complaint”). The Complaint names as defendants Sunesis, Merger Sub, Viracta and the members of the Sunesis board.

The Complaint seeks injunctive relief, declaratory relief, rescission or rescissory damages, and an award of plaintiffs’ costs, including attorneys’ fees and expenses. Sunesis and Viracta believe that the Complaint is without merit and intend to vigorously defend it and any similar lawsuits that may be filed. Sunesis and Viracta cannot predict the outcome of or estimate the possible loss or range of loss from these matters. It is possible that additional, similar lawsuits may be filed, or the Complaint described above will be amended. If this occurs, Sunesis does not intend to announce the filing of each additional similar complaint unless it contains allegations that are substantially distinct from those described above.

One of the conditions to completion of the Merger is the absence of any order being in effect that prohibits the consummation of the Merger. Accordingly, if any plaintiff is successful in obtaining an order enjoining consummation of the Merger, then such order may prevent the Merger from being completed, or from being completed within the expected time frame. See “The Merger—Litigation Related to the Merger” for more information about the lawsuit related to the Merger that has been filed.

Risks Related to Sunesis

Risks Related to Sunesis’s Business

Sunesis needs to raise substantial additional funding to continue the development of SNS-510 and any other future programs.

Sunesis will need to raise substantial additional capital to:

•	fund preclinical and clinical development of SNS-510, including any potential milestone payments to Takeda Oncology;

•	expand its development activities;

•	implement additional internal systems and infrastructure; and

•	build or access commercialization and additional manufacturing capabilities and supplies.

Sunesis’s future funding requirements and sources will depend on many factors, including but not limited to the:

•	rate of progress and cost of its clinical trials;

•	need for additional or expanded clinical trials;

•	timing, economic and other terms of any licensing, collaboration or other similar arrangement into which Sunesis may enter;

•	costs and timing of seeking and obtaining EMA, FDA or other regulatory approvals;

•	extent of its other development activities, including its other clinical programs and in-license agreements;

•	costs associated with building or accessing commercialization and additional manufacturing capabilities and supplies;

•	costs of acquiring or investing in businesses, product candidates and technologies, if any;

•	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	effect of competing technological and market developments; and

•	costs of supporting any potential future licensees or partners.

Until Sunesis can generate a sufficient amount of licensing, collaboration or product revenue to finance its cash requirements, which it may never do, Sunesis expects to finance future cash needs primarily through equity issuances, debt arrangements, one or more possible licenses, collaborations or other similar arrangements with respect to development and/or commercialization rights to SNS-510, vecabrutinib, or its other development programs, or a combination of the above. Any issuance of convertible debt securities, preferred stock or common stock may be at a discount from the then-current trading price of Sunesis’s common stock. If Sunesis issues additional common or preferred stock or securities convertible into common or preferred stock, Sunesis’s stockholders will experience additional dilution, which may be significant. Further, Sunesis does not know whether additional funding will be available on acceptable terms, or at all.

In addition, the recent outbreak of the novel coronavirus known as COVID-19 has significantly disrupted global financial markets, negatively impacted U.S. market conditions and may reduce opportunities for Sunesis to seek out additional funding. Though Sunesis raised additional funds in its July 2020 offering, Sunesis will require additional financing to fund working capital and continue clinical development of SNS 510. Further decline in the market price of Sunesis Common Stock could make it more difficult for Sunesis to sell equity or equity-related securities in the future at a time and price that Sunesis deems appropriate.

If Sunesis fails to raise sufficient additional financing, on terms and dates acceptable to Sunesis, Sunesis may not be able to continue its operations and the development of its product candidates, and Sunesis may be required to reduce staff, reduce or eliminate research and development, slow the development of its product candidates, outsource or eliminate several business functions or shut down operations.

Sunesis has incurred losses since inception and anticipates that it will continue to incur losses for the foreseeable future. Sunesis may not ever achieve or sustain profitability.

Sunesis is not profitable and has incurred losses in each year since its inception in 1998. Sunesis’s net losses for the nine months ended September 30, 2020 and years ended December 31, 2019 and 2018 were $16.8 million, $23.3 million and $26.6 million, respectively. As of September 30, 2020, Sunesis had an accumulated deficit of $699.6 million. Sunesis does not currently have any products that have been approved for marketing, and expects to incur significant losses for the foreseeable future as Sunesis continues to incur substantial development and general and administrative expenses related to its operations. Sunesis has prioritized development funding on a preclinical asset SNS-510, a PDK1 inhibitor. Sunesis has a limited number of products that are still in the early stages of development and will require significant additional investment. Sunesis’s losses, among other things, have caused and will continue to cause its stockholders’ equity and working capital to decrease.

To date, Sunesis has derived substantially all of its revenue from license and collaboration agreements. Sunesis currently has two agreements, the DOT-1 License Agreement and the Denovo Agreement, which include certain milestone and royalty payments. Sunesis cannot predict if its collaborators will continue development or whether Sunesis will receive any such payments under these agreements in the foreseeable future, or at all.

Sunesis is unable to predict when it will generate revenue from the sale of products, if at all. In the absence of additional sources of capital or partnering opportunity, which may not be available to Sunesis on acceptable terms, or at all, the development of SNS-510 or future product candidates may be reduced in scope, delayed or terminated. If Sunesis’s product candidates or those of its collaborators fail in clinical trials or do not gain regulatory approval, or if Sunesis’s future products do not achieve market acceptance, Sunesis may never become profitable. Even if Sunesis achieves profitability in the future, Sunesis may not be able to sustain profitability in subsequent periods.

There is substantial doubt about Sunesis’s ability to continue as a going concern.

Sunesis has incurred significant losses and negative cash flows from operations since its inception, and as of September 30, 2020, had cash and cash equivalents totaling $26.0 million and an accumulated deficit of $699.6 million. Sunesis had cash and cash equivalents of $26.0 million as of September 30, 2020. Sunesis expects its current cash and cash equivalents will not be sufficient to support its operations for a period of twelve months from the date its condensed financial statements contained in this Registration Statement on Form S-4 are available to be issued. Sunesis will require additional financing to fund working capital and pay its obligations as they come due. Additional financing might include one or more offerings and one or more of a combination of equity securities, debt arrangements or partnership or licensing collaborations. However, there can be no assurance that Sunesis will be successful in acquiring additional funding at levels sufficient to fund its operations or on terms favorable to Sunesis. These conditions raise substantial doubt about Sunesis’s ability to continue as a going concern for a period of one year from the date its financial statements contained in this Registration Statement on Form S-4 are available to be issued. If Sunesis is unsuccessful in its efforts to raise additional financing in the near term, Sunesis will be required to significantly reduce or cease operations. The accompanying financial statements have been prepared assuming Sunesis will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts of liabilities that may result from uncertainty related to Sunesis’s ability to continue as a going concern.

Sunesis will continue to attempt to raise additional debt and/or equity financing to fund future operations and to provide additional working capital. However, there is no assurance that such financing will be consummated or obtained in sufficient amounts necessary to meet Sunesis’s need. If cash resources are insufficient to satisfy its on-going cash requirements, Sunesis will be required to scale back or discontinue its product development programs, or obtain funds if available (although there can be no certainties) through strategic alliances or alternatives that may require Sunesis to relinquish rights to its technology, substantially reduce or discontinue its operations entirely. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to Sunesis, or any strategic alliances or alternatives would produce the desired results. Even if Sunesis is able to obtain additional financing, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stockholders, in the case of equity financing. Sunesis notes that there is significant uncertainty from the effect that the novel coronavirus may have on the availability, cost and type of financing.

The development of SNS-510, vecabrutinib, or other product candidates could be halted or significantly delayed for various reasons; Sunesis’s clinical trials for SNS-510, vecabrutinib, or other product candidates may not lead to regulatory approval.

Sunesis’s product candidates are vulnerable to the risks of failure inherent in the drug development process. Failure can occur at any stage of the development process, and successful preclinical studies and early clinical trials do not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials.

Sunesis’s product candidates may experience toxicities that in preclinical studies or in clinical trials may preclude further development, or in clinical trials may lead to a maximum tolerated dose that is not effective, or they may fail to demonstrate efficacy at the doses tested. If this were the case for SNS-510, for example, such a result would delay or prevent further development, which would severely and adversely affect Sunesis’s financial results, business and business prospects.

In the case of vecabrutinib, Sunesis decided not to move the program into Phase 2 after assessing the totality of the data including the 500 mg cohort, the highest dose studied in the trial, as Sunesis found insufficient evidence of activity in BTK inhibitor resistant-disease.

Sunesis does not know whether its current or any future clinical trials with SNS-510, vecabrutinib, or any of its product candidates will be completed on schedule, or at all, or whether its ongoing or planned clinical trials will begin or progress on the time schedule Sunesis anticipates. The commencement and completion of future clinical trials could be substantially delayed or prevented by several factors, including:

•	delays or failures to raise additional funding;

•	delays or failures in obtaining regulatory approval to commence a clinical trial;

•	delays or failures in obtaining approval from independent IRBs or ECs to conduct a clinical trial at prospective sites;

•	delays or failures in reaching acceptable clinical trial agreement terms or clinical trial protocols with prospective sites;

•	delays or failures in obtaining sufficient clinical materials, including any of Sunesis’s product and any drugs to be tested in combination with Sunesis’s products;

•	failure of third parties such as Contract Research Organizations and medical institutions to perform their contractual duties and obligations;

•	slower than expected rates of patient recruitment and enrollment;

•	failure of patients to complete the clinical trial;

•	delays or failures in reaching the number of events pre-specified in the trial design;

•	the need to expand the clinical trial;

•	unforeseen safety issues;

•	lack of efficacy during clinical trials;

•	inability or unwillingness of patients or clinical investigators to follow Sunesis’s clinical trial protocols; and

•	inability to monitor patients adequately during or after treatment.

Additionally, Sunesis’s clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, or Sunesis itself for reasons such as change in protocol. Any failure to complete or significant delay in completing clinical trials for Sunesis’s product candidates could harm its financial results and the commercial prospects for its product candidates.

Sunesis’s business, operations, financial results and clinical development plans and timelines could be adversely impacted by the effects of health epidemics, including the recent COVID-19 pandemic, on the manufacturing, clinical trial and other business activities performed by Sunesis or by third parties with whom it conducts business, including its Contract Manufacturing Organizations (“CMOs”) Contract Research Organizations (“CROs”) and others.

Health epidemics could cause significant disruption in the operations of third-party CMOs, CROs and other third parties upon whom Sunesis relies. For example, in December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. On March 11, 2020, the WHO declared COVID-19, the disease caused by the novel coronavirus, a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to the coronavirus outbreak. COVID-19 has led to government-imposed quarantines, travel restrictions and other public health safety measures. As the COVID-19 pandemic continues to spread around the globe, Sunesis may experience disruptions that could severely impact its business and potential clinical trials, including:

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as its clinical trial sites and hospital staff supporting the conduct of clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

•

limitations in resources that would otherwise be focused on the conduct of its business or its clinical trials, including because of sickness or the desire to avoid contact with large groups of people or as a result of government-imposed “shelter in place” or similar working restrictions;

•	delays in clinical sites receiving the supplies and materials needed to conduct its clinical trials;

•	interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product used in its clinical trials;

•

changes in regulations as part of a response to the COVID-19 pandemic which may require Sunesis to change the ways in which its clinical trials are conducted, or to discontinue the clinical trials altogether, or which may result in unexpected costs;

•

necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel; and

•	refusal of the FDA to accept data from clinical trials in affected geographies outside the United States.

Sunesis is still assessing the impact that COVID-19 may have on its ability to effectively conduct its business operations as planned and there can be no assurance that Sunesis will be able to avoid a material impact on its business from the spread of COVID-19 or its consequences, including disruption to its business and downturns in business sentiment generally or in its industry. For example, on March 16, 2020, San Mateo County issued a “shelter-in-place” order, effective March 17, 2020, and on March 19, 2020, the Executive Department of the State of California issued Executive Order N-33-20, ordering all individuals in the State of California to stay home or at their place of residence except as needed to maintain continuity of operations of the federal critical infrastructure sectors. Sunesis’s primary operations are located in South San Francisco, which is in San Mateo County. As a result of such county and California State orders, the majority of Sunesis’s employees have been telecommuting and continue to work from home, which may impact certain of its operations over the near term and long term.

Additionally, certain third parties with whom Sunesis engages, including its collaborators, contract organizations, third-party manufacturers, suppliers, clinical trial sites, regulators and other third parties with whom Sunesis conducts business are similarly adjusting their operations and assessing their capacity in light of the COVID-19 pandemic. If these third parties experience shutdowns or continued business disruptions, Sunesis’s ability to conduct its business in the manner and on the timelines presently planned could be materially and negatively impacted. For example, certain IND-enabling preclinical studies are conducted by CROs, which could be discontinued or delayed as a result of the pandemic. Sunesis and its CROs have also made certain adjustments to the operation of clinical trials in an effort to ensure the monitoring and safety of patients and minimize risks to trial integrity during the pandemic in accordance with the guidance issued by the FDA and generally, and may need to make further adjustments in the future. Many of these adjustments are new and untested, may not be effective, and may have unforeseen effects on the enrollment, progress and completion of these trials and the findings from these trials. While the current SNS-510 preclinical development is continuing, future clinical trials may be delayed. Sunesis may not be successful in opening trial sites, may experience delays in patient enrollment or in the progress of its clinical trials, may need to suspend its clinical trials, and may encounter other negative impacts to its trials, due to the effects of the COVID-19 pandemic.

The global outbreak of COVID-19 continues to rapidly evolve. While the extent of the impact of the current COVID-19 pandemic on Sunesis’s business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on its business, financial condition and operating results. The extent to which the COVID-19 pandemic may impact Sunesis’s business and prospects and the overall economies of the U.S. and other countries will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

The COVID-19 pandemic could adversely impact Sunesis’s licensees, which could cause delays in its receipts of potential milestones and royalties under Sunesis’s licensing or royalty and milestone acquisition arrangements.

As the COVID-19 pandemic continues to rapidly evolve, the companies which are working to develop and commercialize Sunesis’s licensed product candidates, such as vosaroxin and DAY101 (formerly TAK-580), could be materially and adversely affected by the risks, or the public perception of the risks, related to this pandemic, which could cause delays, suspensions or cancellations of their drug development efforts including, without limitation, their clinic trials which would correspondingly delay, suspend or negate the timing of Sunesis’s potential receipts of milestones and royalties under Sunesis’s out-licensing or royalty acquisition agreements. The disruptions to Sunesis’s licensees could include, without limitation:

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as their clinical trial sites and hospital staff supporting the conduct of their clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

•

limitations in employee resources that would otherwise be focused on the conduct of their clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	interruption in global shipping that may affect the transport of clinical trial supplies and materials, such as the investigational drug product used in their clinical trials;

•

changes in FDA, state and local regulation (and those of their foreign counterparts if applicable) as part of a response to the COVID-19 outbreak which may change the ways in which clinical trials are conducted or discontinue clinical trials altogether;

•	delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

•

delay in the timing of other interactions with the FDA due to absenteeism by federal employees or by the diversion of their efforts and attention to approval of other therapeutics or other activities related to COVID-19; and

•

refusal of the FDA to accept data from clinical trials in affected geographies outside the United States or of foreign regulatory authorities to accept data from clinical trials in affected areas outside their applicable countries.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which the COVID-19 pandemic may impact Sunesis’s business and prospects and the overall economies of the U.S. and other countries will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

Sunesis relies on a limited number of third parties to supply it with its API and FDP. If Sunesis fails to obtain sufficient quantities of these materials, the development and potential commercialization of SNS-510, vecabrutinib and future products, if any, could be halted or significantly delayed.

Sunesis currently relies on contract manufacturing organizations (“CMOs”) for all API and FDP. Additional third-party CMOs are relied on to manufacture key starting materials and intermediates required in the manufacture of API. Sunesis has limited manufacturing experience, and Sunesis has not yet scaled-up to commercial scale. The cost to manufacture at commercial scale may materially exceed the cost of clinical-stage manufacturing.

If Sunesis’s third-party API or FDP manufacturers are unable or unwilling to produce the API or FDP it requires, Sunesis would need to establish arrangements with one or more alternative suppliers. Sunesis’s API or FDP manufacturers may encounter difficulties in achieving volume production, quality control, and quality assurance and also may experience shortages in qualified personnel and obtaining active ingredients for Sunesis’s product candidates, including delays or shortages due to limited supply or capacity of production facilities as a result of the recent COVID-19 pandemic. However, establishing a relationship with an alternative supplier would likely delay Sunesis’s ability to produce API or FDP in a timely manner. Sunesis’s ability to replace an existing manufacturer would also be challenging and time consuming because the number of potential manufacturers is limited and the FDA, EMA or other corresponding state agencies must approve any replacement manufacturer before it can be approved as a commercial supplier. Such approval would require new testing, stability programs and compliance inspections. It may be difficult or impossible for Sunesis to identify and engage a reliable replacement manufacturer on acceptable terms in a timely manner, or at all. Sunesis expects to continue to depend on third-party CMOs for all its API and FDP needs for the foreseeable future.

Sunesis’s products require precise and high-quality manufacturing processes. In addition to process impurities, the failure of Sunesis’s CMOs to achieve and maintain high manufacturing standards in compliance with cGMP regulations could result in other manufacturing errors leading to patient injury or death, product recalls or withdrawals, delays or interruptions of production or failures in product testing or delivery. Although CMOs are subject to ongoing periodic unannounced inspection by the FDA, EMA or other corresponding state agencies to ensure strict compliance with cGMP and other applicable government regulations and corresponding foreign standards, any such performance failures on the part of a contract manufacturer could result in the delay or prevention of filing or approval of marketing applications for Sunesis’s products, cost overruns or other problems that could seriously harm Sunesis’s business. This would deprive Sunesis of potential product revenue and result in additional losses.

The stability of API and FDP is also a key risk, as Sunesis must demonstrate that products continue to meet product specifications over time. There can be no assurances that future lots will meet stability requirements and if they do not, development and commercialization of Sunesis’s products may be delayed.

The results of preclinical studies and clinical trials may not satisfy the requirements of the FDA, EMA or other regulatory agencies.

Prior to receiving approval to commercialize SNS-510, vecabrutinib, or future product candidates in Europe, the United States or in other territories, Sunesis must demonstrate with substantial evidence from well-controlled clinical trials, to the satisfaction of the FDA, EMA and other regulatory authorities, that such product candidates are safe and effective for their intended uses. The results from preclinical studies and clinical trials can be interpreted in different ways. Even if Sunesis believes preclinical or clinical data from preclinical studies and clinical trials are promising, such data may not be sufficient to support approval by the FDA, EMA and other regulatory authorities. Results in preclinical studies may not be predictive of results in human clinical trials and early stage human clinical trials may not be predictive of results in later, larger trials.

Sunesis’s product candidates, the methods used to deliver them or their dosage levels may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following any regulatory approval.

Undesirable side effects caused by Sunesis’s product candidates, their delivery methods or dosage levels could cause Sunesis or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authority. As a result of safety or toxicity issues that Sunesis may experience in its clinical trials, Sunesis may not receive approval to market any product candidates, which could prevent Sunesis from ever generating revenues or achieving profitability. Results of Sunesis’s trials could reveal an unacceptably high severity and incidence of side effects, or side effects outweighing the benefits of its product candidates. In such an event, Sunesis’s trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order Sunesis to cease further development of or deny approval of its product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims.

Additionally, if any of Sunesis’s product candidates receives regulatory approval, and Sunesis or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result, including that:

•	Sunesis may be forced to suspend marketing of that product;

•	regulatory authorities may withdraw or change their approvals of that product;

•

regulatory authorities may require additional warnings on the label or limit access of that product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;

•	Sunesis may be required to conduct post-marketing studies;

•	Sunesis may be required to change the way the product is administered;

•	Sunesis could be sued and held liable for harm caused to subjects or patients; and

•	Sunesis’s reputation may suffer.

Any of these events could diminish the usage or otherwise limit the commercial success of Sunesis’s product candidates and prevent Sunesis from achieving or maintaining market acceptance of the affected product candidate, if approved by applicable regulatory authorities.

Sunesis relies on third parties to conduct its clinical trials. If these third parties do not successfully carry out their contractual duties or fail to meet expected deadlines, Sunesis may be unable to obtain regulatory approval for, or commercialize, its product candidates.

Sunesis relies on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct its planned and existing clinical trials for its product candidates. If the third parties conducting Sunesis’s clinical trials do not perform their contractual duties or obligations, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Sunesis’s clinical trial protocols or for any other reason, Sunesis may need to enter into new arrangements with alternative third parties and its clinical trials may be extended, delayed or terminated or may need to be repeated, and Sunesis may not be able to obtain regulatory approval for or commercialize the product candidate being tested in such trials.

Sunesis may expand its development capabilities in the future, and any difficulties hiring or retaining key personnel or managing this growth could disrupt its operations.

Sunesis is highly dependent on the principal members of its development staff. Sunesis may expand its research and development capabilities in the future by increasing expenditures in these areas, hiring additional employees and potentially expanding the scope of its current operations. Future growth will require Sunesis to continue to implement and improve Sunesis’s managerial, operational and financial systems and continue to retain, recruit and train additional qualified personnel, which may impose a strain on Sunesis’s administrative and operational infrastructure. The competition for qualified personnel in the biopharmaceutical field is intense. Sunesis is highly dependent on its continued ability to retain, attract and motivate highly qualified management and specialized personnel required for clinical development. Due to its limited resources, Sunesis may not be able to effectively manage any expansion of its operations or recruit and train additional qualified personnel. If Sunesis is unable to retain key personnel or manage its growth effectively, Sunesis may not be able to implement its business plan.

If Sunesis is sued for infringing intellectual property rights of third parties, litigation will be costly and time consuming and could prevent Sunesis from developing or commercializing SNS-510, vecabrutinib, or other product candidates.

Sunesis’s commercial success depends on not infringing the patents and other proprietary rights of third parties and not breaching any collaboration or other agreements Sunesis has entered into with regard to its technologies and product candidates. If a third party asserts that Sunesis, Sunesis’s licensors, collaboration partners, or any employees thereof have misappropriated their intellectual property, or otherwise claim that Sunesis, Sunesis’s licensors, or collaboration partners are using technology claimed in issued and unexpired patents, or other proprietary rights, owned or controlled by the third party, even if the technology is regarded as Sunesis’s own intellectual property, Sunesis may need to obtain a license, enter into litigation to challenge the validity or enforceability of the patents or other rights or incur the risk of litigation in the event that a third party asserts that Sunesis infringes its patents or have misappropriated other rights.

If a third party asserts that Sunesis infringes its patents or other proprietary rights, Sunesis could face a number of challenges that could seriously harm its competitive position, including:

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infringement and other intellectual property claims, which would be costly and time consuming to litigate, whether or not the claims have merit, and which could delay the regulatory approval process and divert management’s attention from Sunesis’s business;

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substantial damages for past infringement, which Sunesis may have to pay if a court determines that SNS-510, vecabrutinib, or any future product candidates infringe a third party’s patent or other proprietary rights;

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a court order prohibiting Sunesis from selling or licensing SNS-510, vecabrutinib, or any future product candidates unless a third-party licenses relevant patent or other proprietary rights to Sunesis, which it is not required to do; and

•	if a license is available from a third-party, Sunesis may have to pay substantial royalties or grant cross-licenses to its patents or other proprietary rights.

If Sunesis’s competitors develop and market products that are more effective, safer or more popular than SNS-510, vecabrutinib, or other product candidates, or obtain marketing approval sooner than Sunesis’s, Sunesis’s commercial opportunities will be negatively impacted.

The life sciences industry is highly competitive, and Sunesis faces significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching, developing and marketing products designed to address the treatment of cancer. Many of Sunesis’s competitors have significantly greater financial, manufacturing, marketing and drug development resources than Sunesis does. Large pharmaceutical companies in particular have extensive experience in the clinical testing of, obtaining regulatory approvals for, and marketing drugs.

Sunesis expects competition during the development and commercialization of all of its products in all of their potential future indications. Competition is likely to increase as additional products are developed and approved in various patient populations. If Sunesis’s competitors market products that are more effective, safer, and/or less expensive than Sunesis’s future products, if any, or that reach the market sooner Sunesis may not achieve commercial success or substantial market penetration. In addition, the biopharmaceutical industry is characterized by rapid change. Products developed by Sunesis’s competitors may render any of Sunesis’s future product candidates obsolete.

Sunesis’s proprietary rights may not adequately protect SNS-510, vecabrutinib, or future product candidates, if any.

Sunesis uses patents, trade secrets, trademarks, service marks, and marketing exclusivity administered by regulatory authorities to protect Sunesis’s products from generic copies of its products. Sunesis’s ability to build and maintain its proprietary position for any future drug candidates will depend on its success in obtaining effective patent claims and enforcing granted claims. The patent positions of biopharmaceutical companies like Sunesis’s are generally uncertain and involve complex legal and factual questions for which some important legal principles remain unresolved. No consistent policy regarding the breadth of patent claims has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Sunesis does not know whether any of its patent applications or those patent applications that Sunesis licenses will result in the issuance of any patents. Even if patents are issued, they may not be sufficient to protect SNS-510, vecabrutinib, or other product candidates. The patents Sunesis owns or licenses and those that may be issued in the future may be opposed, challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide Sunesis with proprietary protection or competitive advantages. Sunesis applies for patents covering both its technologies and product candidates, as it deems appropriate. However, Sunesis may fail to apply for patents on important technologies or product candidates in a timely fashion, throughout the world, or at all. Sunesis’s existing patents and any future patents Sunesis obtains may not be sufficiently broad, valid, enforceable, or extend globally in order to prevent others from practicing Sunesis’s technologies or from developing competing products and technologies. Further, obtaining and maintaining patent protection relies on compliance with various procedural requirements imposed by governmental patent agencies, including, for example, mandatory document submissions and fee payments. Failure to comply with these requirements may reduce or eliminate opportunities for, or rights to, patent protection. In addition, Sunesis generally does not exclusively control the patent prosecution of subject matter that Sunesis licenses to or from others. Accordingly, in such cases Sunesis is unable to exercise the same degree of control over this intellectual property as Sunesis would over its own. Similarly, Sunesis does not always exclusively control patent prosecution due to contractual and other legal obligations to its licensors and collaborations partners. Moreover, the patent positions of biopharmaceutical companies are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. As a result, the scope, validity and enforceability of patents in addition to the related cost, can vary from country to country, and can change depending on changes in national and international law, and as such, cannot be predicted with certainty. In addition, Sunesis does not know whether:

•	Sunesis, Sunesis’s licensors or Sunesis’s collaboration partners were the first to make the inventions covered by each of their issued patents and pending patent applications;

•	Sunesis, Sunesis’s licensors or Sunesis’s collaboration partners were the first to file patent applications for these inventions;

•	others will independently develop similar or alternative technologies or duplicate any of their technologies;

•	any of Sunesis’s, Sunesis’s licensors’ or Sunesis’s collaboration partners’ pending patent applications will result in issued patents;

•	any of Sunesis’s, Sunesis’s licensors’ or Sunesis’s collaboration partners’ patents will be valid or enforceable;

•	because of differences in patent laws of countries, any patent granted in one country or region will be granted in another, or, if so, have the same or a different scope;

•	any patents issued to Sunesis, Sunesis’s licensors or Sunesis’s collaboration partners will provide them with any competitive advantages, or will be challenged by third parties;

•	Sunesis will develop additional proprietary technologies that are patentable;

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Sunesis, Sunesis’s licensors or Sunesis’s collaboration partners will be subject to claims challenging the inventorship, ownership, or rights to claim priority with regard to their patents and other intellectual property; or

•	any patents or other proprietary rights of third parties will have an adverse effect on Sunesis’s business.

Sunesis may need to commence or defend administrative proceedings or litigation to enforce or to determine the scope and validity of any patents issued to Sunesis or to determine the scope and validity of third-party proprietary rights. Litigation would result in substantial costs, even if the eventual outcome is favorable to Sunesis. An adverse outcome in a proceeding or litigation affecting proprietary rights Sunesis owns or has licensed could present significant risk of competition for drug candidates that Sunesis markets or seeks to develop. Any adverse outcome in a proceeding or litigation affecting third party proprietary rights could subject Sunesis to significant liabilities to third parties and could require Sunesis to seek licenses of the disputed rights from third parties or to cease using the technology if such licenses are unavailable.

There can be no assurance that the trademarks or service marks Sunesis uses or registers will protect its company name or any products or technologies that Sunesis develops and commercializes, that its trademarks, service marks, or trademark registrations will be enforceable against third parties, or that its trademarks and service marks will not interfere with or infringe trademark rights of third parties. Sunesis may need to commence litigation to enforce its trademarks and service marks or to determine the scope and validity of its or a third party’s trademark rights. Litigation would result in substantial costs, even if the eventual outcome is favorable to Sunesis. An adverse outcome in litigation could subject Sunesis to significant liabilities to third parties and require Sunesis to seek licenses of the disputed rights from third parties or to cease using the trademarks or service marks if such licenses are unavailable.

Sunesis also relies on trade secrets to protect some of its technology, especially where Sunesis does not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain and enforce. While Sunesis uses reasonable efforts to protect its trade secrets, Sunesis’s or Sunesis’s collaboration partners’ employees, consultants, contractors or scientific and other advisors, or those of Sunesis’s licensors or collaborators, may unintentionally or willfully disclose Sunesis’s proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, foreign courts are sometimes less willing than U.S. courts to protect trade secrets. If Sunesis’s competitors independently develop equivalent knowledge, methods and know-how, Sunesis would not be able to assert its trade secret protection against them and Sunesis’s business could be harmed.

There can be no assurance that the confidentiality and other agreements Sunesis puts in place with employees, consultants, and partners will provide meaningful protection, that these agreements will not be breached, that Sunesis will have an adequate remedy for any such breach, or that Sunesis’s trade secrets will not otherwise become known or independently developed by a third party.

Sunesis does not know whether the patent term for any drug candidate or product will offer protection for an adequate or profitable amount of time. Sunesis does not know whether patent term extensions and data exclusivity periods will be available in the future for any or all of the patent rights Sunesis owns or has licensed. While it is possible that patent term restoration and/or supplemental patent certificates would be available for some of the patents Sunesis owns or controls through licenses, Sunesis cannot guarantee that such additional protection will be obtained, and the expiration dates described here do not include such term restoration. However, patent expiration dates described here for U.S. patents may reflect patent term adjustments by the United States Patent and Trademark Office or terminal disclaimers over related patents or patent applications. Sunesis’s obligation to pay royalties to licensors may extend beyond the patent expiration, which would further erode the profitability of Sunesis’s products.

Intellectual property rights may not address all potential threats to Sunesis’s competitive position for at least the reasons described above and below.

Sunesis may not realize the potential benefits of its licensing arrangements for products such as vosaroxin and DAY101 (formerly TAK-580) and may not receive any future milestones or royalty payments.

There can be no assurance that products Sunesis out-licenses, such as vosaroxin to Denovo and DAY101 (formerly TAK-580) to DOT-1, will be successfully developed and commercialized. The product(s) may fail in development, or Sunesis’s partner(s) may elect to discontinue development and/or terminate their agreement(s) with Sunesis. In this case, Sunesis may also incur some costs to wind down Sunesis’s activities related to the product in question. Completing development of the product could require significant resources. If Sunesis cannot find another partner and do not undertake development on its own, there will be no possibility of any future upside from the product.

Sunesis may fail to make timely milestone or royalty payments under its agreements, triggering remedies that would be adverse to Sunesis.

Under Sunesis’s license agreements Sunesis has certain milestone obligations, such as the remaining development milestones payable to Takeda Oncology for Sunesis’s development of PDK1, and royalty obligations, such as the royalty payable to Biogen for vecabrutinib. As another example, Sunesis is required to pay RPI Finance Trust (“RPI”), an entity related to Royalty Pharma, a specified percentage of any consideration Sunesis receives for vosaroxin. If Sunesis does not make timely payments, its partners may seek remedies.

Any future workforce and expense reductions may have an adverse impact on Sunesis’s internal programs, its ability to hire and retain key personnel and may be distracting to management.

In July 2020, Sunesis announced a reduction in workforce of approximately 30% of its head count to focus on development of Sunesis’s first-in-class PDK1 inhibitor SNS-510. On November 29, 2020, due to the entry into the Merger Agreement, Sunesis committed to reducing its workforce by approximately 40% to preserve cash resources while completing the proposed Merger. Depending on Sunesis’s need for additional funding and expense control, Sunesis may be required to implement further workforce and expense reductions in the future. Further workforce and expense reductions may not result in efficiencies and anticipated savings and could result in reduced progress on Sunesis’s internal programs. In addition, employees, whether or not directly affected by a reduction, may seek future employment with Sunesis’s business partners or competitors. Although Sunesis’s employees are required to sign a confidentiality agreement at the time of hire, the confidentiality of certain proprietary information and knowledge may not be maintained in the course of any such future employment. Further, Sunesis believes that its future success will depend in large part upon its ability to attract and retain highly skilled personnel. Sunesis may have difficulty retaining and attracting such personnel as a result of a perceived risk of future workforce and expense reductions. In addition, the implementation of expense reduction programs may result in the diversion of efforts of Sunesis’s executive management team and other key employees, which could adversely affect its business.

Sunesis depends on various consultants and advisors for the success and continuation of its development efforts.

Sunesis works extensively with various consultants and advisors, who provide advice and/or services in various business and development functions, including clinical development, operations and strategy, clinical and nonclinical pharmacology, regulatory matters, biostatistics, legal and finance. The potential success of Sunesis’s drug development programs depends, in part, on continued collaborations with certain of these consultants and advisors. Sunesis’s consultants and advisors are not its employees and may have commitments and obligations to other entities that may limit their availability to Sunesis. Sunesis does not know if it will be able to maintain such relationships or that such consultants and advisors will not enter into other arrangements with competitors, any of which could have a detrimental impact on Sunesis’s development objectives and Sunesis’s business.

If conflicts of interest, or a failure or dispute of reporting or diligence efforts arise between Sunesis’s current or future licensees or collaboration partners, if any, and Sunesis, any of them may act in their self-interest, which may be adverse to Sunesis’s interests.

If a conflict of interest arises between Sunesis and one or more of its current or potential future licensees or collaboration partners, if any, they may act in their own self-interest or otherwise in a way that is not in the interest of Sunesis or its stockholders. Biogen, Takeda Oncology, Denovo, DOT-1, or potential future licensees or collaboration partners, if any, are conducting or may conduct product development efforts within the disease area that is the subject of a license or collaboration with Sunesis. In current or potential future licenses or collaborations, if any, Sunesis has agreed or may agree not to conduct, independently or with any third party, any research that is competitive with the research conducted under Sunesis’s licenses or collaborations. Sunesis’s licensees or collaboration partners, however, may develop, either alone or with others, products in related fields that are competitive with the product candidates that are the subject of these licenses or collaborations. Competing products, either developed by Sunesis’s licensees or collaboration partners or to which Sunesis’s licensees or collaboration partners have rights, may result in their withdrawal of support for a product candidate covered by the license or collaboration agreement.

If one or more of Sunesis’s current or potential future licensees or collaboration partners, if any, were to breach or terminate their license or collaboration agreements with Sunesis or otherwise fail to perform their obligations thereunder in a timely manner, the preclinical or clinical development or commercialization of the affected product candidates could be delayed or terminated. Sunesis does not know whether Sunesis’s licensees or collaboration partners will pursue alternative technologies or develop alternative product candidates, either on their own or in collaboration with others, including Sunesis’s competitors, as a means for developing treatments for the diseases targeted by licenses or collaboration agreements with Sunesis.

Sunesis and its current collaboration partners have certain reporting and diligence obligations to each other, and failure to report, or disagreement over the impact of information reported, or a lack of diligent efforts, or dispute of the impact of the efforts, may be adverse to Sunesis’s interests, the development of the product candidates and could lead to an ultimate withdrawal or dispute of the rights to a product candidate covered by the license or collaboration agreement.

Risks Related to Sunesis’s Industry

The regulatory approval process is expensive, time consuming and uncertain and may prevent Sunesis from obtaining approval for the commercialization of its product candidates.

The research, testing, manufacturing, selling and marketing of product candidates are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, and regulations differ from country to country. Neither Sunesis nor its present or potential future collaboration or licensing partners, if any, are permitted to market Sunesis’s product candidates in the United States or Europe until Sunesis receives approval of a marketing authorization application (“MAA”) or New Drug Application (“NDA”) for these respective territories, or in any other country without the equivalent marketing approval from such country. In addition, failure to comply with FDA, EMA, and other applicable U.S. and foreign regulatory requirements may subject Sunesis to administrative or judicially imposed sanctions, including warning letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production, and refusal to approve pending MAAs, NDAs, supplements to approved MAAs, NDAs or their equivalents in other territories.

Regulatory approval of an MAA or NDA or their equivalent in other territories is not guaranteed, and the approval process is expensive, uncertain and may take several years. Furthermore, the development process for oncology products may take longer than in other therapeutic areas. Regulatory authorities have substantial discretion in the drug approval process. Despite the time and expense exerted, failure can occur at any stage, and Sunesis could encounter problems that cause Sunesis to abandon clinical trials or to repeat or perform additional preclinical studies and clinical trials. The number of preclinical studies and clinical trials that will be required for marketing approval varies depending on the drug candidate, the disease or condition that the drug candidate is designed to address, and the regulations applicable to any particular drug candidate.

The FDA, EMA or other foreign regulatory authority can delay, limit or deny approval of a drug candidate for many reasons, including:

•	the drug candidate may not be deemed safe or effective;

•	regulatory officials may not find the data from preclinical studies and clinical trials sufficient;

•	the FDA, EMA or other foreign regulatory authority might not approve Sunesis’s or Sunesis’s third-party manufacturers’ processes or facilities; or

•	the FDA, EMA or other foreign regulatory authority may change its approval policies or adopt new regulations.

Sunesis may be subject to costly claims related to its clinical trials and may not be able to obtain adequate insurance.

Because Sunesis conducts the vecabrutinib clinical trials in humans, Sunesis faces the risk that the use of vecabrutinib will result in adverse side effects. Sunesis cannot predict the possible harms or side effects that may result from its clinical trials. Although Sunesis has clinical trial liability insurance, Sunesis’s insurance may be insufficient to cover any such events. Sunesis does not know whether it will be able to continue to obtain clinical trial coverage on acceptable terms, or at all. Sunesis may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, Sunesis’s insurance coverage. There is also a risk that third parties that Sunesis has agreed to indemnify could incur liability. Any litigation arising from Sunesis’s clinical trials, even if Sunesis was ultimately successful, would consume substantial amounts of Sunesis’s financial and managerial resources and may create adverse publicity.

Even if Sunesis receives regulatory approval to sell SNS-510 or other product candidates, the market may not be receptive.

Even if one of Sunesis’s product candidates obtains regulatory approval, it may not gain market acceptance among physicians, patients, healthcare payors and/or the medical community. Sunesis believes that the degree of market acceptance will depend on a number of factors, including:

•	the timing of market introduction of competitive products;

•	the efficacy of Sunesis’s product;

•	the prevalence and severity of any side effects;

•	the potential advantages or disadvantages over alternative treatments;

•	the strength of marketing and distribution support;

•	the price of the product, both in absolute terms and relative to alternative treatments; and

•	the availability of reimbursement from health maintenance organizations and other third-party payors.

If SNS-510 or other product candidates fail to achieve market acceptance, due to unacceptable side effects or any other reasons, Sunesis may not be able to generate significant revenue or to achieve or sustain profitability.

Even if Sunesis receives regulatory approval for SNS-510 or any other future product candidate, Sunesis will be subject to ongoing FDA, EMA and other regulatory obligations and continued regulatory review, which may result in significant additional expense and limit its ability to commercialize SNS-510 or any other future product candidate.

Any regulatory approvals that Sunesis or its potential future collaboration partners receive for SNS-510 or its future product candidates, if any, may also be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing trials. In addition, even if approved, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for any product will be subject to extensive and ongoing regulatory requirements. The subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market.

The FDA and other agencies, including the Department of Justice (“DOJ”), closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use and if Sunesis does not market its products for their approved indications, Sunesis may be subject to enforcement action for off-label marketing. Violations of the Federal Food, Drug, and Cosmetic Act and other statutes, including the False Claims Act (the “FCA”), relating to the promotion and advertising of prescription drugs may lead to investigations and enforcement actions alleging violations of federal and state health care fraud and abuse laws and state consumer protection laws.

Regulatory policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of Sunesis’s product candidates. Sunesis cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States, Europe or other territories. If Sunesis is not able to maintain regulatory compliance, Sunesis might not be permitted to market its future products and Sunesis may not achieve or sustain profitability. Other penalties for failing to comply with regulatory requirements include restrictions on such products, manufacturers or manufacturing processes; restrictions on the labeling or marketing of a product; restrictions on distribution or use of a product; requirements to conduct post-marketing studies or clinical trials; warning letters or untitled letters; withdrawal of the products from the market; refusal to approve pending applications or supplements to approved applications that Sunesis submits; recall of products; damage to relationships with any potential collaborators; unfavorable press coverage and damage to Sunesis’s reputation; fines, restitution or disgorgement of profits or revenues; suspension or withdrawal of marketing approvals; refusal to permit the import or export of Sunesis’s products; product seizure; injunctions or the imposition of civil or criminal penalties; and litigation involving patients using Sunesis’s products. Additionally, failure to comply with the European Union’s requirements regarding the protection of personal information also can lead to significant penalties and sanctions.

The coverage and reimbursement status of newly approved drugs is uncertain and may be impacted by current and future legislation, and failure to obtain adequate coverage and reimbursement could limit Sunesis’s ability to market its product candidates and decrease its ability to generate revenue.

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs both nationally and internationally. The commercial success of Sunesis’s future products, if any, in both domestic and international markets depends on whether third-party coverage and reimbursement is available for the ordering of Sunesis’s future products by the medical profession for use by their patients. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to manage healthcare costs by limiting both coverage and the level of reimbursement of new drugs and, as a result, they may not cover or provide adequate payment for Sunesis’s future products. These payors may not view Sunesis’s future products as cost-effective, and reimbursement may not be available to consumers or may not be sufficient to allow Sunesis’s future products to be marketed on a competitive basis.

Likewise, in the United States and some foreign jurisdictions, there have been a number of legislative or regulatory efforts to control or reduce healthcare costs or reform government healthcare programs that could result in lower prices or rejection of Sunesis’s future products. Such efforts have resulted in several recent United States congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products.

For example, in response to the COVID-19 pandemic, the CARES Act was signed into law in March 2020. The CARES Act is aimed at providing emergency assistance and health care for individuals, families and businesses affected by the COVID-19 pandemic and generally supporting the U.S. economy. Generally, there has been increasing legislative and enforcement interest in the U.S. with respect to drug pricing, including specialty drug pricing practices, in light of the rising cost of prescription drugs and biologics. Specifically, there have been U.S. Congressional inquiries and federal and state legislative activity designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the price of drugs under Medicare, and reform government program reimbursement methodologies for drugs and biologics. While a number of reform measures may require additional authorization to become effective, Congress and the Trump Administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. Sunesis expects that additional state and federal healthcare reform measures may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services. The evolving effects of the COVID-19 pandemic may introduce temporary or permanent healthcare reform measures, which could have negative financial implications on Sunesis’s business. Changes in coverage and reimbursement policies or healthcare cost containment initiatives that may limit or restrict reimbursement for Sunesis’s future products may reduce any future product revenue.

Additionally, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), was enacted, which made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. In the years since its enactment, there have been, and continue to be, significant developments in, and continued legislative activity around, attempts to repeal or repeal and replace the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance and delaying the implementation of certain ACA-mandated fees. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the TCJA. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The Supreme Court of the United States granted certiorari on March 2, 2020, and heard oral arguments on the case on November 10, 2020, and the case is expected to be decided sometime in 2021. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and Sunesis’s business and operations.

The implementation of cost containment measures or other healthcare reforms may prevent Sunesis from being able to generate revenue, attain profitability, or commercialize its products.

Sunesis’s relationships with healthcare providers, clinical investigators, and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which, in the event of a violation, could expose Sunesis to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, clinical investigators, and third-party payors will play a primary role in the recommendation and prescription of any drug candidates for which Sunesis obtains marketing approval. Sunesis’s current and future arrangements with healthcare providers, clinical investigators and third-party payors may expose Sunesis to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Sunesis markets, sells and distributes any products for which Sunesis obtains marketing approval. Restrictions under applicable state, federal and foreign healthcare laws and regulations include the following:

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The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for either the referral of an individual, or the purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item, good, facility or service reimbursable under Medicare, Medicaid or other federal healthcare programs;

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Federal false claims laws, including the civil FCA, and civil monetary penalties laws, prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid;

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The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) prohibits, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”) and its implementing regulations, among other things, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. HITECH, among other things, makes HIPAA’s security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity; created four new tiers of civil monetary penalties; amended HIPAA to make civil and criminal penalties directly applicable to business associates; and gave state attorneys general new authority to file civil actions to enforce the federal HIPAA laws;

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the Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to annually report to CMS information related to certain payments or other transfers of value provided to physicians, as defined by such law, and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members; and

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analogous local, state and foreign laws and regulations, such as state anti-kickback and false claims laws, transparency statutes, and privacy and security laws. Such laws may be broader than the federal law, including that they may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by third party payors, including private insurers. There also are an increasing number of state laws that require manufacturers to file reports with states regarding drug pricing and marketing information, tracking and reporting of gifts, compensation, other remuneration and items of value provided to health care professionals and health care entities, or marketing expenditures; require pharmaceutical companies to, among other things, establish and implement commercial compliance programs or codes of conducts; and/or require a pharmaceutical company’s sales representatives to be registered or licensed by the state or local governmental entity. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that Sunesis’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Sunesis’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Sunesis’s operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to Sunesis, Sunesis may be subject to a wide range of sanctions and penalties, including potentially significant criminal, and civil and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, integrity obligations, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of Sunesis’s operations, any of which could adversely affect Sunesis’s ability to operate its business and its results of operations. Sunesis is unable to predict whether Sunesis would be subject to actions under these laws or the impact of such actions. However, the cost of defending any such claims, as well as any sanctions imposed, could adversely affect Sunesis’s financial performance and disrupt Sunesis’s business operations.

Sunesis may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose Sunesis to significant liabilities.

Sunesis, through third-party contractors, use hazardous chemicals and radioactive and biological materials in its business and are subject to a variety of federal, state, regional and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials. Although Sunesis believes its safety procedures for handling and disposing of these materials and waste products comply with these laws and regulations, Sunesis cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of contamination or injury, Sunesis could be held liable for any resulting damages, and any liability could significantly exceed Sunesis’s insurance coverage, which is limited for pollution cleanup and contamination.

General Risk Factors

The price of Sunesis Common Stock may continue to be volatile, and the value of an investment in its common stock may decline.

In the nine months ended September 30, 2020, Sunesis Common Stock traded as low as $1.17 and as high as $11.30, after giving retroactive effect to the one-for-ten reverse split of shares of Sunesis’s capital stock, effected on September 2, 2020. Factors that could cause continued volatility in the market price of Sunesis Common Stock include, but are not limited to:

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all the other risks mentioned herein, including but not limited to Sunesis’s ability to raise additional capital to fund its operations and complete its clinical development plans, compliance with government regulations, the safety and efficacy of its products, and Sunesis’s ability to protect its intellectual property;

•	announcements relating to restructuring and other operational changes;

•	market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors;

•	changes in the structure of healthcare payment systems;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	announcements relating to Sunesis’s arrangements with Biogen, Takeda Oncology, Denovo, DOT-1, or RPI;

•	actual and anticipated fluctuations in Sunesis’s quarterly operating results;

•	deviations in Sunesis’s operating results from the estimates of analysts;

•	litigation or public concern about the safety of future products, if any;

•	failure to develop or sustain an active and liquid trading market for Sunesis’s common stock;

•	short-selling or manipulation of Sunesis Common Stock by investors;

•	sales of Sunesis Common Stock by Sunesis’s officers, directors or significant stockholders; and

•	additions or departures of key personnel.

Moreover, on March 12, 2020, the WHO declared COVID-19 to be a pandemic, and the COVID-19 pandemic has resulted in significant financial market volatility and uncertainty in recent months. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on Sunesis’s ability to access capital, on Sunesis’s business, results of operations and financial condition, and on the market price of Sunesis’s common stock.

Sunesis’s failure to meet the continued listing requirements of The Nasdaq Stock Market LLC could result in a delisting of its common stock.

Sunesis Common Stock is listed on The Nasdaq Stock Market LLC, which imposes, among other requirements a minimum bid requirement. Sunesis Common Stock traded for less than $1.00 for 30 consecutive trading days, and Sunesis received notice of this from the Listing Qualifications Staff of The Nasdaq Stock Market LLC on July 9, 2019. After effecting the Reverse Stock Split on September 2, 2020, Sunesis received a letter from the Nasdaq Listing Qualifications Department notifying Sunesis that it had regained compliance with the Nasdaq minimum bid price requirement and the matter is now closed. However, if the closing bid price of Sunesis Common Stock was to fall below $1.00 per share for 30 consecutive trading days again in the future, or Sunesis does not meet other listing requirements, Sunesis would fail to be in compliance with Nasdaq’s listing standards. There can be no assurance that Sunesis will continue to meet the minimum bid price requirement, or any other requirement in the future. If Sunesis fails to meet the minimum bid price requirement, or other applicable Nasdaq listing requirements, including maintaining minimum levels of stockholders’ equity or market values of Sunesis’s common stock, its common stock could be delisted. If Sunesis Common Stock were to be delisted, the liquidity of its common stock would be adversely affected, and the market price of its common stock could decrease.

Sunesis’s facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster, or interruption by man-made problems such as network security breaches, viruses or terrorism, could cause damage to Sunesis’s facilities and equipment, which could require Sunesis to cease or curtail operations.

Sunesis’s facilities are located in the San Francisco Bay Area near known earthquake fault zones and are vulnerable to significant damage from earthquakes. Sunesis is also vulnerable to damage from other types of disasters, including fires, floods, power loss, communications failures and other catastrophic events, such as the ongoing Coronavirus epidemic. Despite the implementation of network security measures, Sunesis’s networks also may be vulnerable to computer viruses, break-ins and similar disruptions. Sunesis relies on information technology systems to operate its business and to communicate among its workforce and with third parties. If any disruption were to occur, whether caused by a natural disaster or by manmade problems, Sunesis’s ability to operate its business at its facilities may be seriously or completely impaired and Sunesis’s data could be lost or destroyed.

Sunesis’s systems are potentially vulnerable to data security breaches, whether by employees or others, that may expose sensitive data to unauthorized persons. If Sunesis is unable to prevent such data security breaches or implement satisfactory remedial measures, Sunesis’s operations could be disrupted, and Sunesis may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above. U.S. and international authorities have been warning businesses of increased cybersecurity threats from actors seeking to exploit the COVID-19 pandemic. If Sunesis is unable to prevent potential data security breaches or privacy violations, Sunesis’s operations could be disrupted, and Sunesis may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive patient data.

Moreover, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information, trade secrets or other intellectual property. While Sunesis has implemented security measures to protect its data security and information technology systems, such measures may not prevent such events. Such disruptions and breaches of security could have a material adverse effect on Sunesis’s business, financial condition and results of operations.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure may create uncertainty regarding compliance matters. New or changed laws, regulations and standards are subject to varying interpretations in many cases. As a result, their application in practice may evolve over time. Sunesis is committed to maintaining high standards of corporate governance and public disclosure. Complying with evolving interpretations of new or changed legal requirements may cause Sunesis to incur higher costs as Sunesis revises current practices, policies and procedures, and may divert management time and attention from potential revenue-generating activities to compliance matters. If Sunesis’s efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, Sunesis’s reputation may also be harmed. Further, Sunesis’s board members and executive officers could face an increased risk of personal liability in connection with the performance of their duties. As a result, Sunesis may have difficulty attracting and retaining qualified board members and executive officers, which could harm its business. Sunesis’s Directors and Officers insurance provides certain coverage to its board members and executive officers, but the cost of coverage may be prohibitively expensive or not provide enough coverage.

Sunesis’s ability to use NOL carryforwards to offset future taxable income, and its ability to use tax credit carryforwards, may be subject to certain limitations.

Sunesis’s ability to use its federal and state NOL carryforwards to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon its generation of future taxable income, and Sunesis cannot predict with certainty when, or whether, Sunesis will generate sufficient taxable income to use all of its NOL carryforwards.

As of December 31, 2019, Sunesis reported U.S. federal and state NOL carryforwards of approximately $463.4 million and $310.7 million, respectively. Sunesis’s federal NOL carryforwards generated prior to 2018 will continue to be governed by the NOL tax rules as they existed prior to the adoption of the U.S. federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), which means that generally they will expire 20 years after they were generated if not used prior thereto. $423.1 million of Sunesis’s $463.4 million federal NOL carryforwards are subject to the 20 years expirations and a portion will continue to expire each year until 2037. Many states have similar laws, and Sunesis’s state NOL carryforwards will begin to expire in 2028. Accordingly, these federal and state NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Act as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law on March 27, 2020, federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOL carryforwards in tax years beginning after December 31, 2020 is limited to 80% of current year taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

In addition, under Section 382 of the Code, Sunesis’s ability to utilize these NOL carryforwards and other tax attributes, such as federal tax credits, in any taxable year may be limited if Sunesis has experienced an “ownership change.” Generally, a Section 382 ownership change occurs if one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a three-year testing period. Similar rules may apply under state tax laws. Any such material limitation or expiration of Sunesis’s NOL carryforwards may harm Sunesis’s future operating results by effectively increasing its future tax obligations.

Provisions of Sunesis’s charter documents or Delaware law could delay or prevent an acquisition of Sunesis, even if the acquisition would be beneficial to Sunesis’s stockholders, and could make it more difficult to change management.

Provisions of Sunesis’s amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders might otherwise consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by Sunesis’s stockholders to replace or remove its current management by making it more difficult to replace or remove its board of directors. These provisions include:

•	a classified board of directors so that not all directors are elected at one time;

•	a prohibition on stockholder action through written consent;

•	limitations on Sunesis’s stockholders’ ability to call special meetings of stockholders;

•	an advance notice requirement for stockholder proposals and nominations; and

•	the authority of Sunesis’s board of directors to issue preferred stock with such terms as Sunesis’s board of directors may determine.

In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns or within the last three years has owned 15% of Sunesis’s voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of Sunesis.

Provisions in Sunesis’s charter documents and provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of Sunesis’s common stock.

Sunesis has never paid dividends on its capital stock and Sunesis does not anticipate paying any cash dividends in the foreseeable future.

Sunesis has never declared or paid cash dividends on its capital stock. Sunesis does not anticipate paying any cash dividends on its capital stock in the foreseeable future. Sunesis currently intends to retain all available funds and any future earnings to fund the development and growth of its business. As a result, capital appreciation, if any, of Sunesis Common Stock will be Sunesis’s stockholders’ sole source of gain for the foreseeable future.

Sunesis is at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for Sunesis because biotechnology companies have experienced greater than average stock price volatility in recent years. These broad market fluctuations may adversely affect the trading price or liquidity of Sunesis’s common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of Sunesis’s stockholders were to bring such a lawsuit against Sunesis, Sunesis could incur substantial costs defending the lawsuit and the attention of Sunesis’s management would be diverted from the operation of Sunesis’s business.

Future sales and issuances of Sunesis Common Stock or rights to purchase common stock, including pursuant to Sunesis’s equity incentive plans, could result in additional dilution of the percentage ownership of Sunesis’s stockholders and could cause its stock price to fall.

Sunesis expects that significant additional capital will be needed in the future to continue its planned operations. To raise capital, Sunesis may sell substantial amounts of common stock or securities convertible into or exchangeable for common stock in one or more transactions at prices and in a manner Sunesis determines from time to time, including pursuant to its Controlled Equity OfferingSM sales agreement, with Cantor Fitzgerald & Co. or any similar arrangements into which Sunesis may enter. These future issuances of common stock or common stock-related securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions or in-licenses, if any, may result in material dilution to Sunesis’s investors. Such sales may also result in material dilution to Sunesis’s existing stockholders, and new investors could gain rights, preferences and privileges senior to those of holders of Sunesis’s common stock.

Pursuant to Sunesis’s equity incentive plans, Sunesis’s compensation committee is authorized to grant equity-based incentive awards to its employees, non-employee directors and consultants. Future grants of RSUs, options and other equity awards and issuances of common stock under Sunesis’s equity incentive plans will result in dilution and may have an adverse effect on the market price of Sunesis’s common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Sunesis’s business, Sunesis’s stock price and trading volume could decline.

The trading market for Sunesis Common Stock will depend in part on the research and reports that securities or industry analysts publish about Sunesis and its business. In the event securities or industry analysts who cover Sunesis downgrade its stock or publish unfavorable research about Sunesis or its business, Sunesis’s stock price would likely decline. If one or more of these analysts cease coverage of Sunesis or fail to publish reports on Sunesis regularly, demand for Sunesis’s stock could decrease, which might cause Sunesis’s stock price and trading volume to decline.

Sunesis’s Amended and Restated Bylaws provide that the Court of Chancery in the State of Delaware is the sole and exclusive forum for substantially all disputes between Sunesis and its stockholders, which could limit the stockholders’ ability to obtain a favorable judicial forum for disputes with Sunesis or its directors, officers or employees.

Sunesis’s Amended and Restated Bylaws, or the Bylaws, provide that, unless the Sunesis Board of Directors consents to an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on Sunesis’s behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against Sunesis arising under the DGCL; (iv) any action regarding the Bylaws; (v) any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (vi) any action asserting a claim against Sunesis that is governed by the internal affairs doctrine. The provisions do not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended. Sunesis believes this provision benefits Sunesis by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against Sunesis’s directors and officers.

Risks Related to Viracta

Risks Related to Viracta’s Financial Position and Need for Additional Capital

Viracta has a limited operating history, has not initiated or completed any large-scale or pivotal clinical trials, and has no products approved for commercial sale, which may make it difficult for you to evaluate its current business and likelihood of success and viability.

Viracta is a clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate its business and prospects. Viracta has no products approved for commercial sale and has not generated any revenue. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. Viracta is currently conducting a Phase 1b/2 clinical trial of its lead product candidate, nanatinostat in combination with valganciclovir (“VRX-101”) in Epstein-Barr virus-positive (“EBV+”) lymphomas and plans to initiate a registrational trial of VRX-101 in EBV+ lymphomas in the first half of 2021 and a Phase 1b/2 clinical trial of VRX-101 in EBV+ solid tumors in 2021. To date, Viracta has devoted substantially all of its resources to research and development activities, business planning, establishing and maintaining its intellectual property portfolio, hiring personnel, raising capital and providing general and administrative support for these operations.

Viracta has not yet demonstrated its ability to successfully initiate and complete any large-scale or pivotal clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for you to accurately predict Viracta’s likelihood of success and viability than it could be if it had a longer operating history.

In addition, Viracta may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by clinical-stage biopharmaceutical companies in rapidly evolving fields. Viracta may also need to transition from a company with a research and development focus to a company capable of supporting commercial activities. Viracta has not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If Viracta does not adequately address these risks and difficulties or successfully make such a transition, its business will suffer.

Viracta has incurred significant net losses since its inception, and it expects to continue to incur significant net losses for the foreseeable future.

Viracta has incurred significant net losses since its inception, has not generated any revenue from product sales to date and has financed its operations principally through private placements of its convertible preferred stock. Viracta’s net loss was $13.6 million for the year ended December 31, 2019. As of December 31, 2019, Viracta had an accumulated deficit of $31.9 million. Viracta’s lead product candidate, VRX-101, is in a Phase 1b/2 clinical trial, and Viracta plans to initiate a registrational trial in lymphomas in the first half of 2021 and a Phase 1b/2 trial in solid tumor cancers in 2021. Its other programs are in preclinical discovery and research stages. As a result, Viracta expects that it will be several years, if ever, before Viracta has a commercialized product and generate revenue from product sales. Even if Viracta succeeds in receiving marketing approval for and commercializing one or more of its product candidates, it expects that it will continue to incur substantial research and development and other expenses in order to discover, develop and market additional potential products.

Viracta expects to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses Viracta incurs may fluctuate significantly from quarter to quarter such that a period-to-period comparison of its results of operations may not be a good indication of its future performance. The size of its future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue. Viracta’s prior losses and expected future losses have had and will continue to have an adverse effect on its working capital, its ability to fund the development of its product candidates, its ability to achieve and maintain profitability and the performance of its stock.

Viracta’s ability to generate revenue and achieve profitability depends significantly on its ability to achieve several objectives relating to the discovery, development and commercialization of its product candidates.

Viracta’s business depends entirely on the successful discovery, development and commercialization of product candidates. Viracta has no products approved for commercial sale and does not anticipate generating any revenue from product sales for the next several years, if ever. Its ability to generate revenue and achieve profitability depends significantly on its ability, or any current or future collaborator’s ability, to achieve several objectives, including:

•	successful and timely completion of preclinical and clinical development of its lead product candidate, VRX-101, and its other future product candidates;

•	establishing and maintaining relationships with contract research organizations (“CROs”) and clinical sites for the clinical development of VRX-101 and its other future product candidates;

•	timely receipt of marketing approvals from applicable regulatory authorities for any product candidates for which it successfully completes clinical development;

•	developing an efficient and scalable manufacturing process for its product candidates, including obtaining finished products that are appropriately packaged for sale;

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establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for its product candidates, if approved;

•	successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;

•	a continued acceptable safety profile following any marketing approval of its product candidates;

•	commercial acceptance of its product candidates by patients, the medical community and third-party payors;

•	satisfying any required post-marketing approval commitments to applicable regulatory authorities;

•	identifying, assessing and developing new product candidates;

•	obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	protecting its rights in its intellectual property portfolio;

•	defending against third-party interference or infringement claims, if any;

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entering into and maintaining, on favorable terms, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize its product candidates;

•	obtaining coverage and adequate reimbursement by third-party payors for its product candidates;

•	addressing any competing therapies and technological and market developments; and

•	attracting, hiring and retaining qualified personnel.

Viracta may never be successful in achieving its objectives and, even if it does, may never generate revenue that is significant or large enough to achieve profitability. If Viracta does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Viracta’s failure to become and remain profitable would decrease the value of its company and could impair its ability to maintain or further its research and development efforts, raise additional necessary capital, grow its business and continue its operations.

Even following the Pre-Closing Financing, Viracta will require additional capital to finance its operations. If it is unable to raise such capital when needed, or on acceptable terms, it may be forced to delay, reduce and/or eliminate one or more of its research and drug development programs or future commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Viracta’s operations have consumed substantial amounts of cash since inception, and Viracta expects its expenses to increase in connection with its ongoing and planned activities, particularly as it conduct clinical trials of, and seek marketing approval for, VRX-101. Even if one or more of the product candidates that Viracta develops is approved for commercial sale, Viracta anticipates incurring significant costs associated with sales, marketing, manufacturing and distribution activities. Viracta’s expenses could increase beyond expectations if it is required by the FDA, the European Medicines Agency (EMA) or other regulatory agencies to perform clinical trials or preclinical studies in addition to those that it currently anticipates. Other unanticipated costs may also arise. In addition, if Viracta obtains marketing approval for any of its product candidates, including VRX-101, Viracta expects to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Because the design and outcome of Viracta’s planned and anticipated clinical trials are highly uncertain, it cannot reasonably estimate the actual amount of resources and funding that will be necessary to successfully complete the development and commercialization of any product candidate it develops. Viracta is not permitted to market or promote VRX-101, or any other product candidate, in the U.S. before it receive marketing approval from the FDA. Accordingly, Viracta will need to obtain substantial additional funding in order to continue its operations.

As of September 30, 2020, Viracta had $11.9 million in cash and cash equivalents. Based on Viracta’s current operating plan, it believes that the cash and cash equivalents of the combined company following the close of the Merger, including the proceeds from Viracta’s Series E financing in November 2020 and the Pre-Closing Financing, will enable it to fund its planned operating expenses and capital expenditures into 2024. Viracta’s estimate as to how long it expects the cash and cash equivalents of the combined company to be able to continue to fund its operations is based on assumptions that may prove to be wrong, and it could exhaust its available capital resources sooner than it currently expects. Changing circumstances, some of which may be beyond its control, could cause Viracta to consume capital significantly faster than it currently anticipates, and it may need to seek additional funds sooner than planned.

Viracta plans to use the cash and cash equivalents of the combined company to fund its ongoing and planned clinical trials of VRX-101 and to fund its other research and development activities, as well as for working capital and other general corporate purposes. Advancing the development of VRX-101 and any other product candidate, will require a significant amount of capital. The existing cash and cash equivalents of the combined company will not be sufficient to fund all of the activities that are necessary to complete the development of VRX-101.

Viracta will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources, which may dilute its stockholders or restrict its operating activities. Pursuant to the terms of the Loan and Security Agreement between Viracta and Silicon Valley Bank (“SVB”), dated July 30, 2020 (the “SVB Loan Facility”), Viracta has borrowed $5 million and may be eligible to borrow up to an additional $10 million. The additional financing available under the SVB Loan Facility is not expected to be sufficient to fund Viracta’s future operations. Adequate additional financing may not be available to Viracta on acceptable terms, or at all. To the extent that Viracta raises additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing may result in imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect Viracta’s business. Under Viracta’s license agreements with Shenzhen Salubris Pharmaceutical Co. Ltd. and NantKwest, Inc., Viracta may be entitled to receive future milestone and royalty payments. If Viracta raises additional funds through up-front payments or milestone payments pursuant to strategic collaborations with third parties, it may have to relinquish valuable rights to its product candidates, or grant licenses on terms that are not favorable to it. In addition, Viracta may seek additional capital due to favorable market conditions or strategic considerations even if it believes it has sufficient funds for its current or future operating plans.

Viracta’s failure to raise capital as and when needed or on acceptable terms would have a negative impact on its financial condition and its ability to pursue its business strategy, and Viracta may have to delay, reduce the scope of, suspend or eliminate one or more of its clinical trials or future commercialization efforts.

Risks Related to the Discovery, Development and Commercialization of Viracta’s Product Candidates

Viracta is substantially dependent on the success of its lead product candidate, VRX-101, which is planned to begin a Phase 1b/2 trial in 2021. If Viracta is unable to complete development of, obtain approval for and commercialize VRX-101 for one or more indications in a timely manner, its business will be harmed.

Viracta’s future success is dependent on its ability to timely and successfully complete clinical trials, obtain marketing approval for and successfully commercialize VRX-101, its lead product candidate. Viracta is investing the majority of its efforts and financial resources in the research and development of VRX-101 for multiple indications. VRX-101 is a combination product candidate consisting of nanatinostat, a potent and selective small molecule inhibitor of class I histone deacetylases (“HDAC”), and valganciclovir, an FDA-approved anti-viral drug used to treat and prevent disease caused by a virus called cytomegalovirus (“CMV”) in people who have received organ transplants. In 2018, Viracta initiated a Phase 1b/2 clinical trial evaluating VRX-101 in patients with relapsed/refractory EBV+ lymphomas. Prior to these clinical trials, nanatinostat has been studied in one previous clinical trial. VRX-101 will require additional clinical development, expansion of manufacturing capabilities, marketing approval from government regulators, substantial investment and significant marketing efforts before Viracta can generate any revenues from product sales. Viracta is not permitted to market or promote VRX-101, or any other product candidate, before it receives marketing approval from the FDA and comparable foreign regulatory authorities, and Viracta may never receive such marketing approvals.

The success of VRX-101 will depend on several factors, including the following:

•	the successful and timely completion of Viracta’s ongoing and planned clinical trials of VRX-101;

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the initiation and successful patient enrollment and completion of additional clinical trials of VRX-101 on a timely basis, including the planned registrational trial of VRX-101 in patients with relapsed/refractory EBV+ lymphomas;

•	maintaining and establishing relationships with CROs and clinical sites for the clinical development of VRX-101 both in the United States and internationally;

•	the type, frequency and severity of adverse events in clinical trials;

•	demonstrating efficacy, safety and tolerability profiles that are satisfactory to the FDA, EMA or any comparable foreign regulatory authority for marketing approval;

•	the timely receipt of marketing approvals for VRX-101 from applicable regulatory authorities;

•	the timely identification, development and approval of companion diagnostic tests, if required;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

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the maintenance of existing or the establishment of new supply arrangements with third-party drug product suppliers and manufacturers for clinical development and, if approved, commercialization of VRX-101;

•	obtaining and maintaining patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	the protection of Viracta’s rights in its intellectual property portfolio;

•	the successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by patients, the medical community and third-party payors; and

•	Viracta’s ability to compete with other therapies.

Viracta does not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to its intellectual property rights and the manufacturing, marketing, distribution and sales efforts of its current or any future collaborators. If Viracta is not successful with respect to one or more of these factors in a timely manner or at all, it could experience significant delays or an inability to successfully commercialize VRX-101, which would materially harm its business. If Viracta does not receive marketing approvals for VRX-101,Viracta may not be able to continue its operations.

If there are delays in completing the registrational clinical trial for VRX-101 in EBV+ lymphomas, Viracta will be delayed in commercializing VRX-101, its development costs may increase and its business may be harmed.

The registrational clinical trial of VRX-101 in relapsed/refractory EBV+ lymphomas is expected to be initiated in the first half of 2021. Viracta’s product development costs could increase if it experiences delays. Significant trial delays also could shorten any periods during which Viracta may have the exclusive right to commercialize VRX-101 or allow Viracta’s competitors to bring products to market before Viracta does, which would impair Viracta’s ability to successfully capitalize on VRX-101 and may harm its business, results of operations and prospects. Events that may result in a delay or unsuccessful completion of clinical development of VRX-101 include, among other things:

•	unexpectedly high rate of patients withdrawing consent or being lost to follow-up;

•

feedback from the FDA and foreign regulatory authorities, institutional review boards, or IRBs, or the data safety monitoring board, or results from clinical trials that might require modification to a clinical trial protocol;

•

imposition of a clinical hold by the FDA or other regulatory authorities, a decision by the FDA, other regulatory authorities, Institutional Review Boards, or IRBs, or Viracta, or a recommendation by a data safety monitoring board to suspend or terminate trials at any time for safety issues or for any other reason;

•	deviations from the trial protocol by clinical trial sites and investigators or failure to conduct the trial in accordance with regulatory requirements;

•	failure of third parties, such as CROs, to satisfy their contractual duties or meet expected deadlines;

•	delays in the testing, validation, manufacturing and delivery of VRX-101 to the clinical trial sites;

•	delays caused by patients dropping out of a trial due to side effects or disease progression;

•	unacceptable risk-benefit profile or unforeseen safety issues or adverse drug reactions;

•	failure to demonstrate the efficacy of VRX-101 in this clinical trial;

•	changes in government regulations or administrative actions or lack of adequate funding to continue the trials; or

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters and public health epidemics, such as the COVID outbreak.

An inability by Viracta to timely complete clinical development could result in additional costs to Viracta or impair its ability to generate product revenues or development, regulatory, commercialization and sales milestone payments and royalties on product sales.

In addition to VRX-101, Viracta’s prospects depend in part upon discovering, developing and commercializing additional product candidates, which may fail in development or suffer delays that adversely affect their commercial viability.

Viracta’s future operating results are dependent on its ability to successfully discover, develop, obtain regulatory approval for and commercialize product candidates other than VRX-101. All of Viracta’s current programs other than VRX-101 are in research or preclinical development. A product candidate can unexpectedly fail at any stage of preclinical and clinical development. The historical failure rate for product candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care and other unpredictable variables. The results from preclinical testing or early clinical trials of a product candidate may not be predictive of the results that will be obtained in later stage clinical trials of the product candidate.

The success of other product candidates Viracta may develop will depend on many factors, including the following:

•	generating sufficient data to support the initiation or continuation of clinical trials;

•	obtaining regulatory permission to initiate clinical trials;

•	contracting with the necessary parties to conduct clinical trials;

•	successful enrollment of patients in, and the completion of, clinical trials on a timely basis;

•	the timely manufacture of sufficient quantities of a product candidate for use in clinical trials; and

•	adverse events in clinical trials.

Even if Viracta successfully advances any other product candidates into clinical development, their success will be subject to all of the clinical, regulatory and commercial risks described elsewhere in this “Risk factors” section. Accordingly, Viracta cannot assure you that it will ever be able to discover, develop, obtain regulatory approval of, commercialize or generate significant revenue from any product candidates.

The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If Viracta is ultimately unable to obtain regulatory approval its product candidates, it will be unable to generate product revenue and its business will be substantially harmed.

Obtaining approval by the FDA, EMA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that Viracta’s data are insufficient for approval and require additional preclinical, clinical or other data. Even if Viracta eventually completes clinical testing and receive approval for its product candidates, the FDA, EMA and other comparable foreign regulatory authorities may approve its product candidates for a more limited indication or a narrower patient population than it originally requested or may impose other prescribing limitations or warnings that limit the product’s commercial potential. Viracta has not submitted for, or obtained, regulatory approval for any product candidate, and it is possible that none of its product candidates will ever obtain regulatory approval. Further, development of its product candidates and/or regulatory approval may be delayed for reasons beyond its control.

Further, development of Viracta’s product candidates and/or regulatory approval may be delayed for reasons beyond Viracta’s control. For example, a U.S. federal government shutdown or budget sequestration, such as ones that occurred during 2013, 2018 and 2019, or diversion of resources to currently handle the COVID-19 public health emergency and pandemic may result in significant reductions to the FDA’s budget, employees and operations, which may lead to slower response times and longer review periods, potentially affecting Viracta’s ability to progress development of its product candidates or obtain regulatory approval for its product candidates. In addition, the impact of COVID-19 may cause the FDA to allocate additional resources to product candidates focused on treating related illnesses, which could lead to longer approval processes for Viracta’s product candidates. Finally, Viracta’s competitors may file citizens’ petitions with the FDA in an attempt to persuade the FDA that Viracta’s product candidates, or the clinical trials that support their approval, contain deficiencies. Such actions by Viracta’s competitors could delay or even prevent the FDA from approving any of Viracta’s NDAs.

Applications for Viracta’s product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of Viracta’s clinical trials;

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the FDA, EMA or other comparable foreign regulatory authorities may determine that Viracta’s product candidates are not safe and effective, are only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude Viracta obtaining marketing approval or prevent or limit commercial use;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which Viracta seeks approval;

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with Viracta’s interpretation of data from preclinical studies or clinical trials;

•	Viracta may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that its product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•

the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which Viracta contracts for clinical and commercial supplies;

•	the FDA, EMA or other comparable regulatory authorities may fail to approve companion diagnostic tests required for Viracta’s product candidates; and

•

the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering Viracta’s clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in Viracta failing to obtain regulatory approval to market any of its product candidates, which would significantly harm its business, results of operations and prospects.

The clinical trials of Viracta’s product candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, EMA or other comparable foreign regulatory authorities or otherwise produce positive results.

Before obtaining marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for the sale of its product candidates, Viracta must complete preclinical development and extensive clinical trials to demonstrate with substantial evidence the safety and efficacy of such product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete and its ultimate outcome is uncertain. A failure of one or more clinical trials can occur at any stage of the process. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

Viracta may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent its ability to receive marketing approval or its ability to commercialize its product candidates, including:

•	receipt of feedback from regulatory authorities that require it to modify the design of its clinical trials;

•	negative or inconclusive clinical trial results that may require it to conduct additional clinical trials or abandon certain drug development programs;

•

the number of patients required for clinical trials being larger than anticipated, enrollment in these clinical trials being slower than anticipated or participants dropping out of these clinical trials at a higher rate than anticipated;

•	third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to it in a timely manner, or at all;

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the suspension or termination of its clinical trials for various reasons, including non-compliance with regulatory requirements or a finding that its product candidates have undesirable side effects or other unexpected characteristics or risks;

•	the cost of clinical trials of Viracta’s product candidates being greater than anticipated;

•	the supply or quality of its product candidates or other materials necessary to conduct clinical trials of Viracta’s product candidates being insufficient or inadequate;

•

Viracta may experience delays due to the recent COVID-19 pandemic, including with respect to submission of NDAs, filing of investigational new drug (IND) applications and starting any clinical trials for other indications or programs; and

•	regulators revising the requirements for approving its product candidates.

If Viracta is required to conduct additional clinical trials or other testing of its product candidates beyond those that it currently contemplates, if it is unable to successfully complete clinical trials of its product candidates or other testing in a timely manner, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, it may incur unplanned costs, be delayed in seeking and obtaining marketing approval, if it receive such approval at all, receive more limited or restrictive marketing approval, be subject to additional post-marketing testing requirements or have the drug removed from the market after obtaining marketing approval.

Viracta’s product candidates may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

If Viracta’s product candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or investigational new drugs, it may need to conduct additional studies to further evaluate the product candidates’ safety, interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may prevent Viracta from achieving or maintaining market acceptance of the affected product candidate and may harm its business, financial condition and prospects significantly. For example, in Viracta’s ongoing Phase 1b/2 of VRX-101, while most treatment-related adverse events were mild or moderate, most commonly thrombocytopenia, nausea, neutropenia and fatigue, there were instances of Grade 3/4 treatment related adverse events: neutropenia, anemia, and nausea.

Patients in Viracta’s ongoing and planned clinical trials may in the future suffer other significant adverse events or other side effects not observed in its preclinical studies or previous clinical trials. VRX-101 or other product candidates may be used in populations for which safety concerns may be particularly scrutinized by regulatory agencies. In addition, VRX-101 is being studied in combination with other therapies, which may exacerbate adverse events associated with the therapy. Patients treated with VRX-101 or Viracta’s other product candidates may also be undergoing surgical, radiation and chemotherapy treatments, which can cause side effects or adverse events that are unrelated to Viracta’s product candidate but may still impact the success of its clinical trials. The inclusion of critically ill patients in Viracta’s clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses. For example, it is expected that some of the patients enrolled in its VRX-101 clinical trials will die or experience major clinical events either during the course of Viracta’s clinical trials or after such trials, which has occurred in the past.

If further significant adverse events or other side effects are observed in any of Viracta’s current or future clinical trials, Viracta may have difficulty recruiting patients to the clinical trials, patients may drop out of its trials, or it may be required to abandon the trials or its development efforts of that product candidate altogether. Viracta, the FDA, EMA, other comparable regulatory authorities or an institutional review board may suspend or terminate clinical research at any time for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm Viracta’s business, financial condition and prospects. Further, if any of Viracta’s product candidates obtains marketing approval, toxicities associated with such product candidates and not seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label, significant restrictions on the use of the product or the withdrawal of the product from the market. Viracta cannot predict whether its product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early stage clinical trials.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of Viracta’s clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities.

Viracta will be required to demonstrate with substantial evidence through well-controlled clinical trials that its product candidates are safe and effective for use in a diverse population before it can seek marketing approvals for their commercial sale. Success in preclinical studies and early-stage clinical trials does not mean that future clinical trials will be successful. For instance, Viracta does not know whether VRX-101 will perform in current or future clinical trials as it has performed in preclinical studies or prior clinical trials. Product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA, EMA and other comparable foreign regulatory authorities despite having progressed through preclinical studies and early-stage clinical trials. Additionally, while Viracta is aware of several other approved and clinical-stage HDAC inhibitors being developed by multiple other companies, to Viracta’s knowledge, there are no HDAC inhibitors approved specifically for the treatment of EBV+ cancer. As such, the development of VRX-101 and Viracta’s stock price may be impacted by inferences, whether correct or not, that are drawn between the success of its product candidate and those of other companies’ HDAC inhibitors. Regulatory authorities may also limit the scope of later-stage trials until Viracta has demonstrated satisfactory safety, which could delay regulatory approval, limit the size of the patient population to which it may market its product candidates, or prevent regulatory approval.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dose and dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Patients treated with Viracta’s product candidates may also be undergoing surgical, radiation and chemotherapy treatments and may be using other approved products or investigational new drugs, which can cause side effects or adverse events that are unrelated to its product candidates. As a result, assessments of efficacy can vary widely for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, Viracta’s clinical trial outcomes.

Viracta does not know whether any clinical trials it may conduct will demonstrate consistent or adequate efficacy and safety sufficient to obtain approval to market any of its product candidates.

Interim, topline and preliminary data from Viracta’s clinical trials that it announces or publishes from time to time may change as more patient data become available, and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Viracta may publicly disclose preliminary, interim or topline data from its clinical trials, such as the interim data from its ongoing Phase 1b/2 clinical trial of VRX-101 in patients with EBV+ lymphomas. These interim updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. For example, Viracta may report tumor responses in certain patients that are unconfirmed at the time and which do not ultimately result in confirmed responses to treatment after follow-up evaluations. Viracta also make assumptions, estimations, calculations and conclusions as part of its analyses of data, and it may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that Viracta reports may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Viracta previously published. As a result, topline data should be viewed with caution until the final data are available. In addition, Viracta may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that Viracta may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm Viracta’s business and prospects. Further, additional disclosure of interim data by Viracta or by its competitors in the future could result in volatility in the price of its common stock.

In addition, the information Viracta chooses to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. You or others may not agree with what Viracta determines is the material or otherwise appropriate information to include in its disclosure, and any information it determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or its business. If the preliminary or topline data that Viracta reports differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, Viracta’s ability to obtain approval for, and commercialize, VRX-101 or any other product candidates may be harmed, which could harm its business, financial condition, results of operations and prospects.

If Viracta experiences delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, its regulatory submissions or receipt of necessary marketing approvals could be delayed or prevented.

Viracta may not be able to initiate or continue clinical trials for its product candidates if it is unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial’s conclusion as required by the FDA, EMA or other comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials. Viracta’s ability to enroll eligible patients may be limited or may result in slower enrollment than it anticipates. For instance, patients for Viracta’s trials are screened using EBV-positivity, which can be determined by the presence of EBV-encoded RNA (“EBER”), as detected by in situ hybridization, and utilizing such biomarker-driven identification and/or certain highly specific criteria related to the cancer sub-types may limit patient populations eligible for Viracta’s clinical trials. If Viracta’s strategies for patient identification prove unsuccessful, it may have difficulty enrolling or maintaining patients appropriate for VRX-101.

Patient enrollment may be affected if Viracta’s competitors have ongoing clinical trials for programs that are under development for the same indications as Viracta’s product candidates, and patients who would otherwise be eligible for Viracta’s clinical trials instead enroll in clinical trials of Viracta’s competitors’ programs. Patient enrollment for Viracta’s current or any future clinical trials may be affected by other factors, including:

•	size and nature of the patient population;

•	severity of the disease under investigation;

•	availability and efficacy of approved drugs for the disease under investigation;

•	patient eligibility criteria for the trial in question as defined in the protocol;

•	perceived risks and benefits of the product candidate under study;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved or other product candidates being investigated for the indications Viracta is investigating;

•	clinicians’ willingness to screen their patients for biomarkers to indicate which patients may be eligible for enrollment in Viracta’s clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective patients; and

•

the risk that patients enrolled in clinical trials will drop out of the trials before completion or, because they may be late-stage cancer patients, will not survive the full terms of the clinical trials.

Viracta’s inability to enroll a sufficient number of patients for its clinical trials would result in significant delays or may require it to abandon one or more clinical trials altogether. Enrollment delays in Viracta’s clinical trials may result in increased development costs for its product candidates and jeopardize its ability to obtain marketing approval for the sale of its product candidates. Furthermore, even if Viracta is able to enroll a sufficient number of patients for its clinical trials, it may have difficulty maintaining participation in its clinical trials through the treatment and any follow-up periods.

Viracta is developing VRX-101, which is a combination containing a product developed and commercialized by parties other than Viracta and approved outside of oncology, which exposes Viracta to additional risks.

Viracta is developing VRX-101, which is a combination product candidate containing valganciclovir. Valganciclovir is an anti-viral that is approved by the FDA for the treatment and prevention of CMV retinitis in the setting of, acquired immunodeficiency syndrome (“AIDS”) and post-solid organ transplantation, but valganciclovir is currently not approved for the treatment of cancers. The first generic version of valganciclovir was first approved in 2014. In 2018, Viracta initiated a Phase 1b/2 trial to define the recommended Phase 2 dose of nanatinostat and valganciclovir and to evaluate the efficacy of this combination in patients with relapsed/refractory EBV+ lymphomas. Patients may not be able to tolerate nanatinostat or valganciclovir in combination with each other or may have unexpected consequences. Even if the VRX-101 combination were to receive marketing approval or be commercialized for the treatment of cancers, Viracta would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of valganciclovir, or safety, efficacy, manufacturing or supply issues could arise with valganciclovir. This could result in the need to identify other antiviral drug candidates or VRX-101 being removed from the market or being less successful commercially. If the FDA, EMA or other comparable foreign regulatory authorities do not revoke their approval of valganciclovir, or if safety, efficacy, commercial adoption, manufacturing or supply issues arise with valganciclovir, Viracta may be unable to obtain approval of or successfully market VRX-101.

Additionally, if the third-party providers of valganciclovir are unable to produce sufficient quantities for clinical trials or for commercialization of VRX-101, or if the cost become prohibitive, Viracta’s development and commercialization efforts would be impaired, which would have an adverse effect on its business, financial condition, results of operations and growth prospects. For example, for Viracta’s Phase 1b/2 trial of VRX-101, Viracta entered into a supply agreement with a third party manufacturer who currently markets a generic version of valganciclovir. If this agreement terminates and Viracta is unable to obtain valganciclovir on the current terms, the cost to Viracta to conduct this trial may significantly increase.

Viracta may develop VRX-101 or other product candidates in combination with other therapies, which exposes Viracta to additional risks.

Viracta may develop VRX-101 or other product candidates, in combination with one or more currently approved cancer therapies or therapies in development. Patients may not be able to tolerate VRX-101 or any of Viracta’s other product candidates in combination with other therapies or dosing of VRX-101 in combination with other therapies may have unexpected consequences. Even if any of Viracta’s product candidates were to receive marketing approval or be commercialized for use in combination with other existing therapies, Viracta would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with any of Viracta’s product candidates, or safety, efficacy, manufacturing or supply issues could arise with these existing therapies. In addition, it is possible that existing therapies with which Viracta’s product candidates are approved for use could themselves fall out of favor or be relegated to later lines of treatment. This could result in the need to identify other combination therapies for Viracta’s product candidates or Viracta’s own products being removed from the market or being less successful commercially.

Viracta may also evaluate its product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA, EMA or comparable foreign regulatory authorities. Viracta will not be able to market and sell any product candidate in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA, EMA or other comparable foreign regulatory authorities do not approve or revoke their approval of these other therapies, or if safety, efficacy, commercial adoption, manufacturing or supply issues arise with the therapies Viracta chooses to evaluate in combination with VRX-101 or any other product candidate, Viracta may be unable to obtain approval of or successfully market any one or all of the product candidates it develops.

Additionally, if the third-party providers of therapies or therapies in development used in combination with Viracta’s product candidates are unable to produce sufficient quantities for clinical trials or for commercialization of Viracta’s product candidates, or if the cost of combination therapies are prohibitive, Viracta’s development and commercialization efforts would be impaired, which would have an adverse effect on Viracta’s business, financial condition, results of operations and growth prospects.

If Viracta is required by the FDA to obtain approval of a companion diagnostic test in connection with approval of VRX-101 or any of its other product candidates, and Viracta does not obtain or faces delays in obtaining FDA approval of a diagnostic device, Viracta will not be able to commercialize such product candidate and its ability to generate revenue will be materially impaired.

According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared for that indication.

One common method used by investigators in Viracta’s Phase 1b/2 clinical trial to determine EBV positivity of lymphomas is EBV in situ hybridization for EBV encoded RNA (“EBER-ISH”). This method, among others, will be used by investigators to identify patients for the planned registrational trial in EBV+ lymphomas. If the FDA requires a companion diagnostic for the approval of VRX-101 and a satisfactory companion diagnostic is not approved and commercially available, Viracta may be required to create or obtain one that would be subject to regulatory approval requirements. The process of obtaining or creating such diagnostic is time consuming and costly.

Companion diagnostics are developed in conjunction with clinical programs for the associated therapeutic product candidate and are subject to regulation as medical devices by the FDA and comparable regulatory authorities, and, to date, the FDA has required premarket approval of all companion diagnostics for cancer therapies. The approval of a companion diagnostic as part of the therapeutic product’s labeling limits the use of the therapeutic product to only those patients who express the specific genetic alteration that the companion diagnostic was developed to detect.

If the FDA or a comparable foreign regulatory authority requires approval of a companion diagnostic for any of Viracta’s product candidates, whether before or after it obtains marketing approval, Viracta, and/or future collaborators, may encounter difficulties in developing and obtaining approval for such product candidate. Any delay or failure by Viracta or third-party collaborators to develop or obtain regulatory approval of a companion diagnostic could delay or prevent approval or continued marketing of such product candidate.

Viracta may also experience delays in developing a sustainable, reproducible and scalable manufacturing process for the companion diagnostic or in transferring that process to commercial partners or negotiating insurance reimbursement plans, all of which may prevent Viracta from completing its clinical trials or commercializing its product candidate, if approved, on a timely or profitable basis, if at all.

Viracta has limited resources and is currently focusing its efforts on developing VRX-101 for particular indications and advancing its preclinical programs. As a result, Viracta may fail to capitalize on other indications or product candidates that may ultimately have proven to be more profitable.

Viracta is currently focusing its resources and efforts on developing VRX-101 for particular indications and advancing its preclinical programs. As a result, because Viracta has limited resources, it may forgo or delay pursuit of opportunities for other indications or with other product candidates that may have greater commercial potential. Viracta’s resource allocation decisions may cause it to fail to capitalize on viable commercial drugs or profitable market opportunities. Viracta’s spending on current and future research and development activities for VRX-101 and other preclinical programs may not yield any commercially viable drugs. If Viracta does not accurately evaluate the commercial potential or target markets for VRX-101 or any of its other programs, it may relinquish valuable rights to that product candidate or program through collaboration, licensing or other strategic arrangements in cases in which it would have been more advantageous for it to retain sole development and commercialization rights to such product candidate or program.

Viracta faces significant competition, and if its competitors develop and market technologies or products more rapidly than it does or that are more effective, safer or less expensive than the products it develops, Viracta’s commercial opportunities will be negatively impacted.

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Viracta’s competitors have developed, are developing or may develop products, product candidates and processes competitive with Viracta’s product candidates. Any product candidates that Viracta successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future. Viracta believes that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which Viracta may attempt to develop product candidates. In addition, Viracta’s products may need to compete with drugs that physicians currently use to treat the indications for which Viracta seeks approval. This may make it difficult for Viracta to replace existing therapies with its products.

In particular, there is intense competition in the field of oncology. Viracta has competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, emerging and start-up companies, universities and other research institutions. Viracta also competes with these organizations to recruit management, scientists and clinical development personnel, which could negatively affect its level of expertise and its ability to execute its business plan. Viracta will also face competition in establishing clinical trial sites, enrolling subjects for clinical trials and in identifying and in-licensing new product candidates.

Viracta is not aware of any FDA- or EMA-approved products for the treatment of EBV+ lymphomas. Patients with EBV+ lymphomas receive standard of care therapies for their particular lymphoma subtype. Several HDAC inhibitors have demonstrated clinical antitumor activity, with four currently approved by the FDA for oncology indications. These are vorinostat for the treatment of cutaneous T cell lymphoma, romidepsin for the treatment of cutaneous T-cell lymphoma, belinostat for the treatment of peripheral T-cell lymphoma, and panobinostat for the treatment of multiple myeloma. In addition, a number of companies and academic institutions are developing drug or therapy candidates for EBV-associated post-transplant lymphoproliferative disease (“PTLD”) and other EBV-associated diseases including: Atara Biotherapeutics, which is conducting a Phase 3 clinical trial for tabelecleucel for virus-associated PTLD as well as in earlier stage development for other EBV-associated diseases, AlloVir , which is conducting clinical trials for Viralym-M (“ALVR105”), its allogeneic, multi-virus T-cell product that targets six viruses including EBV, is planning to initiate several Phase 2 and Phase 3 trials for the treatment of various viruses, including EBV, next year, Tessa Therapeutics, which has an allogeneic CD30-Chimeric Antigen Receptor (“CAR”) EBV-specific T cells (“EBVSTs”) for CD30 positive lymphomas in Phase 1, and multiple companies are investigating the use of anti-PD1/PD-L1 antibodies for the treatment of EBV-associated malignancies. Many of these current and potential competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources, and commercial expertise than Viracta. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology products. These companies also have significantly greater research and marketing capabilities than Viracta does and may also have products that have been approved or are in late stages of development, and collaborative arrangements in Viracta’s target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that Viracta develops obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, as well as in acquiring technologies complementary to, or necessary for, Viracta’s programs. As a result of all of these factors, Viracta’s competitors may succeed in obtaining approval from the FDA, EMA or other comparable foreign regulatory authorities or in discovering, developing and commercializing products in the field before Viracta.

Viracta’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient, have a broader label, are marketed more effectively, are more widely reimbursed or are less expensive than any products that Viracta may develop. Viracta’s competitors also may obtain marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for their products more rapidly than Viracta may obtain approval for its products, which could result in its competitors establishing a strong market position before it are able to enter the market. Even if the product candidates Viracta develops achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Technological advances or products developed by Viracta’s competitors may render its technologies or product candidates obsolete, less competitive or not economical. If Viracta is unable to compete effectively, its opportunity to generate revenue from the sale of its products it may develop, if approved, could be adversely affected.

The manufacture of drugs is complex, and Viracta’s third-party manufacturers may encounter difficulties in production. If any of Viracta’s third-party manufacturers encounter such difficulties, Viracta’s ability to provide adequate supply of its product candidates for clinical trials or its products for patients, if approved, could be delayed or prevented.

Manufacturing drugs, especially in large quantities, is complex and may require the use of innovative technologies. Each lot of an approved drug product must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing drugs requires facilities specifically designed for and validated for this purpose, as well as sophisticated quality assurance and quality control procedures. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, Viracta may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of Viracta’s manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm Viracta’s business. The use of biologically derived ingredients can also lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination. If Viracta’s third-party manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization as a result of these challenges, or otherwise, Viracta’s development and commercialization efforts would be impaired, which would have an adverse effect on its business, financial condition, results of operations and growth prospects.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. For example, Viracta may introduce alternative formulations of VRX-101 into the registrational trial. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause Viracta’s product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Viracta’s product candidates and jeopardize Viracta’s ability to commercialize its product candidates, if approved, and generate revenue.

Viracta’s product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if Viracta’s product candidates receive regulatory approval, the approved product candidates may not gain adequate market acceptance among physicians, patients, third-party payors and others in the medical community. The degree of market acceptance of any of Viracta’s approved product candidates will depend on a number of factors, including:

•	the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;

•	the timing of market introduction of the product candidate as well as competitive products;

•	the clinical indications for which a product candidate is approved;

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restrictions on the use of product candidates in the labeling approved by regulatory authorities, such as boxed warnings or contraindications in labeling, or a risk evaluation and mitigation strategy, if any, which may not be required of alternative treatments and competitor products;

•	the potential and perceived advantages of Viracta’s product candidates over alternative treatments;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement by third-party payors, including government authorities;

•	the availability of an approved product candidate for use as a combination therapy;

•	relative convenience and ease of administration;

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the willingness of the target patient population to try new therapies and undergo required diagnostic screening to determine treatment eligibility and of physicians to prescribe these therapies and diagnostic tests;

•	the effectiveness of sales and marketing efforts;

•	unfavorable publicity relating to Viracta’s product candidates; and

•	the approval of other new therapies for the same indications.

If any of Viracta’s product candidates is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, Viracta may not generate or derive sufficient revenue from that product candidate and its financial results could be negatively impacted.

The market opportunities for VRX-101 and other product candidates Viracta develops, if approved, may be limited to certain smaller patient subsets.

Cancer therapies are sometimes characterized as first-line, second-line or third-line, and the FDA often approves new therapies initially only for a particular line of use. When cancer is detected early enough, first-line therapy, such as chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. Viracta’s ongoing and planned clinical trials for VRX-101 are with patients who have received one or more prior treatments. There is no guarantee that product candidates that Viracta develops, even if approved, would be approved for first-line or second-line therapy, and, prior to any such approvals, Viracta may have to conduct additional clinical trials that may be costly, time-consuming and subject to risk.

The number of patients who have the cancers Viracta is targeting may turn out to be lower than expected. Additionally, the potentially addressable patient population for VRX-101 and other product candidates may be limited or may not be amenable to treatment with Viracta’s product candidates. Regulatory approval may limit the market of a product candidate to target patient populations when such biomarker-driven identification and/or highly specific criteria related to the stage of disease progression are utilized.

Even if Viracta obtains significant market share for any approved product, if the potential target populations are small, Viracta may never achieve profitability without obtaining marketing approval for additional indications.

Viracta may not be successful in growing its product pipeline through acquisitions and in-licenses.

Viracta believes that accessing external innovation and expertise is important to its success; and while Viracta plans to leverage its leadership team’s prior business development experience as it evaluates potential in-licensing and acquisition opportunities to further expand its portfolio, it may not be able to identify suitable licensing or acquisition opportunities, and even if it does, it may not be able to successfully secure such licensing and acquisition opportunities. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that Viracta may consider attractive or necessary. These companies may have a competitive advantage over Viracta due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Viracta to be a competitor may be unwilling to assign or license rights to Viracta. Viracta may also be unable to license or acquire third-party intellectual property rights on terms that would allow it to make an appropriate return on its investment, or at all. If Viracta is unable to successfully license or acquire additional product candidates to expand its portfolio, pipeline, competitive position, business, financial condition, results of operations, and prospects may be materially harmed.

Any product candidates Viracta develops may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations.

The availability and extent of coverage and adequate reimbursement by third-party payors, including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any of Viracta’s product candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of such product candidates will be covered and reimbursed by third-party payors. If reimbursement is not available, or is available only to limited levels, Viracta may not be able to successfully commercialize its product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Viracta to establish or maintain pricing sufficient to realize an adequate return on its investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which Viracta obtains marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, Viracta may not successfully commercialize any product candidate for which it obtains marketing approval.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by the Centers for Medicare & Medicaid Services (“CMS”), an agency within the U.S. Department of Health and Human Services (“HHS”). CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. As a result, the coverage determination process is often time-consuming and costly. This process will require Viracta to provide scientific and clinical support for the use of its products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics. Additionally, if any companion diagnostic provider is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for Viracta’s product candidates, if approved.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. Viracta may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of its products. Nonetheless, Viracta’s product candidates may not be considered medically necessary or cost effective. Viracta cannot be sure that coverage and reimbursement will be available for any product that it commercializes and, if reimbursement is available, what the level of reimbursement will be.

Outside the United States, the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and Viracta believes the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as Viracta’s product candidates. In many countries, particularly the countries of the European Union, medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, Viracta may be required to conduct a clinical trial that compares the cost-effectiveness of its product candidate to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that Viracta is able to charge for its product candidates. Accordingly, in markets outside the United States, the reimbursement for its products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

If Viracta is unable to establish or sustain coverage and adequate reimbursement for any product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Viracta receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Viracta’s business entails a significant risk of product liability and if it is unable to obtain sufficient insurance coverage such inability could have an adverse effect on its business and financial condition.

Viracta’s business exposes it to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of Viracta’s development programs. If Viracta succeeds in marketing products, such claims could result in an FDA, EMA or other regulatory authority investigation of the safety and effectiveness of its products, its manufacturing processes and facilities or its marketing programs. FDA, EMA or other regulatory authority investigations could potentially lead to a recall of Viracta’s products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for Viracta’s products, injury to its reputation, costs to defend the related litigation, a diversion of management’s time and its resources and substantial monetary awards to trial participants or patients. Viracta currently has product liability insurance that it believes is appropriate for its stage of development and may need to obtain higher levels prior to marketing any of its product candidates, if approved. Any insurance Viracta has or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, Viracta may be unable to obtain sufficient insurance at a reasonable cost to protect it against losses caused by product liability claims that could have an adverse effect on its business and financial condition.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

Viracta may be unable to obtain U.S. or foreign regulatory approval and, as a result, may be unable to commercialize its product candidates.

Viracta’s product candidates are and will continue to be subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process must be successfully completed in the United States and in many foreign jurisdictions before a new drug can be approved for marketing. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. Viracta cannot provide any assurance that any product candidate it may develop will progress through required clinical testing and obtain the regulatory approvals necessary for it to begin selling them.

Viracta has not conducted, managed or completed large-scale or pivotal clinical trials nor managed the regulatory approval process with the FDA or any other regulatory authority. The time required to obtain approvals from the FDA and other regulatory authorities is unpredictable and requires successful completion of extensive clinical trials which typically takes many years, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when evaluating clinical trial data can, and often does, change during drug development, which makes it difficult to predict with any certainty how they will be applied. Viracta may also encounter unexpected delays or increased costs due to new government regulations, including future legislation or administrative action, or changes in FDA policy during the period of drug development, clinical trials and FDA regulatory review.

Any delay or failure in seeking or obtaining required approvals would have a material and adverse effect on Viracta’s ability to generate revenue from any particular product candidates it is developing and for which it is seeking approval. Furthermore, any regulatory approval to market a drug may be subject to significant limitations on the approved uses or indications for which Viracta may market, promote and advertise the drug or the labeling or other restrictions. In addition, the FDA has the authority to require a Risk Evaluation and Mitigation Strategy (REMS) plan as part of approving an NDA, or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. These requirements or restrictions might include limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. These limitations and restrictions may significantly limit the size of the market for the drug and affect reimbursement by third-party payors.

Viracta is also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries, and generally includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval.

The FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

Viracta’s ongoing clinical trial is being undertaken in the United States and Brazil. Viracta may choose to conduct additional clinical trials internationally as well. For example, Viracta plans to conduct its registrational trial of VRX-101 in the United States, Europe and other countries. The acceptance of study data by the FDA, EMA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from United States clinical trials are intended to serve as the basis for marketing approval in the foreign countries outside the United States, the standards for clinical trials and approval may be different. There can be no assurance that any United States or foreign regulatory authority would accept data from trials conducted outside of its applicable jurisdiction. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of Viracta’s business plan, and which may result in its product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Obtaining and maintaining regulatory approval of Viracta’s product candidates in one jurisdiction does not mean that Viracta will be successful in obtaining regulatory approval of its product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of Viracta’s product candidates in one jurisdiction does not guarantee that Viracta will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA or EMA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Viracta intends to charge for its products is also subject to approval.

Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Viracta and could delay or prevent the introduction of its products in certain countries. If Viracta or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, Viracta’s target market will be reduced and its ability to realize the full market potential of its potential product candidates will be harmed.

Following the United Kingdom’s departure from the EU on January 31, 2020, commonly referred to as “Brexit”, there is a “transition period” ending December 31, 2020 during which the United Kingdom will essentially be treated as a Member State of the EU and the regulatory regime will remain the same across the United Kingdom and the EU. The Withdrawal Agreement allows for this “transition period” to be extended by one or two years, but the U.K. government is currently legislating to require the transition period to end on December 31, 2020 without the possibility to extend further. In that scenario, the trading relationship between the United Kingdom and the EU will be governed by whatever agreement the two parties can reach in the course of 2020. On that short timetable the United Kingdom and EU are likely to focus on ensuring tariff-free trade but it is unclear whether there would be any formal regulatory alignment between United Kingdom and EU rules after January 1, 2021. In the unlikely event that the United Kingdom leaves the EU without an agreement, so called “hard Brexit,” the United Kingdom will be completely separated from a regulatory perspective from the EU immediately upon the exit date.

Since the regulatory framework for pharmaceutical products in the United Kingdom relating to quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU directives and regulations, Brexit will materially impact the future regulatory regime which applies to products and the approval of product candidates in the

United Kingdom. In the first instance, a separate United Kingdom authorization from any centralized authorization for the EU would need to be applied for in advance of a hard Brexit or before the end of any agreed transition period. In the immediately foreseeable future, the process is likely to remain very similar to that applicable in the EU, albeit that the processes for applications will be separate. Longer term, the United Kingdom is likely to develop its own legislation that diverges from that in the EU.

Even if Viracta’s product candidates receive regulatory approval, they will be subject to significant post-marketing regulatory requirements and oversight.

Any regulatory approvals that Viracta may receive for its product candidates will require the submission of reports to regulatory authorities and on-going surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements and regulatory inspection. For example, the FDA may require a REMS in order to approve Viracta’s product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or foreign regulatory authorities approve Viracta’s product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for its product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with current good manufacturing practices (“cGMPs”) and good clinical practices (“GCPs”) for any clinical trials that Viracta conducts post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. If Viracta or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or Viracta, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. In addition, failure to comply with FDA, EMA and other comparable foreign regulatory requirements may subject Viracta to administrative or judicially imposed sanctions, including:

•	delays in or the rejection of product approvals;

•	restrictions on Viracta’s ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

•	restrictions on the products, manufacturers or manufacturing process;

•	warning letters or untitled letters;

•	civil and criminal penalties;

•	injunctions;

•	suspension or withdrawal of regulatory approvals;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	total or partial suspension of production; and

•	imposition of restrictions on operations, including costly new manufacturing requirements.

Moreover, the FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant civil, criminal and administrative penalties.

The occurrence of any event or penalty described above may inhibit Viracta’s ability to commercialize its product candidates, if approved, and generate revenue.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of Viracta’s product candidates are approved and Viracta is found to have improperly promoted off-label uses of those products, it may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as Viracta’s product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. For example, if Viracta receives marketing approval for VRX-101 as a treatment for EBV+ lymphomas, physicians may nevertheless use its product for their patients in a manner that is inconsistent with the approved label. If Viracta is found to have promoted such off-label uses, it may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If Viracta cannot successfully manage the promotion of its product candidates, if approved, Viracta could become subject to significant liability, which would materially adversely affect its business and financial condition.

A Fast Track or Breakthrough Therapy designation for VRX-101 may not lead to a faster development or review process, or Viracta may be unable to maintain or effectively utilize such a designation. Viracta may also seek additional Fast Track designations from the FDA for nanatinostat any of its other product candidates. Even if one or more of Viracta’s product candidates receive Fast Track designation, Viracta may be unable to obtain or maintain the benefits associated with the Fast Track designation.

In November 2019, Viracta announced that the FDA granted Fast Track designation for VRX-101 for the treatment of relapsed/refractory EBV+ lymphoid malignancies. This Fast Track designation does not guarantee that Viracta will qualify for or be able to take advantage of the expedited review procedures or that it will ultimately obtain regulatory approval of VRX-101. Even though Viracta received this Fast Track designation, it may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw the Fast Track designation if it believes that the Fast Track designation is no longer supported by data from Viracta’s clinical development program. Viracta may also seek Fast Track designation for additional cancer indications, and it may not be successful in securing such additional designation or in expediting development if such designations were received.

Fast Track designation is designed to facilitate the development and expedite the review of therapies for serious conditions and fill an unmet medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the product candidate and the specific indication for which it is being studied. If any of Viracta’s product candidates receive Fast Track designation but do not continue to meet the criteria for Fast Track designation, or if Viracta’s clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, Viracta will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Viracta may also seek a Breakthrough Therapy designation for VRX-101 for various cancer indications. The Breakthrough Therapy designation is for a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The sponsor of a Breakthrough Therapy may request the FDA to designate the drug as a Breakthrough Therapy at the time of, or any time after, the submission of an IND for the drug. If the FDA designates a drug as a Breakthrough Therapy, it must take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the drug; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and taking steps to ensure that the design of the clinical trials is as efficient as practicable, when scientifically appropriate, such as by minimizing the number of patients exposed to a potentially less efficacious treatment.

The FDA has broad discretion is determining whether to grant a Fast Track or Breakthrough Therapy designation for a drug. Obtaining a Fast Track or Breakthrough Therapy designation does not change the standards for product approval, but may expedite the development or approval process. There is no assurance that the FDA will grant either such designation. Even if the FDA does grant either such designation for VRX-101, it may not actually result in faster clinical development or regulatory review or approval. Furthermore, such a designation does not increase the likelihood that VRX-101 will receive marketing approval in the United States.

Viracta may not be able to obtain or maintain orphan drug designation or obtain or maintain orphan drug exclusivity for its product candidates and, even if it does, that exclusivity may not prevent the FDA, EMA or other comparable foreign regulatory authorities, from approving competing products.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Viracta’s target indications may include diseases with large patient populations or may include orphan indications. However, there can be no assurances that Viracta will be able to obtain orphan designations for its product candidates.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity in the United States provides that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances. The applicable exclusivity period is ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified.

Even if Viracta obtains orphan drug designation for a product candidate, Viracta may not be able to obtain or maintain orphan drug exclusivity for that product candidate. Viracta may not be the first to obtain marketing approval of any product candidate for which it has obtained orphan drug designation for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if Viracta seeks approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if Viracta is unable to ensure that it will be able to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if Viracta obtains orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care or the manufacturer of the product with orphan exclusivity is unable to maintain sufficient product quantity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the product candidate any advantage in the regulatory review or approval process or entitles the product candidate to priority review.

Viracta received orphan drug designation from the FDA for VRX-101 for the treatment of post-transplant lymphoproliferative disorder, plasmablastic lymphoma, and T-cell lymphomas. Viracta may be unable to obtain regulatory approval for VRX-101 for these orphan populations or any other orphan population, or Viracta may be unable to successfully commercialize VRX-101 for such orphan populations due to risks that include:

•	the orphan patient populations may change in size;

•	there may be changes in the treatment options for patients that may provide alternative treatments to VRX-101;

•	the development costs may be greater than projected revenue of drug sales for the orphan indications;

•	the regulatory agencies may disagree with the design or implementation of Viracta’s clinical trials;

•	there may be difficulties in enrolling patients for clinical trials;

•	VRX-101 may not prove to be efficacious in the respective orphan patient populations;

•	clinical trial results may not meet the level of statistical significance required by the regulatory agencies; and

•	VRX-101 may not have a favorable risk/benefit assessment in the respective orphan indication.

If Viracta is unable to obtain regulatory approval for VRX-101 for any orphan population or are unable to successfully commercialize VRX-101for such orphan population, it could harm Viracta’s business prospects, financial condition and results of operations.

Where appropriate, Viracta plans to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated registration pathways. If Viracta is unable to obtain such approval, it may be required to conduct additional preclinical studies or clinical trials beyond those that it contemplates, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if Viracta receives accelerated approval from the FDA, if its confirmatory trials do not verify clinical benefit, or if it does not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

Where possible, Viracta plans to pursue accelerated development strategies in areas of high unmet need. Viracta may seek an accelerated approval pathway for its one or more of its product candidates. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act, and the FDA’s implementing regulations, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.

Prior to seeking such accelerated approval, Viracta will seek feedback from the FDA and will otherwise evaluate its ability to seek and receive such accelerated approval. There can be no assurance that after Viracta’s evaluation of the feedback and other factors Viracta will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback Viracta will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if Viracta initially decide to do so. Furthermore, if Viracta decides to submit an application for accelerated approval or under another expedited regulatory designation (e.g., breakthrough therapy designation), there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require Viracta to conduct further studies prior to considering its application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for Viracta’s product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm Viracta’s competitive position in the marketplace.

Viracta may face difficulties from changes to current regulations and future legislation.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Viracta’s product candidates. Viracta cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Viracta is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if it is not able to maintain regulatory compliance, it may lose any marketing approval that it may have obtained, and it may not achieve or sustain profitability.

For example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA), was passed, which substantially changes the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. It is unclear how judicial decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and Viracta’s business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2029 unless additional congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for Viracta’s product candidates, if approved, and accordingly, Viracta’s financial operations.

Moreover, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, at the federal level, the Trump administration’s budget proposals for fiscal years 2019 and 2020 contain further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. In addition, on September 13, 2020, President Trump issued an executive order directing the Secretary of Health and Human Services to pursue implementation of two new payment models under which Medicare would test whether paying no more than the “most-favored-nation” price for certain included drugs and biological products covered under Part B and Part D, respectively, would mitigate poor clinical outcomes and increased Medicare expenditures associated with high drug costs. If implemented, the “most-favored-nation” price would generally reflect the lowest price, after certain adjustments, for a pharmaceutical product sold in an economically-comparable member country of the Organization for Economic Co-operation and Development. Congress has also continued to conduct inquiries into the prescription drug industry’s pricing practices. While several proposed reform measures will require Congress to pass legislation to become effective, Congress and the Trump Administration have each indicated that it will continue to seek new legislative and/or regulatory measures to address prescription drug costs. At the state level, legislatures are increasingly passing legislation and states are implementing regulations designed to control spending on, and patient out-of-pocket costs for, drug products. Implementation of cost containment measures or other healthcare reforms that affect the pricing and/or availability of drug products may impact Viracta’s ability to generate revenue, attain or maintain profitability, or commercialize products for which it may receive regulatory approval in the future. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Further, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 (Right to Try Act), was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new product candidates that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its products available to eligible patients as a result of the Right to Try Act.

Viracta expects that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that it receives for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Viracta from being able to generate revenue, attain profitability or commercialize Viracta’s product candidates.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. Viracta cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of its product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject Viracta to more stringent product labeling and post-marketing testing and other requirements.

Additionally, the collection and use of health data in the European Union is governed by the General Data Protection Regulation (GDPR), which extends the geographical scope of European Union data protection law to non-European Union entities under certain conditions and imposes substantial obligations upon companies and new rights for individuals. Failure to comply with the GDPR and the applicable national data protection laws of the EU Member States may result in fines up to €20.0 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. The GDPR may increase Viracta’s responsibility and liability in relation to personal data that Viracta’s may process, and Viracta may be required to put in place additional mechanisms in an effort to comply with the GDPR. This may be onerous and if Viracta’s efforts to comply with GDPR or other applicable European Union laws and regulations are not successful, it could adversely affect Viracta’s business in the European Union.

Finally, state and foreign laws may apply generally to the privacy and security of information Viracta maintains, and may differ from each other in significant ways, thus complicating compliance efforts. For example, the California Consumer Privacy Act of 2018 (CCPA), which took effect on January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. In addition, the CCPA (a) allows enforcement by the California Attorney General, with fines set at $2,500 per violation (i.e., per person) or $7,500 per intentional violation and (b) authorizes private lawsuits to recover statutory damages for certain data breaches. While it exempts some data regulated by the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and certain clinical trials data, the CCPA, to the extent applicable to Viracta’s business and operations, may increase Viracta’s compliance costs and potential liability with respect to other personal information Viracta collects about California residents. Some observers note that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase Viracta’s potential liability and adversely affect Viracta’s business.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Viracta’s business may rely, which could negatively impact Viracta’s business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the Securities and Exchange Commission (SEC) and other government agencies on which Viracta’s operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect Viracta’s business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Viracta’s regulatory submissions, which could have a material adverse effect on Viracta’s business. Further, in Viracta’s operations as a public company, future government shutdowns could impact its ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.

Viracta’s relationships with healthcare professionals, clinical investigators, CROs and third party payors in connection with its current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose Viracta to significant losses, including, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which Viracta obtain’s marketing approval. Viracta’s current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Viracta markets, sells and distributes its products for which it obtains marketing approval. Restrictions under applicable federal and state healthcare laws and regulations may include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

•

the federal false claims laws, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties laws, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal HIPAA, prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and their implementing regulations, also imposes obligations, including mandatory contractual terms, on covered entities, which are health plans, healthcare clearinghouses, and health care providers, as those terms are defined by HIPAA, and their respective business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value to physicians and teaching hospitals as well as information regarding ownership and investment interests held by physicians and their immediate family members. The information reported is publicly available on a searchable website, with disclosure required annually; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Efforts to ensure that Viracta’s current and future business arrangements with third parties will comply with applicable healthcare and data privacy laws and regulations will involve on-going substantial costs. It is possible that governmental authorities will conclude that Viracta’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Viracta’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of Viracta’s operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if Viracta is successful in defending against any such actions that may be brought against it, its business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom Viracta expects to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Viracta’s employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Viracta is exposed to the risk that its employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to Viracta. In particular, research, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Viracta’s reputation. Sunesis has adopted a code of conduct, which will continue to apply to the combined company as of the closing of the merger, but it is not always possible to identify and deter misconduct by these parties, and the precautions it takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Viracta, and Viracta is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of Viracta’s operations.

If Viracta fails to comply with other U.S. healthcare laws and compliance requirements, Viracta could become subject to fines or penalties or incur costs that could have a material adverse effect on its business.

In the United States, Viracta’s current and future activities with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers are subject to regulation by various federal, state and local authorities in addition to the FDA, which may include but are not limited to, CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice (DOJ) and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, Viracta’s business practices, including its clinical research, sales, marketing and scientific/educational grant programs may be required to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the patient data privacy and security provisions of HIPAA transparency requirements, and similar state laws, each as amended, as applicable.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any good, item, facility or service reimbursable, in whole or part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been interpreted broadly to include anything of value. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Viracta’s practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the federal Anti-Kickback Statute was amended by the ACA, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Rather, if “one purpose” of the remuneration is to induce referrals, the federal Anti-Kickback Statute is implicated. In addition, the ACA codified case law that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act (discussed below).

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal healthcare program that the person knows or should know is for a medical or other item or service that was not provided as claimed or is false or fraudulent.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies are being investigated or, in the past, have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-reimbursable, uses.

HIPAA imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, the ACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Analogous U.S. state laws and regulations, including state anti-kickback and false claims laws, may apply to claims involving healthcare items or services reimbursed by any third-party payor, including private insurers Viracta’ business practices.

HIPAA, as amended by HITECH, and their implementing regulations, imposes requirements on certain types of individuals and entities relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates that are independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

Additionally, the federal Physician Payments Sunshine Act within the ACA, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually to CMS information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals, and to report annually certain ownership and investment interests held by physicians and their immediate family members.

In order to distribute products commercially, Viracta must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain.

State and local laws also require pharmaceutical and biotechnology companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, establish marketing compliance programs, restrict payments that may be made to healthcare providers professionals and entities and other potential referral sources, file periodic reports with the state relating to pricing and marketing, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register field representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of Viracta’s activities are potentially subject to federal and state consumer protection and unfair competition laws. Ensuring that Viracta’s internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that governmental authorities will conclude that Viracta’s business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Viracta’s operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to it, it may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, exclusion, debarment or refusal to allow Viracta to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting requirements and/or oversight if Viracta become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of Viracta’s operations, any of which could adversely affect Viracta’s ability to operate its business and its results of operations.

If Viracta fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on its business.

Viracta is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Viracta’s operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Viracta’s operations also produce hazardous waste products. Viracta generally contract with third parties for the disposal of these materials and wastes. Viracta cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from Viracta’s use of hazardous materials, it could be held liable for any resulting damages, and any liability could exceed its resources. Viracta also could incur significant costs associated with civil or criminal fines and penalties.

Although Viracta maintain workers’ compensation insurance to cover it for costs and expenses, it may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Viracta does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it in connection with its storage or disposal of hazardous and flammable materials, including chemicals and biological materials.

In addition, Viracta may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair its research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Viracta’s business activities may be subject to the U.S. Foreign Corrupt Practices Act (FCPA) and similar anti-bribery and anti-corruption laws of other countries in which Viracta operates, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. Compliance with these legal requirements could limit Viracta’s ability to compete in foreign markets and subject Viracta to liability if Viracta violates them.

Viracta’s business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which it operates. The FCPA generally prohibits companies and their employees and third-party intermediaries from offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Viracta’s business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals are owned and operated by the government, and doctors and other hospital employees would be considered foreign officials under the FCPA. Recently, the SEC and DOJ have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of Viracta’s employees, agents or contractors, or those of its affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against Viracta, its officers or its employees, disgorgement, and other sanctions and remedial measures, and prohibitions on the conduct of its business. Any such violations could include prohibitions on Viracta’s ability to offer its products in one or more countries and could materially damage its reputation, its brand, its international activities, its ability to attract and retain employees and its business, prospects, operating results and financial condition.

In addition, Viracta’s products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of Viracta’s products, or Viracta’s failure to obtain any required import or export authorization for its products, when applicable, could harm its international sales and adversely affect its revenue. Compliance with applicable regulatory requirements regarding the export of Viracta’s products may create delays in the introduction of Viracta’s products in international markets or, in some cases, prevent the export of its products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If Viracta fails to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of Viracta’s products by, or in Viracta’s decreased ability to export its products to, existing or potential customers with international operations. Any decreased use of Viracta’s products or limitation on its ability to export or sell its products would likely adversely affect its business.

Risks Related to Employee Matters, Managing Viracta’s Growth and Other Risks Related to its Business

Viracta’s success is highly dependent on its ability to attract and retain highly skilled executive officers and employees.

To succeed, Viracta must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and Viracta faces significant competition for experienced personnel. Viracta is highly dependent on the principal members of its management and scientific and medical staff. If Viracta does not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect Viracta’s ability to execute its business plan and harm its operating results. In particular, the loss of one or more of Viracta’s executive officers could be detrimental to it if it cannot recruit suitable replacements in a timely manner. Viracta could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in its employee recruitment and retention efforts.

Many of the other biotechnology companies that Viracta competes against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than Viracta. They also may provide higher compensation, more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what Viracta has to offer. If Viracta is unable to continue to attract and retain high-quality personnel, the rate and success at which it can discover, develop and commercialize its product candidates will be limited and the potential for successfully growing its business will be harmed.

Additionally, Viracta relies on its scientific and clinical advisors and consultants to assist it in formulating its research, development and clinical strategies. These advisors and consultants are not employees of Viracta and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to Viracta. In addition, these advisors and consultants typically will not enter into non-compete agreements with Viracta. If a conflict of interest arises between their work for Viracta and their work for another entity, Viracta may lose their services. Furthermore, Viracta’s advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with Viracta’s. In particular, if Viracta is unable to maintain consulting relationships with these advisors or they provide services to Viracta’s competitors, Viracta’s development and commercialization efforts will be impaired and its business will be significantly harmed.

If Viracta is unable to establish sales or marketing capabilities or enter into agreements with third parties to sell or market its product candidates, Viracta may not be able to successfully sell or market its product candidates that obtain regulatory approval.

Viracta currently does not have and has never had a marketing or sales team. In order to commercialize any product candidates, if approved, Viracta must build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which Viracta may have approval to sell or market its product candidates. Viracta may not be successful in accomplishing these required tasks.

Establishing an internal sales or marketing team with technical expertise and supporting distribution capabilities to commercialize Viracta’s product candidates will be expensive and time-consuming, and will require significant attention of Viracta’s executive officers to manage. Any failure or delay in the development of Viracta’s internal sales, marketing and distribution capabilities could adversely impact the commercialization of any of its product candidates that Viracta obtains approval to market, if it does not have arrangements in place with third parties to provide such services on its behalf. Alternatively, if Viracta chooses to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment Viracta’s own sales force and distribution systems or in lieu of Viracta’s own sales force and distribution systems, Viracta will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration and such arrangements may prove to be less profitable than commercializing the product on its own. If Viracta is unable to enter into such arrangements when needed, on acceptable terms, or at all, Viracta may not be able to successfully commercialize any of its product candidates that receive regulatory approval, or any such commercialization may experience delays or limitations. If Viracta is unable to successfully commercialize its approved product candidates, either on its own or through collaborations with one or more third parties, Viracta’s future product revenue will suffer, and it may incur significant additional losses.

In order to successfully implement Viracta’s plans and strategies, Viracta will need to grow the size of its organization, and it may experience difficulties in managing this growth.

As of December 22, 2020, Viracta had 12 full-time employees, including 7 employees engaged in research and development. In order to successfully implement Viracta’s development and commercialization plans and strategies, and as it transitions into operating as a public company, Viracta expects to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing Viracta’s internal development efforts effectively, including the clinical, FDA, EMA and other comparable foreign regulatory agencies’ review process for nanatinostat and any other product candidates, while complying with any contractual obligations to contractors and other third parties Viracta may have; and

•	improving Viracta’s operational, financial and management controls, reporting systems and procedures.

Viracta’s future financial performance and its ability to successfully develop and, if approved, commercialize VRX-101 and other product candidates will depend, in part, on its ability to effectively manage any future growth, and Viracta’s management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

Viracta currently relies, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including key aspects of clinical development and manufacturing. Viracta cannot assure you that the services of independent organizations, advisors and consultants will continue to be available to Viracta on a timely basis when needed, or that Viracta can find qualified replacements. In addition, if Viracta is unable to effectively manage its outsourced activities or if the quality or accuracy of the services provided by third party service providers is compromised for any reason, Viracta’s clinical trials may be extended, delayed or terminated, and Viracta may not be able to obtain marketing approval of VRX-101 and any other product candidates or otherwise advance its business. Viracta cannot assure you that it will be able to manage its existing third-party service providers or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If Viracta is not able to effectively expand its organization by hiring new employees and/or engaging additional third-party service providers, it may not be able to successfully implement the tasks necessary to further develop and commercialize VRX-101 and other product candidates and, accordingly, may not achieve its research, development and commercialization goals.

Viracta’s internal computer systems, or those of any of its CROs, manufacturers, other contractors or consultants or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of Viracta’s proprietary or confidential data, employee data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to Viracta’s brand and material disruption of Viracta’s operations.

Despite the implementation of security measures in an effort to protect systems that store Viracta’s information, given their size and complexity and the increasing amounts of information maintained on Viracta’s internal information technology systems, and those of its third-party CROs, other contractors (including sites performing its clinical trials) and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by Viracta’s employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise Viracta’s system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, Viracta’s data. To the extent that any disruption or security breach were to result in a loss, destruction, unavailability, alteration or dissemination of, or damage to, Viracta’s data or applications, or for it to be believed or reported that any of these occurred, Viracta could incur liability and reputational damage and the development and commercialization of its product candidates could be delayed. Viracta cannot assure you that its data protection efforts and its investment in information technology, or the efforts or investments of CROs, consultants or other third parties, will prevent significant breakdowns or breaches in systems or other cyber incidents that cause loss, destruction, unavailability, alteration or dissemination of, or damage to, Viracta’s data that could have a material adverse effect upon its reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in Viracta’s operations, it could result in a material disruption of Viracta’s programs and the development of its product candidates could be delayed. In addition, the loss of clinical trial data for Viracta’s product candidates could result in delays in its marketing approval efforts and significantly increase Viracta’s costs to recover or reproduce the data. Furthermore, significant disruptions of Viracta’s internal information technology systems or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, data (including trade secrets or other confidential information, intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to Viracta. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding Viracta’s clinical trial subjects or employees, could harm Viracta’s reputation directly, compel Viracta to comply with federal and/or state breach notification laws and foreign law equivalents, subject Viracta to mandatory corrective action, and otherwise subject Viracta to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on Viracta’s business.

Notifications and follow-up actions related to a security incident could impact Viracta’s reputation and cause it to incur significant costs, including legal expenses and remediation costs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in Viracta’s regulatory approval efforts and significantly increase Viracta’s costs to recover or reproduce the lost data. Viracta expects to incur significant costs in an effort to detect and prevent security incidents, and it may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security breach. Viracta also relies on third parties to manufacture its product candidates, and similar events relating to their computer systems could also have a material adverse effect on Viracta’s business. To the extent that any disruption or security incident were to result in a loss, destruction or alteration of, or damage to, Viracta’s data, or inappropriate disclosure of confidential or proprietary information, Viracta could be exposed to litigation and governmental investigations, the further development and commercialization of Viracta’s product candidates could be delayed, and Viracta could be subject to significant fines or penalties for any noncompliance with certain state, federal and/or international privacy and security laws.

Viracta’s insurance policies may not be adequate to compensate it for the potential losses arising from any such disruption in or, failure or security breach of its systems or third-party systems where information important to its business operations or commercial development is stored. In addition, such insurance may not be available to Viracta in the future on economically reasonable terms, or at all. Further, Viracta’s insurance may not cover all claims made against it and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

Viracta’s current operations are located in California, and Viracta or the third parties upon whom Viracta depends, may be adversely affected by natural disasters or the COVID-19 outbreak, and its business continuity and disaster recovery plans may not adequately protect Viracta from a serious disaster.

Viracta’s current operations are located in California. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, such as the COVID-19 outbreak, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in it being unable to fully utilize its facilities, or the manufacturing facilities of its third-party CMOs, may have a material and adverse effect on its ability to operate its business, particularly on a daily basis, and have significant negative consequences on its financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of its product candidate or interruption of its business operations. Earthquakes or other natural disasters could further disrupt its operations and have a material and adverse effect on its business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented it from using all or a significant portion of its headquarters, that damaged critical infrastructure, such as its research facilities or the manufacturing facilities of its third-party CMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for Viracta to continue its business for a substantial period of time. The disaster recovery and business continuity plans Viracta has in place may prove inadequate in the event of a serious disaster or similar event. Viracta may incur substantial expenses as a result of the limited nature of its disaster recovery and business continuity plans, which, could have a material adverse effect on its business. As part of its risk management policy, Viracta maintains insurance coverage at levels that Viracta believes are appropriate for its business. However, in the event of an accident or incident at these facilities, Viracta cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If its facilities, or the manufacturing facilities of its third-party CMOs, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of its research and development programs may be harmed. Any business interruption may have a material and adverse effect on its business, financial condition, results of operations and prospects.

Viracta’s ability to utilize its NOL carryforwards and certain other tax attributes to offset future taxable income may be limited.

Viracta’s NOL carryforwards may be unavailable to offset future taxable income because of restrictions under U.S. tax law. Viracta’s NOLs generated in tax years beginning before January 1, 2018 are only permitted to be carried forward for 20 taxable years under applicable U.S. federal tax law, and therefore could expire unused. Under the Tax Act, as modified by the CARES Act, Viracta’s federal NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of federal NOLs in tax years beginning after December 31, 2020 is limited to 80% of Viracta’s current year taxable income. Additionally, California recently enacted legislation limiting Viracta’s ability to use its state NOLs for taxable years 2020, 2021, and 2022. It is uncertain if and to what extent various states will conform to the Tax Act. As of December 31, 2019, Viracta had federal NOL carryforwards of approximately $40.3 million, which will begin to expire in 2027. In addition, Viracta generated in 2018 and 2019 federal NOL carryforwards of $19.7 million which do not expire. Viracta also has available California NOL carryforwards of approximately $38.9 million as of December 31, 2019, which begin to expire in 2030.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (“Code”), if a corporation undergoes an “ownership change” (generally defined as a cumulative change in the corporation’s ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period), the corporation’s ability to use its pre-change NOLs and certain other pre-change tax attributes to offset its post-change taxable income may be limited. Similar rules may apply under state tax laws. Viracta may have experienced such ownership changes in the past, and it may experience ownership changes in the future as a result of the Merger or subsequent shifts in its stock ownership, some of which are outside its control. Viracta has not conducted any studies to determine annual limitations, if any, that could result from such changes in the ownership. Viracta’s ability to utilize its NOLs and certain other tax attributes could be limited by an “ownership change” as described above and consequently, Viracta may not be able to utilize a material portion of its NOLs and certain other tax attributes, which could have a material adverse effect on its cash flows and results of operations.

U.S. federal income tax reform could materially adversely affect Viracta’s financial condition.

On December 22, 2017, President Trump signed into law the Tax Act, which significantly revises the Code. The Tax Act, as modified by the CARES Act, among other things, generally reduces the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, repeals the alternative minimum tax for corporations, limits the tax deduction for interest expense to 30% of adjusted taxable income (except for certain small businesses), limits the deduction for NOLs carried forward from taxable years beginning after December 31, 2020, eliminates net operating loss carrybacks (other than for NOLs generated in a taxable year beginning after December 31, 2017 and before January 1, 2021), and modifies or repeals many business deductions and credits. Viracta’s financial statements included elsewhere in this Registration Statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part reflect the effects of the Tax Act based on current guidance. However, there remain uncertainties and ambiguities in the application of certain provisions of the Tax Act and, as a result, Viracta made certain judgments and assumptions in the interpretation thereof. The U.S. Treasury Department and the Internal Revenue Service (the “IRS”), may issue further guidance on how the provisions of the Tax Act will be applied or otherwise administered that differs from Viracta’s current interpretation. In addition, the Tax Act could be subject to potential amendments and technical corrections, any of which could materially lessen or increase certain adverse impacts of the legislation on Viracta.

A variety of risks associated with marketing Viracta product candidates internationally could materially adversely affect its business.

Viracta may seek regulatory approval of its product candidates outside of the United States and, accordingly, Viracta expect that it will be subject to additional risks related to operating in foreign countries if it obtains the necessary approvals, including:

•	differing regulatory requirements and reimbursement regimes in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the FCPA or comparable foreign regulations;

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challenges enforcing Viracta’s contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with Viracta’s international operations may materially adversely affect its ability to attain or maintain profitable operations.

Risks Related to Viracta’s Intellectual Property

Viracta’s success depends on its ability to protect its intellectual property and its proprietary technologies.

Viracta’s commercial success depends in part on its ability to obtain and maintain patent protection and trade secret protection for its product candidates, proprietary technologies and their uses as well as Viracta’s ability to operate without infringing upon the proprietary rights of others. Viracta generally seeks to protect its proprietary position by filing patent applications in the United States and abroad related to its product candidates, proprietary technologies and their uses that are important to its business. Viracta also seeks to protect its proprietary position by acquiring or in-licensing relevant issued patents or pending applications from third parties.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that Viracta’s patent applications or the patent applications of its licensors will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for Viracta and its licensors’ proprietary rights is uncertain. Only limited protection may be available and may not adequately protect Viracta’s rights or permit Viracta to gain or keep any competitive advantage. These uncertainties and/or limitations in Viracta’s ability to properly protect the intellectual property rights relating to its product candidates could have a material adverse effect on its financial condition and results of operations.

Although Viracta owns or licenses three issued patents in the United States, Viracta cannot be certain that the claims in its other U.S. pending patent applications, corresponding international patent applications and patent applications in certain foreign territories, or those of its licensors, will be considered patentable by the United States Patent and Trademark Office (USPTO), courts in the United States or by the patent offices and courts in foreign countries, nor can Viracta be certain that the claims in its issued patent will not be found invalid or unenforceable if challenged.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that Viracta or any of its current or potential future collaborators will be successful in protecting Viracta’s product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•	the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;

•	if clinical trials encounter delays, the period of time during which Viracta could market its current or future product candidates under patent protection would be reduced;

•	patents may be challenged, invalidated, modified, narrowed, revoked, circumvented, found to be unenforceable, found to be not infringed or otherwise may not provide any competitive advantage;

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Viracta competitors, many of whom have substantially greater resources than Viracta does and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate Viracta’s ability to make, use and sell its potential product candidates or design around any Viracta owned, co-owned, or licensed patents;

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since patent applications in the United States and most other countries are confidential for a period of time after filing, Viracta cannot be certain that it was the first to either (i) file any patent application related to its product; or (ii) invent any of the inventions claimed in its patents or patent applications;

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even when laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of Viracta’s proprietary rights, and the outcome of such litigation would be uncertain. Moreover, any actions Viracta may bring to enforce its intellectual property against its competitors could provoke them to bring counterclaims against Viracta, and some of Viracta’s competitors have substantially greater intellectual property portfolios than Viracta;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

The patent prosecution process is also expensive and time-consuming, and Viracta and its licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that Viracta and its licensors will fail to identify patentable aspects of Viracta’s research and development output before it is too late to obtain patent protection.

In addition, although Viracta enters into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of Viracta’s research and development output, such as Viracta’s employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing Viracta’s ability to seek patent protection.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Viracta’s intellectual property may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Viracta’s products.

If the scope of any patent protection Viracta obtains is not sufficiently broad, or if Viracta loses any of its patent protection, Viracta’s ability to prevent its competitors from commercializing similar or identical product candidates would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of Viracta’s patent rights are highly uncertain. Viracta’s pending and future patent applications and those of its licensors may not result in patents being issued that protect its product candidates or effectively prevent others from commercializing competitive product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications Viracta owns or in-licenses currently or in the future issue as patents, they may not issue in a form that will provide Viracta with any meaningful protection, prevent competitors or other third parties from competing with Viracta, or otherwise provide Viracta with any competitive advantage. Any patents that Viracta owns or in-licenses may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, Viracta does not know whether its product candidates will be protectable or remain protected by valid and enforceable patents. Viracta’s competitors or other third parties may be able to circumvent Viracta’s patents or the patents of its licensors by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect Viracta’s business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and Viracta’s patents or the patents of its licensors may be challenged in the courts or patent offices in the United States and abroad. Viracta may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review (PGR) and inter partes review (IPR), or other similar proceedings challenging Viracta’s owned patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, Viracta’s patent rights, allow third parties to commercialize Viracta’s product candidates and compete directly with Viracta, without payment to Viracta, or result in Viracta’s inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, Viracta’s patents or the patents of its licensors may become subject to post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge Viracta’s priority of invention or other features of patentability with respect to Viracta’s patents and patent applications and those of Viracta’s licensors. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit Viracta’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Viracta’s product candidates. Such proceedings also may result in substantial cost and require significant time from Viracta’s scientists and management, even if the eventual outcome is favorable to Viracta. In addition, if the breadth or strength of protection provided by Viracta’s patents and patent applications or the patents and patent applications of Viracta’s licensors is threatened, regardless of the outcome, it could dissuade companies from collaborating with Viracta to license, develop or commercialize current or future product candidates.

Intellectual property rights do not necessarily address all potential threats to Viracta’s competitive advantage.

The degree of future protection afforded by Viracta’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect Viracta’s business or permit Viracta to maintain its competitive advantage. For example:

•	others may be able to develop products that are similar to Viracta’s product candidates but that are not covered by the claims of the patents that Viracta owns or licenses;

•	Viracta or its licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that it owns or licenses;

•	Viracta or its licensors or collaborators might not have been the first to file patent applications covering certain of its inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Viracta’s technologies without infringing its intellectual property rights;

•	it is possible that the pending patent applications Viracta owns or licenses will not lead to issued patents;

•	issued patents that Viracta owns or licenses may be held invalid or unenforceable, as a result of legal challenges by Viracta’s competitors;

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Viracta’s competitors might conduct research and development activities in countries where Viracta does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Viracta’s major commercial markets;

•	Viracta may not develop additional proprietary technologies that are patentable;

•	the patents of others may have an adverse effect on Viracta’s business; and

•	Viracta may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it could significantly harm Viracta’s business, results of operations and prospects.

Viracta’s commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that Viracta infringes their proprietary rights may result in liability for damages or prevent or delay Viracta’s developmental and commercialization efforts.

Viracta’s commercial success depends in part on avoiding infringement of the patents and proprietary rights of third parties. However, Viracta’s research, development and commercialization activities may be subject to claims that Viracta infringes or otherwise violates patents or other intellectual property rights owned or controlled by third parties. Other entities may have or obtain patents or proprietary rights that could limit Viracta’s ability to make, use, sell, offer for sale or import Viracta’s product candidates and products that may be approved in the future, or impair Viracta’s competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry, including patent infringement lawsuits, oppositions, reexaminations, IPR proceedings and PGR proceedings before the USPTO and/or corresponding foreign patent offices. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which Viracta is developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of Viracta’s product candidates.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that Viracta’s product candidates may be subject to claims of infringement of the patent rights of third parties. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published, Viracta may be unaware of third-party patents that may be infringed by commercialization of any of Viracta’s product candidates, and Viracta cannot be certain that it was the first to file a patent application related to a product candidate or technology. Moreover, because patent applications can take many years to issue, there may be currently-pending patent applications that may later result in issued patents that Viracta’s product candidates may infringe. In addition, identification of third-party patent rights that may be relevant to Viracta’s technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. There is also no assurance that there is not prior art of which Viracta is aware, but which Viracta does not believe is relevant to its business, which may, nonetheless, ultimately be found to limit its ability to make, use, sell, offer for sale or import its products that may be approved in the future, or impair its competitive position. In addition, third parties may obtain patents in the future and claim that use of Viracta’s technologies infringes upon these patents. Any claims of patent infringement asserted by third parties would be time consuming and could:

•	result in costly litigation that may cause negative publicity;

•	divert the time and attention of Viracta’s technical personnel and management;

•	cause development delays;

•	prevent Viracta from commercializing any of its product candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

•	require Viracta to develop non-infringing technology, which may not be possible on a cost-effective basis;

•	subject Viracta to significant liability to third parties; or

•

require Viracta to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in Viracta’s competitors gaining access to the same technology.

Although no third party has asserted a claim of patent infringement against Viracta as of the date of this Registration Statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part, others may hold proprietary rights that could prevent Viracta’s product candidates from being marketed. For example, various patent offices periodically grant mode of action patents and a third party may have or obtain a patent with claims covering modes of action relevant to Viracta’s product candidates. While these mode of action patents may be difficult to enforce, the third party may assert a claim of patent infringement directed at one of Viracta’s product candidates. Any patent-related legal action against Viracta claiming damages and seeking to enjoin commercial activities relating to Viracta’s products or processes could subject Viracta to significant liability for damages, including treble damages if it was determined that Viracta willfully infringed, and require Viracta to obtain a license to manufacture or market Viracta’s product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Viracta’s business. Viracta cannot predict whether it would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Moreover, even if Viracta or its current or future strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in Viracta’s competitors gaining access to the same intellectual property. In addition, Viracta cannot be certain that it could redesign its product candidates or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent Viracta from developing and commercializing its product candidates, which could harm its business, financial condition and operating results. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit Viracta from marketing or otherwise commercializing its product candidates and technology.

Parties making claims against Viracta may be able to sustain the costs of complex patent litigation more effectively than Viracta can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of Viracta’s confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on Viracta’s ability to raise additional funds or otherwise have a material adverse effect on Viracta’s business, results of operations, financial condition and prospects.

Viracta may not be successful in obtaining or maintaining necessary rights to its product candidates through acquisitions and in-licenses.

Because Viracta’s development programs may in the future require the use of proprietary rights held by third parties, the growth of Viracta’s business may depend in part on Viracta’s ability to acquire, in-license, or use these third-party proprietary rights. Viracta may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that Viracta identifies as necessary for its product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that Viracta may consider attractive or necessary. These established companies may have a competitive advantage over Viracta due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Viracta to be a competitor may be unwilling to assign or license rights to Viracta. Viracta may also be unable to license or acquire third-party intellectual property rights on terms that would allow Viracta to make an appropriate return on its investment or at all. If Viracta is unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights Viracta has, it may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on its business, financial condition, results of operations, and prospects.

Viracta may be involved in lawsuits to protect or enforce its patents or its licensors’ patents, which could be expensive, time consuming and unsuccessful. Further, Viracta’s issued patents or its licensors’ patents could be found invalid or unenforceable if challenged in court.

Competitors may infringe Viracta’s intellectual property rights. To prevent infringement or unauthorized use, Viracta may be required to file infringement claims, which can be expensive and time-consuming. In addition, in a patent infringement proceeding, a court may decide that a patent Viracta owns or in-licenses is not valid, is unenforceable and/or is not infringed. If Viracta or any of its potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of Viracta’s product candidates, the defendant could counterclaim that Viracta’s patent or the patent of its licensors is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description, non-enablement, or obviousness-type double patenting. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution.

Third parties may also raise similar invalidity claims before the USPTO or patent offices abroad, even outside the context of litigation. Such mechanisms include re-examination, PGR, IPR, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of or amendment to Viracta’s patents or its licensors’ patents in such a way that such patents no longer cover Viracta’s technology or platform, or any product candidates that Viracta may develop. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Viracta cannot be certain that there is no invalidating prior art, of which Viracta and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, Viracta would lose at least part, and perhaps all, of the patent protection on its technology or platform, or any product candidates that Viracta may develop. Such a loss of patent protection would have a material adverse impact on Viracta’s business, financial condition, results of operations and prospects.

The outcome following legal assertions of invalidity and/or unenforceability is unpredictable, and prior art could render Viracta’s patents or its licensors’ patents invalid. There is no assurance that all potentially relevant prior art relating to Viracta’s patents and patent applications or the patents and patent applications of its licensors has been found. There is also no assurance that there is not prior art of which Viracta is aware, but which Viracta does not believe affects the validity or enforceability of a claim in its patents and patent applications or the patents and patent applications of its licensors, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim.

If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, Viracta may lose at least part, and perhaps all, of the patent protection on such product candidate. In addition, if the breadth or strength of protection provided by Viracta patents and patent applications or the patents and patent applications of its licensors is threatened, it could dissuade companies from collaborating with Viracta to license, develop or commercialize current or future product candidates. Such a loss of patent protection would have a material adverse impact on Viracta’s business.

Even if resolved in Viracta’s favor, litigation or other legal proceedings relating to Viracta’s intellectual property rights may cause Viracta to incur significant expenses, and could distract Viracta’s technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Viracta’s common stock. Such litigation or proceedings could substantially increase Viracta’s operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Viracta may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of Viracta’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Viracta can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise Viracta’s ability to compete in the marketplace.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to Viracta’s intellectual property rights, there is a risk that some of Viracta’s confidential information could be compromised by disclosure during this type of litigation or other proceedings. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of Viracta’s common stock.

In addition, the issuance of a patent does not give Viracta the right to practice the patented invention. Third parties may have blocking patents that could prevent Viracta from marketing Viracta’s own patented product and practicing Viracta’s own patented technology.

Intellectual property litigation may lead to unfavorable publicity that harms Viracta’s reputation and causes the market price of Viracta’s common shares to decline.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of Viracta’s product candidates, programs or intellectual property could be diminished. Accordingly, the market price of shares of Viracta’s Common Stock may decline. Such announcements could also harm Viracta’s reputation or the market for Viracta’s future products, which could have a material adverse effect on Viracta’s business.

Derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require Viracta to cease using the related technology or to attempt to license rights from the prevailing party.

Derivation proceedings provoked by third parties or brought by Viracta or declared by the USPTO may be necessary to determine the priority of inventions with respect to Viracta’s patents or patent applications or those of Viracta’s licensors. An unfavorable outcome could require Viracta to cease using the related technology or to attempt to license rights to it from the prevailing party. Viracta’s business could be harmed if the prevailing party does not offer Viracta a license on commercially reasonable terms. Viracta’s defense of derivation proceedings may fail and, even if successful, may result in substantial costs and distract Viracta’s management and other employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on Viracta’s ability to raise the funds necessary to continue its clinical trials, continue its research programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help Viracta bring its product candidates to market.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of Viracta’s patent applications or those of its licensors and the enforcement or defense of Viracta’s issued patents or those of its licensors.

On September 16, 2011, the Leahy-Smith America Invents Act (the Leahy-Smith Act), was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first inventor to file” system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013 but before Viracta could therefore be awarded a patent covering an invention of Viracta even if Viracta had made the invention before it was made by such third party. This will require Viracta to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, Viracta’s ability to obtain and maintain valid and enforceable patents depends on whether the differences between Viracta’s technology and the prior art allow Viracta’s technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, Viracta may not be certain that it or its licensors are the first to either (1) file any patent application related to Viracta’s product candidates or (2) invent any of the inventions claimed in the patents or patent applications.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR, and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, Viracta’s patent rights, which could adversely affect Viracta’s competitive position.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate Viracta’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Viracta’s patent applications or those of Viracta’s licensors and the enforcement or defense of Viracta’s issued patents or those of Viracta’s licensors, all of which could have a material adverse effect on Viracta’s business, financial condition, results of operations and prospects.

Changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing Viracta’s ability to protect its product candidates.

As is the case with other pharmaceutical companies, Viracta’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of Viracta’s intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Viracta cannot predict the breadth of claims that may be allowed or enforced in its patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to Viracta.

For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Viracta’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken Viracta’s ability to obtain new patents or to enforce Viracta’s existing patent and the patents Viracta might obtain or license in the future.

Viracta may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property.

Viracta may also be subject to claims that former employees or other third parties have an ownership interest in Viracta’s patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If Viracta fails in defending any such claims, in addition to paying monetary damages, Viracta may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on Viracta’s business. Even if Viracta is successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

Patent terms may be inadequate to protect Viracta’s competitive position on its product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Viracta’s product candidates are obtained, once the patent life has expired, Viracta may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Viracta’s patent portfolio may not provide Viracta with sufficient rights to exclude others from commercializing products similar or identical to Viracta.

If Viracta does not obtain patent term extension for its product candidates, its business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval of Viracta’s product candidates, one or more of Viracta’s U.S. patents or those of Viracta’s licensors may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Amendments). The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. A maximum of one patent may be extended per FDA approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of Viracta’s product candidates. However, Viracta may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than Viracta requests. If Viracta is unable to obtain patent term extension or restoration or the term of any such extension is less than Viracta requests, its competitors may obtain approval of competing products following Viracta’s patent expiration, and Viracta revenue could be reduced, possibly materially. Further, if this occurs, Viracta’s competitors may take advantage of Viracta’s investment in development and trials by referencing Viracta’s clinical and preclinical data and launch their product earlier than might otherwise be the case.

Viracta may not be able to protect its intellectual property rights throughout the world.

Although Viracta owns, co-owns, or has licensed at least three issued patents in the United States and pending patent applications in the United States and other countries, filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and Viracta’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Viracta may not be able to prevent third parties from practicing Viracta’s inventions in all countries outside the United States or from selling or importing products made using Viracta’s inventions in and into the United States or other jurisdictions. Competitors may use Viracta’s technologies in jurisdictions where Viracta has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Viracta has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Viracta’s product candidates, and Viracta’s patents, the patents of Viracta’s licensors, or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for Viracta to stop the infringement of Viracta’s patents or its licensors’ patents or marketing of competing products in violation of Viracta’s proprietary rights. Proceedings to enforce Viracta’s patent rights in foreign jurisdictions could result in substantial costs and divert Viracta’s efforts and attention from other aspects of Viracta’s business, could put Viracta’s patents or the patents of Viracta’s licensors at risk of being invalidated or interpreted narrowly and Viracta’s patent applications or the patent applications of Viracta’s licensors at risk of not issuing and could provoke third parties to assert claims against Viracta. Viracta may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Viracta’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Viracta develops or licenses.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Viracta is forced to grant a license to third parties with respect to any patents relevant to Viracta’s business, Viracta’s competitive position may be impaired, and Viracta’s business, financial condition, results of operations and prospects may be adversely affected.

Obtaining and maintaining Viracta’s patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and Viracta’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of Viracta’s patents and/or applications and those of Viracta’s licensors. Viracta has systems in place to remind it to pay these fees, and Viracta relies on its outside patent annuity service to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Viracta employs reputable law firms and other professionals to help it comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on Viracta’s business.

If Viracta’s trademarks and trade names are not adequately protected, then Viracta may not be able to build name recognition in its markets of interest and its business may be adversely affected.

Viracta intends to use registered or unregistered trademarks or trade names to brand and market itself and its products. Viracta’s trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Viracta may not be able to protect its rights to these trademarks and trade names, which Viracta needs to build name recognition among potential partners or customers in Viracta’s markets of interest. At times, competitors may adopt trade names or trademarks similar to Viracta’s, thereby impeding Viracta’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Viracta’s registered or unregistered trademarks or trade names. Over the long term, if Viracta is unable to establish name recognition based on its trademarks and trade names, then Viracta may not be able to compete effectively, and its business may be adversely affected. Viracta’s efforts to enforce or protect its proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect Viracta’s financial condition or results of operations.

If Viracta is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.

In addition, Viracta relies on the protection of its trade secrets, including unpatented know-how, technology and other proprietary information to maintain its competitive position. Although Viracta has taken steps to protect its trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, Viracta cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose Viracta’s proprietary information, including its trade secrets, and Viracta may not be able to obtain adequate remedies for such breaches. In addition, these agreements typically restrict the ability of Viracta’s collaborators, advisors, employees and consultants to publish data potentially relating to Viracta’s trade secrets. Viracta’s academic collaborators typically have rights to publish data, provided that Viracta is notified in advance and may delay publication for a specified time in order to secure Viracta’s intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by Viracta, although in some cases Viracta may share these rights with other parties. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, third parties may still obtain this information or may come upon this or similar information independently, and Viracta would have no right to prevent them from using that technology or information to compete with Viracta. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or proceedings. If any of these events occurs or if Viracta otherwise loses protection for its trade secrets, the value of this information may be greatly reduced, and Viracta’s competitive position would be harmed. If Viracta does not apply for patent protection prior to such publication or if it cannot otherwise maintain the confidentiality of its proprietary technology and other confidential information, then Viracta’s ability to obtain patent protection or to protect its trade secret information may be jeopardized.

Viracta may be subject to claims that it or its employees have wrongfully used or disclosed alleged confidential information or trade secrets.

Viracta has entered into and may enter in the future into non-disclosure and confidentiality agreements to protect the proprietary positions of third parties, such as outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors, potential partners, and other third parties. Viracta may become subject to litigation where a third party asserts that it or its employees inadvertently or otherwise breached the agreements and used or disclosed trade secrets or other information proprietary to the third parties. Defense of such matters, regardless of their merit, could involve substantial litigation expense and be a substantial diversion of employee resources from Viracta’s business. Viracta cannot predict whether it would prevail in any such actions. Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit Viracta from marketing or otherwise commercializing its product candidates and technology. Failure to defend against any such claim could subject Viracta to significant liability for monetary damages or prevent or delay Viracta’s developmental and commercialization efforts, which could adversely affect its business. Even if Viracta is successful in defending against these claims, litigation could result in substantial costs and be a distraction to Viracta’s management team and other employees.

Parties making claims against Viracta may be able to sustain the costs of complex intellectual property litigation more effectively than Viracta can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Viracta’s confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on Viracta’s ability to raise additional funds or otherwise have a material adverse effect on Viracta’s business, operating results, financial condition and prospects.

Viracta may be subject to claims that it has wrongfully hired an employee from a competitor or that Viracta or its employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the pharmaceutical industry, in addition to Viracta’s employees, Viracta engages the services of consultants to assist Viracta in the development of its product candidates. Many of these consultants, and many of Viracta’s employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including competitors or potential competitors of Viracta. Viracta may become subject to claims that it, its employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If Viracta fails in defending any such claims, in addition to paying monetary damages, Viracta may lose valuable intellectual property rights or personnel, which could adversely affect Viracta’s business. Even if Viracta is successful in defending against these claims, litigation could result in substantial costs and be a distraction to Viracta’s management team and other employees.

Viracta’s rights to develop and commercialize its technology and product candidates may be subject, in part, to the terms and conditions of licenses granted to Viracta by others.

Viracta has entered into license agreements with third parties and Viracta may enter into additional license agreements in the future with others to advance Viracta’s research or allow commercialization of product candidates. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which Viracta may wish to develop or commercialize its technology and products in the future.

In addition, subject to the terms of any such license agreements, Viracta may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that Viracta licenses from third parties. In such an event, Viracta cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of its business. If Viracta’s licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights Viracta has licensed may be reduced or eliminated, and Viracta’s rights to develop and commercialize any of its products that are subject of such licensed rights could be adversely affected.

Viracta’s licensors may have relied on third party consultants or collaborators or on funds from third parties such that Viracta’s licensors are not the sole and exclusive owners of the patents Viracta in-licensed. If other third parties have ownership rights to Viracta’s in-licensed patents, they may be able to license such patents to Viracta’s competitors, and Viracta’s competitors could market competing products and technology. This could have a material adverse effect on Viracta’s competitive position, business, financial conditions, results of operations, and prospects.

It is possible that Viracta may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. Even if Viracta is able to obtain a license, it may be non-exclusive, thereby giving Viracta’s competitors access to the same technologies licensed to Viracta. In that event, Viracta may be required to expend significant time and resources to redesign its technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Viracta is unable to do so, it may be unable to develop or commercialize the affected product candidates, which could harm its business, financial condition, results of operations, and prospects significantly. Viracta cannot provide any assurances that third party patents do not exist which might be enforced against Viracta’s current technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting Viracta’s manufacture or future sales, or, with respect to Viracta’s future sales, an obligation on Viracta’s part to pay royalties and/or other forms of compensation to third parties, which could be significant.

If Viracta fails to comply with its obligations in the agreements under which Viracta licenses intellectual property rights from third parties or otherwise experience disruptions to Viracta’s business relationships with its licensors, Viracta could lose license rights that are important to its business.

Disputes may arise between Viracta and its licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which Viracta technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	Viracta’s right to sublicense patents and other rights to third parties;

•	Viracta’s diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	Viracta’s right to transfer or assign the license;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Viracta and Viracta’s licensors and partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which Viracta licenses intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Viracta believes to be the scope of its rights to the relevant intellectual property or technology, or increase what Viracta believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on Viracta’s business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that Viracta has licensed prevent or impair its ability to maintain its current licensing arrangements on commercially acceptable terms, Viracta may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on Viracta’s business, financial conditions, results of operations, and prospects.

In spite of Viracta’s best efforts, Viracta’s licensors might conclude that Viracta has materially breached its license agreements and might therefore terminate the license agreements, thereby removing Viracta ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to Viracta’s. This could have a material adverse effect on Viracta’s competitive position, business, financial conditions, results of operations, and prospects.

The patent protection and patent prosecution for some of Viracta’s product candidates may be dependent on third parties.

While Viracta normally seeks to obtain the right to control prosecution, maintenance and enforcement of the patents relating to Viracta’s product candidates, there may be times when the filing and prosecution activities for patents relating to Viracta’s product candidates are controlled by Viracta’s licensors or collaboration partners. If any of Viracta’s licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of Viracta’s business, including by payment of all applicable fees for patents covering Viracta’s product candidates, Viracta could lose its rights to the intellectual property or its exclusivity with respect to those rights, Viracta’s ability to develop and commercialize those product candidates may be adversely affected and Viracta may not be able to prevent competitors from making, using and selling competing products. Viracta collaborates with other companies and institutions with respect to research and development matters. Also, Viracta relies on numerous third parties to provide it with materials that it uses to develop its technology. If Viracta cannot successfully negotiate sufficient ownership, licensing, and/or commercial rights to any invention that result from its use of any third-party collaborator’s materials, or if disputes arise with respect to the intellectual property developed with the use of a collaborator’s materials, or data developed in a collaborator’s study, Viracta’s ability to capitalize on the market potential of these inventions or developments may be limited or precluded altogether. In addition, even where Viracta has the right to control patent prosecution of patents and patent applications Viracta has licensed to and from third parties, Viracta may still be adversely affected or prejudiced by actions or inactions of its licensees, its licensors and their counsel that took place prior to the date upon which Viracta assumed control over patent prosecution.

Intellectual property discovered through government funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit Viracta’s exclusive rights and limit Viracta’s ability to contract with non-U.S. manufacturers.

Viracta’s licensed patent applications may have been or may be in the future supported through the use of U.S. government funding awarded by the National Institute of Health and the Army Medical Research and Materiel Command. Although Viracta does not currently own issued patents or pending patent applications that have been generated through the use of U.S. government funding, Viracta may acquire or license in the future intellectual property rights that have been generated through the use of U.S. government funding or grant. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions developed with government funding. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require Viracta to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require Viracta to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit Viracta’s ability to contract with non-U.S. product manufacturers for products covered by such intellectual property.

Risks Related to Viracta’s Reliance on Third Parties

Viracta relies on third parties to conduct its clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research and studies.

Viracta does not have the ability to independently conduct its clinical trials. Viracta currently relies on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct Viracta’s current and planned clinical trials of VRX-101, and Viracta expects to continue to rely upon third parties to conduct additional clinical trials of VRX-101 and other product candidates. Third parties have a significant role in the conduct of Viracta’s clinical trials and the subsequent collection and analysis of data. These third parties are not Viracta employees, and except for remedies available to Viracta under its agreements with such third parties, Viracta has limited ability to control the amount or timing of resources that any such third party will devote to Viracta’s clinical trials. The third parties Viracta relies on for these services may also have relationships with other entities, some of which may be Viracta’s competitors. Some of these third parties may terminate their engagements with Viracta at any time. If Viracta needs to enter into alternative arrangements with a third party, it would delay Viracta’s drug development activities.

Viracta’s reliance on these third parties for such drug development activities will reduce its control over these activities but will not relieve Viracta of its regulatory responsibilities. For example, Viracta will remain responsible for ensuring that each of its clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires Viracta to comply with GCP standards, regulations for conducting, recording and reporting the results of clinical trials to assure that data and reported results are reliable and accurate and that the rights, integrity and confidentiality of trial participants are protected. The EMA also requires Viracta to comply with similar standards. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If Viracta or any of its CROs fail to comply with applicable GCP requirements, the clinical data generated in Viracta’s clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require Viracta to perform additional clinical trials before approving Viracta’s marketing applications. Viracta cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of Viracta’s clinical trials substantially comply with GCP regulations. In addition, Viracta’s clinical trials must be conducted with product produced under current cGMP regulations. Viracta’s failure to comply with these regulations may require Viracta to repeat clinical trials, which would delay the marketing approval process. Viracta is also required to register certain ongoing clinical trials and post the results of certain completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct Viracta’s clinical trials in accordance with regulatory requirements or Viracta’s stated protocols, Viracta will not be able to obtain, or may be delayed in obtaining, marketing approvals for Viracta’s product candidates and will not be able to, or may be delayed in Viracta’s efforts to, successfully commercialize its product candidates.

Viracta contracts with third parties for the production of Viracta’s product candidates for preclinical studies and clinical trials, and expects to continue to do so for additional clinical trials and ultimately for commercialization. This reliance on third parties increases the risk that Viracta will not have sufficient quality and quantities of its product candidates or such quantities at an acceptable cost, which could delay, prevent or impair Viracta’s development or commercialization efforts.

Viracta does not currently have the infrastructure or internal capability to manufacture supplies of its product candidates for use in development and commercialization. Viracta relies, and expects to continue to rely, on third-party manufacturers for the production of Viracta’s product candidates for preclinical studies and clinical trials under the guidance of members of Viracta’s organization. In the case of nanatinostat, Viracta relies on a single third-party manufacturer and currently has no alternative manufacturer in place. Viracta does not have long-term supply agreements, and Viracta purchases its required drug product on a purchase order basis, which means that aside from any binding purchase orders Viracta has from time to time, Viracta’s supplier could cease supplying to Viracta or change the terms on which it is willing to continue supplying to Viracta at any time. If Viracta were to experience an unexpected loss of supply of nanatinostat or any other product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, Viracta could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials.

Viracta expects to continue to rely on third-party manufacturers for the commercial supply of any of Viracta’s product candidates for which Viracta obtains marketing approval. Viracta may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if Viracta is able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

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the failure of the third party to manufacture Viracta’s product candidates according to Viracta’s schedule and specifications, or at all, including if Viracta’s third-party contractors give greater priority to the supply of other products over Viracta’s product candidates, are constrained by the recent COVID-19 pandemic or otherwise do not satisfactorily perform according to the terms of the agreements between Viracta and them;

•	the termination or nonrenewal of arrangements or agreements by Viracta’s third-party contractors at a time that is costly or inconvenient for Viracta;

•	the breach by the third-party contractors of Viracta’s agreements with them;

•	the failure of third-party contractors to comply with applicable regulatory requirements, including manufacturing drug supply pursuant to strictly-enforced cGMPs;

•	the failure of the third party to manufacture Viracta’s product candidates according to Viracta’s specifications;

•	the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

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clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the misappropriation of Viracta’s proprietary information, including Viracta’s trade secrets and know-how.

Viracta does not have complete control over all aspects of the manufacturing process of Viracta’s contract manufacturing partners and are dependent on these contract manufacturing partners for compliance with cGMP regulations for manufacturing both active pharmaceutical ingredients (API) and finished drug products. To date, Viracta has obtained API and drug product for nanatinostat from single-source third party CMOs. Viracta is in the process of developing its supply chain for nanatinostat and valganciclovir and intends to put in place framework agreements under which third-party CMOs will generally provide Viracta with necessary quantities of

API and drug product on a project-by-project basis based on Viracta’s development needs. As Viracta advances its product candidates through development, it will consider redundant supply for the API and drug product for each of its product candidates to protect against any potential supply disruptions. However, Viracta may be unsuccessful in putting in place such framework agreements or protecting against potential supply disruptions.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If Viracta’s CMOs cannot successfully manufacture material that conforms to Viracta’s specifications and the strict regulatory requirements of the FDA, EMA or others, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, Viracta does not have control over the ability of its CMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of Viracta’s product candidates or if it withdraws any such approval in the future, Viracta will need to find alternative manufacturing facilities, and those new facilities would need to be inspected and approved by FDA, EMA or comparable regulatory authority prior to commencing manufacturing, which would significantly impact Viracta’s ability to develop, obtain marketing approval for or market Viracta’s product candidates, if approved. Viracta’s failure, or the failure of its third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on the parties, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of Viracta’s product candidates or drugs and harm Viracta’s business and results of operations.

Viracta’s current and anticipated future dependence upon others for the manufacture of Viracta’s product candidates may adversely affect Viracta’s future profit margins and Viracta’s ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

Viracta entered into collaboration agreements with Salubris and NantKwest, and Viracta may form or seek additional strategic alliances or collaborations in the future. Such alliances and collaborations may inhibit future opportunities, or Viracta may not realize the benefits of such collaborations or alliances.

Viracta has entered into license agreements with Shenzhen Salubris Pharmaceutical Co. Ltd. (“Salubris”) and NantKwest, Inc. (“NantKwest”) for the development and commercialization of nanatinostat and VRX-101, respectively, and Viracta may form or seek strategic alliances, joint ventures or collaborations or enter into licensing arrangements with other third parties that Viracta believes will complement or augment its development and commercialization efforts with respect to future product candidates that Viracta may develop.

In May 2017, Viracta entered into a license agreement with NantKwest, which was amended by the parties in November 2018 (as amended, the “NK License Agreement”). Pursuant to the NK License Agreement, Viracta granted an exclusive worldwide license to NantKwest and its affiliates to develop and commercialize nanatinostat for use in combination with natural killer cell immunotherapies (“NK Covered Products”). Under the NK License Agreement, Viracta is eligible to receive up to a total of $100.0 million in regulatory and commercial milestone payments upon the occurrence of certain milestone events. Viracta is also eligible to earn tiered royalties as a percentage of net sales of licensed NK Covered Products, ranging from the low to mid-single digits. NantKwest is responsible for conducting all necessary studies, including safety studies and clinical trials necessary in connection with seeking regulatory approvals to market NK Covered Products under the NK License Agreement in any territory.

In November 2018, Viracta entered into a collaboration and license agreement (the Salubris License Agreement) with Salubris, pursuant to which Viracta granted Salubris an exclusive license, with the right to grant sublicenses, to Viracta’s patent and know-how rights to develop and commercialize nanatinostat in combination with an antiviral drug, such as valganciclovir, for treatment, prevention, or diagnosis of virus-associated malignancies in humans and non-humans (the “Salubris Covered Products”) in the Republic of China, excluding

Hong Kong, Macau, and Taiwan (the “Salubris Territory”). Furthermore, the license includes the right to develop and commercialize nanatinostat and an antiviral drug with one or more additional therapeutic drugs but expressly excludes rights to nanatinostat and an antiviral with certain NK cell therapies.

As partial consideration for the Salubris License Agreement, Salubris entered into a stock purchase agreement with Viracta, pursuant to which Salubris purchased a total of $10.0 million of Viracta’s Series C Preferred Stock in two closings in November 2018 and January 2019. Under the Salubris License Agreement, Viracta is also eligible to receive up to a total of $103.0 million in development, regulatory and commercial milestone payments, contingent on the occurrence of certain events. Viracta is also eligible to receive tiered royalties as a percentage of net sales of licensed products by Salubris, its affiliates or sublicensees, ranging from mid-teens to high single digits, which royalties are potentially subject to various reductions and offsets. Salubris is responsible for all regulatory filings and regulatory approvals and has the sole right to manufacture and commercialize Salubris Covered Products in the Salubris Territory. Viracta and Salubris will each perform development and commercialization activities within their respective territory independent of one another and any development work completed by Viracta that benefits Salubris’ development efforts within the Salubris Territory will be reimbursed to Viracta by Salubris.

Future efforts for additional alliances or collaborations may also require Viracta to incur non-recurring and other charges, increase its near- and long-term expenditures, issue securities that dilute its existing stockholders or disrupt its management and business. In addition, Viracta faces significant competition in seeking appropriate strategic partners, and the negotiation process is time-consuming and complex. Furthermore, Viracta may not be able to realize the benefit of such transactions if Viracta is unable to successfully integrate them with its existing operations and company culture. Viracta cannot be certain that, following a strategic transaction or license, it will achieve the revenues or specific net income that justifies such transaction.

Viracta depends on Salubris and NantKwest to develop and commercialize product candidate within their respective licensed fields and territories, and Viracta has limited control over how Salubris and NantKwest will conduct development and commercialization activities for such product candidates.

Under the existing license agreements with Salubris and NantKwest, Viracta relies on Salubris and NantKwest for a substantial portion of the financial resources and for the development, regulatory, and commercialization activities for the NK Covered Products and the Salubris Covered Products (collectively, the “Licensed Products”), and Viracta has limited control over the amount and timing of resources that Salubris or NantKwest devote to the Licensed Products. In addition, payments associated with development, regulatory and commercial milestones that Viracta may be eligible to receive, as well as royalties, will be dependent upon further advancement of the Licensed Products by NantKwest and Salurbis. If these milestones are not met and if the Licensed Products are not commercialized, Viracta will not receive future revenues from the collaborations. Either Salubris or NantKwest may fail to develop or effectively commercialize the Licensed Products for a variety of reasons, including because: Salubris or NantKwest does not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as limited cash or human resources or a change in strategic focus; Salubris or NantKwest decides to pursue a competitive product developed outside of the Viracta collaboration; or Salubris or NantKwest cannot obtain the necessary regulatory approvals.

The collaboration agreements with Salubris and NantKwest subject Viracta to a number of risks, including:

•	Salubris or NantKwest may not commit sufficient resources to the development, regulatory approval, marketing or distribution of the Licensed Products;

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Salubris or NantKwest may be unable to successfully complete the clinical development of the Licensed Products or obtain all necessary approvals from the FDA and similar foreign regulatory agencies required to market the Licensed Products;

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Salubris or NantKwest may fail to manufacture the Licensed Products in compliance with requirements of the FDA and similar foreign regulatory agencies and in commercial quantities sufficient to meet market demand;

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there may be disputes between Viracta and either Salubris or NantKwest, including disagreements regarding their respective license agreement with Viracta, that may result in (1) the delay of (or prevent entirely) the achievement of development, regulatory and commercial objectives that would result in milestone payments, (2) the delay or termination of the development or commercialization of the Licensed Products, (3) costly litigation or arbitration that diverts Viracta’s management’s attention and resources; and/or (4) termination of the underlying license agreement.

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Salubris or NantKwest may not comply with applicable regulatory guidelines with respect to developing or commercializing the Licensed Products, which could adversely impact the development of or sales of the Licensed Products and could result in administrative or judicially imposed sanctions, including warning letters, civil and criminal penalties, injunctions, product seizures or detention, product recalls, total or partial suspension of production and refusal to approve any new drug applications;

•	Salubris or NantKwest may experience financial difficulties;

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business combinations or significant changes in either the business strategy of Salubris or NantKwest may also adversely affect such partners ability to perform its obligations under their license agreement with Viracta;

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Salubris or NantKwest may not properly maintain Viracta’s intellectual property rights or may use Viracta’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate Viracta’s proprietary information or expose Viracta to potential litigation;

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Salubris or NantKwest may develop or commercialize VRX-101 or nanatinostat in a manner that may adversely impact Viracta’s development or commercialization of VRX-101, nanatinostat and/or future product candidates outside of such collaborations; and

•	Salubris or NantKwest could independently move forward with a competing product candidate developed either independently or in collaboration with others, including Viracta’s competitors.

If Salubris or NantKwest does not perform in the manner Viracta expects or fulfill its responsibilities in a timely manner, or at all, the development, regulatory approval, and commercialization efforts related to the Licensed Products could be delayed. It may be necessary for Viracta to assume the responsibility at its own expense for the development of the Licensed Products. In that event, Viracta would likely need to seek additional funding and its potential to generate future revenues from the Licensed Products could be significantly reduced and Viracta’s business could be materially and adversely harmed.

Viracta has entered into collaborations with third parties in connection with the development of nanatinostat and VRX-101. Even if Viracta believes that the development of such product candidates is promising, Viracta’s partners may choose not to proceed with such development.

Viracta’s existing agreements with its collaboration partners, Salubris and NantKwest, and any future collaboration agreements Viracta may enter into, are generally subject to termination by the counterparty on short notice upon the occurrence of certain circumstances. Accordingly, even if Viracta believes that the development of product candidates is worth pursuing, Viracta’s partners may choose not to continue with such development. If any of its collaborations are terminated, Viracta may be required to devote additional resources to the development of its product candidates or seek a new collaboration partner on short notice, and the terms of any additional collaboration or other arrangements that Viracta establishes may not be favorable to Viracta.

Viracta is also at risk that its current and any potential collaborations or other arrangements may not be successful. Factors that may affect the success of its collaborations include the following:

•	Viracta’s collaboration partners may incur financial and cash flow difficulties that force them to limit or reduce their efforts under their collaboration agreement with Viracta;

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Viracta’s collaboration partners may be pursuing alternative technologies or developing alternative products that are competitive to Viracta’s technology and products, either on their own or in partnership with others;

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Viracta’s collaboration partners may terminate their collaboration with Viracta, which could make it difficult for Viracta to attract new partners or adversely affect perception of Viracta in the business and financial communities; and

•	Viracta’s collaboration partners may pursue higher priority programs or change the focus of their development programs, which could affect their commitment to Viracta.

If Viracta cannot maintain successful collaborations, Viracta’s business, financial condition and operating results may be adversely affected.

If Salubris or NantKwest terminates its respective collaboration with Viracta, Viracta may not receive additional payments under such collaboration agreement, and Viracta may not be able to enter into a similar agreement on favorable terms, or at all.

Pursuant to the collaboration agreements, Salubris and NantKwest each have certain termination rights in the circumstances of an uncured material breach or insolvency by Viracta and each has the right to terminate its respective agreement with Viracta without cause upon 90 days prior written notice to Viracta. If either Salubris or NantKwest terminates their collaboration with Viracta, Viracta will not receive additional milestones or royalties under the applicable collaboration agreement, and Viracta may be unable to enter into a collaboration agreement with another pharmaceutical company with equivalent or comparable terms, or at all. Further, any delays in entering into new strategic partnership agreements related to VRX-101 could delay the development and commercialization of VRX-101, which would harm Viracta’s business, prospects, financial condition and results of operations.

If Viracta engages in future acquisitions or strategic partnerships, this may increase Viracta’s capital requirements, dilute Viracta’s stockholders, cause Viracta to incur debt or assume contingent liabilities, and subject Viracta to other risks.

From time to time, Viracta evaluates various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	the issuance of Viracta’s equity securities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of Viracta’s management’s attention from its existing programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel and uncertainties in Viracta’s ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and

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Viracta’s inability to generate revenue from acquired technology and/or products sufficient to meet Viracta’s objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if Viracta undertakes acquisitions or pursue partnerships in the future, it may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

If Viracta decides to establish additional collaborations, but is not able to establish those collaborations on commercially reasonable terms, Viracta may have to alter its development and commercialization plans.

Viracta’s drug development programs and the potential commercialization of Viracta’s product candidates will require substantial additional cash to fund expenses. Viracta may seek to selectively form collaborations to expand its capabilities, potentially accelerate research and development activities and provide for commercialization activities by third parties. Any of these relationships may require Viracta to incur non-recurring and other charges, increase Viracta’s near- and long-term expenditures, issue securities that dilute Viracta’s existing stockholders, or disrupt Viracta’s management and business.

Viracta would face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Whether Viracta reaches a definitive agreement for a collaboration will depend, among other things, upon Viracta’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to Viracta’s ownership of intellectual property and industry and market conditions generally. The potential collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with Viracta for its product candidate. Further, Viracta may not be successful in its efforts to establish a collaboration or other alternative arrangements for product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even if Viracta is successful in entering into a collaboration, the terms and conditions of that collaboration may restrict Viracta from entering into future agreements on certain terms with potential collaborators.

If and when Viracta seeks to enter into collaborations, Viracta may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Viracta is unable to do so, it may have to curtail the development of a product candidate, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If Viracta elects to increase its expenditures to fund development or commercialization activities on its own, it may need to obtain additional capital, which may not be available to it on acceptable terms or at all. If Viracta does not have sufficient funds, it may not be able to further develop its product candidates or bring them to market and generate product revenue.

Viracta may enter into collaborations with third parties for the development and commercialization of product candidates. If those collaborations are not successful, Viracta may not be able to capitalize on the market potential of these product candidates.

If Viracta enters into any collaboration arrangements with any third parties, Viracta will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of Viracta’s product candidates. Viracta’s ability to generate revenues from these arrangements will depend on Viracta’s collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations involving Viracta’s product candidates would pose numerous risks to Viracta, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

•

collaborators may deemphasize or not pursue development and commercialization of Viracta’s product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a business combination or sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Viracta’s product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Viracta’s;

•

a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of Viracta’s product, if approved, relative to other products;

•	Viracta may grant exclusive rights to its collaborators that would prevent Viracta from collaborating with others;

•

collaborators may not properly obtain, maintain, defend or enforce Viracta’s intellectual property rights or may use Viracta’s proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate Viracta’s proprietary information and intellectual property or expose Viracta to potential litigation or other intellectual property related proceedings;

•

disputes may arise between the collaborators and Viracta that result in the delay or termination of the research, development or commercialization of Viracta’s product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

•	collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all;

•

collaborators may not provide Viracta with timely and accurate information regarding development progress and activities under the collaboration or may limit Viracta’s ability to share such information, which could adversely impact Viracta’s ability to report progress to its investors and otherwise plan Viracta’s own development of its product candidates;

•

collaborators may own or co-own intellectual property covering Viracta’s products that results from Viracta’s collaborating with them, and in such cases, Viracta would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws, resulting in civil or criminal proceedings.

Risks Related to Combined Company

In determining whether you should vote approve the proposals contained in this proxy statement/prospectus/information statement, you should carefully read the following risk factors in addition to the risks described above.

The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

The combined company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of VRX-101 and future product candidates. The combined company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could significantly dilute stockholders’ ownership interests or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. Further, to the extent that the combined company raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, its stockholder’s ownership interest in the combined company will be diluted. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.

The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.

The market price of the combined company’s common stock following the Merger could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•	the ability of the combined company to obtain regulatory approvals for its product candidates, and delays or failures to obtain such approvals;

•	failure of any of the combined company’s product candidates, if approved, to achieve commercial success;

•	failure by the combined company to maintain its existing third-party license and supply agreements;

•	failure by the combined company or its licensors to prosecute, maintain, or enforce its intellectual property rights;

•	changes in laws or regulations applicable to the combined company’s product candidates;

•	any inability to obtain adequate supply of the combined company’s product candidates or the inability to do so at acceptable prices;

•	adverse regulatory authority decisions;

•	introduction of new products, services or technologies by the combined company’s competitors;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue an adverse or misleading opinion regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions;

•	sales of its common stock by the combined company or its stockholders in the future;

•	trading volume of the combined company’s common stock;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity generally, including with respect to other products and potential products in such markets;

•	the introduction of technological innovations or new therapies that compete with potential products of the combined company;

•	changes in the structure of health care payment systems; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

Additionally, a decrease in the stock price of the combined company may cause the combined company’s common stock to no longer satisfy the continued listing standards of Nasdaq. If the combined company is not able to maintain the requirements for listing on Nasdaq, it could be delisted, which could have a materially adverse effect on its ability to raise additional funds as well as the price and liquidity of its common stock.

The combined company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses that Viracta did not incur as a private company, including costs associated with public company reporting requirements. The combined company will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new implemented by the SEC and Nasdaq. These rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time consuming and costly. For example, the combined company’s management team will consist of the executive officers of Viracta prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations also may make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company’s board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.

Anti-takeover provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company stockholders to replace or remove the combined company management.

Provisions in the combined company’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. In addition, because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although Sunesis and Viracta believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

The certificate of incorporation of the combined company will provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees.

The certificate of incorporation of the combined company will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on the combined company’s behalf, any action asserting a breach of fiduciary duty owed by any of its directors, officers or other employees to the combined company or its stockholders, any action asserting a claim against it arising pursuant to any provisions of the DGCL, its certificate of incorporation or its bylaws, or any action asserting a claim against it that is governed by the internal affairs doctrine; provided, that these choice of forum provisions do not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits against the combined company and its directors, officers and other employees. If a court were to find the choice of forum provision contained in the certificate of incorporation to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions.

Sunesis and Viracta do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be its stockholders’ sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for Viracta’s common stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for its common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing stockholders of Sunesis and Viracta sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined company could decline. Neither Sunesis nor Viracta is able to predict the effect that sales may have on the prevailing market price of the combined company’s common stock.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts, or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of proceeds from the Pre-Closing Financing and may invest or spend the proceeds in ways with which its stockholders do not agree and in ways that may not increase the value of their investments.

The combined company will have broad discretion over the use of proceeds from the Pre-Closing Financing. Its stockholders may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on its stockholders’ investments. The combined company’s failure to apply the net proceeds of the Pre-Closing Financing effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. The combined company’s stockholders will not have the opportunity to influence its decisions on how to use the net proceeds from the Pre-Closing Financing.

If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

The combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Viracta has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expends significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner.

The combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

If the combined company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.

The combined company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The combined company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay or prevent the successful development of the combined company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If the combined company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The combined company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.

The combined company is expected to take advantage of reduced disclosure and governance requirements applicable to smaller reporting companies, which could result in its common stock being less attractive to investors.

Following the Merger, the combined company is expected to have a public float of less than $250 million and therefore will qualify as a smaller reporting company under the rules of the SEC. As a smaller reporting company, the combined company will be able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in its SEC filings. Decreased disclosures in the combined company’s SEC filings due to its status as a smaller reporting company may make it harder for investors to analyze its results of operations and financial prospects. Sunesis and Viracta cannot predict if investors will find the combined company’s common stock less attractive if it relies on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile. The combined company may take advantage of the reporting exemptions applicable to a smaller reporting company until it is no longer a smaller reporting company, which status would end once it has a public float greater than $250 million. In that event, the combined company could still be a smaller reporting company if its annual revenues were below $100 million and it has a public float of less than $700 million.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as it cannot be assured that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “pro forma,” “should,” “will,” “would,” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include, but are not limited to statements about:

•	the strategies, prospects, plans, expectations and objectives of management of Sunesis or Viracta for future operations of the combined company following the closing of the Merger;

•	the progress, scope or duration of the development of product candidates or programs;

•	the benefits that may be derived from, or the commercial or market opportunity of, the product candidates of Sunesis, Viracta and the combined company;

•	the ability of Sunesis and Viracta to protect their intellectual property rights;

•	the ability of Sunesis and the combined company to maintain compliance with Nasdaq listing standards;

•	the level of net cash held by Sunesis at the closing of the Merger;

•	the anticipated operations, financial position, losses, costs or expenses of Sunesis, Viracta or the combined company following the closing of the Merger;

•	statements regarding future economic conditions or performance;

•	statements concerning proposed products or product candidates;

•

the approval and closing of the Merger, including the timing of the Merger, the ability of Sunesis to obtain a sufficient number of proxies to approve the Merger, other conditions to the completion of the Merger, the Exchange Ratio, and relative ownership levels as of the closing of the Merger;

•	the expected benefits of and potential value created by the Merger for the stockholders of Sunesis;

•	Viracta’s ability to complete the Pre-Closing Financing in connection with the Merger; and

•	statements of belief and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause Sunesis, Viracta or the combined company’s actual results, performance or achievements following closing of the proposed Merger to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Sunesis and Viracta to complete the Merger and the effect of the Merger on the business of Sunesis, Viracta and the combined company following the completion of the Merger, see “Risk Factors” beginning on page 30 of this proxy statement/prospectus/information statement. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Sunesis. See “Where You Can Find More Information” beginning on page 331 of this proxy statement/prospectus/information statement. There can be no assurance that the Merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Sunesis, Viracta or the combined company following completion of the Merger could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Sunesis and Viracta do not undertake any obligation (and expressly disclaim any such obligation) to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events, except as required by applicable law.

In addition, statements that “Sunesis believes” or “Viracta believes” and similar statements reflect Sunesis’s or Viracta’s beliefs and opinions on the relevant subject. These statements are based upon information available to Sunesis or Viracta, as the case may be, as of the date of this prospectus/proxy statement, and while Sunesis or Viracta, as the case may be, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

THE VIRTUAL SPECIAL MEETING OF SUNESIS’S STOCKHOLDERS

Date, Time and Place

The Sunesis virtual special meeting will be held exclusively online via live audio-only webcast on February 22, 2021 at 9:00 a.m. Pacific time. The Sunesis virtual special meeting can be accessed by visiting http://www.virtualshareholdermeeting.com/SNSS2021SM, where you will be able to vote your shares and submit questions during the Sunesis virtual special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. Online check-in will begin at 8:45 a.m. Pacific time, and Sunesis encourages you to allow ample time for the online check-in procedures. Sunesis intends to mail this proxy statement/prospectus/information statement and the enclosed form of proxy to its stockholders entitled to vote at the Sunesis virtual special meeting on or about January 14, 2021. This proxy statement/prospectus/information statement provides Sunesis stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Sunesis virtual special meeting.

Purpose of the Sunesis Virtual Special Meeting

The purpose of the Sunesis virtual special meeting is:

1.

Proposal No. 1 (Reverse Split). To consider and vote upon a proposal to approve an amendment to Sunesis’s amended and restated certificate of incorporation to effect a reverse stock split of Sunesis Common Stock at a ratio within the range between 3-for-1 and 6-for-1, with such ratio to be mutually agreed upon by Sunesis and Viracta prior to the Effective Time, such amendment in the form attached as Annex D to this proxy statement/prospectus/information statement.

2.

Proposal No. 2 (Nasdaq Listing Rules). To consider and vote upon a proposal to approve the issuance of shares of Sunesis capital stock pursuant to the Merger, which will represent more than 20% of the shares of Sunesis Common Stock outstanding immediately prior to the Merger, and the change of control of Sunesis resulting from the Merger, pursuant to the Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

3.

Proposal No. 3 (2021 Plan). To consider and vote upon a proposal to approve the Sunesis 2021 Equity Incentive Plan (the “2021 Plan”), a form of which is attached as Annex E to this proxy statement/prospectus/information statement.

4.

Proposal No. 4 (Executive Merger Compensation Proposal). To consider and vote upon a proposal to approve, on non-binding advisory basis, the compensation that will or may become payable by Sunesis to its named executive officers in connection with the Merger.

5.

Proposal No. 5 (Postponement or Adjournment of Virtual Special Meeting). To consider and vote upon a postponement or adjournment of the Sunesis virtual special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.

Sunesis will transact no other business at the virtual special meeting except such business as may properly be brought before the virtual special meeting or any adjournment or postponement thereof. Proposal Nos. 1 through 5 described above are collectively the “Sunesis Stockholder Matters,” and Proposal Nos. 1 and 2 above are collectively the “Sunesis Closing Stockholder Matters.”

Recommendation of the Sunesis Board

The Sunesis Board has unanimously determined that the Sunesis Stockholder Matters are fair to, advisable for and in the best interests of Sunesis and its stockholders. The Sunesis Board recommends that Sunesis’s common stockholders vote “FOR” each of Proposal Nos. 1, 2, 3, 4 and 5.

Record Date and Voting Power

Only holders of record of Sunesis Common Stock at the close of business on the record date, January 5, 2021, are entitled to notice of, and to vote at, the Sunesis virtual special meeting. There were approximately 30 holders of record of Sunesis Common Stock at the close of business on the record date. At the close of business on the record date, 18,108,307 shares of Sunesis Common Stock were issued and outstanding. Each share of Sunesis Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section titled “Principal Stockholders of Sunesis” beginning on page 319 of this proxy statement/prospectus/information statement for information regarding persons known to Sunesis’s management to be the beneficial owners of more than 5% of the outstanding shares of Sunesis Common Stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the Sunesis Board for use at the Sunesis virtual special meeting.

Only holders of record of Sunesis Common Stock at the close of business on the Sunesis record date will be entitled to notice of, and to vote at, the Sunesis virtual special meeting or any adjournments or postponements thereof.

As of the close of business on the Sunesis record date, there were 18,108,307 shares of Sunesis Common Stock outstanding and entitled to vote at the Sunesis virtual special meeting. Each share of Sunesis Common Stock outstanding on the Sunesis record date entitles the holder thereof to one vote on each proposal to be considered at the Sunesis virtual special meeting.

Your vote is important. Sunesis expects that many Sunesis stockholders will not attend the Sunesis virtual special meeting, and instead will be represented by proxy. Most Sunesis stockholders have a choice of submitting a proxy to vote their shares via the Internet, by using a toll-free telephone number, or by returning a completed Sunesis proxy card or voting instruction form. Please check your notice, proxy card or the information forwarded by your broker, bank or other holder of record, including by a Sunesis employee savings plan, to see which options are available to you. These Internet and telephone procedures have been designed to authenticate Sunesis stockholders, to allow you to vote your shares, and to confirm that your instructions have been properly recorded. The Internet and telephone facilities for Sunesis stockholders of record to submit proxies will close at 11:59 p.m. Eastern time on February 21, 2021. If your shares are held through a broker, bank or other holder of record, including by a Sunesis employee savings plan, and Internet or telephone facilities are made available to you, these facilities may close sooner than those for Sunesis stockholders of record.

You can revoke your proxy at any time before it is exercised by delivering a properly executed, later-dated proxy (including a proxy submitted by Internet or telephone), by delivering a written revocation before the Sunesis virtual special meeting or by voting at the Sunesis virtual special meeting. Executing your proxy in advance will not limit your right to vote at the Sunesis virtual special meeting if you decide to attend the Sunesis virtual special meeting. However, if your shares are held in the name of a broker, bank or other holder of record, you cannot vote at the Sunesis virtual special meeting unless you have a legal proxy, executed in your favor, from the holder of record.

All shares entitled to vote and represented by properly executed proxies received prior to the Sunesis virtual special meeting and not revoked will be voted at the Sunesis virtual special meeting in accordance with your instructions. If you sign and return your proxy but do not indicate how your shares should be voted on a proposal, the shares represented by your proxy will be voted as the Sunesis Board recommends for such proposal.

Subject to health concerns relating to COVID-19, which may require Sunesis to implement alternative procedures to protect the health and welfare of Sunesis’s employees and stockholders, a complete list of Sunesis stockholders entitled to vote at the Sunesis virtual special meeting will be available for examination by any Sunesis stockholder in the Corporate Secretary’s Office at Sunesis Pharmaceuticals, Inc., 395 Oyster Point Boulevard, Suite 400, South San Francisco, California 94080, for purposes pertaining to the Sunesis virtual special meeting, during ordinary business hours for a period of 10 days before the Sunesis virtual special meeting, and at the Sunesis virtual special meeting. A complete list of Sunesis stockholders entitled to vote at the Sunesis virtual special meeting will also be available for inspection during the Sunesis virtual special meeting at http://www.virtualshareholdermeeting.com/SNSS2021SM by logging in with your 16-digit control number(s).

Required Vote

The presence, virtually or represented by proxy, at the Sunesis virtual special meeting of the holders of a majority of the shares of Sunesis Common Stock outstanding and entitled to vote at the Sunesis virtual special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Proposal No. 1 requires the affirmative vote of holders of a majority of Sunesis Common Stock having voting power outstanding on the record date for the Sunesis virtual special meeting. Approval of Proposals Nos. 2, 3, 4 and 5 requires the affirmative vote of a majority of the votes cast virtually or by proxy at the Sunesis virtual special meeting.

Each of Proposal Nos. 1 and 2 is a condition to the consummation of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1 and 2. Each of Proposal No. 3, 4 and 5 is not a condition to the consummation of the Merger. Proposal Nos. 1 and 2 are not conditioned on Proposal Nos. 3, 4 and 5 being approved.

As of December 31, 2020, the directors and executive officers of Sunesis and other stockholders who signed support agreements beneficially owned approximately 0.9% of the outstanding shares of Sunesis Common Stock entitled to vote at the Sunesis virtual special meeting. Pursuant to the support agreements, each such director and executive officer has agreed to be present (virtually or by proxy) at the Sunesis virtual special meeting to vote all shares of Sunesis Common Stock owned by him or her as of the record date in favor of Proposal Nos. 1, 2 and 3. Additionally, each such stockholder has agreed, solely in his or her capacity as a stockholder of Sunesis, to vote against any competing acquisition proposal and any action, proposal or transaction that would reasonably be expected to result in a material breach of the support agreements. As of January 5, 2021, Sunesis is not aware of any affiliate of Viracta owning any shares of Sunesis Common Stock entitled to vote at the Sunesis virtual special meeting.

Voting by Holders of Record

If you were the record holder of your shares of Sunesis Common Stock as of the Sunesis record date, you may vote your shares of Sunesis Common Stock at the Sunesis virtual special meeting via the virtual meeting website. Any Sunesis stockholder can attend the Sunesis virtual special meeting by visiting http://www.virtualshareholdermeeting.com/SNSS2021SM, where stockholders may vote and submit questions during the Sunesis virtual special meeting webcast. Additionally, you may submit your proxy authorizing the voting of your shares of Sunesis Common Stock at the Sunesis virtual special meeting by mail, by telephone or via the Internet.

Voting via Proxies Submitted by the Internet or by Telephone

To submit your proxy via Internet, go to www.proxyvote.com. Have your Sunesis proxy card in hand when you access the website and follow the instructions to vote your shares.

To submit your proxy by telephone, call (800) 690-6903. Have your Sunesis proxy card in hand when you call and then follow the instructions to vote your shares.

If you submit a proxy to vote your shares via the Internet or by telephone, you must do so no later than 11:59 p.m. Eastern time on February 21, 2021.

Voting via Proxies Submitted by Mail

As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail.

To submit your proxy by mail, simply mark, sign and date your Sunesis proxy card and return it in the pre-paid envelope that has been provided, or in an envelope addressed to: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood NY 11717.

If you submit a proxy to vote your shares by mail, your Sunesis proxy card must be received no later than 11:59 p.m. Eastern time on February 19, 2021.

Treatment of Abstentions; Failure to Vote

For purposes of the Sunesis virtual special meeting, an abstention occurs when a Sunesis stockholder attends the Sunesis virtual special meeting, either by attending the Sunesis virtual special meeting or by proxy, but abstains from voting. For Proposal No. 1, if a Sunesis stockholder present at the Sunesis virtual special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Sunesis stockholder is not present at the Sunesis virtual special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal. Abstentions and broker non-votes (if applicable) will have no effect on the outcome of Proposal Nos. 2, 3, 4 and 5 but will be used to determine whether a quorum is present at the Sunesis virtual special meeting.

Attendance at the Sunesis Virtual Special Meeting and Voting at the Sunesis Virtual Special Meeting

You or your authorized proxy may attend the Sunesis virtual special meeting if you were a registered or beneficial stockholder of Sunesis Common Stock as of the Sunesis record date.

To participate in the Sunesis virtual special meeting, visit www.virtualshareholdermeeting.com/SNSS2021SM and enter the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials. If you wish to submit a question during the Sunesis virtual special meeting, log into the virtual meeting platform at http://www.virtualshareholdermeeting.com/SNSS2021SM, type your question into the “Ask a Question” field, and click “Submit.” We will respond to as many properly submitted questions during the relevant portion of the Sunesis virtual special meeting agenda as time allows.

If we experience technical difficulties during the Sunesis virtual special meeting (e.g., a temporary or prolonged power outage), we will determine whether the Sunesis virtual special meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Sunesis virtual special meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify stockholders of the decision via www.virtualshareholdermeeting.com/SNSS2021SM. We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting website log-in page at www.virtualshareholdermeeting.com/SNSS2021SM.

Please note that you will not be able to attend the Sunesis virtual special meeting in person. In light of the ongoing developments relating to the ongoing COVID-19 pandemic and to protect the health of Sunesis stockholders, management, employees and the community, the Sunesis virtual special meeting will be held virtually conducted via live audio webcast. You will be able to attend the Sunesis virtual special meeting by visiting www.virtualshareholdermeeting.com/SNSS2021SM and entering your control number as further explained in the accompanying proxy statement/prospectus. Sunesis recommends that you log in at least 15 minutes before the Sunesis virtual special meeting to ensure you are logged in when the meeting starts.

If you own shares in street name through an account with a bank, broker or other nominee, please send proof of your Sunesis share ownership as of the Sunesis record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your registration request. If you are not sure what proof to send, check with your intermediary.

If your shares are registered in your name with Sunesis’s stock registrar and transfer agent, American Stock Transfer & Trust Company, LLC, no proof of ownership is necessary because Sunesis can verify your ownership.

Solicitation of Proxies; Expenses of Solicitation

The Sunesis Board is soliciting proxies for the Sunesis virtual special meeting from its stockholders. Sunesis will bear a portion of the cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this joint proxy statement/prospectus/information statement, the Sunesis proxy card and any additional materials furnished to Sunesis stockholders. Proxies may be solicited by directors, officers and a small number of Sunesis’s regular employees by mail, email, in person and by telephone, but such persons will not receive any additional compensation for these activities. Sunesis has retained D.F. King & Co., Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $15,000 plus reasonable out-of-pocket costs and expenses.

Tabulation of Votes

Sunesis will appoint Broadridge to serve as the Inspector of Election for the Sunesis virtual special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Adjournments

Subject to certain restrictions contained in the merger agreement, the Sunesis virtual special meeting may be adjourned to allow additional time for obtaining additional proxies. No notice of an adjourned meeting need be given if the time and place thereof are announced at the Sunesis virtual special meeting at which the adjournment was taken unless: the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each Sunesis stockholder of record entitled to vote at the Sunesis virtual special meeting; or if, after the adjournment, a new record date for determination of Sunesis stockholders entitled to vote is fixed for the adjourned meeting, in which case the Sunesis Board will fix as the record date for determining Sunesis stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Sunesis stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each Sunesis stockholder of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Sunesis virtual special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

Other Matters

As of the date of this proxy statement/prospectus/information statement, the Sunesis Board does not know of any business to be presented at the Sunesis virtual special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Sunesis virtual special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

Assistance and Additional Information

If you need assistance with submitting a proxy to vote your shares via the Internet, by telephone or by completing your Sunesis proxy card, or have questions regarding the Sunesis virtual special meeting, please contact D.F. King & Co, Inc., the proxy solicitor for Sunesis at (866) 796-3441 (toll-free for stockholders), (212) 269-5550 (collect for banks and brokers) or by email at sunesis@dfking.com.

Your vote is very important regardless of the number of shares of Sunesis Common Stock that you own and the matters to be considered at the Sunesis virtual special meeting are of great importance to the stockholders of Sunesis. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus/information statement and promptly submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed Sunesis proxy card or voting instruction form in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed Sunesis proxy card.

Please vote your shares via the Internet or by telephone, or sign, date and return a Sunesis proxy card or voting instruction form promptly to ensure that your shares can be represented, even if you otherwise plan to attend the Sunesis virtual special meeting.

THE MERGER

This section and the section titled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the Merger, including the Merger Agreement. While Sunesis and Viracta believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus/information statement for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement attached as Annex A, the fairness opinion of MTS Securities, LLC attached as Annex B, and the other documents to which you are referred herein. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Background of the Merger

Sunesis is a biopharmaceutical company focused on the development of novel targeted inhibitors for the treatment of hematologic and solid cancers. Sunesis’s primary activities have been conducting research and development internally and through corporate collaborators, in-licensing and out-licensing pharmaceutical compounds and technology, conducting clinical trials, and raising capital.

As part of the ongoing consideration and evaluation of its long-term prospects and strategies, the Sunesis Board frequently reviews, with Sunesis’s management, strategic and financial alternatives in light of developments of Sunesis’s business, the competitive landscape, the economy generally and financial markets, all with the goal of enhancing value for its stockholders and making a positive impact in cancer patients’ lives. As part of this process, from time to time, members of the Sunesis senior management have engaged in business development and/or strategic discussions with industry participants. This includes contacts with over 200 companies regarding potential global and regional vecabrutinib partnerships, as well as a number of discussions with companies about strategic transactions.

Sunesis had been developing its lead product candidate, vecabrutinib, in a phase 1b/2 clinical trial to assess safety and activity in patients with chronic lymphocytic leukemia (“CLL”) and other advanced B-cell malignancies after two or more prior therapies, including ibrutinib and another covalent BTK inhibitor where approved for the disease. Sunesis completed dose escalation up to 500mg twice daily in the Phase 1b portion of the study.

On June 17, 2020, at a special telephonic meeting, the Sunesis Board discussed the results of the vecabrutinib Phase 1b study and determined that the totality of the data did not support advancing into the Phase 2 portion of the current study.

On June 23, 2020, Sunesis announced the decision to not advance vecabrutinib into the planned Phase 2 portion of the Phase 1b/2 trial in adults with relapsed/refractory CLL and other B-cell malignancies. Sunesis announced plans to evaluate the best path forward for vecabrutinib and focus resources on its PDK1 program.

On June 24, 2020, at a regularly scheduled board meeting, the Sunesis Board discussed its PDK1 program, potential cost saving measures to preserve cash, including a potential reduction in force, status of ongoing discussions with parties for potential strategic transactions, including potential mergers or acquisitions and, relatedly, the need to engage a financial advisor to assist the Sunesis Board in evaluating such potential transactions. Following this board meeting, at the direction of the Sunesis Board, Sunesis management held discussions with three potential financial advisors with expertise in mergers and acquisitions in the biotechnology industry.

On July 6, 2020, at a special telephonic meeting, the Sunesis Board discussed its PDK1 inhibitor SNS-510, potential financing, and approved a reduction in force to preserve cash and provide sufficient headcount for the organization. In addition, the Sunesis Board considered the engagement of a financial advisor to aid in the evaluation of strategic alternatives. The Sunesis Board authorized management to negotiate and execute an engagement letter with MTS Health Partners, L.P. (“MTS Health Partners”) to serve as Sunesis’s financial advisor because it is nationally recognized in the healthcare industry as having investment banking professionals with significant experience in healthcare investment banking and merger and acquisition transactions, including transactions similar to the Merger.

On July 7, 2020 Sunesis announced a reduction in workforce of approximately 30% of its headcount to preserve cash in order to focus on development of PDK1 inhibitor SNS-510. In addition, Sunesis announced plans to review strategic alternatives to maximize stockholder value that included potential asset in-licensing, partnering, mergers and acquisitions. Separately, MTS Health Partners provided Sunesis management with a list of 142 potential strategic counterparties, which included several private oncology companies backed by venture capital firms and family offices and public, ex-U.S.-listed oncology companies.

On July 21, 2020, at a special telephonic board meeting, the Sunesis Board discussed Sunesis’s financing goals and potential structures. The Sunesis Board authorized Sunesis to explore a public offering of common stock, preferred stock, debt, and/or warrants.

On July 27, 2020, the Sunesis Board approved by unanimous written consent the repayment of the Silicon Valley Bank loan, with outstanding indebtedness in the aggregate amount of approximately $5.7 million.

On July 28, 2020, Sunesis announced a proposed offering of common stock to fund the ongoing development of the PDK1 inhibitor SNS-510 and other general corporate purposes.

On July 29, 2020, Sunesis announced the pricing of its public offering, raising approximately $12.6 million in net proceeds.

Over the course of the strategic review activities from July 7, 2020 through September 5, 2020, Sunesis, with the assistance of MTS Health Partners, contacted, or had discussions with, sixteen companies regarding a potential a merger or acquisition, executed confidential disclosure agreements (“CDAs”) with ten companies, and received from, or provided to, six companies preliminary proposals.

Out of this review, three leading merger candidates emerged: Party A, Party B and Party C. Sunesis had entered CDAs, none of which included a standstill provision or a don’t ask, don’t waive clause, with each of these companies: Party A on July 17, 2020; Party B on July 27, 2020; and Party C on July 17, 2020.

On August 4, 2020, Sunesis executed an engagement letter with MTS Health Partners.

That same day, Sunesis received an initial non-binding term sheet from Party A proposing a merger of the two entities. Party A proposed a post-closing ownership split of 50% and 50% for Party A and Sunesis, respectively, whereby Sunesis would issue approximately 19.9% of common stock in an upfront payment, along with convertible preferred stock with a face amount of $40.0 million and maturity of 10 years, convertible into 30% of common shares as of signing date. The initial non-binding term sheet also proposed for Sunesis to pay Party A 25% of any relicensing upfront, milestone, and royalty payments to a third party following the closing, and for Sunesis to pay Party A $10.0 million upon FDA approval of the first two programs in the Party A pipeline at closing.

On August 5, 2020, Sunesis management discussed the proposal received from Party A with MTS Health Partners, and Sunesis management determined to reply to Party A to remove the convertible preferred stock and milestone payments components of the proposal for the purposes of a simpler transaction structure. Sunesis management followed up with Party A on the same day and discussed the submission of a revised proposal without the convertible preferred stock and milestone payment components.

On August 12, 2020, Party A submitted a revised proposal to Sunesis which included a post-closing ownership split of 50% and 50% between the parties, a shift from the prior structure which included the issuance of convertible preferred stock and a milestone payment. On August 13, 2020, MTS Heath Partners also received indication through Party A’s financial advisor that the 50% post-closing ownership split would be the most favorable terms that Party A would be willing to offer to Sunesis.

On August 17, 2020, the Sunesis Board approved by unanimous written consent a reverse stock split of Sunesis’s outstanding capital stock and the corresponding amendment to Sunesis’s amended and restated certificate of incorporation. The reverse stock split was effected by Sunesis in accordance with the authorization given, and within the split ratio range adopted, by Sunesis stockholders at the 2020 annual stockholder meeting held on June 16, 2020.

On August 20, 2020, Sunesis received an initial non-binding term sheet from Party B proposing a merger between the two entities. Party B proposed a post-closing ownership split of 65% for Party B and 35% for Sunesis. Party B also proposed a concurrent financing of $20-25 million of the combined entity would be consummated following the signing of a definitive agreement.

On August 21, 2020, Party C submitted an initial proposal, which included a post-closing ownership split of 79% for Party C and 21% for Sunesis. The proposal also assumed a concurrent financing of $40.0 million by Party C would be consummated.

Sunesis management asked both Party B and Party C to improve their proposals before the Sunesis Board’s next meeting.

On September 3, 2020, Party B submitted a revised proposal to Sunesis, which included a post-closing ownership split of 60% for Party B and 40% for Sunesis.

On September 3, 2020, Party C submitted a revised proposal, which included a post-closing ownership split of 77% for Party C and 23% for Sunesis. The proposal also assumed a concurrent financing of $60.0 million by Party C would be consummated.

On September 4, 2020, at a special telephonic meeting, the Sunesis Board met in consultation with Sunesis management and representatives of Cooley LLP (“Cooley”), its outside legal advisors, and MTS Health Partners to review the status of the strategic process. The main focus of the discussion was the proposals from Party A, Party B and Party C. To guide the discussion, MTS Health Partners and Sunesis management presented analysis of the pro forma cash flow needs with respect to each of the proposed transactions based first on cash flow projections and financing assumptions as provided by the respective counterparties, as well as Sunesis’s view of the projected costs along with resulting pro forma financing needs through the achievement of key milestones. In addition, MTS and Sunesis management reviewed detailed qualitative assessments of each business, including a detailed consideration of merits and considerations of each potential party. Following the discussion, the Sunesis Board directed management and MTS Health Partners to conduct further review of Party A, Party B and Party C, and to continue outreach to a broader group of parties.

Between September 4, 2020 and September 16, 2020, Sunesis conducted ongoing diligence with Party A, Party B and Party C, focusing on the ability of each counterparty to obtain financing. Sunesis also explored a reverse merger opportunity with Party D, with which Sunesis had previous discussions in 2019 and early 2020. On September 5, 2020, Party D provided a preliminary equity split proposal of 89% for Party D and 11% for Sunesis, but ultimately declined to move forward to focus on its own business and other financing opportunities.

On September 16, 2020, at a regularly scheduled board meeting, the Sunesis Board met in consultation with Sunesis management and representatives of Cooley and MTS Health Partners to discuss the status of the ongoing strategic outreach, particularly with regards to the ongoing diligence of Party A, Party B, and Party C. A representative of MTS Health Partners provided an update on the term sheets and proposals of the three counterparties. The proposals of each of Party A, Party B and Party C remained unchanged from their prior proposals. The Sunesis Board concluded that the lack of certainty around the ability to obtain necessary financing remained a key concern with each of Party A, Party B and Party C, and therefore instructed Sunesis management to expand its outreach to companies with access to capital or adequately funded balance sheets.

Following the meeting on September 16, 2020, and in accordance with the directions from the Sunesis Board, Sunesis management and MTS Health Partners identified and reached out to potential counterparties to a merger transaction based on the criteria discussed at the board meeting. During this process, MTS Health Partners and Sunesis management had discussions with nine additional parties, of which seven entered into a CDA, including Party E and Viracta Therapeutics, Inc. None of the CDAs, including those with Party E and Viracta, included a standstill provision or a don’t ask, don’t waive clause.

Between September 16, 2020 and October 7, 2020, Party E and Viracta engaged in discussions with Sunesis regarding a potential strategic transaction.

Party E and Sunesis entered into a CDA on September 16, 2020, and Sunesis granted Party E access to the virtual data room on September 25, 2020.

Also, on September 25, 2020, Party E sent Sunesis a non-binding indication of interest. This indication of interest included a post-closing ownership split of 85% and 15% for Party E and Sunesis, respectively, based on a Sunesis valuation of $27.0 million, of which $15.0 million was attributed to cash, and the remaining $12.0 million was the value of a public company designation, plus any value Sunesis could receive for its assets during the pre-closing period. The proposal also assumed a $50.0 million concurrent financing by Party E.

On September 30, 2020, a Sunesis stockholder reached out to Sunesis recommending that Sunesis consider Viracta as a potential counterparty for a strategic transaction. Sunesis subsequently contacted Viracta and entered into a CDA with Viracta on October 1, 2020.

On October 2, 2020, Sunesis responded to Party E’s non-binding indication of interest. Sunesis’s revised proposal included a post-closing ownership split of 80% and 20% for Party E and Sunesis, respectively, based on a Sunesis valuation of $31.3 million, of which $19.3 million was attributed to cash and the remaining $12.0 million was attributed to the value of a public company designation, plus any value Sunesis could receive for its assets. The proposal also included a $50.0 million concurrent financing by Party E.

On October 3, 2020, Sunesis sent Viracta a non-binding indication of interest. In this proposal, a mechanism to calculate pro forma ownership based on the valuation of Viracta’s ongoing financing efforts was proposed. The proposal valued Sunesis at $34.0 million, of which $19.0 million was attributed to cash, $5.0 million was attributed to the value of a public company designation, and $10.0 million was attributed to the value of Sunesis’s assets. The proposal provided a 30% step-up to Viracta’s post-money equity valuation, following its contemplated private financing round.

Sunesis was provided access to the Viracta virtual data room on October 4, 2020.

Viracta was provided access to the Sunesis virtual data room on October 5, 2020.

On October 5, 2020, Party E sent Sunesis a non-binding term sheet. The proposal included a post-closing ownership split of 82% and 18% for Party E and Sunesis, respectively, based on a Sunesis valuation of $31.3 million, of which $19.3 million was attributed to cash and $12.0 million was attributed to the value of a public company designation, plus any value Sunesis could receive for its assets. The proposal included a $50.0 million concurrent financing by Party E. The proposal also included a 30-day exclusivity period (the “October 5 Term Sheet”).

On October 7, 2020, at a special telephonic meeting, the Sunesis Board met in consultation with Sunesis management and representatives of Cooley and MTS Health Partners to discuss the status of discussions with Party E and Viracta, as well as to provide an update on the status of any ongoing diligence on Party A, Party B and Party C. In consideration of the large potential upside of Party E’s platform, the transaction terms included in the October 5, 2020 Term Sheet, as well as the high probability of Party E closing a financing transaction in the near term, the Sunesis Board decided to enter exclusive discussions with Party E to pursue a potential merger transaction. The Sunesis Board also discussed the Viracta proposal but determined that the negotiations with Viracta were at an early stage and presented a lower probability of closing a transaction. The Sunesis Board therefore elected not to proceed with discussions with Viracta. Following the Sunesis Board’s resolution to enter into exclusivity with Party E, the Sunesis management informed Viracta of the Sunesis Board’s decision and halted all ongoing due diligence.

On October 7, 2020, on behalf of Sunesis, MTS Health Partners sent Party E a revised non-binding term sheet, prepared with the direction provided by the Sunesis Board. The revisions included adjustments to net cash description, equity split, and concurrent financing requirements. The terms clarified a number of items, including a post-closing ownership split of 84% and 16% for Party E and Sunesis, respectively, based on a Sunesis valuation of $27.6 million, of which $15.6 million was attributed to cash and $12.0 million was attributed to the value of a public company designation, plus any value Sunesis could receive for its assets.

On October 9, 2020, Party E sent MTS Health Partners a revised term sheet with changes to the concurrent financing and net cash definition. Later that day, MTS Health Partners was notified that Party E would be pursuing a different transaction in lieu of a transaction with Sunesis. MTS Health Partners provided updates of these developments to management of Sunesis.

On October 10, 2020, Sunesis contacted Viracta to continue discussions regarding a potential merger.

On October 13, 2020, Sunesis entered into a CDA with Party F, which did not include a standstill provision or a don’t ask, don’t waive clause.

On October 15, 2020, Viracta sent a revised non-binding indication of interest to Sunesis that provided for, among other things, a respective 87% and 13% ownership split for Viracta and Sunesis equity holders in the post-closing company, assuming a Sunesis valuation of $21.5 million, of which $14.0 million was attributed to net cash for Sunesis and $7.5 million was attributed to the value of a public company designation and its assets. Viracta’s revised proposal also assumed a $40.0 million concurrent financing by Viracta.

On October 16, 2020, Sunesis sent Viracta a non-binding term sheet, which provided for, among other things, a post-closing ownership split of 84% and 16% for Viracta and Sunesis equity holders in the post-closing company, assuming a Sunesis valuation of $30.0 million, of which $14.0 million was attributed to net cash balance for Sunesis and $16.0 million was attributed to the value of a public company designation and Sunesis’s assets (the “October 16 Offer Letter”). The term sheet also proposed a $120.0 million valuation for Viracta and used a different valuation methodology for Viracta. Rather than applying a 30% step-up to Viracta’s post-money equity value, the October 16 Offer Letter now assigned Viracta a pre-money valuation of $80.0 million, based on a $40.0 million preferred stock financing to be completed by Viracta prior to the signing of any definitive merger agreement with Sunesis and an additional $40.0 million common stock financing to be entered into substantially concurrently with entry into such definitive merger agreement and consummated prior to the closing of the proposed merger transaction.

On October 19, 2020, Party F sent a preliminary merger proposal to Sunesis. This preliminary proposal included a post-closing ownership split of 95% and 5% for Party F and Sunesis, respectively, based on a valuation of Sunesis of $31.5 million, of which $16.5 million was attributed to cash and $15.0 million was attributed to the value of a public company designation and Sunesis’s assets. The proposal also assumed a $105.0 million concurrent financing by Party F.

On October 20, 2020, Viracta sent Sunesis a revised October 16 Offer Letter that provided for an exclusivity period of 60 days.

On October 21, 2020, Sunesis sent Viracta a revised October 16 Offer Letter that provided for an exclusivity period of 20 days.

On October 21, 2020, Viracta sent Sunesis a revised non-binding term sheet, which clarified the equity split based on only a $40.0 million preferred stock financing to be completed by Viracta prior to the signing of any definitive merger agreement. The revised split was 80% and 20%, respectively, for Viracta and Sunesis equity holders in the post-closing company, with potential for adjustment if the $30.0 million common stock financing was completed by Viracta prior the closing of the proposed merger transaction. This non-binding term sheet also included a 20-day exclusivity period (the “October 21 Offer Letter”).

On October 21, 2020, at a special telephonic meeting, the Sunesis Board met in consultation with Sunesis management and representatives of Cooley and MTS Health Partners to discuss the status of discussions with Viracta and Party F. The Sunesis Board also discussed the status of Viracta’s upcoming End of Phase 2 Type B meeting with the FDA (the “Viracta FDA Meeting”) and Viracta’s ability to secure financing. The Sunesis Board decided to enter exclusive discussions for a 20-day period with Viracta to pursue a merger transaction due to the compelling profile of Viracta’s lead development program, the investor interest in Viracta, its experienced management team and the early stage of the discussion with Party F.

On October 23, 2020, Sunesis and Viracta executed the October 21 Offer Letter.

On October 28, 2020, Cooley sent Wilson Sonsini Goodrich & Rosati (“WSGR”) a draft Merger Agreement.

On October 29, 2020, Sunesis and Viracta management held a conference call to discuss the Sunesis organization and potential synergies.

On November 5, 2020, WSGR sent Cooley a revised merger agreement.

On November 6, 2020, Dayton Misfeldt, Interim Chief Executive Officer at Sunesis, and Parvinder Hyare, Senior Vice President of Commercial at Sunesis, had a call with Daniel Chevallard, Chief Financial Officer at Viracta and Michael Mueller, Senior Director, Corporate Development and Legal Affairs at Viracta, to discuss open business points in the Merger Agreement.

During the remainder of November, the parties exchanged revised drafts of the Merger Agreement and ancillary agreements and negotiated their respective terms.

Meanwhile, on November 11, 2020, Sunesis and Viracta extended the exclusivity period to November 20, 2020, and on November 13, 2020, Sunesis management held a diligence call with Viracta management to discuss the outcome and minutes of the Viracta FDA Meeting.

Between November 18, 2020, and November 27, 2020, Cooley and WSGR continued to negotiate the terms of the transaction and exchange revised drafts of the Merger Agreement. On November 25, 2020, Viracta entered into a definitive agreement for, and simultaneously completed, its $40.0 million preferred stock financing. On November 28, 2020, the Merger Agreement was finalized.

On November 29, 2020, at a special telephonic meeting, the Sunesis Board met in consultation with Sunesis management and representatives of Cooley and MTS Health Partners. A representative of Cooley reviewed with the Sunesis Board the fiduciary duties of the board members in the context of the proposed transaction. A representative of Cooley then presented an overview of the completion by Viracta of its $40.0 million preferred stock financing and Viracta’s expected entry into an upsized common stock financing of $65.0 million substantially concurrently with entry into the definitive merger agreement, to be consummated prior to the closing of the proposed merger transaction. The representative of Cooley reviewed the terms of the proposed merger transaction, including the resulting expected equity split of approximately 86% and 14%, respectively, for Viracta and Sunesis equity holders in the post-closing company as a result of applying the Exchange Ratio based on various assumptions, including Sunesis’s net cash position, the completion by Viracta of its $40.0 million preferred stock financing, and the expected entry by Viracta into an agreement for the $65.0 million common stock financing to completed by Viracta prior to the closing of the merger transaction. MTS Securities, LLC, an affiliate of MTS Health Partners, rendered its oral opinion to the Sunesis Board (which was subsequently confirmed in writing as of November 29, 2020), that, as of that date and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion and described below, the Exchange Ratio was fair, from a financial point of view, to Sunesis. After discussion, the Sunesis Board unanimously (i) determined that the merger was fair to, advisable and in the best interests of Sunesis and its stockholders, (ii) approved and declared advisable the Merger Agreement and the authorization and issuance of shares of Sunesis Common Stock to the stockholders of Viracta pursuant to the Merger Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the Sunesis stockholders vote to approve the transactions.

On November 30, 2020, the merger was publicly announced before the Nasdaq Stock Market opened for the day.

Sunesis Reasons for the Merger

At a meeting held on November 29, 2020, among other things, the Sunesis Board unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Sunesis and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Contemplated Transactions, including the authorization and issuance of shares of Sunesis Common Stock to the stockholders of Viracta pursuant to the terms of the Merger Agreement, the change of control of Sunesis, and other actions contemplated by the Merger Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Sunesis vote to approve the Sunesis Stockholder Matters.

The Sunesis Board considered the following reasons in reaching its conclusion to approve the Merger Agreement and the Merger, all of which the Sunesis Board viewed as supporting its decision to approve the business combination with Viracta:

•

the Sunesis Board, with the assistance of its advisors, undertook a comprehensive and thorough process of reviewing and analyzing potential strategic transactions, including strategic mergers and acquisitions, asset acquisitions and reverse mergers, to identify the opportunity that would, in the Sunesis Board’s opinion, create the most value for Sunesis’s stockholders;

•

the Sunesis Board believes that, as a result of arm’s length negotiations with Viracta, Sunesis and its representatives negotiated the most favorable Exchange Ratio for Sunesis shareholders that Viracta was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Sunesis in the aggregate to which Viracta was willing to agree;

•

the Sunesis Board believes, after a thorough review of strategic alternatives and discussions with Sunesis senior management, financial advisors and legal counsel, that the Merger is more favorable to Sunesis’s stockholders than the potential value that might have resulted from other strategic options available to Sunesis, including a liquidation of Sunesis and the distribution of any available cash;

•

the Sunesis Board believes, based in part on a scientific diligence and analysis process conducted over several weeks by Sunesis’s management and reviewed with the Sunesis Board, that with respect to Viracta’s product pipeline and the potential market opportunity for Viracta’s product candidate, Viracta’s product candidate has a path to FDA approval and a sizeable potential market opportunity, and may thereby create value for the stockholders of the combined organization and an opportunity for Sunesis’s stockholders to participate in the potential growth of the combined organization;

•

the Sunesis Board also reviewed with the management of Sunesis the current plans of Viracta for developing nanatinostat for treatment of Epstein Barr Virus-positive lymphoma malignancies to confirm the likelihood that the combined company would possess sufficient financial resources to allow the management team to focus on the continued development and anticipated commercialization of nanatinostat;

•

the Sunesis Board also considered the possibility that the combined company would be able to take advantage of the potential benefits resulting from the combination of Sunesis’s public company structure with Viracta’s business to raise additional funds in the future, if necessary;

•

the Sunesis Board also considered the strength of the balance sheet of the combined company, which includes the cash that Viracta currently holds, plus the gross proceeds from the Pre-Closing Financing expected to be approximately $65 million, in addition to the cash that Sunesis is expected to have in connection with the consummation of the Merger;

•

the Sunesis Board also considered that the combined company will be led by an experienced industry chief executive and a board of directors with representation from the current boards of directors of Sunesis and Viracta; and

•

the Sunesis Board considered the opinion of MTS Securities, LLC, rendered orally to the Sunesis Board on November 29, 2020 (and subsequently confirmed in writing as of November 29, 2020), that, as of that date and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion, the Exchange Ratio (as defined in the draft of the Merger Agreement reviewed by MTS Securities, LLC as of such date) was fair, from a financial point of view, to Sunesis, as more fully described below under the caption “The Merger—Opinion of Sunesis’s Financial Advisor”.

The Sunesis Board also reviewed various reasons impacting the financial condition, results of operations and prospects of Sunesis, including:

•

the risks associated with SNS-510 and vecabrutinib becoming commercially viable programs due to preclinical and clinical data produced to date, the competitive landscape among BTK inhibitors and the inherent technical risks of early stage programs;

•

the consequences of Sunesis’s decision not to advance vecabrutinib, a selective non-covalent inhibitor of Bruton’s Tyrosine Kinase, in the planned Phase 2 portion of the Phase 1b/2 trial due to insufficient activity in BTK inhibitor-resistant disease, the likelihood that Sunesis’s prospects as a stand-alone company were unlikely to change for the benefit of Sunesis’s stockholders in the foreseeable future;

•	the risks associated with addressing expected toxicities associated with PI3K inhibitors through dose regimen optimization in the development of SNS-510 as well as achieving an acceptable dose;

•

the risks associated with the need to obtain substantial amounts of financing to continue its operations and to continue the development of its SNS-510 PDK1 inhibitor program if Sunesis were to remain an independent company;

•	the risks associated with not achieving milestones with Sunesis’s partnered programs due to technical challenges, Sunesis’s partner’s shift in strategic priorities, or other reasons;

•

the risks and delays associated with, and uncertain value and costs to Sunesis’s stockholders of, liquidating Sunesis, including, without limitation, the uncertainties of continuing cash burn while contingent liabilities are resolved and uncertainty of timing of release of cash until contingent liabilities are resolved; and

•

the fact that the estimated return to stockholders of Sunesis in a potential liquidation of Sunesis would result in a payment of approximately $1.31 per share of Sunesis Common Stock (based on Sunesis’s management’s projections for a valuation of a potential monetization of the Day One Agreement as well as an estimated monetization value of the Equity Stake), representing approximately $0.25 less per share than the implied value of the Exchange Ratio on a per share basis.

The Sunesis Board also reviewed the terms and conditions of the Merger Agreement and related transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:

•

the initial estimated Exchange Ratio used to establish the number of shares of Sunesis Common Stock to be issued to Viracta’s stockholders in the Merger was determined based on the relative valuations of Sunesis and Viracta, and thus the relative percentage ownership of Sunesis’s stockholders and Viracta’s stockholders immediately following the completion of the Merger is subject to change based on the amount of Sunesis Net Cash to the extent below $13.5 million or above $14.5 million;

•

the limited number and nature of the conditions to Viracta’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

•

the respective rights of, and limitations on, Sunesis and Viracta under the Merger Agreement to consider certain unsolicited Acquisition Proposals under certain circumstances should Sunesis or Viracta receive a superior offer;

•

the reasonableness of the potential termination fee of up to $1.5 million and related reimbursement of certain transaction expenses capped at $250,000, which could become payable by Sunesis to Viracta if the Merger Agreement is terminated in certain circumstances;

•

the support agreements, pursuant to which certain directors, officers and stockholders of Sunesis and Viracta have agreed, solely in their capacity as stockholders of Sunesis and Viracta, respectively, to vote all of their shares of Sunesis Common Stock or Viracta Capital Stock in favor of the approval or adoption, respectively, of the Merger Agreement;

•

the agreement of Viracta to provide the written consent of Viracta stockholders necessary to adopt the Merger Agreement thereby approving the Merger and related transactions within five business days of this Registration Statement becoming effective; and

•

the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Sunesis Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

•

(i) the $1.5 million termination fee payable by Sunesis to Viracta upon the termination of the Merger Agreement in certain circumstances, (ii) the $3.0 million termination fee payable by Viracta to Sunesis in the event of a termination of the Merger Agreement by Viracta in connection with its entering into a definitive agreement in connection with a superior offer, (iii) up to $250,000 in expense reimbursement payable by Sunesis to Viracta in the event of a termination of the Merger Agreement by Sunesis in certain circumstances, and (iv) the potential effect of the fees describe in clauses (i)—(iii) in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Sunesis’s stockholders;

•	the substantial expenses to be incurred in connection with the Merger, including the costs associated with any related litigation;

•	the possible volatility, at least in the short term, of the trading price of Sunesis Common Stock resulting from the announcement of the Merger;

•

the risk that the Merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Merger or delay or failure to complete the Merger on the reputation of Sunesis;

•

the likely detrimental effect on Sunesis’s cash position, stock price and ability to initiate another process and to successfully complete an alternative transaction should the Merger not be completed;

•

the risk to Sunesis’s business, operations and financial results in the event that the Merger is not consummated, including the diminution of Sunesis’s cash and the significant challenges associated with the need to raise additional capital through the public or private sale of equity securities;

•	the likelihood of disruptive stockholder litigation following announcement of the Merger;

•	the early-stage clinical data of Viracta’s product candidates, which, in the future, may not be successfully developed into products that are marketed and sold;

•

the strategic direction of the combined company following the completion of the Merger, which will be determined by a board of directors initially comprised of a majority of the directors designated by Viracta; and

•

various other risks associated with the combined organization and the Merger, including those described in the section titled “Risk Factors” beginning on page 30 of this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the Sunesis Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Sunesis Board. In view of the wide variety of reasons considered in connection with its evaluation of the Merger and the complexity of these matters, the Sunesis Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these reasons. In considering the reasons described above, individual members of the Sunesis Board may have given different weight to different reasons. The Sunesis Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Sunesis’s management team and the legal and financial advisors of Sunesis, and considered the reasons overall to be favorable to, and to support, its determination.

Viracta Reasons for the Merger

In the course of reaching its decision to approve the Merger, Viracta’s Board consulted with its senior management, advisors and legal counsel, reviewed a significant amount of information and considered numerous reasons and factors:

•

Viracta’s need for capital to support the clinical development of its product candidates and the potential to access public market capital, including sources of capital from a broader range of investors than it could otherwise obtain if it continued to operate as a privately-held company;

•

Viracta’s belief that the combined organization’s cash and cash equivalents at the closing of the Merger will be sufficient to enable Viracta to advance its pipeline development and to fund the combined organization for several years;

•	the expectation that the Merger would be a more time- and cost-effective means to access capital than other options considered;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•

the fact that shares of Sunesis Common Stock issued to Viracta stockholders will be registered pursuant to a registration statement on Form S-4 by Sunesis and will become freely tradable by Viracta’s stockholders who are not affiliates of Viracta and who are not parties to lock-up agreements;

•

the availability of appraisal rights under the DGCL to holders of Viracta’s capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Viracta capital stock as determined by the Delaware Court of Chancery;

•	the likelihood that the Merger will be consummated on a timely basis; and

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:

•

the determination that the Exchange Ratio (subject to adjustment based upon the proceeds from the Pre-Closing Financing and Sunesis Net Cash) that is not subject to adjustment based on trading prices is appropriate to reflect the expected relative percentage ownership of Sunesis’s stockholders and Viracta’s stockholders (including the Viracta stockholders purchasing shares sold in the Pre-Closing Financing) based on the judgment of the Viracta Board;

•

the expectation that the Merger will qualify as a transaction described under Section 368(a) of the Code for U.S. federal income tax purposes, with the result that Viracta’s stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Viracta Common Stock for Sunesis Common Stock pursuant to the Merger;

•	the rights of Viracta under the Merger Agreement to consider certain unsolicited competing proposals under certain circumstances should Viracta receive a Superior Proposal;

•

the support agreements, pursuant to which certain directors, officers and stockholders of Viracta and Sunesis, respectively, have agreed, solely in their capacity as stockholders of Viracta and Sunesis, respectively, to vote all of their shares of Viracta capital stock or Sunesis Common Stock in favor of the adoption or approval, respectively, of the Merger Agreement and against competing transactions;

•

the conclusion of the Viracta Board that the potential termination fee of $1.5 million, or $3.0 million under certain circumstances, and/or expense reimbursements of up to $250,000, payable by Viracta to Sunesis and the circumstances when such fee may be payable, were reasonable; and

•

the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction.

The Viracta Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the Contemplated Transactions, including the following:

•

the risk that the Merger might not be completed in a timely manner, or at all, and the potential adverse effect of the public announcement of the Merger or delay or failure to complete the Merger on the reputation of Viracta and the ability of Viracta to obtain financing in the future;

•

the termination fee of $1.5 million, or $3.0 million under certain circumstances, payable by Viracta to Sunesis upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to Viracta’s stockholders;

•	the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the companies;

•	the additional public company expenses and obligations that Viracta’s business will be subject to following the Merger to which it has not previously been subject;

•	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the Merger and the potential risk of liabilities that may arise post-closing; and

•

various other risks associated with Viracta and the Merger, including the risks described in the section entitled “Risk Factors” beginning on page 30 of this proxy statement/prospectus/information statement.

The foregoing reasons and factors considered by the Viracta Board are not intended to be exhaustive but are believed to include all of the material reasons and factors considered by the Viracta Board. In view of the wide variety of reasons and factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Viracta Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these reasons and factors. In considering the reasons and factors described above, individual members of the Viracta Board may have given different weight to different reasons and factors. The Viracta Board conducted an overall analysis of the reasons and factors described above, including thorough discussions with, and questioning of, Viracta’s management and Viracta’s legal advisors, and considered the reasons and factors overall to be favorable to, and to support, its determination.

Opinion of Sunesis’s Financial Advisor

Sunesis retained MTS Health Partners, L.P. as its financial advisor in connection with the Merger. On November 29, 2020, MTS Securities, LLC, an affiliate of MTS Health Partners, L.P., rendered its oral opinion to the Sunesis Board (which was subsequently confirmed in writing as of November 29, 2020), that, as of that date and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion and described below, the Exchange Ratio (as defined in the draft of the Merger Agreement reviewed by MTS Securities, LLC as of such date) was fair, from a financial point of view, to Sunesis. References to MTS in the remainder of this section refer to MTS Securities, LLC.

The full text of the MTS Opinion sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS in connection with its opinion. The MTS Opinion is attached as Annex B to the accompanying proxy statement/prospectus/information statement and is incorporated herein by reference. The summary of the MTS Opinion set forth in this proxy statement/prospectus/information statement is qualified in its entirety by reference to the full text of the MTS Opinion. We urge you to read carefully the MTS Opinion, together with the summary thereof in this proxy statement/prospectus/information statement, in its entirety.

MTS provided its opinion for the information and assistance of the Sunesis Board in connection with its consideration of the Merger. The MTS Opinion addressed solely the fairness, from a financial point of view, of the Exchange Ratio, to Sunesis and does not address any other aspect or implication of the Merger. The MTS Opinion was not a recommendation to the Sunesis Board or any stockholder of Sunesis as to how to vote or to take any other action in connection with the Merger.

In the course of performing its review and analyses for rendering the opinion described above, MTS:

(i)

reviewed the financial terms of a draft copy of the merger agreement, dated as of November 26, 2020, which was the most recent draft made available to MTS prior to the time it rendered its oral opinion (the “draft merger agreement”);

(ii)	reviewed certain publicly available business and financial information concerning each of Sunesis and Viracta and the industries in which it operates;

(iii)

reviewed certain internal financial analyses and forecasts relating to Sunesis’s business (which is primarily related to the Day One Agreement) prepared by and provided to MTS by the management of Sunesis (the “Sunesis Projections”) and certain internal financial analyses and forecasts relating to Viracta’s business prepared by and provided to MTS by the management of Sunesis (the “Go-Forward Projections” and, together with the Sunesis Projections, the “Projections”), which Go-Forward Projections reflected adjustments made by the management of Sunesis to certain financial analyses and forecasts relating to Viracta’s business prepared by management of Viracta and provided to Sunesis;

(iv)

conducted discussions with members of senior management and representatives of Sunesis and Viracta concerning the matters described in clauses (ii)-(iii) above and any other matters deemed relevant by MTS;

(v)	reviewed and analyzed the reported current and historical prices and trading history of shares of Sunesis Common Stock;

(vi)

reviewed and analyzed, in light of the business, operations and assets of Sunesis, the cash consideration that would likely be received by the holders of Sunesis Common Stock if Sunesis were to undergo a liquidation, including after giving effect to monetization of its remaining assets;

(vii)	reviewed and analyzed, based on the Go-Forward Projections, the cash flows to be generated by Viracta to determine the present value of Viracta’s discounted cash flows;

(viii)	compared the financial performance of Viracta with corresponding data for certain publicly traded companies that MTS deemed relevant in evaluating Viracta;

(ix)	reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that MTS deemed relevant in evaluating Viracta;

(x)	reviewed and analyzed certain publicly available financial and other information of certain publicly traded companies that MTS deemed relevant; and

(xi)	performed such other financial studies, analyses and investigations and considered such other information as MTS deemed appropriate for the purposes of its opinion.

In arriving at its opinion, MTS assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by MTS and upon the assurances of the management of Sunesis and Viracta, respectively, that they are not aware of any material relevant developments or matters related to Sunesis or Viracta or that may affect the Merger or the other transactions contemplated by the Merger Agreement that were omitted or that remained undisclosed to MTS. The MTS Opinion does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which MTS understood that Sunesis had obtained such advice as it deemed necessary from other advisors, and MTS relied, with the consent of the Sunesis Board, on any assessments made by such advisors to Sunesis with respect to such matters. Without limiting the foregoing, MTS did not consider any tax effects of the Merger or the other transactions contemplated by the Merger Agreement or the transaction structure on any person or entity. MTS did not conduct any independent verification of the Projections and expressed no view as to the Projections or the assumptions on which they were based. Without limiting the generality of the foregoing, with respect to the Projections, MTS assumed, with the consent of the Sunesis Board, and based upon discussions with the management of Sunesis, that they were reasonably prepared in good faith and that the Sunesis Projections and the Go-Forward Projections reflected the best then-currently available estimates and judgments of the management of Sunesis as to the future results of operations and financial performance of, and impact of the effects of the coronavirus pandemic (COVID-19) and related events on, Sunesis and Viracta, respectively.

In arriving at its opinion, MTS made no analysis of, and expressed no opinion as to, the adequacy of the reserves of Sunesis or Viracta, and relied upon information supplied to MTS by Sunesis as to such adequacy. In addition, MTS did not make any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of Sunesis or Viracta or any of their respective subsidiaries, and MTS was not furnished with any such evaluations or appraisals, nor did MTS evaluate the solvency of Sunesis, Viracta or any other entity or business under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by MTS in connection with the MTS Opinion were going-concern analyses with respect to Viracta. With respect to Sunesis, based on the present operations of Sunesis and at the direction of Sunesis, MTS used the liquidation value of Sunesis as provided to MTS. MTS expressed no opinion regarding the liquidation value of Viracta, Sunesis or any other entity. MTS assumed that there have been no material changes in the assets, financial condition, business or prospects of Sunesis or Viracta since the date of the most recent relevant financial statements or financial information made available to MTS. Without limiting the generality of the foregoing, MTS undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Sunesis, Viracta or any of their respective affiliates is a party or may be subject, and, at the direction of Sunesis, the MTS Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. MTS also assumed that neither Sunesis nor Viracta nor any of their respective affiliates is party to any material pending transaction that had not been disclosed to MTS, including any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger and the other transactions contemplated by the Merger Agreement. In addition, MTS did not conduct, nor did MTS assume any obligation to conduct, any physical inspection of the properties or facilities of Sunesis or Viracta. MTS did not consider any potential legislative or regulatory changes then-currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

MTS assumed that the representations and warranties of each party contained in the Merger Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and any other agreement contemplated thereby, all conditions to the consummation of the Merger will be satisfied without waiver thereof and the Merger and the other transactions contemplated by the Merger Agreement will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement thereof. MTS assumed that the final form of the Merger Agreement will be, in all respects relevant to its analysis, identical to the draft merger agreement. MTS also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Merger and the other transactions contemplated by the Merger Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on Sunesis, Viracta or the benefits to be realized as a result of the Merger and the other transactions contemplated by the Merger Agreement.

For purposes of the MTS Opinion, MTS assumed, at the direction of and with the consent of Sunesis management and with the consent of the Sunesis Board, that the only material assets of Sunesis are the Sunesis Net Cash, any proceeds of monetization of the Day One Agreement and the Equity Stake, that no other assets of Sunesis have any material value and that Sunesis does not, and does not intend to, engage in any activity that may result in the generation of any revenue other than the receipt of royalties and/or proceeds from the Day One Agreement. MTS assumed, based on the direction of and with the consent of Sunesis management and with the consent of the Sunesis Board, and based on the commitments obtained by Viracta, that the amount of gross proceeds from the Pre-Closing Financing will be $65.0 million. MTS further assumed, at the direction of Sunesis, that any terms of the Merger Agreement directly or indirectly providing for the adjustment to the Exchange Ratio will not result in any adjustment to the Exchange Ratio. Without limiting the foregoing, MTS further assumed for purposes of any adjustment to the Exchange Ratio, at the direction of Sunesis, that Sunesis Net Cash is expected to be between $13.5 million and $14.5 million. The MTS Opinion does not address any amounts or consideration to be received by, or to be paid or not paid, to holders of the Dissenting Shares (as defined in the Merger Agreement) in connection with the Merger other than the Exchange Ratio.

The MTS Opinion is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to MTS, as of the date of the MTS Opinion. It should be understood that, although subsequent developments may affect the conclusion reached in the MTS Opinion, MTS does not have any obligation to update, revise or reaffirm the MTS Opinion. The MTS Opinion addresses solely the fairness, from a financial point of view and as of the date thereof, to Sunesis of the Exchange Ratio and does not address any other terms in the Merger Agreement or any other agreement contemplated by the Merger Agreement or relating to the Merger or any other aspect or implication of the Merger, including, without limitation, the form or structure of the Merger, the Pre-Closing Financing, the other transactions contemplated by the Merger Agreement or the fairness of the Merger or the Exchange Ratio to any constituency of Sunesis. The MTS Opinion does not address Sunesis’s underlying business decision to proceed with the Merger and the other transactions contemplated by the Merger Agreement or the relative merits of the Merger and such other transactions compared to other alternatives available to Sunesis. MTS expressed no opinion as to the prices or ranges of prices at which shares or other securities of any person, including Sunesis or Viracta, will trade at any time, including following the announcement or consummation of the Merger and the other transactions contemplated by the Merger Agreement. MTS was not requested to opine as to, and the MTS Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger and the other transactions contemplated by the Merger Agreement, or any class of such persons, relative to the consideration to be received in connection with the Merger or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, MTS employed generally accepted valuation methods in reaching its opinion. The issuance of the MTS Opinion was approved by an opinion committee of MTS.

Summary of Financial Analysis

MTS performed a variety of financial analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, MTS considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions MTS reached were based on all the analyses and factors presented, taken as a whole, and also on application of MTS’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. MTS therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses. No company or transaction used in any analysis for purposes of comparison was identical to Sunesis or Viracta. Accordingly, an analysis of the results of the comparisons was not mathematical; rather, it involved complex considerations and judgments about differences in the companies and transactions to which Sunesis and Viracta were compared and other factors that could affect the public trading value or transaction value of the companies. Furthermore, MTS believes that the summary provided and the analyses described below must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS’s analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below should not be taken to be the view of MTS with respect to the actual value of Sunesis, Sunesis Common Stock, Viracta or Viracta Capital Stock.

Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of the corresponding summaries and are alone not a complete description of the financial analyses performed by MTS. Considering the data in the tables below without considering the corresponding full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of the financial analyses performed by MTS.

In performing its analyses, MTS made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, all of which are beyond MTS’s control and many of which are beyond the control of Sunesis and/or Viracta. Any estimates used by MTS in its analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

MTS performed standalone valuation analyses of both Sunesis and Viracta using a variety of valuation methodologies, as described below. MTS then performed a relative valuation analysis in order to compare the aggregate value exchange ratio implied by the Exchange Ratio to the range of aggregate value exchange ratios implied based on the respective standalone valuation ranges. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 25, 2020 and is not necessarily indicative of current market conditions.

Sunesis Valuation Analysis

Liquidation Analysis

As noted above, at the direction of Sunesis, MTS assumed that the only material assets of Sunesis were its cash and any proceeds of monetization of the Day One Agreement and the Equity Stake, that no other assets of Sunesis have any material value and that Sunesis does not currently, and does not intend in the future to, conduct any activity that may result in the generation of revenue other than the receipt of royalties and/or proceeds from the Day One Agreement. Sunesis instructed MTS to assign meaningful value only to Sunesis Net Cash, the Day One Agreement and the Equity Stake, and Sunesis’s management provided projections for a valuation of a potential monetization of the Day One Agreement as well as an estimated monetization value of the Equity Stake. In connection therewith, MTS was advised by Sunesis that the Day One Agreement and the Equity Stake alone are not sufficient to support Sunesis as a standalone entity going forward, and based on such direction from Sunesis and with the consent of the Sunesis Board, MTS analyzed the relevant intrinsic valuation of Sunesis solely using a liquidation analysis, which includes the monetization of the foregoing assets to estimate a sum-of-the-parts value in a potential liquidation. Correspondingly, MTS reviewed and relied upon the Sunesis Projections for purposes of a liquidation analysis to value Sunesis.

MTS computed the total equity value of Sunesis on a liquidation, prior to monetization of assets, to be approximately $18.2 million, calculated as approximately $26.0 million of cash as of September 30, 2020, less wind-down costs of approximately $7.8 million, as compared to the then current market capitalization of Sunesis as of the signing of the Merger Agreement of approximately $27.0 million. The analysis assumed a liquidation date of March 31, 2021, that all wind-down costs were paid in full, that all remaining licenses were terminated, that employees were severed by December 31, 2020, with an appointed trustee to facilitate wind-down until the liquidation date, that all employee-related restructuring and severance costs are paid in full, and, to be conservative, that no funds were retained in reserve for unknown or contingent liabilities. Based on projections provided by Sunesis, MTS computed the estimated monetization of the Day One Agreement to be approximately $6.4 million and the estimated monetization of the Equity Stake to be $581,100. Based on the foregoing, MTS estimated a sum-of-the-parts value of approximately $25.1 million to Sunesis stockholders in a potential liquidation, or $1.31 per share.

Historical Stock Price Performance

MTS also reviewed for informational purposes only the total equity value of Sunesis based on the share price trading history of Sunesis Common Stock for the period beginning on November 25, 2019 and ending on November 25, 2020. During this period, shares of Sunesis Common Stock traded as low as $1.12 per share and as high as $11.30 per share, compared to the closing price of Sunesis Common Stock on November 25, 2020 of $1.41 per share. In addition, MTS reviewed the volume-weighted average trading price (“VWAP”) over the five trading day, 10 trading day, 20 trading day, 60 trading day, six-month and 12-month periods ending on November 25, 2020. These VWAPs are set forth in the table below.

Trading Period	VWAP
5 Trading Day	$1.33
10 Trading Day	$1.29
20 Trading Day	$1.23
60 Trading Day	$1.40
6 Months	$2.59
12 Months	$2.91

Sunesis instructed MTS to ascribe no value to Sunesis’s ongoing operations for the purposes of valuing Sunesis. Therefore, the liquidation analysis was relied on by MTS for valuation purposes. The share price trading history and volume weighted average trading prices were provided to the Sunesis Board for informational purposes only and were not relied upon by MTS for valuation purposes.

Viracta Valuation Analysis

MTS analyzed the valuation of Viracta using three different methodologies: a discounted cash flow analysis, a public trading comparable companies analysis and an analysis of initial public offerings of companies MTS deemed relevant. The results of each of these analyses are summarized below.

Discounted Cash Flow Analysis

MTS calculated the present value of the cash flows to be generated by Viracta during the period beginning on March 31, 2021 and ending on December 31, 2040 based on the Go-Forward Projections prepared by Sunesis’s management. At the direction of Sunesis, MTS conducted certain sensitivity analyses in connection with this discounted cash flow analysis using ranges of: (i) revenue achievement of 75% to 125%, as provided by Sunesis’s management; (ii) cumulative regulatory probability of success in lymphoma with respect to Viracta’s lead asset (“Lymphoma Cumulative Probability of Success”) of 20% to 40%, as provided by Sunesis’s management; and (iii) peak penetration of the addressable U.S. lymphoma market (“U.S. Lymphoma Peak Penetration”) equal to 25% to 45%, as provided by Sunesis’s management; as discounted back to March 31, 2021 based upon a weighted average cost of capital of 11% to 13%, reflecting estimates of Viracta’s weighted average cost of capital, based upon MTS’s analysis of the cost of capital for Viracta’s publicly traded comparable companies. For each such sensitivity analysis, MTS also calculated the present value of cash flows to be generated by Viracta using the midpoint of the ranges set forth in the immediately preceding sentence.

MTS utilized the unlevered free cash flows (defined as earnings before interest and taxes, less income tax expense, less changes in net working capital (capital expenditures and associated depreciation and amortization were deemed to be de minimis for Viracta and were therefore not included)), as set forth on page 150 hereof, based on the Go-Forward Projections, that Sunesis’s management reasonably projected Viracta will generate during the period beginning on March 31, 2021 and ending on December 31, 2040, taking into account the sensitivity metrics described above, and assuming no terminal value. The unlevered free cash flows were then discounted to present values using a range of discount rates based on Viracta’s estimated weighted average cost of capital.

The following table reflects the ranges of equity value of Viracta implied by this discounted cash flow analysis for each sensitivity metric described above and using the range of discount rates based on Viracta’s estimated weighted average cost of capital, rounded to the nearest $5.0 million, as compared to an implied value of the equity of Viracta under the Merger Agreement equal to $185.0 million (which reflects Viracta’s $40.0 million private financing of its Series E Stock and assumes, at the direction of and with the consent of Sunesis management and with the consent of the Sunesis Board, and based on commitments obtained by Viracta, $65.0 million of gross proceeds from the Pre-Closing Financing):

Metric	Metric Range	Implied Equity Value of Viracta (millions)
Revenue Achievement Factor	75% – 125%	$245 – 465
Lymphoma Cumulative Probability of Success	20% – 40%	$230 – 480
U.S. Lymphoma Peak Penetration	25% – 45%	$235 – 475

Public Trading Comparable Companies Analysis

MTS reviewed and compared the projected operating performance of Viracta with publicly available information concerning other publicly traded comparable companies and reviewed the current market price of certain publicly traded securities of such other companies. MTS selected the following small molecule oncology companies at the Phase 2 (with data) and Phase 3 (pre-data) stages:

•	Constellation Pharmaceuticals

•	Cardiff Oncology

•	Syros Pharmaceuticals

•	Calithera Biosciences

•	Verastem

•	BerGenBio

•	NuCana

•	Ayala Pharmaceuticals

•	Corvus Pharmaceuticals

Although none of the selected companies is directly comparable to Viracta, MTS included these companies in its analysis because they are publicly traded companies with certain characteristics that, for purposes of analysis, may be considered similar to certain characteristics of Viracta. MTS calculated the enterprise value for the selected companies, as of November 25, 2020, by multiplying the closing price per share of common stock of such company on such date by the number of such company’s fully diluted outstanding shares, using the treasury stock method, and deducting from that result such company’s total cash and cash equivalents, plus such company’s outstanding debt. The table below shows the enterprise values calculated for each comparable company as of November 25, 2020:

Publicly Traded Comparable Company	Enterprise Value (millions)
Constellation Pharmaceuticals	$802
Cardiff Oncology	$848
Syros Pharmaceuticals	$304
Calithera Biosciences	$203
Verastem	$155
BerGenBio	$204
NuCana	$83
Ayala Pharmaceuticals	$81
Corvus Pharmaceuticals	$64

MTS derived an enterprise value range for the comparable companies, using the high and low values, and added to those values Viracta’s estimated net cash at closing of $103.0 million (which reflects $3.0 million in cash and Viracta’s $40.0 million private financing of its Series E Stock, and assumes $65.0 million of gross proceeds from the Pre-Closing Financing, minus $5.0 million of debt) to calculate the implied equity value range for Viracta. MTS calculated this implied equity value range for Viracta by using all of the companies in the above-referenced data set. The table below notes the implied equity value range of Viracta, rounded to the nearest $5.0 million, as compared to an implied value of the equity of Viracta under the Merger Agreement equal to $185.0 million (which reflects Viracta’s $40.0 million private financing of its Series E Stock and assumes, at the direction of and with the consent of Sunesis management and with the consent of the Sunesis Board, and based on commitments obtained by Viracta, $65.0 million of gross proceeds from the Pre-Closing Financing):

Metric	Metric Range (millions)	Implied Equity Value of Viracta (millions)
Enterprise Value (All Comparable Companies)	$167 – 951	$165 – 950

IPO Comparables Analysis

MTS also analyzed the pre-money enterprise valuations of the following small molecule oncology companies at the Phase 2 (with data) and Phase 3 (pre-data) stages (along with the corresponding initial public offering date), each of which had completed an initial public offering in 2017 or later:

Company	Date	Stage at IPO	Pre-Money Enterprise Valuation (million)
Kronos Bio	10/8/2020	Phase 2	$603
Ayala Pharmaceuticals	5/7/2020	Phase 2	$122
Aprea Therapeutics	10/2/2019	Phase 3	$189
SpringWorks Therapeutics	9/12/2019	Phase 3	$451
Odonate Therapeutics	12/6/2017	Phase 2	$421
NuCana	9/27/2017	Phase 3	$408

MTS derived an enterprise valuation range for these companies, using the maximum and minimum values, for the entire set of comparable companies and added to those values Viracta’s estimated net cash at closing of $103.0 million (which reflects $3.0 million in cash and Viracta’s $40.0 million private financing of its Series E Stock, and assumes $65.0 million of gross proceeds from the Pre-Closing Financing, minus $5.0 million of debt) to calculate the implied equity value ranges for Viracta. The table below notes, for each metric described above, the implied equity value ranges of Viracta, rounded to the nearest $5.0 million, at the low and top quartile ranges, as compared to an implied value of the equity of Viracta under the Merger Agreement equal to $185.0 million (which reflects Viracta’s $40.0 million private financing of its Series E Stock and assumes, at the direction of and with the consent of Sunesis management and with the consent of the Sunesis Board, and based on commitments obtained by Viracta, $65.0 million of gross proceeds from the Pre-Closing Financing):

Metric	Metric Range (millions)	Implied Equity Value of Viracta (millions)
Pre-Money Enterprise Value (All Comparables)	$225 – 706	$225 – $705

Relative Valuation Analysis

MTS analyzed the relative valuations resulting from the standalone equity value ranges calculated for Sunesis and Viracta. MTS compared the equity value of Sunesis based upon Sunesis’s liquidation analysis to the implied equity value of Viracta based upon each of the three methodologies summarized above.

MTS compared the liquidation value of Sunesis Common Stock to the low and high values of Viracta’s equity value implied by the analyses summarized above to determine the implied range of the aggregate value exchange ratio, calculated as Viracta’s equity value divided by Sunesis’s equity value upon liquidation. MTS also analyzed the implied pro-forma ownership derived from these implied aggregate value exchange ratios.

The following table sets forth the results of these analyses, rounded to the nearest integer and percentage for the aggregative value exchange ratio and pro forma ownership, respectively:

Valuation Methodology	Implied Aggregate Value Exchange Ratio		Sunesis’s Implied Pro-Forma Ownership
	Low	High	Low	High
Discounted Cash Flow
Sensitized by Revenue Achievement	9.7:1	18.5:1	5%	9%
Sensitized by Lymphoma Cumulative Probability of Success	9.1:1	19.2:1	5%	10%
Sensitized by U.S. Lymphoma Peak Penetration	9.3:1	18.9:1	5%	10%
Public Trading Comparable Companies Analysis
Enterprise Value (All Comparables)	6.6:1	37.8:1	3%	13%
IPO Comparables
Pre-Money Enterprise Value (All Comparables)	9.0:1	28.1:1	3%	10%

MTS compared the above ranges of implied aggregate value exchange ratios to the aggregate value exchange ratio implied by the Exchange Ratio of between 6.2:1 (which reflects the assumptions, provided by Sunesis and used by MTS with the consent of the Sunesis Board, that Viracta’s net cash at the closing of the Merger is expected to be $103.0 million (which reflects $3.0 million in cash and Viracta’s $40.0 million private financing of its Series E Stock, and assumes $65.0 million of gross proceeds from the Pre-Closing Financing, minus $5.0 million of debt), and found that, in all instances, the range of aggregate value exchange ratios implied by the analyses described above was higher than that implied by the Exchange Ratio. MTS also compared the above ranges of Sunesis’s implied pro forma ownership to the pro forma ownership implied by the Exchange Ratio of 14% (which range reflects the same assumptions noted in the immediately preceding sentence), and found that, in all instances, the range of Sunesis’s pro forma ownership implied by the analyses described above was lower than that implied by the Exchange Ratio.

Miscellaneous

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, MTS did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, MTS made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

The MTS Opinion was one of the many factors taken into consideration by the Sunesis Board in making its determination to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Sunesis Board with respect to the Merger or of whether the Sunesis Board would have been willing to agree to different terms. The Exchange Ratio was determined through arm’s-length negotiations between Sunesis and Viracta and was approved by the Sunesis Board. MTS and its affiliates provided advice to Sunesis during these negotiations. However, neither MTS nor any of its affiliates recommended any specific amount of consideration to Sunesis or the Sunesis Board or that any specific amount of consideration constituted the only appropriate consideration for the merger.

MTS has consented to the use of the MTS Opinion in this proxy statement/prospectus/information statement; however, MTS has not assumed any responsibility for the form or content of this proxy statement/prospectus/information statement. MTS and its affiliates, as part of their investment banking services, are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. As noted above, MTS Health Partners, L.P. acted as financial advisor to Sunesis in connection with the Merger and participated in certain of the negotiations leading to the Merger Agreement. Sunesis selected MTS Health Partners, L.P. as its financial advisor because it is nationally recognized in the healthcare industry as having investment banking professionals with significant experience in healthcare investment banking and merger and acquisition transactions, including transactions similar to the Merger.

Pursuant to an engagement letter agreement, dated as of August 4, 2020, between Sunesis and MTS Health Partners, L.P., Sunesis engaged MTS Health Partners, L.P. to act as its financial advisor in connection with Sunesis’s consideration of certain potential merger and acquisition transactions or similar transactions. As permitted by the terms of the engagement letter and pursuant to MTS Health Partners, L.P.’s internal policies, MTS Securities, LLC, a wholly owned subsidiary of MTS Health Partners, L.P., delivered the MTS Opinion. As compensation for MTS Health Partners, L.P. and its affiliates’ financial advisory services, Sunesis paid a nonrefundable retainer fee of $100,000 in connection with the execution of such engagement letter and paid an additional fee of $400,000 for rendering the MTS Opinion in connection with the Sunesis Board’s consideration of the proposed transaction with Viracta, which fee was not contingent upon the successful completion of the Merger or the conclusion reached in the MTS Opinion. Upon the consummation of the Merger, Sunesis will be obligated to pay to MTS Health Partners, L.P. a fee equal to approximately $2.0 million (up to $500,000 of which may be paid, at Sunesis’s sole discretion, in the form of Sunesis Common Stock), with all fees previously paid by Sunesis pursuant to the engagement letter credited towards such amount, including the fee paid by Sunesis upon delivery of the MTS Opinion. In addition, Sunesis has agreed to reimburse to MTS Health Partners, L.P. and its affiliates for their reasonable out-of-pocket expenses incurred, and to indemnify MTS Health Partners, L.P. and its related persons for certain liabilities that may arise, in each case, in connection with any of the matters contemplated by the engagement letter.

In the two years prior to the date of the MTS Opinion, MTS Health Partners, L.P. has not had a material relationship with, nor otherwise received fees from, Sunesis or Viracta or any other parties to the Merger Agreement. Except as noted above, neither MTS nor MTS Health Partners, L.P. has had a material relationship with, or otherwise received fees from, Sunesis or Viracta or any other parties to the Merger Agreement during the two years preceding the date of the MTS Opinion. MTS Securities, LLC, MTS Health Partners, L.P. and their respective affiliates may seek to provide investment banking or financial advisory services to Sunesis and Viracta and/or certain of their respective affiliates in the future and would expect to receive fees for the rendering of any such services.

Certain Unaudited Financial Projections

As a matter of course, neither Sunesis nor Viracta publicly discloses forecasts, internal projections as to future performance, revenues, earnings or other results of operations due to the inherent unpredictability and subjectivity of the underlying assumptions and projections. However, in connection with the proposed transaction, Sunesis’ management developed a preliminary internal financial forecast for Viracta based on materials provided by Viracta’s management, industry metrics and the judgment of Sunesis’ management (such forecast, the “Preliminary Analysis”) and then adjusted such Preliminary Analysis to produce projections reflective of Sunesis management’s assumptions regarding the probability of success applicable to Viracta’s assets (such projections, the “Go-Forward Projections”). The Preliminary Analysis and Go-Forward Projections were made available to the Board and MTS. MTS relied on the Go-Forward Projections in its financial analyses undertaken in connection with the rendering of its fairness opinion (see discussion beginning on page 139 under “The Merger—Opinion of Sunesis’s Financial Advisor”). References to MTS in this section refer to MTS Securities, LLC.

A summary of the Preliminary Analysis and Go-Forward Projections is set forth below.

The information set forth below is included solely to give Sunesis stockholders access to the Preliminary Analysis and Go-Forward Projections relating to the Viracta assets that were provided to the Sunesis Board in connection with its evaluation of the Merger and the Go-Forward Projections that were relied upon by MTS in connection with the rendering of its fairness opinion discussed beginning on page 139 under “The Merger—Opinion of Sunesis’s Financial Advisor.” The Preliminary Analysis and Go-Forward Projections were prepared, and provided to MTS, by Sunesis and reflected the judgment of Sunesis’ management in applying adjustments to reflect industry metrics and their view of the probability of success applicable to Viracta’s assets. The Preliminary Analysis and the Go-Forward Projections were made available to the Sunesis Board in connection with the presentation of financial analysis by MTS. The inclusion of information about such projections in this proxy statement/prospectus/information statement should not be regarded as an indication that Sunesis or any other recipient of this information considered, or now considers, this information to be predictive of actual future results, nor should it be deemed an admission or representation by Sunesis, MTS, Viracta or any of their respective officers, directors, affiliates, advisors or other representatives with respect to such projections.

The Preliminary Analysis and Go-Forward Projections were prepared solely for internal use and in connection with MTS’ work, do not take into account any circumstances or events occurring after the date they were prepared and are subjective in many respects. As a result, the Preliminary Analysis and Go-Forward Projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although Viracta and Sunesis believe their respective assumptions to be reasonable, all financial projections are inherently uncertain, and Sunesis expects that differences will exist between actual and projected results. Although presented with numerical specificity, the Preliminary Analysis and Go-Forward Projections reflect numerous variables, estimates and assumptions made by Viracta’s and Sunesis’ respective management at the time they and the underlying information and forecasts were prepared, and also reflect general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the control of any party. In addition, the Preliminary Analysis and Go-Forward Projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the varying estimates and assumptions made in preparing the Preliminary Analysis and Go-Forward Projections will prove accurate or that any of the Preliminary Analysis and Go-Forward Projections will be realized. Neither Sunesis nor Viracta can make any assurances that the Preliminary Analysis and Go-Forward Projections will be realized or that the post-closing company’s future financial results will not materially vary from the Go-Forward Projections. In particular, the Preliminary Analysis and Go-Forward Projections should not be utilized as public guidance.

The Preliminary Analysis and Go-Forward Projections were prepared for internal use and were not prepared with a view toward public disclosure or with a view toward compliance with published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Such non-GAAP measures as used by Sunesis may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the Contemplated Transactions, if the disclosure is included in a document such as this proxy statement/prospectus/information statement. In addition, reconciliations of non-GAAP financial measures to GAAP financial measures were not provided to or relied upon by the Sunesis Board or Sunesis’ financial advisor in connection with the Merger. Accordingly, Sunesis has not provided a reconciliation of the financial measures included in the Preliminary Analysis and Go-Forward Projections to the relevant GAAP financial measures. The Preliminary Analysis and Go-Forward Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Contemplated Transactions.

The Preliminary Analysis was prepared by, and is the responsibility of, Sunesis’ management, and the Go-Forward Projections and the Sunesis Projections were prepared by, and are the responsibility of, Sunesis’ management. Ernst & Young LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Preliminary Analysis and Go-Forward Projections, and accordingly, Ernst & Young LLP does not express an opinion or give any other form of assurance with respect thereto. The Ernst & Young LLP reports included and incorporated by reference in this proxy statement/prospectus/information statement relate to the previously issued financial statements of Sunesis. The reports do not extend to the Preliminary Analysis or the Go-Forward Projections and should not be read to do so.

Sunesis stockholders are urged to review the “Risk Factors” beginning on page 30 of this proxy statement/prospectus/information statement for a description of the risks relating to the Merger, Viracta’s business and Sunesis’ business and for a description of risk factors with respect to Sunesis’ business. Sunesis stockholders are also urged to review Sunesis’ most recent SEC filings. Sunesis stockholders should also read the section titled “Cautionary Note Concerning Forward-Looking Statements” beginning on page 120 of this proxy statement/prospectus/information statement for additional information regarding the risks inherent in forward-looking information such as the Preliminary Analysis and Go-Forward Projections.

The Preliminary Analysis and Go-Forward Projections included below are not being included herein to influence Sunesis stockholders’ decision whether to vote in favor of any proposal contained in this proxy statement/prospectus/information statement. In light of the foregoing factors and the uncertainties inherent in the Go-Forward Projections, stockholders are cautioned not to place undue, if any, reliance on the Go-Forward Projections included in this proxy statement/prospectus/information statement.

The Preliminary Analysis and Go-Forward Projections reflect Sunesis management’s projections of worldwide revenues for EBV+ lymphoma and EBV+ solid tumors and are based on several assumptions, including, among other things, disease incidence, patent expiry dates (and no value assigned following patent expiry), the timing of product launches, successful commercialization, market share, gross prices and the exclusion of capital expenditures and stock-based compensation.

The Go-Forward Projections are further adjusted for several additional assumptions, including, among other things, development and regulatory probability of success and expenses adjusted on the basis thereof.

Preliminary Analysis

($ amounts in millions)

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
Net Sales	$—	$—	$—	$32	$243	$451	$630	$732	$801	$848	$898	$951	$1,007	$1,067	$1,130	$1,197	$1,268	$1,344	$1,424	$1,509
Gross Profit (1)	11	8	—	41	244	415	587	691	734	779	824	872	923	976	1,014	1,070	1,132	1,197	1,266	1,339
Operating Income (2)	($28)	($32)	($51)	($9)	$95	$197	$341	$461	$484	$515	$545	$577	$611	$646	$665	$701	$741	$784	$829	$877

(1)	Equal to total worldwide net sales less cost of goods sold and royalties payable, plus royalties and milestones receivable.
(2)	Equal to gross profit less research and development expenses, sales and marketing expense, and general and administrative expense.

Go-Forward Projections

($ amounts in millions)

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
Net Sales	$—	$—	$—	$10	$65	$112	$154	$174	$193	$204	$216	$229	$243	$257	$273	$289	$306	$325	$344	$365
Gross Profit (1)	11	8	—	12	65	101	141	162	173	184	194	206	218	230	238	251	266	281	297	314
Operating Income (2)	($28)	($32)	($51)	($7)	$21	$36	$67	$93	$98	$104	$111	$117	$124	$131	$133	$141	$149	$157	$166	$176
Net Income (3)	($28)	($32)	($51)	($7)	$21	$36	$67	$81	$73	$78	$82	$87	$92	$98	$99	$104	$110	$117	$123	$131
Unlevered Free Cash Flow (4)	($29)	($31)	($48)	($14)	$17	$33	$62	$77	$72	$77	$81	$86	$91	$96	$99	$103	$109	$115	$122	$129

(1)	Equal to total worldwide net sales less cost of goods sold and royalties payable plus royalties and milestones receivable.
(2)	Equal to gross profit less research and development expenses, sales and marketing expense, and general and administrative expense.
(3)	Equal to operating income less taxes, which were assumed to equal 26%.
(4)	Unlevered free cash flow is defined as operating income, less taxes, plus depreciation and amortization, less capital expenditures and less changes in net working capital.

Liquidation Analysis

For purposes of determining the liquidation value of Sunesis, Sunesis’ management provided MTS with the estimated values for the monetization of the Day One Agreement and Sunesis’ equity stake in a privately held company (the “Equity Stake”). Due to the preclinical and clinical data produced to date, the competitive landscape among BTK inhibitors, the inherent technical risks of early stage programs as well as the ability to receive milestones and royalties due to development risk with vosaroxin, vecabrutinib, SNS-510 and vosaroxin were not ascribed any value that would be material. Sunesis’ management ascribed a value of approximately $6.4 million to the Day One Agreement based on the following assumptions: (i) gross revenue based on epidemiological build of pediatric brain cancer population; (ii) a peak penetration rate of 30% in the U.S.; and (iii) a 1.0x revenue multiplier applied to U.S. sales to represent rest of world sales. In addition, the Equity Stake was valued at $581,100 by Sunesis’ management after applying a discount rate to account for the illiquidity of the equity.

Interests of the Sunesis Directors and Executive Officers in the Merger

In considering the recommendation of the Sunesis Board with respect to the approval of the Merger Agreement, the Merger and the issuance of shares of Sunesis Common Stock as contemplated by the Merger Agreement, and the Sunesis Stockholder Matters, Sunesis’s stockholders should be aware that certain members of the Sunesis Board and current and former executive officers of Sunesis have interests in the Merger that may be different from, or in addition to, the interests of Sunesis’s stockholders. These interests relate to or arise from, among other things, severance benefits to which Dr. Fox, Mr. Hyare and Mr. Misfeldt, would become entitled to in the event of termination of their employment under certain circumstances, as specified below under “Merger-Related Compensation of Executive Officers.”

The Sunesis Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that Sunesis’s stockholders approve the proposals to be presented to Sunesis’s stockholders for consideration at the Sunesis virtual special meeting as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

As of December 31, 2020, Sunesis’s directors and executive officers (including affiliates) beneficially owned, in the aggregate approximately 2.9% of the outstanding shares of Sunesis Common Stock. Approval of Proposal No. 1 requires the affirmative vote of holders of a majority of Sunesis Common Stock having voting power outstanding on the record date for the Sunesis virtual special meeting. Approval of Proposals Nos. 2, 3, 4 and 5 requires the affirmative vote of a majority of the votes cast virtually or by proxy at the Sunesis virtual special meeting. Certain Sunesis officers and directors, and their affiliates, have also entered into support agreements in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger” beginning on page 188 of this proxy statement/prospectus/information statement.

Sunesis Options

As of December 31, 2020, Sunesis’s named executive officers and directors collectively owned unvested stock options to purchase 126,002 shares of Sunesis Common Stock and vested stock options to purchase 331,580 shares of Sunesis Common Stock, for a total of options to purchase 457,582 shares of Sunesis Common Stock. All outstanding and unexercised options to purchase shares of Sunesis Common Stock will remain effective and outstanding.

Sunesis options are subject to “double-trigger” accelerated vesting upon an involuntary termination without ”cause” (not including death or disability) or resignation for “good reason,” in either case, on or within 12 months following the occurrence of a “change in control” (which will occur upon the closing of the Merger), in accordance with the terms of Sunesis’s previously disclosed 2011 Equity Incentive Plan, as amended (the “Amended 2011 Plan”). The definitions of “cause” and “good reason” applicable to each executive officer are contained in their respective employment related agreements or the Amended 2011 Plan and have not been modified in connection with the transactions.

The following table presents certain information concerning the outstanding Sunesis stock options held by each of Sunesis’s named executive officers and directors as of December 31, 2020:

	Option Awards(1)
	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)(2)	Option Expiration Date
Named Executive Officers
Dayton Misfeldt	6/30/11	833	—		125.40	6/30/21
	6/29/12	416	—		172.20	6/29/22
	6/28/13	333	—		311.10	6/28/23
	6/30/14	333	—		391.20	6/30/24
	6/30/15	666	—		180.60	6/30/25
	6/30/16	833	—		32.86	6/30/26
	5/31/17	2,500	—		29.60	5/31/27
	12/29/17	20,000	—		36.90	12/29/27
	6/29/18	2,500	—		21.20	6/29/28
	6/29/18	20,000	—		21.20	6/29/28
	12/31/18	20,000	—		4.16	12/31/28
	6/28/19	6,000	—		7.27	6/28/29
	6/28/19	48,000	—		7.27	6/28/29
	3/31/20	48,000	—		4.15	3/31/30
	6/30/20	3,000	3,000	(3)	2.63	6/30/30

Judith A. Fox, Ph.D.	11/30/16	400	—		40.00	11/30/26
	3/31/17	3,000	188	(4)	41.00	3/31/27
	7/10/17	1,278	—		26.20	7/10/24
	7/31/17	854	146	(4)	26.40	7/31/27
	12/29/17	14,637	4,862	(4)	36.90	12/29/27
	12/31/18	7,508	7,491	(4)	4.16	12/31/28
	3/29/19	3,284	4,215	(4)	12.15	3/29/29
	7/31/19	534	965	(4)	8.60	7/31/29
	3/31/20	—	45,749	(4)	4.15	3/31/30

Parvinder Hyare	11/30/15	2,400	—		61.80	11/30/25
	11/30/16	1,822	—		40.00	11/30/26
	11/30/16	1,678	—		40.00	11/30/26
	7/10/17	376	—		26.20	7/10/24
	7/10/17	1,429	—		26.20	7/10/24
	7/10/17	123	—		26.20	7/10/24
	7/10/17	767	—		26.20	7/10/24
	12/29/17	606	—		36.90	12/29/27
	12/29/17	4,653	1,740	(4)	36.90	12/29/27
	12/31/18	3,498	—		4.16	12/31/28
	12/31/18	9	3,492	(4)	4.16	12/31/28
	3/29/19	1,203	—		12.15	3/29/29
	3/29/19	—	1,546	(4)	12.15	3/29/29
	7/31/19	265	—		8.60	7/31/29

	Option Awards(1)
	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)(2)	Option Expiration Date
	7/31/19	—	484	(4)	8.60	7/31/29
	3/31/20	—	20,466	(4)	4.15	3/31/30
	3/31/20	—	8,033	(4)	4.15	3/31/30
Directors
Steve R. Carchedi	6/28/13	500	—		311.10	6/28/23
	6/30/14	333	—		391.20	6/30/24
	6/30/15	666	—		180.60	6/30/25
	6/30/16	833	—		32.86	6/30/26
	5/31/17	2,500	—		29.60	5/31/27
	6/29/18	2,500	—		21.20	6/29/28
	6/28/19	6,000	—		7.27	6/28/29
	6/30/20	3,000	3,000	(3)	2.63	6/30/30

Steven B. Ketchum	6/30/11	1,374	—		125.40	6/30/21
	6/29/12	416	—		172.20	6/29/22
	6/28/13	333	—		311.10	6/28/23
	6/30/14	333	—		391.20	6/30/24
	6/30/15	666	—		180.60	6/30/25
	6/30/16	833	—		32.86	6/30/26
	5/31/17	2,500	—		29.60	5/31/27
	6/29/18	2,500	—		21.20	6/29/28
	6/28/19	6,000	—		7.27	6/28/29
	6/30/20	3,000	3,000	(3)	2.63	6/30/30

Nicole Onetto, M.D.	9/30/19	5,625	3,375	(5)	7.20	9/30/29
	6/30/20	2,250	2,250	(3)	2.63	6/30/30

Homer L. Pearce, Ph.D.	6/30/11	833	—		125.40	6/30/21
	6/29/12	416	—		172.20	6/29/22
	6/28/13	333	—		311.10	6/28/23
	6/30/14	333	—		391.20	6/30/24
	6/30/15	666	—		180.60	6/30/25
	6/30/16	833	—		32.86	6/30/26
	5/31/17	2,500	—		29.60	5/31/27
	6/29/18	2,500	—		21.20	6/29/28
	6/28/19	6,000	—		7.27	6/28/29
	6/30/20	3,000	3,000	(3)	2.63	6/30/30

David C. Stump, M.D.	6/30/11	833	—		125.40	6/30/21
	6/29/12	416	—		172.20	6/29/22
	6/28/13	333	—		311.10	6/28/23
	6/30/14	333	—		391.20	6/30/24
	6/30/15	666	—		180.60	6/30/25
	6/30/16	833	—		32.86	6/30/26
	5/31/17	2,500	—		29.60	5/31/27
	6/29/18	2,500	—		21.20	6/29/28
	6/28/19	6,000	—		7.27	6/28/29
	6/30/20	3,000	3,000	(3)	2.63	6/30/30

	Option Awards(1)
	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)(2)	Option Expiration Date

H. Ward Wolff	2/28/18	3,750	—		68.00	2/29/28
	6/29/18	625	—		21.20	6/29/28
	6/28/19	6,000	—		7.27	6/28/29
	6/30/20	3,000	3,000	(3)	2.63	6/30/30

James W. Young, Ph.D.	6/30/11	1,000	—		125.40	6/30/21
	6/29/12	500	—		172.20	6/29/22
	6/28/13	333	—		311.10	6/28/23
	6/30/14	333	—		391.20	6/30/24
	6/30/15	666	—		180.60	6/30/25
	6/30/16	833	—		32.86	6/30/26
	5/31/17	2,500	—		29.60	5/31/27
	6/29/18	2,500	—		21.20	6/29/28
	6/28/19	6,000	—		7.27	6/28/29
	6/30/20	3,000	3,000	(3)	2.63	6/30/30

(1)

All of the outstanding stock option awards were granted under and subject to the terms of the 2011 Equity Incentive Plan, as amended (the “2011 Plan”), as applicable, described below under “Executive Compensation of Sunesis—Equity Benefit Plans.” As of December 31, 2020, each option award becomes exercisable as it becomes vested and all vesting is subject to the executive’s continuous service with Sunesis through the vesting dates and the potential vesting acceleration described below.

(2)

All of the stock option awards were granted with a per share exercise price equal to the fair market value of one share of Sunesis Common Stock on the date of grant, as determined in good faith by the Sunesis Board.

(3)	Shares subject to this option award vest in equal monthly installments for 12 months.
(4)

25% of the shares subject to this option award vest on the one year anniversary of the vesting commencement date, with the remaining shares vesting in equal monthly installments over the subsequent three years.

(5)	Shares subject to this option award vest in equal monthly installments for 24 months.

Merger-Related Compensation of Executive Officers

Judith A. Fox, Ph.D. and Parvinder Hyare

In July 2017, Sunesis entered into an Executive Severance Benefits Agreement with Judith A. Fox, Ph.D., Chief Scientific Officer, Executive Vice President, Research & Development of Sunesis and in December 2019 Sunesis entered into an Executive Severance Benefits Agreement with Parvinder Hyare, Senior Vice President of Commercial of Sunesis (together, the “Executive Severance Agreements”). Under the Executive Severance Agreements, subject to either executive’s (i) entry into a general release of claims in favor of Sunesis and its affiliates, (ii) resignation from all of his or her positions with Sunesis and (iii) continued compliance with all of his or her obligations to Sunesis and its affiliates including those under the agreement and their confidential information and invention assignment agreement, the executive will be entitled to receive the following benefits:

•

In the event that either executive is terminated by Sunesis other than for “cause” or suffers a “constructive termination” (each as defined in the Executive Severance Agreement) (collectively, a “Covered Termination”), (a) the executive will receive a severance payment equal to his or her then applicable base salary for a period of nine months paid in a single lump sum on the 60th day following the termination, (b) if the executive timely elects and remains eligible for continued coverage under COBRA, the health insurance premiums that Sunesis was paying on behalf of the executive and the executive’s covered dependents prior to the date of termination, until the earliest of (1) nine months following termination, (2) the date the executive ceases to be eligible for COBRA continuation coverage, or (3) the date the executive becomes eligible for substantially equivalent insurance in connection with new employment or self-employment (collectively, the “Severance Benefits”);

•

In the event of a “change of control” (as defined in the Executive Severance Agreements), the vesting of 50% of the unvested stock options and other stock awards for Sunesis Common Stock held by the executive as of immediately prior to such change of control will accelerate; and

•

In the event that she suffers a Covered Termination on or within 12 months following a change of control, in addition to the Severance Benefits, the vesting of the unvested stock options and other stock awards for Sunesis Common Stock held by the executive as of immediately prior to such termination will accelerate in full.

On November 29, 2020, in connection with the Merger Agreement, the Sunesis Board upon recommendation of the compensation committee adopted a retention program for certain of its executive officers, or the Retention Program. Under the Retention Program: (i) Dr. Fox and Mr. Hyare will be eligible to receive a guaranteed cash bonus equal to the executive’s current target annual bonus for 2020 (regardless of actual performance), which amounts to $159,120 for Dr. Fox and $116,668 for Mr. Hyare, subject to the executive’s continued employment through the closing of the Merger or involuntary termination (other than for cause as defined in the executive’s severance benefits agreement) on or before the closing of the Merger; and (ii) extension of the post-termination exercise period for all options held by the executive with an exercise price below $10.00 per share until the earlier of the original expiration date of such option or twelve months following the date on which the executive’s employment with Sunesis terminates. Such retention benefits are in addition to the severance benefits available to Dr. Fox and Mr. Hyare under the Executive Severance Agreements. The Retention Program also provides Dr. Fox and Mr. Hyare outplacement services for six months.

Dayton Misfeldt

On December 16, 2020, Mr. Misfeldt tendered his resignation as an officer and director of Sunesis, effective as of December 31, 2020. Under the Retention Program and a consulting agreement with Sunesis, subject to his continued service through the closing of the Merger, Mr. Misfeldt will be eligible for an extension of the post-termination exercise period for all options held by him with an exercise price below $10.00 per share until the earlier of the original expiration date of such option or 24 months following the closing of the Merger.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Sunesis’s named executive officers based on the Merger, assuming the following:

•	the relevant price per share of Sunesis Common Stock is $1.76, the average of the closing market price over the first five business days following the public announcement of the Merger;

•	the completion of the Merger occurs on February 1, 2021 and constitutes a “change in control” or term of similar meaning for purposes of the Sunesis compensation and benefit plans;

•	Dr. Fox experiences a severance-qualifying termination immediately following the completion of the Merger; and

•	Dr Fox’s equity awards outstanding and unvested on February 1, 2021 will fully vest.

Name	Cash (1)	Equity (2)	Perquisites / Benefits (3)	Other	Total
Dayton Misfeldt (4)	$—	$—	$—	$—	$—
Judith A. Fox, Ph.D. (5)	457,470	—	16,845	—	474,315
Parvinder Hyare (5)	366,670	—	32,934	—	399,604

(1)

The amounts in this column represent the cash amounts to which the executive officers would be entitled in cash under the retention program and in severance under their respective executive severance benefits agreement, if any, assuming a qualifying termination following a change in control, which consist of the following:

Name	Cash Retention Payments	Cash Severance Payments	Total
Dayton Misfeldt	$—	$—	$—
Judith A. Fox, Ph.D.	159,120	298,350	457,470
Parvinder Hyare	116,668	250,002	366,670

(2)

The amounts in this column represent the aggregate dollar value of in-the-money option awards subject to acceleration under the terms of an executive severance benefits agreement. Because all of the outstanding stock options are “underwater” (that is, they have exercise prices that are greater than the fair market value of the stock), there is no aggregate dollar value of in-the-money option awards to report. The option acceleration is a “double-trigger” benefit which would accelerate upon a qualifying termination of the named executive officer on or within the 12-month period following the effective date of the Merger.

(3)

The amounts in the table include the estimated value of continued health benefits under COBRA for up to 9 months, which is a “double-trigger” benefit payable following a qualifying termination under the respective executive severance benefits agreement.

(4)

Under the Retention Program, subject to his continued service through the closing of the Merger, Mr. Misfeldt will be eligible for an extension of the post-termination exercise period for all options held by him with an exercise price below $10.00 per share until the earlier of the original expiration date of such option or 24 months following the closing of the Merger.

(5)

Under the Retention Program, subject to the executive’s continued employment through the closing of the Merger, the executive will be eligible for an extension of the post-termination exercise period for all options held by the executive with an exercise price below $10.00 per share until the earlier of the original expiration date of such option or 12 months following the closing of the Merger.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Sunesis directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Other Agreements—Director Indemnification and Insurance.”

Interests of the Viracta Directors and Executive Officers in the Merger

Viracta stockholders should be aware that certain members of the Viracta Board and executive officers of Viracta have interests in the Merger that may be different from, or in addition to, interests they may have as Viracta stockholders. The Viracta Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement, the Merger and related transactions.

Ownership Interests

As of January 5, 2021, Viracta’s named executive officers and directors and such directors affiliated funds beneficially owned, in the aggregate, approximately 39.7% of the shares of Viracta Capital Stock. Certain Viracta officers and directors, and their affiliates, have also entered into support agreements in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger” beginning on page 188 of this proxy statement/prospectus/information statement.

Viracta Stock Option Plan

As of January 5, 2021, Viracta’s executive officers and directors collectively owned stock options to purchase a total of 5,313,407 shares of Viracta Common Stock. Of such options, 945,270 will be vested within 60 days of January 5, 2021 and 4,368,137 will remain unvested through such date. Due to early exercise features of certain options, 2,113,804 shares subject to such options will be exercisable within 60 days of January 5, 2021, of which 1,168,534 shares will remain unvested through such date. All outstanding and unexercised options to purchase shares of Viracta Common Stock will be converted into and become an option to purchase Sunesis Common Stock at the Effective Time.

Structure

Under the Merger Agreement, Merger Sub, a wholly owned subsidiary of Sunesis formed in connection with the Merger, will merge with and into Viracta, with Viracta surviving as a wholly owned subsidiary of Sunesis. Substantially concurrent with the completion of the Merger, Sunesis will be renamed “Viracta Therapeutics, Inc.” and expects to trade on The Nasdaq Global Market under the symbol “VIRX.”

Executive Officers of the Combined Company Following the Merger

Immediately following the Merger, the executive management team of the combined company is expected to be comprised of the following individuals with such additional officers as may be added by Viracta or the combined company:

Name	Position with the Combined Company	Current Position
Ivor Royston, M.D.	Chief Executive Officer	Chief Executive Officer of Viracta
Daniel Chevallard	Chief Financial Officer	Chief Financial Officer of Viracta
Lisa Rojkjaer, M.D.	Chief Medical Officer	Chief Medical Officer of Viracta

Directors of the Combined Company Following the Merger

At the Effective Time, the combined company is expected to initially have a seven-member board of directors, comprised of (a) Ivor Royston, M.D., Michael Huang, M.S., M.B.A., Sam Murphy, Ph.D., Roger J. Pomerantz, M.D., Gur Roshwalb, M.D., and Thomas Darcy, each as a Viracta designee, and (b) Nicole Onetto, M.D., as a Sunesis designee, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

The aforementioned board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the Nasdaq rules. All of Sunesis’s current directors, other than Dr. Onetto, are expected to resign from their positions as directors of Sunesis, effective as of the Effective Time.

Merger Consideration

For a discussion of merger consideration and the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 166.

Treatment of Sunesis Stock Options

All outstanding and unexercised options to purchase shares of Sunesis Common Stock will remain effective and outstanding. As of December 31, 2020, there were outstanding options to purchase up to an aggregate of 684,082 shares of Sunesis Common Stock. As of December 31, 2020, Sunesis’s current executive officers and directors hold outstanding options to purchase an aggregate of 457,582 shares of Sunesis Common Stock.

Treatment of Viracta Stock Options

Under the terms of the Merger Agreement, each option to purchase shares of Viracta Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into and become an option to purchase shares of Sunesis Common Stock. Sunesis will assume the Viracta Plan and all such Viracta stock options in accordance with terms of the Viracta Plan and the terms of the stock option agreement by which such option is evidenced.

Accordingly, from and after the Effective Time: (i) each outstanding Viracta stock option assumed by Sunesis may be exercised solely for shares of Sunesis Common Stock; (ii) the number of shares of Sunesis Common Stock subject to each outstanding option assumed by Sunesis will be determined by multiplying (A) the number of shares of Viracta Common Stock that were subject to such Viracta stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Sunesis Common Stock; (iii) the per share exercise price for the Sunesis Common Stock issuable upon exercise of each Viracta stock option assumed by Sunesis shall be determined by dividing (A) the per share exercise price of Viracta Common Stock subject to such Viracta stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Viracta stock option assumed by Sunesis shall continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Viracta stock option shall otherwise remain unchanged; provided, however, that the Sunesis Board or a committee thereof will succeed to the authority and responsibility of the Viracta Board or any committee thereof with respect to each Viracta stock option assumed by Sunesis.

Treatment of Viracta Warrants

Upon the consummation of the Merger, each warrant to purchase Viracta Common Stock outstanding immediately prior to the Effective Time will be treated in accordance with the terms thereof.

Merger Expenses

Except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated therein, including the Merger, will be paid by the party incurring such expense, whether or not the Merger is consummated, except Viracta will pay (i) all fees paid to the SEC in connection with filing this proxy statement/prospectus/information statement, and any amendments and supplements hereto, with the SEC, (ii) half of all fees and expenses in connection with the filing, printing, mailing and distribution of this proxy statement/prospectus/information statement, and any amendments and supplements hereto, and (iii) the Nasdaq fees associated with the Nasdaq listing application.

Effective Time of the Merger

The Merger will be completed as promptly as practicable (but no later than the second business day) after all of the conditions to the closing of the Merger are satisfied or waived, including the approval of the stockholders of Sunesis and Viracta, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section titled “The Merger Agreement—Termination and Termination Fees” on page 183. The Merger is anticipated to occur after the Sunesis virtual special meeting, which is further described on page 122. Sunesis and Viracta cannot predict the exact timing of the closing of the Merger because it is subject to various conditions.

Regulatory Approvals

In the United States, Sunesis must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Sunesis Common Stock to Viracta’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus/information statement with the SEC. Sunesis does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

Litigation Relating to the Merger

On January 8, 2021, a lawsuit was filed by a purported stockholder of Sunesis in connection with the proposed merger between Sunesis and Viracta. The lawsuit was brought as a putative class action and captioned

James Mooney v. Sunesis Pharmaceuticals, Inc., et al., No. 3:21-cv-00182 (N.D. Ca.) (the “Complaint”). The Complaint names as defendants Sunesis, Merger Sub, Viracta and the members of the Sunesis board. The Complaint alleges claims for breaches of fiduciary duty against the members of the Sunesis board, aiding and abetting breaches of fiduciary duty against Sunesis, Viracta and Merger Sub, violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against all defendants, and violations of Section 20(a) of the Exchange Act against the members of the Sunesis board. The plaintiff contends that the proposed merger between Sunesis and Viracta is unfair and undervalues Sunesis, and that the registration statement on Form S-4 filed on December 22, 2020 omitted or misrepresented material information regarding the proposed merger between Sunesis and Viracta, rendering the registration statement false and misleading. The Complaint seeks injunctive relief, declaratory relief, rescission or rescissory damages, and an award of plaintiffs’ costs, including attorneys’ fees and expenses.

The defendants believe the Complaint is without merit and intend to vigorously defend against it. Additional lawsuits may be filed against Sunesis, Merger Sub, Viracta, and/or the Sunesis directors in connection with the merger and the S-4.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion represents the opinion of Cooley, counsel to Sunesis, and WSGR, counsel to Viracta, with respect to material U.S. federal income tax consequences of the Merger to beneficial owners of Viracta capital stock that receive Sunesis Common Stock pursuant to the Merger. These opinions are based on facts and representations contained in representation letters provided by Sunesis and Viracta and on customary factual assumptions. This summary is based upon current provisions of the Code, existing Treasury regulations, judicial decisions, and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Viracta stockholders as described in this summary.

This discussion applies only to Viracta stockholders who hold their Viracta capital stock as a “capital asset” within the meaning of Section 1221 of the Code, and does not address all U.S. federal income tax consequences relevant to a Viracta stockholder. In addition, it does not address consequences relevant to Viracta stockholders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation to Viracta stockholders that are:

•	brokers, dealers or traders in securities; banks; insurance companies; other financial institutions; mutual funds;

•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	persons who are not U.S. holders (as defined below);

•	stockholders who are subject to the alternative minimum tax provisions of the Code;

•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•

persons who hold shares of Viracta capital stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who elect to apply the provisions of Section 1400Z-2 to any gains realized in the Merger;

•	persons who acquired their shares of stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Viracta Common Stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Viracta capital stock under the constructive sale provisions of the Code;

•

persons who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	certain expatriates or former citizens or long-term residents of the United States.

Viracta stockholders subject to particular U.S. or non-U.S. tax rules that are described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the Merger.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds Viracta capital stock, the U.S. federal income tax treatment of a partner in the partnership will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding Viracta capital stock or any other person not addressed by this discussion, you should consult your tax advisors regarding the tax consequences of the Merger.

In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, transactions in which shares of Viracta capital stock are acquired or disposed of other than in exchange for shares of Sunesis Common Stock in the Merger; (b) the tax consequences to holders of options or warrants issued by Viracta which are assumed in connection with the Merger; (c) the tax consequences of the ownership of shares of Sunesis Common Stock following the Merger; (d) any U.S. federal non-income tax consequences of the Merger, including estate, gift or other tax consequences; (e) any state, local or non-U.S. tax consequences of the Merger; or (f) the Medicare contribution tax on net investment income.

Definition of “U.S. Holder”

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Viracta capital stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•

a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

General

Each of Sunesis and Viracta intends the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the Registration Statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part, Cooley will deliver to Sunesis and WSGR will deliver to Viracta opinions that the material U.S. federal income tax consequences of the Merger to U.S. holders are as described below under the heading “—Treatment of U.S. Holders in the Merger.” These opinions are based on facts and representations contained in representation letters provided by Sunesis and Viracta and on customary factual assumptions, and further assume that the Merger is completed in the manner set forth in the Merger Agreement and the Registration Statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part. In addition, the tax opinions will be based on the law in effect on the date of the opinions and will assume that there will be no change in applicable law between such date and the time of the Merger. If any assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the Merger could be adversely affected. Neither Sunesis nor Viracta intends to obtain a ruling from the IRS with respect to the tax consequences of the Merger. Further, the Merger is not conditioned upon obtaining an opinion from counsel that the Merger will qualify as a reorganization. Accordingly, no assurance can be given that the IRS will not challenge the Merger’s qualification as a “reorganization” within the meaning of Section 368(a) of the Code or that a court would not sustain such a challenge.

Treatment of U.S. Holders in the Merger

Subject to the qualifications and assumptions described in this proxy statement/prospectus/information statement, the Merger will qualify as a reorganization under Section 368(a) of the Code. If the Merger so qualifies, Viracta stockholders will not recognize gain or loss upon the exchange of their Viracta capital stock for Sunesis Common Stock, except to the extent of cash received in lieu of a fractional share of Sunesis Common Stock as described below. Viracta stockholders will obtain a basis in the Sunesis Common Stock they receive in the Merger equal to their basis in the Viracta capital stock exchanged therefor, reduced by the amount of basis allocable to any fractional share of Sunesis Common Stock. The holding period of the shares of Sunesis Common Stock received by a Viracta stockholder in the Merger will include the holding period of the shares of Viracta capital stock surrendered in exchange therefor. A U.S. holder who receives cash in lieu of a fractional share of Sunesis Common Stock will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis allocable to such fractional share. Such gain or loss will be a long-term capital gain or loss, if the U.S. holder’s holding period in the Viracta capital stock surrendered in the Merger is greater than one year as of the date of the Closing. Under current law, the deductibility of capital losses is subject to limitations.

If the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then each U.S. holder will be treated as exchanging its Viracta capital stock in a fully taxable transaction in exchange for Sunesis Common Stock. U.S. holders of Viracta capital stock generally will recognize capital gain or loss in such exchange equal to the difference between (i) the sum of the fair market value of the Sunesis Common Stock received in the Merger and (ii) such holder’s tax basis in the Viracta capital stock surrendered in the Merger. The aggregate tax basis of a U.S. holder in the Sunesis Common Stock received in the Merger will equal its fair market value at the Effective Time, and the holding period of Sunesis Common Stock received in the Merger will begin on the day after the Effective Time of the Merger.

For purposes of the above discussion of the bases and holding periods for shares of Viracta capital stock acquired by Viracta stockholders at different times for different prices, such Viracta stockholders must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the Merger.

Holders of Viracta capital stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Merger in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.

Information Reporting and Backup Withholding

Each U.S. holder who receives shares of Sunesis Common Stock in the Merger is required to retain permanent records pertaining to the Merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. U.S. holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Viracta are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s Viracta capital stock surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of Viracta and Sunesis. U.S. holders are urged to consult with their tax advisors to comply with these rules.

A U.S. holder of Viracta capital stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Merger. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder of Viracta capital stock, if any, provided the required information is timely furnished to the IRS. Viracta stockholders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.

This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Merger to you.

Nasdaq Stock Market Listing

Sunesis Common Stock currently is listed on The Nasdaq Capital Market under the symbol “SNSS.” Sunesis has agreed to use commercially reasonable efforts (i) to maintain its existing listing on Nasdaq until the Effective Time and obtain approval of the listing of the combined company on Nasdaq, (ii) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Sunesis Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), (iii) to effect the Nasdaq reverse split and (iv) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial Nasdaq Listing Application for the Sunesis Common Stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time.

In addition, under the Merger Agreement, each of Viracta’s and Sunesis’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Sunesis Common Stock to be issued in the Merger have been approved for listing on Nasdaq as of the closing of the Merger.

If the Nasdaq Listing Application is accepted, Sunesis anticipates that the common stock of the combined company will be listed on the Nasdaq Global Market following the closing of the Merger under the trading symbol “VIRX.”

Anticipated Accounting Treatment

The Merger will be treated by Sunesis as a reverse merger asset acquisition under the cost accumulation and allocation model of accounting in accordance with GAAP. For accounting purposes, Viracta is considered to be acquiring Sunesis in this transaction. The Merger will be accounted for under the cost accumulation and allocation model of accounting under existing GAAP, which are subject to change and interpretation. Under the cost accumulation and allocation model of accounting, management of Sunesis and Viracta have made a preliminary estimated purchase price calculated as described in Note 3 to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information. The net tangible and intangible assets acquired and liabilities assumed in connection with the Merger are at their estimated acquisition date relative fair values. The cost accumulation and allocation model of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated relative fair values, which cannot be made prior to the completion of the Merger, will be based on the actual net tangible and intangible assets of Sunesis that exist as of the date of completion of the Merger

Appraisal Rights and Dissenters’ Rights

Sunesis

Under the DGCL, Sunesis stockholders are not entitled to appraisal rights in connection with the Merger.

Viracta

Viracta stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The discussion below is not a complete summary regarding Viracta stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Viracta stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within 10 days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.

If the Merger is completed, within 10 days after the effective date of the Merger, Viracta will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Viracta Capital Stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Viracta within 20 days after the date of the giving of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Viracta of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Viracta Capital Stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Viracta Therapeutics, Inc., 2533 S Coast Hwy 101, Suite #210, Cardiff, CA 92007, Attention: Michael Mueller, Email: mmueller@viracta.com, and should be executed by, or on behalf of, the record holder of shares of Viracta capital stock. ALL DEMANDS MUST BE RECEIVED BY VIRACTA WITHIN 20 DAYS AFTER THE DATE VIRACTA GIVES A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Viracta Capital Stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Viracta Capital Stock.

To be effective, a demand for appraisal by a holder of shares of Viracta Capital Stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Viracta. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.

If you hold your shares of Viracta Capital Stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to Viracta. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Viracta Capital Stock.

Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be given to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Viracta, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in

Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Viracta Capital Stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Sunesis, Viracta or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Sunesis and Merger Sub, on the one hand, and Viracta, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if such statements made in the representations and warranties prove to be incorrect. In addition, the assertions made in the representations and warranties are qualified by the information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While Sunesis and Viracta do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Sunesis, Viracta or Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Sunesis and Merger Sub on the one hand, and Viracta on the other hand, and are modified by the disclosure schedules.

Structure

Under the Merger Agreement, Merger Sub, a wholly owned subsidiary of Sunesis formed in connection with the Merger, will merge with and into Viracta, with Viracta surviving as a wholly owned subsidiary of Sunesis.

Completion and Effectiveness of the Merger

The Merger will be completed as promptly as practicable (but no later than the second business day) after all of the conditions to completion of the Merger are satisfied or waived, including the approval of the stockholders of Sunesis and Viracta, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section entitled “Termination and Termination Fees” on page 183. The Merger is anticipated to occur after the Sunesis special meeting, which is further described on page 122. Sunesis and Viracta cannot predict the exact timing of the completion of the Merger because it is subject to various conditions.

Merger Consideration and Exchange Ratio

Merger Consideration

At the Effective Time each share of Viracta Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to the Merger Agreement but including any shares of Viracta Capital Stock issued pursuant to the Pre-Closing Financing as per the Merger Agreement) will be canceled and retired and the holder thereof shall cease to have any rights with respect thereto, except (excluding with respect to dissenting shares) the right to receive a number of validly issued, fully paid and nonassessable shares of Sunesis Common Stock equal to the Exchange Ratio (as defined below). For the purposes of calculating the aggregate amount of shares of Sunesis Common Stock issuable to each holder of shares of Viracta Capital Stock, all shares of Viracta Capital Stock held by any individual holder will be aggregated, and the Exchange Ratio will be applied to that aggregate number of shares held by such holder, and not on a share-by-share basis.

No fractional shares of Sunesis Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any holder of Viracta Capital Stock who would otherwise be entitled to receive a fraction of a share of Sunesis Common Stock (after aggregating all shares of Sunesis Common Stock issuable to such holder) will, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with the Merger Agreement and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Sunesis’s volume weighted average closing trading price of a share of Sunesis Common Stock on Nasdaq as reported by Bloomberg through its “HP” function (set to weighted average) for the five (5) consecutive trading days prior to the date that is ten (10) Business Days prior to the Closing Date.

Exchange Ratio

The Exchange Ratio formula is derived based upon a Viracta fixed valuation of $185.0 million (assuming a Pre-Closing Financing of $65.0 million) and a Sunesis Equity Value of $30.0 million and is subject to adjustment based upon Sunesis Net Cash as of the consummation of the Merger (the “Closing”).

As currently anticipated, after giving effect to the Pre-Closing Financing and assuming Sunesis holds Net Cash of $14.0 million at the closing of the Merger, the equity holders of Viracta immediately before the Merger (inclusive of investors in the Pre-Closing Financing) are expected to own approximately 86% of the aggregate number of outstanding shares of Sunesis capital stock immediately after the Closing, and the equity holders of Sunesis immediately before the Merger are expected to own approximately 14% of the aggregate number of outstanding shares of Sunesis capital stock immediately after the Closing on a fully-diluted treasury stock method basis, subject to the adjustments described above. As currently anticipated and before giving effect to the reverse stock split to be effected at a ratio in the range of 3-for-1 and 6-for-1 (or as otherwise mutually agreed to by Sunesis and Viracta), the Exchange Ratio is expected to be approximately 0.4017. The “Exchange Ratio” is the quotient obtained by dividing (a) (i) the Viracta Valuation (as defined below) divided by (ii) the Viracta Outstanding Shares (as defined below) by (b) (i) the Sunesis Valuation (as defined below) divided by (ii) the Sunesis Outstanding Shares (as defined below), where:

•	“Viracta Valuation” means the sum of (i) $120.0 million plus (ii) the amount of the gross proceeds of the Pre-Closing Financing.

•

“Viracta Outstanding Shares” means the total number of shares of Viracta Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted, as-converted to Viracta Common Stock basis, and assuming, without limitation or duplication, (i) the exercise of all Viracta options and Viracta warrants outstanding as of immediately prior to the Effective Time, (ii) the consummation of the Pre-Closing Financing and the issuance of all Viracta Capital Stock pursuant thereto and (iii) the issuance of shares of Viracta Capital Stock in respect of all other outstanding options, restricted stock awards or rights to receive such shares, whether conditional or unconditional and including any outstanding options or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Viracta Capital Stock reserved for issuance other than with respect to outstanding Viracta options under the Viracta Plan, as of immediately prior to the Effective Time). All options, warrants and similar rights in respect of Viracta Capital Stock will be deemed exercised in accordance with the treasury stock method. No Out-of-the-money Viracta stock options or Viracta warrants will be included in the total number of shares of Viracta Common Stock outstanding for purposes of determining the Viracta Outstanding Shares.

•	“Sunesis Equity Value” means $30.0 million.

•

“Sunesis Outstanding Shares” means, subject to, among other things, the possibility to effect the Reverse Split, the total number of shares of Sunesis Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, and assuming, without limitation or duplication, the issuance of shares of Sunesis Common Stock in respect of all Sunesis options, Sunesis warrants, conversion of Sunesis preferred stock and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger. All options, warrants and similar rights in respect of Sunesis Common Stock will be deemed exercised in accordance with the treasury stock method. No Out-of-the-Money Sunesis stock options or Sunesis warrants will be included in the total number of shares of Sunesis Common Stock outstanding for purposes of determining the Sunesis Outstanding Shares.

•

“Sunesis Valuation” means (i) if Sunesis Net Cash is equal to or greater than $14.5 million, the sum of (x) the Sunesis Equity Value plus (y) the amount by which Sunesis Net Cash exceeds $14.0 million, (ii) if Sunesis Net Cash is between $14.5 million and $13.5 million, the Sunesis Equity Value, or (iii) if Sunesis Net Cash is equal to or less than $13.5 million, the sum of (x) the Sunesis Equity Value, minus (y) the amount by which Sunesis Net Cash is less than $14.0 million.

•

“Sunesis Net Cash” means without duplication, (a) the sum of Sunesis’s cash and cash equivalents, in each case as of the anticipated closing date, determined in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Sunesis SEC documents and the Sunesis unaudited balance sheet, minus (b) accounts payable and accrued expenses (including fees and expenses incurred with respect to the transactions contemplated by the Merger Agreement and any other bona fide current and long term liabilities payable in cash calculated in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Sunesis SEC documents and the Sunesis Unaudited Balance Sheet, as well as lease obligations regardless of whether they are included on the Sunesis Balance Sheet; minus (c) the cash cost of change in control payments required to be paid to any person in connection with, and at the time of, the Closing, including severance payments to associates of Sunesis terminated as of, prior to, or immediately following the Closing; minus (d) cash costs related to wind down activities of the Merger Agreement associated with the termination of its research and development activities (including the termination of ongoing contractual obligations relating to Sunesis current products or product candidates), except as set forth on Schedule 1.6 of the Merger Agreement; minus (e) the cost of the “tail policy” to be in effect at the Closing in accordance with Section 5.7(d) of the Merger Agreement; minus (f) any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any potential or actual securityholder litigation arising or resulting from the transactions contemplated by the Merger Agreement and that may be brought in connection with or on behalf of any of Sunesis securityholder’s interest in Sunesis capital stock (including all amounts paid or payable up to the retention amount of any insurance policy that covers or may cover such costs or expenses and amounts not covered by any such insurance policy); plus (g) all receivables, including account receivables, but excluding milestone payments earned or payable; plus (h) prepaid expenses and other current assets, accrued for the benefit of Sunesis and/or the surviving corporation that are set forth on Schedule 1.6 of the Merger Agreement; plus (i) expenses paid, or liabilities incurred, prior to closing, that are approved in writing to be covered by Sunesis’s D&O insurance in excess of the deductible, and any credit due to the surviving corporation arising from the early termination of Sunesis’s D&O insurance; and plus (j) any net cash proceeds received by, or due to Sunesis within 90 days of closing, from any stock dispositions set forth on Section 4.1(b) of the Sunesis disclosure schedule prior to closing (net of tax payable by Sunesis on such amounts, if any, determined after taking into account any tax attributes of Sunesis, such as net operating losses and tax credits, that reduce or eliminate such tax. For illustrative purposes only, a sample statement of Sunesis Net Cash as of the date described therein is set forth on Schedule 1.6 of the Merger Agreement. Notwithstanding the foregoing, in no case shall Sunesis Net Cash be reduced for any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with dissenting shares.

•

“Out-of-the-Money” means, with respect to any Viracta stock option, Viracta warrant, Sunesis stock option or Sunesis warrant, that the Fair Market Value per share of underlying Viracta Capital Stock or Sunesis Common Stock, as the case may be, to which the holder thereof is entitled to purchase or subscribe for, is less than the exercise price of such Viracta stock option, Viracta warrant, Sunesis stock option or Sunesis warrant, as the case may be. For this purpose, (a) the “Fair Market Value” with respect to a share of Viracta Capital Stock shall be an amount equal to the Viracta Valuation, divided by the outstanding shares of Viracta Capital Stock and (b) the “Fair Market Value” with respect to a share of Sunesis Common Stock shall be an amount equal to the volume weighted average closing trading price of a share of Sunesis Common Stock on Nasdaq as reported by Bloomberg through its “HP” function (set to weighted average) for the five (5) consecutive trading days prior to the date that is ten (10) Business Days prior to the special meeting.

The following table illustrates how the Exchange Ratio and post-Merger equity ownership of Viracta’s stockholders and Sunesis’s stockholders (pre-Merger closing) may change if Sunesis Net Cash is between $12.5 million and $15.5 million at the closing of the Merger, in each case calculated as of December 31, 2020.

Sunesis Net Cash at Closing ($M)	Exchange Ratio	Post-Merger Ownership
		Viracta Equity Holders	Sunesis Equity Holders
$12.5	0.4228	86.6%	13.4%
$13.0	0.4156	86.4%	13.6%
$13.5	0.4085	86.2%	13.8%
$14.0	0.4017	86.0%	14.0%
$14.5	0.3951	85.8%	14.2%
$15.0	0.3887	85.6%	14.4%
$15.5	0.3826	85.4%	14.6%

Treatment of Viracta Stock Options

Under the terms of the Merger Agreement, each option to purchase shares of Viracta Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Sunesis Common Stock. Sunesis will assume the Viracta Plan and all rights with respect to each outstanding option to purchase Viracta Common Stock in accordance with its terms and the terms of the stock option agreement by which such option is evidenced.

Accordingly, from and after the Effective Time: (i) each outstanding Viracta stock option assumed by Sunesis may be exercised solely for shares of Sunesis Common Stock; (ii) the number of shares of Sunesis Common Stock subject to each outstanding option assumed by Sunesis will be determined by multiplying (A) the number of shares of Viracta Common Stock that were subject to such Viracta stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Sunesis Common Stock; (iii) the per share exercise price for the Sunesis Common Stock issuable upon exercise of each Viracta stock option assumed by Sunesis will be determined by dividing (A) the per share exercise price of Viracta Common Stock subject to such Viracta stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and the Reverse Split and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Viracta stock option assumed by Sunesis will continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Viracta stock option will otherwise remain unchanged; provided, however, that the Sunesis Board or a committee thereof will succeed to the authority and responsibility of Viracta Board or any committee thereof with respect to each Viracta stock option assumed by Sunesis.

Treatment of Viracta Warrants

Upon consummation of the Merger, each warrant to purchase Viracta Common Stock outstanding immediately prior to the Effective Time will be treated in accordance with the terms thereof.

Treatment of Sunesis Stock Options

All outstanding and unexercised options to purchase shares of Sunesis Common Stock will remain effective and outstanding. As of December 31, 2020, Sunesis’s current executive officers and directors hold options to purchase an aggregate of 457,852 shares of Sunesis Common Stock.

Directors and Officers of the Combined Company Following the Merger

The Merger Agreement provides that the parties will use reasonable best efforts and take all necessary action so that immediately after the Effective Time, the Sunesis Board is comprised of seven members, with six such members designated by Viracta and one member designated by Sunesis. Ivor Royston, M.D. will serve as the Chief Executive Officer and President of the combined company.

Amendment of the Certificate of Incorporation of Sunesis

Sunesis agreed to amend its amended and restated certificate of incorporation to (i) effect the Nasdaq reverse split, (ii) change Sunesis’s name to “Viracta Therapeutics, Inc.” and (iii) make such other changes as are mutually agreeable to the parties.

Conditions to the Completion of the Merger

The obligations of each party to consummate the Merger and the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the Closing, of the following conditions:

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there must not have been any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the contemplated transactions issued by any court of competent jurisdiction or other governmental body of competent jurisdiction and that remains in effect, and no law may have made the consummation of the contemplated transactions illegal;

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the Sunesis stockholders must have approved (i) the amendment to Sunesis’s certificate of incorporation to effect the Nasdaq reverse split, and (ii) the issuance of Sunesis Common Stock that represent (or are convertible into) more than twenty percent (20%) of the shares of Sunesis Common Stock outstanding immediately prior to the Merger to the Viracta stockholders in connection with the contemplated transactions and the change of control of Sunesis resulting from the contemplated transactions, in each case pursuant to the Nasdaq rules (the “Sunesis Closing Stockholder Matters”);

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Viracta must have delivered an action by written consent by the holders of a majority of each of the outstanding shares of the Viracta Capital Stock voting as a single class on an as-converted to Viracta Common Stock basis of the holders of any class or series of Viracta Capital Stock (the “Required Viracta Stockholder Vote”) (i) adopting and approving the Merger Agreement and the contemplated transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal, or assert any dissenters’ rights, for its shares pursuant to Section 262 of the DGCL and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) waiving any appraisal or dissenters’ rights with respect to the shares received by such stockholder in connection with the Merger (the “Viracta Stockholder Matters”);

•	the Sunesis Net Cash must have been finally determined;

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existing shares of Sunesis Common Stock must have been continually listed on Nasdaq as of and from the date of the Merger Agreement through the closing of the Merger and the shares of Sunesis Common Stock to be issued pursuant to the Merger Agreement must have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing; and

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this Registration Statement must be effective in accordance with the provisions of the Securities Act, and must not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to this Registration Statement that has not been withdrawn.

In addition, the obligation of Sunesis and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

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the representations and warranties of Viracta set forth in the Merger Agreement under sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), 2.6(a) and (c) (Capitalization) and 2.20 (No Financial Advisors) must have been true and correct in all material respects as of the date of the Merger Agreement and will be true and correct in all material respects on and as of the Closing date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties will be true and correct in all material respects as of such date);

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the representations and warranties of Viracta set forth in the Merger Agreement (other than the Viracta representations are warranties listed above) will have been true and correct as of the date of the Merger Agreement and will be true and correct on and as of the Closing date with the same force and effect as if made on the Closing date except (a) for those representations and warranties which address matters only as of a particular date (which representations will have been true and correct, subject to the qualifications as set forth in the Merger Agreement, as of such particular date) or (b) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Viracta Material Adverse Effect (as defined below) (without giving effect to any references therein to any Viracta Material Adverse Effect or other materiality qualifications);

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Viracta must have performed and complied with in all material respects all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

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Sunesis must have received from Viracta (i) an officer’s certificate certifying (x) that certain conditions of the Merger Agreement have been duly satisfied and (y) that the information set forth in an allocation certificate delivered by Viracta related to Viracta’s capitalization is true and accurate in all respects; and (ii) the allocation certificate with regard to Viracta’s capitalization;

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Sunesis must have received (i) an original signed statement from Viracta that Viracta is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Sunesis to deliver such notice to the Internal Revenue Service on behalf of Viracta following the Closing, each dated as of the Closing date, duly executed by an authorized officer of Viracta, and in form and substance reasonably acceptable to Sunesis;

•	Viracta must not have experienced a Viracta Material Adverse Effect since the date of the Merger Agreement that is continuing;

•	the Viracta investor agreements must have been terminated;

•	Sunesis must have received duly executed copies of the required Viracta lock-up agreements, each of which must be in full force and effect as of the Closing; and

•	the Viracta Written Consent executed by the designated officers, directors and stockholders of Viracta must be in full force and effect.

In addition, the obligation of Viracta to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

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the representations and warranties of Sunesis set forth in the Merger Agreement under sections 3.1(a) (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required), 3.6(a) and (c) (Capitalization) and 3.21 (No Financial Advisors) must will have been true and correct in all material respects as of the date of the Merger Agreement and will be true and correct in all material respects on and as of the Closing date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties will be true and correct in all material respects as of such date);

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the representations and warranties of Sunesis and Merger Sub set forth in the Merger Agreement (other than the Sunesis representations and warranties listed above) will have been true and correct as of the date of the Merger Agreement and will be true and correct on and as of the Closing date with the same force and effect as if made on the Closing date except (a) for those representations and warranties which address matters only as of a particular date (which representations will have been true and correct, subject to the qualifications as set forth in the Merger Agreement, as of such particular date) or (b) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Sunesis Material Adverse Effect (as defined below) (without giving effect to any references therein to any Sunesis Material Adverse Effect or other materiality qualifications);

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Sunesis and Merger Sub will have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under the Merger Agreement at or prior to the Effective Time;

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Viracta must have received from Sunesis (i) an officer’s certificate confirming that certain conditions of the Merger Agreement have been duly satisfied; (ii) a certificate with respect to Sunesis’s capitalization; (iii) a written resignation executed by the officers and directors of Sunesis who will not continue as officers or directors of Sunesis after the Closing; and (iv) the Sunesis closing financial certificate, a draft of which will have been provided at least five business days prior to the Closing, which certificate will be accompanied by such supporting documentation, information and calculations as are reasonably requested by Viracta to verify and determine the information contained therein;

•	Sunesis must not have experienced a Sunesis Material Adverse Effect since the date of the Merger Agreement that is continuing;

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Viracta must have received a copy of a lock-up agreement duly executed by the applicable Sunesis signatory and each director of Sunesis, each of which must be in full force and effect as of the Closing; and

•	Sunesis Net Cash is not less than $7.5 million (the “Sunesis Net Cash Condition”).

“Sunesis Material Adverse Effect” means any effect that, considered together with all other effects, (a) has a material adverse effect on the business, financial condition, assets, liabilities, operations or results of operations of Sunesis and its subsidiaries taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has occurred, a Sunesis Material Adverse Effect: (a) general business or economic conditions affecting the industry in which Sunesis operates, (b) natural disasters or epidemics, pandemics (including COVID-19 (as defined below) or other outbreaks of diseases or quarantine restrictions), acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) any change in the stock price or trading volume of Sunesis Common Stock (it being understood, however, that any effect causing or contributing to any change in stock price or trading volume of Sunesis Common Stock may be taken into account in determining whether a Sunesis Material Adverse Effect has occurred, unless such effects are otherwise excepted from this definition), (e) the failure of Sunesis to meet internal or analysts’ expectations or projections or the results of operations of Sunesis (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute a Sunesis Material Adverse Effect and may, if not otherwise to be disregarded pursuant to a different subclause of this definition, be taken into account in determining whether a Sunesis Material Adverse Effect has occurred), (f) any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP), (g) any reduction in the amount of Sunesis’s Cash and Cash Equivalents as a result of expenditures made by Sunesis related to wind down activities of Sunesis associated with the termination of its research and development activities (including the termination of ongoing contractual obligations relating to Sunesis current products or product candidates), in each case, as set forth in Schedule 1.6 of the Merger Agreement or with the prior written consent of Viracta or (h) resulting from the announcement of the Merger Agreement or the pendency of the contemplated transactions, except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Sunesis relative to other similarly situated companies in the industries in which Sunesis operates.

“Viracta Material Adverse Effect” means any effect that, considered together with all other effects (a) has a material adverse effect on the business, financial condition, assets, liabilities, operations or results of operations of the Viracta taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has occurred, a Viracta Material Adverse Effect: (a) general business or economic conditions generally affecting the industry in which Viracta operates, (b) natural disasters or epidemics, pandemics (including the COVID-19 pandemic, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (collectively, “COVID-19”) or other outbreaks of diseases or quarantine restrictions), acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) any failure by Viracta to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Merger Agreement (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute a Viracta Material Adverse Effect and may, if not otherwise to be disregarded pursuant to a different subclause of this definition, be taken into account in determining whether a Viracta Material Adverse Effect has occurred), (e) any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP), (f) resulting from the announcement of the Merger Agreement or the pendency of the contemplated transactions, (g) resulting from the taking of any action required to be taken by the Merger Agreement; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Viracta relative to other similarly situated companies in the industries in which Viracta operates.

Calculation of Sunesis Net Cash

At least five calendar days prior to the anticipated Closing date, Sunesis will deliver to Viracta a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Sunesis’s good faith, estimated calculation of the Sunesis Net Cash as of the anticipated Closing date, prepared and certified by an officer of Sunesis, together with the relevant work papers and back-up materials used or useful in preparing the Net Cash Schedule as reasonably requested by Viracta. Within three calendar days after delivery of the Net Cash Schedule (the “Response Date”), Viracta will have the right to dispute any part of the Net Cash Schedule by delivering a written notice to that effect to Sunesis (a “Dispute Notice”). Any Dispute Notice will identify in reasonable detail the nature of any proposed revisions to the Sunesis Net Cash calculation.

If on or prior to the Response Date, Viracta (i) notifies Sunesis in writing that it has no objections to the Sunesis Net Cash calculation or (ii) fails to deliver a Dispute Notice, then the Sunesis Net Cash calculation as set forth in the Net Cash Schedule will be deemed to have been finally determined for purposes of the Merger Agreement and to represent Sunesis Net Cash at the anticipated Closing date for purposes of the Merger Agreement.

If Viracta delivers a Dispute Notice on or prior to the Response Date, then representatives of both parties will promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Sunesis Net Cash, which agreed upon Sunesis Net Cash amount will be deemed to have been finally determined for purposes of the Merger Agreement and to represent the Sunesis Net Cash, at the anticipated closing date for purposes of the Merger Agreement.

If representatives of Sunesis and Viracta are unable to negotiate an agreed-upon determination of Sunesis Net Cash, at the anticipated Closing date, within three calendar days after delivery of the Dispute Notice (or such other period as Sunesis and Viracta may mutually agree upon), then Sunesis and Viracta will jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Sunesis Net Cash calculation. Sunesis will promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Sunesis and Viracta will use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 calendar days of accepting its selection. The Sunesis and Viracta will be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion will occur without the presence of a representative of each of Viracta and Sunesis. The determination of the Accounting Firm will be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Sunesis Net Cash, made by the Accounting Firm will be deemed to have been finally determined for purposes of the Merger Agreement and to represent Sunesis Net Cash, at the anticipated Closing date for purposes of the Merger Agreement, and the parties will delay the Closing until the resolution of the matters described herein. The fees and expenses of the Accounting Firm will be allocated between Sunesis and Viracta in the same proportion that the disputed amount of Sunesis Net Cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of Sunesis Net Cash, (and for the avoidance of doubt the fees and expenses to be paid by a party will reduce Sunesis Net Cash). If the determination of Sunesis Net Cash at the anticipated closing date and the resolution of the matter is done in accordance with this paragraph, the parties will not be required to determine Sunesis Net Cash, again even though the Closing may occur later than the anticipated closing date, except that either party may request a re-determination of Sunesis Net Cash if the closing date is more than five business days after the anticipated Closing date.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties. Viracta represents and warrants to the following matters:

•	Due Organization; No Subsidiaries

•	Organizational Documents

•	Authority; Binding Nature of Agreement

•	Vote Required

•	Non-Contravention; Consents

•	Capitalization

•	Financial Statements

•	Absence of Changes

•	Absence of Undisclosed Liabilities

•	Title to Assets

•	Real Property; Leasehold

•	Intellectual Property

•	Agreements, Contracts and Commitments

•	Compliance; Permits; Restrictions

•	Legal Proceedings; Orders

•	Tax Matters

•	Employee and Labor Matters; Benefit Plans

•	Environmental Matters

•	Insurance

•	No Financial Advisors

•	Disclosure

•	Transactions with Affiliates

•	Anti-Bribery

•	Disclaimer of Other Representations and Warranties

Sunesis and Merger Sub represent and warrant to the following matters:

•	Due Organization; Subsidiaries

•	Organizational Documents

•	Authority; Binding Nature of Agreement

•	Vote Required

•	Non-Contravention; Consents

•	Capitalization

•	SEC Filings; Financial Statements

•	Absence of Changes

•	Absence of Undisclosed Liabilities

•	Title to Assets

•	Real Property; Leasehold

•	Intellectual Property

•	Agreements, Contracts and Commitments

•	Compliance; Permits

•	Legal Proceedings; Orders

•	Tax Matters

•	Employee and Labor Matters; Benefit Plans

•	Environmental Matters

•	Transactions with Affiliates

•	Insurance

•	No Financial Advisors

•	Anti-Bribery

•	Valid Issuance

•	Opinion of Financial Advisor

•	Disclosure

•	Disclaimer of Other Representations and Warranties

The representations and warranties of Viracta, Sunesis and Merger Sub contained in the Merger Agreement or any certificate or instrument delivered pursuant to the Merger Agreement will terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and certain miscellaneous provisions of the Merger Agreement will survive the Effective Time.

Non-Solicitation

Both Sunesis and Viracta are prohibited by the terms of the Merger Agreement, other than with respect to any stock dispositions set forth on the Sunesis disclosure schedule, from (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below) or taking any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnishing any non-public information regarding Sunesis to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engaging in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approving, endorsing or recommending any Acquisition Proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below) (other than a confidentiality agreement permitted as per the below paragraph); or (vi) publicly proposing to do any of the foregoing.

Pursuant to the terms of the Merger Agreement, each of Sunesis and Viracta agreed to immediately cease any existing discussions, negotiations and communications with any person relating to any Acquisition Proposal or Acquisition Inquiry as of the date of the Merger Agreement and request the destruction or return of any of such party’s nonpublic information.

Subject to certain restrictions and prior to obtaining the approval of the Sunesis Stockholder Matters by the Required Sunesis Stockholder Vote (as defined below) (in the case of Sunesis) or the Required Viracta Stockholder Vote (as defined below) (in the case of Viracta), Sunesis or Viracta, as applicable, may furnish non-public information regarding Sunesis or Viracta, as the case may be, to, and enter into discussions or negotiations with, any person in response to a bona fide Acquisition Proposal by such person, which its board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes, or could be reasonably likely to result in, a Superior Offer (as defined below) (and is not withdrawn) if: (A) neither it nor any of its representatives will have breached the non-solicitation restrictions in the Merger Agreement in any material respect, (B) its board of directors concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the its board of directors under applicable law; (C) it receives from such person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to it as those contained in the confidential disclosure agreement, dated as of October 1, 2020 between Viracta and Sunesis; and (D) substantially contemporaneously with furnishing any such nonpublic information to such person, it furnishes such nonpublic information to the other party (to the extent such information has not been previously furnished to the other party).

If Sunesis or Viracta, or any of their respective representatives, receives an Acquisition Proposal or Acquisition Inquiry prior to the closing of the Merger, then such party will promptly (and in no event later than one business day after it becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry and the material terms of the Acquisition Proposal or Acquisition Inquiry) and provide a copy of all material written materials relating to such Acquisition Proposal or Acquisition Inquiry. Each party will keep the other party informed on a current basis with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification thereto.

“Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Viracta or any of its affiliates, on the one hand, or by or on behalf of Sunesis or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to or which would reasonably be interpreted to lead to any Acquisition Transaction with such party.

“Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Viracta, on the one hand, or Sunesis, on the other hand, to the other party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Transaction” means any transaction or series of related transactions involving:

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any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity; (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries; or (iii) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; provided, that in the case of Viracta, the Pre-Closing Financing will be deemed to not be an “Acquisition Transaction”; or

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any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement; and (b) is on terms and conditions that the Sunesis Board or Viracta Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Sunesis’s stockholders or Viracta’s stockholders, as applicable, than the terms of the contemplated transactions.

Sunesis Stockholder Meeting

Promptly after this proxy statement/prospectus/information statement has been declared effective by the SEC under the Securities Act, Sunesis will take all action necessary under applicable law to call, give notice of and hold the Sunesis special meeting for the purpose of seeking approval of (i) the Sunesis Stockholder Matters and (ii) approve a postponement or adjournment of the Sunesis special meeting, if necessary, to solicit addition proxies if there are not sufficient votes in favor of the Sunesis Stockholder Matters.

The Sunesis special meeting will be held as promptly as practicable after this proxy statement/prospectus/information statement is declared effective under the Securities Act. Sunesis will take reasonable measures to ensure that all proxies solicited in connection with the Sunesis special meeting are solicited in compliance with all applicable law. If, on or before the date of the Sunesis special meeting, Sunesis reasonably believes that it (i) will not receive proxies sufficient to obtain the required approvals of the Sunesis Stockholder Matters (the “Required Sunesis Stockholder Vote”), whether or not a quorum would be present or (ii) will not have sufficient shares of Sunesis Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Sunesis special meeting, Sunesis may postpone or adjourn the Sunesis special meeting as long as the date of the Sunesis special meeting is not postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments; provided, however, that more than one such postponement or adjournment will not be permitted without Viracta’s prior written consent.

Sunesis agreed that, subject to certain exceptions in the Merger Agreement: (i) the Sunesis Board will recommend that the holders of Sunesis Common Stock vote to approve the Sunesis Stockholder Matters and Incentive Plan Proposal and Sunesis will use commercially reasonable efforts to solicit such approval, (ii) this proxy statement/prospectus/information statement will include a statement to the effect that the Sunesis Board recommends that Sunesis’s stockholders vote to approve the Sunesis Stockholder Matters (the recommendation of the Sunesis Board with respect to the Sunesis Stockholder Matters being referred to as the “Sunesis Board Recommendation”) and the Incentive Plan Proposal; and (iii) the Sunesis Board Recommendation will not be withheld, amended, withdrawn or modified (and the Sunesis Board will not resolve or publicly propose or agree to withhold, amend, withdraw or modify the Sunesis Board Recommendation) in a manner adverse to Viracta and no resolution by the Sunesis Board or any committee thereof to withhold, amend, withdraw or modify the Sunesis Board Recommendation in a manner adverse to Viracta or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Sunesis Board Adverse Recommendation Change”).

The terms of the Merger Agreement provide that if at any time prior to the approval of Sunesis Closing Stockholder Matters by the Required Sunesis Stockholder Vote, Sunesis receives a written Acquisition Proposal (which did not arise out of a material breach of the Merger Agreement) from any person that has not been withdrawn and after consultation with outside legal counsel, the Sunesis Board will have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Sunesis Board may make a Sunesis Board Adverse Recommendation Change, if and only if all of the following apply: (A) the Sunesis Board determines in good faith, after consultation with Sunesis’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Sunesis Board to the Sunesis’s stockholders under applicable law; (B) Sunesis has given Viracta prior written notice of its intention to consider making a Sunesis Board Adverse Recommendation Change or terminate the Merger Agreement for a Sunesis Triggering Event (as defined below) at least three business days prior to making any such Sunesis Board Adverse Recommendation Change or termination (a “Sunesis Determination Notice”) (which notice will not constitute a Sunesis Triggering Event); and (C) (1) Sunesis has provided to Viracta a summary of the material terms and conditions of the Acquisition Proposal in accordance with the Merger Agreement, (2) Sunesis has given Viracta four business days after the Sunesis Determination Notice to propose revisions to the terms of this Agreement or make another proposal and has made its representatives reasonably available to negotiate in good faith with Viracta (to the extent Viracta desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Viracta, if any, after consultation with outside legal counsel, the Sunesis Board has determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Sunesis Board Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Sunesis Board to the Sunesis’s stockholders under applicable law. The provisions of the Merger Agreement described in this paragraph also apply to any material change to the facts and circumstances relating to such Acquisition Proposal and require a new Sunesis Determination Notice, except that the references to three business days will be deemed to be two business days.

The terms of the Merger Agreement also provide that, other than in connection with an Acquisition Proposal, the Sunesis Board may make a Sunesis Board Adverse Recommendation Change in response to a Sunesis change in circumstance, if and only if: (A) the Sunesis Board determines in good faith, after consultation with the Sunesis’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Sunesis Board to Sunesis’s stockholders under applicable law; (B) Sunesis has given Viracta a Sunesis Determination Notice at least three business days prior to making any such Sunesis Triggering Event; and (C) (1) Sunesis has specified the Sunesis change in circumstance in reasonable detail, (2) Sunesis has given Viracta three business days after the Sunesis Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and will have made its representatives reasonably available to negotiate in good faith with Viracta with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Viracta, if any, after consultation with outside legal counsel, the Sunesis Board has determined, in good faith, that the failure to make the Sunesis Board Adverse Recommendation Change in response to such Sunesis change in circumstance or terminate the Merger Agreement pursuant to Section 9.1(f) of the Merger Agreement would be inconsistent with the fiduciary duties of the Sunesis Board to the Sunesis’s stockholders under applicable law. The provisions of the Merger Agreement described in this paragraph also apply to any material change to the facts and circumstances relating to such Sunesis change in circumstance and require a new Sunesis Determination Notice, except that the references to three business days will be deemed to be two business days.

Viracta Stockholder Action by Written Consent

The Merger Agreement contemplates that, promptly after this Registration Statement will have been declared effective under the Securities Act, and in any event no later than three business days thereafter, Viracta will prepare, with the cooperation of Sunesis, and commence mailing to its stockholders an information statement, which will include a copy of this proxy statement/prospectus/information statement. Within five business days following the effectiveness of this Registration Statement, Viracta will deliver an action by written consent (the “Viracta Stockholder Written Consent”) containing the Required Viracta Stockholder Vote.

Viracta agreed that, subject to certain exceptions in the Merger Agreement: (i) the Viracta Board will recommend that the Viracta stockholders vote to approve the Viracta Stockholder Matters and will use reasonable best efforts to solicit such approval from each of the Viracta stockholders necessary to deliver the Viracta Stockholder Written Consent evidencing the Required Viracta Stockholder Vote within five business days following the effectiveness of this Registration Statement (the recommendation of the Viracta Board that Viracta’s stockholders vote to adopt and approve the Merger Agreement being referred to as the “Viracta Board Recommendation”); and (ii) the Viracta Board Recommendation will not be withdrawn or modified (and the Viracta Board will not publicly propose to withdraw or modify the Viracta Board Recommendation) in a manner adverse to Sunesis, and no resolution by the Viracta Board or any committee thereof to withdraw or modify the Viracta Board Recommendation in a manner adverse to Sunesis or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal will be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Viracta Board Recommendation Change”).

The terms of the Merger Agreement provide that if at any time prior to the approval of Viracta Stockholder Matters by the Required Viracta Stockholder Vote, Viracta receives a written Acquisition Proposal (which did not arise out of a material breach of the Merger Agreement) from any person that has not been withdrawn and after consultation with outside legal counsel, the Viracta Board will have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Viracta Board may make a Viracta Board Recommendation Change, if and only if all of the following apply: (A) the Viracta Board determines in good faith, after consultation with Viracta’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Viracta Board to the Viracta’s stockholders under applicable law; (B) Viracta has given Sunesis prior written notice of its intention to consider making a Viracta Triggering Event at least three business days prior to making any such Viracta Board Recommendation Change (a “Viracta Determination Notice”) (which notice will not constitute a Viracta Board Recommendation Change); and (C) (1) Viracta has provided to

Sunesis a summary of the material terms and conditions of the Acquisition Proposal in accordance with the Merger Agreement, (2) Viracta has given Sunesis five business days after the Viracta Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal and has made its representatives reasonably available to negotiate in good faith with Sunesis (to the extent Sunesis desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Sunesis, if any, after consultation with outside legal counsel, the Viracta Board has determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Viracta Triggering Event would be inconsistent with the fiduciary duties of the Viracta Board to the Viracta’s stockholders under applicable law. The provisions of the Merger Agreement described in this paragraph also apply to any material change to the facts and circumstances relating to such Acquisition Proposal and require a new Viracta Determination Notice, except that the references to three business days will be deemed to be two business days.

The terms of the Merger Agreement also provide that, other than in connection with an Acquisition Proposal, the Viracta Board may make a Viracta Board Recommendation Change in response to a Viracta change in circumstance, if and only if: (A) the Viracta Board determines in good faith, after consultation with Viracta’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Viracta Board to Viracta’s stockholders under applicable law; (B) Viracta has given Sunesis a Viracta Determination Notice at least three business days prior to making any such Viracta Board Recommendation Change; and (C) (1) Viracta has specified the Viracta change in circumstance in reasonable detail, (2) Viracta has given Sunesis three business days after the Viracta Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and will have made its representatives reasonably available to negotiate in good faith with Sunesis (to the extent Sunesis desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Sunesis, if any, after consultation with outside legal counsel, the Viracta Board has determined, in good faith, that the failure to make the Viracta Board Recommendation Change in response to such Viracta change in circumstance would be inconsistent with the fiduciary duties of the Viracta Board to the Viracta’s stockholders under applicable law. The provisions of the Merger Agreement described in this paragraph also apply to any material change to the facts and circumstances relating to such Viracta change in circumstance and require a new Viracta Determination Notice, except that the references to three business days will be deemed to be two business days.

Viracta Dissenters’ Rights

Viracta stockholders are entitled to assert statutory appraisal/dissenters’ rights in connection with the Merger pursuant to Section 262 of the DGCL with respect to their shares of Viracta Capital Stock. Sunesis stockholders are not entitled to appraisal rights in connection with the Merger. For more information on these appraisal and dissenters’ rights, see the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights” beginning on page 163 of this proxy statement/prospectus/information statement.

Covenants; Operation of Business Pending the Merger

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, except as set forth in the Merger Agreement, as required by applicable law, required to comply with any COVID-19 Measures, any action taken or not taken by Sunesis in good faith to respond to the actual or anticipated effect on Sunesis of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or unless Viracta consents in writing, Sunesis has agreed to conduct its business and operations in the ordinary course of business and in compliance in all material respects with all applicable laws and the requirements of all of its materials contracts, and will not:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under Sunesis’s stock plans);

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Sunesis (except for Sunesis Common Stock issued upon the valid exercise of outstanding Sunesis options, Sunesis warrants or conversion of Sunesis preferred stock); (B) any option, warrant or right to acquire any capital stock or any other security other than option grants to employees and service providers in the ordinary course of business which are included in the calculation of the Viracta Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Sunesis;

•

except as required to give effect to anything in contemplation of the closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the contemplated transactions;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•	redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Sunesis Common Stock;

•

(A) lend money to any person (except for the advancement of expenses to employees and directors in the ordinary course of business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) other than the incurrence or payment of any Transaction Expenses, make any capital expenditure in excess of $100,000;

•	forgive any loans to any person, including its employees, officers, directors or affiliates;

•

other than as required by applicable law or the terms of any Sunesis benefit plan: (A) adopt, terminate, establish or enter into any Sunesis benefit plan; (B) cause or permit any Sunesis benefit plan to be amended in any respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees other than increases in base salary and annual cash bonus opportunities and payments made in the ordinary course of business; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, terminate or give notice of termination to any (x) officer or (y) employee;

•

recognize any labor union, labor organization, or similar person except as otherwise required by applicable law and after prior written consent of Viracta which consent will not be unreasonably withheld or delayed;

•

fail to preserve intact in any material respect the current business organization of Sunesis or to use its commercially reasonable efforts to maintain the relations and good will in all material respects with its suppliers, customers, landlords, creditors, representatives and others having business relationships with Sunesis;

•	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties;

•

either solely or in collaboration with any third party, directly or indirectly, commence, enter, join, revive, solicit, or otherwise get engaged in, any clinical trial other than the clinical trials existing on or prior to the date of the Merger Agreement and disclosed by Sunesis on its disclosure schedule;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any Sunesis intellectual property (other than pursuant to non-exclusive licenses in the ordinary course of business);

•

make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than six months), or adopt or change any material accounting method in respect of taxes;

•	enter into, materially amend or terminate any Sunesis material contract;

•	other than the incurrence or payment of any Transaction Expenses, make any expenditures, or discharge or satisfy any liabilities, in each case, in amounts that exceed $100,000;

•	other than as required by law or GAAP, take any action to change accounting policies or procedures;

•	initiate or settle any legal proceeding; or

•	agree, resolve or commit to do any of the foregoing.

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, except as set forth in the Merger Agreement, as required by applicable law, as required to comply with any COVID-19 Measures, any action taken or not taken by the Viracta in good faith to respond to the actual or anticipated effect on Viracta of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners or unless Sunesis consents in writing, Viracta will conduct its business and operations in the ordinary course of business and in compliance in all material respects with all applicable laws and the requirements of all of its material contracts, and will not:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under the Viracta Plan); other than as required by applicable Law or the terms of any Viracta benefit plan as in effect on the date of the Merger Agreement or in the ordinary course of business: (A) adopt, terminate, establish or enter into any benefit plan; (B) cause or permit any Viracta benefit plan to be amended in any respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees other than increases in base salary and annual cash bonus opportunities and payments made in the ordinary course of business; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, terminate or give notice of termination to any (x) officer or (y) employee;

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Viracta (except for (1) shares of outstanding Viracta Common Stock issued upon the valid exercise of Viracta options or Viracta Warrants, (2) the sale of Viracta Common Stock purchased in connection with the Pre-Closing Financing); (B) any option, warrant or right to acquire any capital stock or any other security, other than option grants to employees and service providers in the ordinary course of business which are included in the calculation of the Sunesis Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Viracta;

•

except as required to give effect to anything in contemplation of the closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, in connection with the contemplated transactions;

•	acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•

(A) lend money to any person (except for the advancement of expenses to employees and directors in the ordinary course of business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure, in each case, in excess of $250,000;

•	recognize any labor union, labor organization, or similar person except as otherwise required by applicable law;

•

make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than six months), or adopt or change any material accounting method in respect of taxes;

•	enter into, materially amend or terminate any Viracta material contract outside of the ordinary course of business;

•	other than as required by law or GAAP, take any action to change accounting policies or procedures;

•	initiate or settle any legal proceeding with an underlying value in excess of $50,000; or

•	agree, resolve or commit to do any of the foregoing.

Termination and Termination Fees

The Merger Agreement may be terminated prior to the Effective Time (whether before or after the required stockholder approvals to complete the Merger have been obtained, unless otherwise specified below):

(a)	By mutual written consent of Sunesis and Viracta;

(b)

By either Sunesis or Viracta if the Contemplated Transactions have not been consummated by May 29, 2021 (other than in cases in which such failure to consummate the Contemplated Transactions is due to a party’s action or failure to act that has been a principal cause of the failure of the Contemplated Transactions to occur on or before May 29, 2021 and such action or failure to act constitutes a breach of the Merger Agreement), subject to an extension of 60 days in the event that a request for additional information has been made by any governmental body, or in the event that the SEC has not declared effective under the Exchange Act the Registration Statement by the date which is 30 calendar days prior to May 29, 2021;

(c)

By either Sunesis or Viracta if a court of competent jurisdiction or other governmental body will have issued a final and non-appealable order, decree or ruling, or will have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the contemplated transactions;

(d)

By Sunesis if the Viracta Stockholder Written Consent will not have been obtained within five business days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Viracta Stockholder Written Consent has been obtained, Sunesis may not terminate the Merger Agreement pursuant to this paragraph;

(e)

by either Sunesis or Viracta if (i) the Sunesis special meeting (including any adjournments and postponements thereof) will have been held and completed and (ii) the Sunesis Closing Stockholder Matters will not have been approved at such Sunesis special meeting by the Required Sunesis Stockholder Vote;

(f)	by Viracta (at any time prior to the approval of the Sunesis Closing Stockholder Matters by the Required Sunesis Stockholder Vote) if a Sunesis Triggering Event will have occurred;

(g)	by Sunesis (at any time prior to the Required Viracta Stockholder Vote being obtained) if a Viracta Triggering Event will have occurred;

(h)

by Viracta, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Sunesis or Merger Sub or if any representation or warranty of Sunesis or Merger Sub will have become inaccurate, in either case, such that certain closing conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided that Viracta is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in Sunesis’s or Merger Sub’s representations and warranties or breach by Sunesis or Merger Sub is curable by May 29, 2021 by Sunesis or Merger Sub, then the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy until the earlier of (i) May 29, 2021 and (ii) the expiration of a 30 calendar day period commencing upon delivery of written notice from Viracta to Sunesis or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Sunesis or Merger Sub is cured prior to such termination becoming effective);

(i)

by Sunesis, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Viracta or if any representation or warranty of Viracta will have become inaccurate, in either case, such that certain closing conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided that Sunesis is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Viracta’s representations and warranties or breach by Viracta is curable by May 29, 2021 by Viracta then this Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy until the earlier of (i) May 29, 2021 and (ii) the expiration of a 30 calendar day period commencing upon delivery of written notice from Sunesis to Viracta of such breach or inaccuracy and its intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Viracta is cured prior to such termination becoming effective);

(j)

by Sunesis, at any time, if (i) Sunesis has received a Superior Offer, (ii) Sunesis has complied with its non-solicitation obligations with respect to such Superior Offer, (iii) Sunesis concurrently terminates the Merger Agreement and enters into a permitted alternative agreement with respect to such Superior Offer and (iv) substantially concurrently with such termination, Sunesis pays to Viracta the applicable termination fee; or

(k)

by Sunesis, if Viracta’s audited financial statements have not been provided by Viracta to Sunesis within 60 calendar days of the date of the Merger Agreement, provided that Sunesis will not be entitled to terminate the Merger Agreement pursuant to this paragraph after the time such Viracta audited financial statements have been delivered.

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination, specifying the provisions of the Merger Agreement pursuant to which such termination is made and the basis therefor described in reasonable detail.

“Viracta Triggering Event” will be deemed to have occurred if: (a) Viracta will have made a Viracta Board Adverse Recommendation Change; (b) the Viracta Board or any committee thereof will have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) Viracta will have entered into any letter of intent or similar document relating to any Acquisition Proposal in violation of the terms of the Merger Agreement.

“Sunesis Triggering Event” will be deemed to have occurred if: (a) Sunesis will have failed to include in the proxy statement the Sunesis Board Recommendation or will have made a Sunesis Board Adverse Recommendation Change; (b) the Sunesis Board or any committee thereof will have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) Sunesis will have entered into any letter of intent or similar document relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to the Merger Agreement) in violation of the terms of the Merger Agreement.

Sunesis must pay Viracta a termination fee of $1.5 million if (i) (A) in connection with the termination of the Merger Agreement pursuant to clause (b), (e) or (h) above, (B) at any time after the date of the Merger Agreement and before such termination, an Acquisition Proposal with respect to Sunesis will have been either publicly announced or publicly disclosed to Sunesis or the Sunesis Board, in each case after the date of the Merger Agreement but prior to the termination of the Merger Agreement and (C) within 12 months after the date of such termination, Sunesis consummates a subsequent transaction, whether or not in respect of the Acquisition Proposal referred to in clause (B); (ii) in connection with the termination of the Merger Agreement pursuant to clause (f) above; (iii) in connection with the termination of the Merger Agreement pursuant to clause (j) above; or (iv) in connection with the termination of the Merger Agreement pursuant to clause (g) above.

Viracta must pay Sunesis a termination fee of $1.5 million if (i) in connection with the termination of the Merger Agreement pursuant to clause (b), (d) or (i) above, (ii) at any time after the date of the Merger Agreement and before such termination, an Acquisition Proposal with respect to Viracta will have been either publicly announced or publicly disclosed or otherwise communicated to Viracta or the Viracta Board (and not withdrawn), in each case after the date of the Merger Agreement but prior to the termination of the Merger Agreement and (iii) within 12 months after the date of such termination, Viracta consummates a subsequent transaction, whether or not in respect of the Acquisition Proposal referred whether or not in respect of the Acquisition Proposal referred to in clause (ii) above.

Viracta must pay Sunesis a termination fee of $3.0 million in connection with the termination of the Merger Agreement pursuant to clause (g) above.

If the Merger Agreement is terminated by Viracta pursuant to clause (f) or (h) above, Sunesis will reimburse all reasonable out-of-pocket fees and expenses incurred by Viracta in connection with the Merger Agreement and the contemplated transactions, up to a maximum of $250,000, by wire transfer of same-day funds within ten business days following the date on which Viracta submits to Sunesis true and correct copies of reasonable documentation supporting such expenses.

If the Merger Agreement is terminated by Sunesis pursuant to clause (g) or (i) above, Viracta will reimburse Sunesis for all reasonable out-of-pocket fees and expenses incurred by Sunesis in connection with the Merger Agreement and the contemplated transactions, up to a maximum of $250,000, by wire transfer of same-day funds within ten business days following the date on which Sunesis submits to Viracta true and correct copies of reasonable documentation supporting such expenses.

Other Agreements

Director Indemnification and Insurance

The Merger Agreement provides that, subject to certain limitations as set forth in the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Sunesis and the surviving company will fulfill Sunesis and Viracta’s indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the Effective Time, a director or officer of Sunesis or Viracta.

The Merger Agreement also provides that the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers of Sunesis set forth in Sunesis’s amended and restated certificate of incorporation and amended and restated bylaws will not be amended, modified or repealed for a period of six years from the Effective Time in any manner that would adversely affect the rights of individuals who, at or prior to the Effective Time, were officers or directors of Sunesis. After the Closing, the amended and restated certificate of incorporation and amended and restated bylaws of the surviving corporation will contain provisions at least as favorable as the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers presently set forth in Sunesis’s amended and restated certificate of incorporation and amended and restated bylaws. Sunesis has agreed to secure and prepay a six year “tail policy” on Sunesis’s existing directors’ and officers’ liability insurance policy with an effective date as of the date of the Closing.

Listing

Pursuant to the Merger Agreement, Sunesis has agreed to use its commercially reasonable efforts, (a) to maintain its existing listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Sunesis Common Stock to be issued in connection with the contemplated transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) to effect the Reverse Split and (d) to the extent required by Nasdaq, to file a Nasdaq Listing Application for the Sunesis Common Stock on Nasdaq and to cause such Nasdaq application to be conditionally approved prior to the Effective Time.

The parties will reasonably promptly inform the other of all verbal or written communications between Nasdaq and such party or its representatives, and will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Viracta agrees to bear all Nasdaq fees associated with the Nasdaq Listing Application. Viracta will cooperate with Sunesis as reasonably requested by Sunesis with respect to the Nasdaq Listing Application and promptly furnish to Sunesis all information concerning Viracta and its stockholders that may be required or reasonably requested in connection with any action contemplated thereby.

Expenses

Pursuant to the Merger Agreement, all the Transaction Expenses will be paid by the party incurring such expenses, whether or not the Merger is consummated, except that Viracta will pay (i) all fees paid to the SEC in connection with filing this proxy statement/prospectus/information statement, and any amendments and supplements hereto, with the SEC, (ii) the Nasdaq fees associated with the Nasdaq Listing Application and (iii) half of all fees and expenses in connection with the filing, printing, mailing and distribution of this proxy statement/prospectus/information statement, and any amendments and supplements hereto.

“Transaction Expenses” means, with respect to each party, all fees and expenses incurred by such party at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement, including (a) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such party; (b) fees paid to the SEC in connection with filing this proxy statement/prospectus/information statement, and any amendments and supplements hereto, with the SEC; (c) any fees and expenses in connection with the filing, printing, mailing and distribution of this proxy statement/prospectus/information statement and any amendments and supplements hereto; (d) the Nasdaq fees associated with the Nasdaq Listing Application; and (e) only with respect to Sunesis, any bonus, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that become due or payable to any director, officer, employee or consultant of Sunesis in connection with the consummation of the contemplated transactions.

Amendment of Merger Agreement

The Merger Agreement may be amended by the parties at any time with the written approval of the Viracta, Merger Sub and Sunesis, except that after the Merger Agreement has been adopted and approved by a party’s stockholders, no amendment which by law requires further approval by the stockholders of that party will be made without such further stockholder approval.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

Concurrently with the execution of the Merger Agreement, (a) officers, directors and certain stockholders of Viracta (solely in their respective capacities as Viracta stockholders) who collectively beneficially owned or controlled approximately 87% of the voting power of Viracta’s outstanding capital stock as of November 29, 2020, entered into support agreements under which such stockholders agreed to, among other things, vote in favor of the adoption of the Merger Agreement and the approval of the Merger, the Viracta Stockholder Matters and the other transactions contemplated by the Merger Agreement; provided that in the event of a Viracta Board Adverse Recommendation Change, the obligation of such Viracta stockholders to vote their shares of Viracta Capital Stock will be modified and such stockholders will only be required to collectively vote an aggregate number of shares of Viracta Capital Stock equal to 35% of the total voting power of the outstanding Viracta Capital Stock, and (b) officers and directors of Sunesis (solely in their respective capacities as Sunesis stockholders), who collectively beneficially owned or controlled approximately 0.9% of the voting power of Sunesis’s outstanding capital stock as of November 29, 2020, entered into support agreements under which such stockholders agreed to, among other things, vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

The support agreements will terminate at the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, (a) directors, officers and certain stockholders of Viracta, entered into lock-up agreements, pursuant to which such individuals and entities have agreed not to, except in limited circumstances, transfer or dispose of, any shares of Sunesis Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Sunesis Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and stock options, for a period of 180 days after the closing date of the Merger. Dr. Onetto, the designee of Sunesis to the board of directors of the combined company has also entered into a similar lock-up agreement.

Pre-Closing Financing

Concurrent with the execution of the Merger Agreement, Viracta entered into a common stock purchase agreement (“CSPA”) with certain investors pursuant to which, among other things, Viracta agreed to issue to the investors an aggregate of 107,349,288 shares of Viracta Common Stock at a purchase price of $0.6055 per share, for gross proceeds of approximately $65.0 million (the “Pre-Closing Financing”). The Pre-Closing Financing is conditioned upon, and expected to close immediately prior to, the closing of the Merger and is further conditioned upon a total investment of at least $30.0 million in the Pre-Closing Financing. The securities to be issued in the Pre-Closing Financing will be issued pursuant to an exemption from securities laws. The Sunesis Common Stock issuable upon exchange of the shares of Viracta Common Stock issued in the Pre-Closing Financing pursuant to the Merger will be registered on this Registration Statement.

MATTERS BEING SUBMITTED TO A VOTE OF SUNESIS’S STOCKHOLDERS

PROPOSAL NO. 1:

APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF

INCORPORATION OF SUNESIS EFFECTING THE REVERSE SPLIT

General

At the Sunesis virtual special meeting, Sunesis’s common stockholders will be asked to approve an amendment to the amended and restated certificate of incorporation of Sunesis effecting the Reverse Split of Sunesis Common Stock at a ratio anywhere in the range between one new share for every three shares and one new share for every six shares outstanding. Prior to the effectiveness of the Merger, Sunesis and Viracta will mutually agree upon the exact reverse split ratio within such range. Upon the effectiveness of the amendment to the amended and restated certificate of incorporation of Sunesis effecting the Reverse Split, or the split effective time, the issued shares of Sunesis Common Stock immediately prior to the split effective time will be reclassified into a smaller number of shares within the specified range, such that a stockholder of Sunesis will own one new share of Sunesis Common Stock for the specified number of shares of issued common stock held by that stockholder immediately prior to the split effective time.

If Proposal No. 1 is approved, the Reverse Split would become effective immediately prior to the effectiveness of the Merger. Sunesis may effect only one reverse stock split in connection with this Proposal No. 1. Sunesis and Viracta’s mutual decision will be based on a number of factors, including market conditions, existing and expected trading prices for Sunesis Common Stock and the listing requirements of Nasdaq.

If Proposal No. 2 is not approved and the Merger is not effected, the Sunesis Board may still choose to implement the Reverse Stock Split in order to effectively increase the per share price of Sunesis Common Stock.

The form of the amendment to the amended and restated certificate of incorporation of Sunesis to effect the Reverse Split, as more fully described below, will effect the Reverse Split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Sunesis Common Stock or preferred stock.

Purpose

The Sunesis Board approved the proposal approving the amendment to the amended and restated certificate of incorporation of Sunesis effecting the Reverse Split for the following reasons:

•	the Sunesis Board believes effecting the Reverse Split may be an effective means of satisfying the Nasdaq initial listing requirements for Sunesis Common Stock following the closing of the Merger;

•

the Sunesis Board believes that the Reverse Split will result in a number of authorized but unissued shares of Sunesis Common Stock sufficient for the issuance of shares of Sunesis Common Stock to Viracta’s stockholders pursuant to the Merger Agreement; and

•	the Sunesis Board believes a higher stock price may help generate investor interest in Sunesis and help Sunesis attract and retain employees.

If the Reverse Split successfully increases the per share price of Sunesis Common Stock, the Sunesis Board believes this increase may increase trading volume in Sunesis Common Stock and facilitate future financings by the combined company.

Nasdaq Requirements for Listing on Nasdaq

Sunesis Common Stock is listed on The Nasdaq Capital Market under the symbol “SNSS.” Sunesis intends to file an initial listing application with The Nasdaq Stock Market, as described below, to seek a listing upon the closing of the Merger.

According to Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Sunesis to have, among other things, a $4.00 per share minimum bid price upon the closing of the Merger. Therefore, the Reverse Split may be necessary in order to consummate the Merger.

One of the effects of the Reverse Split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Sunesis’s management being able to issue more shares without further stockholder approval. For example, before the Reverse Split, as of January 5, 2021, Sunesis’s authorized shares of common stock immediately prior to the closing of the Merger was 400 million compared to shares issued and outstanding of 18,108,307. If Sunesis effects the Reverse Split using a 3:1 ratio, its authorized shares of common stock immediately prior to the closing of the Merger would still be 400 million compared to shares issued and outstanding of 6,036,102. Sunesis currently has no plans to issue shares, other than in connection with the Merger and to satisfy obligations under the Sunesis employee stock options from time to time as the options are exercised. The Reverse Split will not affect the number of authorized shares of Sunesis Common Stock which will continue to be authorized pursuant to the certificate of incorporation of Sunesis.

Potential Increased Investor Interest

On January 11, 2021, Sunesis Common Stock closed at $2.38 per share. An investment in Sunesis Common Stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Sunesis Board believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the Reverse Split, including that the Reverse Split may not result in an increase in the per share price of Sunesis Common Stock.

Sunesis cannot predict whether the Reverse Split will increase the market price for Sunesis Common Stock in the future. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•

the market price per share of Sunesis Common Stock after the Reverse Split will rise in proportion to the reduction in the number of shares of Sunesis Common Stock outstanding before the Reverse Split;

•	the Reverse Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the Reverse Split will result in a per share price that will increase the ability of Sunesis to attract and retain employees;

•

the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing, or that Sunesis will otherwise meet the requirements of Nasdaq for inclusion for trading on Nasdaq, including the $4.00 minimum bid price upon the closing of the Merger.

The market price of Sunesis Common Stock will also be based on performance of Sunesis and other factors, some of which are unrelated to the number of shares outstanding. If the Reverse Split is effected and the market price of Sunesis Common Stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Sunesis may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Sunesis Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Split.

Principal Effects of the Reverse Split

The amendment to the amended and restated certificate of incorporation of Sunesis effecting the Reverse Split is set forth in Annex D to this proxy statement/prospectus/information statement.

The Reverse Split will be effected simultaneously for all outstanding shares of Sunesis Common Stock. The Reverse Split will affect all of Sunesis’s stockholders uniformly and will not affect any stockholder’s percentage ownership interest in Sunesis, except to the extent that the Reverse Split results in any of Sunesis’s stockholders owning a fractional share. Shares of Sunesis Common Stock issued pursuant to the Reverse Split will remain fully paid and nonassessable. The Reverse Split does not affect the total proportionate ownership of Sunesis following the Merger. The Reverse Split will not affect Sunesis continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting the Reverse Split and Exchange of Stock Certificates

If Sunesis’s common stockholders approve the amendment to the amended and restated certificate of incorporation of Sunesis effecting the Reverse Split, and if the Sunesis Board still believes that a reverse stock split is in the best interests of Sunesis and its stockholders, Sunesis will file the amendment to the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Sunesis Board has determined to be the appropriate split effective time. The Sunesis Board may delay effecting the Reverse Split without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, Sunesis’s stockholders will be notified that the Reverse Split has been effected. Sunesis expects that the Sunesis transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares held in certificated form in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Sunesis. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the Reverse Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

By approving the amendment to the amended and restated certificate of incorporation of Sunesis effecting the Reverse Split, stockholders will be approving the combination of a whole number of shares of Sunesis Common Stock between three to six into one share of Sunesis Common Stock, with the actual ratio to be mutually agreed upon by Sunesis and Viracta prior to the effectiveness of the Merger.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Sunesis is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Sunesis or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Sunesis Board or contemplating a tender offer or other transaction for the combination of Sunesis with another company, the Reverse Split proposal is not being proposed in response to any effort of which Sunesis is aware to accumulate shares of Sunesis Common Stock or obtain control of Sunesis, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the Sunesis Board and stockholders. Other than the proposals being submitted to Sunesis’s common stockholders for their consideration at the Sunesis virtual special meeting, the Sunesis Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Sunesis. For more information, please see the sections titled “Risk Factors—Risks related to the Combined Company”, and “Description of Sunesis Capital Stock—Anti-Takeover Effects of Provisions of Sunesis’s Charter Documents and Delaware Law.”

Material U.S. Federal Income Tax Consequences of the Reverse Split

The following is a discussion of material U.S. federal income tax consequences of the Reverse Split that are applicable to U.S. holders (as defined below) of Sunesis Common Stock, but does not purport to be a complete analysis of all potential tax effects. This summary is based upon current provisions of the Code, existing Treasury regulations, judicial decisions, and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Sunesis stockholders as described in this summary.

This discussion applies only to Sunesis stockholders who hold their Sunesis Common Stock as a “capital asset” within the meaning of Section 1221 of the Code, and does not address all U.S. federal income tax consequences relevant to a Sunesis stockholder. In addition, it does not address consequences relevant to Sunesis stockholders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation to Sunesis stockholders that are:

•	brokers, dealers or traders in securities; banks; insurance companies; other financial institutions; mutual funds;

•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	persons who are not U.S. holders (as defined below);

•	stockholders who are subject to the alternative minimum tax provisions of the Code;

•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	persons who hold shares of Sunesis Common Stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who elect to apply the provisions of Section 1400Z-2 to any gains realized in the Reverse Split;

•	persons who acquired their shares of Sunesis Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Sunesis Common Stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Sunesis Common Stock under the constructive sale provisions of the Code;

•

persons who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	certain expatriates or former citizens or long-term residents of the United States.

Sunesis stockholders subject to particular U.S. or non-U.S. tax rules that are described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the Reverse Split.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds Sunesis Common Stock, the U.S. federal income tax treatment of a partner in the partnership will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding Sunesis capital stock or any other person not addressed by this discussion, you should consult your tax advisors regarding the tax consequences of the Reverse Split.

In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Reverse Split, whether or not they are in connection with the Reverse Split; (b) any U.S. federal non-income tax consequences of the Reverse Split, including estate, gift or other tax consequences; (c) any state, local or non-U.S. tax consequences of the Reverse Split; or (d) the Medicare contribution tax on net investment income. No ruling from the IRS or opinion of counsel, has been or will be requested in connection with the Reverse Split. Sunesis stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.

Definition of “U.S. Holder”

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Sunesis Common Stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•

a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

Treatment of U.S. Holders in the Reverse Split

We intend to treat the Reverse Split as a “recapitalization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Assuming the Reverse Split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, a U.S. holder will not recognize gain or loss upon the Reverse Split, except with respect to cash received in lieu of a fractional share of Sunesis Common Stock (which fractional share will be treated as received and then exchanged for such cash). A U.S. holder’s aggregate tax basis in the shares of Sunesis Common Stock received pursuant to the Reverse Split will equal the aggregate tax basis of the shares of the Sunesis Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Sunesis Common Stock), and such U.S. holder’s holding period in the shares of Sunesis Common Stock received will include the holding period in the shares of Sunesis Common Stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Sunesis Common Stock surrendered to the shares of Sunesis Common Stock received in a recapitalization pursuant to the Reverse Split. U.S. holders of shares of Sunesis Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

A U.S. holder that receives cash in lieu of a fractional share of Sunesis Common Stock pursuant to the Reverse Split will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Sunesis Common Stock surrendered that is allocated to such fractional share of Sunesis Common Stock. Any such gain or loss will be long-term capital gain or loss if, as of the effective time of the Reverse Split, the U.S. holder’s holding period for such fractional share exceeds one year. Long-term capital gains of certain non-corporate taxpayers, including individuals, are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

If the Reverse Split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, each U.S. holder who receives shares of Sunesis Common Stock in the Reverse Split is required to retain permanent records pertaining to the Reverse Split, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. U.S. holders who owned immediately before the Reverse Split at least five percent (by vote or value) of the total outstanding stock of Sunesis are required to attach a statement to their tax returns for the year in which the Reverse Split is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s Sunesis Common Stock surrendered in the Reverse Split, the fair market value of such stock, the date of the Reverse Split and the name and employer identification number of Sunesis. U.S. holders are urged to consult with their tax advisors to comply with these rules.

A U.S. Holder of Sunesis Common Stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Reverse Split. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder of Sunesis capital stock, if any, provided the required information is timely furnished to the IRS. Sunesis stockholders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.

The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Sunesis stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Reverse Split to you.

Vote Required; Recommendation of the Sunesis Board

The affirmative vote of holders of a majority of the shares of Sunesis Common Stock outstanding on the record date for the Sunesis virtual special meeting is required to approve Proposal No. 1. Abstentions will have the same effect as votes “AGAINST” this Proposal. It is anticipated that Proposal No. 1 will be a discretionary proposal considered routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus will not result in broker non-votes.

THE SUNESIS BOARD RECOMMENDS THAT SUNESIS’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNESIS EFFECTING THE REVERSE SPLIT. THE APPROVAL OF EACH OF PROPOSAL NOS. 1 AND 2 IS REQUIRED TO CONSUMMATE THE MERGER.

PROPOSAL NO. 2:

APPROVAL OF (I) THE ISSUANCE OF SHARES OF SUNESIS COMMON STOCK PURSUANT TO THE MERGER, AND (II) THE CHANGE OF CONTROL RESULTING FROM THE MERGER

At the Sunesis virtual special meeting, Sunesis’s common stockholders will be asked to approve (i) the issuance of Sunesis Common Stock to Viracta’s stockholders pursuant to the Merger Agreement, which shares of Sunesis Common Stock to be issued pursuant to the Merger will represent more than 20% of the shares of Sunesis Common Stock outstanding immediately prior to the Merger, and (ii) the change of control resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively. Immediately following the Merger and assuming a $65.0 million investment in the Pre-Closing Financing and that Sunesis holds $14.0 million of net cash at the closing of the Merger, current holders of Viracta Capital Stock and options to purchase shares of Viracta Common Stock immediately prior to the Effective Time, are expected to own, or hold rights to acquire, in the aggregate approximately 86% of the Sunesis capital stock on a fully diluted treasury stock method basis, and Sunesis’s current equity holders are expected to own, or hold rights to acquire, in the aggregate approximately 14% of the Sunesis capital stock on a fully diluted treasury stock method basis. Sunesis will assume outstanding warrants to purchase shares of Viracta Capital Stock and unexercised options to purchase shares of Viracta Capital Stock, and such securities will be converted into warrants or options, as applicable, to purchase shares of Sunesis Common Stock.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger, the issuance of Sunesis Common Stock pursuant to the Merger Agreement and the change of control resulting from the Merger are described in detail in the other sections in this proxy statement/prospectus/information statement.

Required Vote

The affirmative vote of a majority of the votes cast virtually or by proxy at the Sunesis virtual special meeting is required to approve Proposal No. 2. Abstentions and broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 2 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.

THE SUNESIS BOARD RECOMMENDS THAT SUNESIS’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE (I) THE ISSUANCE OF SHARES OF SUNESIS COMMON STOCK PURSUANT TO THE MERGER, WHICH SHARES COLLECTIVELY WILL REPRESENT MORE THAN 20% OF THE SHARES OF SUNESIS COMMON STOCK OUTSTANDING IMMEDIATELY PRIOR TO THE MERGER, AND (II) THE CHANGE OF CONTROL RESULTING FROM THE MERGER, PURSUANT TO NASDAQ LISTING RULES 5635(A) AND 5635(B), RESPECTIVELY. THE APPROVAL OF EACH OF PROPOSAL NOS. 1 AND 2 IS REQUIRED TO CONSUMMATE THE MERGER.

PROPOSAL NO. 3:

APPROVAL OF SUNESIS 2021 EQUITY INCENTIVE PLAN

On January 8, 2021, the Sunesis Board unanimously adopted and approved the combined company’s 2021 Equity Incentive Plan (the “2021 Plan”), and is submitting the 2021 Plan to stockholders for their adoption and approval. The Sunesis Board believes the 2021 Plan advances the combined company’s interests by allowing the combined company to attract and retain the best available personnel for positions of substantial responsibility; to provide additional incentive to employees, directors, and consultants; and to promote the success of the combined company’s business. The Sunesis Board has adopted and approved the 2021 Plan to permit the combined company to continue to use stock-based compensation to align stockholder and participant interests and to motivate participants providing services to the combined company. Sunesis’s stock-based compensation program is currently operated under Sunesis’s 2011 Equity Incentive Plan (the “Prior Plan”). Upon approval of the 2021 Plan by stockholders, no new awards will be granted under the Prior Plan after the date of the Sunesis virtual special meeting.

Why You Should Vote For the 2021 Plan

The 2021 Plan Will Allow the Combined Company to Effectively Recruit and Retain Key Talent

The Sunesis Board recommends that the combined company’s stockholders approve the 2021 Plan because it believes the combined company’s ability to grant equity-based awards is crucial in allowing the combined company to effectively compete for and appropriately motivate and reward key talent. It is in the long-term interest of both the combined company and its stockholders to strengthen the combined company’s ability to attract, retain and motivate employees, officers, nonemployee directors and certain other service providers and to provide additional incentive for those persons through stock ownership and other incentives to improve financial performance, increase profits and strengthen the mutuality of interest between those persons and the combined company’s stockholders.

The 2021 Plan sets reasonable annual limits on the awards that non-employee directors may receive and updates the combined company’s stock-based compensation program to reflect the current best practices in corporate governance, as further described below. In addition, the 2021 Plan provides for annual automatic share increases that will permit the combined company to continue to meet its equity-based award needs in the future without seeking stockholder approval of share reserve increases.

The Share Reserve and Annual Increase Will Meet Our Equity Needs

The number of shares of common stock that Sunesis is asking stockholders approve be initially reserved for issuance under the 2021 Plan is equal to 9,200,000 shares, plus the sum of (i) the number of shares of common stock reserved for issuance but not subject to awards issued under Sunesis’s Prior Plan, (ii) any shares covered by outstanding equity awards granted under the Prior Plan that expire or terminate without having been exercised in full and any shares issued pursuant to equity awards granted under the Prior Plan that are forfeited to or repurchased by Sunesis, and (iii) any shares of Viracta subject to equity awards under the Viracta 2016 Equity Incentive Plan (the “Viracta Plan”) that are assumed by the combined company in connection with the Merger, with the number of shares added to the combined company’s 2021 Plan from Sunesis’s Prior Plan or assumed in the Merger not to exceed 2,000,000. Additionally, the combined company’s 2021 Plan provides for an annual increase in the number of shares reserved for insurance under the combined company’s 2021 Plan beginning on January 1, 2022, in an amount equal to the lesser of (i) 13,200,000 shares of common stock, (ii) 5% of the number of shares of common stock outstanding as of the last day of the immediately preceding fiscal year. However, the board of directors may act prior to January 1st of a given year to provide that there will be no January 1st increase for such year or that the increase for such year will be a lesser number of Shares than determined under the preceding sentence. The annual increase in the number of shares reserved shall terminate following the increase on January 1, 2031 the first day of the 2031 fiscal year.

In setting the initial share reserve and annual increase, the Sunesis Board and its compensation committee (the “Compensation Committee”), with the consultation of its compensation consultant, considered a number of factors, including Sunesis’s current and forecasted hiring needs. The Sunesis Board and Compensation Committee believe that the number of shares initially reserved for issuance under the 2021 Plan is sufficient to meet the combined company’s fiscal 2021 hiring needs. However, the Sunesis Board and Compensation Committee believe that the number of shares initially reserved for issuance under the 2021 Plan will be insufficient to accommodate the growing needs of the combined company’s business and to promote the growth of the combined company’s business in the future. The Sunesis Board and Compensation Committee believe that the 2021 Plan’s annual share reserve increase will provide sufficient shares to meet the combined company’s future hiring needs.

Promotion of Good Corporate Governance Practices

The Sunesis Board and Compensation Committee believe the use of stock-based incentive awards promotes best practices in corporate governance by maximizing stockholder value. By providing participants in the 2021 Plan with a stake in the combined company’s success, the interests of the participants are aligned with those of the combined company’s stockholders. Specific features of the 2021 Plan that are consistent with good corporate governance practices include, but are not limited to:

•	Administration. The 2021 Plan will be administered by the Compensation Committee, which consists entirely of independent non-employee directors.

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Annual Limits on Compensation to Non-Employee Directors. The 2021 Plan sets reasonable annual limits as to the cash compensation and awards that non-employee directors may receive during each fiscal year.

•	Limited transferability. Awards under the 2021 Plan generally may not be sold, assigned, transferred, pledged, or otherwise encumbered, unless otherwise approved by the administrator.

•

Forfeiture Events. Each award under the 2021 Plan will be subject to any clawback policy that, in the future, the combined company is required by applicable stock exchange rules or applicable laws to adopt (including any such clawback policy that is adopted after the grant of the award), and the administrator may require a participant to forfeit, return, or reimburse the combined company for all or a portion of the award and any amounts paid under the award in order to comply with the clawback policy or applicable laws.

Sunesis’s executive officers and directors have an interest in the approval of the 2021 Plan because they are eligible to receive equity awards under the 2021 Plan.

Plan Summary

The following paragraphs summarize the key features of the 2021 Plan and its operation. However, this summary is not a complete description of all of the provisions of the 2021 Plan and is qualified in its entirety by the specific language of the 2021 Plan. A copy of the 2021 Plan is provided as Annex E to this registration statement.

Purposes of the 2021 Plan. The purposes of the 2021 Plan are to attract and retain the best available personnel for positions of substantial responsibility; to provide additional incentive to employees, directors, and consultants; and to promote the success of the combined company’s business. These incentives are provided through the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units or performance shares.

Eligibility. The 2021 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to the combined company’s employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to the combined company’s employees, directors and consultants and the combined company’s parent and subsidiary corporations’ employees and consultants. As of January 5, 2021, the combined company had seven non-employee directors and approximately eight employees and 14 consultants.

Authorized Shares. A total of 9,200,000 shares of Sunesis’s common stock are reserved for issuance pursuant to the 2021 Plan. In addition, the shares reserved for issuance under the 2021 Plan will also include (i) those shares reserved but unissued under the Prior Plan as of the effective date of the Merger, (ii) shares of common stock subject to awards granted under the Prior Plan that, after the effective date of the Merger, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by Sunesis, and (iii) any shares of Viracta subject to awards granted under the Viracta Plan that are assumed in the Merger (provided that the maximum number of shares that may be added to the 2021 Plan pursuant to (i), (ii) and (iii) is 2,000,000 shares). The number of shares available for issuance under the 2021 Plan will also include an annual increase on the first day of each fiscal year beginning with the 2021 fiscal year, equal to the lesser of:

•	13,200,000 shares;

•	5% of the outstanding shares of common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as the combined company’s board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by the combined company due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated). Shares that have actually been issued under the 2021 Plan will not be returned to the 2021 Plan except if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares, or performance units are repurchased by or forfeited to the combined company, such shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2021 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Plan.

Plan Administration. The combined company’s board of directors or one or more committees appointed by the board of directors will administer the 2021 Plan. The compensation committee of the combined company’s board of directors will initially administer the 2021 Plan. In addition, if the combined company determines it is desirable to qualify transactions under the 2021 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the 2021 Plan, the administrator has the power to administer the 2021 Plan and make all determinations deemed necessary or advisable for administering the 2021 Plan, including but not limited to, the power to determine the fair market value of the combined company’s common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2021 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the 2021 Plan and awards granted under it, prescribe, amend and rescind rules relating to the 2021 Plan, including creating sub-plans, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (except no option or stock appreciation right will be extended past its original maximum term), and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock Options. Stock options may be granted under the 2021 Plan. The exercise price of options granted under the 2021 Plan must at least be equal to the fair market value of the combined company’s common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of the combined company’s (or any parent or subsidiary of the combined company’s) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for twelve months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the 2021 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the combined company’s common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for twelve months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2021 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of the combined company’s common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under the 2021 Plan. Restricted stock awards are grants of shares of the combined company’s common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of the 2021 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to the combined company’s right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under the 2021 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of the combined company’s common stock. Subject to the provisions of the 2021 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

Performance Units and Performance Shares. Performance units and performance shares may be granted under the 2021 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of the combined company’s common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares, or in some combination thereof.

Outside Directors. All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under the 2021 Plan. To provide a maximum limit on the cash compensation and equity awards that can be made to outside directors, the 2021 Plan provides that in any given fiscal year, an outside director will not be granted cash compensation and equity awards with an aggregate value greater than $750,000 (increased to $1,000,000 in the fiscal year of his or her initial service as an outside director), with the value of each equity award based on its grant date fair value as determined according to GAAP for purposes of this limit. Any cash compensation paid or awards granted to an individual for his or her services as an employee or consultant (other than as an outside director) will not count toward this limit.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2021 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. In the event of certain changes in the combined company’s capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2021 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2021 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in the 2021 Plan.

Dissolution or Liquidation. In the event of the combined company’s proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. The 2021 Plan provides that in the event of a merger or change in control, as defined under the 2021 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type similarly. If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period. For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback. Awards will be subject to any clawback policy of the combined company, and the administrator also may specify in an award agreement that the participant’s rights, payments and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture and/or recoupment upon the occurrence of certain specified events. The combined company’s board of directors may require a participant to forfeit, return or reimburse the combined company all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment; Termination. The administrator has the authority to amend, alter, suspend or terminate the 2021 Plan, provided such action does not materially impair the rights of any participant. No incentive stock options may be granted after the tenth anniversary of the date our board adopted the 2021 Plan.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2021 Plan. The summary is based on existing U.S. laws and regulations as of the record date, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options. A participant recognizes no taxable income for federal income tax purposes as a result of the grant or exercise of an option that qualifies as incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the exercise, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price, and the combined company will not be entitled to any deduction for federal income tax purposes.

However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise (a “disqualifying disposition”), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a loss (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the participant upon the disqualifying disposition of the Shares generally should be deductible by the combined company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment item in computing the participant’s alternative minimum taxable income in the year of exercise. In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits for alternative minimum tax purposes.

Nonstatutory Stock Options. A participant generally recognizes no taxable income as the result of the grant of such an option. However, upon exercising the option, the participant normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the shares acquired by the exercise of a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss. No tax deduction is available to the combined company with respect to the grant of a nonstatutory stock option or the sale of the shares acquired through the exercise of the nonstatutory stock option.

Stock Appreciation Rights. In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards. A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect pursuant to Section 83(b) of the Code to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Unit Awards. There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will be required to recognize ordinary income in an amount equal to the fair market value of the shares issued to and/or the cash received by such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Performance Shares and Performance Unit Awards. A participant generally will recognize no income upon the grant of a performance share or a performance unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any unrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Section 409A of the Code. Section 409A of the Code (“Section 409A”) provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards granted under the 2021 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Medicare Surtax. In addition, a participant’s annual “net investment income”, as defined in Section 1411 of the Code, may be subject to a 3.8% federal surtax. Net investment income may include capital gain and/or loss arising from the disposition of shares issued pursuant to awards granted under the 2021 Plan. Whether a participant’s net investment income will be subject to this surtax will depend on the participant’s level of annual income and other factors.

Company Deduction and Section 162(m). The combined company generally will be entitled to a tax deduction in connection with an award under the 2021 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to our chief executive officer and other “covered employees” as determined under Section 162(m) and applicable guidance. Under Section 162(m), the annual compensation paid to any of these individuals will be deductible only to the extent that it does not exceed $1,000,000.

THE DESCRIPTION ABOVE IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION ON PARTICIPANTS AND THE COMBINED COMPANY WITH RESPECT TO AWARDS UNDER THE 2021 PLAN. IT IS NOT COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

The number of awards that an employee, director, or consultant may receive under the 2021 Plan is in the discretion of the administrator and therefore cannot be determined in advance. The following table sets forth: (i) the aggregate number of shares subject to options granted under the Viracta Plan during fiscal year 2020 to each of Viracta’s named executive officers; executive officers, as a group; directors who are not executive officers, as a group; and all employees who are not executive officers, as a group; and (ii) the average per share exercise price of such options.

	Number of Shares Subject to Options Granted in 2020	Average Per Share Exercise Price of Options	Grant Date Fair Market Value of Options(1)
Ivor Royston, M.D., CEO	0	$—	$—
Daniel Chevallard, CFO	0	—	—
Lisa Rojkjaer, M.D., CMO	1,752,800	0.14	320,807
Executive officers of Viracta as a group	1,752,800	0.14	320,807
Non-executive director group	1,168,534	0.14	215,170
Non-executive officer employees of Viracta as a group	400,000	0.14	73,684

(1)	Reflects the aggregate grant date fair value of awards computed in accordance with ASC 718.

Vote Required; Recommendation of the Sunesis Board

The affirmative vote of a majority of the shares present in person or by proxy at the Sunesis virtual special meeting and entitled to vote thereon to be approved is required for the adoption and approval of the 2021 Plan. Abstentions and broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 3 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.

THE SUNESIS BOARD OF DIRECTORS RECOMMENDS THAT THE SUNESIS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE AND ADOPT SUNESIS’S 2021 EQUITY INCENTIVE PLAN.

PROPOSAL NO. 4:

ADVISORY, NON-BINDING VOTE ON MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS

General

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Sunesis provide stockholders with the opportunity to vote to approve, on non-binding, advisory basis, the payment of certain compensation that will or may become payable by Sunesis to its named executive officers in connection with the Merger, as disclosed in the section titled “The Merger—Interests of the Sunesis Directors and Executive Officers in the Merger—Golden Parachute Compensation.”

Upon the consummation of the Merger, each of the Sunesis named executive officers will resign with good reason. Therefore, Sunesis is asking stockholders to indicate their approval of the compensation that will or may become payable by Sunesis to its named executive officers in connection with the Merger and the associated termination by the named executive officers for good reason upon the consummation of the Merger. These payments are set forth in the section titled “The Merger—Interests of the Sunesis Directors and Executive Officers in the Merger—Golden Parachute Compensation,” and the accompanying footnotes. In general, the employment agreements, equity awards and other arrangements pursuant to which these compensation payments may be made have previously formed a part of Sunesis’s overall compensation program for its named executive officers and previously have been disclosed to stockholders as part of Sunesis’s annual proxy statements or its other reports filed with the SEC. These historical employment agreements, equity awards and other arrangements were adopted and approved by the compensation committee of the Sunesis board of directors, which is composed solely of non-management directors, and are believed to be reasonable and in line with marketplace norms.

Accordingly, Sunesis is seeking approval of the following resolution at the special meeting:

“RESOLVED, that the stockholders of Sunesis Pharmaceuticals, Inc. approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Sunesis to its named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “The Merger—Interests of the Sunesis Directors and Executive Officers in the Merger— Golden Parachute Compensation.”

Stockholders of Sunesis should note that this proposal is not a condition to the closing of the Merger, and as an advisory vote, the result will not be binding on Sunesis, its board of directors or the named executive officers. Further, the underlying employment agreements, equity awards and other arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the Merger is consummated and Sunesis’s named executive officers are terminated in connection with the Merger, the named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the Merger in accordance with the terms and conditions applicable to the underlying employment agreements, equity awards and other arrangements Sunesis entered into with these named executive officers.

Vote Required; Recommendation of the Sunesis Board

The affirmative vote of the holders of a majority of the shares of Sunesis common stock properly cast at the Sunesis special meeting is required to approve the non-binding advisory vote on merger-related executive compensation arrangements. Abstentions and broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 4 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.

THE SUNESIS BOARD OF DIRECTORS RECOMMENDS THAT THE SUNESIS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE, ON A NON-BINDING ADVISORY BASIS, COMPENSATION THAT WILL OR MAY BECOME PAYABLE BY SUNESIS TO ITS NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

PROPOSAL NO. 5:

APPROVAL OF POSSIBLE ADJOURNMENT OF THE SUNESIS VIRTUAL SPECIAL MEETING

If Sunesis fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2, 3 or 4 Sunesis may propose to postpone or adjourn the Sunesis virtual special meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2, 3 or 4. Sunesis currently does not intend to propose postponement or adjournment at the Sunesis virtual special meeting if there are sufficient votes to approve Proposal Nos. 1, 2, 3 or 4.

The affirmative vote of a majority of the votes cast virtually or by proxy at the Sunesis virtual special meeting is required to approve Proposal No. 5. Abstentions and broker non-votes will have no effect on the outcome of this Proposal. It is anticipated that Proposal No. 5 will be a discretionary proposal considered routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus will not result in broker non-votes.

THE SUNESIS BOARD RECOMMENDS THAT SUNESIS’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO POSTPONE OR ADJOURN THE SUNESIS VIRTUAL SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2, 3 or 4. THE APPROVAL OF EACH OF PROPOSAL NOS. 1 AND 2 IS REQUIRED TO CONSUMMATE THE MERGER.

DESCRIPTION OF SUNESIS’S BUSINESS

Overview

Sunesis is a biopharmaceutical company focused on the development of novel targeted inhibitors for the treatment of hematologic and solid cancers. Sunesis is developing SNS-510, a PDK1 inhibitor licensed from Millennium Pharmaceuticals, Inc. (“Takeda Oncology”), a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited. SNS-510 interaction with PDK1 inhibits both PI3K-dependent and independent signaling pathways integral to many malignancies, and PDK1 can also be overexpressed in breast, lung, prostate, hematologic and other cancers. Evaluation of SNS-510 in the Eurofins Oncopanel™, a panel of >300 genomically profiled cancer cell lines from diverse tissue origins, indicated that tumors with mutations or deletions of the Cyclin Dependent Kinase Inhibitor 2A (“CDKN2A”) gene are particularly sensitive to SNS-510. CDKN2A alterations are common in human cancers and may prove to be useful biomarkers for broad investigation of SNS-510 as a monotherapy and in combination with other anticancer agents. In other in vitro studies, SNS-510 had strong activity against a broad range of sarcoma cell lines. SNS-510 showed synergistic activity when combined with inhibitors of CDK4/6, KRAS G12C, or BCL-2 in breast cancer, sarcoma, KRAS-mutant, and lymphoma cell lines. In in vivo studies, SNS-510 demonstrated potent, pathway-mediated antitumor activity in FLT3-mutated and wild-type AML xenograft mouse models, as well as in a myc-activated, CDKN2A-deleted lymphoma xenograft mouse model. Sunesis is conducting Investigational New Drug-enabling studies for SNS-510 and is addressing expected toxicities associated with PI3K inhibitors through dose regimen optimization and strategies that mitigate glucose dysregulation.

Sunesis’s second program is vecabrutinib, a selective non-covalent inhibitor of Bruton’s Tyrosine Kinase (“BTK”) with activity against both wild-type and C481S-mutated BTK, the most common mutation associated with resistance to covalent BTK inhibitors. In June 2020, Sunesis announced that it will not advance its non-covalent BTK inhibitor vecabrutinib in the planned Phase 2 portion of the Phase 1b/2 trial for adults with relapsed or refractory chronic lymphocytic leukemia (“CLL”) and other B-cell malignancies. The decision was made after assessing the totality of the data including the 500 mg cohort, the highest dose studied in the trial, as Sunesis found insufficient evidence of activity in BTK-inhibitor resistant disease to move the program into Phase 2. Sunesis has completed the Phase 1b portion of the Phase 1b/2 trial and is evaluating the best path forward for vecabrutinib.

Sunesis also has two partnered programs: DAY101 (formerly TAK-580) and vosaroxin. Sunesis has a license agreement with DOT Therapeutics-1 where Sunesis is eligible to receive potential pre-commercialization, event-based milestone payments and royalty payments on future sales of DAY101, when and if approved and commercialized. In addition, Sunesis has a license agreement with Denovo Biopharma where Sunesis is eligible to receive potential regulatory and commercial milestones, and royalties on future sales of vosaroxin, when and if approved and commercialized.

To conserve its cash resources, Sunesis has substantially reduced its workforce and has reduced its research and development activities. In July 2020, reduced its workforce by 30% to focus on development of its PDK1 inhibitor SNS-510 while evaluating its strategic alternatives with a goal to enhance stockholder value, including asset in-licensing, partnering, and mergers and acquisitions. Sunesis has incurred approximately $0.2 million in severance costs related to the reduction in workforce in the third quarter of 2020.

The Sunesis Board commenced a process of evaluating strategic alternatives to maximize stockholder value. To assist with this process, the Sunesis Board engaged MTS Health Partners, L.P. to help explore Sunesis’s available strategic alternatives, including possible mergers and business combinations, a sale of part or all of Sunesis’s assets, and collaboration and licensing arrangements. On November 30, 2020, Sunesis and Viracta announced the signing of the Merger Agreement. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by Sunesis’s stockholders, a wholly owned subsidiary of Sunesis will be merged with and into Viracta, with Viracta surviving the Merger as a wholly-owned subsidiary of Sunesis.

Although Sunesis has entered into the Merger Agreement and intends to consummate the Merger, there is no assurance that it will be able to successfully consummate the proposed Merger on a timely basis, or at all. If, for any reason, the Merger is not completed, Sunesis will reconsider its strategic alternatives and could pursue one or more of the following courses of action to reduce its current expenditures:

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Pursue potential collaborative, partnering or other strategic arrangements for Sunesis’s assets, including a sale or other divestiture of its assets. Sunesis may elect to seek potential collaborative, partnering or other strategic arrangements for its programs, including a sale or other divestiture of its assets which could allow Sunesis’s technology to continue being developed. Sunesis may be unable to divest its assets in a timely manner, or at all, and therefore may not receive any return on Sunesis’s investment in its program assets.

•	Pursue another strategic transaction like the proposed Merger. The Sunesis Board may elect to pursue an alternative strategy, one of which may be a strategic transaction similar to the Merger.

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Dissolve and liquidate Sunesis’s assets. If, for any reason, the Merger is not consummated and Sunesis is unable to identify and complete an alternative strategic transaction like the Merger or potential collaborative, partnering or other strategic arrangements for its assets, or to continue to operate its business due to its inability to raise additional funding, it may be required to dissolve and liquidate its assets. In such case, Sunesis would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left to distribute to its stockholders after paying Sunesis’s debts and other obligations and setting aside funds for reserves.

Development Pipeline

The following chart summarizes Sunesis’s development pipeline and partnered programs:

SNS-510

SNS-510 is a selective inhibitor of 3-phosphoinositide-dependent kinase 1 (“PDK1”) that was discovered under a research collaboration agreement between Biogen and Sunesis and in-licensed from Takeda Oncology in 2014, as described below. PDK1 is a master kinase that mediates PI3K/AKT(PKB) signaling through its plekstrin homology (PH) domain, and also regulates other pathways through its PDK1-interacting fragment (“PIF”) pocket. The PI-independent kinases modulated by PDK1 include SGK, PKC, IKK and RSK (S6K) that are critical for growth factor signal transduction. These pathways are involved in cell growth, differentiation, survival and migration and are frequently dysregulated in cancers.

SNS-510 is a potent inhibitor of both active and inactive conformations of PDK1 and binds deep in the adaptive pocket, affecting both PH-domain and PIF-pocket interactions. As a result, SNS-510 blocks PDK1’s PI3K-dependent and independent signaling pathways. These activities were demonstrated in vitro and in vivo in preclinical models of hematologic and solid tumor cancers. Evaluation of SNS-510 in the Eurofins Oncopanel™, a panel of >300 genomically profiled cancer cell lines from diverse tissue origins, indicated that tumors with CDKN2A mutations or deletions are particularly sensitive to SNS-510. CDKN2A alterations are common in human cancers and may prove to be useful biomarkers for broad investigation of SNS-510 as a monotherapy and in combination with other anticancer agents. In other in vitro studies, SNS-510 had potent activity against a broad range of sarcoma cell lines. SNS-510 showed synergistic activity when combined with inhibitors of CDK4/6, KRAS G12C, or BCL-2 in breast cancer, sarcoma, KRAS-mutant, and lymphoma cell lines. In in vivo studies, SNS-510 demonstrated potent, pathway-mediated antitumor activity in FLT3-mutated and wild-type AML xenograft mouse models, as well as in a myc-activated, CDKN2A-deleted lymphoma xenograft mouse model.

Several PI3K inhibitors are approved in hematologic malignancies and one is approved for PI3KCA-mutated breast cancers; AKT inhibitors are also in late stage development with promising results in combination with other agents in breast cancer. These successes highlight the important role inhibition of the PI3K/AKT signaling axis can play in the treatment of cancer. Inhibition of PDK1 by inhibitors, such as SNS-510, that block both PI3K-dependent and independent signaling may be more effective anticancer agents than inhibitors that target only PI3K/AKT. No PDK1 inhibitor has reached advanced development or approval to date.

SNS-510 is a first-in-class therapeutic with the potential for broad spectrum single agent and combination activity in both solid tumor and hematologic malignancies. Sunesis is conducting Investigational New Drug-enabling studies for SNS-510 and is addressing expected toxicities associated with PI3K inhibitors through dose regimen optimization and strategies that mitigate glucose dysregulation.

Vecabrutinib (SNS-062)

Vecabrutinib is a selective, reversible, non-covalent BTK inhibitor. BTK mediates signaling through the B-cell receptor, and is critical for adhesion, migration, proliferation, and survival of normal and malignant B-lineage lymphoid cells. BTK has been well validated as a target for treatment of B-cell malignancies, with the covalent BTK inhibitors Imbruvica® (ibrutinib), Calquence® (acalabrutinib), and Brukinsa™ (zanabrutinib) approved for relapsed/refractory mantle cell lymphoma. Ibrutinib and acalabrutinib are also approved for CLL, and ibrutinib is also approved for Waldenström’s macroglobulinemia, chronic graft versus host disease (“cGVHD”), and marginal zone lymphoma.

In addition to vecabrutinib’s non-covalent inhibition of BTK, vecabrutinib inhibits interleukin-2 inducible kinase (“ITK”). Inhibition of ITK may improve anti-tumor T-cell activity, and inhibition of both BTK and ITK contributes to ibrutinib’s activity in cGVHD and also the improvement in outcome when combined with chimeric antigen receptor T (“CAR-T”) cell therapies. Notably, vecabrutinib does not inhibit epidermal growth factor receptor, a kinase target associated with skin and gastrointestinal toxicities.

In June 2020, Sunesis announced that it will not advance its non-covalent BTK inhibitor vecabrutinib in the planned Phase 2 portion of the Phase 1b/2 trial for adults with relapsed or refractory CLL and other B-cell malignancies. The decision was made after assessing the totality of the data including the 500 mg cohort, the highest dose studied in the trial, as Sunesis found insufficient evidence of activity in BTK-inhibitor resistant disease to move the program into Phase 2.

DAY101 (formerly TAK-580)

The Raf kinases (A-Raf, B-Raf and C-Raf) are key regulators of cell proliferation and survival within the MAPK pathway. Pan-RAF inhibitors such as DAY101 are able to regulate MAPK pathway activation that are driven by RAF-monomer signaling, such as BRAF V600 mutations, and are uniquely positioned to also inhibit RAF dimer signaling, which can drive cancers with RAS mutations, non-V600 BRAF mutations, and RAF fusions.

In February 2018, an investigator-sponsored trial was initiated evaluating DAY101 in Pediatric Low-Grade Glioma (PLGG), for which Sunesis believes the scientific rationale is compelling. PLGG accounts for nearly 30% of pediatric brain cancer, and Fusion-RAF proteins are present in a large proportion of these pediatric tumors. There is a significant unmet need for these children. A Phase 2 study in children and young adults with recurrent or progressive BRAF-altered low-grade gliomas is planned.

DAY101 had its origins in a collaboration agreement between Sunesis and Biogen. In March 2011, Biogen’s rights to this program were exclusively assigned to Takeda Oncology. In December 2019, Sunesis consented to Takeda Oncology’s assignment of DAY101 to DOT-1, a venture capital-funded biopharmaceutical company. Sunesis entered into a concurrent DOT-1 License Agreement to grant DOT-1 a worldwide, exclusive license of DAY101. Pursuant to the DOT-1 License Agreement, Sunesis received a $2.0 million upfront payment from DOT-1. The DOT-1 License Agreement also includes up to $57.0 million in potential pre-commercialization, event-based milestone payments and royalty payments on future sales of DAY101 (formerly TAK-580), when and if approved and commercialized.

Vosaroxin

Vosaroxin is an anti-cancer quinolone derivative that intercalates DNA and inhibits topoisomerase II, an enzyme critical for cell replication, resulting in replication-dependent, site-selective DNA damage, G2 arrest and apoptosis. In December 2019, Sumitomo assigned its worldwide rights to vosaroxin to Sunesis (the “Sumitomo Assignment”). Also, in December 2019, Sunesis entered into an agreement to license vosaroxin to Denovo, pursuant to which Sunesis received a $200,000 upfront payment and are eligible to receive up to $57.0 million in potential regulatory and commercial milestones, and double-digit royalties on future sales of vosaroxin, when and if approved and commercialized.

License and Collaboration Agreements

Vecabrutinib and SNS-510 Licensing and Collaboration Agreements

Overview

In August 2004, Sunesis entered into the original collaboration agreement with Biogen (the “Biogen OCA”) to discover, develop and commercialize small molecule inhibitors of the human protein Raf kinase, including family members Raf-1, A-Raf, B-Raf and C-Raf, (collectively “Raf”), and up to five additional targets that play a role in oncology and immunology indications such as BTK and PDK1.

In June 2008, the parties agreed to terminate the research term and related funding. In March 2011, as part of a series of agreements among Sunesis, Biogen and Takeda Oncology, Sunesis entered into: (a) an amended and restated collaboration agreement with Biogen (the “Biogen 1st ARCA”); (b) a license agreement with Takeda Oncology (the “Takeda Agreement”); and (c) a termination and transition agreement among Sunesis, Biogen and Takeda Oncology (the “Termination and Transition Agreement”).

The Termination and Transition Agreement provided for the termination of Biogen’s exclusive rights under the Biogen OCA to all discovery programs under such agreement other than for small molecule inhibitors of the human protein BTK and the permitted assignment to Takeda Oncology of all related Biogen collaboration assets and rights to Raf kinase and the human protein PDK1.

Biogen

In December 2013, Sunesis entered into a second amended and restated collaboration agreement with Biogen, which amended and restated the Biogen 1st ARCA, to provide Sunesis with an exclusive worldwide license to develop, manufacture and commercialize vecabrutinib, a BTK inhibitor synthesized under the Biogen 1st ARCA, solely for oncology indications. During the third quarter of 2017, Sunesis made a milestone payment of $2.5 million to Biogen upon the dosing of the first patient in a Phase 1b/2 study to assess the safety and activity of vecabrutinib in patients with advanced B-cell malignancies after two or more prior therapies, including ibrutinib or other covalent BTK inhibitors, and including patients with BTK C481 mutations. Sunesis may also be required to make royalty payments on product sales of vecabrutinib.

Takeda Oncology

Under the Takeda Agreement, Sunesis granted exclusive licenses to products against two oncology, Raf and PDK1, under substantially the same terms as under the Biogen OCA.

In January 2014, Sunesis entered into an amended and restated license agreement with Takeda Oncology (the “Amended Takeda Agreement”), to provide Sunesis with an exclusive worldwide license to develop and commercialize preclinical inhibitors of PDK1. In December 2019, Sunesis partitioned the Amended Takeda Agreement into two separate agreements: (i) an amended and restated license agreement for PDK (the “PDK Agreement”), and (ii) an amended and restated license agreement for RAF (the “Millennium RAF Agreement”). Pursuant to the PDK Agreement, Sunesis may in the future be required to make up to $9.2 million in pre-commercialization milestone payments depending on Sunesis’s development of PDK1 inhibitors and royalty payments depending on related product sales.

DAY101 (formerlyTAK-580) License Agreements

In December 2019, Sunesis consented to Takeda Oncology’s assignment of the Millennium RAF Agreement to DOT-1, a venture capital-funded biopharmaceutical company. Concurrent with this assignment, Sunesis entered into the DOT-1 License Agreement to grant DOT-1 a worldwide, exclusive license of DAY101. Pursuant to the DOT-1 License Agreement, Sunesis received a $2.0 million upfront payment from DOT-1. The agreement includes up to $57.0 million in potential pre-commercialization, event-based milestone payments and royalty payments on future sales of DAY101, when and if approved and commercialized.

Vosaroxin License Agreements

In December 2019, Sunesis also entered into the Denovo Agreement to license vosaroxin intellectual property to Denovo, pursuant to which Sunesis received a $200,000 upfront payment and is eligible to receive up to $57.0 million in regulatory and commercial milestones and double-digit royalties on future sales of vosaroxin, when and if approved and commercialized.

Manufacturing

Sunesis relies on, and expects to continue to rely on, a limited number of third-party CMOs for the production of clinical and commercial quantities of all of its active pharmaceutical ingredient (“API”), including vecabrutinib and SNS-510 and the finished drug product (“FDP”) incorporating the APIs. Vecabrutinib API and FDP are manufactured under master services agreements.

Sunesis currently relies on one contract manufacturer for vecabrutinib API and one for FDP. Three lots of API and FDP have been manufactured at a clinical scale. Scale-up to commercial scale has not been done. The cost to manufacture vecabrutinib at large scale is being determined.

Sales and Marketing

Sunesis currently is not conducting any sales, marketing or distribution activities.

Intellectual Property

Sunesis believes that patent protection is very important to its business and that its future success depends in part on its ability to obtain patents protecting vecabrutinib, SNS-510, or future drug candidates, if any. Historically, Sunesis has patented a wide range of technology, inventions and improvements related to its business. When appropriate, Sunesis seeks orphan drug status and/or data exclusivity in the United States and their equivalents in other relevant jurisdictions, to the maximum extent that the respective laws will permit at such time. For an approved medicine, such designation may, in the European Union, provide ten years of marketing exclusivity in all member countries, or seven years of market exclusivity in the U.S.

Vecabrutinib Patent Assets

U.S. Patent Nos. 8,785,440 B2 and 9,249,146 B2 cover a genus of compounds encompassing vecabrutinib and methods of use thereof, respectively, with expiry in 2030. Counterpart applications and patents are held in the U.S., Europe, and other countries, with expiry in 2030.

U.S. Patent No. 9,394,277 B2 covers a subgenus of compounds including vecabrutinib, and methods of use thereof. Counterpart applications and patents are held in the U.S., Europe, and other countries, with expiry in 2033.

U.S. Patent App. No. 16/319,506 covers a vecabrutinib succinic acid complex form and methods of use thereof. Counterpart applications are pending in Europe and other countries. The applications if granted would be expected to expire in 2037.

As of December 31, 2019, Sunesis owns, co-owns or has rights to approximately 82 granted U.S. and foreign patents, and approximately 48 pending U.S. and foreign applications, pertaining to vecabrutinib and compositions and uses thereof. As noted above, the expiries of these granted patents and patents that may be granted range from 2030 to 2037.

SNS-510 Patent Assets

U.S. Patent No. 9,546,165 B2 and U.S. Patent No. 10,030,016, cover a genus of compounds including SNS-510, and methods of use thereof, respectively. Counterpart applications and patents are held in the U.S., Europe, and other countries, with expiry in 2030.

U.S. Patent App. No. 15/770,369 covers methods of using SNS-510. Counterpart applications are pending Europe and other countries. The applications if granted would be expected to expire in 2036.

U.S. Patent App. No. 16/185,793 and International Patent App. No. PCT/US2018/060111 cover certain pharmaceutical compositions including SNS-510 and method of use thereof. The applications if granted would be expected to expire in 2038. The International application enters the national stage in May 2020.

As of December 31, 2019, Sunesis owns, co-owns or has rights to approximately 69 granted U.S. and foreign patents, and approximately 33 pending U.S. and foreign applications, pertaining to SNS-510 and compositions and uses thereof. As noted above, the expiries of these granted patents and patents that may be granted range from 2030 to 2038.

General

While it is possible that patent term restoration and/or supplemental patent certificates could be available for some of these or other patents Sunesis owns or controls through licenses after possible approval of commercial product, Sunesis cannot guarantee that such additional protection will be obtained, and the expiration dates described here do not include such term restoration.

Our commercial success depends on Sunesis’s ability to operate without infringing patents and proprietary rights of third parties. Sunesis cannot determine with certainty whether patents or patent applications of other parties may materially affect Sunesis’s ability to conduct Sunesis’s business. The existence of third-party patent applications and patents could significantly reduce the coverage of patents owned by or licensed to Sunesis and limit Sunesis’s ability to obtain meaningful patent protection. If patents containing competitive or conflicting claims are issued to third parties and these claims are ultimately determined to be valid, Sunesis may be enjoined from pursuing research, development or commercialization of vecabrutinib, SNS-510, DAY101 (formerly TAK-580), or future drug candidates, if any, or be required to obtain licenses to such patents or to develop or obtain alternative technology.

Sunesis also relies on trade secrets to protect its technology, especially in situations or jurisdictions in which Sunesis believes patent protection may not be appropriate or obtainable. However, trade secrets are difficult to maintain and do not protect technology against independent developments made by third parties. Sunesis seeks to protect its proprietary information by requiring Sunesis’s employees, consultants, contractors and other advisers to execute nondisclosure and assignment of invention agreements upon commencement of their employment or engagement. Agreements with Sunesis’s employees also prevent them from bringing the proprietary rights of third parties to Sunesis. Sunesis also requires confidentiality or material transfer agreements from third parties that receive its confidential data or materials. Sunesis seeks to protect its company name and the names of its products and technologies by obtaining trademark registrations, as well as common law rights in trademarks and service marks, in the United States and in other countries.

Competition

The life sciences industry is highly competitive, and Sunesis faces significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching, developing and marketing products designed to address the treatment of cancer. Many of Sunesis’s competitors have significantly greater financial, manufacturing, marketing and drug development resources than Sunesis does. Large pharmaceutical companies in particular have extensive experience in the clinical testing of, obtaining regulatory approvals for, and marketing drugs.

With respect to vecabrutinib, Sunesis is aware of a number of companies that continue to develop and market covalent BTK inhibitors, including AbbVie, AstraZeneca PLC, BeiGene, Ltd., EMD Merck, Gilead, Sanofi, and others in oncology and non-oncology indications. Other noncovalent BTK inhibitors including those from Aptose Bisociences Inc., Eli Lilly and Company, Merck & Company Inc. and others are in development. Merck & Company Inc.’s ARQ 531 and Eli Lilly and Company’s LOXO-305 have demonstrated robust activity in BTK inhibitor-resistant patients. Other approved drugs that may compete to treat BTK inhibitor naïve and covalent BTK inhibitor-resistant patients, include: AbbVie’s Bcl-2 inhibitor venetoclax, Gilead Sciences, Inc. (“Gilead”)’s idelalisib PI3K inhibitor, TG Therapeutics, Inc.’s umbralisib PI3K inhibitor, Verastem’s duvelisib PI3K inhibitor, and CAR-T cell therapies such as Novartis tisagenlecleucel and Gilead’s axicabtagene ciloleucel.

Government Regulation

The Food and Drug Administration (“FDA”), state and local regulatory agencies and non-US regulatory authorities impose substantial legal requirements, directives and guidelines upon any clinical investigation of a new drug. These agencies regulate activities including current Good Manufacturing Practice (“cGMP”), quality assurance and control testing, documentation, approval, storage, packaging, labeling, distribution, Good Clinical Practice (“GCP”), safety, efficacy, advertising and promotion of Sunesis’s product candidates and any future drug candidates Sunesis may develop, if any. The application of these regulatory frameworks to the development, approval and commercialization of Sunesis’s drug candidates will take several years to accomplish, if at all, and involve the expenditure of substantial resources.

In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act, as amended, and implements regulations. The process required by the FDA before any of Sunesis’s drug candidates may be marketed in the U.S. generally involves the following:

•	completion of extensive preclinical laboratory tests, in vivo preclinical studies and formulation studies;

•	satisfactory manufacturing at facilities which the product candidate is produced under cGMP regulations;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product candidate for each proposed indication conducted under GCP;

•	submission to the FDA of an IND application, which must become effective before clinical trials begin;

•	submission of a New Drug Application (“NDA”) to the FDA;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the product candidate is produced to assess compliance with cGMP regulations; and

•	FDA review and approval of the NDA, including proposed labeling (package insert information) and promotional materials, prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process require substantial time, effort and financial resources, and Sunesis cannot be certain that approvals will be granted on a timely basis, if at all.

Preclinical Testing and INDs

Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. Laboratories that comply with the FDA GLP regulations must conduct preclinical safety tests. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.

Clinical Trials

Clinical trials involve the administration of an investigational drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with the FDA’s Protection of Human Subjects regulations and GCP, under protocols that detail the objectives of the study, the parameters to be used to monitor safety, and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND application.

In addition, each clinical study must be conducted under the auspices of an independent institutional review board (“IRB”), at each institution where the study will be conducted. Each IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. The FDA, an IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP requirements and regulations for informed consent.

Clinical trials are typically conducted in three sequential phases, which may overlap, sometimes followed by a fourth phase:

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Phase 1 clinical trials are initially conducted in a limited population to test the drug candidate for safety (adverse effects), dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients. In some cases, particularly in cancer trials, a sponsor may decide to conduct what is referred to as a “Phase 1b” evaluation, which is a safety-focused, multiple ascending dose Phase 1 clinical trial, often conducted in patients.

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Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the drug candidate for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials. In some cases, a sponsor may decide to conduct what is referred to as a “Phase 2b” evaluation, which is a second, confirmatory Phase 2 clinical trial that could, if positive and accepted by the FDA, serve as a pivotal clinical trial in the approval of a drug candidate.

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Phase 3 clinical trials are commonly referred to as pivotal trials. When Phase 2 clinical trials demonstrate that a drug candidate has potential activity in a disease or condition and has an acceptable safety profile, Phase 3 clinical trials are undertaken to further evaluate clinical efficacy and to further test for safety in an expanded patient population at multiple, geographically dispersed clinical trial sites.

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Phase 4 (post-marketing) clinical trials may be required by the FDA in some cases. The FDA may conditionally approve an NDA for a drug candidate on a sponsor’s agreement to conduct additional clinical trials to further assess the drug’s safety and/or efficacy after NDA approval. Such post-approval trials are typically referred to as Phase 4 clinical trials.

New Drug Applications

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to a substantial application fee under the Prescription Drug User Fee Act (“PDUFA”), and the sponsor of an approved NDA is also subject to annual program fees, which are typically increased annually.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission before accepting them for filing to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review of NDAs. Under these goals, the FDA has committed to review most such applications for non-priority products within 10 months of filing, and most applications for priority review products, that is, drugs that the FDA determines represent a significant improvement over existing therapy, within six months of filing. The review process may be extended by the FDA for three additional months to consider certain information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drugs or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP and integrity of the clinical data submitted.

The testing and approval process requires substantial time, effort and financial resources, and each may take many years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. Sunesis may encounter difficulties or unanticipated costs in Sunesis’s efforts to develop its product candidates and secure necessary governmental approvals, which could delay or preclude Sunesis from marketing its products.

After the FDA’s evaluation of the NDA and inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval and refuse to approve the NDA. Even if the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including Risk Evaluation and Mitigation Strategies, or REMs, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Designation

The United States Orphan Drug Act promotes the development of products that demonstrate promise for the diagnosis and treatment of diseases or conditions that affect fewer than 200,000 people in the United States. Upon receipt of orphan drug designation from the FDA, the sponsor is eligible for tax credits for qualified clinical trial expenses, the ability to apply for annual grant funding, waiver of PDUFA application fee, and upon approval, the potential for seven years of market exclusivity for the orphan-designated product for the orphan-designated indication.

In the European Union, orphan status is available for therapies addressing conditions that affect five or fewer out of 10,000 people and provides for the potential for 10 years of marketing exclusivity in Europe for the orphan-designated product for the orphan-designated indication. The marketing exclusivity period can be reduced to six years if, at the end of the fifth year, available evidence establishes that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Other Regulatory Requirements

Any drugs manufactured or distributed by Sunesis, or its current or potential future licensees or collaboration partners, if any, pursuant to FDA approvals are subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the drug. Drug manufacturers and their subcontractors are required to register with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon Sunesis and its third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil penalties.

The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Physicians may prescribe legally available drugs for uses that are not described in the drug’s labeling and that differ from those tested by Sunesis and approved by the FDA. Such off-label uses are common across medical specialties, including cancer therapy. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

Healthcare Law and Regulation

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws restrict Sunesis’s business activities, including certain marketing practices. These laws include, without limitation, anti-kickback laws, false claims laws, data privacy and security laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers.

The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for either the referral of an individual, or the purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item, good, facility or service reimbursable under Medicare, Medicaid or other federal healthcare programs.

Federal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid.

The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity.

Additionally, the federal Physician Payments Sunshine Act, created under the Affordable Care Act (“ACA”), and its implementing regulations, require certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to annually report to the Centers for Medicare & Medicaid Services (“CMS”), information related to certain payments or other transfers of value provided to physicians, as defined by such law, and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

The majority of states also have statutes or regulations similar to the aforementioned federal laws, some of which are broader in scope and apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Additionally, Sunesis may be subject to state laws that require pharmaceutical companies to comply with the federal government’s and/or pharmaceutical industry’s voluntary compliance guidelines, state laws that require drug manufacturers to report information related to payments and other transfers of value to healthcare providers or marketing expenditures, as well as state and local laws requiring the registration of pharmaceutical sales representatives. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. These laws may affect Sunesis’s sales, marketing and other promotional activities by imposing administrative and compliance burdens.

Efforts to ensure that Sunesis’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Sunesis’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Sunesis’s operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to Sunesis, Sunesis may be subject to a wide range of sanctions and penalties, potentially significant criminal and civil and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, integrity obligations, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of Sunesis’s operations, any of which could adversely affect Sunesis’s ability to operate its business and its results of operations. Sunesis is unable to predict whether it would be subject to actions under these laws or the impact of such actions. However, the cost of defending any such claims, as well as any sanctions imposed, could adversely affect Sunesis’s financial performance and disrupt its business operations.

Coverage and Reimbursement

Sales of pharmaceutical products, when and if approved for marketing, depend significantly on the availability of third-party coverage and adequate reimbursement. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services, and significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which Sunesis obtains regulatory approval. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable Sunesis to maintain price levels sufficient to realize an appropriate return on Sunesis’s investment in product development.

In addition, significant uncertainty exists as to the coverage and reimbursement status of newly approved healthcare products. Sunesis may need to conduct expensive clinical studies to demonstrate the comparative cost-effectiveness of its products. The product candidates that Sunesis develops may not be considered cost-effective. It is time consuming and expensive for Sunesis to seek reimbursement from third-party payors. Decreases in third-party reimbursement for Sunesis’s product candidates or a decision by a third-party payor not to cover Sunesis’s product candidates could reduce physician usage of its products once approved and have a material adverse effect on Sunesis’s sales, results of operations and financial condition. Coverage and adequate reimbursement may not be available or sufficient to allow Sunesis to sell its products on a competitive and profitable basis. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Sunesis receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Health Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect Sunesis’s ability to sell its products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives, such as the

ACA. Among the provisions of the ACA of importance to Sunesis’s business are that it: created an annual fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; extended a manufacturer’s Medicaid rebate liability; expanded eligibility criteria for Medicaid programs; and created a new Medicare Part D coverage gap discount program. There remain judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump signed two Executive Orders and other directives to delay the implementation of certain provisions of the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance and eliminating the implementation of certain ACA-mandated fees. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The Supreme Court of the United States granted certiorari on March 2, 2020, and heard oral arguments on the case on November 10, 2020, and the case is expected to be decided sometime in 2021. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and Sunesis’s business.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes included the Budget Control Act of 2011, which caused aggregate reductions to Medicare payments to providers of up to 2% per fiscal year effective April 1, 2013 which, following passage of the Bipartisan Budget Act of 2015, as well as other legislative amendments to the statute, will stay in effect through 2029 unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several types of providers.

There has also been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, at the federal level, the Trump administration’s budget proposal for fiscal year 2020 contained further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services (“HHS”), has solicited feedback on some of these measures and, at the same, has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While some of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

Foreign Regulation

In addition to regulations in the U.S., Sunesis is subject to foreign regulations governing clinical trials and commercial sales and distribution of or Sunesis’s drug candidates. Whether or not Sunesis obtains FDA approval for a product, Sunesis must obtain approval of a product by the comparable regulatory authorities of foreign countries before it can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, permission to conduct clinical research is granted by the Competent Authority of each European Member State (“MS”), and the applicable Ethics Committees (“EC”), through the submission of a Clinical Trial Application. An EC in the European Union serves the same function as an IRB in the United States. The review times vary by MS but may not exceed 60 days. The EC has a maximum of 60 days to give its opinion on the acceptability of the Clinical Trial Application to both the governing MS and the sponsor applicant. If the application is deemed acceptable, the MS informs the applicant (or does not within the 60-day window inform the applicant of non-acceptance) and Sunesis may proceed with the clinical trial.

To obtain a marketing authorization of a drug in the European Union, Sunesis must submit a marketing authorization application (an “MAA”) under the centralized procedure. The centralized procedure provides for the grant of a single marketing authorization from the European Commission following a favorable opinion by the Committee for Medicinal Products for Human Use (the “CHMP”) of the European Medicines Agency (the “EMA”) that is valid in the European Economic Area (the “EEA”), which includes all European Union member states, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for medicines produced by specified biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products and products with a new active substance indicated for the treatment of specified diseases. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP.

In the EEA, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. A European Union orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan (“PIP”), agreed with the EMA’s Pediatric Committee (“PDCO”). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once a marketing authorization is obtained for a pediatric indication in all Member States of the European Union and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension. For orphan-designated medicinal products, the 10-year period of market exclusivity is extended to 12 years.

In addition to regulations in the United States and the European Union, Sunesis will be subject to a variety of other foreign regulations governing clinical trials and commercial distribution of Sunesis’s product candidates. Sunesis’s ability to sell drugs will also depend on the availability of reimbursement from government and private insurance companies.

Environment

Sunesis has made, and will continue to make, expenditures for environmental compliance and protection. Sunesis does not expect that such expenditures will have a material effect on Sunesis’s capital expenditures or results of operations in the foreseeable future.

Employees

As of December 31, 2020, Sunesis’s workforce consisted of 8 full-time employees, of which 2 are engaged in research and development and 6 are engaged in general and administrative functions. Sunesis has no collective bargaining agreements with its employees, and Sunesis has not experienced any work stoppages.

Corporate Information

Sunesis was incorporated in Delaware in February 1998. Its principal executive offices are located at 395 Oyster Point Boulevard, Suite 400, South San Francisco, California 94080. Sunesis’s telephone number is (650) 266-3500. Sunesis’s website address is www.sunesis.com. Information contained on, or that can be accessed through, Sunesis’s website or social medial sites does not constitute part of this proxy statement/prospectus/information statement, is not incorporated by reference in this proxy statement/prospectus/information statement or any other report or document Sunesis files with the SEC, and any references to Sunesis’s website and social media sites are intended to be inactive textual references only.

Sunesis, the Sunesis logo and other trademarks or service marks of Sunesis are the property of Sunesis. Other service marks, trademarks, and tradenames referred to in this proxy statement/prospectus/information statement are the property of their respective owners. Except as set forth above and solely for convenience, the trademarks and tradenames in this proxy statement/prospectus/information statement are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Properties

As of December 22, 2020, Sunesis leased laboratory and office space located at 395 Oyster Point Boulevard, Suite 400, South San Francisco, California 94080.

Sunesis does not own any property, nor does it have any contracts or options to acquire any property in the future. Presently, Sunesis is operating out of a virtual office. This space is adequate for Sunesis’s present and its planned future operations. Sunesis has no current plans to lease or occupy other or additional office space.

Legal Proceedings

Sunesis is unaware of any lawsuits presently pending against Sunesis which, individually or in the aggregate, are deemed to be material to its financial condition or results of operations.

Where to Find More Information

Sunesis makes its public filings with the SEC, including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all exhibits and amendments to these reports, available free of charge at Sunesis’s website, www.sunesis.com, as soon as reasonably practicable after Sunesis files or furnishes such materials with the SEC. In addition, the SEC maintains an internet site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically, including Sunesis.

Sunesis also makes available free of charge through its website http://www.sunesis.com certain of its corporate governance policies, including the charters for the audit, compensation and nominating and corporate governance committees of the Board and Sunesis’s code of business conduct and ethics. Sunesis will also provide to any person without charge, upon request, a copy of any of the foregoing materials. Any such request must be made in writing to Sunesis at: Sunesis Pharmaceuticals, Inc., 395 Oyster Point Boulevard, Suite 400, South San Francisco, California 94080.

DESCRIPTION OF VIRACTA’S BUSINESS

Overview

Viracta Therapeutics, Inc. (“Viracta”) is a clinical-stage, biomarker-directed precision oncology company focused on advancing new medicines for the treatment of virus-associated malignancies. The association of viruses and cancer has been well characterized, and Viracta’s lead program is focused on cancers associated with the Epstein-Barr virus (“EBV”). EBV has been recognized as a Group 1 human carcinogen by the World Health Organization (“WHO”). Despite the association of EBV with cancer, attempts to develop vaccines have not proven successful. EBV enters periods of latency during which most viral genes are epigenetically suppressed, which allows an infected cell to not be killed by the virus should it enter a lytic replication cycle. Likewise, the latently infected cell can evade the body’s immune surveillance mechanisms. In some stages of latency, no viral proteins are expressed on the cell surface, making it difficult to develop broadly effective immunotherapies. There are over 250,000 new cases of EBV-associated cancers each year with regard to lymphoma, nasopharyngeal carcinoma (“NPC”) and gastric carcinoma (“GC”), and there are currently no approved therapies for these cancers, which are responsible for over 140,000 deaths each year. Viracta’s novel synthetic lethality approach targets the EBV genome to enable the killing of the tumor cells by inducing the expression of certain viral kinase genes which in-turn activate an antiviral drug. The activated antiviral drug disrupts the DNA replication cycle of the target cells resulting in chain termination and killing of the tumor cells by inducing apoptosis, also known as programmed cell death. This synthetic lethality approach may also be applicable to other cancers associated with the herpes family of viruses, to which EBV belongs, such as glioblastoma associated with cytomegalovirus (“CMV”), Kaposi’s sarcoma with Kapois’s sarcoma virus (“KSV”), and gastrointestinal carcinomas with Human Herpesvirus 6 (“HHV6”).

Viracta’s lead product candidate, VRX-101 is an all-oral combination of nanatinostat, Viracta’s proprietary investigational drug, and valganciclovir, and is currently being evaluated in a Phase 1b/2 clinical trial for the treatment of relapsed/refractory EBV-positive (“EBV+”) lymphomas, independent of histological subtype or cell lineage. In December 2020, at the 62nd American Society of Hematology (“ASH”) Annual Meeting, initial Phase 2 data from this trial was presented, which demonstrated encouraging efficacy signals in multiple subtypes of pre-treated, highly-refractory EBV+ lymphoma patients, and a generally well-tolerated safety profile. Complete responses were observed in diffuse large B-cell lymphoma (“DLBCL”), T/NK-cell lymphoma (“T/NKCL”), and immunodeficiency-associated lymphoproliferative disorders (“IA-LPD”). The median duration of response across all subtypes was 10.4 months.

Viracta has received Fast Track Designation by the U.S. Food and Drug Admistration (the “FDA”) for the treatment of relapsed or refractory EBV+ lymphoid malignancies, in addition to orphan drug designations for the treatment of post-transplant lymphoproliferative disorders (“PTLD”), plasmablastic lymphoma, and T-cell lymphomas. Viracta plans to initiate a registration trial for the treatment of EBV+ lymphoma in the first half of 2021, and also plans to initiate a Phase 1b/2 trial in EBV+ solid tumors, including NPC and GC, in 2021.

The Viracta team possesses deep, cross-functional experience and longstanding commitment to developing new medicines to benefit patients. Collectively, the Viracta management team has extensive industry experience in both private and publicly-traded companies, having co-founded companies, such as Hybritech, Inc. and IDEC Corporation, raised substantial debt and equity capital, and discovered and developed oncology treatments at companies such as Novartis, Janssen and MorphoSys.

Strategy

Viracta’s strategy is to build a leading precision oncology company focused on virus-associated malignancies. While the association between viruses and cancer has been well characterized, there are currently no approved therapies that specifically target virus-harboring cancer cells. Viracta’s lead program targets an area of high unmet medical need with no approved therapies. Viracta’s current pipeline is derived from its ability to leverage its synthetic lethality and biomarker-driven approach. Viracta prioritizes virus-associated targets that it believes have the potential to change the paradigm of treatment in virus-associated cancers.

Key elements of Viracta’s strategy are as follows:

•	Rapidly advance Viracta’s lead product candidate, VRX-101, through clinical development, initially in EBV+ lymphomas;

•	Expand development of VRX-101 or variants thereof in other EBV+ malignancies, beginning with solid tumors harboring the EBV genome;

•	Leverage its synthetic lethality approach and evaluate other malignancies associated with other viruses in the herpes family;

•	Evaluate opportunities to combine VRX-101 or nanatinostat with other therapeutic modalities; and

•	Evaluate other opportunities to expand Viracta’s pipeline through licensing, acquisitions and/or partnerships.

Pipeline

The following figure summarizes Viracta’s current development programs:

Figure 1: Viracta’s Development Pipeline

Scientific Background

Overview of Virus-associated Malignancies

The association of viruses and cancer has been well characterized. Despite knowing of EBV’s association with cancer for over half a century, attempts to develop vaccines have not proven successful. The figure below illustrates the association of a number of viruses with various cancers.

Figure 2: Viral Infection and Cancer

EBV, a member of the g-herpesvirus family, was the first virus directly implicated in the development of a human tumor and is formally classified as a Group 1 human carcinogen by the WHO. Primary infection with EBV typically occurs in childhood, occurring first in the nasopharynx and is generally asymptomatic; however, infection later in life may manifest as infectious mononucleosis. Once infected, individuals remain life-long carriers of the virus, with more than 90% of the world’s population asymptomatically infected with EBV. The EBV genome can be detected in approximately one out of one million circulating B lymphocytes.

EBV Latency

EBV enters periods of latency during which most viral genes are epigenetically suppressed, as depicted in the figure below. In some stages, no viral proteins are expressed on the cell surface, making it difficult to develop broadly effective immunotherapies.

Figure 3: EBV Latency in Cells

Latent infection and intermittent reactivation are two important characteristics of the EBV lifecycle. The maintenance of latent EBV infection requires the expression of a small subset of genes, and specific expression patterns (Types I – III) of these genes are associated with specific EBV-driven malignancies. EBV has been shown to infect B-cells, T-cells, T/NK-cells and epithelial cells, though its greatest predilection is for B-cells. EBV has been associated with a wide spectrum of human malignancies, with B-cell lymphomas being the most common, and include EBV+ diffuse large B cell lymphoma, not otherwise specified (“EBV+ DLBCL, NOS”), Burkitt’s lymphoma (“BL”), post-transplant lymphoproliferative disorders (“PTLD”), and lymphomas associated with congenital and acquired immunodeficiencies, including HIV-related lymphomas.

Mechanism of Action of VRX-101

VRX-101 utilizes a combination of Viracta’s oral proprietary epigenetic drug, nanatinostat, in combination with the oral antiviral drug valganciclovir. Nanatinostat targets the EBV genome and induces the expression of certain viral kinase genes. Valganciclovir is converted to ganciclovir in the gut, and these viral genes then activate ganciclovir, which disrupts the DNA replication cycle, leading to DNA chain termination and killing of the tumor cells by inducing apoptosis. This type of killing can be considered a form of synthetic lethality, where neither drug alone would be as effective in killing the tumor cells, but together the two drugs are lethal to the tumor cells.

Epigenetic Re-Programming

EBV gene products can drive aberrant cell proliferation, inhibit programmed cell death and other mechanisms that promote formation of cancer. Viruses and cancers have also evolved mechanisms to evade immune detection by up-regulating immunosuppressive signals, including the induction of PD-L1. Due to these pleiotropic effects, so-called molecularly targeted approaches that target only one oncogenic activity have shown limited ability to impact these cancers.

Epigenetics refers to mechanisms that control which genes or gene programs are turned on or which ones are silenced. Chemical modification of gene promoter regions via methylation, or acetylation or deacetylation of histones around which DNA is coiled, are major mechanisms by which gene expression is controlled.

EBV-Associated Lymphomas

EBV-associated lymphomas are a heterogeneous group of malignancies that harbor latent EBV within the tumor cells. Within a specific histologic subtype of lymphoma, the frequency of EBV positivity may vary considerably. EBV is associated with approximately 5% of DLBCL in Western countries and approximately 10%-15% in Asia and South America, whereas approximately 30% of peripheral T cell lymphoma (“PTCL”) and HL within North America are EBV+, and endemic BL are EBV+ in approximately 95% of the cases. The risk for developing an EBV+ lymphoma has been observed to be higher in the setting of immunodeficiency, including in patients with HIV, congenital immunodeficiencies and post-transplant immunosuppression. EBV-related lymphomas express a limited number of viral genes, with latency expression patterns associated with specific lymphoma subtypes. The limited expression of EBV genes may allow for persistence of the viral DNA in cells by restricting the visibility of the virus to the immune system. The observation that lymphomas in patients with impaired immune function are more likely to express a greater number of viral genes is supportive of this concept. EBV-related lymphoproliferative disease in immunosuppressed patients may respond to therapies that improve immune function, such as reduced immunosuppression (e.g., transplant patients) or adoptive immunotherapy. In contrast, EBV-related lymphomas that arise in immunocompetent patients generally express fewer viral genes and proteins, and as a result are less prone to immune attack.

While outcomes vary based on the specific malignancy, EBV-associated lymphomas (e.g., DLBCL, HL, BL, and a number of T-cell lymphomas) often present a treatment challenge as clinical outcomes such as progression free survival and overall survival are worse following standard of care regimens as compared to those for EBV-negative patients. The presence of EBV in lymphomas is therefore generally considered to be a poor prognostic indicator. As shown in the figure below, across a series of patients with DLBCL, those who were EBV+ generally presented with more aggressive disease, had lower response rates to first-line therapy, and poorer progression free survival and overall survival. In a meta-analysis evaluating survival outcomes across several lymphoma types (HL, DLBCL, T/NKCL, PTCL), EBV+ disease was associated with significantly worse overall survival.

Figure 4: Outcomes in EBV-negative vs EBV+ Lymphomas

Source: Lu TX, et al. Sci Rep 5,12168, 2015; Haverkos BM et al. Int J Cancer. 2017

EBV-positivity in tumor cells can be detected using in situ hybridization for EBV-encoded RNA (EBER-ISH). This is a clinical laboratory test that detects the presence of EBV in the cancer cell. This test is currently most often used to assist in the diagnosis of lymphoma subtypes. Because there has been a lack of actionable targeted therapies in past, EBER-ISH has not been routinely used to guide course of treatment.

Histopathological detection of EBV is included in the NCCN guidelines, which comment on the importance of determining EBV positivity utilizing either EBER-ISH and/or LMP-1 immunohistochemistry (“IHC”) in B and T cell lymphomas. Additionally, protocols established by the American College of Pathology for both Hodgkin and non-Hodgkin lymphoma include determination of EBV status. These laboratory developed tests are widely available in pathology labs, however the frequency at which the testing is performed varies by treatment center and disease type and is lower in community treatment centers compared to academic institutions. This is likely primarily due to the absence of an available EBV targeted therapy, which impacts the evaluation of treatment options for these patients.

Several antiviral drugs have been tested in the clinic against EBV-related lymphomas but have not shown activity as single agent treatments. Antivirals that are prodrugs, such as ganciclovir, acyclovir and valganciclovir (an oral prodrug of ganciclovir) are specific for the viral kinases and not the cellular kinases, and, therefore, require the presence of functional viral kinases, such as thymidine kinase (TK) and protein kinase (PK) for activation and are ineffective at eliminating EBV-associated tumors because these kinase enzymes are not being produced in the latent state. To overcome this barrier, Viracta utilizes its proprietary epigenetic drug candidate, nanatinostat, to induce the expression of these viral kinase genes. Once induced, the viral kinases will phosphorylate and activate the the antiviral prodrug in the tumor cell, resulting in the killing of the tumor cell. Viracta has determined that for EBV-associated malignancies, oral valganciclovir, which is converted to ganciclovir in the gut, is its preferred antiviral drug.

Nanatinostat belongs to a class of drugs known as histone deacetylase (“HDAC”) inhibitors. HDAC inhibitors have been explored in the past, at high doses, as anti-tumor tumor agents. They were shown to have, in general, limited activity and in general, the efficacy they did exhibit was compromised by their adverse event profile. Nanatinostat is a highly potent class I HDAC inhibitor, specifically targeting those few HDAC isozymes required for silencing of EBV in tumors. In contrast to the way in which other HDAC inhibitors have been tested in oncology, Viracta has used nanatinostat at low, epigenetically-active doses to re-activate the latent EBV gene expression, thereby lowering and in some instances, avoiding, certain issues common to all other HDAC inhibitors.

HDAC Enzymes and Inhibitors

Currently, 18 HDAC enzymes have been identified in mammalian cells, varying in function, localization, and substrates. They are subdivided into four main classes based on homology to yeast proteins. Three of the four classes (Classes I, II, and IV) are zinc (Zn2+) dependent enzymes and are inhibited by the pan-HDAC inhibitors.

Epigenetic modulation of gene expression is an essential biological process, with chromatin structure and gene transcription tightly regulated by the acetylation state of histones in the nucleosome. Histone acetylation is a balance of the actions of histone acetyltransferases (“HATs”) and HDACs, with acetylation of histones generally associated with induction of gene transcription and deacetylation with decreases in transcription. Though a seemingly simple concept, it belies the complexity of the effects of HDAC inhibition on chromatin structure. Exposure to HDAC inhibitors rapidly leads to compensating changes in histone methylation and changes in expression of histone modulators. In tumor cells, the most commonly reported effects of HDAC inhibitors relate to induction of apoptosis, though they have also been shown to interfere with cell growth and differentiation and inhibit angiogenesis. In addition, HDAC inhibitors have been shown to modulate immune responses which, in turn, affect many diverse cellular functions.

To date, more than 15 HDAC inhibitors have been tested in preclinical and clinical studies. HDAC inhibitors are broadly classified into four main groups based on their structure: hydroxamic acids, cyclic peptides/depsipeptides, benzamides, and short-chain fatty acids. A common mechanism of action of these drugs is to bind a critical Zn2+ ion required for catalytic function of the HDAC enzyme.

Several HDAC inhibitors have demonstrated clinical antitumor activity when dosed at or near the maximum tolerated dose, with four currently approved by the FDA for oncology indications. These are vorinostat for the treatment of cutaneous T cell lymphoma, romidepsin for the treatment of cutaneous T-cell lymphoma, belinostat for the treatment of peripheral T-cell lymphoma, and panobinostat for the treatment of multiple myeloma. Common side effects seen with these HDAC inhibitors include thrombocytopenia, neutropenia, anemia, fatigue and diarrhea. While HDAC inhibitors have displayed some antitumor activity as single agents, data suggest that the HDAC inhibitors may have a greater role as part of combination regimens.

Rationale for the Combination of HDAC Inhibitors and Antivirals for the Treatment of EBV-Associated Lymphomas

Induction of the viral enzymes TK and PK within EBV+ lymphomas results in the sensitization of tumor cells to antiviral agents such as ganciclovir. This approach is also predicted to have high tumor specificity as only EBV-containing replicating cells would be targeted and neighboring EBV-negative non-replicating cells would be unaffected. The potential for this approach was initially demonstrated in a patient who had developed an EBV+ immunoblastic lymphoma in a donor lung four months after transplantation. Based on previous work that had shown that butyrate congeners could induce EBV lytic phase genes (including viral TK13,14) a cell line derived from the patient’s tumor was exposed to arginine butyrate, a pan-HDAC inhibitor, which induced EBV TK transcription and in combination with ganciclovir inhibited cell proliferation and resulted in cell death. Arginine butyrate was added to the patient’s existing treatment with ganciclovir with no apparent additional toxicity. Though the patient succumbed to a systemic Aspergillus infection that had preceded arginine butyrate therapy, subsequent pathologic examination of the tumor showed substantial necrosis compared to pre-therapy histology. However, a definitive causal relationship between arginine butyrate/ganciclovir therapy and antitumor effect was confounded by prior treatment with chemotherapy.

Additional clinical support was demonstrated in a Phase 1/2 investigator sponsored trial that combined the HDAC inhibitor arginine butyrate with intravenous ganciclovir in 15 patients with recurrent EBV+ lymphomas. Arginine butyrate was administered as a continuous intravenous infusion daily on an escalating dose schedule within each patient for 21 days of a 28-day treatment course, combined with a fixed daily dose of ganciclovir that was not interrupted. Eleven patients received at least one full cycle of therapy, and all 15 patients were evaluable for response. Antitumor activity was reported in 10 patients, with 4 complete responses and 6 partial responses.

Development Programs

Viracta’s Combination Approach

The use of VRX-101 is a novel therapeutic approach to target EBV+ malignancies, using a low-dose of Viracta’s oral proprietary epigenetic drug, nanatinostat, to target the EBV genome and induce the expression of certain viral kinase genes. These viral genes then activate the antiviral prodrug, valganciclovir, which is converted to ganciclovir in the gut, and disrupts the DNA replication cycle. This disruption then leads to chain termination and killing of the tumor cells by inducing apoptosis. This type of killing can be considered a form of synthetic lethality, where neither drug alone would be as effective in killing the tumor cells, but together the two drugs are lethal to the tumor cells.

Nanatinostat is a hydroxamic acid-based Class 1 HDAC inhibitor and is a more than 2,000 times more potent inducer of the latent EBV genes targeted by this approach than arginine butyrate, the first generation HDAC inhibitor previously investigated in an academic setting. Additionally, the class specificity of nanatinostat is critical for both the targeted efficacy and safety of the approach. As a class, HDACs control the acetylation status of a range of histone and non-histone proteins, giving these enzymes a key role in a number of vital cellular processes. HDAC inhibition alters gene expression at many levels, including gene transcription, RNA expression, and signal transduction pathways. Cellular effects include control of the cell cycle, cell differentiation and senescence, inflammation, angiogenesis and apoptosis. Nanatinostat has demonstrated pleiotropic activity both in vitro and in vivo across a range of human cancers in preclinical studies.

The initial clinical trial of nanatinostat was a single-agent Phase 1 clinical trial, wherein nanatinostat was administered as a single-agent at oral doses ranging from 5 to 160 mg daily in 39 patients with refractory solid tumors. The maximum tolerated dose (“MTD”) for once daily continuous dosing of nanatinostat as a single agent was established as 80 mg, with a maximum acceptable dose for once daily continuous dosing of 40 mg. This program was beneficial in establishing the initial safety profile and tolerability of nanatinostat before it was acquired by Viracta for the development of VRX-101.

Nanatinostat induces the expression of EBV kinase genes to activate ganciclovir, rather than acting directly as a cytotoxic agent. In clinical trials, nanatinostat has been active below the MTD and has been observed to be non-immunosuppressive. In 46 patients with R/R EBV+ lymphomas in the ongoing Phase 1b/2 trial, the recommended Phase 2 dose regimen of nanatinostat 20 mg p.o. daily for four days/week, i.e., 4 days on, 3 days off, with valganciclovir 900 mg p.o. daily has been generally well-tolerated with the most common grade 3/4 adverse events being reversible cytopenias.

VRX-101 in Relapsed/Refractory EBV+ Lymphoma

Phase 1b/2 Clinical Trial in Relapsed/Refractory EBV+ Lymphomas

In 2018, Viracta initiated a Phase 1b/2 dose escalation and expansion trial to evaluate the safety and preliminary efficacy and define a recommended Phase 2 dose (RP2D) of VRX-101 in patients with relapsed/refractory EBV+ lymphomas who had received one or more prior therapies.

The trial is being conducted at approximately 20 centers in the US and 6 centers in Brazil.

Figure 5: Design of Phase 1b/2 Trial in R/R EBV+ Lymphomas

Twenty-five patients were enrolled in the Phase 1b portion of the trial, and the RP2D was determined to be nanatinostat 20 mg p.o. daily for four days/week, i.e., 4 days on, 3 days off, with valganciclovir 900 mg p.o. daily. In December 2020, the initial results were presented from the Phase 2 portion of the trial, which showed that VRX-101 demonstrated encouraging efficacy in multiple subtypes, including in HDAC inhibitor-refractory disease.

Figure 6: Summary of Efficacy per Subtype in Phase 1b/2 Trial in R/R EBV+ Lymphomas, Presented at ASH 2020

* CR: complete response; PR: partial response; PD: progressive disease; ORR: objective response rate: B-NHL: B-cell non-Hodgkin lymphomas; DLBCL: diffuse large B-cell lymphoma; T-NHL: T-cell non-Hodgkin lymphomas; ENKTL: extranodal NK/T cell lymphoma; PTCL, NOS: peripheral T-cell lymphoma not otherwise specified; AITL: angioimmunoblastic T-cell lymphoma; CTCL: cutaneous T-cell lymphoma; IA-LPD: Immunodeficiency-associated lymphoproliferative disorder; PTLD: post-transplant lymphoproliferative disorder; SLE: systemic lupus erythematosus; CVID: common variable immunodeficiency disorder; PI: primary immunodeficiency; PBL: Plasmablastic lymphoma; HL: Hodgkins lymphoma.

In 46 patients evaluable for safety, the RP2D was generally well-tolerated with the most common grade 3/4 adverse events being reversible cytopenias. Serious adverse events (SAEs) occurred in 14 patients (30%); six in the Phase 2 cohort. SAEs occurring in ≥2 patients were febrile neutropenia and pneumonia (both n=2). No study drug related deaths occurred in the treatment period.

Figure 7: Grade 3/4 Treatment-emergent AEs in ≥2 Patients from the Phase 1b/2 Trial in R/R EBV+ Lymphomas Data Presented at ASH 2020

	Overall (n=46)			Phase 2 (n=21)
	All	G3	G4	All	G3	G4
Thrombocytopenia	18 (39%)	6 (13%)	5 (11%)	5 (24%)	1 (5%)	2 (10%)
Nausea	17 (37%)	2 (4%)	—	7 (33%)	2 (10%)	—
Neutropenia	15 (33%)	4 (9%)	9 (20%)	6 (29%)	2 (10%)	4 (19%)
Anemia	14 (30%)	9 (20%)	1 (2%)	5 (24%)	4 (19%)	1 (5%)
Lymphopenia	10 (22%)	4 (9%)	4 (9%)	4 (19%)	2 (10%)	1 (5%)
Leukopenia	9 (20%)	2 (4%)	3 (7%)	4 (19%)	1 (5%)	1 (5%)
Acute kidney injury	6 (13%)	2 (4%)	2 (4%)	1 (5%)	—	1 (5%)
Febrile neutropenia	5 (11%)	4 (9%)	1 (2%)	3 (14%)	2 (10%)	1 (5%)
Hypokalemia	5 (11%)	2 (4%)	—	3 (14%)	1 (5%)	—
Urinary tract infection	5 (11%)	2 (4%)	—	2 (10%)	1 (5%)	—
Hypertension	3 (7%)	2 (4%)	—	—	—	—
Pneumonia	3 (7%)	1 (2%)	1 (2%)	2 (10%)	1 (5%)	—

Registration Trial of VRX-101 in Relapsed/refractory EBV+ Lymphomas

In the first half of 2021, Viracta expects to initiate a Phase 2 registration trial of VRX-101 in patients with relapsed/refractory EBV+ lymphoma patients who have failed two or more prior lines of therapy. The trial design includes multiple cohorts, each designed to evaluate a specific EBV+ lymphoma sub-type. The trial will allow for the pooled analysis of safety data across cohorts, with the efficacy of VRX-101 being evaluated separately for each sub-type. One cohort will enroll additional patients to allow for the evaluation of nanatinostat monotherapy.

VRX-101 in EBV+ Solid Tumors

Viracta intends to investigate VRX-101 in solid tumors. The annual incidence of NPC and GC is estimated to be approximately 100,000 cases for each of the two malignancy types. Although some treatment options are available, there remains a high unmet need, particularly in patients with relapsed/refractory disease. Beyond NPC and GC, Viracta believes EBV-associated breast cancer, especially triple-negative, cervical, and other head & neck cancers are potential areas for further investigation.

High tumor concentrations of nanatinostat have been demonstrated in murine xenograft mouse models of colorectal cancer. As shown in the figure below, the combination of the class I HDAC inhibitor romidepsin with ganciclovir in human tumor murine xenograft mouse models of EBV+ NPC and GC has demonstrated a greater effect upon tumor growth than the administration of either agent alone, providing the preclinical proof of concept for combining an HDAC inhibitor with an antiviral agent in solid tumors.

Figure 8: Murine Model of EBV+ NPV and GC

Source: Hui KW, et al. Int J Cancer:138.125-136 (2016)

Viracta intends to file an IND in the first half of 2021 for solid tumor indications and to proceed with the initiation of a Phase 1b/2 clinical trial in EBV+ solid tumors in 2021.

Other Preclinical Programs

Viracta also plans to explore the application of its synthetic lethality approach in other herpes family virus-associated malignancies, such as glioblastomas associated with CMV.

License Agreements

Boston University License Agreement

In October 2007, Viracta entered into a license agreement with Trustees of Boston University (“Boston University”), pursuant to which Boston University granted Viracta an exclusive, worldwide license to develop and commercialize certain product candidates for blood disorders (the “Original BU License Agreement”). In connection with the Original BU License agreement, Viracta sold to Boston University 100 shares of special preferred stock and 12,448 shares of Viracta Common Stock.

Between 2009 and 2012, Viracta and Boston University entered into a series of amendments to the Original BU License Agreement, and in August 2018, the parties entered into an amended and restated license agreement, which amended and restated all prior agreements between the parties and superseded all prior agreements and amendments (the “Restated BU License Agreement”). Under the Restated BU License Agreement, Boston University granted Viracta an exclusive, sublicensable, worldwide license to Boston University’s patent and other related technology rights to develop and commercialize certain product candidates for the treatment of viral or virally induced conditions, including but not limited to nanatinostat in combination with valganciclovir for the treatment of EBV-associated malignancies. Viracta’s obligations under the Restated BU License Agreement include, among other things, using commercially reasonable efforts to bring at least one licensed product to market in the United States and using commercially reasonable efforts to continue development and marketing.

Pursuant to the Restated BU License Agreement, Viracta is required to pay royalties to Boston University ranging from the low single digits as a percentage of net sales for products covered by the licensed patent rights and royalties of less than one percent on net sales for product covered by or developed using the licensed technology. For each year during the term of the Restated BU License Agreement, Viracta is required to pay Boston University an annual minimum royalty of $30,000. In addition, Viracta is required to pay a percentage of certain payments received from sublicensees of the license granted by Boston University, ranging from mid-teens to low single digits as a percentage of the respective payments.

Unless earlier terminated as provided for in the Restated BU License Agreement, the agreement will remain in effect on a product-by-product and country-by-country basis until Viracta’s royalty obligations expire. Boston University has certain termination rights in the circumstances of uncured material breach by Viracta, Viracta’s insolvency or a challenge of Boston University’s patent rights by Viracta.

In August 2018, in connection with the execution of the Restated BU License Agreement, Viracta and Boston University agreed to exchange all 100 shares of special preferred stock for 1,679,186 shares of Series A-1 Preferred Stock.

Shenzhen Salubris Pharmaceuticals Co. Ltd. License Agreement

In November 2018, Viracta entered into a collaboration and license agreement (the “Salubris License Agreement”) with Shenzhen Salubris Pharmaceutical Co. Ltd. (“Salubris”), pursuant to which Viracta granted Salubris an exclusive license, with the right to grant sublicenses, to Viracta’s patent and know-how rights to develop and commercialize nanatinostat in combination with an antiviral drug, such as valganciclovir, for treatment, prevention, or diagnosis of virus-associated malignancies in humans and non-humans (the “Salubris Covered Products”) in the Republic of China, excluding Hong Kong, Macau, and Taiwan (the “Salubris Territory”). Furthermore, the license includes the right to develop and commercialize nanatinostat and an antiviral drug with one or more additional therapeutic drugs but expressly excludes rights to nanatinostat and an antiviral with certain NK cell therapies.

As partial consideration for the Salubris License Agreement, Salubris entered into a stock purchase agreement with Viracta, pursuant to which Salubris purchased a total of $10.0 million of Viracta’s Series C Preferred Stock in two closings in November 2018 and January 2019. Under the Salubris License Agreement, Viracta is also eligible to receive up to a total of $103.0 million in development, regulatory and commercial milestone payments, contingent on the occurrence of certain events. Viracta is also eligible to receive tiered royalties as a percentage of net sales of licensed products by Salubris, its affiliates or sublicensees, ranging from mid-teens to high single digits, which royalties are potentially subject to various reductions and offsets.

Salubris is responsible for all regulatory filings and regulatory approvals and has the sole right to manufacture and commercialize Salubris Covered Products in the Salubris Territory. Viracta and Salubris will each perform development and commercialization activities within their respective territory independent of one another and any development work completed by Viracta that benefits Salubris’ development efforts within the Salubris Territory will be reimbursed to Viracta by Salubris.

Unless earlier terminated, the Salubris License Agreement will continue on a product-by-product basis until the expiration of all applicable royalty terms with respect to all products in the Salubris Territory. Both parties have certain termination rights in the circumstances of an uncured material breach or insolvency of the other party. Salubris has the right to terminate the Salubris License Agreement without cause upon 90 days prior written notice to Viracta.

NantKwest License Agreement

In May 2017, Viracta entered into a license agreement with NantKwest, Inc. (“NantKwest”), which was amended by the parties in November 2018 (as amended, the “NK License Agreement”). Pursuant to the NK License Agreement, Viracta granted an exclusive worldwide license to NantKwest and its affiliates to develop and commercialize nanatinostat for use in combination with natural killer cell immunotherapies (“NK Covered Products”).

Under the NK License Agreement, Viracta is eligible to receive up to a total of $100.0 million in regulatory and commercial milestone payments upon the occurrence of certain milestone events. Viracta is also eligible to earn tiered royalties as a percentage of net sales of licensed NK Covered Products, ranging from the low to mid-single digits.

NantKwest is responsible for conducting all necessary studies, including safety studies and clinical trials necessary in connection with seeking regulatory approvals to market NK Covered Products under the NK License Agreement in any territory.

Unless earlier terminated, the NK License Agreement will continue until the expiration of all applicable royalty terms on a product-by-product and country-by-country basis. Both parties have certain termination rights in the circumstances of an uncured material breach by or insolvency of the other party. NantKwest has the right to terminate the NK License Agreement in whole or on a product-by-product and/or country-by-country basis without cause upon 90 days prior written notice to Viracta.

Manufacturing

Viracta uses third party contract labs and facilities for the manufacture and testing of drug substance, drug product, and clinical trial material while providing internal oversight on technical development, quality and regulatory compliance. This outsourcing model allows Viracta to maintain a flexible infrastructure and capital efficiency while focusing its expertise on developing its products.

Viracta expects to continue to rely on third parties for the production of clinical and commercial quantities of any product candidates. There are no complicated biochemistries or unusual equipment required in the manufacturing process for either nanatinostat or valganciclovir.

Viracta has established a quality control and quality assurance program, which includes a set of standard operating procedures and specifications designed to ensure that Viracta’s products are manufactured in accordance with cGMPs, and other applicable domestic and foreign regulations.

Competition

The pharmaceutical and biotechnology industries are characterized by rapid technological advancement technologies, significant competition and an emphasis on intellectual property. Although Viracta believes that its technology, the expertise of its executive and scientific team, research, clinical capabilities, development experience and scientific knowledge provide it with competitive advantages, Viracta faces increasing competition from many different sources, including pharmaceutical and biotechnology companies, academic research institutions, governmental agencies and public and private research institutions. Product candidates that Viracta successfully develops and commercializes may be required to compete with existing therapies and new therapies that may become available in the future to be successful.

Many of Viracta’s competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and reimbursement and marketing approved products than Viracta does. These competitors also compete with Viracta in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Viracta’s programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Additional mergers and acquisitions may result in even more resources being concentrated in Viracta’s competitors.

Viracta’s commercial potential could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than products that Viracta may develop. Viracta’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than Viracta may obtain approval for its products, which could result in Viracta’s competitors establishing a strong market position before Viracta is able to enter the market or make Viracta’s product development more complicated. The key competitive factors affecting the success of all of Viracta’s programs are likely to be efficacy, safety, convenience, cost, level or promotional activity devoted to them and intellectual property protection.

For VRX-101, Viracta’s proprietary HDAC inhibitor, nanatinostat, in combination with valganciclovir, Viracta is aware several other approved and clinical-stage HDAC inhibitors being developed by competitors. To Viracta’s knowledge, there are no HDAC inhibitors approved for the treatment of EBV+ lymphoma. However, there are several marketed products and product candidates in development for the treatment of various lymphoma types that do not consider the EBV status of the patients. Some marketed products and therapies are used in the treatment of lymphomas, including EBV+ lymphomas. In addition, a number of companies and academic institutions are developing drug candidates for EBV-associated PTLD and other EBV-associated diseases including: Atara Biotherapeutics, Inc., which is conducting a Phase 3 clinical trial for tabelecleucel for virus-associated EBV as well as in earlier stage development for other EBV-associated diseases, AlloVir, which is conducting clinical trials for Viralym-M (ALVR105), its allogeneic, multi-virus T-cell product that targets six viruses including EBV, is planning to initiate several Phase 2 and Phase 3 trials for the treatment of various viruses, including EBV, next year, Tessa Therapeutics, which has an allogeneic CD30-Chimeric Antigen Receptor (CAR) EBV-specific T cells (EBVSTs) for CD30 positive lymphomas in Phase 1, and multiple companies are investigating the use of anti-PD1/PD-L1 antibodies for the treatment of EBV-associated malignancies

Intellectual property

Viracta endeavors to protect and enhance the proprietary technology, inventions and improvements that are commercially important to its business, including seeking, maintaining and defending its patent rights. Viracta owns and licenses issued patents and patent applications relating to its lead product candidate VRX-101, as well as its other product candidates. Viracta’s policy is to seek to protect its proprietary position by, among other methods, filing patent applications in the United States and in jurisdictions outside of the United States directed to its proprietary technology, inventions, improvements and product candidates that are important to the development and implementation of its business. Viracta also relies on trade secrets and know-how relating to its proprietary technology and product candidates and continuing innovation to develop, strengthen and maintain its proprietary position in the field of oncology. Viracta also plans to rely on data exclusivity, market exclusivity and patent term extensions when available. Viracta’s commercial success will depend in part on its ability to obtain and maintain patent and other proprietary protection for its technology, inventions and improvements; to preserve the confidentiality of its trade secrets; to defend and enforce its proprietary rights, including any patents that it may own or license in the future; and to operate without infringing on the valid and enforceable patents and other proprietary rights of third parties.

As of December 22, 2020, Viracta’s patent portfolio consisted of issued patents and pending patent applications that Viracta owns or licenses related to its VRX-101 product candidate and various other compounds and programs. Specifically, Viracta owns or licenses three issued U.S. patents, and seven pending U.S. non-provisional patent applications, one pending U.S. provisional patent application and 26 pending foreign patent applications, three of which are international patent applications filed under the Paris Cooperation Treaty (“PCT application”) and four of which are European regional patent applications.

More specifically with respect to VRX-101, Viracta owns one issued U.S. patent in its owned portfolio described above that has claims directed to nanatinostat as a composition of matter, as well as claims directed to pharmaceutical compositions comprising nanatinostat. This U.S. patent is expected to expire in January 2027, absent any patent term extensions for regulatory delay. In addition, and specifically with respect to VRX-101, Viracta licenses one issued U.S. patent in its portfolio described above that has claims directed to methods of treatment with VRX-101 for the treatment viral or virally-induced conditions caused by a DNA virus, including EBV. This U.S. patent is expected to expire in March 2031, absent any patent term extensions for regulatory delay. Viracta’s owned and licensed portfolio described above also includes other pending patent applications related to VRX-101, including two pending U.S. non-provisional patent applications, one pending U.S. provisional patent application and nine pending foreign patent applications, three of which are PCT applications. These applications include claims directed to VRX-101 as compositions of matter, pharmaceutical compositions, formulations and related methods of use. Any patents that may issue from Viracta’s pending patent applications related to VRX-101 are expected to expire between 2031 and 2041, absent any patent term adjustments or extensions.

Viracta also possess substantial know-how and trade secrets relating to the development and commercialization of its product candidates, including related manufacturing processes and technology.

With respect to its product candidates and processes it intends to develop and commercialize in the normal course of business, Viracta intends to pursue patent protection covering, when possible, compositions, methods of use, dosing and formulations. Viracta may also pursue patent protection with respect to manufacturing and drug development processes and technologies.

Issued patents can provide protection for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. In general, patents issued for applications filed in the United States can provide exclusionary rights for 20 years from the earliest effective filing date. In addition, in certain instances, the term of an issued U.S. patent that covers or claims an FDA approved product can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period, which is called patent term extension. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The term of patents outside of the United States varies in accordance with the laws of the foreign jurisdiction, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

The patent positions of companies like Viracta’s are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of oncology has emerged in the United States. The relevant patent laws and their interpretation outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish Viracta’s ability to protect its technology or product candidates and could affect the value of such intellectual property. In particular, Viracta’s ability to stop third parties from making, using, selling, offering to sell or importing products that infringe its intellectual property will depend in part on Viracta’s success in obtaining and enforcing patent claims that cover Viracta’s technology, inventions and improvements. Viracta cannot guarantee that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications it may file in the future, nor can Viracta be sure that any patents that may be granted to it in the future will be commercially useful in protecting its products, the methods of use or manufacture of those products. Moreover, even Viracta’s issued patents may not guarantee it the right to practice its technology in relation to the commercialization of its product candidates and products. Patent and other intellectual property rights in the pharmaceutical and biotechnology space are evolving and involve many risks and uncertainties. For example, third parties may have blocking patents that could be used to prevent Viracta from commercializing its product and practicing its proprietary technology, and Viracta’s issued patents may be challenged, invalidated or circumvented, which could limit its ability to stop competitors from marketing related products or could limit the term of patent protection that otherwise may exist for Viracta’s product candidates. In addition, the scope of the rights granted under any issued patents may not provide Viracta with protection or competitive advantages against competitors with similar technology. Furthermore, Viracta’s competitors may independently develop similar technologies that are outside the scope of the rights granted under any issued patents. For these reasons, Viracta may face competition with respect to its product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any patent protection for such product may expire or remain in force for only a short period following commercialization, thereby reducing the commercial advantage the patent provides.

Government regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. drug development

In the United States, the FDA regulates drugs under the Food, Drug, and Cosmetic Act (“FDCA”) and its implementing regulations. FDA approval is required before any new unapproved drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. Drugs also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources, and the expenditure of such resources does not assure that regulatory approval will ultimately be obtained. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, voluntary ort mandatory product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal fines or penalties. Any agency or judicial enforcement action could have a material adverse effect on Viracta, market acceptance of Viracta’s products, and Viracta’s reputation.

Viracta’s product candidates are considered small molecule drugs and must be approved by the FDA through the new drug application (“NDA”) process before they may be legally marketed in the United States. The process generally involves the following:

•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice (“GLP”) requirements;

•

submission to the FDA of an investigational new drug application (“IND”), which must become effective before human clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent institutional review board (“IRB”), or independent ethics committee at each clinical trial site before each trial may be initiated;

•

performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice (GCP) requirements and other clinical trial-related regulations to establish substantial evidence of the safety and efficacy of the investigational product for each proposed indication;

•	submission to the FDA of an NDA;

•	a determination by the FDA within 60 days of its receipt of an NDA to accept the filing for review;

•

satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug will be produced to assess compliance with current good manufacturing practice (“cGMP”) requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the NDA filing;

•	payment of user fees for FDA review of the NDA;

•	FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States; and

•

compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (“REMS”), and the potential requirement to conduct post-approval studies.

The data required to support an NDA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval processes require substantial time, effort and financial resources, and Viracta cannot be certain that any approvals for any current and future product candidates will be granted on a timely basis, or at all.

Preclinical studies and IND submission

Before testing any drug product candidate in humans, the product candidate must undergo rigorous preclinical testing. The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The IND sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, among other things, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin.

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials, which are generally required for FDA approval of an NDA, to commence. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development along with any subsequent changes to the investigational plan.

Clinical trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which are designed to protect the rights, integrity, and confidentiality of research subjects and include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries, including the website maintained by the U.S. National Institutes of Health, ClinicalTrials.gov.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA. The FDA will generally accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements and the FDA is able to validate the data through an onsite inspection, if deemed necessary, and the practice of medicine in the foreign country is consistent with the United States.

Clinical trials in the United States generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, that may overlap or be combined in certain circumstances.

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, tolerability and safety of the drug in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.

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Phase 2 clinical trials generally involve studies in disease-affected patients to determine the dose and dosing schedule required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

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Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the safety and effectiveness of the product for its intended use and to establish the overall benefit/risk relationship of the product to provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. The sponsor is also responsible for submitting written IND safety reports, including reports of serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects, and any clinically significant increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check-points based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal safety studies and also must develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process, as performed by the manufacturing facility, must be capable of consistently producing quality batches of Viracta’s product candidates. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that Viracta’s product candidates do not undergo unacceptable deterioration over their labeled shelf life.

NDA review process

Following completion of the clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA, along with proposed labeling, chemistry and manufacturing information in a request for approval to market the drug for one or more specified indications.

The application must include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of an NDA must be obtained before a drug may be legally marketed in the United States.

Under the Prescription Drug User Fee Act (“PDUFA”), as amended, each NDA must be accompanied by an application user fee. FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for each marketed human drug. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a qualifying small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted NDAs before it accepts them for filing to determine if they are sufficiently complete to permit a substantive review, and the FDA may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months, from the filing date, in which to complete its initial review of a new molecular-entity NDA and respond to the applicant, and six months from the filing date of a new molecular-entity NDA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The

FDA may also audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA also closely analyzes the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies and/or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than Viracta interprets the same data.

Orphan drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. However, competitors may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of Viracta’s products for seven years if a competitor obtains approval before Viracta does for the same product, as defined by the FDA, for the same indication Viracta is seeking approval, or if a product candidate is determined to be contained within the scope of the competitor’s product for the same indication. If one of Viracta’s products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

Expedited development and review programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast track status any time before receiving NDA approval, but ideally no later than the pre-NDA meeting with the FDA.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety or effectiveness compared to available therapies.

A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”), which is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDAgenerally requires that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. FDA may withdraw drug approval or require changes to the labeled indication of the drug if confirmatory post-market trials fail to verify clinical benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug. If the FDA concludes that a drug shown to be effective can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions as it deems necessary to assure safe use of the product.

Additionally, a drug may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Post-approval requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, requirements relating to facility registration and drug listing, monitoring and record-keeping requirements, adverse event and other periodic reporting, product sampling and distribution, and product promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations, known as “off-label use,” and limitations on industry-sponsored scientific and educational activities. The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for REMS, to assure the safe use of the product. If the FDA concludes that a REMS is needed, the NDA sponsor must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP regulations. Manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation, and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, its manufacturer or the NDA holder, including recalls.

The FDA may withdraw approval of a product if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Corrective action could delay drug distribution and require significant time and financial expenditures. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, suspension of the approval, complete withdrawal of the product from the market, or product recalls;

•	fines, warning letters, or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications;

•	suspension or revocation of product approvals;

•	product seizure or detention;

•	refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

FDA regulation of companion diagnostics

Safe and effective use of a drug may rely upon an in vitro companion diagnostic for use in selecting the patients that will be more likely to respond to that therapy. FDA officials have issued guidance that addresses issues critical to developing in vitro companion diagnostics, such as when the FDA will require that the diagnostic and the drug be approved simultaneously. The guidance issued in August 2014 states that if safe and effective use of a therapeutic product depends on an in vitro diagnostic, then the FDA generally will require approval or clearance of the diagnostic at the same time that the FDA approves the therapeutic product.

The FDA requires that devices, or in vitro companion diagnostics, intended to select the patients who will respond to the treatment to obtain premarket approval, 510(k) clearance, or authorization of a De Novo application, depending on the level of risk presented by the companion diagnostic together with available controls to mitigate the risk. Based on the guidance, and the FDA’s past treatment of companion diagnostics, the FDA may require premarket approval, 510(k) clearance, or authorization of a De Novo application of one or more in vitro companion diagnostics to identify patient populations suitable for Viracta’s therapeutic drug candidates. The review of these in vitro companion diagnostics in conjunction with the review of Viracta’s therapeutic drug candidates involves coordination of review by the FDA’s Center for Drug Evaluation and Research, or CDER, and by the FDA’s Center for Devices and Radiological Health, or CDRH, Office of In Vitro Diagnostics Device Evaluation and Safety.

The premarket approval, or PMA, process, including the gathering of clinical and preclinical data and the submission to and review by the FDA involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are also subject to an application fee.

To obtain 510(k) clearance, a pre-market notification is submitted to the FDA demonstrating that the proposed device is substantially equivalent to a predicate device, which is a previously-cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet required the submission of a PMA application. The FDA’s 510(k) clearance process is subject to an application fee and may take more than 12 months from the date the application is submitted and filed with the FDA, but may take longer if FDA requests additional information, among other reasons. In some cases, the FDA may require clinical data to support substantial equivalence. In reviewing a 510(k) clearance application, the FDA may request additional information, which may significantly prolong the review process. Notwithstanding compliance with all these requirements, clearance is never assured.

If a new medical device does not qualify for the 510(k) clearance process because no predicate device to which it is substantially equivalent can be identified, the device must submit a PMA application unless the device is eligible for De Novo authorization. The De Novo process allows a manufacturer whose novel device would otherwise require premarket approval to request a risk-based assessment of its medical device to determine whether regulatory controls mitigate the risks of the device to provide a reasonable assurance of the device’s safety and effectiveness. The FDA may reject the De Novo application if the FDA identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk and requires PMA or that adequate controls cannot be developed to mitigate the device’s risks.

Obtaining FDA premarket approval, 510(k) clearance, or De Novo authorization for medical devices is expensive and uncertain, and may take several years, and generally requires significant scientific and clinical data.

After a device is placed on the market, it remains subject to significant regulatory requirements. Among other requirements, medical devices may be marketed only for the uses and indications for which they are cleared or approved, device manufacturers must establish registration and device listings with the FDA and a medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the Quality System Regulation, or QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA and the FDA also may inspect foreign facilities that export products to the U.S.

Other U.S. regulatory matters

Viracta’s current and future arrangements with healthcare providers, third-party payors, customers, and others may expose Viracta to broadly applicable fraud and abuse and other healthcare laws and regulations, which may affect the business or financial arrangements and relationships through which Viracta researches, sells, markets, and distributes any products for which Viracta obtains marketing approval. The applicable federal, state and foreign healthcare laws and regulations that may affect Viracta ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug or medical device manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Moreover, the government may assert that a claim for health care items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal civil and criminal False Claims Act and Civil Monetary Penalties Laws, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, and/or impose exclusions from federal health care programs and/or penalties for parties who engage in such prohibited conduct;

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the Federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, also imposes obligations including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to Centers for Medicare & Medicaid Services (CMS) information regarding payments and other transfers of value to physicians and teaching hospitals as well as information regarding ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and require the registration of their sales representatives, state laws that require biotechnology companies to report information on the pricing of certain drug products, and state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA). If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws. In addition, the distribution of pharmaceutical and/or medical device products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical and/or medical device products. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act as well as other applicable consumer safety requirements.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participating in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts.

U.S. patent-term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of Viracta’s U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND or the issue date of the patent, whichever is later, and the submission date of an NDA plus the time between the submission date of an NDA or the issue date of the patent, whichever is later, and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Viracta may apply for restoration of patent term for its currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”), or a 505(b)(2) NDA submitted by another company for a generic version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness or generate such data themselves.

European Union drug development

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated, it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority (NCA), and one or more Ethics Committees (ECs). Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the EU will be identical. In the meantime, Clinical Trials Directive 2001/20/EC continues to govern all clinical trials performed in the EU.

European Union drug review and approval

In the European Economic Area (“EEA”), which is comprised of the 27 Member States of the European Union and three European Free Trade Association States (Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization (“MA”). There are two types of marketing authorizations.

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The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”), of the EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the European Union, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State (“RMS”). The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics (“SPC”), and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, EMA or the competent authorities of the Member States of the European Union make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. Similar to the U.S. patent term-restoration, Supplementary Protection Certificates (SPCs) serve as an extension to a patent right in Europe for up to five years. SPCs apply to specific pharmaceutical products to offset the loss of patent protection due to the lengthy testing and clinical trials these products require prior to obtaining regulatory marketing approval.

Coverage and reimbursement

Sales of Viracta’s products will depend, in part, on the extent to which its products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement of new products are typically made by CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, no uniform policy of coverage and reimbursement for drug products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of Viracta’s products will be made on a payor-by-payor basis.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. Viracta may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of its products. As a result, the coverage determination process is often a time-consuming and costly process that will require Viracta to provide scientific and clinical support for the use of its products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of Viracta placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Viracta’s products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Healthcare reform

The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, in March 2010, the ACA, was passed which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the HHS Secretary as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price (AMP), to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. Additionally, for a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S.

government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.

Some of the provisions of the ACA have yet to be implemented, and there have been judicial, Congressional and executive branch challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have passed. On December 22, 2017, President Trump signed into law new federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the Tax Act) which includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare Part D drug plans. In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA-qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case to the District Court to determine whether the remaining provisions of the ACA are invalid. The Supreme Court of the United States granted certiorari on March 2, 2020, and heard oral arguments on the case on November 10, 2020, and the case is expected to be decided sometime in 2021. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and Viracta’s business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2029 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for Viracta’s products, if approved, and accordingly, Viracta’s financial operations.

Additionally, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. For example, at the federal level, the Trump administration released a “Blueprint” to lower drug prices and reduce out-of-pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out-of-pocket costs of drug products paid by consumers. Additionally, on November 20, 2020, HHS Office of Inspector General (“OIG”) issued a final rule eliminating the federal Anti-Kickback Statute safe harbors for rebates paid by manufactures to Medicare Part D plan sponsors, Medicaid managed care organizations, and those entities’ pharmacy benefit managers, the purpose of which is to further reduce the cost of drug products to consumers. The OIG created two new safe harbors for certain point-of-sale reductions in price on prescription pharmaceutical products and certain pharmacy benefit manager service fees. On December 2, 2020, OIG and CMS each issued a final rule that set forth modifications to the federal Anti-Kickback Statute, Civil Monetary Penalties Law and Physician Self-Referral Law (or the Stark Law) (respectively) regulations to remove regulatory barriers to value-based care arrangements. CMS’s final rule also clarifies and updates certain long-standing terms that appear throughout the Stark Law regulations. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”), established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which Viracta receives marketing approval. However, any negotiated prices for Viracta’s products covered by a Part D prescription drug plan likely will be lower than the prices Viracta might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private third-party payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. In addition, in September 2020, President Trump signed an executive order entitled “Lowering Drug Prices by Putting America First” (the “MFN Executive Order”). The MFN Executive Order provides that it is “the policy of the United States that the Medicare program should not pay more for costly Part B or Part D prescription drugs or biological products than the most-favored-nation price” within the member countries of the Organization for Economic Co-operation and Development (the “MFN Price”); and directs the Secretary of the HHS to implement rulemaking to test a payment model pursuant to which Medicare would pay no more than the MFN Price for certain drugs covered by Medicare Parts B and D. While the scope, details, and implementation of these contemplated executive actions (including whether and how their mechanism may differ from that of the proposed IPI drug pricing program discussed above) are not clear, this continues to signal that the U.S. administration intends to pursue new measures to constrain drug costs and Medicare payments for drugs. Similarly, various members of the current U.S. Congress have indicated that lowering drug prices continues to be a legislative and political priority, and some have introduced proposals aimed at drug pricing.

Facilities

Viracta corporate headquarters are located in Cardiff, California, where Viracta leases approximately 5,337 square feet of office space, under a lease that expires in May 2022 with an option to renew for an additional five-year term. Viracta believes that these existing facilities will be adequate for its near-term needs. If required, Viracta believes that suitable additional or alternative space would be available in the future on commercially reasonable terms.

Employees and Human Capital Resources

As of December 22, 2020, Viracta had 12 full-time employees. Of these employees, 7 were engaged in research and development activities, and 5 were engaged in general and administrative activities. Substantially all of Viracta’s employees are based in Cardiff, California. None of Viracta’s employees are represented by labor unions or covered by collective bargaining agreements. Viracta considers its relationship with its employees to be good.

Viracta’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating its existing and new employees, advisors and consultants. The principal purposes of Viracta’s equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of Viracta by motivating such individuals to perform to the best of their abilities and achieve Viracta’s objectives.

Legal proceedings

From time to time, Viracta may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Viracta its not currently a party to any material legal proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on Viracta because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

SUNESIS MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Sunesis’s financial condition and results of operations together with Sunesis’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion and analysis contains forward-looking statements based upon current expectations that involve risks and uncertainties. Sunesis’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the section entitled “Risk Factors” and in other parts of this proxy statement/prospectus/information statement. Please also see the section entitled “Cautionary Note Concerning Forward-Looking Statements.”

Overview

Sunesis is a biopharmaceutical company focused on the development of novel targeted inhibitors for the treatment of hematologic and solid cancers. Sunesis is developing SNS-510, a PDK1 inhibitor licensed from Millennium Pharmaceuticals, Inc. (“Takeda Oncology”), a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited. SNS-510 interaction with PDK1 inhibits both PI3K-dependent and independent signaling pathways integral to many malignancies, and PDK1 can also be overexpressed in breast, lung, prostate, hematologic and other cancers. Evaluation of SNS-510 in the Eurofins Oncopanel™, a panel of >300 genomically profiled cancer cell lines from diverse tissue origins, indicated that tumors with CDKN2A mutations or deletions are particularly sensitive to SNS-510. CDKN2A alterations are common in human cancers and may prove to be useful biomarkers for broad investigation of SNS-510 as a monotherapy and in combination with other anticancer agents. In other in vitro studies, SNS-510 had potent activity against a broad range of sarcoma cell lines. SNS-510 showed synergistic activity when combined with inhibitors of CDK4/6, KRAS G12C, or BCL-2 in breast cancer, sarcoma, KRAS-mutant, and lymphoma cell lines. In in vivo studies, SNS-510 demonstrated potent, pathway-mediated antitumor activity in FLT3-mutated and wild-type AML xenograft mouse models, as well as in a myc-activated, CDKN2A-deleted lymphoma xenograft mouse model. Sunesis is conducting Investigational New Drug-enabling studies for SNS-510 and is addressing expected toxicities associated with PI3K inhibitors through dose regimen optimization and strategies that mitigate glucose dysregulation.

Sunesis’s second program is vecabrutinib, a selective non-covalent inhibitor of Bruton’s Tyrosine Kinase (“BTK”) with activity against both wild-type and C481S-mutated BTK, the most common BTK mutation associated with resistance to covalent BTK inhibitors. In June 2020, Sunesis announced that it will not advance its non-covalent BTK inhibitor vecabrutinib in the planned Phase 2 portion of the Phase 1b/2 trial for adults with relapsed or refractory chronic lymphocytic leukemia (“CLL”) and other B-cell malignancies. The decision was made after assessing the totality of the data including the 500 mg cohort, the highest dose studied in the trial, as Sunesis found insufficient evidence of activity in BTK-inhibitor resistant disease to move the program into the planned Phase 2. Furthermore, two noncovalent BTK inhibitors currently in development, Merck and Company Inc.’s ARQ 531 and Eli Lilly Inc.’s LOXO-305 have demonstrated robust activity in BTK inhibitor-resistant disease. Sunesis has completed the Phase 1b portion of the Phase 1b/2 trial and is evaluating the best path forward for vecabrutinib.

Sunesis also has two partnered programs: DAY101 (formerly TAK-580) and vosaroxin. Sunesis has a license agreement with DOT Therapeutics-1 where Sunesis is eligible to receive potential pre-commercialization, event-based milestone payments and royalty payments on future sales of DAY101, when and if approved and commercialized. In addition, Sunesis has a license agreement with Denovo Biopharma where Sunesis is eligible to receive potential regulatory and commercial milestones, and royalties on future sales of vosaroxin, when and if approved and commercialized.

To conserve its cash resources, Sunesis has substantially reduced its workforce and has reduced its research and development activities. In July 2020, Sunesis reduced its workforce by 30% to focus on development of its

PDK1 inhibitor SNS-510 while evaluating its strategic alternatives with a goal to enhance stockholder value, including asset in-licensing, partnering, and mergers and acquisitions. Sunesis has incurred approximately $0.2 million in severance costs related to the reduction in workforce in the third quarter of 2020.

The Sunesis Board commenced a process of evaluating strategic alternatives to maximize stockholder value. To assist with this process, Sunesis’s board of directors engaged a financial advisory firm to help explore its available strategic alternatives, including possible mergers and business combinations, a sale of part or all of Sunesis’s assets, and collaboration and licensing arrangements. On November 30, 2020, Sunesis and Viracta announced the signing of the Merger Agreement. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by Sunesis’s stockholders, a wholly-owned subsidiary of Sunesis will be merged with and into Viracta, with Viracta surviving the Merger as a wholly-owned subsidiary of Sunesis.

Although Sunesis has entered into the Merger Agreement and intends to consummate the Merger, there is no assurance that it will be able to successfully consummate the Merger on a timely basis, or at all. If, for any reason, the proposed Merger is not completed, Sunesis will reconsider its strategic alternatives and could pursue one or more of the following courses of action:

•

Pursue potential collaborative, partnering or other strategic arrangements for Sunesis’s assets, including a sale or other divestiture of its assets. Sunesis may elect to seek potential collaborative, partnering or other strategic arrangements for its programs, including a sale or other divestiture of its assets which could allow Sunesis’s technology to continue being developed. Sunesis may be unable to divest its assets in a timely manner, or at all, and therefore may not receive any return on Sunesis’ investment in its program assets.

•	Pursue another strategic transaction like the Merger. The Sunesis Board may elect to pursue an alternative strategy, one of which may be a strategic transaction similar to the Merger.

•

Dissolve and liquidate Sunesis’s assets. If, for any reason, the Merger is not consummated and Sunesis is unable to identify and complete an alternative strategic transaction like the Merger or potential collaborative, partnering or other strategic arrangements for its assets, or to continue to operate its business due to its inability to raise additional funding, Sunesis may be required to dissolve and liquidate its assets. In such case, Sunesis would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left to distribute to Sunesis’s stockholders after paying its debts and other obligations and setting aside funds for reserves.

To conserve Sunesis’s cash resources, it has substantially reduced its workforce and has limited its research and development activities. On November 29, 2020, due to the entry into the Merger Agreement, Sunesis committed to reducing its workforce by approximately 40% to preserve cash resources while completing the proposed Merger. As a result of the workforce reduction, Sunesis estimates that it will incur cumulative severance-related charges of approximately $0.6 million in the fourth quarter of 2020 and first quarter of 2021. The severance-related charges, which are expected to represent cash expenditures that Sunesis expects to incur in connection with the workforce reduction, are subject to a number of assumptions, and actual results may differ materially.

Reverse Stock Split

On September 2, 2020, Sunesis effected a one-for-ten reverse split of its common stock (the “September Reverse Split”), as previously authorized and approved at the annual meeting of stockholders on June 16, 2020. As a result of the September Reverse Split, every ten shares of Sunesis Common Stock were combined into one share of Sunesis Common Stock. The September Reverse Split affected the shares of Sunesis Common Stock: (a) outstanding immediately prior to the effective time of the September Reverse Split, (b) available for issuance under Sunesis’s equity incentive plans, (c) issuable upon the exercise of outstanding stock options and warrants and (d) issuable upon conversion of the outstanding non-voting Series E and Series F Convertible Preferred Stock. All share and per-share data in Sunesis’s audited consolidated financial statements for the years ended December 31, 2019 and 2018 and notes thereto, included in this registration statement on Form S-4, have been restated to give retroactive effect to the September Reverse Split for all periods presented.

Results of Operations

Nine Months Ended September 30, 2020 and September 30, 2019, and Three Months Ended September 30, 2020 and September 30, 2019

Revenue

Total revenue was nil and $0.1 million for the three and nine months ended September 30, 2020, respectively, and nil for the comparable periods in 2019. Revenue during the nine months ended September 30, 2020 was primarily due to revenue recognized from the upfront payment received under the license agreement with Denovo.

Research and Development Expense

Research and development expense was $2.2 million and $10.1 million for the three and nine months ended September 30, 2020, respectively, compared to $3.5 million and $10.5 million for the same periods in 2019. The decrease of $1.3 million between the comparable three months periods was primarily due to a $0.7 million decrease in clinical expenses and a $0.4 million decrease in professional service expenses due to the decision not to advance Sunesis’s clinical trial for vecabrutinib into Phase 2 due to insufficient activity in BTK inhibitor-resistant disease. The decrease is further due to a $0.2 million decrease in salary and personnel expenses due to lower headcount. The $0.4 million decrease in the comparable nine months period was primarily due to a $0.9 million decrease in salary and personnel expenses due to lower headcount and a $0.6 million decrease in clinical research organization (“CRO”) related expenses, partially offset by a $1.3 million increase in professional services mainly due to progress in the SNS-510 studies.

General and Administrative Expense

General and administrative expense was $2.3 million and $6.6 million for the three and nine months ended September 30, 2020, respectively, compared to $2.5 million and $7.5 million for the same periods in 2019. The decrease of $0.2 million between the comparable three months periods was primarily due to a $0.4 million decrease in salary and personnel expenses due to lower headcount and less business-related travel, offset by a $0.1 million increase in professional service expenses and a $0.1 million increase in Delaware franchise tax due to Reverse Split. The $0.9 million decrease in the comparable nine months periods was primarily due to a $0.6 million decrease in salary and personnel expenses due to lower headcount and less business-related travels and a $0.3 million decrease in professional service expenses due to lower patent expenses.

Interest Expense

Interest expense was $0.2 million and $0.3 million for the three and nine months ended September 30, 2020, compared to $0.1 million and $0.4 million for the same periods in 2019, respectively. The increase in the interest expenses in the comparable three months periods was mainly due to the final interest payment related to the repayment of the SVB Loan Agreement in July 2020. The decrease in the comparable nine months periods was mainly due to lower interest paid due to the lower interest rate on the lower principal amount under the SVB Loan Agreement as compared to Sunesis’s prior loan agreement with Western Alliance Bank and Solar Capital Ltd. in 2019.

Other Income, Net

Other income, net, was less than $0.1 million and $0.1 million for the three and nine months ended September 30, 2020, respectively, compared to $0.2 million and $0.3 million for same periods in 2019. The other income, net, was primarily comprised of interest income from Sunesis’s money market funds.

Years Ended December 31, 2019 and 2018

Revenue

Total revenue was $2.1 million in 2019 compared to $0.2 million in 2018. Revenue in both periods was derived from license agreements. The increase of $1.9 million in 2019 was primarily due to revenue recognized from the upfront payments received under the license agreements with DOT-1 and Denovo.

Research and Development Expenses

Research and development expense was $15.4 million in 2019 as compared to $14.6 million in 2018, primarily relating to the vecabrutinib and the vosaroxin development programs in each year, respectively. The increase of $0.8 million in 2019 was primarily due to a $1.8 million increase in professional services and clinical expenses related to the preparation for the Phase 2 portion of Sunesis’s ongoing clinical trial for vecabrutinib, offset by a $1.0 million decrease in salary and personnel expenses due to lower headcount.

General and Administrative Expenses

General and administrative expense was $9.9 million in 2019 compared to $11.3 million in 2018. The decrease of $1.4 million in 2019 was primarily due to a $1.1 million decrease in salary and personnel expenses due to lower headcount and stock-based compensation and a $0.8 million decrease in professional services expenses due to lower legal and vosaroxin patent expenses. The decreases in the comparable periods were partially offset by a $0.3 increase in director and officer insurance premiums.

Interest Expense

Interest expense was $0.5 million in 2019 compared to $1.2 million in 2018. The decrease in 2019 was primarily due the lower interest paid due to the lower interest rate on the lower principal amount under the SVB Loan Agreement.

Other Income, Net

Net other income was $0.5 million in 2019 as compared to $0.2 million in 2018. Other income was primarily comprised of interest income from short term investments, and the increase of $0.3 million in 2019 was primarily due to increase in marketable securities investments.

Liquidity and Capital Resources

Sources of Liquidity

Sunesis has incurred significant losses in each year since its inception. As of September 30, 2020, Sunesis had cash and cash equivalents of $26.0 million and an accumulated deficit of $699.6 million, compared to cash, cash equivalents and restricted cash of $34.6 million and an accumulated deficit of $682.8 million as of December 31, 2019. Sunesis expects to continue to incur significant losses for the foreseeable future. Sunesis’s products are still in the early stages of development and will require significant additional investment.

Sunesis had cash and cash equivalents of $26.0 million as of September 30, 2020. Sunesis expects its current cash and cash equivalents will not be sufficient to support its operations for a period of twelve months from the date the condensed consolidated financial statements for the quarter ended September 30, 2020 are available to be issued. Sunesis will require additional financing to fund working capital and pay its obligations as they come due, so substantial doubt exists about Sunesis’s ability to continue as a going concern. Additional financing might include one or more of a combination of offerings of equity securities or debt arrangements or partnerships or licensing collaborations. However, there can be no assurance that Sunesis will be successful in acquiring additional funding at levels sufficient to fund its operations or on terms favorable to Sunesis.

In July 2020, Sunesis completed an underwritten public offering of 5,999,999 shares of Sunesis Common Stock, including the full exercise of the underwriter’s option to purchase 782,608 shares of Sunesis Common Stock to cover over-allotments, at a price to the public of $2.30 for each share of Sunesis Common Stock. Gross proceeds from the sale were approximately $13.8 million, and net proceeds were approximately $12.6 million.

During the three and nine months ended September 30, 2020, no shares of common stock were sold under the Sales Agreement with Cantor. As of September 30, 2020, $43.1 million of Sunesis Common Stock remains available to be sold under the Sales Agreement with Cantor, subject to certain conditions as specified in the Sales Agreement.

Sunesis’s cash and cash equivalents totaled $26.0 million as of September 30, 2020, as compared to cash, cash equivalents and restricted cash totaling $34.6 million as of December 31, 2019. The decrease of $8.6 million was due to cash used in operating activities, mainly resulting from Sunesis’s net loss of $16.8 million for the nine months ended September 30, 2020, the $5.5 million principal payment on the SVB Loan Agreement, offset by the $12.6 million net proceeds from issuance of common stock and adjustments for non-cash items of $1.1 million.

In April 2019, Sunesis entered into the SVB Loan Agreement, pursuant to which Sunesis borrowed $5.5 million. In April 2020, Sunesis entered into the SVB Deferral Agreement, which extended the interest-only payment period through June 30, 2021 and deferred the maturity date of the borrowing under the SVB Loan Agreement to June 1, 2023. In July 2020, Sunesis repaid in full all outstanding indebtedness and terminated all commitments and obligations under the SVB Loan Agreement. The repayment to Silicon Valley Bank (“SVB”) was approximately $5.7 million, which satisfied all of Sunesis’s debt obligations, including a final interest payment equal to 4% of the original principal amount of the borrowing.

If Sunesis becomes unable to continue as a going concern, Sunesis may have to liquidate its assets, and might realize significantly less than the values at which they are carried on its consolidated financial statements, and stockholders may lose all or part of their investment in Sunesis’s common stock. Other than raising additional funds from investors or business partners, management cannot identify conditions or events to mitigate the substantial doubt that exists about Sunesis’s ability to continue as a going concern.

Cash Flows

Net cash used in operating activities was $15.8 million for the nine months ended September 30, 2020, as compared to $18.4 million for the same period in 2019. Net cash used in the nine months ended September 30, 2020, resulted primarily from the net loss of $16.8 million, partially offset by adjustments for non-cash items of $1.1 million. Net cash used in the nine months ended September 30, 2019, resulted primarily from the net loss of $18.0 million and changes in operating assets and liabilities of $1.8 million, offset by adjustments for non-cash items of $1.4 million.

Net cash provided by investing activities was $16.4 million for the nine months ended September 30, 2020, as compared to $13.1 million net cash used by investing activities for the same period in 2019. Net cash provided by investing activities in 2020 consists primarily of maturities of marketable securities and net cash used in investing activities in 2019 consists of purchase of marketable securities.

Net cash provided by financing activities was $7.2 million for the nine months ended September 30, 2020, as compared to $43.1 million for the same period in 2019. Net cash provided by financing activities in 2020 resulted primarily from $12.6 million net proceeds from issuance of common stock, offset by $5.5 million principal payment on the SVB Loan Agreement. Net cash provided in 2019 resulted primarily from $45.1 million net proceeds from issuance of common and preferred stock, and $5.5 million proceeds from the SVB Loan Agreement, offset by $7.5 million principal payment on the prior loan agreement with Western Alliance Bank and Solar Capital Ltd. in 2019.

Operating Capital Requirements

Sunesis has incurred significant operating losses and negative cash flows from operations since its inception. As of September 30, 2020, Sunesis had cash and cash equivalents of $26.0 million and cash used in operating activities of $15.8 million for the nine months ended September 30, 2020.

Sunesis expects to continue to incur substantial operating losses in the future. Sunesis will not receive any product revenue until a product candidate has been approved by the FDA, European Medicines Agency (the “EMA”), or similar regulatory agencies in other countries, and has been successfully commercialized, if ever. Sunesis will need to raise substantial additional funding to complete the development and potential commercialization of any of its development programs. Additionally, Sunesis may evaluate in-licensing and acquisition opportunities to gain access to new drugs or drug targets that would fit with its strategy. Any such transaction would likely increase Sunesis’s funding needs in the future.

Sunesis’s future funding requirements will depend on many factors, including but not limited to:

•	the rate of progress and cost of Sunesis’s clinical trials;

•	the timing, economic and other terms of any licensing, collaboration or other similar arrangement into which Sunesis may enter;

•	the costs and timing of seeking and obtaining FDA, EMA, or other regulatory approvals;

•	the costs associated with building or accessing commercialization and additional manufacturing capabilities and supplies;

•	the costs of acquiring or investing in businesses, product candidates and technologies, if any;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the effect of competing technological and market developments; and

•	the costs of supporting Sunesis’s arrangements with Takeda.

Sunesis’s failure to raise significant additional capital in the future would force Sunesis to delay or reduce the scope of its SNS-510 program, potentially including any additional clinical trials or subsequent regulatory filings in the United States or Europe, and/or limit or cease Sunesis’s operations. Any one of the foregoing would have a material adverse effect on Sunesis’s business, financial condition and results of operations.

In addition, the recent COVID-19 pandemic has significantly disrupted world financial markets and negatively impacted US market conditions. This may reduce opportunities for Sunesis to find additional funding from partnering or selling equity. Though Sunesis raised additional funds in its July 2020 offering, Sunesis will require additional financing to fund working capital and continue clinical development of SNS 510. Further decline in the market price of Sunesis Common Stock could make it more difficult for Sunesis to sell equity or equity-related securities in the future at a time and price that Sunesis deems appropriate. If Sunesis fails to raise sufficient additional financing, on terms and dates acceptable to Sunesis, Sunesis may not be able to continue its operations and the development of its product candidates, and Sunesis may be required to reduce staff, reduce or eliminate research and development, slow the development of its product candidates, outsource or eliminate several business functions or shut down operations.

Critical Accounting Policies and Significant Judgments and Estimates

Sunesis’s management’s discussion and analysis of its financial condition and results of operations is based on Sunesis’s consolidated financial statements and the related disclosures, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires Sunesis to make estimates, assumptions and judgments that affect the amounts reported in its financial statements and accompanying notes, including reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as revenue and expenses during the reporting periods. Sunesis evaluates its estimates, assumptions and judgments on an ongoing basis. Sunesis bases its estimates on historical experience and on various other assumptions it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Management has discussed the development, selection and disclosure of these estimates with the Audit Committee of Sunesis’s Board of Directors. Actual results could differ materially from these estimates under different assumptions or conditions.

Sunesis’s significant accounting policies are described in more detail in Note 2 to its consolidated financial statements appearing at the end of this proxy statement/prospectus/information statement. Sunesis believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of its consolidated financial statements.

There have been no significant changes during the three and nine months ended September 30, 2020 to Sunesis’s critical accounting policies and significant judgments and estimates.

Revenue Recognition

On January 1, 2018, Sunesis adopted Topic 606, Revenue from Contracts with Customers (“Topic 606”) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with Sunesis’s historic accounting under Topic 605, Revenue Recognition (“Topic 605”).

Adoption of the new standard did not result in any change to Sunesis’s opening retained earnings as of January 1, 2018 as no cumulative impact to the adoption of ASC 606 was noted as a result of Sunesis’s assessment of the comparative revenue recognized since inception of the contracts under the new revenue standard ASC 606 and historic standard ASC 605. Sunesis is applying the practical exemption allowed under ASC 606 and does not disclose the value of variable consideration that is a sale-based royalty promised in exchange for a license of intellectual property. The adoption of the new standard resulted in changes to Sunesis’s accounting policies for revenue recognition as detailed below:

Licenses of intellectual property

If the license to Sunesis’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, Sunesis recognizes revenues from non-refundable, up-front fees allocated to the license when the license is transferred to the customer, and the customer can use and benefit from the license. For licenses that are bundled with other promises, Sunesis utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. Sunesis evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone Payments

At the inception of each arrangement that includes milestone payments, Sunesis evaluates whether the milestones are considered probable of being achieved and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the value of the associated milestone is included in the transaction price. Milestone payments that are not within Sunesis’s control are not included in the transaction price until they become probable of being achieved.

Royalties

For arrangements that include sales-based royalties and the license is deemed to be the predominant item to which the royalties relate, Sunesis recognizes revenue at the later of (a) when the related sales occur, or (b) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, Sunesis has not recognized any royalty revenue resulting from any of its licensing arrangements.

Clinical Trial Accounting

Sunesis records accruals for estimated clinical trial costs, which include payments for work performed by contract research organizations (“CROs”), and participating clinical trial sites. These costs are generally a significant component of research and development expense. Costs incurred for setting up clinical trial sites for participation in trials are generally non-refundable, and are expensed as incurred, with any refundable advances related to enrollment of the first patient recorded as prepayments and assessed for recoverability on a quarterly basis. Costs related to patient enrollment are accrued as patients progress through the clinical trial, including amortization of any first-patient prepayments. This amortization generally matches when the related services are rendered, however, these cost estimates may or may not match the actual costs incurred by the CROs or clinical trial sites, and if Sunesis has incomplete or inaccurate information, its clinical trial accruals may not be accurate. The difference between accrued expenses based on Sunesis’s estimates and actual expenses has not been significant to date.

Leases

Sunesis determines if an arrangement is or contains a lease at inception. In determining whether an arrangement is a lease, Sunesis considers whether (1) explicitly or implicitly identified assets have been deployed in the arrangement and (2) Sunesis obtains substantially all of the economic benefits from the use of that underlying asset and direct how and for what purpose the asset is used during the term of the contract.

Right-of-Use (“ROU”), assets represent Sunesis’s right to use an underlying asset for the lease term, and lease liabilities represent Sunesis’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term. When an implicit rate is not readily determinable, Sunesis uses its incremental borrowing rate based on the information available at commencement date for new leases or effective date for existing leases, in determining the present value of lease payments.

Leases may contain initial periods of free rent and/or periodic escalations. When such items are included in a lease agreement, Sunesis records rent expense on a straight-line basis over the initial term of a lease. The difference between the rent payment and the straight-line rent expense is recorded as a deferred rent liability. Sunesis expenses any additional payments under its operating leases for taxes, insurance, or other operating expenses as incurred.

Off-Balance Sheet Arrangements

During 2018, 2019 and the nine months ended September 30, 2020, Sunesis did not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or variable interest entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

VIRACTA MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the consolidated financial statements of Viracta and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of the financial condition and results of operations of Viracta contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in Viracta’s operations, development efforts and business environment, including those set forth in the section entitled “Risk Factors—Risks Related to Viracta” beginning on page 56 of this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section entitled “Risk Factors” beginning on page 30 of this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Viracta as of the date hereof, and Viracta assumes no obligation to update any such forward-looking statement.

Overview

Viracta Therapeutics, Inc. (“Viracta”) is a clinical-stage, biomarker-directed precision oncology company focused on advancing new medicines for the treatment of virus-associated malignancies. The association of viruses and cancer has been well characterized, and Viracta’s lead program is focused on cancers associated with the Epstein-Barr virus (“EBV”). EBV has been recognized as a Group 1 human carcinogen by the World Health Organization. Despite the association of EBV with cancer, attempts to develop vaccines have not proven successful. EBV enters periods of latency during which most viral genes are epigenetically suppressed, which allows an infected cell to not be killed by the virus should it enter a lytic replication cycle. Likewise, the latently infected cell can evade the body’s immune surveillance mechanisms. In some stages of latency, no viral proteins are expressed on the cell surface, making it difficult to develop broadly effective immunotherapies. There are over 250,000 new cases of EBV-associated cancers each year with regard to lymphoma, nasopharyngeal carcinoma (“NPC”) and gastric carcinoma (“GC”), and there are currently no approved therapies for these cancers, which are responsible for over 140,000 deaths each year. Viracta’s novel synthetic lethality approach targets the EBV genome to enable the killing of the tumor cells by inducing the expression of certain viral kinase genes which in-turn activate an antiviral drug. The activated antiviral drug disrupts the DNA replication cycle of the target cells resulting in chain termination and killing of the tumor cells by inducing apoptosis, also known as programmed cell death. This synthetic lethality approach may also be applicable to other cancers associated with the herpes family of viruses, to which EBV belongs, such as glioblastoma associated with cytomegalovirus, Kaposi’s sarcoma with Kapois’s sarcoma virus, and gastrointestinal carcinomas with Human Herpesvirus 6.

Viracta’s lead product candidate, VRX-101 is an all-oral combination of nanatinostat, Viracta’s proprietary investigational drug, and valganciclovir, and is currently being evaluated in a Phase 1b/2 clinical trial for the treatment of relapsed/refractory EBV+ lymphomas, independent of histological subtype or cell lineage. In December 2020, at the 62nd American Society of Hematology (“ASH”) Annual Meeting, initial Phase 2 data from this trial was presented, which demonstrated encouraging efficacy signals in multiple subtypes of pre-treated, highly-refractory EBV+ lymphoma patients, and a generally well-tolerated safety profile. Complete responses were observed in diffuse large B-cell lymphoma, T/NK-cell lymphoma, and immunodeficiency-associated lymphoproliferative disorders. The median duration of response across all subtypes was 10.4 months.

Viracta has received Fast Track Designation by the U.S. Food and Drug Admistration for the treatment of relapsed or refractory EBV+ lymphoid malignancies, in addition to orphan drug designations for the treatment of post-transplant lymphoproliferative disorders, plasmablastic lymphoma, and T-cell lymphoma. Viracta plans to initiate a registration trial for the treatment of EBV+ lymphoma in the first half of 2021, and also plans to initiate a Phase 1b/2 trial in EBV+ solid tumors, including NPC and GC, in 2021.

Recent Events

On November 25, 2020, Viracta issued 66,061,102 shares of Series E Convertible Preferred Stock (“Series E Preferred Stock”) at a price per share of $0.6055, resulting in gross proceeds of approximately $40.0 million.

Sunesis and Viracta entered into a Merger Agreement dated as of November 29, 2020, or the Merger Agreement, pursuant to which the Viracta stockholders will contribute, transfer, assign and deliver all the Viracta shares owned by them, and all of their rights with respect to such Viracta shares, to Sunesis in exchange for shares of Sunesis common stock, with the result of Viracta becoming a wholly owned subsidiary of Sunesis, which is referred to as the Merger.

In connection with the Merger, on November 29, 2020, Viracta entered into the Common Stock Purchase Agreement (“CSPA”) with certain investors pursuant to which, among other things, Viracta agreed to issue to the investors (i) an aggregate of 107,349,288 shares of Viracta Common Stock at a purchase price of $0.6055 per share, for gross proceeds of approximately $65.0 million.

At the closing of the Merger, each Viracta common share will be exchanged for the right to receive a number of shares of Sunesis Common Stock equal to the Exchange Ratio, as defined in the Merger Agreement, and each Viracta warrant will be exchanged for the right to receive a warrant to purchase a number of shares of Sunesis Common Stock equal to the Exchange Ratio. Sunesis stockholders will continue to own and hold their existing shares of Sunesis Common Stock and preferred stock. The Exchange Ratio is determined pursuant to a formula in the Merger Agreement.

Immediately after the Merger and assuming Sunesis holds $14.0 million of net cash at the closing of the Merger, (a) Sunesis equity holders are expected to own approximately 14% of the combined company and (b) Viracta equity holders are expected to own approximately 86% of the combined company, on a fully-diluted treasury stock method basis, in each case subject to adjustment as provided in the Merger Agreement and calculated on a pro forma basis after giving effect to (i) the issuance of common shares by Viracta immediately prior to the closing of the Merger pursuant to the terms of the Stock Purchase Agreements and (ii) the Merger.

Revenue

Viracta has no products approved for commercial sale and has not generated any revenue from product sales. To date, Viracta’s revenues have consisted of consideration received and attributed as the value of licenses granted to Salubris and NantKwest, which were delivered in connection with the execution of related license agreements. Revenue of $1.1 million and $1.1 million were recognized at a point in time in the years ended December 31, 2017 and 2018, respectively, as the respective license performance obligation was fully satisfied.

Shenzhen Salubris Pharmaceuticals Co. Ltd. License Agreement

In accordance with the Salubris License Agreement, Viracta is eligible to receive up to a total of $103.0 million in milestone payments, with respect to the licensed products. Viracta is also eligible to earn tiered royalties on net sales of licensed products, ranging from high single digits to the mid-teens, which royalties are potentially subject to various reductions and offsets.

NantKwest License Agreement

In accordance with the NK License Agreement, Viracta is eligible to receive up to a total of $100.0 million in milestone payments, with respect to the licensed products. Viracta is also eligible to earn tiered royalties on net sales of licensed products, ranging from the low to mid-single digits.

In the future, in addition to, or in lieu of, commercializing and selling its product, Viracta may generate revenue by entering into licensing arrangements or strategic alliances. To the extent it enters into any license arrangements or strategic alliances, Viracta expects that any revenue it generates will fluctuate from quarter-to-quarter as a result of the transfer of control regarding fulfilment of performance obligations such as pre-clinical, clinical, regulatory and commercialization achievements. If Viracta fails to develop product candidates in a timely manner, obtain regulatory approval for them, or commercialize them, Viracta’s ability to generate future revenues, and its results of operations and financial position would be adversely affected.

Research and Development Expenses

Research and development expenses consist of costs associated with Viracta’s research activities, including the development of its current product candidate. Viracta’s research and development expenses include:

•

external research and development expenses incurred under arrangements with third parties, such as contract research organizations, contract manufacturing organizations, consultants, and Viracta’s scientific advisors; and

•	employee-related expenses, including salaries, benefits, travel and stock-based compensation expense.

Viracta expenses research and development costs as incurred. Nonrefundable advance payments for goods and services that will be used in future research and development activities are capitalized as an asset and expensed when the service has been performed or when the goods have been received.

Since Viracta’s inception, Viracta has spent a total of approximately $44.6 million in research and development expenses through September 30, 2020. This mainly includes external development expenses and internal personnel expenses for product development, focusing on its development of product candidates targeting virus-associated malignancies. Viracta is currently in the Phase 2 expansion portion of its Phase 1b/2 clinical trial, testing its product candidate as a potential therapy for the treatment of relapsed/refractory EBV+ lymphoma.

Viracta expects its research and development expenses to increase for the foreseeable future as Viracta continues to conduct its ongoing development activities, initiates new clinical trials and builds its pipeline. The process of commercialization and conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time consuming. Viracta may never succeed in achieving marketing approval for any of Viracta’s product candidates. Viracta anticipates it will make determinations as to which other programs, if any, to pursue and how much funding to direct to each program on an ongoing basis in response to the development and regulatory success of each product candidate, and ongoing assessments as to each product candidate’s commercial potential. Successful development of any future product candidates is highly uncertain and may not result in approved products. Completion dates and completion costs can vary significantly for each future product candidate and are difficult to predict. Viracta anticipates it will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. Viracta will need to raise additional capital and may seek additional collaborations in the future in order to broaden and advance its product portfolio.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation, related to Viracta’s finance, legal, business development and other corporate functions. Other general and administrative expenses include professional fees for legal, auditing, tax and business consulting services and travel costs. Viracta expects that general and administrative expenses will increase in the future as Viracta expands its operating activities.

If Viracta completes the Merger, Viracta would become a SEC registrant and would expect to incur significant additional costs associated with being a SEC registrant. These increases will likely include legal fees, costs associated with Sarbanes-Oxley compliance, accounting fees, and directors’ and officers’ liability insurance premiums.

Other income (expense), net

Other income (expense) consists primarily of interest income and expense, and various income or expense items of a non-recurring nature. Viracta earns interest income from interest-bearing accounts and money market funds for cash and cash equivalents. Interest expense is primarily attributable to interest charges associated with borrowings under the SVB Loan Agreement.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Viracta to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, Viracta evaluates these estimates and judgments. Viracta bases its estimates on historical experience and on various assumptions that Viracta believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Viracta’s significant accounting policies are described in the notes to its financial statements appearing elsewhere in this Registration Statement, and are important to understanding and evaluating Viracta’s reported financial results.

Results of Operations

Comparison of Nine Months Ended September 30, 2020 and 2019

The following table sets forth Viracta’s results of operations for the years presented, in thousands:

	Nine Months Ended September 30,
	2020	2019	Change
Research and development expenses	$9,912	$5,430	$4,482
General and administrative expenses	2,777	2,348	429
Other income (expense), net	(43)	(1,536)	(1,493)

Research and Development Expenses

Research and development expenses were $9.9 million for the nine months ended September 30, 2020, as compared to $5.4 million during the same period of 2019. These expenses were related to Viracta’s Phase 1b/2 clinical trial in relapsed/refractory EBV+ lymphoma. The increase of $4.5 million was primarily due to increases in manufacturing, trial related expenses, and headcount.

General and Administrative Expenses

General and administrative expenses were $2.8 million for the nine months ended September 30, 2020, as compared to $2.3 million for the same period of 2019. This increase of $0.5 million was primarily due to increases in headcount and professional fees.

Other income (expense)

Other income (expense) was $.1 million for the nine months ended September 30, 2020, as compared to $1.5 million for the same period of 2019. The decrease of $1.5 million was primarily due to the conversion of promissory notes in 2019.

Comparison of Years Ended December 31, 2019 and 2018

The following table sets forth Viracta’s results of operations for the years presented, in thousands:

	Year Ended December 31,
	2019	2018	Change
Research and development expenses	$8,864	$6,443	$2,421
General and administrative expenses	3,194	2,144	1,050
Other income (expense), net	(1,501)	(1,098)	403

Research and Development Expenses

Research and development expenses were $8.9 million for the year ended December 31, 2019, as compared to $6.4 million during the same period of 2018. These expenses were related to Viracta’s Phase 1b/2 clinical trial in relapsed/refractory EBV+ lymphoma. The increase of $2.5 million was primarily due to increases in trial related expenses, manufacturing, and headcount.

General and Administrative Expenses

General and administrative expenses were $3.2 million for the year ended December 31, 2019, as compared to $2.1 million for the same period of 2018. This increase of $1.1 million was primarily due to increases in headcount and professional fees.

Other income (expense)

Other income (expense) was $1.5 million for the nine months ended September 30, 2020, as compared to $1.1 million for the same period of 2019. The increase of $0.4 million was primarily due to the interest associated with the promissory notes which converted in 2019.

Liquidity and Capital Resources

Viracta has no products approved for commercial sale and has not generated any revenue from product sales. Viracta has never been profitable and has incurred operating losses in each year since inception. For the nine months ended September 30, 2020 and the year ended December 31, 2019, Viracta had losses of $12.7 million and $13.6 million, respectively. As of September 30, 2020, and December 31, 2019, Viracta had an accumulated deficit of approximately $44.6 million and $31.9 million, respectively. Substantially all Viracta’s operating losses resulted from expenses incurred in connection with its research and development programs and from general and administrative costs associated with its operations.

Viracta expects to incur significant expenses and increasing operating losses for the foreseeable future as it continues the clinical development of its product candidate for virus-associated malignancies. In addition, assuming completion of the Merger, operating as a SEC registrant will involve the hiring of additional financial and other personnel, upgrading financial information systems, and incurring costs associated with operating as a public company. Viracta expects that its operating losses will fluctuate significantly from quarter-to-quarter and year-to-year due to timing of clinical development programs. In July 2020, Viracta entered into a term loan agreement in which Viracta borrowed $5.0 million and can borrow a total of $15.0 million in four tranches, including the initial tranche. Tranches subsequent to the initial tranche have their own milestone requirements.

As of September 30, 2020, and December 31, 2019, Viracta had cash of approximately $11.9 million and $18.2 million, respectively. In November 2020, Viracta raised $40.0 million in gross proceeds through a Series E preferred financing round. Immediately prior to the Merger, Viracta expects to raise an additional $65.0 million pursuant to the CSPA.

While Viracta expects its existing cash and proceeds from the sale of its Series E Preferred Stock and common stock to fund operations and capital expenditure requirements for at least the next 12 months, Viracta may not have sufficient funds to reach commercialization. The amount and timing of Viracta’s future funding requirements will depend on many factors, including the pace and results of its development, regulatory and commercialization efforts. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on Viracta’s financial condition and its ability to develop and commercialize its product candidates.

The following table shows a summary of Viracta’s cash flows for the nine months ended September 30, 2020 and 2019 (in thousands):

	Nine Months Ended September 30,
	2020	2019
Net cash (used in) provided by:
Operating activities	$(11,514)	$(7,695)
Investing activities	(55)	—
Financing activities	5,257	7,988
Net (decrease) increase in cash	$(6,312)	$293

The following table shows a summary of Viracta’s cash flows for the years ended December 31, 2019 and 2018 (in thousands):

	Year Ended December 31,
	2019	2018
Net cash (used in) provided by:
Operating activities	$(10,381)	$(6,309)
Investing activities	—	—
Financing activities	24,585	6,898
Net increase in cash	$14,204	$589

Operating Activities

Cash used in operating activities was $11.5 million for the nine months ended September 30, 2020, as compared to $7.7 million for the nine months ended September 30, 2019. The increase of $3.8 million from 2019 to 2020 was principally due to increases in manufacturing activity and trial expenses related to the development of Viracta’s lead product candidate as well as headcount increases.

Cash used in operating activities was $10.4 million for the year ended December 31, 2019, as compared to $6.3 million for the year ended December 31, 2018. The increase of $4.1 million from 2018 to 2019 was principally due to increases in trial expenses and manufacturing activity related to the development of Viracta’s lead product candidate as well as headcount increases.

Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2020, relates to the payment of leasehold improvements.

Financing Activities

Net cash provided by financing activities was $5.3 million for the nine months ended September 30, 2020, from the proceeds under a loan and security agreement with Silicon Valley Bank and a Paycheck Protection Program loan, as compared to $8.0 million during the nine months ended September 30, 2019, from the issuance of preferred stock and common stock.

Net cash provided by financing activities was $24.6 million for the year ended December 31, 2019, from the sale of preferred stock and common stock, as compared to $6.9 million for the year ended December 31, 2018, from the issuance of convertible notes, preferred stock and common stock.

Future Capital Requirements

Viracta has not generated any revenue from product sales. Viracta does not know when, or if, it will generate any revenue from product sales. Viracta does not expect to generate any revenue from product sales unless and until Viracta obtains regulatory approval for and commercializes any of its product candidates. At the same time, Viracta expects its expenses to increase in connection with its ongoing development and manufacturing activities, particularly as Viracta continues the research, development, manufacture and clinical trials of, and seeks regulatory approval for its product candidates. Immediately prior to the closing of the Merger, Viracta expects to receive proceeds of $65.0 million from the financing contemplated by the CSPA. Upon the closing of the Merger, Viracta expects to incur additional costs associated with operating as a SEC registrant. In addition, Viracta anticipates that it will need substantial additional funding in connection with its continuing operations.

As of September 30, 2020, Viracta had approximately $11.9 million in cash. Viracta expects its research and development expenses to substantially increase in connection with Viracta’s ongoing activities, particularly as it advances its product candidates in development.

Viracta’s future capital requirements are difficult to forecast and will depend on many factors, including but not limited to:

•	the terms and timing of any strategic alliance, licensing and other arrangements that Viracta may establish;

•	the initiation and progress of Viracta’s ongoing and future clinical trials for its product candidates;

•	the number of programs Viracta pursues;

•	the outcome, timing and cost of regulatory approvals;

•	delays that may be caused by changing regulatory requirements;

•	the cost and timing of hiring new employees to support Viracta’s continued growth;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;

•	the costs and timing of procuring clinical supplies of Viracta’s product candidates;

•	the extent to which Viracta acquires or invests in businesses, products or technologies.

Until Viracta can generate enough revenue to finance its cash requirements, it expects to finance its future cash needs primarily through the issuance of additional equity, including the anticipated financing noted above, and potentially through borrowings and strategic alliances with third parties. To the extent that Viracta raises additional capital through the issuance of additional equity or convertible debt securities, the ownership interest of Viracta’s stockholders (and if the Merger is completed, of the combined company), will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of existing Viracta stockholders. Further debt financing, if available, may involve agreements that include covenants limiting or restricting the ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Viracta raises additional funds through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Viracta may have to relinquish valuable rights to Viracta’s technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Viracta. If Viracta is unable to raise additional funds through equity or debt financings when needed, Viracta may be required to delay, limit, reduce or terminate its product development or commercialization efforts or grant rights to develop and market product candidates to third parties that Viracta would otherwise prefer to develop and market itself.

Off-Balance Sheet Arrangements

Viracta has not entered into any off-balance sheet arrangements and does not have any holdings in variable interest entities.

Recently Adopted Accounting Standards

For a summary of recently adopted accounting standards applicable to Viracta’s annual audited financial statements, see note “2. Summary of Significant Accounting Policies” within the Viracta Therapeutics, Inc. Financial Statements section of this Form S-4.

For a summary of recently adopted accounting standards applicable to Viracta’s unaudited interim condensed financial statements, see note “2. Summary of Significant Accounting Policies” within the Viracta Therapeutics, Inc. Financial Statements section of this Form S-4.

Recently Issued Accounting Standards

For a summary of recently issued accounting standards applicable to Viracta’s annual audited financial statements, see note “2. Summary of Significant Accounting Policies” within the Viracta Therapeutics, Inc. Financial Statements section of this Form S-4.

For a summary of recently issued accounting standards applicable to Viracta’s unaudited interim condensed financial statements, see note “2. Summary of Significant Accounting Policies” within the Viracta Therapeutics, Inc. Financial Statements section of this Form S-4.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Sunesis is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information under this item.

MANAGEMENT FOLLOWING THE MERGER

The following table provides information regarding the expected directors and executive officers of the combined company following the closing of the Merger:

Name	Age	Position
Executive Officers
Ivor Royston, M.D.	75	Chief Executive Officer, President and Director
Daniel Chevallard	41	Chief Financial Officer and Secretary
Lisa Rojkjaer, M.D.	55	Chief Medical Officer
Non-Employee Directors
Roger J. Pomerantz, M.D.	63	Director and Chair
Michael Huang, M.S., M.B.A.	47	Director
Sam Murphy, Ph.D.	43	Director
Gur Roshwalb, M.D.	52	Director
Nicole Onetto, M.D.	67	Director
Thomas E. Darcy	70	Director

Executive Officers

Ivor Royston, M.D., Chief Executive Officer, President and Director

Dr. Royston has served as Chief Executive Officer and President of Viracta since 2015, and has served as a member of Viracta’s board of directors since October 2007. From 1990 to 2017, Dr. Royston was a Managing Partner of Forward Ventures, a life science venture capital firm. From 1990 to 2000, Dr. Royston also held the position of Chief Executive Officer of the Sidney Kimmel Cancer Center. Prior to that, Dr. Royston was the Director of Clinical Immunology at University of California, San Diego Cancer Center. Dr. Royston was the co-founder of Hybritech, Inc., which developed the PSA test for prostate cancer; and the co-founder of IDEC Corporation, which developed a monoclonal antibody therapy for cancer, and which subsequently merged with Biogen to form Biogen Idec, now Biogen. Dr. Royston currently serves on the board of directors of Biocept, Inc. (NASDAQ:BIOC). Dr. Royston received his B.A. and M.D. degrees from Johns Hopkins University and completed post-doctoral training in internal medicine and medical oncology at Stanford University.

We believe Dr. Royston is qualified to serve on the combined company’s board of directors because of the perspective and experience he brings as Viracta’s President and Chief Executive Officer, his broad experience in the biotechnology industry, his educational background and his medical expertise.

Daniel Chevallard, Chief Financial Officer

Mr. Chevallard has served as Chief Financial Officer of Viracta since July 2019. Previously, Mr. Chevallard served as the Chief Financial Officer and principal financial officer at Regulus Therapeutics from May 2017 to July 2019. Mr. Chevallard joined Regulus Therapeutics in December 2012 as Vice President, Accounting and Financial Reporting and served as Vice President, Finance from May 2013 to April 2017. Prior to joining Regulus Therapeutics, Mr. Chevallard held various senior roles in corporate finance, accounting and financial reporting including Controller and Senior Director, Finance of Prometheus Laboratories Inc. (acquired by Nestlé Health Science in July 2011). Prior to joining Prometheus, Mr. Chevallard spent approximately five years in public accounting at Ernst & Young, LLP in their assurance services practice. He received his Bachelor of Accountancy from the University of San Diego and is a Certified Public Accountant in the state of California.

Lisa Rojkjaer, M.D., Chief Medical Officer

Dr. Lisa Rojkjaer joined Viracta Therapeutics in May 2020 as Chief Medical Officer. Previously, Dr. Rojkjaer served as the Chief Medical Officer at Nordic Nanovector from November 2016 to April 2020. Prior to this, Dr. Rojkjaer held several senior management positions in biotech and global pharmaceutical companies. She was the Global Clinical Program Head for AML at Novartis Oncology from October 2013 to November 2016. Her previous roles also included Chief Medical Officer at Molecular Partners, and Vice President, Head of Clinical Development at MorphoSys AG. Dr. Rojkjaer received her medical degree from the University of Toronto, where she also completed her internal medicine and hematology training.

Non-Employee Directors

Roger J. Pomerantz, M.D., Director and Chair

Dr. Pomerantz has served as a member of the board of directors of Viracta since June 2020 and was appointed Chair in September 2020. Dr. Pomerantz has been President, Chief Executive Officer and Chairman of the Board of ContraFect Corporation (NASDAQ: CFRX) since April 2019. Previously, Dr. Pomerantz was a Venture Partner at Flagship Pioneering from 2014 through 2019. In addition, he served as the President, Chief Executive Officer and Chairman of the Board of Seres Therapeutics from 2014-2019, where he continues to serve as Senior Advisor to its Board of Directors. Previously, Dr. Pomerantz was Senior Vice President, Worldwide Head of Licensing & Acquisition at Merck & Co., Inc and prior to that was Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals. He also served as Chief Executive Officer of Tibotec Pharmaceuticals, Inc. Dr. Pomerantz currently serves on the boards of Intec Pharma Ltd. (NASDAQ: NTEC). Dr. Pomerantz received his B.A. in Biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. He received post-graduate training at the Massachusetts General Hospital, Harvard Medical School and M.I.T. Dr. Pomerantz is Board Certified in both internal medicine and infectious diseases. He was Professor of Medicine, Biochemistry and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at the Thomas Jefferson University and Medical School.

We believe Dr. Pomerantz is qualified to serve on the combined company’s board of directors because of his experience as a board member, his scientific background, and his senior management experience in the biotechnology industry.

Michael Huang, M.S., M.B.A., Director

Mr. Huang has served as a member of the board of directors of Viracta since 2019. He has been a managing partner at Taiwania Capital Management Company’s Life Science Fund since 2018. Prior to joining Taiwania, Mr. Huang was the Co-founder and Chief Executive Officer of NeuroVive Pharmaceutical Asia, Inc. (NVP Asia). Prior to NPV Asia, Mr. Huang had served as head of investor relations for TWi Pharmaceuticals, Inc., a specialty generics company in Taiwan. Mr. Huang currently serves on the board of directors of Frequency Therapeutics (NASDAQ: FREQ), Elixiron Therapeutics, Inc., Regenacy Pharmaceuticals, Inc., Fractyl Laboratories, Inc. and Point Robotics Medtech, Inc. Mr. Huang earned a M.S. degree in Chemistry from the University of Texas at Arlington and an MBA degree from Rice University’s Jones Graduate School of Business.

We believe Mr. Huang is qualified to serve on the combined company’s board of directors because of his experience as a board member, his experience working in the venture capital industry, leadership skills and life sciences public company experience.

Sam Murphy, Ph.D., Director

Dr. Murphy has served as a member of the board of directors of Viracta since January 2019. He has been a Vice President and Head of International Business Development for Shenzhen Salubris Pharmaceutical Co. Ltd. since 2017, and currently serves as Chief Executive Officer of its United States subsidiary, Salubris Biotherapeutics, Inc. Prior to joining Salubris, Dr. Murphy worked for ten years in strategy consulting and transaction advisory services across several global firms including IMS (now IQVIA) and Simon-Kucher & Partners. Dr. Murphy currently serves on the boards of GO Therapeutics, Inc. (chair) and MedAlliance S.A. Dr. Murphy earned a B.A. in Biochemistry, Ph.D. in Molecular Biology with a concentration in Virology and completed his Post-Doctoral Fellowship in Gene Therapy and Translational Medicine at the University of Pennsylvania.

We believe Dr. Murphy is qualified to serve on the combined company’s board of directors because of his experience as a board member, his scientific background, and his advisory experience in the biotechnology industry.

Gur Roshwalb, M.D., Director

Dr. Roshwalb has served as a member of the board of directors of Viracta since November 2020. He has been a Managing Director at aMoon since January 2019. Prior to joining aMoon, he was Chief Executive Officer and Director at several private and public biotech companies, including Akari Therapeutics Plc (NASDAQ: AKTX). Prior to his operational roles, Dr. Roshwalb was a Vice President at Venrock, where he was an investment professional on the healthcare team investing in both private and public companies. Dr. Roshwalb started his finance career at Piper Jaffray, where he worked as a vice president and equity analyst. Prior to Piper, Dr. Roshwalb was in private practice in New York following residency training in internal medicine at Mount Sinai Medical Center, where he served as Chief Resident. Dr. Roshwalb obtained his medical degree from Albert Einstein College of Medicine of Yeshiva University, his MBA from the NYU Stern School of Business and a B.A. from Columbia University.

We believe that Dr. Roshwalb is qualified to serve on the combined company’s board of directors due to his extensive business experience and experience in venture capital and the life science industry.

Nicole Onetto, M.D.

Dr. Onetto is expected to remain a director of the combined company upon the closing of the Merger.

Dr. Onetto has served as a member of the board of directors of Sunesis since September 2019. Dr. Onetto is a medical doctor and independent consultant in oncology, drug development, and translational research. She was Deputy Director and Chief Scientific Officer at the Ontario Institute for Cancer Research from 2009 to 2016. From 2005 to 2009 she was Chief Medical Officer at ZymoGenetics, a biotechnology company developing protein therapeutics. From 2002 to 2005, she served at OSI Pharmaceuticals, a biopharma company developing targeted cancer therapies, first as Executive Vice President Oncology, and then as Chief Medical Officer. Her career in the pharmaceutical industry also includes senior management positions at Bristol-Myers Squibb, Nexstar Pharmaceuticals, which was acquired by Gilead Sciences, and Immunex. Previously, she served for eleven years as a board member of ImmunoGen. Dr. Onetto earned her BS from the University of Paris, and an MS in Pharmacology from the University of Montréal. She obtained her MD and a Hematology-Oncology Certificate from the University of Paris.

We believe that Dr. Onetto is qualified to serve on the combined company’s board of directors due to her scientific and medical expertise and experience in oncology drug development.

Thomas E. Darcy

Mr. Darcy is expected to join to the combined company’s board of directors upon the closing of the Merger. Mr. Darcy previously was a co-founder and director of Tocagen Inc. from August 2007 until June 2020. Mr. Darcy also served as Tocagen Inc.’s Chief Financial Officer from August 2007 to February 2017 and as Tocagen’s Executive Vice President from August 2007 to May 2017. Prior to Tocagen, Mr. Darcy served for over five years as Executive Vice President and Chief Financial Officer of Science Applications International

Corporation (“SAIC”), a Fortune 500 science and technology company. Mr. Darcy also served as a director and chairman of the audit committee of McAfee, Inc., a publicly-held technology company, for over three years until its sale to Intel Corporation in February 2011. Mr. Darcy currently also serves as a director and audit committee member of Forte Biosciences, Inc. and as a director and chairman of the audit committee of Lytx, Inc., a privately-held technology company. Prior to SAIC, he was an audit Partner in the accounting firm of PricewaterhouseCoopers LLP, where he served as the Managing Partner of both the West and Southwest Region Audit and Business Advisory Service Technology practices, as well as the Managing Partner of the San Diego office. Mr. Darcy is a Certified Public Accountant (inactive) in the state of California and graduated from San Diego State University with a B.S. in Accounting.

We believe Mr. Darcy is qualified to serve on the combined company’s board of directors because of his life sciences public company experience and his financial and accounting background and expertise.

Family Relationships

There are no family relationships among any of the expected directors and executive officers of the combined company.

Composition of the Board of Directors Following the Merger

In addition to the above listed directors, Viracta is also currently interviewing potential candidates to join the combined company’s board of directors following the Merger.

The Sunesis Board is currently divided into three staggered classes, with each class serving a three-year term. The staggered structure of the Sunesis Board will remain in place for the combined company’s board of directors following the completion of the Merger. The terms of the combined company’s Class I, Class II and Class III directors will expire upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2022, 2023, and 2024, respectively. Following the closing of the Merger, the combined company’s directors will be divided among the three classes as follows:

•	The Class I directors will be: Mr. Huang, Dr. Murphy and Dr. Roshwalb

•	The Class II directors will be: Mr. Darcy and Dr. Onetto

•	The Class III directors will be: Dr. Pomerantz and Dr. Royston

Independence of the Board of Directors

Under the Nasdaq listing standards, a majority of the members of the combined company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent,

including a consideration of all factors specifically relevant to determining whether the director has a relationship to the combined company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including: (1) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the combined company to such director and (2) whether such director is affiliated with the combined company, a subsidiary of the combined company or an affiliate of a subsidiary of the combined company.

The board of directors undertook a review of the proposed composition of the board of directors of the combined company following the Merger, the composition of the proposed committees and the independence of the proposed directors and considered whether any director has a material relationship with the combined company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the board of directors has determined that Dr. Pomerantz, Mr. Darcy, Mr. Huang, Dr. Murphy, Dr. Onetto, and Dr. Roshwalb do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq.

In making these determinations, the board of directors considered the current and prior relationships that each non-employee director has with the combined company and all other facts and circumstances the combined company’s board of directors deemed relevant in determining their independence, including the beneficial ownership of the combined company’s capital stock by each non-employee director, and the transactions involving them described in the section titled “Related Party Transactions of the Combined Company.”

Board Leadership Structure

The combined company’s board of directors will be responsible for the control and direction of the combined company. The Chairperson of the combined company’s board of directors will be selected by the combined company’s board of directors and is initially expected to be Dr. Pomerantz. As a general policy, the board of directors believes that separation of the positions of Chairperson of the board of directors and Chief Executive Officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the board of directors as a whole. As such, Dr. Royston is expected to serve as President and Chief Executive Officer while Dr. Pomerantz is expected to serve as the Chairperson of the board of directors but not as an officer. Sunesis and Viracta currently expect and intend the positions of Chairperson of the board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Role of Board in Risk Oversight

The combined company’s board of directors will have an active role, as a whole and also at the committee level, in overseeing the management of risk, including general oversight of risks and regular review of information regarding risks facing the combined company, including credit risks, liquidity risks and operational risks. The compensation committee will be responsible for overseeing the management of risks relating to executive compensation plans and arrangements. The audit committee will be responsible for overseeing the management of risks relating to accounting matters and financial reporting. The corporate governance and nominating committee will be responsible for overseeing the management of risks associated with the independence of the board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be expected to be regularly informed through discussions from committee members about such risks.

Committees of the Combined Company’s Board of Directors

The combined company’s board of directors will have an audit committee, a compensation committee and a corporate governance and nominating committee, each of which will have the composition and the responsibilities described below.

Audit Committee

The combined company’s audit committee is expected to be comprised of three members. Mr. Darcy is expected to be the chairperson of the audit committee, and Dr. Roshwalb and Dr. Murphy are expected to be the other members of the audit committee. Each member of the audit committee will meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations and will be financially literate as required by Nasdaq listing standards. In addition, the board of directors has determined that Mr. Darcy is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than those generally imposed on members of the audit committee and the board of directors.

Among other functions, the combined company’s audit committee will evaluate the performance of and assesses the qualifications of the independent registered public accounting firm; engage the independent registered public accounting firm; determine whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; confer with senior management and the independent registered public accounting firm regarding the adequacy and effectiveness of internal control over financial reporting; establish procedures, as required under applicable law, for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; review and approve the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitor the rotation of partners of the independent registered public accounting firm on the audit engagement team as required by law; review annually the audit committee’s written charter and the committee’s performance; review the financial statements to be included in the Annual Report on Form 10-K; and discuss with management and the independent registered public accounting firm the results of the annual audit and the results in the quarterly financial statements. The audit committee will have the authority to retain special legal, accounting or other advisors or consultants as it deems necessary or appropriate to carry out its duties.

Compensation Committee

The combined company’s compensation committee is expected to be comprised of three members. Dr. Onetto is expected to be the chairperson of the compensation committee, and Dr. Pomerantz and Mr. Darcy are expected to be the other members of the compensation committee. The composition of the compensation committee will meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations.

The combined company’s compensation committee will oversee the overall compensation strategy and related policies, plans and programs. Among other functions, the compensation committee will determine and approve the compensation and other terms of employment of the Chief Executive Officer; determine and approve the compensation and other terms of employment of the other executive officers, as appropriate; review and recommend to the board of directors the type and amount of compensation to be paid to board members; recommend to the board of directors the adoption, amendment and termination of the combined company’s equity incentive plans; administer the combined company’s equity incentive plans ; and review and establish appropriate insurance coverage for the directors and executive officers. The compensation committee will have the authority to retain special legal, accounting or other advisors or consultants as it deems necessary or appropriate to carry out its duties.

Nominating and Corporate Governance Committee

The combined company’s nominating and corporate governance committee is expected to be comprised of three members. Dr. Pomerantz is expected to be the chairperson of the nominating and corporate governance committee, and Mr. Huang and Dr. Roshwalb are expected to be the other members of the nominating and corporate governance committee. The composition of the nominating and corporate governance committee will meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations.

The combined company’s nominating and corporate governance committee will be responsible for identifying, reviewing and evaluating candidates to serve on the board of directors; reviewing and evaluating incumbent directors and the performance of the board of directors; recommending candidates to the board of directors for election; making recommendations regarding the membership of the committees of the board of directors; assessing the performance of the board of directors, including its committees; and developing a set of corporate governance guidelines for the combined company.

Compensation Committee Interlocks and Inside Participation

None of the members of the combined company’s compensation committee is or will have been an officer or employee of Sunesis or Viracta. None of the executive officers of the combined company currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on the board of directors of Sunesis or Viracta or either company’s compensation committee.

Director Liability and Indemnification

At or prior to the closing of the Merger, the combined company will have in effect directors’ and officers’ liability insurance and will enter into indemnification arrangements with each of its directors and executive officers. The indemnification agreements and the combined company’s certificate of incorporation and bylaws will require it to indemnify the directors and officers to the fullest extent permitted by Delaware law.

Corporate Governance Guidelines

The combined company’s board of directors will maintain corporate governance guidelines that set forth expectations for directors, director independence standards, board committee structure and functions and other policies for the governance of the combined company in accordance with Nasdaq’s listing standards. The corporate governance guidelines will be made available on the combined company’s website.

Code of Business Conduct and Ethics

The combined company’s board of directors will maintain a Code of Business Conduct and Ethics that applies to all board members, officers and employees. The Code of Business Conduct and Ethics, and any applicable waivers or amendments, will be made available on the combined company’s website.

EXECUTIVE COMPENSATION OF SUNESIS

Sunesis’s named executive officers for the year ended December 31, 2020, which consists of its principal executive officer, and its two other most highly compensated executive officers are:

•	Dayton Misfeldt, Sunesis’s former Interim Chief Executive Officer

•	William P. Quinn, Sunesis’s former Chief Financial Officer, Senior Vice President, Finance and Corporate Development

•	Judith A. Fox, Ph.D., Sunesis’s Chief Scientific Officer, Executive Vice President, Research & Development

Summary Compensation Table

The following table sets forth information regarding the compensation for services performed during the years ended December 31, 2020 and 2019, awarded to, paid to or earned by Sunesis’s Interim Chief Executive Officer, one other executive officer serving as of December 31, 2020, plus one former executive officer. Such individuals are referred to as Sunesis’s “named executive officers” for the year ended December 31, 2020. All compensation awarded to, earned by, or paid to Sunesis’s named executive officers are included in the table below for the years indicated.

Name and principal position	Year	Salary(1)	Non-equity Incentive Plan Compensation		Option Awards(2)	All Other Compensation		Total
Dayton Misfeldt(3) Former Interim Chief Executive Officer	2020	$—	$—		$172,992	$40,000		$212,992
	2019	—	—		299,886	40,000		339,886

William P. Quinn(4) Former Chief Financial Officer, Senior Vice President, Finance and Corporate Development	2020	135,183	—		120,564	5,401	(5)	261,148
	2019	391,400	82,194		68,880	3,130		545,604

Judith A. Fox, Ph.D.(4) Chief Scientific Officer, Executive Vice President, Research & Development	2020	397,800	159,120	(6)	153,217	5,272	(7)	715,409
	2019	385,035	86,707		78,804	5,272		555,818

(1)	Includes amounts earned but deferred at the election of the named executive officer, such as salary deferrals under 401(k) Plan established under Section 401(k) of the Code.
(2)

The dollar amounts in this column represent the aggregate grant date fair value of stock option awards granted pursuant to Sunesis’s equity compensation plans for the respective fiscal year. These amounts have been calculated in accordance with FASB ASC Topic 718. For additional information on the valuation assumptions, refer to Note 10, Stock-Based Compensation, of the Notes to Consolidated Financial Statements in Sunesis’s Annual Report on Form 10-K for the year ended December 31, 2019, which identifies assumptions made in the valuation of option awards in accordance with FASB ASC Topic 718.

(3)

Amounts disclosed under “Option Awards” and “All Other Compensation” include the aggregate grant date fair value of stock awards of $11,808 and cash director fees of $40,000, respectively, received by Mr. Misfeldt for his services as a director. Mr. Misfeldt’s cash director fee was paid to Bay City Capital LLC, manager of the general partner to Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P., as described in the “Security Ownership of Certain Beneficial Owners and Management” section of this proxy statement/prospectus/information statement. On December 16, 2020, Mr. Misfeldt tendered his resignation as an officer and director of Sunesis, effective as of December 31, 2020.

(4)	On April 20, 2020, Mr. Quinn tendered his resignation as an officer and Secretary of Sunesis, effective as of May 1, 2020.
(5)	Consists of $334 in group life insurance premiums and $5,067 in vacation payout upon termination of employment.
(6)

Represents target annual bonus under the 2020 Bonus Program, to be paid under the Retention Program, subject to their continued employment through the closing of the Merger or involuntary termination (other than for cause as defined in the executive’s severance benefits agreement) on or before the closing of the Merger. See “Narrative to Summary Compensation Table—2020 Bonus Program.”

(7)	Consists of $2,772 in group life insurance premiums and $2,500 in matching 401(k) contributions.

2020 Bonus Program

In February 2020, the Sunesis Board approved Sunesis’s 2020 bonus program (the “2020 Bonus Program”), which provided Sunesis’s named executive officers and other eligible employees the opportunity earn bonuses based on the level of achievement from January 1, 2020 through December 31, 2020 of certain corporate objectives and by each participant of certain individual performance objectives. A participant must have remained an employee through the payment date under the 2020 Bonus Program to have earned a bonus.

The Compensation Committee approved the corporate objectives and assigned a weighting to each objective. The Compensation Committee set the individual objectives of the executive officer participants based on the recommendations of the chief executive officer. The individual objectives of non-executive participants were set by each participant’s immediate supervisor. Each eligible participant in the 2020 Bonus Program may receive a bonus in an amount up to a specified percentage of such participant’s annual base salary earned in 2020, or the Bonus Targets; provided, that the Compensation Committee may, in its sole discretion, pay all or any portion of an earned bonus to any participant in shares of common stock granted under the 2011 Plan. Under the 2020 Bonus Program, the Bonus Targets range from 30.0% to 55.0% of a participant’s 2020 base salary for vice president level employees and above. Bonus Targets for participants will be correspondingly adjusted downward in the event the Corporate Objectives are deemed by the Compensation Committee to have not been fully achieved. The Committee also has the right, in its sole discretion, to adjust the Bonus Target of any participant upward in the event of over-achievement of the Corporate Objectives as determined by the Compensation Committee. The Compensation Committee set the Bonus Targets for each named executive officer as follows:

Name	Bonus Target Percentage (%)	Bonus Target Amount ($)	Individual Goal Weighting (%)
William P. Quinn	35	—	—
Judith A. Fox, Ph.D	40	159,120	—

Sunesis’s former interim Chief Executive Officer, Dayton Misfeldt, was not eligible to participate in the 2020 Bonus Program and he did not receive any salary for his service as an interim Chief Executive Officer. On December 16, 2020, Mr. Misfeldt tendered his resignation as an officer and director of Sunesis, effective as of December 31, 2020. On April 20, 2020, Mr. Quinn tendered his resignation as an officer and Secretary of Sunesis, effective as of May 1, 2020, and is not eligible for his bonus under the 2020 Bonus Program. Under the Retention Program adopted in connection with the Merger, Dr. Fox is eligible to receive a guaranteed cash bonus equal to her current target annual bonus for 2020 (regardless of actual performance), which amounts to $159,120, subject to her continued employment through the closing of the Merger or involuntary termination (other than for cause as defined in the executive’s severance benefits agreement) on or before the closing of the Merger.

Stock Option Grants in 2020

See “Outstanding Equity Awards at Fiscal Year-End” below for the terms of the stock options held by Sunesis’s named executive officers as of December 31, 2020, including the stock options granted to Sunesis’s named executive officers in 2020. Mr. Misfeldt was appointed as Sunesis’s interim Chief Executive Officer, effective January 1, 2018, and remained in the interim Chief Executive Officer role as Sunesis continued its search for a permanent Chief Executive Officer and, as compensation for his continued service in this role, on June 30, 2020, Mr. Misfeldt was granted options to purchase 48,000 shares of Sunesis Common Stock, pursuant to the 2011 Plan, which vests monthly over six equal monthly installments measured from the grant date. All rights and obligations with respect to Mr. Misfeldt’s grants are as set forth in the 2011 Plan and applicable 2011 Plan documents.

Outstanding Equity Awards at Fiscal Year-End

The following information sets forth the outstanding option awards and stock awards held by Sunesis’s named executive officers as of December 31, 2020:

	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Dayton Misfeldt	6/30/11	833	—		125.40	6/30/21
	6/29/12	416	—		172.20	6/29/22
	6/28/13	333	—		311.10	6/28/23
	6/30/14	333	—		391.20	6/30/24
	6/30/15	666	—		180.60	6/30/25
	6/30/16	833	—		32.86	6/30/26
	5/31/17	2,500	—		29.60	5/31/27
	12/29/17	20,000	—		36.90	12/29/27
	6/29/18	2,500	—		21.20	6/29/28
	6/29/18	20,000	—		21.20	6/29/28
	12/31/18	20,000	—		4.16	12/31/28
	6/28/19	6,000	—		7.27	6/28/29
	6/28/19	48,000	—		7.27	6/28/29
	3/31/20	48,000	—		4.15	3/31/30
	6/30/20	3,000	3,000	(3)	2.634	6/30/30
Judith A. Fox, Ph.D.	11/30/16	400	—		40.00	11/30/26
	3/31/17	3,000	188	(4)	41.00	3/31/27
	7/10/17	1,278	—		26.20	7/10/24
	7/31/17	854	146	(4)	26.40	7/31/27
	12/29/17	14,637	4,862	(4)	36.90	12/29/27
	12/31/18	7,508	7,491	(4)	4.16	12/31/28
	3/29/19	3,284	4,215	(4)	12.15	3/29/29
	7/31/19	534	965	(4)	8.60	7/31/29
	3/31/20	—	45,749	(4)	4.15	3/31/30

(1)

All of the option awards granted since March 2011 were granted under the 2011 Plan. Unless stated otherwise, all option awards vest monthly during the 48-month period measured from the grant date, subject to the holder’s continued service with Sunesis.

(2)

All of the stock option awards were granted with a per share exercise price equal to the fair market value of one share of Sunesis Common Stock on the date of grant, as determined in good faith by the Sunesis Board.

(3)	Shares subject to this option award vest in equal monthly installment for 12 months.
(4)

25% of the shares subject to this option award vest on the one year anniversary of the vesting commencement date, with the remaining shares vesting in equal monthly installments over the subsequent three year.

Potential Payments Upon Termination or Change of Control

Executive Severance Benefits Agreements

Judith A. Fox

On July 20, 2017, Sunesis entered into an Executive Severance Benefits Agreement with Judith A. Fox, Ph.D., Chief Scientific Officer, Executive Vice President, Research & Development of Sunesis.

Under the agreement with Dr. Fox, subject to Dr. Fox’s (i) entry into a general release of claims in favor of Sunesis and its affiliates, (ii) resignation from all of her positions with Sunesis and (iii) continued compliance with all of their obligations to Sunesis and its affiliates including those under the agreement and their confidential information and invention assignment agreement, Dr. Fox will be entitled to receive the following benefits:

•

In the event that. Dr. Fox is terminated by Sunesis other than for “cause” or suffers a “constructive termination” (each as defined in the Agreement) (collectively, a “Covered Termination”), (a) she will receive a severance payment equal to her then applicable base salary for a period of nine months paid in a single lump sum on the 60th day following the termination, (b) if she timely elects and remains eligible for continued coverage under COBRA, the health insurance premiums that Sunesis was paying on behalf of herself and her covered dependents prior to the date of termination, until the earliest of (1) nine months following termination, (2) the date she ceases to be eligible for COBRA continuation coverage, or (3) the date she becomes eligible for substantially equivalent insurance in connection with new employment or self-employment (collectively, the “Severance Benefit.”);

•

In the event of a “change of control” (as defined in the Agreement), the vesting of 50% of the unvested stock options and other stock awards for Sunesis Common Stock held by her as of immediately prior to such change of control will accelerate; and;

•

In the event that she suffers a Covered Termination on or within 12 months following a change of control, in addition to the Severance Benefits, the vesting of the unvested stock options and other stock awards for Sunesis Common Stock held by her as of immediately prior to such termination will accelerate in full.

On November 29, 2020, in connection with the Merger Agreement, Sunesis board of directors upon recommendation of the compensation committee adopted a retention program for certain of its executive officers, or the Retention Program. Under the Retention Program. Dr. Fox will be eligible to receive (i) a guaranteed cash bonus equal to her current target annual bonus for 2020 (regardless of actual performance), which amounts to $159,120, subject to her continued employment through the closing of the Merger or involuntary termination (other than for cause as defined in the executive’s severance benefits agreement) on or before the closing of the Merger; and (ii) an extension of the post-termination exercise period for all options held by her with an exercise price below $10.00 per share until the earlier of the original expiration date of such option or twelve months following the date on which her employment with Sunesis terminates. Such retention benefits are in addition to the severance benefits available to Dr. Fox under the severance agreement. The Retention Program also provides to Dr. Fox outplacement services for six months.

Dayton Misfeldt

Mr. Misfeldt is not a party to any employment agreement or other arrangement with Sunesis, and therefore is not eligible for any severance or change in control payment in connection with termination or change in control. On December 16, 2020, Mr. Misfeldt tendered his resignation as an officer and director of Sunesis, effective as of December 31, 2020. Under the Retention Program and consulting agreement with Sunesis, subject to his continued service through the closing of the Merger, Mr. Misfeldt will be eligible for an extension of the post-termination exercise period for all options held by him with an exercise price below $10.00 per share until the earlier of the original expiration date of such option or 24 months following the closing of the Merger.

William P. Quinn

On January 2, 2018, Sunesis entered into an Executive Severance Benefits Agreement with William P. Quinn, former Chief Financial Officer, Senior Vice President, Finance and Corporate Development. Mr. Quinn was eligible for the benefits under his Executive Severance Benefits Agreement but left Sunesis in May 2020 and is not eligible for any change in control payments in connection with the Merger.

The Compensation Committee believes such agreements help Sunesis attract and retain employees in a marketplace where such protections are commonly offered by Sunesis’s peer companies. Sunesis also believes that severance protections offered upon terminations arising in connection with a change of control allow Sunesis’s executives to assess a potential change of control objectively, without regard to the potential impact of the transaction on their own job security. At the time Sunesis originally entered into the executive severance benefits agreement with Dr. Fox, the Compensation Committee determined that the terms of such executive severance benefits agreement reflected industry standard severance payments, benefits and equity acceleration.

In general, a “change of control” under the executive severance benefits agreement includes (a) an acquisition transaction in which a person or group becomes the beneficial owner of more than 50% of Sunesis’s voting stock (with certain exceptions as described in the agreements); (b) the consummation of certain types of corporate transactions, such as a merger, consolidation, reorganization, business combination or sale of all or substantially all of Sunesis’s assets; or (c) the approval of a liquidation or dissolution of Sunesis by its stockholders.

The executive severance benefits agreement described above provides that, in the event that any benefits provided in connection with a change of control (or a related termination of employment) would be subject to the 20% excise tax imposed by Section 4999 of the Code, the executive officer will receive the greater, on an after-tax basis (taking account of all federal, state and local taxes and excise taxes), of such benefits or such lesser amount of benefits as would result in no portion of the benefits being subject to the excise tax. An executive officer’s receipt of any severance benefits is subject to his execution of a release in favor of Sunesis. Any benefits under the executive severance benefits agreement would terminate immediately if the executive officer, at any time, violates any proprietary information or confidentiality obligation to Sunesis.

Retirement Savings

Sunesis encourages its executives and employees generally to plan for retirement compensation through voluntary participation in Sunesis’s 401(k) Plan. All of Sunesis’s employees, including its executives, may participate in its 401(k) Plan by making pre-tax contributions from wages of up to 60% of their annual cash compensation, up to the current Internal Revenue Service limits. All of Sunesis’s executives can participate in the 401(k) Plan on the same terms as Sunesis’s employees. Sunesis believes this program is comparable with programs offered by Sunesis’s peer companies and assists Sunesis in attracting and retaining Sunesis’s executives.

During 2020 and 2019, Mr. Quinn and Dr. Fox elected to defer a portion of their compensation under the 401(k) Plan and, as a result, received corresponding matching contributions from Sunesis.

Change of Control Equity Incentive Plan Protections

Pursuant to Sunesis’s 2011 Plan, a stock award may be subject to additional acceleration of vesting upon or after a “change in control,” as provided in the applicable stock award agreement or any other written agreement between Sunesis and the participant. In the absence of such provision, the 2011 Plan shall govern. Under the 2011 Plan, if the surviving or acquiring entity (or its parent company) elects not to assume or substitute for outstanding stock awards, then, with respect to any such stock awards that are held by participants whose service with Sunesis or an affiliate has not terminated as of immediately prior to the change in control, the vesting and exercisability of such stock awards will be accelerated in full. In the event of a change in control in which the surviving or acquiring entity (or its parent company) assumes or continues substantially similar awards for outstanding stock awards and if such participant’s continuous service terminates due to an involuntary termination (not including death or disability) without cause or due to a voluntary resignation for good reason on or within 12 months after the effective time of such change in control, the vesting and exercisability of such stock awards will be accelerated in full effective as of the date of the participant’s termination of continuous service.

Sunesis believe that the terms of its equity incentive plans described above are consistent with industry practice.

Equity Benefit Plans

2011 Equity Incentive Plan

Sunesis’s 2011 Equity Incentive Plan, as amended, (the “2011 Plan”) provides for the grant of stock options (including incentive stock options and nonstatutory stock options), restricted stock awards, restricted stock unit awards, stock appreciation rights, other stock awards and performance awards that may be settled in cash, stock or other property. Upon approval of the 2021 Plan by stockholders, no new awards will be granted under the 2011 Plan after the date of the Sunesis virtual special meeting.

Shares Available for Awards

The number of shares of Sunesis Common Stock available for issuance under the 2011 Plan automatically increases on January 1st of each year for a period of 10 years commencing on January 1, 2012 by an amount equal to: (i) 4.0% of Sunesis Common Stock on December 31st of the preceding calendar year, or (ii) a lesser amount as determined by the Sunesis Board. On January 1, 2021, in accordance with the above, the number of shares of Sunesis Common Stock available for issuance under the 2011 Plan increased by 724,332 shares.

During 2020, options to purchase 337,087 shares of Sunesis Common Stock were granted under the 2011 Plan. As of December 31, 2020, there were 337,150 shares available for future grants under the 2011 Plan. If a stock award granted under the 2011 Plan expires or otherwise terminates without being exercised in full or is settled in cash, the shares of Sunesis Common Stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2011 Plan. In addition, the following types of shares under the 2011 Plan may become available for the grant of new stock awards under the 2011 Plan: (i) shares that are forfeited to or repurchased by Sunesis prior to becoming fully vested; (ii) shares withheld to satisfy income or employment withholding taxes; and (iii) shares used to pay the exercise price of a stock option. Shares issued under the 2011 Plan may be previously unissued shares or reacquired shares bought by Sunesis on the open market.

Eligibility

As of December 31, 2020, all of Sunesis’s approximately eight employees, eight non-employee directors and approximately 28 consultants are eligible to participate in the 2011 Plan and may receive all types of awards other than incentive stock options. Incentive stock options may be granted under the 2011 Plan only to Sunesis’s employees (including Sunesis’s officers) and employees of Sunesis’s qualifying affiliates.

Administration

The 2011 Plan is administered by the Sunesis Board, which may in turn delegate authority to administer the 2011 Plan to a committee. Such committee may consist solely of either two or more “non-employee directors” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or two or more “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The Sunesis Board has delegated administration of the 2011 Plan to the Compensation Committee of the Board, or the Compensation Committee, but has retained the authority to concurrently administer the 2011 Plan with the Compensation Committee and may, at any time, revest in itself some or all of the powers previously delegated to the Compensation Committee. Therefore, references in this section to the “Compensation Committee” or the “Board” may generally be read interchangeably, except to the extent explicitly stated otherwise or expressly required by law otherwise.

Subject to the terms of the 2011 Plan, the Compensation Committee may determine the participants or awards, numbers and types of awards to be granted, and the terms and conditions of the awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the Compensation Committee also determines the fair market value applicable to a stock award and the exercise price of stock options and stock appreciation rights granted under the 2011 Plan.

Repricing, Cancellation and Re-Grant of Stock Awards

Under the 2011 Plan, the Board does not have the authority to reprice any outstanding stock options or stock appreciation rights by reducing the exercise price of the stock award or to cancel any outstanding underwriter stock options or stock appreciation rights in exchange for cash or other stock awards without obtaining the approval of Sunesis’s stockholders within 12 months prior to the repricing or cancellation and re-grant event.

Stock Options

A stock option is the right to purchase shares of Sunesis Common Stock at a fixed exercise price for a fixed period of time. Stock options may be granted under the 2011 Plan pursuant to stock option agreements. The 2011 Plan permits the grant of stock options that qualify as incentive stock options, or ISOs, and nonstatutory stock options, or NSOs. Individual stock option agreements may be more restrictive as to any or all of the permissible terms described in this section.

The exercise price of NSOs may not be less than 100% of the fair market value of the common stock subject to the stock option on the date of grant. The exercise price of ISOs may not be less than 100% of the fair market value of the common stock subject to the stock option on the date of grant and, in some cases (see “Limitations” below), may not be less than 110% of such fair market value. In general, the term of stock options granted under the 2011 Plan may not exceed 10 years. Unless the terms of an optionholder’s stock option agreement or other agreement with Sunesis provides for earlier or later termination, if an optionholder’s service relationship with Sunesis, or any affiliate of Sunesis’s, ceases due to the optionholder’s death or disability, the optionholder or his or her beneficiary, as applicable, may exercise the vested portion of any stock options for up to 18 months after the date the optionholder’s service relationship ends. Except as explicitly provided otherwise in an optionholder’s stock option agreement, if an optionholder’s service relationship with Sunesis, or any affiliate of Sunesis’s, is terminated for cause, all stock options terminate upon the occurrence of the event giving rise to Sunesis’s right to terminate the optionholder for cause. If an optionholder’s service relationship with Sunesis, or any affiliate of Sunesis’s, ceases for any other reason, the optionholder may exercise the vested portion of any stock options for up to three months after the date the service relationship ends, unless the terms of the applicable stock option agreements or other agreement with Sunesis provide for a longer or shorter period to exercise the stock options. Under the 2011 Plan, the stock option term may be extended in the event that exercise of the stock option following termination of service is prohibited by applicable securities laws or if the sale of stock received upon exercise of a stock option would violate Sunesis’s insider trading policy. In no event may a stock option be exercised after its expiration date.

Acceptable forms of consideration for the purchase of Sunesis Common Stock pursuant to the exercise of a stock option under the 2011 Plan are determined by the Sunesis Board and may include cash, check, bank draft or money order made payable to Sunesis, payment pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board, tender of common stock previously owned by the optionholder, a net exercise (for NSOs only), or other legal consideration approved by the Sunesis Board and specified in the applicable stock option agreement.

Stock options granted under the 2011 Plan generally become exercisable in cumulative increments, or “vest,” at the rate specified in the stock option agreement. Shares covered by different stock options granted under the 2011 Plan may be subject to different vesting schedules as the Sunesis Board may determine. The Sunesis Board also has flexibility to provide for accelerated vesting of equity awards in certain events.

Generally, an optionholder may not transfer a stock option other than by will or the laws of descent and distribution or pursuant to a domestic relations order. An optionholder may designate a beneficiary who may exercise the stock option following the optionholder’s death.

Limitations

The aggregate fair market value, determined at the time of grant, of shares of Sunesis Common Stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of Sunesis’s stock plans may not exceed $100,000. The stock options or portions of stock options that exceed this limit are treated as NSOs. No ISO may be granted to any person who, at the time of grant, owns or is deemed to own stock possessing more than 10% of Sunesis’s total combined voting power or that of any affiliate unless the following conditions are satisfied:

•	the stock option exercise price must be at least 110% of the fair market value of the stock subject to the stock option on the date of grant; and

•	the term of any ISO must not exceed five years from the date of grant.

ISO Limit, Appreciation Awards Limit

Pursuant to the 2011 Plan, the aggregate maximum number of shares that may be issued pursuant to the exercise of ISOs is 1,500,000 shares of Sunesis Common Stock. Pursuant to the 2011 Plan, no participant may be granted Appreciation Awards under the 2011 Plan covering more than 300,000 shares of Sunesis Common Stock in any calendar year.

Changes to Capital Structure

In the event of certain capitalization adjustments, the Board may appropriately adjust: (i) the classes and maximum number of securities subject to the 2011 Plan; (ii) the classes and maximum number of securities that may be issued pursuant to the exercise of incentive stock options; (iii) the classes and maximum number of securities that may be awarded to any person pursuant to the Section 162(m) limits under the 2011 Plan; and (iv) the classes and number of securities and price per share of stock subject to outstanding stock awards.

Corporate Transactions

In the event of certain specified significant corporate transactions, the Sunesis Board has the discretion to take any one of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by Sunesis to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase rights held by Sunesis;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as the Sunesis Board may deem appropriate; or

•

make a payment equal to the excess of (i) the value of the property the participant would have received upon exercise of the stock award over (ii) the exercise price otherwise payable in connection with the stock award.

The Sunesis Board is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Change in Control

Unless otherwise provided in the applicable stock award agreement or any other written agreement between Sunesis or any affiliate and the participant, in the event of a change in control (as specified in the 2011 Plan), all outstanding stock awards under the 2011 Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for outstanding stock awards, then, with respect to any such stock awards that are held by participants whose continuous service with Sunesis or an affiliate has not terminated prior to the effective date of the change in control, the vesting and exercisability of such stock awards will be accelerated in full contingent upon the effectiveness of the change in control. In the event of a change in control in which the surviving or acquiring entity (or its parent company) assumes, continues or substitutes outstanding stock awards and with respect to any stock awards that are held by participants whose continuous service with Sunesis or an affiliate has not terminated prior to the effective date of the change in control, if such participant’s continuous service terminates due to an involuntary termination (not including death or disability) without cause or due to a voluntary resignation with good reason in either case on or within 12 months after the effective time of such change in control, the vesting and exercisability of such stock awards will be accelerated in full effective as of the date of the participant’s termination of continuous service.

If any payment or benefit a participant would receive pursuant to a change in control would constitute a “parachute payment” within the meaning of Section 280G of the Code and be subject to the excise tax imposed by Section 4999 of the Code, then such payment will be reduced to such amount that would result in no portion of the payment being subject to the excise tax or the largest portion of the payment, after taking into account all applicable federal, state and local employment taxes, income taxes and the excise tax, that results in the participant’s receipt (on an after-tax basis) of the greater amount of the payment notwithstanding that all or a portion of the payment may be subject to the excise tax. The acceleration of vesting of a stock award in the event of a corporate transaction or change in control under the 2011 Plan may be viewed as an anti-takeover provision, which may discourage a proposal to acquire or otherwise obtain control of Sunesis.

Plan Amendments

The Sunesis Board has the authority to amend or terminate the 2011 Plan. However, no amendment or termination of the 2011 Plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. Sunesis will obtain stockholder approval of any amendment to 2011 Plan as required by applicable law and listing requirements.

Plan Termination

Unless sooner terminated by the Sunesis Board, the 2011 Plan will automatically terminate on March 15, 2021.

2011 Employee Stock Purchase Plan

The Sunesis Pharmaceuticals, Inc. 2011 Employee Stock Purchase Plan (the “2011 ESPP”) permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. Eligible employees can purchase shares of Sunesis Common Stock at 85% of the lower of the fair market value of the common stock at (i) the beginning of a 12-month offering period, or (ii) at the end of one of the two related 6-month purchase periods. No participant in the 2011 ESPP may be issued or transferred shares of common stock valued at more than $25,000 per calendar year.

Shares Subject to the 2011 ESPP

The number of shares of Sunesis Common Stock available for issuance under the 2011 ESPP automatically increases on January 1st of each year for a period of 10 years commencing on January 1, 2012 by an amount equal to: (i) 1.0% of Sunesis Common Stock on December 31st of the preceding calendar year, or (ii) a lesser amount as determined by the Sunesis Board. On January 1, 2021, in accordance with the above, the number of shares of Sunesis Common Stock available for issuance under the 2011 ESPP was increased by 181,083 shares.

A total of 22,413 and 13,332 shares were issued under the 2011 ESPP during 2020 and 2019, respectively. As of December 31, 2020, there were 32,234 shares available for future issuance under the 2011 ESPP.

Eligibility

Sunesis’s employees or, as designated by the Sunesis Board, employees of Sunesis’s related corporations (if any), may have to satisfy one or more of the following service requirements before participating in the 2011 ESPP, as determined by the Sunesis Board: (i) customary employment for more than 20 hours per week; (ii) customary employment for more than five months per calendar year; or (iii) continuous employment for a period of time not to exceed two years. No employee may be granted a purchase right under the 2011 ESPP if, immediately after such grant, the employee would own or hold options to purchase Sunesis Common Stock in an amount equal to 5.0% or more of the total combined power or value of all classes of Sunesis’s stock.

Administration

The 2011 ESPP is administered by the Sunesis Board, which may in turn delegate authority to administer the 2011 ESPP to a committee. The Sunesis Board has delegated administration of the 2011 ESPP to the Compensation Committee but has retained the authority to concurrently administer the 2011 ESPP with the Compensation Committee and may, at any time, revest in itself some or all of the powers previously delegated to the Compensation Committee. Subject to the terms of the 2011 ESPP, the Compensation Committee may determine how and when purchase rights will be granted, the terms of each offering of purchase rights under the 2011 ESPP, and to determine which related corporations are eligible to participate in the 2011 ESPP. As used herein, with respect to the 2011 ESPP, the term “Board” refers to any committee the Board appoints as well as to the Board itself.

Purchase Rights

The 2011 ESPP permits eligible employees to purchase shares of Sunesis Common Stock through payroll deductions and is implemented through a series of offerings of purchase rights. Under the 2011 ESPP, Sunesis may specify offerings of not more than 27 months and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of Sunesis Common Stock will be purchased for the employees who are participating in the offering. An offering may be terminated early under certain circumstances such as a corporate transaction involving Sunesis.

Unless otherwise determined by the Sunesis Board, shares of Sunesis Common Stock will be purchased for participating employees at a price per share equal to the lower of 85.0% of the fair market value of a share of Sunesis Common Stock (i) on the first day of an offering, or (ii) on the purchase date. No participant may purchase shares through the 2011 ESPP having a fair market value exceeding $25,000 in any calendar year or such other limit as may be imposed by Section 423 of the Code.

Participation and Withdrawal from the 2011 ESPP

Eligible employees may enroll in any future offering effective on the date the offering begins. Additionally, Sunesis currently anticipates that employees that first become eligible to participate in the 2011 ESPP during an offering will be granted a purchase right under that offering on the first day of the first purchase period that begins after such person becomes eligible, subject to the employee submitting the necessary enrollment paperwork.

Sunesis currently anticipate that once an employee enrolls in an offering, such employee will automatically participate in the next offering, provided that the employee has not withdrawn from the 2011 ESPP, continues to meet the eligibility requirements and has not terminated employment with Sunesis. A participant may withdraw from an offering at any time without affecting his or her eligibility to participate in any other offerings under the 2011 ESPP.

Termination of Employment

Purchase rights granted under the 2011 ESPP will terminate immediately upon an employee’s cessation of employment for any reason, and Sunesis will refund all accumulated payroll deductions to the terminated participant without interest.

Restrictions on Transfer

Purchase rights granted under the 2011 ESPP are generally not transferable and may be exercised during a participant’s lifetime only by such participant. A participant may designate a beneficiary who is to receive any shares of Sunesis Common Stock or cash, if any, from the participant’s account under the 2011 ESPP in the event of a participant’s death after the end of an offering but prior to delivery of the participant’s shares of common stock or cash.

Changes to Capital Structure

In the event of certain capitalization adjustments, the Sunesis Board will appropriately adjust: (i) the classes and maximum number of securities subject to the 2011 ESPP; (ii) the classes and maximum number of securities by which the number of shares subject to the 2011 ESPP are to automatically increase each year; (iii) the classes and number of securities subject to, and the purchase price applicable to, outstanding offerings and purchase rights; and (iv) the classes and number of securities that are subject to any purchase limits under an ongoing offering.

Corporate Transactions

In the event of certain specified significant corporate transactions, any surviving or acquiring corporation (or its parent company) may assume or substitute similar purchase rights for those outstanding under the 2011 ESPP. If the surviving or acquiring corporation (or its parent company) does not assume such rights or substitute similar rights, then the next purchase date in the then-current offering will be accelerated to a date within 10 business days before the consummation of such transaction, the participants’ accumulated payroll deductions will be applied to the purchase of shares of Sunesis Common Stock on such date and such purchase rights and all ongoing offerings will terminate immediately after such purchase.

Plan Amendments and Termination

The Sunesis Board has the authority to amend or terminate the 2011 ESPP. However, no amendment or termination of the 2011 ESPP will impair any outstanding purchase rights previously granted to a participant unless agreed to by the affected participant or as required by law or regulation. Sunesis will obtain stockholder approval of any amendment to the 2011 ESPP as required by applicable law or listing requirements.

Director Compensation

Board and Committee Fees and Awards.

According to the Sunesis Director Compensation Policy, each non-employee director (other than the Board Chairman) is entitled to receive a quarterly payment of $10,000 and the non-employee Board Chairman is entitled to receive a quarterly payment of $15,000, each in connection with his or her services as a director and Board Chairman, respectively. Additionally, the non-employee director who serves as Chairman of the Audit Committee, Compensation Committee or Nominating and Corporate Governance Committee is entitled to receive a quarterly payment of $5,000, $3,750 and $1,875, respectively, for service as Chairman. Each non-employee director who serves as a committee member of the Audit Committee, Compensation Committee or Nominating and Corporate Governance Committee is entitled to receive a quarterly payment of $2,500, $1,875 and $1,250, respectively, for service as a non-chairman member of each such committee.

In addition, in accordance with the Sunesis Director Compensation Policy, on the last trading day of the month in which each annual meeting of stockholders is held, each non-employee director that continues to serve as a non-employee member on the Sunesis Board was entitled receive an option to purchase 6,000 shares of Sunesis’s common stock, or the Annual Grants. The exercise price of these options equaled the fair market value of Sunesis Common Stock on the date of grant, and these options vested monthly over a one-year period, subject to the director’s continued service as a director. Each person who became a non-employee director, whether by election by Sunesis’s stockholders or by appointment by the Board to fill a vacancy, would automatically be granted an option to purchase 9,000 shares of Sunesis Common Stock on the last date of the month in which such person first becomes a non-employee director, or the Initial Grant, and such Initial Grant would be in lieu of such person’s Annual Grant for that year, unless the non-employee director is elected or appointed to the Board for the first time for more than 3 months prior to the date of the annual meeting of stockholders but after the date of the prior year’s annual meeting of stockholder, then the non-employee director shall receive pro-rata Annual Grant based on the number of calendar quarters in which the non-employee director has served prior to the date of the annual meeting of stockholders. The Initial Grant would vest monthly over a two-year period, subject to the director’s continued service as a director.

The Director Compensation Policy is intended to provide a total compensation package that enables Sunesis to attract and retain qualified and experienced individuals to serve as directors and to align Sunesis’s directors’ interests with those of Sunesis’s stockholders.

On June 30, 2020, each recurring non-employee director of the Sunesis Board serving on the Sunesis Board on that date received a grant of non-qualified stock options to purchase 6,000 shares of Sunesis Common Stock under the 2011 Plan. Each of these options vests monthly over a one-year period and has an exercise price of $2.634 per share.

The following table sets forth the compensation information for Sunesis’s non-employee directors for the year ended December 31, 2020:

Name(1)	Fees Earned or Paid in Cash(1)	Option Awards(2)	Total
Steve R. Carchedi	$65,000	$11,808	$76,808
Steven B. Ketchum	45,000	11,808	56,808
Nicole Onetto, M.D.	47,500	8,856	56,356
Homer L. Pearce, Ph.D.	55,000	11,808	66,808
David C. Stump, M.D.	50,000	11,808	61,808
H. Ward Wolff	60,000	11,808	71,808
James W. Young, Ph.D.	60,000	11,808	71,808

(1)	Consists of fees earned for Board and committee meeting attendance as described above.

(2)

The dollar amounts in this column represent the aggregate grant date fair value of stock option awards granted pursuant to the 2011 Plan in the year ended December 31, 2020. These amounts have been calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718. For additional information on the valuation and forfeiture related assumptions, refer to Note 10, Stock-Based Compensation, of the Notes to Consolidated Financial Statements in Sunesis’s Annual Report on Form 10-K for the year ended December 31, 2019, which identifies assumptions made in the valuation of option awards in accordance with FASB ASC Topic 718.

The aggregate grant date fair value of option awards and director fees received by Mr. Misfeldt for his services as a director are disclosed in the “Summary Compensation Table” above.

EXECUTIVE COMPENSATION OF VIRACTA

Viracta’s Chief Executive Officer, Ivor Royston, M.D., Chief Financial Officer, Daniel Chevallard, and Chief Medical Officer, Lisa Rojkjaer, M.D. will each become an executive officer of the combined company, referred to in this section as Viracta’s “named executive officers.”

Summary Compensation Table

The following table shows the compensation earned by Viracta’s named executive officers for the fiscal years ended December 31, 2020 and 2019.

Name and principal position	Year		Salary ($)	Bonus ($)	Option awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All other compensation ($)		Total ($)
Ivor Royston, M.D.	2020		448,200	—	—	285,525	8,550	(3)	742,275
President and Chief Executive Officer	2019		424,200	—	335,775	103,740	—		863,715

Daniel Chevallard	2020		359,700	50,000	—	215,820	8,550	(3)	634,070
Chief Financial Officer, Treasurer, Secretary	2019	(4)	141,307	50,000	200,733	36,436	—		428,476

Lisa Rojkjaer, M.D.	2020	(5)	246,667	—	320,807	148,405	93,703	(6)	809,582
Chief Medical Officer	2019		—	—	—	—	—		—

(1)

In accordance with SEC rules, this column reflects the aggregate grant date fair value of the stock option awards granted during 2019 and 2020, computed in accordance with FASB ASC 718. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(2)

Amounts for 2019 represent performance cash bonuses earned based upon the achievement of company objectives for the year ended December 31, 2019, which were paid in 2020. Amounts for 2020 represent cash bonuses earned based upon the achievement of company objectives for the year ended December 31, 2020, which were paid in 2021. The 2020 payment to Dr. Rojkjaer is prorated for the portion of the year in which she was employed by Viracta.

(3)	Reflects matching contributions made by Viracta to Viracta’s 401(k) plan.
(4)

Mr. Chevallard joined Viracta as Chief Financial Officer in July 2019, and therefore the compensation set forth in the table above reflects the amount earned for the portion of 2019 in which he was employed by Viracta.

(5)

Dr. Rojkjaer joined Viracta as Chief Medical Officer in May 2020, and therefore the compensation set forth in the table above reflects the amount earned for the portion of 2020 in which she was employed by Viracta.

(6)	Consists of (a) $57,003 in relocation reimbursements, (b) $29,300 in gross up payments for relocation reimbursements and (c) $7,400 in matching contributions made by Viracta to Viracta’s 401(k) plan.

Compensation Program Overview

Viracta’s compensation program is designed to encourage Viracta’s named executive officers to continually achieve Viracta’s short-term and long-term corporate objectives while effectively managing business risks and challenges. Viracta provides what it believes is a competitive total compensation package to its named executive officers through a combination of base salary, an annual performance-based bonus and long-term equity-based incentives. Viracta’s board of directors historically has determined Viracta’s named executive officer’s compensation.

Annual Base Salary

The annual base salaries for Viracta’s named executive officers as of December 31, 2020, are provided below.

Name	Base Salary ($)
Ivor Royston, M.D.	423,000
Daniel Chevallard	359,700
Lisa Rojkjaer, M.D.	370,000

On January 8, 2021, Viracta’s board of directors approved new base salaries for Viracta’s named executive officers as follows: Dr. Royston’s new base salary is $486,500, Mr. Chevallard’s new base salary is $389,400, and Dr. Rojkjaer’s new base salary is $425,500, in each case effective as of January 1, 2021.

Bonus Compensation

As described in more detail below under “—Agreements with Viracta’s Named Executive Officers,” each of Viracta’s named executive officers are eligible for an annual bonus opportunity equal to a percentage of his or her annual base salary. The annual bonus opportunity (expressed as a percentage and as a dollar amount) for Viracta’s named executive officers as of December 31, 2020, is provided below.

Name	Annual Bonus Opportunity (%)	Annual Bonus Opportunity ($)
Ivor Royston, M.D.	45	190,350
Daniel Chevallard	40	143,880
Lisa Rojkjaer, M.D.	40	148,000

On January 8, 2021, Viracta’s board of directors approved a new annual bonus opportunity for Dr. Royston of 50% of his annual base salary.

Equity-Based Incentive Awards

Viracta’s equity-based incentive awards are designed to align Viracta’s interests and those of Viracta’s stockholders with those of Viracta’s employees and consultants, including Viracta’s named executive officers. Viracta’s board of directors is responsible for approving equity grants to Viracta’s employees and consultants, including Viracta’s named executive officers. To date, stock option awards are the only form of equity awards Viracta has granted to its named executive officers. Viracta has granted equity incentive awards under the terms of Viracta’s 2016 Equity Incentive Plan (the “Viracta Plan”). The terms of the Viracta Plan are described below under “—Equity Benefit Plans.”

All options are granted with an exercise price per share that is no less than the fair market value of Viracta Common Stock on the date of grant of such award. Viracta’s stock option awards generally vest over a four-year period and may be subject to acceleration of vesting and exercisability under certain termination and change in control events. See “—Outstanding Equity Awards at Fiscal Year-End.”

In July 2020, Viracta granted Dr. Rojkjaer stock option awards covering 1,752,800 shares of Viracta Common Stock in connection with the commencement of her employment as Viracta’s Chief Medical Officer. These awards were granted under the Viracta Plan and stock option agreements thereunder, and each has a per share exercise price equal to $0.14, the fair market value of Viracta Common Stock on the date of grant of the option. The time-based award, covering 1,168,530 shares, is scheduled to vest as follows: 25% of the shares subject to the time-based award are scheduled to vest on the one-year anniversary of the vesting commencement date, or May 1, 2020, and 1/48th of the shares subject to the time-based award are scheduled to vest each month thereafter, subject to Dr. Rojkjaer’s remaining a service provider to Viracta through such date. The remaining 584,270 shares subject to the awards, or the performance portion, were granted under three separate performance awards. The first performance award, covering 233,708 shares, is scheduled to vest as follows: (i) 50% of the total shares subject to such award will vest upon the first dosing of the first patient in the registration/pivotal trial of Viracta’s EBV+ lymphoma program, and (ii) 50% of the total shares subject to such award will vest in equal monthly installments over the 12 months following achievement of such performance condition, subject to continued service to Viracta through each such vesting date. The second performance award, covering 175,281 shares, is scheduled to vest as follows: (i) 50% of the total shares subject to such award will vest upon a certain qualifying publication of Viracta’s clinical trial data, and (ii) 50% of the total shares subject to such award will vest in equal monthly installments over the 12 months following achievement of such performance condition, subject to continued service to Viracta through each such vesting date. The third and final performance award granted in July 2020, covering an additional 175,281 shares, is scheduled to vest as follows: (i) 50% of the total shares subject to such award will vest upon certain receipt by Viracta of certain qualifying designations by the FDA and/or EMA, and (ii) 50% of the total shares subject to such award will vest in equal monthly installments over the 12 months following achievement of such performance condition, subject to continued service to Viracta through each such vesting date. As described in more detail below under “—Agreements with Viracta’s Named Executive Officers,” Dr. Rojkjaer is also eligible for acceleration of her stock option awards in the event she is terminated in certain qualifying circumstances or in the event of a change of control of Viracta.

On January 8, 2021, Viracta’s board of directors granted Dr. Royston a stock option award covering 1,802,964 shares of Viracta Common Stock, Mr. Chevallard a stock option award covering 492,500 shares of Viracta Common Stock, and Dr. Rojkjaer a stock option award covering 295,067 shares of Viracta Common Stock. Each stock option award was granted under the Viracta Plan and stock option agreements thereunder, and each has a per share exercise price equal to $0.40, the fair market value of Viracta Common Stock on the date of grant of the stock option awards. Each stock option award is scheduled to vest as to 1/48th of the shares subject to the award on the last day of the month in which the Merger closes, and as to 1/48th of the shares subject to the award each month thereafter, subject to the applicable named executive officer remaining a service provider to Viracta through each applicable vesting date. If the closing of the Merger does not occur on or before June 30, 2021, each of the stock option awards will terminate. As described in more detail below under “—Agreements with Viracta’s Named Executive Officers,” each of Dr. Royston, Mr. Chevallard and Dr. Rojkjaer is also eligible for acceleration of his or her outstanding equity awards in the event he or she is terminated in certain qualifying circumstances or in the event of a change of control of Viracta.

Also on January 8, 2021, Viracta’s board of directors granted Dr. Royston an award of restricted stock units (RSUs) covering 3,605,927 shares of Viracta Common Stock, Mr. Chevallard an award of RSUs covering 985,000 shares of Viracta Common Stock, and Dr. Rojkjaer an award of RSUs covering 590,134 shares of Viracta Common Stock. Each award of RSUs was granted under the Viracta Plan and RSU agreements thereunder. Each RSU award is scheduled to vest as to 1/8th of the shares subject to the award on the first quarterly vesting date that occurs following the closing of the Merger, and as to 1/16th of the shares subject to the RSU awards each quarter thereafter, subject to the applicable named officer remaining a service provider to Viracta through each applicable vesting date. If the closing of the Merger does not occur on or before June 30, 2021, each RSU award will terminate. As described in more detail below under “—Agreements with Viracta’s Named Executive Officers,” each of Dr. Royston, Mr. Chevallard and Dr. Rojkjaer is also eligible for acceleration of his or her outstanding equity awards in the event he or she is terminated in certain qualifying circumstances or in the event of a change of control of Viracta.

Agreements with Viracta’s Named Executive Officers

Ivor Royston, M.D.

On May 31, 2017, Viracta entered into an Executive Employment Agreement with Ivor Royston, M.D., Chief Executive Officer of Viracta. Under the agreement, Dr. Royston’s employment is at will and may be terminated at any time by Viracta or Dr. Royston. Pursuant to the agreement, Dr. Royston is entitled to a base salary, currently $486,500, and an annual bonus opportunity, currently equal to up to 50% of annual base salary, based on achievement of performance objectives to be determined by Viracta’s board of directors.

Pursuant to the agreement, if Viracta terminates Dr. Royston’s employment without cause (other than due to his death or disability) or if Dr. Royston resigns for good reason at any time, referred to herein as a qualified termination, then Dr. Royston is entitled to receive (A) continuing payments of base salary at the rate in effect at the time of the qualifying termination, less applicable withholdings, for a period following his employment termination date of 12 months, (B) reimbursement for the cost of continuation of health coverage for Dr. Royston and his eligible dependents pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, until the earlier of (1) 12 months following termination of his employment, or (2) the date Dr. Royston and his or eligible dependents are no longer eligible for COBRA, and (C) payment of any earned but unpaid discretionary annual bonus. In the event of a “change in control” (as defined in the Viracta Plan), Dr. Royston will receive vesting acceleration of 50% of any outstanding Viracta equity awards as of the date of the change in control. If a qualified termination of Dr. Royston’s employment occurs on or following a change in control, Dr. Royston will receive vesting acceleration of 100% of any outstanding equity awards as of the date of the qualified termination. The foregoing benefits are conditioned upon Dr. Royston signing and not revoking a release of claims with Viracta within 60 days following his employment termination date.

Daniel Chevallard

On June 13, 2019, Viracta entered into an Executive Employment Agreement with Daniel Chevallard, Chief Financial Officer of Viracta. Under the agreement, Mr. Chevallard’s employment is at will and may be terminated at any time by Viracta or Mr. Chevallard. Pursuant to the agreement, Mr. Chevallard is entitled to a base salary, currently $389,400, and an annual bonus opportunity, currently equal to up to 40% of annual base salary, based on achievement of performance objectives to be determined by Viracta’s board of directors.

Pursuant to the agreement, if Mr. Chevallard experiences a qualified termination, then Mr. Chevallard is entitled to receive (A) continuing payments of base salary at the rate in effect at the time of the qualifying termination, less applicable withholdings, for a period following his employment termination date of 9 months, (B) reimbursement for the cost of continuation of health coverage for Mr. Chevallard and his eligible dependents pursuant to COBRA, until the earlier of (1) 12 months following termination of his employment, or (2) the date Mr. Chevallard and his or eligible dependents are no longer eligible for COBRA, (C) payment of any earned but unpaid discretionary annual bonus, and (D) accelerated vesting of Viracta equity awards for a period of nine months following the date of the qualified termination. In the event of a change in control (as defined in the Viracta Plan), Mr. Chevallard will receive vesting acceleration of 50% of any outstanding Viracta equity awards as of the date of the change in control. If a qualified termination of Mr. Chevallard’s employment occurs on or following a change in control, Mr. Chevallard will receive vesting acceleration of 100% of any outstanding equity awards as of the date of the qualified termination. The foregoing benefits are conditioned upon Mr. Chevallard signing and not revoking a release of claims with Viracta within 60 days following his employment termination date.

Lisa Rojkjaer, M.D.

On April 30, 2020, Viracta entered into an Executive Employment Agreement with Lisa Rojkjaer, M.D., Chief Medical Officer of Viracta. Under the agreement, Dr. Rojkjaer’s employment is at will and may be terminated at any time by Viracta or Dr. Rojkjaer. Pursuant to the agreement, Dr. Rojkjaer is entitled to a base salary, currently $370,000, and an annual bonus opportunity, currently equal to up to 40% of annual base salary, based on achievement of performance objectives to be determined by Viracta’s board of directors.

If Dr. Rojkjaer experiences qualified termination, then Dr. Rojkjaer is entitled to receive (A) continuing payments of base salary at the rate in effect at the time of the qualifying termination, less applicable withholdings, for a period following her employment termination date of 9 months, (B) reimbursement for the cost of continuation of health coverage for Dr. Rojkjaer and her eligible dependents pursuant to COBRA, until the earlier of (1) 12 months following termination of her employment, or (2) the date Dr. Rojkjaer and her eligible dependents are no longer eligible for COBRA, (C) payment of any earned but unpaid discretionary annual bonus, and (D) accelerated vesting of Viracta equity awards subject to time-based vesting for a period of nine months following the date of the qualified termination. In the event of a change in control, Dr. Rojkjaer will receive vesting acceleration of 50% of any outstanding Viracta equity awards as of the date of the change in control. If a qualified termination of Dr. Rojkjaer’s employment occurs on or following a change in control, Dr. Rojkjaer will receive vesting acceleration of 100% of any outstanding equity awards as of the date of the qualified termination. The foregoing benefits are conditioned upon Dr. Rojkjaer signing and not revoking a release of claims with Viracta within 60 days following her employment termination date.

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, that named executive officer is entitled to receive amounts earned during his term of service, including unpaid salary and unused vacation, as applicable. In addition, each named executive officer is entitled to receive certain benefits upon Viracta’s termination of his or her employment without cause or his or her resignation for good reason, as provided above under “—Agreements with Named Executive Officers.”

Each named executive officer holds stock options granted subject to the general terms of the Viracta Plan. A description of the termination and change in control provisions in the Viracta Plan and applicable to the stock options granted to Viracta’s named executive officers is provided below under “—Equity Benefit Plans” and “—Outstanding Equity Awards at Fiscal Year-End” and above under “—Equity-Based Incentive Awards” and “—Agreements with Viracta’s Named Executive Officers.”

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to Viracta’s named executive officers that remain outstanding as of December 31, 2020:

	Option Awards(1)
	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)(2)	Option Expiration Date
Ivor Royston, M.D.	2/13/2019	6,872	599,031	(3)	—		0.10	2/13/2029
Daniel Chevallard	7/30/2019	92,405	897,917	(4)	—		0.10	7/30/2029
Lisa Rojkjaer, M.D.	7/8/2020	—	1,168,530	(5)	—		0.14	7/8/2030
	7/8/2020	—	—		233,708	(6)	0.14	7/8/2030
	7/8/2020	—	—		175,281	(7)	0.14	7/8/2030
	7/8/2020	—	—		175,281	(8)	0.14	7/8/2030

(1)	All of the outstanding stock option awards were granted under and subject to the terms of the Viracta Plan, described below under “—Equity Benefit Plans.”
(2)

The stock option awards were granted with a per share exercise price equal to the fair market value of one share of Viracta Common Stock on the date of grant, as determined in good faith by Viracta’s board of directors.

(3)

The number of shares initially subject to the option was 1,105,903. One forty-eighth of the total number of shares subject to the option vested on March 13, 2019, and 1/48th of the shares subject to the option vested, and continue to vest, monthly thereafter, subject to continued service to Viracta through each such vesting date. The award also is subject to vesting acceleration under certain circumstances as more fully described in the section titled “—Agreements with Viracta’s Named Executive Officers.” Dr. Royston exercised 500,000 of the shares subject to the option on December 14, 2020.

(4)

The number of shares initially subject to the option was 1,390,322. 25% of the total number of shares subject to the option vested on July 30, 2020, and 1/48th of the shares subject to the option vested, and continue to vest, monthly thereafter, subject to continued service to Viracta through each such vesting date.

The award also is subject to vesting acceleration under certain circumstances as more fully described in the section titled “—Agreements with Viracta’s Named Executive Officers.” Mr. Chevallard exercised 400,000 of the shares subject to the option on December 14, 2020.
(5)

25% of the total number of shares subject to the option will vest on May 1, 2021, and 1/48th of the shares subject to the option will vest monthly thereafter, subject to continued service to Viracta through each such vesting date. The award also is subject to vesting acceleration under certain circumstances as more fully described in the section titled “—Agreements with Viracta’s Named Executive Officers.”

(6)

50% of the total shares subject to the award will vest upon the first dosing of the first patient in the registration/pivotal trial of Viracta’s EBV+ lymphoma program, and 50% of the total shares subject to the award will vest in equal monthly installments over the 12 months following achievement of such performance condition, subject to continued service to Viracta through each such vesting date. The award also is subject to vesting acceleration under certain circumstances as more fully described in the section titled “—Agreements with Viracta’s Named Executive Officers.”

(7)

50% of the total shares subject to the award will vest upon certain qualifying publication of Viracta’s clinical trial data, and 50% of the total shares subject to the award will vest in equal monthly installments over the 12 months following achievement of such performance condition, subject to continued service to Viracta through each such vesting date. The award also is subject to vesting acceleration under certain circumstances as more fully described in the section titled “—Agreements with Viracta’s Named Executive Officers.”

(8)

50% of the total shares subject to the award will vest upon certain receipt by Viracta of certain qualifying designations by the FDA and/or EMA, and 50% of the total shares subject to the award will vest in equal monthly installments over the 12 months following achievement of such performance condition, subject to continued service to Viracta through each such vesting date. The award also is subject to vesting acceleration under certain circumstances as more fully described in the section titled “—Agreements with Viracta’s Named Executive Officers.”

Perquisites and Health and Welfare Benefits

Viracta’s named executive officers, during their employment with Viracta, are eligible to participate in Viracta’s employee benefit plans, including Viracta’s medical, dental, group term life, and flexible spending account plans, in each case on the same basis as all of Viracta’s other employees.

Viracta generally does not provide perquisites or personal benefits to Viracta’s named executive officers, except in limited circumstances. Viracta’s board of directors may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in Viracta’s best interests.

Retirement Benefits and Nonqualified Deferred Compensation

Viracta maintains a 401(k) plan but does not maintain nonqualified deferred compensation plans. Viracta’s board of directors may elect to provide Viracta’s officers and other employees with additional benefits in the future if it determines that doing so is in Viracta’s best interests.

Equity Benefit Plans

2016 Equity Incentive Plan

The Viracta Plan was originally adopted by Viracta’s board of directors in January 2017 and was most recently amended in November 2020. Viracta’s stockholders originally approved the Viracta Plan in February 2017 and approved the most recent amendment to the Viracta Plan in November 2020.

The Viracta Plan allows Viracta to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units

(each, an “award” and the recipient of such award, a “participant”) to eligible employees, directors, officers and consultants of Viracta and any parent or subsidiary of Viracta. Following the closing of the Merger, the Viracta Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the Viracta Plan.

As of December 31, 2020, stock options covering 10,079,143 shares of Viracta Common Stock were outstanding under the Viracta Plan, shares purchased pursuant to the early exercise of stock options covering 50,000 shares of Viracta Common Stock were outstanding and subject to continued vesting requirements, and no other awards were outstanding under the Viracta Plan.

Plan Administration

The Viracta Plan is administered by its board of directors or one or more committees appointed by its board of directors. Different committees may administer the Viracta Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer the Viracta Plan and to control its operation, including the authority to construe and interpret the terms of the Viracta Plan and the awards granted under the Viracta Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend and rescind rules and regulations relating to the Viracta Plan, to modify or amend each award and to make all other determinations deemed necessary or advisable for administering the Viracta Plan.

Eligibility

Employees, officers, directors and consultants of Viracta or its parent or subsidiary companies are eligible to receive awards, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and do not directly promote or maintain a market for its securities, in each case, within the meaning of Form S-8 promulgated under the U.S. securities laws. Only its employees or employees of its parent or subsidiary companies are eligible to receive incentive stock options.

Stock Options

Stock options may be granted under the Viracta Plan. The exercise price of options granted under the Viracta Plan must at least be equal to the fair market value of Viracta Common Stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of Viracta’s outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, they may exercise their option for the period of time stated in their option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of the Viracta Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

Stock appreciation rights may be granted under the Viracta Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of Viracta Common Stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, they may exercise their stock appreciation right for the period of time stated in their stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the Viracta Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of Viracta’s common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

Restricted stock may be granted under the Viracta Plan. Restricted stock awards are grants of shares of Viracta Common Stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the Viracta Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to Viracta); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to Viracta’s right of repurchase or forfeiture.

Restricted Stock Units

Restricted stock units may be granted under the Viracta Plan. Subject to the terms and conditions of the Viracta Plan and the individual award agreement, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria, which, depending on the extent to which the criteria are met, will determine the number of restricted stock units that will be paid to a participant. The administrator may set vesting criteria based on the achievement of company-wide, business unit or individual goals (including continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any vesting requirements will be deemed satisfied.

Performance Units and Performance Shares

Performance units and performance shares may be granted under the Viracta Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of Viracta Common Stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Non-transferability of Awards

Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (i) by will, (ii) by the laws of descent and distribution or (iii) as permitted by Rule 701 of the Securities Act.

Certain Adjustments

If there is a dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or its other securities or other change in its corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and class of shares that may be delivered under the Viracta Plan or the number, type and price of shares covered by each outstanding award. The administrator’s determination regarding such adjustments will be final, binding and conclusive.

Dissolution or Liquidation

In the event of its proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and Change of Control

In the event of its merger with or into another corporation or entity or a “change in control” (as defined in the Viracta Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by Viracta without payment) or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (vi) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly.

In the event an award is not assumed or substituted in the event of a merger or change in control, the participant will fully vest in and have the right to exercise an applicable percentage of the then-unvested shares subject to his or her outstanding options and stock appreciation rights, all restrictions on the applicable percentage of his or her restricted stock and restricted stock units will lapse, and, with respect to the applicable percentage of his or her awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. A participant’s applicable percentage will be based on the number of full months that he or she has continuously been a service provider at the time of the change in control, as follows: (i) zero if such number of full months is less than three , (ii) 25% if such number of full months is at least three but less than six , (iii) 50% if such number of full months is at least six but less than nine, (iv) 75% if such number of full months is at least nine but less than 12, and (v) 100% if such number of full months is at least 12. In additional, the administrator will notify each participant in writing or electronically that the option or stock appreciation right, as applicable, will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right, as applicable, will terminate upon the expiration of such period.

Amendment and Termination

Its board of directors may, at any time, terminate or amend the Viracta Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to the Viracta Plan. To the extent necessary and desirable to comply with applicable laws, Viracta will obtain stockholder approval of any amendment to the Viracta Plan. No amendment or alteration of the Viracta Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing.

Viracta Director Compensation

Viracta does not currently have a director compensation policy. Other than cash compensation paid to Dr. Pomerantz and Dr. Ghalie and option awards granted to Dr. Pomerantz, Viracta did not pay any compensation, including equity awards, to any of Viracta’s non-employee directors in 2020. See the “Director Compensation” table below for information about the compensation paid to Dr. Pomerantz and Dr. Ghalie. Viracta reimburses its directors for expenses associated with attending meetings of the board of directors and its committees.

Dr. Royston is Viracta’s only current director who was an employee director during 2020. See the information above in this “Executive Compensation” section for information about Dr. Royston’s compensation that he received for serving as Viracta’s President and Chief Executive Officer during 2020.

The following table presents the total compensation each of Viracta’s non-employee directors received during the year ended December 31, 2020.

Name	Fees Earned Or Paid in Cash	Option Awards(1)	Total
Michael Huang, M.S., M.B.A.	—	—	—
Sam Murphy, Ph.D.	—	—	—
Roger J. Pomerantz, M.D.(2)	$26,027	$215,170	$241,197
Gur Roshwalb, M.D.	—	—	—
Richard Ghalie, M.D.	$15,000	—	$15,000

(1)

In accordance with SEC rules, this column reflects the aggregate grant date fair value of the stock option awards granted during 2020, computed in accordance with FASB ASC 718. These amounts do not reflect the actual economic value that will be realized by the director upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(2)

Dr. Pomerantz joined Viracta’s board of directors in July 2020, and therefore the compensation set forth in the table above reflects the amount earned for the portion of 2020 in which he served on the Viracta board of directors.

On January 8, 2021, Viracta’s board of directors approved increasing Dr. Pomerantz’s compensation as chair of the board of directors to a new total of $150,000 per year, effective as of January 1, 2021.

On January 8, 2021, Viracta’s board of directors granted Dr. Pomerantz a stock option award covering 645,583 shares of Viracta Common Stock. The stock option award was granted under the Viracta Plan and a stock option agreement thereunder and has a per share exercise price equal to $0.40, the fair market value of Viracta Common Stock on the date of grant of the stock option award. The stock option award is scheduled to vest as to 1/48th of the shares subject to the award on the last day of the month in which the Merger closes, and as to 1/48th of the shares subject to the award each month thereafter, subject to Dr. Pomerantz remaining a service provider to Viracta through each applicable vesting date. If the closing of the Merger does not occur on or before June 30, 2021, the stock option award will terminate.

On January 8, 2021, Viracta’s board of directors granted Dr. Pomerantz an award of RSUs covering 1,291,758 shares. The award of RSUs was granted under the Viracta Plan and an RSU agreement thereunder. The RSU award is scheduled to vest as to 1/8th of the shares subject to the award on the first quarterly vesting date that occurs following the closing of the Merger, and as to 1/16th of the shares subject to the RSU awards each quarter thereafter, subject to Dr. Pomerantz remaining a service provider to Viracta through each applicable vesting date. If the closing of the Merger does not occur on or before June 30, 2021, the RSU award will terminate.

RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY

Described below are any transactions occurring since January 1, 2019 and any currently proposed transactions to which either Sunesis or Viracta was a party and in which

•	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of Sunesis or Viracta’s total assets, as applicable, at year-end for the last two completed fiscal years; and

•

a director, executive officer, holder of more than 5% of the outstanding capital stock of Sunesis or Viracta, or any member of such person’s immediate family had or will have a direct or indirect material interest.

In addition to the transactions described below, please see the compensation agreements and other arrangements described under the sections titled “The Merger—Interests of the Sunesis Directors and Executive Officers in the Merger” beginning on page 151 of this proxy statement/prospectus/information statement and “The Merger—Interests of the Viracta Directors and Executive Officers in the Merger” beginning on page 156 of this proxy statement/prospectus/information statement.

Sunesis Transactions

Employment Arrangements

Sunesis currently has written employment agreements with Sunesis’s executive officers. For information about Sunesis’s employment agreements with Sunesis’s named executive officers, refer to “Executive Compensation of Sunesis—Agreements with Sunesis’s Named Executive Officers.”

Related-Person Transactions Policy and Procedures

Sunesis’s policy requires that any transaction with an executive officer, director, nominee for the election as a director, beneficial owner of more than 5% of any class of Sunesis Common Stock or any member of the immediate family of any of the foregoing persons, must first be presented to the Audit Committee for review, consideration and approval, to the extent required by SEC regulations. This policy is included in Sunesis’s Code of Business Conduct and Ethics.

Viracta Transactions

Convertible Preferred Stock Issuances

In November 2018 and January 2019, Viracta issued and sold an aggregate of 12,766,166 shares of its Series C convertible preferred stock at a purchase price of $0.8378 per share, in cash or conversion of indebtedness, for an aggregate purchase price of $10.7 million.

Also in January 2019, in connection with the final closing of the Series C convertible preferred stock financing, Viracta issued an aggregate of 8,122,065 shares of its Series B convertible preferred stock in exchange for the cancellation of outstanding convertible promissory notes at a purchase price of $0.7139 per share, for an aggregate purchase price of $5.8 million.

In October 2019, Viracta issued and sold 17,138,320 shares of its Series D convertible preferred stock at a purchase price of $0.9788 per share for an aggregate purchase price of $16.8 million.

In November 2020, Viracta issued and sold 66,061,102 shares of its Series E convertible preferred stock at a purchase price of $0.6055 per share for an aggregate purchase price of $40.0 million.

Purchasers of Viracta’s Series B, Series C, Series D and Series E convertible preferred stock include stockholders that beneficially owned more than 5% of Viracta’s outstanding capital stock at the time of such transactions and/or are represented on Viracta’s board of directors. The following tables present the number of shares purchased and the total purchase price paid by these entities.

Series B Convertible Preferred Stock Issued in January 2019 upon Conversion of Convertible Promissory Notes

Investor	Shares of Series B Convertible Preferred Stock	Total Purchase Price
Forward Ventures V, L.P.(1)(2)	1,656,933	$1,182,884
NantKwest, Inc.(1)(3)	1,051,873	$750,932
Entities Affiliated with LVP GP III, LLC(1)(4)	837,124	$597,623

(1)

Additional details regarding this stockholder and its equity holdings, including the identities of the natural persons who exercise voting and dispositive power with respect to its shares, are provided herein under the section titled “Principal Stockholders of Viracta.”

(2)	Stan Fleming, a former member of Viracta’s board of directors, is the general partner of Forward Ventures V, L.P.
(3)

Patrick Soon-Shiong, a former member of Viracta’s board of directors, is the Executive Chairman of NantKwest, Inc. Barry Simon, a former member of Viracta’s board of directors, is the President and Chief Administrative Officer of NantKwest, Inc.

(4)

LVP Life Science Ventures III, L.P., LVP III Associates, L.P. and LVP III Partners, L.P. are each affiliated with LVP GP III, LLC. The shares of these entities are aggregated for purposes of reporting share ownership. Jim Woody, a former member of Viracta’s board of directors, is a member of LVP GP III, LLC.

Series C Convertible Preferred Stock Financing

Investor	Shares of Series C Convertible Preferred Stock	Total Purchase Price
Splendris International Limited(1)(2)	11,936,023	$10,000,000
Entities Affiliated with LVP GP III, LLC (1)(3)	698,580	$585,274

(1)

Additional details regarding this stockholder and its equity holdings, including the identities of the natural persons who exercise voting and dispositive power with respect to its shares, are provided herein under the section titled “Principal Stockholders of Viracta.”

(2)

Sam Murphy, a member of Viracta’s board of directors, is the VP and Head of International Business Development for Shenzhen Salubris Pharmaceuticals Co. Ltd. Splendris International Limited is a wholly owned subsidiary of Shenzhen Salubris Pharmaceuticals Co. Ltd.

(3)

LVP Life Science Ventures III, L.P., LVP III Associates, L.P. and LVP III Partners, L.P. are each affiliated with LVP GP III, LLC. The shares of these entities are aggregated for purposes of reporting share ownership. Jim Woody, a former member of Viracta’s board of directors, is a member of LVP GP III, LLC.

Series D Convertible Preferred Stock Financing

Investor	Shares of Series D Convertible Preferred Stock	Total Purchase Price
Taiwania Capital Buffalo II Bioventures(1)(2)	6,129,955	$6,000,000
Forward Ventures V, L.P.(1)(3)	1,787,903	$1,749,999
Entities Affiliated with LVP GP III, LLC (1)(4)	1,787,903	$1,749,999

(1)

Additional details regarding this stockholder and its equity holdings, including the identities of the natural persons who exercise voting and dispositive power with respect to its shares, are provided herein under the section titled “Principal Stockholders of Viracta.”

(2)	Michael Huang, a member of Viracta’s board of directors, is the Managing Partner of Taiwania Capital Management Corporation, the investment manager of Taiwania Capital Buffalo II Bioventures.
(3)	Stan Fleming, a former member of Viracta’s board of directors, is the general partner of Forward Ventures V, L.P.
(4)

LVP Life Science Ventures III, L.P., LVP III Associates, L.P. and LVP III Partners, L.P. are each affiliated with LVP GP III, LLC. The shares of these entities are aggregated for purposes of reporting share ownership. Jim Woody, a former member of Viracta’s board of directors, is a member of LVP GP III, LLC.

Series E Convertible Preferred Stock Financing

Investor	Shares of Series E Convertible Preferred Stock	Total Purchase Price
Entities affiliated with aMoon 2 Fund G.P. Limited Partnership(1)(2)	49,545,829	$30,000,000
Taiwania Capital Buffalo II Bioventures (1)(3)	6,606,110	$4,000,000
Entities Affiliated with LVP GP III, LLC (1)(4)	4,954,583	$3,000,000

(1)

Additional details regarding this stockholder and its equity holdings, including the identities of the natural persons who exercise voting and dispositive power with respect to its shares, are provided herein under the section titled “Principal Stockholders of Viracta.”

(2)

aMoon 2 Fund Limited Partnership and aMoon—VRC SPV Limited Partnership are each affiliated with aMoon 2 Fund G.P. Limited Partnership. The shares of these entities are aggregated for purposes of reporting share ownership. Gur Roshwalb, a member of Viracta’s board of directors, is a Managing Director of aMoon.

(3)	Michael Huang, a member of Viracta’s board of directors, is the Managing Partner of Taiwania Capital Management Corporation, the investment manager of Taiwania Capital Buffalo II Bioventures.
(4)

LVP Life Science Ventures III, L.P., LVP III Associates, L.P. and LVP III Partners, L.P. are each affiliated with LVP GP III, LLC. The shares of these entities are aggregated for purposes of reporting share ownership. Jim Woody, a former member of Viracta’s board of directors, is a member of LVP GP III, LLC.

Pre-Closing Financing

In November 2020, Viracta entered into the CSPA for the Pre-Closing Financing. Purchasers of Viracta’s Common Stock in the Pre-Closing Financing include stockholders that beneficially own more than 5% of Viracta’s current outstanding capital stock, will own more than 5% of Viracta’s outstanding capital stock following the Pre-Closing Financing and/or are represented on Viracta’s board of directors. The following tables present the number of shares to be purchased and the total purchase price to be paid by these entities.

Investor	Shares of Common Stock	Total Purchase Price
Entities affiliated with Biotechnology Value Fund(1)	24,722,914	$15,000,000
aMoon—VRC SPV Limited Partnership(1)(2)	16,515,276	$10,000,000
Forward Ventures V, L.P. (1)(3)	825,763	$500,000

(1)

Additional details regarding this stockholder and its equity holdings, including the identities of the natural persons who exercise voting and dispositive power with respect to its shares, are provided herein under the section titled “Principal Stockholders of Viracta.”

(2)	Gur Roshwalb, a member of Viracta’s board of directors, is a Managing Director of aMoon.

(3)	Stan Fleming, a former member of Viracta’s board of directors, is the general partner of Forward Ventures V, L.P.

Investors’ Rights Agreement

Viracta is party to an investors’ rights agreement with certain holders of its capital stock, including entities affiliated with aMoon 2 Fund G.P. Limited Partnership, entities affiliated with LVP GP III, LLC, Forward Ventures V, L.P., NantKwest, Inc., Taiwania Capital Buffalo II Bioventures, L.P., Splendris International Limited and an affiliate of Ivor Royston, Viracta’s President, Chief Executive Officer and a member of its board of directors. Under Viracta’s investors’ rights agreement, certain holders of Viracta’s capital stock have the right to demand that Viracta file a registration statement or request that their shares of capital stock be covered by a registration statement that Viracta is otherwise filing. Upon the consummation of the Merger, the registration rights will terminate and none of Viracta’s stockholders will have any special rights regarding the registration of their shares.

Voting Agreement

Viracta is party to a voting agreement with certain holders of its capital stock, including entities affiliated with aMoon 2 Fund G.P. Limited Partnership, entities affiliated with LVP GP III, LLC, Forward Ventures V, L.P., NantKwest, Inc., Taiwania Capital Buffalo II Bioventures, L.P., Splendris International Limited, Roger Pomerantz, Viracta’s Board Chair, Richard Ghalie, a member of Viracta’s board of directors Ivor Royston, Viracta’s President, Chief Executive Officer and a member of its board of directors, Daniel Chevallard, Viracta’s Chief Financial Officer, and Lisa Rojkjaer, Viracta’s Chief Medical Officer. The parties to the voting agreement have agreed, subject to certain conditions, to vote the shares of Viracta capital stock held by them so as to elect the following individuals as directors: (1) two individuals designated by the holders of a majority of the outstanding shares of Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, currently Michael Huang and Sam Murphy, (2) one individual who is an industry expert designated by the holders of a majority of the outstanding shares of Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, voting together as a single class and on an as-converted to Viracta Common Stock basis, currently Richard Ghalie, (3) one individual designated by aMoon, so long as aMoon owns any shares of Series E Preferred Stock, currently Gur Roshwalb (4) one individual designated by the holders of a majority of the outstanding shares of Viracta Series E Preferred Stock, currently vacant (5) one individual who is an industry expert designated by the holders of a majority the outstanding shares of Series E Preferred Stock, currently Roger Pomerantz, and (6) Viracta’s Chief Executive Officer, currently Ivor Royston. Upon the consummation of the Merger, the obligations of the parties to the voting agreement to vote their shares so as to elect these nominees, as well as the other rights and obligations under this agreement, will terminate and none of Viracta’s stockholders will have any special rights regarding the nomination, election or designation of members of the combined company’s board of directors.

Indemnification agreements

Viracta has entered into separate indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in Viracta’s amended and restated certificate of incorporation and bylaws. The indemnification agreements and the combined company’s amended restated certificate of incorporation and bylaws that will be in effect upon the closing of this offering require the combined company to indemnify its directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law.

DESCRIPTION OF SUNESIS CAPITAL STOCK

As of the date of this proxy statement/prospectus/information statement, Sunesis’s amended and restated certificate of incorporation authorizes it to issue 400,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

The following is a summary of the rights of the Sunesis common and preferred stockholders, of some of the provisions of Sunesis’s amended and restated certificate of incorporation and amended and restated bylaws and of the DGCL. This summary is not complete. For more detailed information, please see Sunesis’s amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the Registration Statement, of which this proxy statement/prospectus/information statement is a part and which may be obtained as described below under “Where You Can Find More Information,” as well as the relevant provisions of the DGCL.

Common Stock and Preferred Stock

Voting. The holders of Sunesis Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights with respect to the election of directors. Generally, all matters to be voted on by stockholders must be approved by the holders of a majority of the Sunesis Common Stock and Preferred Stock (voting together as a single class on an as-if converted basis), or, in the case of the election of directors, a plurality, represented at a meeting at which a quorum is present.

Dividends. Subject to preferences that may be applicable to the outstanding shares of Preferred Stock, the holders of Sunesis Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor.

Liquidation. Upon the liquidation, dissolution or winding up of Sunesis, holders of Sunesis Common Stock are entitled to share ratably in all assets legally available for distribution to Sunesis stockholders remaining after payment of liabilities and the liquidation preferences of outstanding shares of Preferred Stock.

Rights and Preferences. Holders of Sunesis Common Stock have no preemptive rights and no right to convert their Sunesis Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to Sunesis Common Stock.

Anti-Takeover Effects of Provisions of Sunesis’s Charter Documents and Delaware Law

Charter Documents

In accordance with Sunesis’s amended and restated certificate of incorporation, Sunesis’s board of directors is divided into three classes, with staggered three-year terms. Only one class of directors is elected at each annual meeting of Sunesis’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because Sunesis’s stockholders do not have cumulative voting rights, in the case of the election of directors, holders of a plurality of Sunesis Common Stock represented at a meeting at which a quorum is present will be able to elect all of Sunesis’s directors. Sunesis’s amended and restated certificate of incorporation and Sunesis’s amended and restated bylaws provide that all actions taken by the holders of Common Stock must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only Sunesis’s board of directors, chairman of the board, chief executive officer, or president (in the absence of a chief executive officer) or holder of greater than 10% of Sunesis Common Stock may call a special meeting of stockholders. Sunesis’s amended and restated certificate of incorporation requires a 66- 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of Sunesis’s amended and restated certificate of incorporation and Sunesis’s amended and restated bylaws relating to the absence of cumulative voting, the classification of Sunesis’s board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders.

The classification of Sunesis’s board of directors, the lack of cumulative voting and the 66- 2/3% stockholder voting requirements make it more difficult for Sunesis’s existing holders of Sunesis Common Stock to replace Sunesis’s board of directors as for another party to obtain control of Sunesis by replacing Sunesis’s board of directors. Since Sunesis’s board of directors has the power to retain and discharge its officers, these provisions could also make it more difficult for existing holders of Sunesis Common Stock or another party to effect a change in management.

In addition, the authorization of undesignated Preferred Stock makes it possible for Sunesis’s board of directors to issue shares of Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change Sunesis’s control. Sunesis’s amended and restated certificate of incorporation authorizes Sunesis’s board of directors to issue up to 10,000,000 shares of Sunesis’s Preferred Stock, of which, as of December 31, 2019: (i) 5,000,000 are designated Series A Preferred Stock, none of which are issued and outstanding as, (ii) 30,000 are designated as Series B Preferred Stock, none of which are issued and outstanding, (iii) 3,000 are designated as Series C Preferred Stock, none of which are issued and outstanding, (iv) 2,500 are designated as Series D Preferred Stock, none of which are issued and outstanding, (v) 17,000 are designated as Series E Preferred Stock, 10,000 of which are issued and outstanding and (vi) 8,333 are designated as Series F Preferred Stock, all of which are issued and outstanding. For a complete description of the terms and provisions of Sunesis’s Preferred Stock, refer to Sunesis’s amended and restated certificate of incorporation and Sunesis’s amended and restated bylaws, both of which are filed as exhibits hereto.

These provisions may have the effect of deterring hostile takeovers or delaying changes in Sunesis’s control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of Sunesis’s board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened change in control. These provisions are designed to reduce Sunesis’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for Sunesis’s shares and, as a consequence, they also may inhibit fluctuations in the market price of Sunesis’s shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in Sunesis’s management.

Delaware Anti-Takeover Law

Sunesis is subject to Section 203 of the DGCL, which generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 of the DGCL defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 of the DGCL defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of its then outstanding Sunesis Common Stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or subject to the rights of holders of preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divides the Sunesis Board into three classes;

•	require that any action to be taken by its stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of Sunesis Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of its stockholders may be called only by the chairman of the Sunesis Board, its Chief Executive Officer or by the Sunesis Board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies); and

•

provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on its behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of its directors or officers to its or its stockholders, (3) any action asserting a claim against it arising pursuant to any provision of the DGCL or its amended and restated certificate of incorporation or amended and restated bylaws, or (4) any action asserting a claim against it governed by the internal affairs doctrine.

The amendment of any of these provisions, with the exception of the ability of the Sunesis Board to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the outstanding Sunesis Common Stock. Sunesis’s amended and restated certificate of incorporation and amended and restated bylaws provide that, unless Sunesis consents in writing to the selection of an alternative forum, the Court of Chancery of the State of

Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation or any director, officer or other employee of the corporation arising pursuant to any provision of the DGCL or the charter or bylaws of Sunesis, or (iv) any action asserting a claim against the corporation or any director, officer or other employee of the corporation governed by the internal affairs doctrine.

Forum Selection Bylaw

Sunesis’s amended and restated bylaws provide that, unless Sunesis consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on Sunesis’s behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against Sunesis arising under the DGCL; (iv) any action regarding the Bylaws; (v) any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (vi) any action asserting a claim against Sunesis that is governed by the internal affairs doctrine. Sunesis’s amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Sunesis believes this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against Sunesis’s directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for Sunesis Common Stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing on the Nasdaq Capital Market

Sunesis Common Stock is listed on The Nasdaq Capital Market under the symbol “SNSS”.

COMPARISON OF RIGHTS OF HOLDERS OF VIRACTA STOCK AND SUNESIS STOCK

General

Sunesis and Viracta are both incorporated under the laws of the State of Delaware. The rights of Sunesis stockholders and Viracta stockholders are generally governed by the DGCL. Upon completion of the Merger, Viracta stockholders will become Sunesis stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Sunesis and the amended and restated certificate of incorporation of Sunesis, as amended.

The material differences between the current rights of Viracta stockholders under Viracta’s amended and restated certificate of incorporation and amended and restated bylaws and their rights as Sunesis stockholders, after the Merger, under Sunesis’s amended and restated certificate of incorporation and its amended and restated bylaws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Sunesis or Viracta before the Merger and being a Sunesis stockholder following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 331 of this proxy statement/prospectus/information statement.

Authorized Capital Stock

Viracta

Viracta’s amended and restated certificate of incorporation authorizes the issuance of up to 413,844,303 shares of common stock, $0.0001 par value per share, and 154,723,497 shares of preferred stock, $0.0001 par value per share, of which 34,361,663 shares are designated Series A-1 Preferred Stock, 23,549,212 shares are designated Series B Preferred Stock, 12,766,166 shares are designated Series C Preferred Stock, 17,266,027 shares are designated Series D Preferred Stock, and 66,780,429 shares are designated Series E Preferred Stock.

Sunesis

Sunesis’s amended and restated certificate of incorporation authorizes the issuance of up to 400,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share.

The Merger Agreement contemplates an amendment to Sunesis’s amended and restated certificate of incorporation in connection with the closing of the Merger to implement the Reverse Split.

Conversion Rights and Protective Provisions

Viracta

The amended and restated certificate of incorporation of Viracta provides that each holder of shares of Viracta Preferred Stock shall, subject to certain conditions, have the right to convert such shares into shares of Viracta Common Stock at any time in accordance with the amended and restated certificate of incorporation of Viracta. The current conversion rates of the Viracta Preferred Stock provide that each share of Viracta Series A-1 Preferred Stock converts into approximately 1.25 shares of Viracta Common Stock, each share of Viracta Series B Preferred Stock converts into approximately 1.06 shares of Viracta Common Stock, each share of Viracta Series C Preferred Stock converts into approximately 1.11 shares of Viracta Common Stock, each share of Viracta Series D Preferred Stock converts into approximately 1.16 shares of Viracta Common Stock, and each shares of Viracta Series E Preferred Stock converts into 1.00 shares of Viracta Common Stock. The applicable conversion rates of each series of Viracta Preferred Stock are subject to further adjustment if Viracta issues additional shares of Viracta Common Stock at a price per share below the applicable conversion price of a series of Viracta Preferred Stock, subject to certain customary exceptions. The current conversion prices of the Viracta Preferred Stock are: $0.3186 for the Viracta Series A-1 Preferred Stock, $0.6747 for the Viracta Series B Preferred Stock, $0.7538 for the Viracta Series C Preferred Stock, $0.8439 for the Viracta Series D Preferred Stock, and $0.6055 for the Viracta Series E Preferred Stock.

The amended and restated certificate of incorporation of Viracta provides that for so long as any shares of Viracta Preferred Stock shall be outstanding, Viracta shall not, without the written consent or affirmative vote of the holders two-thirds of the outstanding shares of Viracta Preferred Stock, voting together on a single class and on an as-converted to Viracta Common Stock basis, given in writing or by vote at a meeting: (i) amend, alter or repeal any provision of Viracta’s amended and restated certificate of incorporation or amended and restated bylaws in a manner that adversely affects the powers, preferences or rights of Viracta’s Preferred Stock or any series thereof; (ii) increase or decrease the authorized number of shares of Viracta’s Preferred Stock or any series thereof, or increase the authorized number of shares of any additional class or series of capital stock; (iii) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of Viracta, the payment of dividends and rights of redemption; (iv) increase the total number of authorized shares authorized for issuance under any existing stock or option plan or create any new stock or option plan; (v) liquidate, dissolve or wind-up Viracta’s business and affairs, effect any merger or consolidation or any other Deemed Liquidation Event (as defined in Viracta’s amended and restated certificate of incorporation), or consent to any of the foregoing; (vi) sell, assign, license, encumber or dispose of any material portion of Viracta’s assets, operating business, material technology or intellectual property; (vii) create or authorize the creation of, or issue or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of Viracta and its subsidiaries for borrowed money following such action would exceed $500,000; (viii) (A) reclassify, alter or amend any existing security of Viracta that is pari passu with the Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock or Series A-1 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of Viracta, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the series of Preferred Stock to which it was previously pari passu in respect of any such right, preference or privilege, or (B) reclassify, alter or amend any existing security of Viracta that is junior to the Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock or Series A-1 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of Viracta, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the series of Preferred Stock to which it was previously junior in respect of any such right, preference or privilege; (ix) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of Viracta’s capital stock, subject to limited exceptions; (x) create or hold stock in any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by Viracta, or sell, transfer or dispose of any capital stock of any direct or indirect subsidiary of Viracta, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all assets of such subsidiary; (xi) enter into or permit to exist any transaction or series of transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) of any kind whatsoever with, or for the benefit of, any director of Viracta or any of its subsidiaries, any officer of Viracta or any of its subsidiaries, any stockholder holding five percent (5%) or more of the then outstanding capital stock of Viracta, any affiliate of such persons, or, where such person is an individual, such person’s ancestors, siblings, descendants and spouses, except for reasonable compensation arrangements that are approved by the Viracta board of directors, including a majority of the directors duly elected by holders of Preferred Stock then in office; (xii) increase or decrease the authorized number of directors constituting the Viracta board of directors; or (xiii) cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-

based assets, including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for digital tokens, cryptocurrency or other blockchain-based assets.

The amended and restated certificate of incorporation of Viracta provides that for so long as any shares of Viracta Series D Preferred Stock remain outstanding, Viracta shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Viracta amended and restated certificate of incorporation) the written consent or affirmative vote of the holders of at least sixty percent (60%) of the then outstanding shares of Viracta Series D Preferred Stock, given in writing or by vote at a meeting: (i) amend, alter or repeal any provision of the amended and restated certificate of incorporation or amended and restated bylaws of Viracta, each as may be amended from time to time, in a manner that adversely affects the powers, preferences or rights of the Viracta Series D Preferred Stock differently than such amendment, alteration or repeal affects any other series of Viracta Preferred Stock, provided that, for the avoidance of doubt, an amendment to the amended and restated certificate of incorporation to authorize or create a new series of preferred stock that is senior to the Viracta Series D Preferred Stock in dividends or liquidation preference will not be deemed to adversely affect the holders of the Viracta Series D Preferred Stock differently than it affects any other series of Viracta Preferred Stock; or (ii) increase or decrease the number of authorized shares of Viracta Series D Preferred Stock.

The amended and restated certificate of incorporation of Viracta provides that for so long as any shares of Viracta Series E Preferred Stock remain outstanding, Viracta shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Viracta amended and restated certificate of incorporation) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Viracta Series E Preferred Stock, given in writing or by vote at a meeting: (i) amend, alter or repeal any provision of the certificate of incorporation or bylaws of Viracta, each as may be amended from time to time, in a manner that adversely affects the powers, preferences or rights of the Viracta Series E Preferred Stock differently than such amendment, alteration or repeal affects any other series of Viracta Preferred Stock, provided that, for the avoidance of doubt, an amendment to the certificate of incorporation of Viracta to authorize or create a new series of preferred stock that is senior to the Viracta Series E Preferred Stock in dividends or liquidation preference will not be deemed to adversely affect the holders of the Viracta Series E Preferred Stock differently than it affects any other series of Viracta Preferred Stock; (ii) increase or decrease the number of authorized shares of Viracta Series E Preferred Stock; or (iii) at any time following the date that is six (6) months following the original issue date of the Viracta Series E Preferred Stock, effect any Deemed Liquidation Event, Qualified IPO or any other Qualifying Transaction (each as defined in the amended and restated certificate of incorporation of Viracta).

The Amended and Restated Investors’ Rights Agreement (the “Viracta IRA”), by and among Viracta and the other parties thereto as Viracta stockholders (collectively the “Viracta Stockholders”) provides the Viracta Stockholders holding at least 800,000 shares of Registrable Securities (as defined in the Viracta IRA) with a right of first offer to purchase up to their respective pro rata share of certain securities that Viracta may propose to sell and issue (other than certain excluded securities). The Viracta IRA will be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Sunesis or the surviving company.

The Amended and Restated Right of First Refusal and Co-Sale Agreement (the “Viracta ROFR & Co-Sale Agreement”), by and among Viracta and the Viracta Stockholders party thereto also provides Viracta (first) and certain of the Viracta Stockholders (second) with a right of first refusal in the event a Key Holder (as defined in the Viracta ROFR & Co-Sale Agreement) proposes to transfer any Viracta Common Stock it holds. The Viracta ROFR & Co-Sale Agreement will be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Sunesis or the surviving company.

Sunesis

Sunesis’s amended and restated certificate of incorporation provides that holders of Sunesis Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to Sunesis Common Stock. The rights, preferences and privileges of the holders of Sunesis Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Sunesis preferred stock that Sunesis may designate and issue in the future.

Number of Directors

Viracta

Viracta’s amended and restated bylaws provide that the number of directors shall be set from time to time by the Viracta Board. The Amended and Restated Voting Agreement (the “Viracta Voting Agreement”), by and among Viracta and the Viracta Stockholders party thereto provides that the number of authorized directors shall be set and remain at seven directors.

Sunesis

Sunesis’s amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any special rights of the holders of any series of preferred stock to elect directors, Sunesis’s authorized number of directors shall be determined from time to time by resolution of the Sunesis Board of Directors (the “Board”), provided the Sunesis Board shall consist of at least one member.

Stockholder Nominations and Proposals

Viracta

None.

Sunesis

Sunesis’s amended and restated bylaws provide that that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice.

Classification of Board of Directors

Viracta

Viracta’s amended and restated certificate of incorporation and amended and restated bylaws do not provide for the division of the Viracta Board into staggered classes.

Sunesis

Sunesis’s amended and restated certificate of incorporation provides that the directors shall be divided into three classes, with each class having a three-year term expiring on a staggered basis.

Removal of Directors

Viracta

Viracta’s amended and restated bylaws provide that, any director may be removed from the Viracta Board at any time, with or without cause, by the holders of a majority of the shares of capital stock of Viracta entitled to vote at an election of directors.

The Viracta Voting Agreement provides that the board of directors shall consist of (1) two individuals designated by the holders of a majority of the outstanding shares of Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, (2) one individual who is an industry expert designated by the holders of a majority of the outstanding shares of Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, voting together as a single class and on an as-converted to Viracta Common Stock basis, (3) one individual designated by aMoon, so long as aMoon owns any shares of Series E Preferred Stock, (4) one individual designated by the holders of a majority of the outstanding shares of Viracta Series E Preferred Stock, (5) one individual who is an industry expert designated by the holders of a majority the outstanding shares of Series E Preferred Stock, and (6) Viracta’s chief executive officer. If any director resigns or is removed, they shall be replaced by a person nominated in accordance with the previous sentence. The Viracta Voting Agreement will be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Sunesis or the surviving company.

Sunesis

Under Sunesis’s amended and restated bylaws and amended and restated certificate of incorporation, except as may otherwise be provided by the DGCL and subject to the special rights of the holders of any series of preferred stock to elect directors, the Sunesis Board or any individual Sunesis director may be removed (i) with cause by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of voting stock of the Corporation, entitled to vote at an election of directors (the “Voting Stock”) or (ii) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then-outstanding shares of the Voting Stock. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

Vacancies on the Board of Directors

Viracta

Viracta’s amended and restated bylaws provide that vacancies occurring on its board of directors may be filled by affirmative vote of the majority of directors then in office, even if less than a quorum, or by a sole remaining director. If the holders of any class or classes of stock are entitled to elect one or more directors by the provisions of Viracta’s amended and restated certificate of incorporation, a majority of the directors elected by such class or classes then in office may fill such vacancy or vacancies.

Sunesis

Sunesis’s amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to the rights of the holders of any series of preferred stock, any vacancies on the Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board, and not by the stockholders.

Voting Stock

Viracta

Viracta’s amended and restated certificate of incorporation provides that every stockholder shall be entitled to one vote in person or by proxy for each share of common stock of Viracta held by them (including Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock on an as-converted basis) as of the record date for such meeting; provided, however, that, except as otherwise required by law, holders of Viracta Common Stock shall not be entitled to vote on any amendment of the amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of Viracta preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation or pursuant to the DGCL.

Sunesis

The Sunesis Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Cumulative Voting

Viracta

Viracta’s amended and restated certificate of incorporation provides there shall be no cumulative voting.

Sunesis

Sunesis’s amended and restated certificate of incorporation provides there shall be no cumulative voting.

Stockholder Action by Written Consent

Viracta

Viracta’s amended and restated bylaws provide that any action required by the DGCL or permitted to be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Sunesis

Sunesis’s amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Notice of Stockholder Meeting

Viracta

Viracta’s amended and restated bylaws provide that except as otherwise provided by statute, its amended and restated certificate of incorporation, as amended, or the amended and restated bylaws, notice of each annual or special meeting of the stockholders shall be given to each stockholder of record entitled to vote at such meeting not less than ten, and nor more than 60, days before the day of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. Every such notice shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Sunesis

Sunesis’s amended and restated bylaws provide that written notice of a meeting of the stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present virtually and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice shall be given (i) if mailed, when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the corporation’s records or (ii) if electronically transmitted as provided in the bylaws. Notice need not be given to any stockholder who submits a written waiver of notice signed by him or her before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

Special Stockholder Meetings

Viracta

Viracta’s amended and restated bylaws provide that a special meeting of the stockholders may be called at any time by the Viracta Board, Chairperson of the Viracta Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

Sunesis

Under Sunesis’s amended and restated bylaws and amended and restated certificate of incorporation, special meetings of the stockholders may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairman of the Sunesis Board, (ii) the Chief Executive Officer, (iii) the Sunesis Board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Sunesis Board for adoption) or (iv) by the holders of the shares entitled to cast not less than ten percent (10%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Sunesis Board shall fix.

Indemnification

Viracta

Viracta has entered into separate indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in Viracta’s amended and restated certificate of incorporation and amended and restated bylaws. The indemnification agreements and Viracta’s amended restated certificate of incorporation and amended and restated bylaws that will be in effect upon the closing of this offering require the combined company to indemnify its directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law.

Sunesis

Sunesis’s amended and restated certificate of incorporation and amended and restated bylaws provide that to the fullest extent permitted by law, Sunesis is authorized to provide indemnification any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or agent of Sunesis or any predecessor of Sunesis, or serves or served at any other enterprise as a director, officer or agent at the request of Sunesis or any predecessor to Sunesis, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such action or proceeding. Sunesis shall be required to indemnify a person in connection with an action or proceeding initiated by such person only if the Proceeding was authorized by the Board.

Sunesis has entered into separate indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in Sunesis’s amended and restated certificate of incorporation and amended and restated bylaws.

Amendment of Amended and Restated Certificate of Incorporation

Viracta

The Viracta Board and stockholders may amend, alter, change or repeal any provision of Viracta’s amended and restated certificate of incorporation, as amended, in a manner prescribed by statue; provided that (i) any such amendment may be subject to the protective provisions described above, (ii) except as otherwise required by law, holders of Viracta Common Stock, as such, shall not be entitled to vote on any amendment to Viracta’s amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of Viracta Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to Viracta’s amended and restated certificate of incorporation or pursuant to the DGCL and (iii) any amendment, repeal or modification of Article Tenth of Viracta’s amended and restated certificate of incorporation shall not (a) adversely affect any right or protection of any director, officer or other agent of Viracta existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of Viracta with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

Sunesis

Sunesis’s amended and restated certificate of incorporation provides that Sunesis reserves the right to amend, alter, change or repeal any provision contained in the amended and restated certificate of incorporation, in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation; provided that notwithstanding anything to the contrary contained in Sunesis’s amended and restated certificate of incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, but in addition to any affirmative vote of the holders of any particular class or series of Sunesis required by law or by Sunesis’s amended and restated certificate of incorporation or any certificate of designation filed with respect to a series of preferred stock that may be designated from time to time, subject to the rights of the holders of any series of preferred stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of Sunesis entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI or VII of Sunesis’s amended and restated certificate of incorporation.

Amendment of Amended and Restated Bylaws

Viracta

Under Viracta’s amended and restated certificate of incorporation, the Viracta Board is expressly authorized to make, repeal, alter, amend and rescind any or all of Viracta’s amended and restated bylaws, subject to the protective provisions described above. Viracta’s amended and restated bylaws provide that the amended and restated bylaws may be adopted, amended or repealed by the stockholders entitled to vote.

Sunesis

Sunesis’s amended and restated certificate of incorporation and amended and restated bylaws provide that the Sunesis Board is expressly empowered to make, alter or repeal Sunesis’s amended and restated bylaws. Any adoption, amendment or repeal of the Sunesis amended and restated bylaws by the Sunesis Board shall require the approval of a majority of the authorized number of directors. Sunesis’s amended and restated certificate of incorporation also provides that the Sunesis stockholders shall also have power to make, alter or repeal Sunesis’s amended and restated bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of Sunesis required by law or by Sunesis’s amended and restated certificate of incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of Sunesis capital stock entitled to vote generally in the election of directors, voting together as a single class.

Forum Selection

Viracta

Viracta’s amended and restated certificate of incorporation provides that unless Viracta consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Viracta, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Viracta to Viracta or Viracta’s stockholders, (iii) any action asserting a claim against Viracta, its directors, officers or employees arising pursuant to any provision of the DGCL or Viracta’s amended and restated certificate of incorporation or amended and restated bylaws or (iv) any action asserting a claim against Viracta, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this paragraph shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this paragraph (including, without limitation, each portion of any sentence of this paragraph containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Sunesis

Sunesis’s amended and restated bylaws provide that, unless Sunesis consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on Sunesis’s behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against Sunesis arising under the DGCL; (iv) any action regarding the Bylaws; (v) any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (vi) any action asserting a claim against Sunesis that is governed by the internal affairs doctrine. Sunesis’s amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

PRINCIPAL STOCKHOLDERS OF SUNESIS

The following table sets forth certain information regarding the ownership of Sunesis Common Stock as of December 31, 2020 by: (i) each person or group of affiliated persons known by Sunesis to be the beneficial owner of more than 5% of its common stock; (ii) each director; (iii) each of Sunesis’s named executive officers; (iv) and all executive officers and directors of Sunesis as a group.

The following table is based upon information supplied by officers, directors and principal stockholders and Schedules 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Sunesis believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 18,108,307 shares outstanding on December 31, 2020, adjusted as required by rules promulgated by the SEC. Unless otherwise indicated, the address for the following stockholders is: c/o Sunesis Pharmaceuticals, Inc., 395 Oyster Point Boulevard, Suite 400, South San Francisco, CA 94080.

	Beneficial Ownership(1)
Beneficial Owner	Number of Shares (#)	Percent of Total (%)
Greater than 5% stockholders
Entities affiliated with BVF Inc.(3)	1,815,308	9.98%
Entities affiliated with Laurence W. Lytton(4)	1,598,519	8.83%
Entities affiliated with Ayrton Capital LLC(5)	1,086,956	6.00%
Entities affiliated with Aisling Capital IV, LP(6)	1,010,000	5.58%
Executive Officers and Directors
Dayton Misfeldt(7)	337,311	1.86%
William P. Quinn(8)	35,732	*
Judith A. Fox(9)	37,310	*
Steven B. Ketchum, Ph.D.(10)	20,066	*
James W. Young, Ph.D.(11)	19,351	*
Homer L. Pearce, Ph.D.(12)	18,414	*
David C. Stump, M.D.(13)	18,414	*
Steve R. Carchedi(14)	17,332	*
H. Ward Wolff(15)	14,375	*
Nicole Onetto(16)	9,375	*
All executive officers and directors as a group (10 persons)	527,680	2.91%

*	Represents beneficial ownership of less than one percent (1.0%) of the outstanding shares of Sunesis’s capital stock.
(1)

This table is based upon information provided to Sunesis by Sunesis’s executive officers and directors and upon information about principal stockholders known to Sunesis based on Schedules 13G and 13D filed with the SEC and otherwise available.

(2)	Includes shares issuable pursuant to stock options and warrants exercisable and Series D, Series E and Series F preferred stock convertible within 60 days of December 31, 2020.
(3)

Based on a Schedule 13G/A filing on February 14, 2020, reporting beneficial ownership as of December 31, 2019, as adjusted for the September Reverse Split. The Schedule 13G/A provides information only as of December 31, 2019, and, consequently, the beneficial ownership of the above-mentioned reporting person may have changed between December 31, 2019 and December 31, 2020. BVF Partners L.P., or Partners, is the general partner of Biotechnology Value Fund, L.P., or BVF, and Biotechnology Value Fund II, L.P., or BVF II, is the investment manager of Biotechnology Value Trading Fund OS LP, or Trading Fund OS, and the sole member of BVF Partners OS Ltd, or Partners OS. BVF Inc. is the general partner of Partners, and Mark N. Lampert is a director and officer of BVF Inc. Partners OS disclaims beneficial ownership of the shares of common stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of common stock beneficially owned by BVF,

BVF II, Trading Fund OS, and certain Partners management accounts. Series B, Series C, Series D, and Series E preferred stock per their terms shall not be converted if, after such conversion, its holding group would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of common stock then issued and outstanding. The address of the principal business and office of BVF Inc. and its affiliates is 1 Sansome Street, 30th Floor, San Francisco, CA 94104. Includes 88,000 shares of common stock currently issuable upon the conversion of Series E Preferred, held by BVF, BVF II, Trading Fund OS, and certain Partners management accounts and the remaining 103,500 and 833,300 shares of common stock underlying the Series E Preferred and Series F Preferred (as defined below), respectively, would not be converted due to the 9.98% limitation.
(4)

Based on the 13G filing on January 4, 2021, reporting beneficial ownership as of December 22, 2020. The Schedule 13G provides information only as of December 22, 2020, and, consequently, the beneficial ownership of the above-mentioned reporting person may have changed between December 22, 2020 and December 31, 2020. The address of the principal business and office of Laurence W. Lytton and his affiliates is 467 Central Park West, New York, NY 10025.

(5)

Based on the 13G filing on August 7, 2020, reporting beneficial ownership as of July 29, 2020, adjusted for the September Reverse Split. The Schedule 13G provides information only as of July 29, 2020, and, consequently, the beneficial ownership of the above-mentioned reporting person may have changed between July 29, 2020 and December 31, 2020. Shares reported herein were held by Alto Opportunity Master Fund, SPC—Segregated Master Portfolio B (the “Fund”), a Cayman Islands exempted company. The Fund is a private investment vehicle for which Ayrton Capital LLC serves as the investment manager and Waqas Khatri serves as the managing member of the Ayrton Capital LLC. The address of the principal business and office of Ayrton Capital LLC and its affiliates is 222 Broadway 19th Floor, New York, New York, 10038.

(6)

Based on the 13F filing on November 11, 2020, reporting beneficial ownership as of September 30, 2020. The Schedule 13F provides information only as of September 30, 2020, and, consequently, the beneficial ownership of the above-mentioned reporting person may have changed between September 30, 2020 and December 31, 2020. Aisling Capital Partners IV LLC, or Aisling Partners GP, is a general partner of Aisling Capital Partners IV, LP, which is a general partner of Aisling Capital IV, LP, or Aisling. Mr. Steve Elms and Mr. Andrew Schiff is each a managing member of Aisling Partners GP. Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the shares of common stock beneficially owned by Aisling. Each of Messrs. Elms and Schiff may be deemed to share the power to direct the voting and the disposition of the shares of common stock beneficially owned by Aisling. The address of the principal business and office of Aisling and its affiliates is 888 Seventh Avenue, 12th Floor, New York, NY 10106.

(7)

Includes 162,897 shares of Sunesis Common Stock outstanding held by entities affiliated with Bay City Capital LLC, or BCC. Mr. Misfeldt is a partner of BCC. BCC is the manager of Management V. Management V, the general partner of Fund V and Co-Investment V, has sole voting and dispositive power with respect to the securities held by Fund V and Co-Investment V. BCC, as the manager of Management V, is also an advisor to Fund V and Co-Investment V. Also includes option held by Mr. Misfeldt to purchase 174,414 share of Sunesis Common Stock exercisable within 60 days of December 31, 2020. The address for Mr. Misfeldt is c/o Bay City Capital, 750 Battery Street, Suite 400, San Francisco, CA 94111.

(8)	Includes options held by Mr. Quinn to purchase 22,963 shares of Sunesis Common Stock that are exercisable within 60 days of December 31, 2020.
(9)	Includes options held by Dr. Fox to purchase 33,283 shares of Sunesis Common Stock that are exercisable within 60 days of December 31, 2020.
(10)	Includes options held by Dr. Ketchum to purchase 18,955 shares of Sunesis Common Stock exercisable within 60 days of December 31, 2020.
(11)

Includes 32 shares of Sunesis Common Stock held by family members of Dr. Young. Dr. Young disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Also includes options held by Dr. Young to purchase 18,665 shares of common stock that are exercisable within 60 days of December 31, 2020.

(12)	Consists of options held by Dr. Pearce to purchase 18,414 shares of Sunesis Common Stock exercisable within 60 days of December 31, 2020.

(13)	Consists of options held by Dr. Stump to purchase 18,414 shares of Sunesis Common Stock exercisable within 60 days of December 31, 2020.
(14)	Consists of options held by Mr. Carchedi to purchase 17,332 shares of Sunesis Common Stock exercisable within 60 days of December 31, 2020.
(15)	Consists of options held by Mr. Wolff to purchase 14,375 shares of Sunesis Common Stock exercisable within 60 days of December 31, 2020.
(16)	Consists of options held by Dr. Onetto to purchase 9,375 shares of Sunesis Common Stock exercisable within 60 days of December 31, 2020.

PRINCIPAL STOCKHOLDERS OF VIRACTA

The following table sets forth certain information regarding the ownership of Viracta’s securities on an as-converted basis as of January 5, 2021 by: (i) each person or group of affiliated persons known by Viracta to be the beneficial owner of more than 5% of its common stock; (ii) each of Viracta’s directors; (iii) each of Viracta’s executive officers; and (iv) all executive officers and directors of Viracta as a group.

Applicable percentages are based on 176,256,893 shares of Viracta Common Stock outstanding as of January 5, 2021, after giving effect to the conversion of all Viracta Preferred Stock into 168,110,496 shares of Viracta Common Stock, which conversion will occur immediately prior to the Effective Time and the closing of the Pre-Closing Financing. Viracta has determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of warrants or options held by the respective person or group that may be exercised within 60 days after January 5, 2021. For purposes of calculating each person’s or group’s percentage ownership, warrants and options exercisable within 60 days after January 5, 2021 are included for that person or group but not the warrants or options of any other person or group. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Viracta believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, the address for the following stockholders is: c/o Viracta Therapeutics, Inc., 2533 S Coast Hwy 101, Suite 210, Cardiff, CA 92007.

	Beneficial Ownership
Beneficial Owner	Number of Shares (#)	Percent of Total (%)
Greater than 5% stockholders
aMoon 2 Fund G.P. Limited Partnership(1)	49,545,829	28.11%
Entities affiliated with LVP GP III, LLC (2)	27,970,761	15.83%
Forward Ventures V, L.P.(3)	23,007,045	13.02%
NantKwest, Inc.(4)	13,964,296	7.92%
Taiwania Capital Buffalo Bioventures, LP(5)	13,715,957	7.78%
Splendris International Limited(6)	13,266,118	7.53. %

Executive Officers and Directors
Ivor Royston, M.D.(7)	5,050,261	2.86%
Daniel Chevallard(8)	550,335	*
Lisa Rojkjaer, M.D.	0	—
Roger Pomerantz, M.D.(9)	1,168,534	*
Richard Ghalie, M.D.(10)	741,984	*
Michael Huang, M.S., M.B.A.(11)	13,715,957	7.78%
Sam Murphy, Ph.D.(12)	0	—
Gur Roshwalb, M.D.(13)	49,545,829	28.11%
All current executive officers and directors as a group (8 persons)(14)	70,772,900	39.68%

*	Less than one percent.
(1)

Consists of (a) 47,894,302 shares held of record by aMoon 2 Fund Limited Partnership (“aMoon 2 Fund L.P.”) and (b) 1,651,527 shares held of record by aMoon-VRCT SPV Limited Partnership (“aMoon Co-Investment”). aMoon 2 Fund G.P. Limited Partnership (“aMoon 2 Fund G.P.”) is the sole General Partner of aMoon 2 Fund L.P. and aMoon Co-Investment and aMoon General Partner Ltd. (“aMoon General Partner”) is the sole General Partner of aMoon 2 Fund G.P. Dr. Yair Schindel is the sole shareholder of aMoon General Partner. By virtue of such relationships, aMoon 2 Fund G.P., aMoon General Partner and Dr. Schindel may be deemed to have shared voting and investment power with respect to the shares held of record by aMoon 2 Fund and aMoon Co-Investment. Each of aMoon 2 Fund G.P., aMoon General Partner

and Dr. Schindel disclaims beneficial ownership of the shares held by aMoon 2 Fund and aMoon Co-Investment except to the extent of its or his pecuniary interest therein, if any.
(2)

Consists of (a) 25,555,394 shares held of record by LVP Life Science Ventures III, L.P. (“LVP Life Sciences”), on an as-converted to Viracta Common Stock basis (b) 370,906 shares issuable upon exercise of a warrant held by LVP Life Sciences, (c) 1,277,765 shares held of record by LVP III Associates, L.P. (“LVP Associates”), on an as-converted to Viracta Common Stock basis, (d) 18,544 shares issuable upon exercise of a warrant held by LVP Associates, (e) 638,880 shares held of record by LVP III Partners, L.P. (“LVP Partners”), on an as-converted to Viracta Common Stock basis (f) 9,272 shares issuable upon exercise of a warrant held by LVP Partners, (g) 47,916 shares held of record by LVPMC, LLC (“LVPMC”), and (h) 52,084 shares held of record by Jim Woody. LVP GP III, LLC (“LVP GP”) is the General Partner of LVP Life Sciences, LVP Associates and LVP Partners. Patrick Latterell, Jim Woody and Stephen Salmon are the members of LVP GP. Mr. Latterell is the sole Manager of LVPMC. As such, each of Mr. Latterell, Dr. Woody and Mr. Salmon may be deemed to share voting and investment power with respect to the shares reported herein. Each of Mr. Latterell, Dr. Woody and Mr. Salmon disclaim beneficial ownership of the shares reported herein except to the extent of his pecuniary interest therein, if any.

(3)

Consists of (a) 22,608,325 shares held of record by Forward Ventures V, L.P. (“Forward Ventures”), on an as-converted to Viracta Common Stock basis and (b) 398,720 shares issuable upon exercise of a warrant held by Forward Ventures. Forward V Associates, LLC (“Forward GP”) is the General Partner of Forward Ventures. Stan Fleming is the Managing Member of Forward GP and Stuart Collinson is a Venture Member of Forward GP. As such, each of Mr. Fleming and Dr. Collinson may be deemed to share voting and investment power with respect to the shares reported herein. Mr. Fleming and Dr. Collinson each disclaim beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any.

(4)

Consists of shares held by NantKwest, Inc. (“NantKwest”), on an as-converted to Viracta Common Stock basis. Based on filings made with the SEC, Dr. Patrick Soon-Shiong, the Executive Chairman of NantKwest, beneficially owns approximately 65% of the outstanding capital stock of NantKwest and, as such, may be deemed to have voting and investment power with respect to the shares owned of record by NantKwest. The address of NantKwest and Dr. Soon-Shiong is 3530 John Hopkins Court, San Diego, CA, 92121.

(5)

Consists of shares held by Taiwania Capital Buffalo Bioventures, L.P. (“Taiwania Bioventures”), on an as-converted to Viracta Common Stock basis. Taiwania Capital Management Corporation (“Taiwania”), is the investment manager of Taiwania Bioventures. Michael Huang, one of Viracta’s directors, is a Managing Partner of Taiwania and Jerome Shen is the General Partner of Taiwania. As such, each of Mr. Huang and Mr. Shen may be deemed to share voting and investment power with respect to the shares reported herein. The address of Taiwania is R1806, No. 333, Sec. 1, Keelung Road, Taipei City 110, Taiwan.

(6)

Consists of shares held of record by Splendris International Limited (“Splendris”), on an as-converted to Viracta Common Stock basis. Splendris is a wholly owned subsidiary of Shenzhen Salubris Pharmaceuticals Co. Ltd. (“Salubris”). Salubris is managed by a board of directors consisting of Chenghai Ye, Kevin Sing Ye, Jie Yan, Yip Yu Kwan, Ling Yang, Jianfeng Yang, Suying He, Laiping Liu, and Zhang Meng. As such, each of Chenghai Ye, Kevin Sing Ye, Jie Yan, Yip Yu Kwan, Ling Yang, Jianfeng Yang, Suying He, Laiping Liu, and Zhang Meng may be deemed to share voting and investment power with respect to the shares reported herein. Each of Chenghai Ye, Kevin Sing Ye, Jie Yan, Yip Yu Kwan, Ling Yang, Jianfeng Yang, Suying He, Laiping Liu, and Zhang Meng disclaims beneficial ownership of the shares reported herein except to the extent of their pecuniary interest therein, if any. The address of each of the individuals and entities set forth herein is 37F, Tower B, NEO Building, No.6009 Shennan Road, Futian District, Shenzhen China, 518040.

(7)	Consists of (a) 4,831,097 shares, (b) 52,951 shares subject to options held by Dr. Royston exercisable within 60 days of January 5, 2021, and (c) 166,213 shares held of record by Dr. Royston’s spouse.
(8)	Represents shares subject to options held by Mr. Chevallard exercisable within 60 days of January 5, 2021.
(9)	Represents shares subject to options held by Dr. Pomerantz, all of which are exercisable and none of which are vested within 60 days of January 5, 2021.
(10)	Represents shares subject to options held by Dr. Ghalie exercisable within 60 days of January 5, 2021.

(11)	Consists of the shares described in footnote (6) above. Mr. Huang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.
(12)

Dr. Murphy is the VP and Head of International Business Development for Shenzhen Salubris Pharmaceuticals Co. Ltd. but in such position has no voting or investment control over the shares held by Splendris International Limited that are included in footnote (6) above.

(13)	Consists of the shares described in footnote (1) above. Dr. Roshwalb disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any
(14)

Consists of (a) 68,659,096 shares beneficially owned by Viracta’s current executive officers and directors as of January 5, 2021, on an as-converted to Viracta Common Stock basis and (b) 2,113,804 shares subject to options exercisable within 60 days of January 5, 2021, of which 945,270 are vested as of such date.

The above information with respect to the beneficial ownership of Viracta’s securities on an as-converted basis will be updated as follows, once the Pre-Closing Financing is consummated. Applicable percentages in the table below are based on 283,606,181 shares outstanding following the closing of the Pre-Closing Financing, after giving effect to the conversion of all Viracta Preferred Stock into 168,110,496 shares of Viracta Common Stock, which conversion will occur immediately prior to the Effective Time and the closing of the Pre-Closing Financing. Viracta has determined beneficial ownership in accordance with SEC rules for the purposes of this table. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares to be issued in the Pre-Closing Financing as well as the shares issuable upon exercise of warrants or options held by the respective person or group that may be exercised within 60 days after the closing of the Pre-Closing Financing. For purposes of calculating each person’s or group’s percentage ownership, warrants and options exercisable within 60 days of January 5, 2021, are included for that person or group but not the warrants or options of any other person or group. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Viracta believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

	Beneficial Ownership
Beneficial Owner	Number of Shares (#)	Percent of Total (%)
Greater than 5% stockholders
aMoon 2 Fund G.P. Limited Partnership(1)	66,061,105	23.29%
Entities affiliated with LVP GP III, LLC(2)	27,970,761	9.85%
Forward Ventures V, L.P.(3)	23,832,808	8.39%
Entities affiliated with BVF(4)	24,722,914	8.73%
Executive Officers and Directors
Ivor Royston, M.D.(5)	5,050,261	1.78%
Daniel Chevallard(6)	550,335	*
Lisa Rojkjaer, M.D.	0	—
Roger Pomerantz, M.D.(7)	1,168,534	*
Richard Ghalie, M.D.(8)	741,984	*
Michael Huang, M.S., M.B.A.(9)	13,715,957	4.84%
Sam Murphy, Ph.D.(10)	0	—
Gur Roshwalb, M.D.(11)	66,061,105	23.29%
All current executive officers and directors as a group (8 persons)(12)	87,288,176	30.55%

*	Less than one percent.
(1)

Consists of (a) 47,894,302 shares held of record by aMoon 2 Fund L.P. (b) 1,651,527 shares held of record by aMoon Co-Investment, and (c) 16,515,276 shares to be purchased by aMoon Co-Investment in the Pre-Closing Financing. aMoon 2 Fund G.P. is the sole General Partner of aMoon 2 Fund L.P. and aMoon Co-Investment and aMoon General Partner is the sole General Partner of aMoon 2 Fund G.P. Dr. Yair Schindel is the sole shareholder of aMoon General Partner. By virtue of such relationships, aMoon 2 Fund

G.P., aMoon General Partner and Dr. Schindel may be deemed to have shared voting and investment power with respect to the shares held of record by aMoon 2 Fund and aMoon Co-Investment. Each of aMoon 2 Fund G.P., aMoon General Partner and Dr. Schindel disclaims beneficial ownership of the shares held by aMoon 2 Fund and aMoon Co-Investment except to the extent of its or his pecuniary interest therein, if any.
(2)

Consists of (a) 25,555,394 shares held of record by LVP Life Sciences, on an as-converted to Viracta Common Stock basis (b) 370,906 shares issuable upon exercise of a warrant held by LVP Life Sciences, (c) 1,277,765 shares held of record by LVP Associates, on an as-converted to Viracta Common Stock basis, (d) 18,544 shares issuable upon exercise of a warrant held by LVP Associates, (e) 638,880 shares held of record by LVP Partners, on an as-converted to Viracta Common Stock basis (f) 9,272 shares issuable upon exercise of a warrant held by LVP Partners, (g) 47,916 shares held of record by LVPMC, and (h) 52,084 shares held of record by Jim Woody. LVP GP is the General Partner of LVP Life Sciences, LVP Associates and LVP Partners. Patrick Latterell, Jim Woody and Stephen Salmon are the members of LVP GP. Mr. Latterell is the sole Manager of LVPMC. As such, each of Mr. Latterell, Dr. Woody and Mr. Salmon may be deemed to share voting and investment power with respect to the shares reported herein. Each of Mr. Latterell, Dr. Woody and Mr. Salmon disclaim beneficial ownership of the shares reported herein except to the extent of his pecuniary interest therein, if any.

(3)

Consists of (a) 22,608,325 shares held of record by Forward Ventures, on an as-converted to Viracta Common Stock basis and (b) 398,720 shares issuable upon exercise of a warrant held by Forward Ventures. Forward GP is the General Partner of Forward Ventures. Stan Fleming is the Managing Member of Forward GP and Stuart Collinson is a Venture Member of Forward GP. As such, each of Mr. Fleming and Dr. Collinson may be deemed to share voting and investment power with respect to the shares reported herein. Mr. Fleming and Dr. Collinson each disclaim beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any.

(4)

Consists of (a) 13,027,435 shares to be purchased in the Pre-Closing Financing by Biotechnology Value Fund, L.P. (“BVF”) (b) 9,196,981 shares to be purchased in the Pre-Closing Financing by Biotechnology Value Fund II, L.P. (“BVF2”), (c) 2,121,571 shares to be purchased in the Pre-Closing Financing by Biotechnology Value Trading Fund OS, L.P. (“BVF Trading Fund OS”), and (d) 426,927 shares to be purchased in the Pre-Closing Financing by MSI BVF SPV, L.L.C. (“MSI BVF”). BVF I GP L.L.C. (“BVF GP”), as the general partner of BVF, may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP L.L.C. (“BVF2 GP”), as the general partner of BVF2, may be deemed to beneficially own the shares beneficially owned by BVF2. BVF Partners OS Ltd. (“Partners OS”), as the general partner of BVF Trading Fund OS and attorney-in-fact to MSI BVF, may be deemed to beneficially own the shares beneficially owned by BVF Trading Fund OS and MSI BVF. BVF GP Holdings L.L.C. (“BVF GPH”), as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF and BVF2. BVF Partners L.P. (“Partners”), as the general partner of BVF, BVF2, the investment manager of BVF Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the shares beneficially owned by BVF, BVF2, BVF Trading Fund OS, and MSI BVF. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners. Mark Lampert, as a director and officer of BVF Inc., has voting and disposition power over the shares and may be deemed to beneficially own the shares beneficially owned by BVF Inc. Mark Lampert disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein. The address of the entities listed herein is 44 Montgomery Street, 40th Floor, San Francisco, CA 94104.

(5)	Consists of (a) 4,831,097 shares, (b) 52,951 shares subject to options held by Dr. Royston exercisable within 60 days of January 5, 2021, and (c) 166,213 shares held of record by Dr. Royston’s spouse.
(6)	Represents shares subject to options held by Mr. Chevallard exercisable within 60 days of January 5, 2021.
(7)	Represents shares subject to options held by Dr. Pomerantz, all of which are exercisable and none of which are vested within 60 days of January 5, 2021.
(8)	Represents shares subject to options held by Dr. Ghalie exercisable within 60 days of January 5, 2021.
(9)

Consists of shares held by Taiwania Bioventures, on an as-converted to Viracta Common Stock basis. Taiwania is the investment manager of Taiwania Bioventures. Mr. Huang is a Managing Partner of Taiwania. As such, Mr. Huang may be deemed to share voting and investment power with respect to the shares reported herein. Mr. Huang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any. The address of Taiwania is R1806, No. 333, Sec. 1, Keelung Road, Taipei City 110, Taiwan.
(10)

Dr. Murphy is the VP and Head of International Business Development for Shenzhen Salubris Pharmaceuticals Co. Ltd. but in such position has no voting or investment control over the shares held by Splendris International Limited.

(11)	Consists of the shares described in footnote (1) above. Dr. Roshwalb disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.
(12)

Consists of (a) 85,174,372 shares beneficially owned by Viracta’s current executive officers and directors as of January 5, 2021 and (b) 2,113,804 shares subject to options exercisable within 60 days of January 5, 2021, of which 945,270 are vested as of such date.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

The following table and the related notes present certain information with respect to the beneficial ownership of the common stock of the combined company upon consummation of the Merger, assuming the closing of the Merger occurred on January 5, 2021, by: (i) each person or group of affiliated persons known by Viracta or Sunesis to become the beneficial owner of more than 5% of the common stock of the combined company upon the closing of the Merger; (ii) each of the directors of the combined company; (iii) each of the executive officers of the combined company; and (iv) all executive officers and directors of the combined company as a group.

Unless otherwise indicated in the footnotes to this table, Viracta and Sunesis believe that each of the persons named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned.

The following table does not give effect to the Reverse Split to be implemented immediately prior to the closing of the Merger and assumes (i) no exercise of outstanding options to purchase shares of Sunesis Common Stock or Viracta Common Stock prior to the closing of the Merger, (ii) an Exchange Ratio of 0.4017, (iii) that the closing of the Merger occurred on January 5, 2021, (iv) that immediately prior to the Merger, Sunesis will have 19,117,856 shares of its common stock outstanding and Viracta will have 283,606,181 shares of its common stock outstanding (after giving effect to the issuance of the securities in the Pre-Closing Financing), and (v) the shares of Viracta Common Stock being reduced to a total of 113,924,602 shares as a result of the Exchange Ratio and the Reverse Split. Based on these assumptions, there will be a total of 132,017,658 shares of combined company common stock outstanding upon the closing of the Merger, after giving effect to the Pre-Closing Financing and before giving effect to the Reverse Split.

Shares of the combined company’s common stock that may be acquired by an individual or group within 60 days of January 5, 2021, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of the combined company’s common stock of any other person shown in the table. Unless otherwise indicated, the address for the following stockholders is: c/o Viracta Therapeutics, Inc., 2533 S Coast Hwy 101, Suite #210, Cardiff, CA 92007.

	Beneficial Ownership
Beneficial Owner	Number of Shares (#)	Percent of Total (%)
Greater than 5% stockholders
aMoon 2 Fund G.P. Limited Partnership(1)	26,536,745	20.10%
Entities affiliated with LVP GP III, LLC(2)	11,235,854	8.50%
Forward Ventures V, L.P.(3)	9,573,638	7.24%
Entities affiliated with BVF (4)	11,766,587	8.91%

Executive Officers and Directors
Ivor Royston, M.D.(5)	2,028,689	1.54%
Dan Chevallard(5)	221,069	*
Lisa Rojkjaer, M.D.	0	—
Roger Pomerantz, M.D.(5)	469,400	*
Michael Huang, M.S., M.B.A.(6)	5,509,699	4.17%
Sam Murphy, Ph.D.(7)	0	—
Gur Roshwalb, M.D.(8)	26,536,745	20.10%
Nicole Onetto(9)	9,375	*
Thomas E. Darcy	0	—

All current executive officers and directors as a group (9 persons)(10)	34,774,977	26.23%

(1)

Consists of the securities set forth in the Principal Stockholders of Viracta tables, after giving effect to the Exchange Ratio but before giving effect to the Reverse Split. aMoon 2 Fund G.P. is the sole General Partner of aMoon 2 Fund L.P. and aMoon Co-Investment and aMoon General Partner is the sole General Partner of aMoon 2 Fund G.P. Dr. Yair Schindel is the sole shareholder of aMoon General Partner. By virtue of such relationships, aMoon 2 Fund G.P., aMoon General Partner and Dr. Schindel may be deemed to have shared voting and investment power with respect to the shares held of record by aMoon 2 Fund and aMoon Co-Investment. Each of aMoon 2 Fund G.P., aMoon General Partner and Dr. Schindel disclaims beneficial ownership of the shares held by aMoon 2 Fund and aMoon Co-Investment except to the extent of its or his pecuniary interest therein, if any.

(2)

Consists of the securities set forth in the Principal Stockholders of Viracta tables, after giving effect to the Exchange Ratio but before giving effect to the Reverse Split. LVP GP is the General Partner of LVP Life Sciences, LVP Associates and LVP Partners. Patrick Latterell, Jim Woody and Stephen Salmon are the members of LVP GP. Mr. Latterell is the sole Manager of LVPMC. As such, each of Mr. Latterell, Dr. Woody and Mr. Salmon may be deemed to share voting and investment power with respect to the shares reported herein. Each of Mr. Latterell, Dr. Woody and Mr. Salmon disclaim beneficial ownership of the shares reported herein except to the extent of his pecuniary interest therein, if any.

(3)

Consists of the securities set forth in the Principal Stockholders of Viracta tables, after giving effect to the Exchange Ratio but before giving effect to the Reverse Split. Forward GP is the General Partner of Forward Ventures. Stan Fleming is the Managing Member of Forward GP and Stuart Collinson is a Venture Member of Forward GP. As such, each of Mr. Fleming and Dr. Collinson may be deemed to share voting and investment power with respect to the shares reported herein. Mr. Fleming and Dr. Collinson each disclaim beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any.

(4)

Consists of the shares set forth in the Principal Stockholders of Viracta and Principal Stockholders of Sunesis tables, after giving effect to the Exchange Ratio but before giving effect to the Reverse Split. BVF GP, as the general partner of BVF, may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP L.L.C., as the general partner of BVF2, may be deemed to beneficially own the shares beneficially owned by BVF2. Partners OS, as the general partner of BVF Trading Fund OS and attorney-in-fact to MSI BVF, may be deemed to beneficially own the shares beneficially owned by BVF Trading Fund OS and MSI BVF. BVF GP Holdings L.L.C., as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF and BVF2. Partners, as the general partner of BVF, BVF2, the investment manager of BVF Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the shares beneficially owned by BVF, BVF2, BVF Trading Fund OS, and MSI BVF. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners. Mark Lampert, as a director and officer of BVF Inc., has voting and disposition power over the shares and may be deemed to beneficially own the shares beneficially owned by BVF Inc. Mark Lampert disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein. The address of the entities listed herein is 44 Montgomery Street, 40th Floor, San Francisco, CA 94104.

(5)	Consists of the securities set forth in the Principal Stockholders of Viracta tables, after giving effect to the Exchange Ratio but before giving effect to the Reverse Split.
(6)

Consists of the securities set forth in the Principal Stockholders of Viracta tables, after giving effect to the Exchange Ratio but before giving effect to the Reverse Split. Taiwania is the investment manager of Taiwania Bioventures. Mr. Huang is a Managing Partner of Taiwania. As such, Mr. Huang may be deemed to share voting and investment power with respect to the shares reported herein. Mr. Huang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any. The address of Taiwania is R1806, No. 333, Sec. 1, Keelung Road, Taipei City 110, Taiwan.

(7)

Dr. Murphy is the VP and Head of International Business Development for Shenzhen Salubris Pharmaceuticals Co. Ltd. but in such position has no voting or investment control over the shares held by Splendris International Limited that are included in the Principal Stockholders of Viracta tables.

(8)	Consists of the shares described in footnote (1) above. Dr. Roshwalb disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(9)	Consists of the securities set forth in the Principal Stockholders of Sunesis table, before giving effect to the Reverse Split.
(10)

Consists of (a) 34,214,543 shares beneficially owned by the anticipated executive officers and directors of the combined company as of January 5, 2021, and (b) 560,434 shares subject to options exercisable within 60 days of January 5, 2021, of which 91,034 are vested as of such date, in each case after giving effect to the Exchange Ratio but before giving effect to the Reverse Split.

LEGAL MATTERS

Cooley LLP, Palo Alto, California will pass upon the validity of the Sunesis Common Stock offered by this proxy statement/prospectus/information statement. The material U.S. federal income tax consequences of the Merger will be passed upon for Sunesis by Cooley LLP, Palo Alto, California and for Viracta by Wilson Sonsini Goodrich & Rosati, P.C..

EXPERTS

The consolidated financial statements of Sunesis Pharmaceuticals, Inc. at December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, included in this Proxy Statement of Sunesis Pharmaceuticals, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Viracta Therapeutics, Inc. at December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, included in the Proxy Statement of Sunesis Pharmaceuticals, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Sunesis has filed with the SEC a Registration Statement on Form S-4 (including exhibits, schedules, and amendments) under the Securities Act with respect to the shares of common stock offered by this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement is a part of the Registration Statement and constitutes a prospectus of Sunesis, as well as a proxy statement of Sunesis for its special meeting and an information statement for the purpose of Viracta for its written consent.

This proxy statement/prospectus/information statement does not contain all the information set forth in the Registration Statement. For further information about Sunesis and the shares of common stock to be registered in the Merger, you should refer to the Registration Statement. Statements contained in this proxy statement/prospectus/information statement relating to the contents of any contract, agreement or other document are not necessarily complete and are qualified in all respects by the complete text of the applicable contract, agreement or other document, a copy of which has been filed as an exhibit to the Registration Statement.

Sunesis is subject to the reporting and information requirements of the Exchange Act and, as a result, files, or will file, periodic reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s internet site can be found at http://www.sec.gov. Sunesis also maintains a website at http://www.sunesis.com and makes available free of charge through this website Sunesis’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act. Sunesis make these reports available through Sunesis’s website as soon as reasonably practicable after Sunesis electronically files such reports with, or furnishes such reports to, the SEC. The information contained on, or that can be accessed through, Sunesis’s website is not a part of this proxy statement/prospectus/information statement.

This proxy statement/prospectus/information statement does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus/information statement, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus/information statement nor any distribution of securities pursuant to this proxy statement/prospectus/information statement shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus/information statement by reference or in Sunesis’s affairs since the date of this proxy statement/prospectus/information statement.

Sunesis has supplied all information contained in this proxy statement/prospectus/information statement relating to Sunesis and its business, and Viracta has supplied all information contained in this proxy statement/prospectus/information statement relating to Viracta and its business.

If you would like to request documents from Sunesis or Viracta, please send a request in writing or by telephone to either Sunesis or Viracta at the following addresses:

Sunesis Pharmaceuticals, Inc. 395 Oyster Point Boulevard, Suite 400 South San Francisco, CA 94080 (650) 266-3500 Attn: Investor Relations	Viracta Therapeutics, Inc. 2533 S Coast Hwy 101, Suite #210 Cardiff, CA 92007 (858) 400-8470 Attn: Secretary

You may also request additional copies from Sunesis’s proxy solicitor using the following contact information:

D.F. King & Co., Inc.

48 Wall Street—22nd Floor

New York, New York 10005

Stockholder call toll-free: (866) 796-3441

Banks and brokers call: (212) 269-5550

Email: sunesis@dfking.com

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires Sunesis’s executive officers, directors and persons who own more than 10% of Sunesis Common Stock to file reports of ownership and reports of changes in ownership of common stock and other equity securities of Sunesis with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish Sunesis with copies of all Section 16(a) forms they file.

To Sunesis’s knowledge, based solely on a review of the copies of reports furnished to Sunesis, Sunesis believes that during the year ended December 31, 2020, Sunesis’s executive officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

A number of brokers with account holders who are Sunesis stockholders will be householding Sunesis’s proxy materials. A single proxy statement/prospectus/information statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once a stockholder has received notice from its broker that they will be householding communications to such stockholder’s address, householding will continue until such stockholder is notified otherwise or until it revokes its consent. If, at any time, a stockholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement/prospectus/information statement and annual disclosure documents, it may notify its broker, and direct its written request to Sunesis Pharmaceuticals, Inc. at Sunesis’s principal executive offices at 395 Oyster Point Boulevard, Suite 400, South San Francisco, CA 94080, Attention: Investor Relations. Stockholders who currently receive multiple copies of the proxy statement/prospectus/information statement and annual disclosure documents at their address and would like to request householding of their communications should contact their broker.

Stockholder Proposals

Sunesis’s stockholders may submit proposals on matters appropriate for stockholder action at meetings of Sunesis’s stockholders in accordance with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be included in Sunesis’s proxy materials relating to the 2021 annual meeting of stockholders, all applicable requirements of Rule 14a-8 must be satisfied and such proposals must be received by Sunesis no later than December 30, 2020. However, if Sunesis’s 2021 annual meeting of stockholders is not held between May 17, 2021 and July 16, 2021, then the deadline will be a reasonable time prior to the time Sunesis begins to print and mail its proxy materials. Such proposals should be submitted to Sunesis’s Corporate Secretary at Sunesis Pharmaceuticals, Inc., 395 Oyster Point Boulevard, Suite 400, South San Francisco, California 94080.

Sunesis’s bylaws establish an advance notice procedure with regard to certain matters, including stockholder proposals, not included in Sunesis’s proxy statement, to be brought before an annual meeting of stockholders. In general, notice must be received in writing by Sunesis’s Corporate Secretary at Sunesis Pharmaceuticals, Inc., 395 Oyster Point Boulevard, Suite 400, South San Francisco, California 94080 not less than 120 days before the one year anniversary of the date on which Sunesis first mailed its proxy statement to stockholders in connection with the previous year’s annual meeting of stockholders and must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters. Therefore, to be presented at Sunesis’s 2021 annual meeting, such a proposal must be received by Sunesis on or before December 30, 2020. If the date of the annual meeting is before May 17, 2021, or after July 16, 2021, Sunesis’s Corporate Secretary must receive such notice no later than the close of business on the later of 120 calendar days in advance of such annual meeting and 10 calendar days following the date on which public announcement of the date of such meeting is first made. Sunesis also advises stockholders to review its bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. The Chairman of the 2021 annual meeting of stockholders may determine, if the facts warrant, that a matter has not been properly brought before the meeting and, therefore, may not be considered at the meeting. In addition, if stockholders do not also comply with the requirements of Regulation 14A under the Exchange Act, Sunesis’s management will have discretionary authority to vote all shares for which it has proxies in opposition to any such stockholder proposal or director nomination.

Stockholder Communication with the Sunesis Board

Sunesis’s stockholders may communicate with the Board by writing to its Corporate Secretary at Sunesis Pharmaceuticals, Inc., 395 Oyster Point Boulevard, Suite 400, South San Francisco, CA 94080. Sunesis’s Corporate Secretary will review these communications and will determine whether they should be presented to the Board. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications. All communications directed to the Audit Committee in accordance with Sunesis’s Complaint, Investigation and Whistleblower Policy that relate to questionable accounting or auditing matters involving Sunesis will be promptly and directly forwarded to the Chairman of the Audit Committee.

Code of Business Conduct

Sunesis has adopted a written Code of Business Conduct and Ethics that applies to all of its officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Sunesis’s Code of Business Conduct and Ethics is available on its website at www.sunesis.com. If Sunesis makes any substantive amendments to Sunesis’s Code of Business Conduct and Ethics or grants any waiver from a provision of Sunesis’s Code of Business Conduct and Ethics to any executive officer or director, it will promptly disclose the nature of the amendment or waiver on its website or in a current report on Form 8-K.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following information does not give effect to the proposed reverse stock split of Sunesis Pharmaceuticals, Inc. common stock described in Proposal No. 1 in this proxy statement/prospectus/information statement.

The following unaudited pro forma condensed combined financial information was prepared using the cost accumulation and allocation model of accounting under GAAP. For accounting purposes, Viracta is considered to be acquiring Sunesis and the merger is expected to be accounted for as an asset acquisition. Viracta is considered the accounting acquirer even though Sunesis will be the issuer of the common stock in the merger. To determine the accounting for this transaction under GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. The initial screen test is not met as there is no single asset or group of similar assets for Sunesis that will represent a significant majority in this acquisition. However, at the time of the closing of the acquisition, Sunesis is not anticipated to have processes or an organized workforce that significantly contributes to its ability to create outputs, and substantially all of its fair value is concentrated in cash, working capital, and in process research and development (“IPR&D”). As such, the acquisition is expected to be treated as an asset acquisition.

The unaudited pro forma condensed combined balance sheet data assumes that the merger took place on September 30, 2020 and combines the historical balance sheets of Sunesis and Viracta as of such date. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the nine month period ended September 30, 2020 and for the year ended December 31, 2019 assumes that the merger took place as of January 1, 2019 and combines the historical results of Sunesis and Viracta for the period then ended. The unaudited pro forma condensed combined financial information was prepared in accordance with GAAP and pursuant to the rules and regulations of Article 11 of SEC Regulation S-X, which were amended in May 2020 and which the Company has early adopted.

The pro forma financial information has been prepared in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures about Acquired and Disposed Businesses, as adopted by the SEC in May 2020 (“Article 11”). The amended Article 11 is effective on January 1, 2021, however voluntary early compliance is permitted. Sunesis has elected to early comply with the amended Article 11. The unaudited pro forma condensed combined financial information is provided for illustrative purposes only, does not necessarily reflect what the actual consolidated results of operations would have been had the acquisition occurred on the dates assumed and may not be useful in predicting the future consolidated results of operations or financial position. Sunesis’s results of operations and actual financial position may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Sunesis’s assets and liabilities will be measured and recognized as an allocation of the transaction price based on their relative fair values as of the transaction date with any value associated with IPR&D with no alternative future use being expensed, and combined with the assets, liabilities and results of operations of Viracta after the consummation of the merger.

The merger is expected to be accounted for as a reverse asset acquisition in accordance with GAAP. Viracta will be deemed to be the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the merger: (i) Viracta stockholders will own a substantial majority of the voting rights of the combined organization; (ii) Viracta will designate a majority (five of six) of the initial members of the board of directors of the combined organization; and (iii) Viracta’s senior management will hold all key positions in senior management of the combined organization. The transaction is expected to be accounted for as a reverse asset acquisition as Sunesis does not meet the definition of a business because at the time of the closing of the acquisition, Sunesis is not anticipated to have processes or an organized workforce that significantly contributes to its ability to create outputs, and substantially all of its fair value is concentrated in cash, working capital, and IPR&D. Accordingly, for accounting purposes: (i) the merger will be treated as the equivalent of Viracta issuing stock to acquire the net assets of Sunesis, (ii) the net assets of Sunesis will be allocated a portion of the transaction price and recorded based upon their relative fair values in the financial statements at the time of closing, (iii) the reported historical operating results of the combined company prior to the merger will be those of Viracta and (iv) for periods prior to the transaction, shareholders’ equity of the combined company is presented based on the historical equity structure of Sunesis.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the closing of the merger, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position. In addition, differences between the preliminary and final amounts will likely occur as a result of the amount of cash used for Sunesis’s operations, changes in the fair value of Sunesis common stock, and other changes in Sunesis’s assets and liabilities.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Sunesis and Viracta been a combined company during the specified periods. The actual results reported in periods following the merger may differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this pro forma financial information.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Sunesis and Viracta, and their respective management’s discussion and analysis of financial condition and results of operations included elsewhere in this proxy statement/prospectus/information statement. Sunesis’s condensed consolidated statement of operations and comprehensive loss for the nine month period ended September 30, 2020 is derived from Sunesis’s Form 10-Q for the nine month period ended September 30, 2020.

Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications. The accounting policies of Sunesis may materially vary from those of Viracta. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the acquisition, management will conduct a final review of Sunesis’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Sunesis’s results of operations or reclassification of assets or liabilities to conform to Viracta’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.

Unaudited Condensed Combined Pro Forma Balance Sheets as of September 30, 2020 (in thousands)
	Sunesis Pharmaceuticals Inc.	Viracta Therapeutics Inc.	Transaction accounting adjustments	Notes	Other Transaction accounting adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$26,048	$11,906	$—		$102,320	E	$140,274
Prepaids and other current assets	1,576	116	—		—		1,692

Total current assets	27,624	12,022	—		102,320		141,966
Property and equipment, net	—	48	—		—		48
Other long-term assets	—	45	—		—		45
Operating lease right-of-use assets	409	1,068	—		—		1,477

Total assets	$28,033	$13,183	$—		$102,320		$143,536

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$3,158	$3,278	$10,676	C, D	$—		$17,112
Current portion of long-term debt, net	—	488	—		—		488
Current portion of operating lease liabilities	409	352	—		—		761

Total current liabilities	3,567	4,118	10,676		—		18,361
Long-term debt, net	—	4,635	—		—		4,635
Operating lease liabilities, less current portion	—	718	—		—		718
Preferred stock warrant liability	—	94	(94)	F	—		—

Total liabilities	3,567	9,565	10,582		—		23,714

Commitments and contingencies
Series A-1 Convertible Preferred Stock, $0.0001 par value	—	2,968	(2,968)	F	—		—
Series B Convertible Preferred Stock, $0.0001 par value	—	15,484	(15,484)	F	—		—
Series C Convertible Preferred Stock, $0.0001 par value	—	9,392	(9,392)	F	—		—
Series D Convertible Preferred Stock, $0.0001 par value	—	16,588	(16,588)	F	—		—
Stockholders’ equity:
Convertible preferred stock	5,545	—	(5,545)	A	—		—
Common stock	2	1	64	G, A	70	G	137
Additional paid-in capital	718,522	3,815	(638,503)	K, B, A	102,250	E	186,084
Accumulated deficit	(699,603)	(44,630)	677,834	J, B, A	—		(66,399)

Total stockholders’ equity (deficit)	24,466	(40,814)	33,850		102,320		119,822

Total liabilities and stockholders’ equity	$28,033	$13,183	$—		$102,320		$143,536

Unaudited Condensed Combined Pro Forma Statement of Operations and Comprehensive Loss For the Nine Month Period Ended September 30, 2020 (in thousands)
	Sunesis Pharmaceuticals Inc.	Viracta Therapeutics Inc.	Transaction accounting adjustments	Notes	Other Transaction accounting adjustments	Notes	Pro Forma Combined
Revenue:
License and other revenue	$120	$—	$—		$—		$120

Total revenue	120	—	—		—		120
Operating expenses:
Research and development	10,128	9,912	—		—		20,040
General and administrative	6,607	2,777	—		—		9,384

Total operating expenses	16,735	12,689	—		—		29,424

Loss from operations	(16,615)	(12,689)	—		—		(29,304)
Other income (expense):
Interest expense	(302)	—	—		—		(302)
Interest income	—	45	—		—		45
Other income (expense), net	114	(66)	—		—		48
Other financing expense, net	—	(22)	—		—		(22)

Net loss	(16,803)	(12,732)	—		—		(29,535)

Unrealized loss on available-for-sale securities	(1)	—	—		—		(1)

Comprehensive loss	(16,804)	(12,732)	—		—		(29,536)

Basic and diluted loss per common share:
Net loss	$(16,803)	$(12,732)	$—		$—		$(29,535)

Shares used in computing net loss per common share	12,748	2,459	40,928	I	69,954	I	126,089

Net loss per common share	$(1.32)	$(5.18)					$(0.23)

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

For the Year December 31, 2019

(in thousands)

	Sunesis Pharmaceuticals Inc.	Viracta Therapeutics Inc.	Transaction accounting adjustments	Notes	Other Transaction accounting adjustments	Notes	Pro Forma Combined
Revenue:
License and other revenue	$2,073	$—	$—		$—		$2,073

Total revenue	2,073	—	—		—		2,073
Operating expenses:
Research and development	15,412	8,864	—		—		24,276
In-process research and development costs	—	—	21,769	H, D	—		21,769
General and administrative	9,949	3,194	9,230	C	—		22,373

Total operating expenses	25,361	12,058	30,999		—		68,418

Loss from operations	(23,288)	(12,058)	(30,999)		—		(66,345)
Other income (expense):
Interest expense	(514)	—	—		—		(514)
Interest income	—	61	—		—		61
Other income, net	472	(43)	—		—		429
Other financing expense, net	—	(1,519)	—		—		(1,519)

Net loss	(23,330)	(13,559)	(30,999)		—		(67,888)

Unrealized gain on available-for-sale securities	1	—	—		—		1

Comprehensive loss	(23,329)	(13,559)	(30,999)		—		(67,887)

Basic and diluted loss per common share:
Net loss	$(23,330)	$(13,559)	$(30,999)		$—		$(67,888)

Shares used in computing net loss per common share	8,712	2,356	40,902	I	69,954	I	121,924

Net loss per common share	$(2.68)	$(5.75)					$(0.56)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Transaction

Viracta, Sunesis and Sol Merger, Inc. have entered into the Merger Agreement, pursuant to which Sol Merger, Inc, a wholly owned subsidiary of Sunesis, will merge with and into Viracta, with Viracta surviving as the surviving company. As a result of the merger, Viracta will be a wholly owned subsidiary of Sunesis. Upon the effectiveness of the merger (“Effective Time”), each share of Viracta’s Common Stock and Viracta’s preferred stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement, and shares held by Viracta stockholders who have exercised and perfected appraisal rights) will be converted into the right to receive approximately 113,924,602 shares of Sunesis’s common stock, based on an assumed exchange ratio of 0.4017, and subject to adjustment to account for the Sunesis Reverse Stock Split. This exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement. Sunesis will assume outstanding and unexercised options to purchase shares of Viracta capital stock, and in connection with the Merger they will be converted into options to purchase shares of Sunesis Common Stock based on the agreed upon exchange ratio. Each warrant to purchase Viracta Common Stock outstanding and unexercised immediately prior to the Effective Time of the Merger will be assumed by Sunesis and will become a warrant to purchase shares of Sunesis Common Stock, with the number of shares and exercise price being adjusted by the same exchange ratio.

As a result of the merger, current holders of Viracta’s capital stock and options and warrants to purchase Viracta’s capital stock are expected to own, or hold rights to acquire, in the aggregate approximately 86% of the Fully-Diluted Common Stock of Sunesis and Sunesis’s current stockholders, option holders and warrant holders are expected to own, or hold rights to acquire, in the aggregate approximately 14% of the Fully-Diluted Common Stock of Sunesis following the Effective Time. These estimates are subject to adjustment prior to the closing of the merger, including an upward adjustment to the extent that Sunesis’s net cash at the Effective Time is less than $13.5 million or if the gross proceeds of the Pre-Closing Financing to Viracta are more than $65.0 million, or a downward adjustment to the extent that Sunesis’s net cash at the Effective Time is more than $14.5 million or the gross proceeds of the Pre-Closing Financing to Viracta are less than $65.0 million. After the completion of the merger, Sunesis will change its corporate name from “Sunesis Pharmaceuticals Inc.” to “Viracta Therapeutics, Inc.” as required by the Merger Agreement.

Under the terms and subject to the conditions of the Merger Agreement, each share of Viracta outstanding common or preferred stock will be converted into the right to receive approximately 0.4017 shares of Sunesis common stock based on an assumed exchange ratio of 0.4017, and subject to adjustment to account for the Sunesis Reverse Stock Split. Viracta estimates that the aggregate value of the consideration to be paid in the merger will be approximately $37.2 million. The number and value of the shares of Sunesis Common Stock to be issued pursuant to the merger will not be determined until the completion of the merger and therefore, the final aggregate value of the consideration paid in the merger, may be more or less than $37.2 million. The fair value of consideration transferred is not indicative of the combined entities enterprise value upon consummation of the merger. The fair value of consideration transferred is based on the number of common shares Sunesis stockholders will own upon consummation of the merger, subject to adjustment to account for the Sunesis Reverse Stock Split, multiplied by the closing price of fair value of Sunesis Common Stock on December 24, 2020, the effective closing date of the Merger for the purposes of this calculation.

Consummation of the merger is subject to certain closing conditions, including, among other things, approval by the Sunesis stockholders and Viracta stockholders, the continued listing of the common stock on the Nasdaq Capital Market, and the conversion of all Viracta preferred stock.

2. Basis of Pro Forma Presentation

The following unaudited pro forma condensed combined financial information does not give effect to the proposed Sunesis Reverse Stock Split because the proposed reverse stock split is not final.

The unaudited pro forma condensed combined financial information has been prepared in accordance with SEC Regulation S-X Article 11, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 21, 2020 (“Article 11”), and by using the cost accumulation and allocation model of accounting in accordance with the asset acquisition accounting guidance set forth in Accounting Standards Codification 805, Business Combinations (“ASC 805”). The unaudited pro forma condensed combined statements of operations and comprehensive loss for the nine month period ended September 30, 2020 and for the year ended December 31, 2019, give effect to the merger as if it had been consummated on January 1, 2019.

The unaudited pro forma condensed combined balance sheet as of September 30, 2020 gives effect to the merger as if it had been consummated on September 30, 2020. Based on Viracta’s preliminary review of Viracta’s and Sunesis’s summary of significant accounting policies and preliminary discussions between management teams of Viracta and Sunesis, the nature and amount of any adjustments to the historical financial statements of Sunesis to conform its accounting policies to those of Viracta are not expected to be material. Upon completion of the merger, further review of Sunesis’s accounting policies may result in additional revisions to Sunesis’s accounting policies and classifications to conform to those of Viracta.

The unaudited pro forma condensed combined financial information has been prepared with the expectation that the merger will be treated as an asset acquisition, with Viracta treated as the accounting acquirer. Since Sunesis is the legal acquirer, the merger will be accounted for as a reverse asset acquisition. To determine the accounting for this transaction under GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. At the time of the closing of the acquisition, Sunesis is not anticipated to have processes or an organized workforce that significantly contributes to its ability to create outputs. As such, the merger is expected to be treated as an asset acquisition. Asset acquisitions are to be accounted for by allocating costs, including transaction costs, of the acquisition to the acquired assets based on their relative fair value basis. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Viracta estimated the fair values as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions of the merger, including historical and current market data. The unaudited pro forma adjustments included herein are preliminary and will be adjusted as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined subsequent to the merger, and the final amounts of the assets acquired, and liabilities assumed may differ materially from the values recorded in the pro forma financial information.

Pro forma transaction accounting adjustments are included only to the extent they are adjustments that reflect the accounting for the Merger in accordance with GAAP.

Viracta and Sunesis expect to incur significant costs associated with integrating the operations of Viracta and Sunesis after the merger is completed. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies expected to result from the merger.

The unaudited pro forma condensed combined financial information may differ from the final purchase accounting for a number of reasons, including the fact that the estimates of fair values of assets and liabilities acquired are preliminary and subject to change when the valuation and other studies are finalized. In addition, the values will be based on the actual values as of the Closing Date. The differences that may occur between the preliminary estimates and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

3. Preliminary Estimate of Consideration Expected to be Transferred and Fair Value Estimate of Assets to be Acquired and Liabilities to be Assumed

The accompanying unaudited pro forma condensed combined financial statements reflect an estimated reverse asset acquisition price of approximately $37.2 million, including estimated transaction costs incurred by Viracta.

In accordance with GAAP, the fair value of the equity securities comprising the consideration will be measured on the closing date of the merger at the then-current market price per share of Sunesis common stock. Given that the estimated purchase price is variable depending upon the price of Sunesis common stock, management performed a sensitivity analysis over the change in purchase consideration based on +/– 10% volatility in Sunesis’s stock price, which is reasonably possible during the period between the date of this joint proxy statement/prospectus/information statement and the expected effective time of the merger. An increase or decrease in the price of Sunesis Common Stock by 10% would increase or decrease the purchase consideration, excluding transaction costs, by approximately $3.6 million. Under certain circumstances further described in the Merger Agreement, the ownership percentages are subject to adjustment based on Sunesis’s net cash at the time of Closing and on the gross proceeds from Viracta’s Pre-Closing Financing.

The total estimated purchase price and allocated purchase price is summarized as follows (in thousands):

Estimated number of shares of the condensed combined company to be owned by Sunesis’s stockholders(i)	19,118
Multiplied by the fair value per share of Sunesis’s common stock(ii)	$1.86

Total	$35,559
Estimated transaction costs	1,660

Total estimated purchase price	$37,219

For purposes of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of assets and liabilities to be acquired (in thousands).

Pro forma net assets as of September 30, 2020	$15,450
In-process research and development(iii)	21,769

Total estimated purchase price	$37,219

(i)

The final purchase price will be determined based in part on the number of shares of Sunesis Common Stock outstanding immediately prior to the merger. For purposes of this unaudited pro forma condensed combined financial information, the total estimated number of shares outstanding represents: 18,093,056 shares of Sunesis common stock; and Series E and Series F stock that is convertible into 1,024,800 shares of the Company’s common stock. The estimated number of shares does not reflect the impact of a proposed reverse stock split that is expected to be effected prior to consummation of the merger.

(ii)

The estimated purchase price was based on the closing price as reported on the Nasdaq Capital Market on December 24, 2020. The final purchase price arising from the actual transaction costs, as well as the number of shares of Sunesis Common Stock and the fair market value of Sunesis Common Stock outstanding immediately prior to the Closing of the merger could result in a total purchase price different from that assumed in this unaudited pro forma condensed combined financial information, and that difference may be material. Therefore, the estimated consideration expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual consideration transferred will be when the merger is completed. The actual purchase price will fluctuate until the closing date of the merger, and the final valuation of the purchase consideration could differ significantly from the current estimate.

(iii)

IPR&D represents the research and development assets of Sunesis which were in-process, but not yet completed, and which Viracta has the opportunity to advance. Current accounting standards require that the fair value of IPR&D projects acquired in an asset acquisition with no alternative future use be allocated a portion of the consideration transferred and charged to expense at the acquisition date. The acquired IPR&D does not have alternative future use and it is anticipated that at this time of closing, Sunesis will not have processes or an organized workforce that significantly contributes to its ability to create outputs. The actual purchase price allocated to IPR&D will fluctuate until the closing date of the merger, and the final valuation of the IPR&D consideration could differ significantly from the current estimate.

The preliminary value of the consideration does not purport to represent the actual value to be received by the Viracta stockholders when the merger is completed. In accordance with GAAP, the fair value of the equity securities comprising the consideration will be measured on the closing date of the merger at the then-current market price per share of Sunesis common stock. Based on historical volatility, a 10% change in Sunesis common share price is reasonably possible during the period between the date of this joint proxy statement/prospectus/information statement and the expected effective time of the merger.

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments included in the column under the heading “Transaction Accounting Adjustments” are primarily based on information contained within the Merger Agreement. Further analysis will be performed after the completion of the merger to confirm these estimates or make adjustments in the final purchase price allocation, as necessary.

Given Viracta’s history of net losses and valuation allowance, management assumed a statutory tax rate of 0%. Therefore, the pro forma adjustments to the condensed combined statements of operations and comprehensive loss resulted in no additional income tax adjustment to the pro forma financials.

The unaudited pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows (in thousands, except for number of shares, exchange ratio, and par value):

A	To eliminate Sunesis’s pre-merger Convertible preferred stock, common stock, paid-in-capital and accumulated deficit balances.

September 30, 2020
Elimination of Sunesis’s Convertible preferred stock	$(5,545)
Elimination of Sunesis’s common stock	$(2)
Elimination of Sunesis’s additional paid-in-capital	$(718,522)
Elimination of Sunesis’s historical accumulated deficit	$699,603
Elimination of Sunesis’s accumulated deficit for other pro forma adjustments impacting accumulated deficit, such as transaction costs (C)	$9,016

Total adjustment to Sunesis’s historical equity	$(15,450)

B

To reflect the asset acquisition consideration, including the capitalization of the fair value of the estimated number of shares of the combined company to be owned by Sunesis’s stockholders and Viracta’s transaction costs as well as the adjustment to accumulated deficit for the acquired in-process research and development.

September 30, 2020
Capitalization of the fair value of the estimated number of shares of the combined company to be owned by Sunesis’s stockholders	$35,559
Impact of expensing of Sunesis’s IPR&D (H) and Viracta’s estimated transaction costs as part of asset acquisition (D)	$(21,769)

Total adjustment to reflect asset acquisition purchase price	$13,790

C	To record Sunesis’s estimated transaction costs, such as severance and benefits, advisory fees and transactional fees incurred subsequent to September 30, 2020.

D	To record Viracta’s estimated transaction costs, such as advisory fees and transactional fees incurred subsequent to September 30, 2020.

E

To reflect adjustments to cash related to the Company’s planned financing transactions: a) common stock to be issued by Viracta through the concurrent common stock purchase agreement, and b) Series E convertible preferred stock financing and conversion of the Series E convertible preferred stock to common stock, net of issuance costs.

Cash proceeds from Series E Convertible Preferred Stock transaction, gross	$40,000
Cash proceeds from Common stock purchase agreement transaction, gross	$65,000
Transaction costs associated with concurrent financing transactions	$(2,680)

Total increase in cash	$102,320

Less: par value (G)	$70

Total increase in additional paid-in-capital	$102,250

F

To reflect the adjustments for (i) the conversion of Viracta convertible preferred stock to common stock, and (ii) the conversion of Viracta warrants for the purchase of convertible preferred stock to common stock.

September 30, 2020
Elimination of Viracta’s Series A-1 Convertible Preferred Stock	$(2,968)
Elimination of Viracta’s Series B Convertible Preferred Stock	$(15,484)
Elimination of Viracta’s Series C Convertible Preferred Stock	$(9,392)
Elimination of Viracta’s Series D Convertible Preferred Stock	$(16,588)
Elimination of Viracta’s warrant liability	$(94)

Conversion into Viracta’s Additional paid-in capital	$44,526

G	To reflect the change in common stock par value due to exchange of Sunesis common stock for Viracta’s common stock upon closing of the Merger:

	Transaction accounting adjustments September 30, 2020	Other Transaction accounting adjustments September 30, 2020
Viracta outstanding common stock	15,050,972	—
Number of shares to be issued in connection with Viracta preferred stock conversion into Viracta common stock	102,049,394	—
Number of shares to be issued in connection with Viracta warrants conversion into Viracta common stock	1,707,941	—
Number of Viracta common stock to be issued in Series E Convertible Preferred stock and concurrent financing	—	173,410,390

Total Viracta common stock prior to exchange	118,808,307	173,410,390

x: exchange ratio	0.4017	0.4017
Total number of shares held by Viracta stockholders post Merger	47,725,297	69,658,954
Total number of shares held by Sunesis stockholders post Merger (Represents 18,093,056 Sunesis common shares, plus the conversion of 10,248 Sunesis preferred shares into common)	19,117,856	—

Total number of outstanding common stock of combined company	66,843,153	69,658,954

Sunesis common stock par value	$0.001	$0.001
Par value of combined company outstanding common stock	$67	$70
Less: Par value of Sunesis common stock	$2	$—
Less: Par value of Viracta common stock	$1	$—

Pro Forma Adjustment	$64	$70

H	To record the impact of expensing the acquired Sunesis IPR&D as part of the asset acquisition (Note 3).

I	Calculation of weighted-average shares outstanding:

	September 30, 2020	December 31, 2019
Historical Viracta weighted-average shares of common stock outstanding	2,459,408	2,356,483
Impact of Viracta’s convertible preferred stock assuming conversion as of January 1, 2019	102,049,409	102,049,409
Impact of Viracta’s Series E convertible preferred stock	66,061,102	66,061,102
Impact of Viracta’s common stock purchase agreement (concurrent financing)	107,349,288	107,349,288

Total	277,919,207	277,816,282

Application of exchange ratio to historical Viracta weighted-average shares outstanding	0.4017	0.4017
Adjusted Viracta weighted-average shares outstanding	111,640,145	111,598,800
Historical Sunesis shares of common stock outstanding	12,748,000	8,712,900
Conversion of Sunesis’s convertible preferred stock	1,701,353	1,612,194

Total weighted average shares outstanding	126,089,498	121,923,894

J	To record the following adjustments to accumulated deficit:

September 30, 2020
Elimination of Sunesis’s accumulated deficit	$699,603
Impact of expensed IPR&D acquired (H) and Viracta’s estimated transaction costs as part of asset acquisition (D)	$(21,769)

Total adjustment to accumulated deficit	$677,834

K	To record the following adjustments to additional paid-in-capital:

September 30, 2020
Elimination of Sunesis’s additional paid-in-capital and par value	$(718,522)
To reflect Sunesis’s remaining stock post-merger	$35,559
To reflect the conversion of Viracta’s outstanding convertible preferred stock instruments (F)	$44,526
To reflect the reclassification of additional paid-in-capital to par for the shares expected to be outstanding	$(66)

Total adjustment to additional paid-in-capital	$(638,503)

Sunesis Pharmaceuticals, Inc.

F-A-1

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Sunesis Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunesis Pharmaceuticals, Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases as a result of the adoption of Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), using the modified retrospective transition method effective January 1, 2019.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1998

Salt Lake City, Utah

March 10, 2020, except for the retroactive effect of the 1-for-10 reverse split as described in Note 14, as to which the date is December 22, 2020

F-A-2

SUNESIS PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31,
	2019	2018
	(1)	(1)
ASSETS
Current assets:
Cash and cash equivalents	$12,761	$13,696
Restricted cash	5,500	—
Marketable securities	16,364	—
Prepaids and other current assets	1,697	1,504

Total current assets	36,322	15,200
Property and equipment, net	3	11
Operating lease—right-of-use asset	817	—
Other assets	98	113

Total assets	$37,240	$15,324

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$791	$1,393
Accrued clinical expense	521	500
Accrued compensation	985	943
Other accrued liabilities	1,109	1,091
Notes payable	5,465	7,396
Operating lease liability—current	545	—

Total current liabilities	9,416	11,323
Other liabilities	9	8
Operating lease liability—long term	272	—

Total liabilities	9,697	11,331

Commitments and contingencies (Note 8)
Stockholders’ equity:
Convertible preferred stock, $0.0001 par value; 10,000 shares authorized as of December 31, 2019; 20 and 18 shares issued and outstanding as of December 31, 2019 and 2018, respectively	11,769	20,998
Common stock, $0.0001 par value; 400,000 shares authorized as of December 31, 2019; 11,139 and 3,747 shares issued and outstanding as of December 31, 2019 and 2018, respectively	1	—
Additional paid-in capital	698,572	642,464
Accumulated other comprehensive income	1	—
Accumulated deficit	(682,800)	(659,469)

Total stockholders’ equity	27,543	3,993

Total liabilities and stockholders’ equity	$37,240	$15,324

(1)	The consolidated balance sheet has been adjusted to give retroactive effect to the Reverse Split for all periods presented.

See accompanying notes to consolidated financial statements.

F-A-3

SUNESIS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except per share amounts)

	Year Ended December 31,
	2019	2018
Revenue:
License and other revenue	$2,073	$237

Total revenues	2,073	237
Operating expenses:
Research and development	15,412	14,615
General and administrative	9,949	11,332

Total operating expenses	25,361	25,947

Loss from operations	(23,288)	(25,710)
Interest expense	(514)	(1,154)
Other income, net	472	249

Net loss	(23,330)	(26,615)
Unrealized gain on available-for-sale securities	1	7

Comprehensive loss	$(23,329)	$(26,608)

Basic and diluted loss per common share(2):

Net loss:	$(23,330)	$(26,615)

Shares used in computing net basic and diluted loss per common share:	8,712	3,558

Net loss per common share:	$(2.68)	$(7.48)

(2)	Share and per-share data in the condensed consolidated statement of operations and comprehensive loss have been adjusted to give retroactive effect to the Reverse Split for all periods presented.

See accompanying notes to consolidated financial statements.

F-A-4

SUNESIS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY(3)

(In thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2017	18	$20,966	3,429	$—	$633,439	$(7)	$(632,854)	$21,544
Adjustment to issuance cost related to common stock, preferred stock, and warrants issued in prior year	—	32	—	—	94	—	—	126
Issuance of $6,068 of common stock through controlled equity offering facilities, net of issuance costs of $77	—	—	301	—	5,991	—	—	5,991
Issuance of common stock from vesting of restricted stock awards	—	—	2	—	83	—	—	83
Issuance of common stock under employee stock purchase plans	—	—	10	—	139	—	—	139
Issuance of common stock pursuant to stock option exercises	—	—	5	—	164	—	—	164
Stock-based compensation expenses	—	—	—	—	2,554	—	—	2,554
Net loss	—	—	—	—	—	—	(26,615)	(26,615)
Unrealized gain on available-for-sale securities	—	—	—	—	—	7	—	7

Balance as of December 31, 2018	18	20,998	3,747	—	642,464	—	(659,469)	3,993
Issuance of $38,000 of common stock, $10,000 preferred stock, net of issuance cost of $3,400	25	12,533	6,133	1	32,070	—	—	44,604
Issuance of common stock upon conversion of preferred stock	(23)	(21,762)	1,195	—	21,762	—	—	—
Issuance of $473 of common stock through controlled equity offering facilities, net of issuance costs of $9	—	—	40	—	464	—	—	464
Issuance of common stock from vesting of restricted stock awards	—	—	11	—	54	—	—	54
Issuance of common stock under employee stock purchase plans	—	—	13	—	63	—	—	63
Stock-based compensation expenses	—	—	—	—	1,695	—	—	1,695
Net loss	—	—	—	—	—	—	(23,331)	(23,331)
Unrealized gain on available-for-sale securities	—	—	—	—	—	1	—	1

Balance as of December 31, 2019	20	$11,769	11,139	$1	$698,572	$1	$(682,800)	$27,543

(2)	The consolidated statement of stockholders’ equity has been adjusted to give retroactive effect to the Reverse Split for all periods presented.

See accompanying notes to consolidated financial statements.

F-A-5

SUNESIS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2019	2018
Cash flows from operating activities
Net loss	$(23,330)	$(26,615)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	1,749	2,637
Accretion of investment discounts and depreciation	(70)	9
Amortization of debt discount and debt issuance costs	116	192
Changes in operating assets and liabilities:
Prepaids and other assets	(294)	1,063
Accounts payable	(602)	(304)
Accrued clinical expense	21	(267)
Accrued compensation	42	(497)
Other accrued liabilities	183	(622)

Net cash used in operating activities	(22,185)	(24,404)

Cash flows from investing activities
Purchases of marketable securities	(20,035)	—
Sale and maturities of marketable securities	3,750	4,780

Net cash (used in) provided by investing activities	(16,285)	4,780

Cash flows from financing activities
Proceeds from notes payable, net of issuance cost	5,453	—
Principal payments on notes payable	(7,500)	—
Proceeds from issuance of convertible preferred stock offering, net	12,533	—
Proceeds from issuance of common stock, net	32,022	—
Proceeds from issuance of common stock through controlled equity offering facilities, net	464	6,040
Proceeds from exercise of stock options and stock purchase rights	63	303

Net cash provided by financing activities	43,035	6,343

Net increase (decrease) in cash and cash equivalents	4,565	(13,281)
Cash, cash equivalents and restricted cash at beginning of period	13,696	26,977

Cash, cash equivalents and restricted cash at end of period	$18,261	$13,696

Supplemental disclosure of cash flow information
Interest paid	$695	$790

Supplemental disclosure of non-cash investing and financing activities
Conversion of preferred stock to common stock	$21,762	$—

Right-of-use asset obtained in exchange for lease obligation	$1,362	$—

Commitment shares issued as cost of equity financing	$—	$448

Legal expenses accrued as cost of equity financing, net of adjustments	$—	$39

See accompanying notes to consolidated financial statements.

F-A-6

SUNESIS PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Company Overview

Description of Business

Sunesis Pharmaceuticals, Inc. (“Sunesis” or the “Company”) is a biopharmaceutical company focused on the development of novel targeted inhibitors for the treatment of hematologic and solid cancers. The Company’s primary activities since incorporation have been conducting research and development internally and through corporate collaborators, in-licensing and out-licensing pharmaceutical compounds and technology, conducting clinical trials, and raising capital.

The Company’s lead program is vecabrutinib, a selective non-covalent inhibitor of Bruton’s Tyrosine Kinase (“BTK”) with activity against both wild-type and C481S-mutated BTK, the most common mutation associated with resistance to covalent BTK inhibitors. Ibrutinib was the first BTK inhibitor approved for the treatment of chronic lymphocytic leukemia (“CLL”), mantle cell lymphoma (“MCL”), and other B-cell malignancies. The C481 mutation has been seen in patients who developed resistance to ibrutinib and to acalabrutinib, another covalent BTK inhibitor recently approved for treatment of CLL and MCL.

Vecabrutinib is being studied in a Phase 1b/2 clinical trial to assess safety and activity in patients with CLL and other advanced B-cell malignancies after two or more prior therapies, including ibrutinib or another covalent BTK inhibitor where approved for the disease. The Company has completed the safety evaluation period for the 400 mg cohort, and the seventh cohort, testing 500 mg twice daily, is now being studied.

The Company is developing SNS-510, a PDK1 inhibitor that it in-licensed from Millennium Pharmaceuticals, Inc. (“Takeda Oncology”), a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited. In October 2019, the Company presented the results of studies assessing SNS-510 in multiple preclinical cancer models.

In December 2019, the Company consented to Takeda Oncology’s assignment of TAK-580 to DOT Therapeutics-1, Inc. (“DOT-1”), and the Company entered into a license agreement with DOT-1 to grant DOT-1 a worldwide, exclusive license of TAK-580. Pursuant to this agreement, the Company received a $2.0 million upfront payment from DOT-1 and is eligible to receive up to $57.0 million in pre-commercialization, event-based milestone payments and royalty payments on future sales of TAK-580.

In December 2019, Sumitomo Dainippon Pharma Co., Ltd. (“Sumitomo”) assigned to Sunesis worldwide rights to vosaroxin. The Company entered into an agreement to license vosaroxin to Denovo Biopharma, LLC (“Denovo”), pursuant to which Sunesis received a $200,000 upfront payment and is eligible to receive up to $57.0 million in regulatory and commercial milestones, and double-digit royalties on future sales of vosaroxin.

Liquidity and Going Concern

The Company has incurred significant losses and negative cash flows from operations since its inception, and as of December 31, 2019, had cash and cash equivalents, restricted cash, and marketable securities totaling $34.6 million and an accumulated deficit of $682.8 million.

The Company expects to continue to incur significant losses for the foreseeable future as it continues development of its kinase inhibitor pipeline, including its BTK inhibitor, vecabrutinib. The Company has prioritized development funding on its kinase inhibitor portfolio with a focus on vecabrutinib. The Company has product candidates that are still in the early stages of development and will require significant additional investment.

F-A-7

The Company’s cash and cash equivalents, restricted cash, and marketable securities are not sufficient to support its operations for a period of twelve months from the date these consolidated financial statements are available to be issued. These factors raise substantial doubt about its ability to continue as a going concern. The Company will require additional financing to fund working capital, repay debt and pay its obligations as they come due. Additional financing might include one or more offerings and one or more of a combination of equity securities, debt arrangements or partnership or licensing collaborations. However, there can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its operations or on terms favorable to the Company. If the Company is unsuccessful in its efforts to raise additional financing in the near term, the Company will be required to significantly reduce or cease operations. The principal payments due under the SVB Loan Agreement (as defined in Note 7) have been classified as a current liability as of December 31, 2019 due to the considerations discussed above and the assessment that the material adverse change clause under the SVB Loan Agreement is not within the Company’s control. The SVB Loan Agreement also contains customary events of default, including among other things, the Company’s failure to make principal or interest payments when due, the occurrence of certain bankruptcy or insolvency events or its breach of the covenants under the SVB Loan Agreement. Upon the occurrence of an event of default (as defined in Note 7), SVB may, among other things, accelerate the Company’s obligations under the SVB Loan Agreement. The Company has not been notified of an event of default by SVB as of the date of the filing of this Form 10-K. The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

Concentrations of Credit Risk

In accordance with its investment policy, the Company invests cash that is not currently being used for operational purposes. The policy allows for the purchase of low risk debt securities issued by: (a) the United States and certain European governments and government agencies, and (b) highly rated banks and corporations, denominated in U.S. dollars, Euros, or British pounds, subject to certain concentration limits. The policy limits maturities of securities purchased to no longer than 24 months and the weighted average maturity of the portfolio to 12 months. Management believes these guidelines ensure both the safety and liquidity of any investment portfolio the Company may hold.

Financial instruments that potentially subject the Company to concentrations of credit risk generally consist of cash and cash equivalents, restricted cash and marketable securities. The Company is exposed to credit risk in the event of default by the institutions holding its cash and cash equivalents, restricted cash and any marketable securities to the extent of the amounts recorded in the balance sheets.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Adopted Accounting Pronouncements

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This guidance addresses specific cash flow issues with the objective of reducing the diversity in practice for the treatment of these issues. The areas identified include: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from

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the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and application of the predominance principle with respect to separately identifiable cash flows. The guidance will generally be applied retrospectively and is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company adopted this ASU during the quarter ended March 31, 2019. The adoption of this ASU did not have a significant impact on its condensed financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASC 842”). ASC 842 is aimed at making leasing activities more transparent and comparable and requires substantially all leases be recognized by lessees on their balance sheet as a right-of-use asset and corresponding lease liability, including leases currently accounted for as operating leases. ASC 842 is effective for Sunesis’ interim and annual reporting periods during the year ending December 31, 2019, and all annual and interim reporting periods thereafter. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, ASU 2018-11, Leases (Topic 842): Targeted Improvements and issued ASU 2019-01, Leases (Topic 842): Codification Improvements in March 2019. These pronouncements have the same effective date as the new leases standard and provide additional guidance, clarification and practical expedients to reduce the cost and complexity of applying the new standard. The Company adopted the new guidance on January 1, 2019 using the modified retrospective method at the effective date.

The Company has elected the package of practical expedients permitted under ASC 842. Accordingly, the Company accounted for its existing operating leases as operating leases under the new guidance, without reassessing (a) whether the contracts contain a lease under ASC Topic 842, (b) whether classification of the operating leases would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. In addition, the Company made an accounting policy election to combine the lease and non-lease components and the short-term lease practical expedients allowed under ASC 842. As a result of the adoption of ASC 842, the Company recognized on January 1, 2019 (a) a lease liability of approximately $1,362,000, which represents the present value of the remaining lease payments of approximately $1,434,000, discounted using the Company’s incremental borrowing rate of 4.0%, and (b) a right-of-use (“ROU”) asset equal to the lease liability of approximately $1,362,000. Once recorded, the Company also evaluates the right-of-use asset for impairment as part of an asset group, following the principles of ASC 360, Property, Plant, and Equipment. The adoption of the new standard resulted in changes to the Company’s accounting policies for leases.

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The amendments in this ASU expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. This new guidance is effective for the Company in fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted. On January 1, 2019, the Company adopted this new guidance and the measurement of equity-classified nonemployee awards will be fixed at the grant date. Upon adoption, the Company applied the new guidance to equity-classified nonemployee awards for which a measurement date has not been established and compared the cumulative amounts that were recorded for its nonemployee share-based payments through the end of December 31, 2018 to the cumulative amounts that should be recognized at the adoption date to calculate the transition adjustment. On January 1, 2019, the Company recognized the transition adjustment as an adjustment to retained earnings, which had no material impact on the Company’s consolidated financial statements or related footnote disclosures.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which will require a reporting entity to use a new forward-looking impairment model for most financial assets

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that generally will result in the earlier recognition of allowances for losses. For available-for-sale debt securities with unrealized losses, credit losses will be recognized as allowances rather than as reductions in amortized cost. Entities will apply the guidance as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, to increase stakeholders’ awareness of the amendments and to expedite improvements to the Codification. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses, Topic 326, providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. These ASUs do not change the core principle of the guidance in ASU 2016-13. Instead these amendments are intended to clarify and improve operability of certain topics. In November 2019, FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. ASC 2019-10 defers the effective dates of the new credit losses standard for all entities except SEC filers that are not smaller reporting companies to fiscal years beginning after 15 December 2022, including interim periods within those fiscal years. ASU 2019-11 clarifies and addresses stakeholders’ specific issues about certain aspects of the amendments in ASU 2016-13. The standard will be effective for the Company for annual periods beginning after December 15, 2022, with early adoption permitted beginning in 2019. The Company does not expect the adoption of this standard will have a material impact on its financial statements and accompanying footnotes.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. Various disclosure requirements have been removed, including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, the valuation processes for Level 3 fair value measurements held at the end of the reporting period. The ASU also modified various disclosure requirements and added some disclosure requirements for Level 3 fair value measurements. The amendments in this ASU are effective for the Company on January 1, 2020. The additional disclosures on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this ASU and delay adoption of the additional disclosures until their effective date. The Company does not expect the adoption of this ASU will have a material impact on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The amendments in this ASU are effective for the Company on January 1, 2021. The Company is currently evaluating the impact that the adoption of ASU 2019-12 will have on its financial statements and accompanying footnotes.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Sunesis Europe Limited, a United Kingdom corporation, and Sunesis Pharmaceuticals (Malta) Ltd., a Malta corporation. All intercompany balances and transactions have been eliminated in consolidation.

Segment Reporting

Management has determined that the Company operates as a single reportable segment.

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Significant Estimates and Judgments

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes thereto. Actual results could differ materially from these estimates. Estimates, assumptions and judgments made by management include those related to the valuation of marketable securities, equity and related instruments, revenue recognition, stock-based compensation and clinical trial accounting.

Cash Equivalents and Marketable Securities

The Company considers all highly liquid securities with original maturities of three months or less from the date of purchase to be cash equivalents, which generally consist of money market funds, repurchase agreements, and corporate debt securities. Restricted cash consists of amounts pledged as collateral for term loan agreement as contractually required by the lender. Marketable securities consist of securities with original maturities of greater than three months, which may include U.S. and European government obligations and corporate debt securities.

Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company generally classifies its entire investment portfolio as available-for-sale. The Company views its available-for-sale portfolio as available for use in current operations. Accordingly, the Company classifies all investments as short-term, even though the stated maturity may be more than one year from the current balance sheet date. Available-for-sale debt securities are carried at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), which is a separate component of stockholders’ equity except for unrealized loss determined to be other than temporary, which would be recorded within Other income, net.

The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in other income, net in the statements of operations and comprehensive loss. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are also recorded to other income, net. The cost of securities sold is based on the specific-identification method.

Invoices for certain services provided to the Company are denominated in foreign currencies. To manage the risk of future movements in foreign exchange rates that would affect such amounts, the Company may purchase certain European currencies or highly-rated investments denominated in those currencies, subject to similar criteria as for other investments defined in the Company’s investment policy. There is no guarantee that the related gains and losses will substantially offset each other, and the Company may be subject to significant exchange gains or losses as currencies fluctuate from quarter to quarter. As of December 31, 2019 and December 31, 2018, the Company held investments denominated in Euros with an aggregate fair value of zero, and $0.8 million, respectively. Any cash, cash equivalent and short-term investment balances denominated in foreign currencies are recorded at their fair value based on the current exchange rate as of each balance sheet date. The resulting exchange gains or losses and those from amounts payable for services originally denominated in foreign currencies are both recorded in other income, net in the statements of operations and comprehensive loss.

Fair Value Measurements

The Company measures cash equivalents and marketable securities at fair value on a recurring basis using the following hierarchy to prioritize valuation inputs, in accordance with applicable GAAP:

Level 1 - Observable input such as quoted prices (unadjusted) in active markets for identical assets and liabilities that can be accessed at the measurement date;

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Level 2 - inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly for the asset or liability. These include quoted prices for similar assets or liabilities in active markets; and

Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s Level 2 valuations of marketable securities are generally derived from independent pricing services based upon quoted prices in active markets for similar securities, with prices adjusted for yield and number of days to maturity, or based on industry models using data inputs, such as interest rates and prices that can be directly observed or corroborated in active markets.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3, if any. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying amounts of the Company’s financial instruments, including cash, prepayments, accounts payable, accrued liabilities, deferred revenue, and notes payable approximated their fair value as of December 31, 2019 and December 31, 2018.

Leases

The Company determines if an arrangement is or contains a lease at inception. In determining whether an arrangement is a lease, the Company considers whether (1) explicitly or implicitly identified assets have been deployed in the arrangement and (2) the Company obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract.

ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term. When an implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date for new leases or effective date for existing leases, in determining the present value of lease payments.

Leases may contain initial periods of free rent and/or periodic escalations. When such items are included in a lease agreement, the Company records rent expense on a straight-line basis over the initial term of a lease. The difference between the rent payment and the straight-line rent expense is recorded as a deferred rent liability. The Company expenses any additional payments under its operating leases for taxes, insurance or other operating expenses as incurred

Accounting for Notes Payable

The accounting for certain fees and expenses related to the SVB Loan Agreement (see Note 8) is as follows. The debt issuance cost is being accounted for as a debt discount and classified within notes payable on the Company’s balance sheet. The debt discount is being amortized as interest expense over the term of the loan using the effective interest method. The final payment is being accreted as interest expense over the term of the loans using the effective interest method.

Revenue Recognition

On January 1, 2018, the Company adopted Topic 606, Revenue from Contracts with Customers (“Topic 606”) using the modified retrospective method applied to those contracts which were not completed as of

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January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 605, Revenue Recognition (“Topic 605”).

Adoption of the new standard did not result in any change to the Company’s opening retained earnings as of January 1, 2018 as no cumulative impact to the adoption of ASC 606 was noted as a result of the Company’s assessment of the comparative revenue recognized since inception of the contracts under the new revenue standard ASC 606 and historic standard ASC 605. The Company is applying the practical exemption allowed under ASC 606 and does not disclose the value of variable consideration that is a sale-based royalty promised in exchange for a license of intellectual property. The adoption of the new standard resulted in changes to the Company’s accounting policies for revenue recognition as detailed below:

The Company’s contracts consist license, milestone and royalty payments primarily generated through agreements with strategic partners for the development and commercialization of the Company’s product candidates. The terms of the agreement typically include non-refundable upfront fees, payments based upon achievement of milestones and royalties on net product sales. The Company has both fixed and variable consideration. Non-refundable upfront fees are considered fixed, while milestone and royalty payments are identified as variable consideration.

In determining the appropriate amount of revenue to be recognized as it fulfills its performance obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

Licenses of intellectual property: If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, up-front fees allocated to the license when the license is transferred to the customer, and the customer can use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Event-based or milestone payments: At the inception of each arrangement that includes event-based or milestone payments, the Company evaluates whether the events or milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the value of the associated event-based or milestone payments is included in the transaction price. Event-based or milestone payments that are not within the control of the Company are not included in the transaction price until they become probable of being achieved.

Royalties: For arrangements that include sales-based royalties and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (a) when the related sales occur, or (b) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from any of its licensing arrangements.

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Research and Development

Research and development expense consists primarily of: (a) clinical trial costs, which include payments for work performed by contract research organizations (“CROs”), clinical trial sites, labs and other clinical service providers, and for drug packaging, storage and distribution; (b) drug manufacturing costs, which include costs for producing drug substance and drug product, and for stability and other testing; (c) personnel costs for related permanent and temporary employees; (d) other outside services and consulting costs; and (e) payments under license agreements. All research and development costs are expensed as they are incurred.

Clinical Trial Accounting

The Company records accruals for estimated clinical trial costs, which include payments for work performed by CROs and participating clinical trial sites. These costs are generally a significant component of research and development expense. Costs incurred for setting up clinical trial sites for participation in trials are generally non-refundable, and are expensed as incurred, with any refundable advances related to enrollment of the first patient recorded as prepayments and assessed for recoverability on a quarterly basis. Costs related to patient enrollment are accrued as patients progress through the clinical trial, including amortization of any first-patient prepayments. This amortization generally matches when the related services are rendered, however, these cost estimates may or may not match the actual costs incurred by the CROs or clinical trial sites, and if the Company has incomplete or inaccurate information, the clinical trial accruals may not be accurate. The difference between accrued expenses based on the Company’s estimates and actual expenses have not been significant to date.

Warrants for Shares of Common Stock

The Company accounts for warrants for shares of common stock as equity instruments in the accompanying balance sheets at their fair value on the date of issuance because such warrants are indexed to the Company’s common stock and no cash settlement is required except for (i) liquidation of the Company, or (ii) a change in control in which the common stockholders also receive cash.

Stock-Based Compensation

The Company grants options to purchase common stock to its employees, directors and consultants under its stock option plans. Under the Company’s Employee Stock Purchase Plan, eligible employees can also purchase shares of the Company’s common stock at 85% of the lower of the fair market value of the Company’s common stock at the beginning of a 12-month offering period or at the end of one of the two related six-month purchase periods.

The Company values these share-based awards using the Black-Scholes option valuation model (the “Black-Scholes model”). The determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by the Company’s stock price as well as assumptions regarding a number of subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. The Company accounts for forfeitures of share-based payment awards as they occur.

Foreign Currency

Transactions that are denominated in a foreign currency are translated into U.S. dollars at the current exchange rate on the transaction date. Any foreign currency-denominated monetary assets and liabilities are subsequently remeasured at current exchange rates as of each balance sheet date, with gains or losses on foreign exchange recognized in other income, net in the statements of operations and comprehensive loss.

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Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and their basis for financial reporting. Deferred tax assets or liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company’s policy is to recognize interest charges and penalties in other income, net in the statements of operations and comprehensive loss.

3.	Loss per Common Share

Basic loss per common share is calculated by dividing net loss by the weighted-average number of common shares outstanding for the period. Diluted net loss per common share is computed by dividing (a) net loss, less any anti-dilutive amounts recorded during the period, by (b) the weighted-average number of common shares outstanding for the period plus dilutive potential common shares as determined using the treasury stock method for options and warrants to purchase common stock.

The following table sets forth the computation of basic and diluted loss per common share for the periods presented (in thousands, except per share amounts):

	Year Ended December 31,
	2019	2018
Numerator:
Net loss—basic and diluted	$(23,330)	$(26,615)

Denominator:
Weighted-average common shares outstanding—basic and diluted	8,712	3,558

Net loss per common share:
Basic and Diluted	$(2.68)	$(7.48)

The following table represents the potential common shares issuable pursuant to outstanding securities as of the related period end dates that were excluded from the computation of diluted loss per common share because their inclusion would have had an anti-dilutive effect (in thousands):

	As of December 31,
	2019	2018
Warrants to purchase shares of common stock	22	22
Convertible preferred stock	1,971	633
Options to purchase shares of common stock	516	416

Outstanding securities not included in calculations	2,509	1,071

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4.	Financial Instruments

Financial Assets

The following tables summarize the estimated fair value of the Company’s financial assets measured on a recurring basis as of the dates indicated, which were comprised solely of available-for-sale marketable securities with remaining contractual maturities of one year or less (in thousands):

December 31, 2019	Valuation Input Level	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	Level 1	$3,495	$—	$—	$3,495
U.S. Treasury securities	Level 1	1,594	1	—	1,595
Repurchase agreements	Level 2	5,000	—	—	5,000
U.S. corporate debt obligations	Level 2	5,155	—	—	5,155
U.S. commercial paper	Level 2	11,412	—	—	11,412

Total available-for-sale securities		26,656	1	—	26,657

Less amounts classified as cash equivalents		(10,293)	—	—	(10,293)

Amounts classified as marketable securities		$16,363	$1	$—	$16,364

December 31, 2018	Valuation Input Level	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	Level 1	$10,845	$—	$—	$10,845

Total available-for-sale securities		10,845	—	—	10,845

Less amounts classified as cash equivalents		(10,845)	—	—	(10,845)

Amounts classified as marketable securities		$—	$—	$—	$—

There were no available-for-sale securities in an unrealized loss position as of December 31, 2019.

No significant facts or circumstances have arisen to indicate that there has been any deterioration in the creditworthiness of the issuers of these securities. There were no realized gains or losses on the available-for-sale securities in the years ended December 31, 2019 and 2018. There were no sales of available-for-sale debt securities in the years ended December 31, 2019 and 2018.

5.	Other Accrued Liabilities

Other accrued liabilities as of December 31 were as follows (in thousands):

	2019	2018
Accrued outside services	$690	$556
Accrued professional services	220	251
Accrued interest	57	284
Deferred revenue	120	—
Other accruals	22	—

Total other accrued liabilities	$1,109	$1,091

6.	License Agreements

Biogen Idec

The first amended and restated collaboration agreement with Biogen Idec MA, Inc. (the “Biogen 1st ARCA”) amended and restated the collaboration agreement with Biogen (the “Biogen OCA”), to provide for the

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discovery, development and commercialization of small molecule BTK inhibitors. Under this agreement, the Company no longer has research obligations, but licenses granted to Biogen with respect to the research collaboration under the Biogen OCA (other than the licenses transferred to Takeda Oncology under the Takeda Agreement) remain in effect. In December 2018, the Company entered into a settlement agreement with Biogen whereas Biogen will no longer be obligated to pay future event-based payments or royalty payments to the Company.

In December 2013, the Company entered into a second amended and restated collaboration agreement with Biogen, to provide the Company with an exclusive worldwide license to develop, manufacture and commercialize vecabrutinib, a BTK inhibitor synthesized under the Biogen 1st ARCA, solely for oncology indications. During the third quarter of 2017, the Company made a milestone payment of $2.5 million to Biogen upon the dosing of the first patient in a Phase 1b/2 study to assess the safety and activity of vecabrutinib in patients with advanced B-cell malignancies after two or more prior therapies, including ibrutinib or other covalent BTK inhibitor for those patients with malignancies for which a BTK inhibitor is approved, and including patients with BTK C481 mutations. The payment was recorded in the research and development expenses line item in the consolidated statement of operations. The Company may also be required to make tiered royalty payments based on percentages of net sales of vecabrutinib, if any, in the mid-single-digits.

Takeda Oncology

In March 2011, Takeda Oncology purchased and exclusively licensed Biogen’s rights to a PDK1 inhibitor program and a pan-Raf inhibitor program which were both originally developed through a collaboration agreement between Sunesis and Biogen. In January 2014, the Company entered into an amended and restated license agreement with Takeda Oncology (the “Amended Takeda Agreement”), to provide the Company with an exclusive worldwide license to develop and commercialize preclinical inhibitors of PDK1. In December 2019, the Company partitioned the Amended Takeda Agreement into two separate agreements: (i) an amended and restated license agreement for PDK (the “PDK Agreement”), and (ii) an amended and restated license agreement for RAF (the “Millennium RAF Agreement”). Pursuant to the PDK Agreement, the Company may in the future be required to make up to $9.2 million in pre-commercialization milestone payments depending on its development of PDK1 inhibitors and tiered royalty payments depending on related product sales, if any, beginning in the mid-single-digits and not to exceed the low-teens.

DOT-1

In December 2019, Takeda Oncology assigned the Millennium RAF Agreement to DOT-1, a venture capital-funded biopharmaceutical company. The Company entered into a concurrent license agreement with DOT-1. Pursuant to this agreement, the Company received a $2.0 million upfront payment from DOT-1 to grant DOT-1 a worldwide, exclusive license of TAK-580. The agreement also includes up to $57.0 million in pre-commercialization, event-based milestone payments and royalty payments on future sales of TAK-580. The Company recognized the $2.0 million upfront payment as revenue upon inception of the contract as identified performance obligation has been satisfied. As of December 31, 2019, all future event-based payments and royalty payments are considered fully constrained variable considerations and therefore, no contract assets have been recorded and no revenue have been recognized on these variable considerations.

Denovo

In December 2019, the Company entered into the Denovo License Agreement, pursuant to which Sunesis licensed vosaroxin intellectual property to Denovo, received an upfront payment of $0.2 million, and is eligible to receive up to $57.0 million in regulatory and commercial milestones payments and double-digit royalty payments on future sales of vosaroxin. The Company recognized $0.1 million of the upfront payment as revenue in 2019 when the identified performance obligation has been satisfied and the remaining $0.1 million has been recorded as deferred revenue as part of other accrued liabilities on the Company’s consolidated balance sheet as

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of December 31, 2019. As of December 31, 2019, all future event-based payments and royalty payments are considered fully constrained variable considerations and therefore, no contract assets have been recorded and no revenue have been recognized on these variable considerations.

7. Notes Payable

In April 2019, the Company entered into a term loan agreement with Silicon Valley Bank (the “SVB Loan Agreement”), pursuant to which the Company borrowed $5.5 million. The Company used the proceeds of the SVB Loan Agreement plus cash on hand to repay its remaining obligations in the amount of $5.9 million under its existing loan agreement with Western Alliance Bank and Solar Capital Ltd (the “Loan Agreement and Amendments”). The maturity date of the SVB Loan Agreement is December 1, 2022. Under the terms of the SVB Loan Agreement, the Company is required to make interest-only payments through December 31, 2020 on the borrowings at a floating rate equal to the greater of 3.25% or the Prime Rate as defined in the SVB Loan Agreement minus 2.25%, followed by an amortization period of 24 months of equal monthly payments of principal plus interest amounts until paid in full. In addition to and not in substitution for the regular monthly payments of principal plus accrued interest, the Company is required to make a final payment equal to 4% of the original principal amount of the borrowings (the “Final Payment Fee”). Additionally, the Company may prepay all, but not less than all, of the borrowings at any time upon 30 days’ prior notice to Silicon Valley Bank (“SVB”). Any such prepayment would require, in addition to payment of principal and accrued interest as well as the Final Payment Fee, a prepayment fee, in the amount of (a) $165,000 if the prepayment occurs prior to the 1st anniversary of April 26, 2019, or the Effective Date; (b) $110,000 if the prepayment occurs on or after the 1st anniversary of the Effective Date but prior to the 2nd anniversary of the Effective Date; or (c) $55,000 if the prepayment occurs on or after the 2nd anniversary of the Effective Date.

The Company’s obligations under the SVB Loan Agreement are secured by a first priority security interest in cash held at an account with SVB (the “Collateral Account”). The Company is obligated to maintain sufficient cash in the Collateral Account at all times in an amount equal to or greater than the outstanding balance of the borrowings. The Company has classified the Collateral Account as restricted cash on its consolidated balance sheets as of December 31, 2019.

The SVB Loan Agreement contains customary affirmative and negative covenants which, among other things, limit the Company’s ability to (i) incur additional indebtedness, (ii) pay dividends or make certain distributions, (iii) dispose of its assets, grant liens or encumber its assets or (iv) fundamentally alter the nature of its business. These covenants are subject to a number of exceptions and qualifications. The SVB Loan Agreement also contains customary events of default, including among other things, the Company’s failure to make any principal or interest payments when due, the occurrence of certain bankruptcy or insolvency events or a material adverse change, or its breach of the covenants under the SVB Loan Agreement. Upon the occurrence of an event of default, SVB may, among other things, accelerate the Company’s obligations under the SVB Loan Agreement. The Company was in compliance with all applicable covenants set forth in the SVB Loan Agreement as of December 31, 2019. The principal payments due under the SVB Loan Agreement have been classified as a current liability at December 31, 2019 due to the considerations discussed in Note 1 and the assessment that the material adverse change clause under the SVB Loan Agreement is not within the Company’s control. The Company has not been notified of an event of default by the Lenders as of the date of the filing of this Annual Report Form 10-K.

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Aggregate future minimum payments due under the SVB Loan Agreement as of December 31, 2019 were as follows (in thousands):

Year ending December 31,	Total
2020	179
2021	2,888
2022	3,018

Total minimum payments	6,085
Less amount representing interest	(585)

Total notes payable as of December 31, 2019	5,500
Less unamortized debt discount and issuance costs	(35)
Less current portion of notes payable	(5,465)

Non-current portion of notes payable	$—

8.	Commitments and Contingencies

From time to time, the Company may be involved in legal proceedings, as well as demands, claims and threatened litigation, which arise in the normal course of its business or otherwise. The ultimate outcome of any litigation is uncertain and unfavorable outcomes could have a negative impact on the Company’s results of operations and financial condition. Regardless of outcome, litigation can have an adverse impact on the Company because of the defense costs, diversion of management resources and other factors. The Company is not currently involved in any material legal proceedings.

9.	Stockholders’ Equity

Underwritten Offerings

In July 2019, the Company completed underwritten public offerings of (i) 3,833,372 shares of its common stock at a price to the public of $6.00 for each share of common stock, including the full exercise of the underwriters’ option to purchase 500,005 additional shares of common stock to cover over-allotments, and (ii) 8,333 shares of its non-voting Series F Convertible Preferred Stock (“Series F Stock”) at a price to the public of $600.00 for each share of Series F Stock. Gross proceeds from the sale were approximately $28.0 million and net proceeds were approximately $26.1 million. Each share of non-voting Series F Stock is convertible into 100 shares of the Company’s common stock, provided that conversion will be prohibited if, as a result, the holder and its affiliates would own more than 9.98% of the total number of shares of the Company’s common stock then outstanding; provided, however, that a holder may, upon written notice, elect to increase or decrease this percentage (not to exceed the limits under Nasdaq Marketplace Rule 5635(b), to the extent applicable).

In January 2019, the Company completed underwritten public offerings of (i) 2,300,000 shares of its common stock at a price to the public of $5.00 for each share of common stock, and (ii) 17,000 shares of its non-voting Series E Convertible Preferred Stock (“Series E Stock”) at a price to the public of $500.00 for each share of Series E Stock. Gross proceeds from the sale were $20.0 million and net proceeds were approximately $18.5 million. Each share of non-voting Series E Stock is convertible into 100 shares of the Company’s common stock, provided that conversion will be prohibited if, as a result, the holder and its affiliates would own more than 9.98% of the total number of shares of the Company’s common stock then outstanding; provided, however, that a holder may, upon written notice, elect to increase or decrease this percentage (not to exceed the limits under Nasdaq Marketplace Rule 5635(b), to the extent applicable).

Preferred Stock

The Company has 10,000,000 shares of authorized preferred stock available for issuance in one or more series. Upon issuance, the Company can determine the rights, preferences, privileges and restrictions thereof.

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These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. There were 19,714 and 17,697 shares of preferred stock outstanding as of December 31, 2019 and 2018, respectively. These shares are non-voting Series D, Series E, and Series F Convertible Preferred Stock at a price of $2,000, $500, and $600 per share, respectively. Each share of non-voting Series D Stock, Series E Stock, and Series F Stock is convertible into 100 shares of common stock, provided that conversion will be prohibited if, as a result, the holder and its affiliates would own more than 9.98% of the total number of shares of common stock then outstanding. In the event of the Company’s liquidation, dissolution, or winding up, holders of Series D, Series E, and Series F Stock will receive a payment equal to $0.0001 per share of Series D, Series E, and Series F Stock before any proceeds are distributed to the holders of Common Stock. Shares of Series D, Series E, and Series F Stock will generally have no voting rights, except as required by law and except that the consent of holders of a majority of the outstanding Series D and Series E Stock will be required to amend the terms of the Series D, Series E, and Series F Stock. Shares of the Series D, Series E, and Series F Stock will not be entitled to receive any dividends, unless and until specifically declared by the Company’s board of directors, and will rank:

•	senior to all of the Company’s Common Stock;

•	senior to any class or series of the Company’s capital stock hereafter created specifically ranking by its terms junior to the Series D, Series E, and Series F Stock;

•	on parity with any class or series of the Company’s capital stock hereafter created specifically ranking by its terms on parity with the Series D, Series E, and Series F Stock;

•

junior to any class or series of the Company’s capital stock hereafter created specifically ranking by its terms senior to the Series D, Series E, and Series F Stock; in each case, as to distributions of assets upon the Company’s liquidation, dissolution or winding up whether voluntarily or involuntarily.

During the year ended December 31, 2019, the Company issued a total of 1,195,017 shares of its common stock upon conversion of 13,639 shares of its non-voting Series B Convertible Preferred Stock, 1,558 shares of its non-voting Series C Convertible Preferred Stock, 1,119 shares of its Series D Stock, and 7,000 shares of Series E Stock. No shares of non-voting Series B or Series C Convertible Preferred Stock remain outstanding after the conversion. 1,381 shares of Series D Stock, 10,000 shares of Series E Stock, and 8,333 shares of Series F Stock remain outstanding after the conversion.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Subject to the preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors. Under the terms of the Loan Agreement with the Lenders, the Company is precluded from paying cash dividends without the prior written consent of the Lenders.

Controlled Equity Offerings

In August 2011, the Company entered into a Controlled Equity OfferingSM sales agreement (the “Sales Agreement”), with Cantor Fitzgerald & Co. (“Cantor”), as agent and/or principal, pursuant to which the Company could issue and sell shares of its common stock. The most recent amendment to the Sales Agreement, made in November, 2017, provides for an increase in the aggregate gross sales under the Sales Agreement to $45.0 million. The Company will pay Cantor a commission of up to 3.0% of the gross proceeds from any common stock sold through the Sales Agreement, as amended.

During the years ended December 31, 2019 and 2018, the Company sold less than 0.1 million shares and 0.1 million shares, respectively, of common stock under the Sales Agreement, as amended, at an average price of

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approximately $11.9 per share and $23.8 per share, respectively, for gross and net proceeds of $0.5 million and $1.4 million, respectively, after deducting Cantor’s commission. As of December 31, 2019, $43.1 million of common stock remained available to be sold under this facility.

Aspire Common Stock Purchase Agreement

In June 2018, the Company entered into a Common Stock Purchase Agreement (the “CSPA”) with Aspire Capital Fund, LLC (“Aspire”), pursuant to which the Company could issue and sell shares of its common stock having an aggregate gross sales price of up to $15.5 million. Upon execution of the CSPA, the Company sold to Aspire 22,831 shares of common stock at a price of $21.9 per share, for total proceeds of $0.5 million. In addition, Aspire committed to purchasing up to an additional $15.0 million of common shares, at the Company’s request, from time to time during a 24-month period at prices based on the market price at the time of each sale. Under the CSPA, on any trading day selected by the Company on which the closing price of its common stock is equal to or greater than $2.5 per share, the Company has the right, in its sole discretion, to present Aspire with a purchase notice directing Aspire to purchase up to 20,000 shares of common stock per business day, at a purchase price equal to the lesser of:

a)	the lowest sale price of common stock on the purchase date; or

b)	the arithmetic average of the three lowest closing sale prices during the 10 consecutive business days ending on the trading day immediately preceding the purchase date.

The Company also has the right to require Aspire to purchase up to an additional 30% of the trading volume of the shares for the next business day at a purchase price (the “VWAP Purchase Price”), equal to the lesser of: (i) the closing sale price of the shares on the purchase date, or (ii) ninety-seven percent (97%) of the next business day’s volume weighted average price (each such purchase, a “VWAP Purchase”). The Company shall have the right, in its sole discretion, to determine a maximum number of shares and set a minimum market price threshold for each VWAP Purchase. The Company can only require a VWAP Purchase if the Company has also submitted a regular purchase on the notice date for the VWAP Purchase. There are no limits on the number of VWAP purchases that the Company may require.

There are no trading volume requirements or restrictions under the CSPA, and the Company will control the timing and amount of sales. Aspire has no right to require any sales by the Company, but is obligated to make purchases from the Company as directed by the Company in accordance with the CSPA There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. The CSPA may be terminated by the Company at any time, at its discretion, without any cost to the Company. Aspire has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of common stock during any time prior to the termination of the CSPA. Any proceeds from the Company receives under the CSPA are expected to be used for working capital and general corporate purposes. The Company cannot request Aspire to purchase more than 200,000 shares per business day.

As consideration for Aspire’s obligation under the CSPA, the Company issued 21,233 shares of common stock to Aspire as a commitment fee. This $0.4 million commitment fee and $0.1 million in other transaction costs were recorded in June 2018 as costs of equity financing, within additional paid-in capital. The Company also entered into a Registration Rights Agreement with Aspire. During the year ended December 31, 2018, the Company issued to Aspire a total of 239,064 shares for total net proceeds of $4.6 million. The shares were issued at an average price of $22.0 per share, excluding the 21,233 commitment shares issued. No shares were issued to Aspire during the year ended December 31, 2019. Aspire’s remaining purchase commitment was $10.9 million as of December 31, 2019.

Equity Incentive Plans

The Company grants options to purchase shares of its common stock primarily to: (i) new employees, of which 25% of the shares subject to such options become exercisable on the first anniversary of the vesting

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commencement date, and 1/48th of the shares subject to such options become exercisable each month over the remainder of the four-year vesting period, (ii) existing employees with various vesting schedules over three to four years, (iii) new non-employee members of the board of directors, of which 1/24th of the shares subject to such options become exercisable each month following the date of grant over a two-year vesting period, and (iv) continuing non-employee members of the board of directors, of which 1/12th of the shares subject to such options become exercisable each month following the date of grant over a one-year vesting period.

On March 15, 2011, the Company’s Board of Directors adopted, and on June 3, 2011, the Company’s stockholders approved, the 2011 Equity Incentive Plan (the “2011 Plan”). The 2011 Plan is intended as the successor to and continuation of the Company’s 1998 Stock Plan, 2001 Stock Plan, 2005 Equity Incentive Award Plan and 2006 Employment Commencement Incentive Plan (collectively, the “Prior Plans”). No additional stock awards will be granted under the Prior Plans.

The number of shares of common stock available for issuance under the 2011 Plan automatically increases on January 1st of each year for a period of 10 years commencing on January 1, 2012 by an amount equal to: (i) 4.0% of the Company’s outstanding shares of common stock on December 31st of the preceding calendar year, or (ii) a lesser amount determined by the Board of Directors. On January 1, 2019 and 2018, in accordance with the above, the number of shares of common stock available for issuance under the 2011 Plan was increased by 149,896 and 137,131 shares, respectively.

During the year ended December 31, 2019, options to purchase 171,552 shares of the Company’s common stock were granted under the 2011 Plan. As of December 31, 2019, there were 115,482 shares available for future grants under the 2011 Plan.

Employee Stock Purchase Plans

On March 5, 2011, the Company’s Board of Directors adopted, and on June 3, 2011, the Company’s stockholders approved, the 2011 Employee Stock Purchase Plan (the “2011 ESPP”).

The 2011 ESPP permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. Eligible employees can purchase shares of the Company’s common stock at 85% of the lower of the fair market value of the common stock at (i) the beginning of a 12-month offering period, or (ii) at the end of one of the two related 6-month purchase periods. No participant in the 2011 ESPP may be issued or transferred shares of common stock valued at more than $25,000 per calendar year.

The number of shares of common stock available for issuance under the 2011 ESPP automatically increases on January 1st of each year for a period of 10 years commencing on January 1, 2012 by an amount equal to: (i) 1.0% of the Company’s outstanding shares of common stock on December 31st of the preceding calendar year, or (ii) a lesser amount determined by the Board of Directors. On January 1, 2019, in accordance with the above, the number of shares of common stock available for issuance under the 2011 ESPP was increased by 33,600 shares.

A total of 13,332 and 10,410 shares were issued under the 2011 ESPP during the year ended December 31, 2019 and December 31, 2018, respectively. As of December 31, 2019, there were 26,698 shares available for future issuance under the ESPP.

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Warrants

Warrants to purchase shares of the Company’s common stock outstanding as of December 31, 2019 were as follows (in thousands, except per share amounts):

Date Issued	Shares	Exercise Price Per Share	Expiration
February 2015	1	$133.2	February 2020
March 2016	21	$32.5	March 2021

Total warrants outstanding and exercisable	22

Warrants to purchase 1,025 shares of the Company’s common stock expired unexercised as of February 27, 2020.

Reserved Shares

Shares of the Company’s common stock reserved for future issuance as of December 31, 2019 were as follows (in thousands):

	Shares Available for Future Grant	Outstanding Securities	Total Shares Reserved
Warrants	—	22	22
Convertible preferred stock	—	1,971	1,971
Stock option plans	115	516	631
Employee stock purchase plan	27	—	27

Total reserved shares of common stock	142	2,509	2,651

10.	Stock-Based Compensation

Overview

Employee stock-based compensation expense is calculated based on the grant-date fair value of awards ultimately expected to vest and recognized under the straight-line attribution method, assuming that all stock-based awards will vest. The following table summarizes stock-based compensation expense related to the Company’s stock-based awards for the periods indicated (in thousands):

	Year ended December 31,
	2019	2018
Research and development	$513	$581
General and administrative	816	903
Employee stock-based compensation expense	1,329	1,484
Non-employee stock-based compensation expense	420	1,153

Total stock-based compensation expense	$1,749	$2,637

Fair Value of Awards

The Company determines the fair value of stock-based awards on the grant date using the Black-Scholes model, which is impacted by the Company’s stock price, as well as assumptions regarding a number of subjective variables. The following table summarizes the weighted-average assumptions used as inputs to the Black-Scholes

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model, and resulting weighted-average and total estimated grant date fair values of employee stock options granted during the periods indicated:

	Year Ended December 31,
	2019		2018
	Employees	Consultants	Employees	Consultants
Assumptions:
Expected term (years)	4.4	4.2	4.3	9.8
Expected volatility	108.9%	114.2%	126.0%	117.6%
Risk-free interest rate	1.9%	1.7%	2.6%	2.8%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Fair value:
Weighted-average estimated grant date fair value per share	$6.7	$5.6	$9.6	$11.9
Options granted (in thousands)	110	62	120	42

Total estimated grant date fair value (in thousands)	$735	$292	$1,161	$497

The estimated fair value of stock options that vested in the years ended December 31, 2019 and 2018 was $1.6 million and $2.0 million, respectively. The Company based its assumptions for the expected term on historical cancellation and exercise data, and the contractual term and vesting terms of the awards. Expected volatility is based on historical volatility of the Company’s common stock. The Company does not anticipate paying any cash dividends in the foreseeable future, and therefore uses an expected dividend yield of zero.

Option Plan Activity

The following table summarizes stock option activity for the Company’s stock option plans in the periods presented (in thousands, except per share amounts):

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	416	$36.6
Options granted	172	$10.0
Options exercised	—	$—
Options forfeited or expired	(72)	$32.7

Outstanding as of December 31, 2019	516	$27.3	8.19	$—

Vested and expected to vest as of December 31, 2019	516	$27.3	8.19	$—
Exercisable as of December 31, 2019	315	$35.6	7.73	$—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (i.e., the difference between the Company’s closing stock price on the last trading day of the period and the exercise price, multiplied by the number of in-the-money options) that would have been received by option holders if they had exercised all their options on December 31, 2019.

The intrinsic value of options exercised during each of the years ended December 31, 2019 and 2018 was zero and less than $0.1 million, respectively. As the Company believes it is probable that no stock option related tax benefits will be realized, the Company does not record any net tax benefits related to exercised options.

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Total estimated unrecognized stock-based compensation cost related to unvested stock options was $2.0 million as of December 31, 2019, which is expected to be recognized over the respective vesting terms of each award. The weighted average term of the unrecognized stock-based compensation expense is 2.3 years.

11.	Income Taxes

Loss before the provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2019	2018
U.S. operations	$(23,330)	$(21,132)
Foreign operations	—	(5,483)

Loss before provision for income taxes	$(23,330)	$(26,615)

No provision for income taxes was recorded in the periods presented due to tax losses incurred in each period. The income tax provision differs from the amount computed by applying the statutory income tax rate of 21% to pre-tax loss as follows (in thousands):

	Year Ended December 31,
	2019	2018
Tax (benefit) at statutory federal rate	21.0%	21.0%
State tax (benefit), net of federal benefit	7.1	4.6
Foreign tax rate differential	—	(4.3)
Permanent differences	(0.6)	(0.6)
Research and development credits	1.3	1.0
Change in valuation allowance	(20.9)	(15.9)
Provision-to-return	—	(0.7)
Expired NOLs, research and development credits, and other carryfowards	(6.9)	(2.2)
Non-qualified stock option cancellations	(1.0)	(2.9)

Effective tax rate	—%	—%

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Deferred income taxes reflect the net tax effects of loss and credit carry-forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets for federal and state income taxes are as follows (in thousands):

	December 31,
	2019	2018
Deferred tax assets:
Federal and state net operating loss carry-forwards	$119,015	$114,254
Federal and state research credit carry-forwards	15,140	14,885
Capitalized research costs	6,081	6,134
Stock-based compensation	3,996	4,002
Lease liabilities	152	—
Property and equipment	77	79
Accrued liabilities	86	143
Gross deferred tax assets	144,547	139,497
Deferred tax liabilities:
Right-of-use assets	(152)	—

Gross deferred tax liabilities	(152)	—

Net deferred tax assets	144,395	139,497
Valuation allowance	(144,395)	(139,497)

Deferred tax assets, net of valuation allowance	$—	$—

The Company’s unrecognized tax benefits relate to research and development tax credits claimed on the Company’s tax returns. The research and development tax credits have not been utilized, are fully offset by a valuation allowance, and currently have no tax expense impact and no related interest and penalties has been accrued. The Company does not anticipate the unrecognized tax benefits position will significantly change over the next twelve months.

A reconciliation of the Company’s beginning and ending amount of unrecognized tax benefits is follows (in thousands):

	December 31,
	2019	2018
Unrecognized tax benefits at beginning of period	$1,812	$1,769
Increases related to current year tax positions	58	43
Decreases related to prior year tax positions	(23)	—

Unrecognized tax benefits at the end of period	$1,847	$1,812

The Company has recorded a full valuation allowance against its net deferred tax assets due to the uncertainty as to whether such assets will be realized. The valuation allowance increased by approximately $4.9 million in the year ended December 31, 2019 primarily due to the generation of current year net operating losses and research and development credits claimed.

As of December 31, 2019, the Company had federal net operating loss carry-forwards of $463.4 million and federal research and development tax credit carry-forwards of $9.8 million. If not utilized, the federal net operating loss and tax credit carry-forwards will begin to expire 2020. As of December 31, 2019, the Company had state net operating loss carry-forwards of $310.7 million, which expire beginning in 2028, and state research and development tax credit carry-forwards of $8.7 million, which do not expire. In addition, the use of net operating loss and tax credit carryforwards may be limited under Section 382 of the Internal Revenue Code in

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certain situations where changes occur in the stock ownership of a company. In the event that the Company has had a change in ownership, utilization of the carryforwards could be restricted.

The Company recognizes the financial statement effect of tax positions when it is more likely than not that the tax positions will be sustained upon examination by the appropriate taxing authorities. As of December 31, 2019 and 2018, the Company had unrecognized tax benefits of $1.8 million.

The Company files U.S. federal and California tax returns. The Company’s wholly owned subsidiaries, Sunesis Europe Limited and Sunesis Pharmaceuticals (Malta) Ltd., are currently not required to file tax returns. To date, neither the Company nor any of its subsidiaries have been audited by the Internal Revenue Service, any state income tax authority or tax authority in the related jurisdictions. Due to net operating loss carry-forwards, substantially all of the Company’s tax years remain open to federal tax examination.

12.	Guarantees and Indemnification

As permitted under Delaware law and in accordance with the Company’s Bylaws, the Company indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The indemnification agreements with the Company’s officers and directors terminate upon termination of their employment, but the termination does not affect claims for indemnification relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company’s officer and director insurance policy reduces the Company’s exposure and may enable the Company to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification agreements is minimal. In addition, in the ordinary course of business the Company enters into agreements, such as licensing agreements, clinical trial agreements and certain services agreements, containing standard indemnifications provisions. The Company believes that the likelihood of an adverse judgment related to such indemnification provisions is remote. Accordingly, the Company has not recorded any liabilities for any of these agreements as of December 31, 2019.

13.	Leases

The Company’s operating lease obligations as of December 31, 2019 relate solely to the leasing of office space in a building at 395 Oyster Point Boulevard in South San Francisco, California, which is currently the Company’s headquarters. The lease was entered into in January 2014 and was amended several times since 2014. The lease was last amended in December 2017 to extend the expiration date to June 30, 2021, with an option to extend the lease for two additional years. The Company did not assume the option to extend the lease term for two additional years in its determination of the lease term as the exercise of the option was not reasonably certain when the lease was last amended in December 2017. The remaining lease term as of December 31, 2019 was 1.5 years.

The cash paid for operating lease liability was $0.6 million and the ROU asset obtained in exchange for new operating lease liability was $1.4 million, for the year ended December 31, 2019.

Maturity of lease liability is as follows (in thousands):

Through December 31,	Payments
2020	$579
2021	294

Total rental payments	873
Less imputed interest	(56)

Present value of lease liability	$817

The Company recognizes rent expense on a straight-line basis. The Company recorded rent expense of $0.6 million and $0.4 million for the year ended December 31, 2019 and 2018, respectively.

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14.	Subsequent Events

On September 2, 2020, the Company effected a one-for-ten reverse split of its outstanding common stock (the “Reverse Split”), as previously authorized and approved at the annual meeting of stockholders on June 16, 2020. As a result of the Reverse Split, every ten shares of common stock were combined into one share of common stock. The Reverse Split affected the shares of Company’s common stock: (a) outstanding immediately prior to the effective time of the Reverse Split, (b) available for issuance under the Company’s equity incentive plans, (c) issuable upon the exercise of outstanding stock options and warrants and (d) issuable upon conversion of the outstanding non-voting Series E and Series F Convertible Preferred Stock. All share and per-share data in the Company’s consolidated financial statements and notes thereto have been restated to give retroactive effect to the Reverse Split for all periods presented.

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SUNESIS PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30, 2020	December 31, 2019
	(Unaudited)	(1)
ASSETS
Current assets:
Cash and cash equivalents	$26,048	$12,761
Restricted cash	—	5,500
Marketable securities	—	16,364
Prepaids and other current assets	1,576	1,697

Total current assets	27,624	36,322
Property and equipment, net	—	3
Operating lease right-of-use asset	409	817
Other assets	—	98

Total assets	$28,033	$37,240

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$150	$791
Accrued clinical expense	380	521
Accrued compensation	901	985
Other accrued liabilities	1,727	1,109
Notes payable	—	5,465
Operating lease liability—current	409	545

Total current liabilities	3,567	9,416
Other liabilities	—	9
Operating lease liability—long term	—	272

Total liabilities	3,567	9,697

Commitments and contingencies
Stockholders’ equity:
Convertible preferred stock	5,545	11,769
Common stock	2	1
Additional paid-in capital	718,522	698,572
Accumulated other comprehensive income	—	1
Accumulated deficit	(699,603)	(682,800)

Total stockholders’ equity	24,466	27,543

Total liabilities and stockholders’ equity	$28,033	$37,240

(1)

The condensed consolidated balance sheet as of December 31, 2019 (as adjusted for the Reverse Split, as defined in Note 2), has been derived from the audited financial statements as of that date included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.

See accompanying notes to condensed consolidated financial statements.

F-A-29

SUNESIS PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Revenue:
License and other revenue	$—	$—	$120	$—

Total revenue	—	—	120	—
Operating expenses:
Research and development	2,157	3,534	10,128	10,465
General and administrative	2,315	2,507	6,607	7,469

Total operating expenses	4,472	6,041	16,735	17,934

Loss from operations	(4,472)	(6,041)	(16,615)	(17,934)
Interest expense	(167)	(71)	(302)	(443)
Other income, net	1	170	114	334

Net loss	(4,638)	(5,942)	(16,803)	(18,043)

Unrealized loss on available-for-sale securities	—	—	(1)	—

Comprehensive loss	$(4,638)	$(5,942)	$(16,804)	$(18,043)

Basic and diluted loss per common share(2):
Net loss	$(4,638)	$(5,942)	$(16,803)	$(18,043)

Shares used in computing net loss per common share	15,929	10,507	12,748	7,897

Net loss per common share	$(0.29)	$(0.57)	$(1.32)	$(2.28)

(2)	Share and per-share data in the condensed consolidated statement of operations and comprehensive loss have been adjusted to give retroactive effect to the Reverse Split for all periods presented.

See accompanying notes to condensed consolidated financial statements.

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SUNESIS PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine months ended September 30,
	2020	2019
	(Unaudited)
Cash flows from operating activities
Net loss	$(16,803)	$(18,043)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	1,106	1,276
Accretion of investment discounts and depreciation	(41)	6
Amortization of debt discount and debt issuance costs	35	112
Changes in operating assets and liabilities:
Prepaids and other assets	219	(721)
Accounts payable	(641)	(623)
Accrued clinical expense	(141)	44
Accrued compensation	(84)	234
Other accrued liabilities	574	(722)

Net cash used in operating activities	(15,776)	(18,437)

Cash flows from investing activities
Purchases of marketable securities	(747)	(13,080)
Proceeds from maturities of marketable securities	17,154	—

Net cash provided by (used in) investing activities	16,407	(13,080)

Cash flows from financing activities
Proceeds from notes payable, net of issuance cost	—	5,453
Principal payments on notes payable	(5,500)	(7,500)
Proceeds from issuance of convertible preferred stock offering, net	—	12,533
Proceeds from issuance of common stock, net	12,633	32,068
Proceeds from issuance of common stock through controlled equity offering facilities, net	—	464
Proceeds from exercise of stock options and stock purchase rights	23	36

Net cash provided by financing activities	7,156	43,054

Net increase in cash, cash equivalents and restricted cash	7,787	11,537
Cash, cash equivalents and restricted cash at beginning of period	18,261	13,696

Cash, cash equivalents and restricted cash at end of period	$26,048	$25,233

Supplemental disclosure of non-cash activities
Conversion of preferred stock to common stock	$6,224	$21,762

Right-of-use assets obtained in exchange for new operating lease liabilities	$—	$1,362

Legal expenses accrued as cost of equity financing	$35	$33

See accompanying notes to condensed consolidated financial statements.

F-A-31

SUNESIS PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Three months ended September 30, 2020
	(Unaudited) (Note 3)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of June 30, 2020	20	$11,769	11,146	$1	$699,301	$—	$(694,965)	$16,106
Issuance of common and preferred stock in underwritten offering, net of issuance costs	—	—	6,000	1	12,597	—	—	12,598
Conversion of preferred stock to common stock	(10)	(6,224)	947	—	6,224	—	—	—
Stock-based compensation expenses	—	—	—	—	400	—	—	400
Net loss	—	—	—	—	—	—	(4,638)	(4,638)

Balance as of September 30, 2020	10	$5,545	18,093	$2	$718,522	$—	$(699,603)	$24,466

	Three months ended September 30, 2019
	(Unaudited) (Note 3)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of June 30, 2019	12	$7,113	7,299	$1	$676,195	$—	$(671,570)	$11,739
Issuance of common and preferred stock in underwritten offering, net of issuance costs	8	4,650	3,833	—	21,382	—	—	26,032
Stock-based compensation expenses	—	—	—	—	465	—	—	465
Net loss	—	—	—	—	—	—	(5,942)	(5,942)

Balance as of September 30, 2019	20	$11,763	11,132	$1	$698,042	$—	$(677,512)	$32,294

	Nine months ended September 30, 2020
	(Unaudited) (Note 3)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	20	$11,769	11,139	$1	$698,572	$1	$(682,800)	$27,543
Issuance of common stock under employee stock purchase plans	—	—	7	—	23	—	—	23
Issuance of common and preferred stock in underwritten offering, net of issuance costs	—	—	6,000	1	12,597	—	—	12,598
Conversion of preferred stock to common stock	(10)	(6,224)	947	—	6,224	—	—	—
Stock-based compensation expenses	—	—	—	—	1,106	—	—	1,106
Net loss	—	—	—	—	—	—	(16,803)	(16,803)
Unrealized gain on available-for-sale securities	—	—	—	—	—	(1)	—	(1)

Balance as of September 30, 2020	10	$5,545	18,093	$2	$718,522	$—	$(699,603)	$24,466

F-A-32

SUNESIS PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (CONTINUED)

(In thousands)

	Nine months ended September 30, 2019
	(Unaudited) (Note 3)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	18	$20,998	3,747	$—	$642,464	$—	$(659,469)	$3,993
Issuance of common and preferred stock in underwritten offering, net of issuance costs	25	12,527	6,133	1	32,040	—	—	44,568
Conversion of preferred stock to common stock	(23)	(21,762)	1,195	—	21,762	—	—	—
Issuance of common stock from vesting of restricted stock awards	—	—	11	—	54	—	—	54
Issuance of common stock through controlled equity offering facilities, net of issuance cost	—	—	40	—	464	—	—	464
Issuance of common stock under employee stock purchase plans	—	—	6	—	36	—	—	36
Stock-based compensation expenses	—	—	—	—	1,222	—	—	1,222
Net loss	—	—	—	—	—	—	(18,043)	(18,043)

Balance as of September 30, 2019	20	$11,763	11,132	$1	$698,042	$—	$(677,512)	$32,294

(3)	The condensed consolidated statement of stockholders’ equity has been adjusted to give retroactive effect to the Reverse Split for all periods presented.

See accompanying notes to condensed consolidated financial statements.

F-A-33

SUNESIS PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

1.	Company Overview

Description of Business

Sunesis Pharmaceuticals, Inc. (“Sunesis” or the “Company”) is a biopharmaceutical company focused on the development of novel targeted inhibitors for the treatment of hematologic and solid cancers. The Company’s primary activities since incorporation have been conducting research and development internally and through corporate collaborators, in-licensing and out-licensing pharmaceutical compounds and technology, conducting clinical trials, and raising capital.

The Company is developing SNS-510, a PDK1 inhibitor licensed from Millennium Pharmaceuticals, Inc. (“Takeda Oncology”), a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited. SNS-510 interaction with PDK1 inhibits both PI3K signaling and PIP3-independent pathways integral to many malignancies, and PDK1 can also be overexpressed in breast, lung, prostate, hematologic and other cancers. Evaluation of SNS-510 in the Eurofins Oncopanel™, a panel of >300 genomically profiled cancer cell lines from diverse tissue origins, indicated that CDKN2A-mutated tumors are particularly sensitive to SNS-510. CDKN2A alterations are common in human cancers and may prove to be useful biomarkers for broad investigation of SNS-510 as a monotherapy and in combination with other anticancer agents. SNS-510 showed synergistic activity when combined with inhibitors of CDK4/6, KRAS G12C, or BCL-2 in breast cancer, KRAS-mutant, and lymphoma cell lines in vitro. The Company is conducting Investigational New Drug-enabling studies for SNS-510 and is addressing expected PI3Ki toxicities through dose regimen optimization and strategies that mitigate glucose dysregulation.

The Company’s second program is vecabrutinib, a selective non-covalent inhibitor of Bruton’s Tyrosine Kinase (“BTK”) with activity against both wild-type and C481S-mutated BTK, the most common mutation associated with resistance to covalent BTK inhibitors. In June 2020, the Company announced that it will not advance its non-covalent BTK inhibitor vecabrutinib in the planned Phase 2 portion of the Phase 1b/2 trial for adults with relapsed or refractory chronic lymphocytic leukemia (“CLL”) and other B-cell malignancies. The decision was made after assessing the totality of the data including the 500 mg cohort, the highest dose studied in the trial, as the Company found insufficient evidence of activity in the BTK-inhibitor resistant disease population to move the program into Phase 2.

In July 2020, the Company announced a reduction in workforce of approximately 30% of its headcount to focus on development of its PDK1 inhibitor SNS-510. The Company incurred approximately $0.2 million in severance costs related to the reduction in workforce in the third quarter of 2020.

Liquidity and Going Concern

The Company has incurred significant losses and negative cash flows from operations since its inception, and as of September 30, 2020, the Company had cash and cash equivalents totaling $26.0 million and an accumulated deficit of $699.6 million.

The Company expects to continue to incur significant losses for the foreseeable future as it continues development of its kinase inhibitor pipeline, including its PDK1 inhibitor, SNS-510.

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The Company’s cash and cash equivalents are not sufficient to support its operations for a period of twelve months from the date these condensed consolidated financial statements are available to be issued. These factors raise substantial doubt about its ability to continue as a going concern. The Company will require additional financing to fund working capital and pay its obligations as they come due. Additional financing might include one or more offerings and one or more of a combination of equity securities, debt arrangements or partnership or licensing collaborations. However, there can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its operations or on terms favorable to the Company. Additionally, the continued spread of COVID-19 and uncertain market conditions may limit the Company’s ability to access capital. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date its condensed consolidated financial statements for the quarter ended September 30, 2020, are available to be issued. If the Company is unsuccessful in its efforts to raise additional financing or seek other strategic alternatives, the Company might be required to further reduce or cease its operations. The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk generally consist of cash and cash equivalents. The Company is exposed to credit risk in the event of default by the institutions holding its cash and cash equivalents to the extent of the amounts recorded in the condensed consolidated balance sheets.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. The condensed consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that management believes are necessary for a fair presentation of the periods presented. The balance sheet as of December 31, 2019 was derived from the audited consolidated financial statements as of that date. These interim financial results are not necessarily indicative of results to be expected for the full year or any other period. These unaudited condensed consolidated financial statements and the notes accompanying them should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.

Reverse Stock Split

On September 2, 2020, the Company effected a one-for-ten reverse split of its outstanding common stock (the “Reverse Split”), as previously authorized and approved at the annual meeting of stockholders on June 16, 2020. As a result of the Reverse Split, every ten shares of common stock were combined into one share of common stock. The Reverse Split affected the shares of Company’s common stock: (a) outstanding immediately prior to the effective time of the Reverse Split, (b) available for issuance under the Company’s equity incentive plans, (c) issuable upon the exercise of outstanding stock options and warrants and (d) issuable upon conversion of the outstanding non-voting Series E and Series F Convertible Preferred Stock. All share and per-share data in the Company’s consolidated financial statements and notes thereto give retroactive effect to the Reverse Split for all periods presented.

F-A-35

Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. Various disclosure requirements have been removed, including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements held at the end of the reporting period. The ASU also modified various disclosure requirements and added some disclosure requirements for Level 3 fair value measurements. The additional disclosures on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this ASU and delay adoption of the additional disclosures until their effective date. The Company adopted this ASU during the quarter ended March 31, 2020. The adoption of this ASU did not have a significant impact on its condensed financial statements and related disclosures.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which will require a reporting entity to use a new forward-looking impairment model for most financial assets that generally will result in the earlier recognition of allowances for losses. For available-for-sale debt securities with unrealized losses, credit losses will be recognized as allowances rather than as reductions in amortized cost. Entities will apply the guidance as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, to increase stakeholders’ awareness of the amendments and to expedite improvements to the Codification. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses, Topic 326, providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. These ASUs do not change the core principle of the guidance in ASU 2016-13. Instead these amendments are intended to clarify and improve operability of certain topics. In November 2019, FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which defers the effective dates of the new credit losses standard for all entities except SEC filers that are not smaller reporting companies to fiscal years beginning after 15 December 2022, including interim periods within those fiscal years. The standard and other related subsequently issued ASUs will be effective for the Company for annual periods beginning after December 15, 2022, with early adoption permitted beginning in 2019. The Company is currently evaluating the impact that the adoption of the standard and other related subsequently issued ASUs will have on its condensed financial statements and accompanying footnotes.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The amendments in this ASU are effective for the Company on January 1, 2021. The Company is currently evaluating the impact that the adoption of ASU 2019-12 will have on its condensed financial statements and accompanying footnotes.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other options (Subtopic 470-20) and Derivative and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The

F-A-36

amendments in this ASU reduce the number of accounting models for convertible debt instruments and convertible preferred stock, as well as, amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusion. In addition, this ASU improves and amends the related EPS guidance. The amendments in this ASU are effective for the Company on January 1, 2024, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Company is currently evaluating the impact that the adoption of ASU 2020-06 will have on its condensed financial statements and accompanying footnotes.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sunesis Europe Limited, a United Kingdom corporation, and Sunesis Pharmaceuticals (Malta) Ltd., a Malta corporation. All intercompany balances and transactions have been eliminated in consolidation.

Significant Estimates and Judgments

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s condensed consolidated financial statements and accompanying notes thereto. Actual results could differ materially from these estimates. Estimates, assumptions and judgments made by management include those related to valuation of marketable securities, equity and related instruments, revenue recognition, stock-based compensation and clinical trial accounting.

Cash Equivalents

The Company considers all highly liquid securities with original maturities of three months or less from the date of purchase to be cash equivalents, which generally consist of money market funds, repurchase agreements, and corporate debt securities.

Fair Value Measurements

The Company measures cash equivalents at fair value on a recurring basis using the following hierarchy to prioritize valuation inputs, in accordance with applicable GAAP:

Level 1—Observable input such as quoted prices (unadjusted) in active markets for identical assets and liabilities that can be accessed at the measurement date;

Level 2—inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly for the asset or liability. These include quoted prices for similar assets or liabilities in active markets; and

Level 3—unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s Level 2 valuations of marketable securities, if any, are generally derived from independent pricing services based upon quoted prices in active markets for similar securities, with prices adjusted for yield and number of days to maturity, or based on industry models using data inputs, such as interest rates and prices that can be directly observed or corroborated in active markets.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised

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by the Company in determining fair value is greatest for instruments categorized in Level 3, if any. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying amounts of the Company’s financial instruments, including cash, prepayments, accounts payable, accrued liabilities, and notes payable approximated their fair value as of September 30, 2020 and December 31, 2019.

3.	Loss per Common Share

Basic loss per common share is calculated by dividing net loss by the weighted-average number of common shares outstanding for the period. Diluted loss per common share is computed by dividing (a) net loss, by (b) the weighted-average number of common shares outstanding for the period plus dilutive potential common shares as determined using the treasury stock method for options and warrants to purchase common stock.

The following table represents the potential common shares issuable pursuant to outstanding securities as of the related period end dates that were excluded from the computation of diluted loss per common share because their inclusion would have had an anti-dilutive effect (in thousands):

	Three and Nine months ended September 30,
	2020	2019
Warrants to purchase shares of common stock	21	22
Convertible preferred stock	1,025	1,971
Options to purchase shares of common stock	757	500

Outstanding securities not included in calculations	1,803	2,493

4.	Financial Instruments

Financial Assets

The following tables summarize the estimated fair value of the Company’s financial assets measured on a recurring basis as of the dates indicated (in thousands):

September 30, 2020	Input Level	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds—classified as cash equivalents	Level 1	$24,503	$—	$—	$24,503

December 31, 2019	Input Level	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	Level 1	$3,495	$—	$—	$3,495
U.S. Treasury securities	Level 1	1,594	1	—	1,595
Repurchase agreements	Level 2	5,000	—	—	5,000
U.S. corporate debt obligations	Level 2	5,155	—	—	5,155
U.S. commercial paper	Level 2	11,412	—	—	11,412

Total available-for-sale securities		26,656	1	—	26,657

Less amounts classified as cash equivalents		(10,293)	—	—	(10,293)

Amounts classified as marketable securities		$16,363	$1	$—	$16,364

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There were no available-for-sale securities in an unrealized loss position as of September 30, 2020 and December 31, 2019. There were no realized gains or losses on the available-for-sale debt securities during the three and nine months ended September 30, 2020 and 2019. Available-for-sale marketable securities at December 31, 2019 had remaining contractual maturities of one year or less.

5.	License Agreements

Biogen Idec

In March 2011, the Company entered into the first amended and restated collaboration agreement with Biogen Idec MA, Inc. (the “Biogen 1st ARCA”), which amended and restated the collaboration agreement with Biogen (the “Biogen OCA”), to provide for the discovery, development and commercialization of small molecule BTK inhibitors. In December 2013, the Company entered into a second amended and restated collaboration agreement with Biogen, to provide the Company with an exclusive worldwide license to develop, manufacture and commercialize vecabrutinib, a BTK inhibitor synthesized under the Biogen 1st ARCA, solely for oncology indications. During the third quarter of 2017, the Company made a milestone payment of $2.5 million to Biogen upon the dosing of the first patient in a Phase 1b/2 study to assess the safety and activity of vecabrutinib in patients with advanced B-cell malignancies after two or more prior therapies, including ibrutinib or other covalent BTK inhibitor for those patients with malignancies for which a BTK inhibitor is approved, and including patients with BTK C481 mutations. The payment was recorded in the research and development expenses line item in the consolidated statement of operations. The Company may also be required to make tiered royalty payments based on percentages of net sales of vecabrutinib, if any, in the mid-single-digits.

Takeda Oncology

In March 2011, Takeda Oncology purchased and exclusively licensed Biogen’s rights to a PDK1 inhibitor program and a pan-Raf inhibitor program which were both originally developed through a collaboration agreement between Sunesis and Biogen. In January 2014, the Company entered into an amended and restated license agreement with Takeda Oncology (the “Amended Takeda Agreement”), to provide the Company with an exclusive worldwide license to develop and commercialize preclinical inhibitors of PDK1. In December 2019, the Company partitioned the Amended Takeda Agreement into two separate agreements: (i) an amended and restated license agreement for PDK (the “PDK Agreement”), and (ii) an amended and restated license agreement for RAF (the “Millennium RAF Agreement”). Pursuant to the PDK Agreement, the Company may in the future be required to make up to $9.1 million in pre-commercialization milestone payments depending on its development of PDK1 inhibitors and tiered royalty payments depending on related product sales, if any, in the mid-single digits.

DOT-1

In December 2019, Takeda Oncology assigned the Millennium RAF Agreement to DOT-1, a venture capital-funded biopharmaceutical company. The Company entered into a concurrent license agreement with DOT-1. Pursuant to this agreement, the Company received a $2.0 million upfront payment from DOT-1 to grant DOT-1 a worldwide, exclusive license of TAK-580. The agreement also includes up to $57.0 million in pre-commercialization, event-based milestone payments and royalty payments on future sales of TAK-580. The Company recognized the $2.0 million upfront payment as revenue in 2019 upon execution of the contract. All future event-based milestone and royalty payments are considered fully constrained and therefore, no revenue has been recognized during the three and nine months ended September 30, 2020.

Denovo

In December 2019, the Company entered into the Denovo License Agreement, pursuant to which Sunesis licensed vosaroxin intellectual property to Denovo, received an upfront payment of $0.2 million, and is eligible

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to receive up to $57.0 million in regulatory and commercial milestones payments and double-digit royalty payments on future sales of vosaroxin. The Company recognized as revenue the $0.1 million of the upfront payment in 2019 and the remaining $0.1 million during the first quarter of 2020 when the identified performance obligation was satisfied. All future event-based milestone and royalty payments are considered fully constrained and therefore, no revenue has been recognized on these fully constrained variable consideration during the three and nine months ended September 30, 2020.

6.	Notes Payable

In April 2019, the Company entered into a term loan agreement with Silicon Valley Bank (the “SVB Loan Agreement”), pursuant to which the Company borrowed $5.5 million. In April 2020, the Company entered into a deferral agreement with Silicon Valley Bank (“SVB”), which extended the interest-only payment period through June 30, 2021 and deferred the maturity date of the borrowings to June 1, 2023. In July 2020, the Company repaid in full all outstanding indebtedness and terminated all commitments and obligations under the SVB Loan Agreement. The repayment to SVB was approximately $5.7 million, which satisfied all of the Company’s debt obligations, including a final interest payment equal to 4% of the original principal amount of the borrowing.

7.	Stockholders’ Equity

Underwritten Offering

In July 2020, the Company completed an underwritten public offering of 5,999,999 shares of its common stock, including the full exercise of the underwriter’ option to purchase 782,608 shares of common stock to cover over-allotments, at a price to the public of $2.30 for each share of common stock. Gross proceeds from the sale were approximately $13.8 million, and net proceeds were approximately $12.6 million.

Preferred Stock Conversion

In July 2020, the Company issued an aggregate of 946,600 shares of its common stock upon conversion of 1,381 shares of its non-voting Series D Convertible Preferred Stock and 8,085 shares of its non-voting Series E Convertible Preferred Stock. As of September 30, 2020, zero, 1,915 shares, and 8,333 shares of non-voting Series D Convertible Preferred Stock, non-voting Series E Convertible Preferred Stock, and non-voting Series F Convertible Preferred Stock remain outstanding, respectively.

Controlled Equity Offerings

Cantor Controlled Equity Offering

During the three and nine months ended September 30, 2020, no shares of common stock, respectively, were sold under the Controlled Equity OfferingSM sales agreement, as amended (the “Sales Agreement”), with Cantor Fitzgerald & Co. (“Cantor”), as agent and/or principal. As of September 30, 2020, $43.1 million of common stock remained available to be sold under this facility, subject to certain conditions as specified in the Sales Agreement.

Aspire Common Stock Purchase Agreement

The Common Stock Purchase Agreement (the “CSPA”) with Aspire Capital Fund, LLC (“Aspire”) expired on June 25, 2020 and no shares were issued under the CSPA in 2020 prior to its expiration.

8.	Stock-Based Compensation

Employee and non-employee stock-based compensation expense is calculated based on the grant-date fair value of awards ultimately expected to vest, and recognized under the straight-line attribution method, assuming that all stock-based awards will vest. Forfeitures are recognized as they occur.

F-A-40

The following table summarizes stock-based compensation expense related to the Company’s stock-based awards for the periods indicated (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Research and development	$119	$104	$367	$400
General and administrative	79	200	429	614

Employee stock-based compensation expense	198	304	796	1,014
Non-employee stock-based compensation expense	202	161	310	262

Total stock-based compensation expense	$400	$465	$1,106	$1,276

9.	Leases

The Company’s operating lease obligations as of September 30, 2020 relate solely to the leasing of office space in a building at 395 Oyster Point Boulevard in South San Francisco, California, which is currently the Company’s headquarters. The lease was entered into in January 2014 and was amended several times since 2014. The lease was last amended in December 2017 to extend the expiration date to June 30, 2021, with an option to extend the lease for two additional years. The Company did not assume the option to extend the lease term for two additional years in its determination of the lease term as the exercise of the option was not reasonably certain when the lease was last amended in December 2017. The remaining lease term as of September 30, 2020 was nine months.

The cash paid for operating lease liability was $0.2 million and $0.5 million for the three and nine months ended September 30, 2020, respectively.

Maturity of lease liability is as follows (in thousands):

Through December 31,
2020	$147
2021	294

Total rental payments	441
Less imputed interest	(32)

Present value of lease liability	$409

The Company recognizes rent expense on a straight-line basis. The Company recorded rent expense of $0.1 million for each of the three months ended September 30, 2020 and 2019. The Company recorded rent expense of $0.4 million for each of the nine months ended September 30, 2020 and 2019.

F-A-41

VIRACTA THERAPEUTICS, INC.

INDEX TO FINANCIAL STATEMENTS

Page
Financial Statements
Report of Independent Auditors	F-B-2
Balance Sheets	F-B-3
Statements of Operations and Comprehensive Loss	F-B-4
Statements of Convertible Preferred Stock and Stockholders’ Deficit	F-B-5
Statements of Cash Flows	F-B-6
Notes to Financial Statements	F-B-7
Unaudited Interim Condensed Financial Statements
Unaudited Condensed Balance Sheets	F-B-29
Unaudited Condensed Statements of Operations and Comprehensive Loss	F-B-30
Unaudited Condensed Statements of Convertible Preferred Stock and Stockholders’ Deficit	F-B-31
Unaudited Condensed Statements of Cash Flows	F-B-32
Notes to Unaudited Condensed Financial Statements	F-B-33

F-B-1

Report of Independent Auditors

To the Stockholders and Board of Directors of Viracta Therapeutics, Inc.

We have audited the accompanying financial statements of Viracta Therapeutics, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viracta Therapeutics, Inc. at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California

April 29, 2020,

except for the third paragraph in Note 1, the Net Loss Per Share Attributable to Common Stockholders disclosure in Note 2, the Leases disclosure in Note 10 and the first, third, fourth, fifth and sixth paragraphs in Note 12, as to which the date is

December 22, 2020

F-B-2

Viracta Therapeutics, Inc.

Balance Sheets

	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$18,217,926	$4,013,493
Prepaid and other current assets	81,408	169,698

Total current assets	18,299,334	4,183,191
Property and equipment, net	1,568	4,703
Preferred stock purchase right asset	—	919,506
Operating lease right of use assets	115,489	—
Other long-term assets	27,341	27,341

Total assets	$18,443,732	$5,134,741

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$2,277,049	$1,373,776
Operating lease liabilities	117,185	—
Convertible promissory notes, net	—	4,836,415

Total current liabilities	2,394,234	6,210,191
Common stock warrant liability	—	402,690

Commitments and contingencies

Series A-1 Convertible Preferred Stock, $0.0001 par value; 34,361,663 shares authorized, 34,361,663 shares issued and outstanding as of December 31, 2019 and 2018; liquidation preference of $13,720,612 at December 31, 2019 and 2018	2,967,752	2,967,752

Series B Convertible Preferred Stock, $0.0001 par value; 23,549,212 shares authorized, 23,549,212 shares and 15,427,147 issued and outstanding as of December 31, 2019 and 2018, respectively; liquidation preference of $16,811,782 and $11,013,440 at December 31, 2019 and 2018, respectively	15,484,204	9,685,862

Series C Convertible Preferred Stock, $0.0001 par value; 12,766,166 shares authorized, 12,766,166 shares and 2,387,204 issued and outstanding as of December 31, 2019 and 2018, respectively; liquidation preference of $10,695,494 and $2,000,000 at December 31, 2019 and 2018, respectively	9,392,125	1,728,596

Series D Convertible Preferred Stock, $0.0001 par value; 25,641,479 shares authorized, 17,138,320 shares issued and outstanding as of December 31, 2019; liquidation preference of $16,774,988 at December 31, 2019	16,588,436	—

Stockholders’ deficit:
Common stock, $0.0001 par value; 126,356,479 shares authorized, 643,198 and 269,657 shares issued and outstanding at December 31, 2019 and 2018, respectively	64	27
Additional paid-in capital	3,514,791	2,478,620
Accumulated deficit	(31,897,874)	(18,338,997)

Total stockholders’ deficit	(28,383,019)	(15,860,350)

Total liabilities, convertible preferred stock and stockholders’ deficit	$18,443,732	$5,134,741

See accompanying notes.

F-B-3

Viracta Therapeutics, Inc.

Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2019	2018
License revenue	$—	$1,139,745

Operating expenses:
Research and development	8,864,355	6,442,844
General and administrative	3,193,965	2,143,746

Total operating expenses	12,058,320	8,586,590

Other income (expense):
Interest income	61,294	—
Interest expense	(42,817)	(191,019)
Other financing expense, net	(1,519,034)	(907,409)

Total other income (expense)	(1,500,557)	(1,098,428)

Net loss and comprehensive loss	$(13,558,877)	$(8,545,273)
Loss on extinguishment of redeemable convertible preferred stock	—	(990,720)

Net loss attributable to common stockholders	$(13,558,877)	$(9,535,993)

Net loss per share attributable to common stockholders, basic and diluted	$(5.75)	$(9.94)
Weighted average shares outstanding used in computing net loss per share, basic and diluted	2,356,483	958,987

See accompanying notes.

F-B-4

Viracta Therapeutics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

	Series A-1 Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Special Preferred		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amounts
Balance at December 31, 2017	32,682,477	$1,977,032	15,427,147	$9,685,862	—	$—	—	$—	100	$—	112,851	$11	$320,024	$(8,803,004)	$(8,482,969)
Extinguishment of Special Preferred in connection with exchange for Series A-1 convertible preferred stock	1,679,186	990,720	—	—	—	—	—	—	(100)	—	—	—	—	(990,720)	(990,720)
Exercise of warrants to purchase common stock	—	—	—	—	—	—	—	—	—	—	156,806	16	1,140	—	1,156
Beneficial conversion feature from issuance of convertible promissory note	—	—	—	—	—	—	—	—	—	—	—	—	1,946,864	—	1,946,864
Issuance of convertible preferred stock, net of issuance costs of $37,935	—	—	—	—	2,387,204	1,728,596	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	210,592	—	210,592
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,545,273)	(8,545,273)

Balance at December 31, 2018	34,361,663	2,967,752	15,427,147	9,685,862	2,387,204	1,728,596	—	—	—	—	269,657	27	2,478,620	(18,338,997)	(15,860,350)
Exercise of warrants and stock options to purchase common stock	—	—	—	—	—	—	—	—	—	—	348,541	34	3,373	—	3,407
Vesting of early exercise of employee stock options	—	—	—	—	—	—	—	—	—	—	25,000	3	2,497	—	2,500
Issuance of convertible preferred stock (including reclassification of preferred stock purchase right asset of $933,888), net of issuance costs of $16,890	—	—	—	—	9,548,819	7,049,236	—	—	—	—	—	—	—	—	—
Reclassification of common stock warrant to equity in conjunction with issuance of preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	$402,690	—	402,690
Conversion of convertible promissory notes into convertible preferred stock	—	—	8,122,065	5,798,342	830,143	614,293	—	—	—	—	—	—	—	—	—
Issuance of convertible preferred stock, net of issuance costs of $186,552	—	—	—	—	—	—	17,138,320	16,588,436	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	627,611	—	627,611
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,558,877)	(13,558,877)

Balance at December 31, 2019	34,361,663	$2,967,752	23,549,212	$15,484,204	12,766,166	$9,392,125	17,138,320	$16,588,436	—	$—	643,198	$64	$3,514,791	$(31,897,874)	$(28,383,019)

See accompanying notes.

F-B-5

Viracta Therapeutics, Inc.

Statements of Cash Flows

	Year Ended December 31,
	2019	2018
Operating activities
Net loss	$(13,558,877)	$(8,545,273)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,135	3,135
Share-based compensation expense	627,611	210,592
Gain on extinguishment of convertible debt	(81,188)	—
Accretion of debt discount	1,614,926	920,639
Re-valuation of tranche right asset	(14,382)	(13,230)
Non-cash interest expense	42,534	191,019
Changes in operating assets and liabilities:
Prepaid and other current assets	88,290	343,204
Accounts payable and accrued expenses	895,774	580,851
Lease liabilities, net	1,696	—

Net cash used in operating activities	(10,380,481)	(6,309,063)

Financing activities
Issuance of preferred stock for cash, net of offering costs and preferred stock purchase right asset	24,571,507	822,319
Proceeds from convertible promissory notes, net of issuance costs	—	6,074,312
Issuance of common stock	13,407	1,156

Net cash provided by financing activities	24,584,914	6,897,787

Net increase in cash and cash equivalents	14,204,433	588,724
Cash and cash equivalents at beginning of period	4,013,493	3,424,769

Cash and cash equivalents at end of period	$18,217,926	$4,013,493

Supplemental schedule of noncash financing activities
Conversion of convertible promissory notes	$6,412,365	$—

Reclassification of warrants into equity	$402,690	$—

Extinguishment from exchange of preferred stock	$—	$(990,720)

Issuance of warrants in conjunction with debt	$—	$402,690

See accompanying notes.

F-B-6

Viracta Therapeutics, Inc.

Notes to Financial Statements

1.	Organization and Basis of Presentation

Viracta Therapeutics, Inc. (“Viracta” or the Company), is a privately held company based in San Diego, California. Viracta is a precision oncology company, focused on the development of new medicines targeting virus-associated malignancies. The Company is currently in the Phase 2 portion of a Phase 1b/2a clinical trial, testing Viracta’s product candidate as a potential therapy for the treatment of relapsed/refractory Epstein-Barr virus-positive (EBV+) lymphoma.

The Company was originally incorporated in 2007, under the name HemaGenix, Inc. Later that same year, the name of the Company was changed to HemaQuest Pharmaceuticals, Inc. The Company operated under the HemaQuest name until 2014, when the board of directors and stockholders of HemaQuest authorized and executed a recapitalization plan of all outstanding equity and the Company was renamed Viracta Therapeutics, Inc.

As of December 31, 2019, the Company has devoted substantially all of its efforts to product development and has not realized product sales revenues from its planned principal operations. The Company has a limited operating history, and the sales and income potential of the Company’s business and market are unproven. The Company has experienced net losses since its inception and, as of December 31, 2019, had an accumulated deficit of $31.9 million. The Company expects to continue to incur net losses for at least the next several years. A successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. If the Company is unable to generate revenues adequate to support its cost structure, the Company will need to raise additional equity through the issuance of its common stock, through other equity or debt financings or through collaborations or partnerships with other companies. As of December 31, 2019, the Company had cash and cash equivalents of $18.2 million and working capital of $16.0 million. In July 2020, the Company obtained a $5.0 million term loan and in November 2020, the Company completed a $40.0 million Series E Preferred Stock equity financing (see Note 12). Based on the Company’s current financial position and business plan, management believes that its existing cash and cash equivalents will be sufficient to fund the Company’s obligations for at least twelve months from the issuance date of these financial statements.

The COVID-19 pandemic has caused significant business disruption around the globe. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the pandemic and the impact on the Company’s clinical trial, employees, and vendors. At this point, the degree to which COVID-19 may impact the Company’s financial condition or results of operations is uncertain. A prolonged pandemic could have a material and adverse impact on financial results and business operations of the Company, including the timing and ability of the Company to complete certain clinical trials and other efforts required to advance the development of its product candidates and raise additional capital. While the Company has not been required to pause enrollment in its current study, delays could still occur and also affect the commencement and operation of future trials.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant items subject to such estimates include: revenue recognition; common stock warrant liability; preferred stock purchase right asset; clinical trial accruals; and stock-based compensation. The Company bases these estimates on historical and anticipated

F-B-7

results, trends, and various other assumptions that management believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include cash in readily available checking and money market accounts.

Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts of the Company’s cash and cash equivalents, accounts payable and accrued liabilities approximate fair values for these financial instruments due to their short maturities. The Company’s preferred stock purchase right asset was recorded at fair value on a recurring basis until January 2019, which is when the right was exercised upon the second closing of the Series C convertible preferred stock financing (see Note 7). The Company’s warrant liability was recorded at fair value on a recurring basis until January 2019, when the exercise price of the warrants became fixed upon the Company’s Series C convertible preferred stock issuance. No transfers between levels occurred during 2018 or 2019.

The table below presents the Company’s assets measured at fair value on a recurring basis carried on the balance sheet, aggregated by the level in the fair value hierarchy within which those measurements fall as of December 31, 2019.

		Fair Value Measurements Using
	December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Funds(1)	$14,257,563	$14,257,563	$—	$—

(1)	Classified as a component of cash and cash equivalents on the balance sheet.

F-B-8

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis carried on the balance sheet, aggregated by the level in the fair value hierarchy within which those measurements fall as of December 31, 2018. The Company did not have money market funds at December 31, 2018.

		Fair Value Measurements Using
	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Preferred stock purchase right asset	$919,506	$—	$—	$919,506
Common stock warrant liability	$402,690	$—	$—	$402,690

Preferred stock purchase right asset

The estimated fair value of the preferred stock purchase right asset at issuance was determined using a valuation model that considered an assumed discount rate, the estimated time period the preferred stock right would be outstanding, the number of shares to be issued to satisfy the preferred stock purchase right, the stated sale price of the Series C convertible preferred stock, and any changes in the fair value of the underlying Series C convertible preferred stock. The assumptions used to determine the fair value of the preferred stock purchase right upon issuance in November 2018 and as of December 31, 2018 included an estimated probability of occurrence of the Series C Second Closing, an assumed discount rate, an estimated time period the preferred stock purchase right would be outstanding and the fair value of the underlying Series C convertible preferred stock. There were no significant changes to the underlying assumptions used to determine the increase in fair value of the preferred stock purchase asset as of the date of final remeasurement in January 2019, prior to its reclassification to Series C convertible preferred stock.

The following table provides a reconciliation of the preferred stock purchase right asset measured at fair value using Level 3 significant unobservable inputs:

Preferred Stock Purchase Right Asset
Balance at December 31, 2017	$—
Issuance of preferred stock purchase right	906,276
Increase in fair value of preferred stock purchase right	13,230

Balance at December 31, 2018	919,506
Increase in fair value of preferred stock purchase right	14,382
Reclassification of asset to convertible preferred stock upon settlement	(933,888)

Balance at December 31, 2019	$—

Common stock warrant liability

The common stock warrant liability is recorded at fair value utilizing the Black-Scholes option pricing model using significant unobservable inputs consistent with the inputs used for the Company’s stock-based compensation expense adjusted for the warrant’s expected term and the related interest rate.

F-B-9

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the common stock warrant liability were as follows:

December 31, 2018
Fair value per share of common stock	$0.19
Expected volatility	76%
Risk-free interest rate	1.00%
Expected dividend yield	0%
Expected term	6.5 years

The following table provides a reconciliation of the common stock warrant liability measured at fair value using Level 3 significant unobservable inputs:

Common stock warrant liability
Balance at December 31, 2017	$—
Issuance of common stock warrants	402,690

Balance at December 31, 2018	402,690
Reclassification of common stock warrant liability to equity	(402,690)

Balance at December 31, 2019	$—

There were no material adjustments to the fair value of the common stock warrant liability in the years ended December 31, 2019 and December 31, 2018.

Property and Equipment

Property and equipment, which consisted of office equipment were stated at cost and depreciated over the estimated useful lives of the assets (three to five years) using the straight-line method.

Leases

The Company adopted ASU 2016-02, Leases (Topic 842) as of January 1, 2019. The Company classifies leases as either operating or finance leases at inception and as necessary at modification. Leased assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The Company does not obtain and control its right to use the identified asset until the lease commencement date.

Operating leases are included in operating lease right-of-use (ROU) assets, and operating lease liabilities on the Company’s balance sheets. Operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. When readily determinable, the Company uses the rate implicit in the lease to discount lease payments; however, when the rate is not readily determinable, the Company uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term and in a similar economic environment. The operating lease ROU asset also includes any initial direct costs, lease payments made prior to lease commencement, and lease incentives received. Variable lease payments are expensed as incurred and are not included within the ROU asset and lease liability calculation. The Company’s lease terms are the noncancelable period and may include options to extend the lease when it is reasonably certain that it will exercise that option. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company does not separate lease and non-lease components.

F-B-10

The Company does not recognize ROU assets and lease liabilities for short-term leases, which have a lease term of twelve months or less and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

Preferred Stock Purchase Right Asset

From time to time, the Company has or may enter into convertible preferred stock financings where, in addition to the initial closing, investors agree to buy, and the Company agrees to sell, additional shares of that convertible preferred stock at a fixed price at a future date. The Company evaluates this purchase right and assesses whether it meets the definition of a freestanding instrument and, if so, determines the fair value of the purchase right asset and records it on the balance sheet with the remainder of the proceeds raised being allocated to convertible preferred stock. The preferred stock purchase right asset is revalued at each reporting period with changes in the fair value of the asset recorded as other financing expense, net in the statements of operations and comprehensive loss. The preferred stock purchase right asset is revalued at settlement and the resultant fair value is then reclassified to convertible preferred stock at that time.

Common Warrant Liability

The Company has issued freestanding warrants to purchase shares of its common stock. As a result of a provision that permitted an adjustment to the exercise price of the common warrants prior to the closing of the Series C preferred stock qualified financing, the common warrants were classified as liabilities. The common stock warrant liability was subject to remeasurement at each reporting date, with changes in fair value recognized in other financing expense, net, in the statements of operations and comprehensive loss. The common stock warrant liability is adjusted to fair value until the exercise price per share becomes fixed. In connection with the second closing of the Series C convertible preferred stock in January 2019 (see Note 7), the exercise price of the common warrants became fixed and the warrants were reclassified to equity. The Company has no common stock warrant liability as of December 31, 2019.

Long-Lived Assets

The Company regularly reviews the carrying value and estimated lives of all of its long-lived assets, including property and equipment, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. The determinants used for this evaluation include management’s estimate of the asset’s ability to generate positive income from operations and positive cash flow in future periods, as well as the strategic significance of the assets to the Company’s business objective. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset’s fair value. The long-lived assets of the Company were not material for the years ended December 31, 2019 and 2018.

Beneficial Conversion Features

A beneficial conversion feature is a non-detachable conversion feature that is “in the money” at the commitment date, which requires recognition of interest expense for underlying debt instruments and a deemed dividend for underlying equity instruments. A conversion option is “in the money” if the effective conversion price is lower than the commitment date fair value of the share into which it is convertible.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those goods and services. This process involves identifying the contract with a customer,

F-B-11

determining the performance obligations in the contract, determining the transaction price, allocating the contract price to the distinct performance obligations in the contract, and recognizing revenue when or as the Company satisfies the performance obligation(s).

At contract inception, the Company assesses the goods and services promised within each contract and assesses whether each promised good or service is distinct and determines that those are performance obligations. A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract. The Company considers factors such as the research, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. The Company considers a performance obligation satisfied once the Company has transferred control of a good or service to the customer, meaning the customer has the ability to use and obtain the benefit of the good or service. The Company recognizes revenue for satisfied performance obligations only when the Company determines there are no uncertainties regarding payment terms or transfer of control.

Collaborative Arrangements

The Company evaluates collaboration arrangements to determine whether units of account within the collaboration arrangement exhibit the characteristics of a vendor and customer relationship. For arrangements and units of account where a customer relationship exists, the Company applies the revenue recognition guidance. The Company enters into collaborative arrangements with partners that may include payment to the Company of one or more of the following: (i) license fees; (ii) payments related to the achievement of developmental, regulatory, or commercial milestones; and (iii) royalties on net sales of licensed products.

If a contract has multiple performance obligations, the Company allocates the transaction price to each distinct performance obligation in an amount that reflects the consideration the Company is entitled to receive in exchange for satisfying each distinct performance obligation. For each distinct performance obligation, revenue is recognized when (or as) the Company transfers control of the product or the service applicable to such performance obligation. The Company evaluates each performance obligation to determine if it can be satisfied at a point in time or over time. In addition, variable consideration must be evaluated to determine if it is constrained and, therefore, excluded from the transaction price.

License Fees

If a license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from upfront fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license.

Milestone Payments

At the inception of each arrangement that includes milestone payments (variable consideration), the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price. If it is probable that a milestone event would occur at the inception of the arrangement, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each reporting period, the Company evaluates the probability of achievement of such milestones and any related constraint(s), and if necessary, may adjust the Company’s estimate of the overall transaction price. To date, the Company has not recognized any milestone revenue resulting from its collaborative arrangements.

F-B-12

Royalties

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, the Company recognizes revenue when the related sales occur. To date, the Company has not recognized any royalty revenue resulting from its collaborative arrangements.

Research and Development

Research and development expenses are charged to expense as incurred. These expenses include costs associated with basic product research and development, manufacturing the Company’s product candidates and conducting preclinical research and clinical trial activities. Clinical trial costs include payments to sites participating in clinical trials and to outside contract research organizations which assist in developing, monitoring and administering the clinical trials. Measurement of clinical trial expenses recorded in any given period requires judgment as invoices or other notification of actual costs may not exist as of the date of the financial statements, making it necessary to estimate the efforts completed to date and the related expense. The period over which services are performed, the level of services performed as of a given date, and the cost of such services are often subjective determinations. The Company’s principal vendors operate within terms of contracts which establish program costs and estimated timelines. The status of the Company’s programs is assessed in relation to the scope of work outlined in the contracts, and the related amount of expense is recognized accordingly. Estimates are adjusted to actual costs as they become known.

Income Taxes

Income taxes are accounted for under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between the tax basis of assets or liabilities and their carrying amounts in the financial statements using the enacted tax rates and laws that are anticipated to be in effect when the differences are expected to reverse. The Company provides a valuation allowance against net deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit or if future deductibility is uncertain.

In accordance with the accounting standards for uncertain tax positions, the Company evaluates the recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

Stock-Based Compensation

Stock-based compensation expense for stock option grants under the Company’s equity plans is recorded at the estimated fair value of the award as of the grant date and is recognized as expense on a straight-line basis over the requisite service period of the stock-based award, and forfeitures are recognized as they occur. The estimation of fair value for stock-based compensation requires management to make estimates and judgments about, among other things, employee exercise behavior, forfeiture rates and volatility of the Company’s common stock. The judgments directly affect the amount of compensation expense that will be recognized.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is used in making decisions regarding resource allocation and assessing performance. To date, the Company has viewed its operations and managed its business as one segment operating in the United States. All long-lived assets were located in the United States at December 31, 2019 and 2018.

Net Loss Per Share Attributable to Common Stockholders

Basic loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares and warrants to purchase common

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stock outstanding during the period. Diluted loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding, plus the impact of common shares, if dilutive, resulting from the exercised of outstanding common stock equivalents.

The following table summarizes the Company’s net loss per share:

	Year Ended December 31,
	2019	2018
Numerator
Net loss	$(13,558,877)	$(8,545,273)
Loss on extinguishment of redeemable convertible preferred stock	—	(990,720)

Net loss attributable to common stockholders – basic and diluted	$(13,558,877)	$(9,535,993)

Denominator
Weighted-average shares of common stock outstanding – basic and diluted	2,356,483	958,987

Net loss per share attributable to common stockholders:
Basic and diluted	$(5.75)	$(9.94)

The following securities are excluded from the calculation of weighted average dilutive common shares because their inclusion would have been anti-dilutive.

	December 31,
	2019	2018
Convertible preferred stock	96,519,011	60,879,664
Stock options	14,132,152	6,861,975

Total	110,651,163	67,741,639

Recently Adopted Accounting Pronouncements

In June 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-07, Compensation-Stock Compensation (Topic 718), which simplifies the accounting for nonemployee share-based payment transactions. The amendments in the new guidance specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The early adoption of this new guidance, effective January 1, 2018, had no material impact on the Company’s financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), accounting guidance on the recognition of revenue from customers. Under this guidance, an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects what the entity expects to receive in exchange for the goods or services. Further, an entity will recognize revenue upon satisfying the performance obligation(s) under the related contract. This new guidance also requires more detailed disclosures to enable users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance as originally issued is effective for fiscal years, and interim periods within that year, beginning after December 15, 2016. In July 2015, the FASB issued updated accounting guidance to allow for an optional one-year deferral from the original effective date. The guidance allows us to select one of two methods of adoption, either the full retrospective approach, meaning the guidance would be applied to all periods presented, or modified retrospective approach, meaning the cumulative effect of applying the guidance would be recognized as an adjustment to our opening accumulated deficit balance. The Company has determined it will adopt the guidance using the full retrospective approach as

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of January 1, 2018 and will apply the guidance to historic periods for contracts with customers with ongoing performance obligations as of the date of adoption. However, as the Company did not have any contracts with customers with ongoing performance obligations prior to the date of adoption on January 1, 2018 there is no impact of adoption to the previous periods. As of the date of adoption, the Company recorded no adjustment to accumulated deficit and there was no impact to the balance sheet, statement of operations and comprehensive loss and statement of cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. ASU 2016-02 establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. ASU 2016-02 is effective for nonpublic companies for fiscal years beginning after December 15, 2021. The Company adopted ASU 2016-02 on January 1, 2019, electing the “package of practical expedients,” which permits the Company not to reassess, under ASU 2016-02, prior conclusions about lease identification, lease classification and initial direct costs. The new standard also provides practical expedients for an entity’s ongoing accounting. The Company elected to utilize the short-term lease recognition exemption for all leases that quality. This means, for those short-term leases that qualify, the Company will not recognize ROU assets or lease liabilities. Additionally, lease expense for short-term leases is recognized on a straight-line basis over the lease term. The Company also elected not to separate lease and non-lease components for leases. At January 1, 2019, the date of adoption, the Company had no leases with a term longer than twelve months and as a result, the adoption had not impact on the Company’s financial statements at that time.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in ASU 2019-12 are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. We have not early adopted ASU 2019-12 for 2019 and ASU 2019-12 is currently not expected to have a material impact on our financial statements.

3.	Collaboration and License Agreements

Shenzhen Salubris Pharmaceuticals Co. Ltd. License Agreement

On November 30, 2018, the Company entered into a License Agreement (the Salubris Agreement) with Shenzhen Salubris Pharmaceutical Co. Ltd., (Salubris), pursuant to which the Company granted an exclusive, royalty-bearing license, with the right to grant sublicenses to Salubris to research, develop, use, make, have made, sell, offer for sale, have sold, import, and otherwise commercialize nanatinostat in combination an antiviral drug such as valganciclovir in the Republic of China, excluding Hong Kong, Macau, and Taiwan (Territory). The Company also issued an exclusive royalty-bearing license, to make and have made nanatinostat for use solely as a component of a combination therapy product utilizing sequential or concurrent administration of nanatinostat and an antiviral drug such as valganciclovir, in any and all dosage forms, formulations, presentations, administrations, line extensions and package configurations (Core Product) or a Product that includes a Core Product in combination with one or more of the approved or investigational drugs, but excluding NK Cell Therapy controlled by the Pre-existing Partner (NantKwest, Inc.) and is sold together for a single price in a single package (Combination Product) in the Territory and to offer for sale, sell, use, import and otherwise Commercialize nanatinostat solely as a component of a Core Product or a Combination Product (Products) in the Territory. Finally, the Company issued a non-exclusive royalty-bearing license, with the right to grant sublicenses to make and have made Products, nanatinostat as a component of the Products, outside the Territory for use and commercialization solely within the Territory.

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Salubris will be responsible for all regulatory filings and regulatory approvals and has the sole right to manufacture and commercialize in the Territory. The Company and Salubris will be performing development and commercialization activities within their respective territory independent of one another and any development work completed by Viracta that benefits the development efforts within the Salubris territory will be reimbursed to Viracta. Salubris has the option to request that the Company perform additional development work, however Salubris is solely responsible for all costs incurred related to the development work. Salubris’ option to request the Company to perform additional development work is not deemed a performance obligation or a material right

On November 30, 2018, concurrent with the negotiating of the Salubris Agreement, the Company entered into an agreement where Salubris purchased $10.0 million in the Company’s Series C Preferred Stock (the Series C SPA) (Note 7).

In accordance with the Salubris Agreement, the Company is also eligible to receive up to a total of $103.0 million in milestone payments, with respect to the licensed products. The Company is also eligible to earn tiered royalties on net sales of licensed products by Salubris, its affiliates or sublicensees, ranging from high single digits to the mid-teens, which royalties are potentially subject to various reductions and offsets.

Unless earlier terminated, the Salubris Agreement will continue on a product-by-product basis until the expiration of all applicable royalty terms with respect to all products in the Territory. There are no performance, cancellation, termination or refund provisions in the arrangement that contain material financial consequences to the Company.

Revenue Recognition

The Company determined that the Salubris Agreement and the Series C SPA were negotiated concurrently and in contemplation of one another. Based on these facts and circumstances, the Company evaluated the provisions of the agreements on a combined basis. The Company concluded that the contract counterparty, Salubris, was a customer. The Company identified the license, including the initial technology transfer, as the only performance obligation under the Salubris Agreement.

The Company received $2.0 million of cash in November 2018 associated with Series C SPA (see Note 7), of which an initial transaction price of $1.1 million was attributed as the value of the license provided to Salubris which was delivered in connection with the execution of the Salubris Agreement in November 2018 and recognized at a point in time. The balance received of $0.9 million was recorded as the initial fair value of the preferred stock purchase right asset received by the Company. The Company has recognized no revenue from milestones (variable consideration), which are fully constrained, or royalties to date. The Company has recorded total revenue of $1.1 million for the year ended December 31, 2018 related to the Salubris Agreement.

NantKwest License Agreement

On May 1, 2017, the Company entered into a License Agreement (the NK Agreement) with NantKwest, Inc. (NantKwest), whereby the Company granted an exclusive worldwide license to NantKwest and its affiliates to develop and commercialize nanatinostat for use in combination with NK cell immunotherapies. NantKwest will be responsible for conducting all necessary studies, including safety studies and clinical trials necessary in connection with seeking regulatory approvals to market the product in any territory. If NantKwest requires nanatinostat, the Company has the right to manufacture nanatinostat to be sold as part of a therapeutic product utilizing nanatinostat at a transfer price related to Viracta’s cost to NantKwest.

On March 23, 2017, the Company entered into an agreement where NantKwest purchased $8.5 million in the Company’s Series B Preferred Stock (the Series B SPA) (see Note 7).

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In accordance with the NK Agreement, the Company is also eligible to receive up to a total of $100.0 million in milestone payments, with respect to the licensed products. The Company is eligible to earn tiered royalties on net sales of licensed products by NantKwest, its affiliates or sublicensees, ranging from the low to mid-single digits.

Unless earlier terminated, the NK Agreement will continue until the expiration of all applicable royalty terms on a product-by-product and country-by-country basis. There are no performance, cancellation, termination, or refund provisions in the arrangement that contain material financial consequences to the Company.

Revenue Recognition

The Company determined that the NK Agreement and the Series B SPA were negotiated in concurrently and in contemplation of one another. Based on these facts and circumstances, the Company evaluated the provisions of the agreements on a combined basis. The Company concluded that the contract counterparty, NantKwest, was a customer. The Company identified the license, including the initial technology transfer, as the only performance obligation under the NK Agreement. The Company’s right to supply the Compound was determined to be an option that is not a material right.

The Company received $8.5 million of cash in March 2017 associated with Series B SPA (see Note 7), of which an initial transaction price of $1.1 million was attributed as the value of the license provided to NantKwest which was delivered in connection with the execution of the NK Agreement in March 2017, and recognized at a point in time as the license performance obligation was fully satisfied in May 2017. The balance received of $7.4 million was recorded in stockholders’ equity. The Company has recognized no revenue from milestones (variable consideration), which are fully constrained, or royalties to date.

Boston University License Agreement

In 2007, the Company’s predecessor entity, HemaQuest, entered into a License Agreement (the “BU Agreement”) with Boston University for the exclusive rights to certain patents. The principal consideration for the use of the patents was 100 shares of Special Preferred stock. In August 2018, the Company and Boston University agreed to exchange all 100 shares of Special Preferred stock for 1,679,186 shares of Series A-1 Preferred Stock (see Note 7). In addition, the terms of the BU Agreement require the Company to reimburse Boston University for certain legal costs related to patents licensed under the BU Agreement. The Company is also obligated to pay royalties to Boston University based on events defined in the BU Agreement, including an annual minimum royalty. During the years ended December 31, 2019 and 2018 the Company incurred $51,552 and $37,832, respectively, in expenses related to the BU Agreement. For each year, the annual minimum royalty of $30,000 was recorded as research and development expense. The Company also reimbursed Boston University for legal expenses related to the prosecution of patents amounting to $21,552 and $7,832 for the years ended December 31, 2019 and 2018, respectively. These reimbursements were charged to general and administrative expense.

4.	Chroma Therapeutics, LTD. Asset Purchase Agreement

In May 2016, Viracta entered into an Asset Purchase Agreement with Chroma Therapeutics, Ltd. (Chroma and the Chroma Agreement). Under the terms of the Chroma Agreement, Viracta issued 3,471,539 shares of Series A-1 Convertible Preferred Stock, valued at approximately $1,493,000, to Chroma to acquire the clinical stage drug candidate now known as nanatinostat, or VRx-3996 and all related intellectual property.

The terms of the Chroma Agreement contained an anti-dilution provision that required Viracta to issue additional shares to Chroma under specified circumstances in connection with equity financings completed by Viracta following the closing date of the Chroma Agreement transaction. In March 2017, Viracta completed an

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equity financing in which it issued shares of Series B Convertible Preferred Stock. The anti-dilution provision of the Chroma Agreement required Viracta to issue 1,217,138 shares of Series B Convertible Preferred Stock, valued at approximately $754,000, to Chroma as additional consideration. Those shares were issued to Chroma in March 2017 in conjunction with the closing of the Series B Convertible Preferred financing. The value of the preferred stock issued to Chroma in both the original 2016 and the subsequent 2017 issuances were charged to research and development expense in the statement of operations and comprehensive loss in the respective years. The issuance of the Series B Convertible Preferred shares to Chroma fulfilled Viracta’s obligations under the anti-dilution provision of the Chroma Agreement. Viracta is not required to issue any additional shares or pay any royalties, milestone payments, or any additional consideration.

5.	Financial Statement Details

Property and equipment, net consists of the following at December 31:

	2019	2018
Computer equipment	$9,406	$9,406
Accumulated depreciation	(7,838)	(4,703)

Total equipment, net	$1,568	$4,703

Accounts payable and accrued expenses consist of the following at December 31:

	2019	2018
Accrued CRO services	$243,366	$162,175
Accrued payroll and benefits	493,685	482,310
Accounts payable and accrued expenses	1,539,998	729,291

Total accrued expenses	$2,277,049	$1,373,776

6.	Convertible Promissory Notes and Warrants

During 2018, the Company received aggregate proceeds of $6,260,000 from the issuance of Convertible Promissory Notes (the Notes) in closings that took place in June, September, and October. The Notes incurred interest at 8% per annum, matured on June 18, 2019, and were convertible under specified conditions into shares of either Viracta Series B Convertible Preferred Stock or Series C Convertible Preferred Stock, at the option of the individual Note holders. Concurrent with the issuance of the Notes, the Company issued to the investors Warrants to purchase 2,237,164 shares of Viracta Common Stock (the Warrants). The warrant exercise price was $0.01 per share. Unless previously exercised, the Warrants are to expire on the seven-year anniversary of the date of issuance. The fair value of the Warrants, issued concurrently with the Notes, was determined to be $402,690 and was recorded as a debt discount and are remeasured to fair value each reporting period. Debt issuance costs of $185,689 were incurred to issue the Notes and were recorded as a debt discount.

The Company also determined that a beneficial conversion feature existed at the time the Notes were issued, as the fair value of the securities into which the Notes were convertible at the time of issuance, the Series B convertible preferred stock, was greater than the effective conversion price on the borrowing date. Accordingly, the Company recorded a beneficial conversion feature of $1,946,864. This amount was recorded as a debt discount to the Notes with an offset to additional paid-in capital.

Together, the warrant liability, debt issuance costs and the beneficial conversion feature totaled $2,535,243, which was amortized to other financing expense, net through the Notes conversion on January 31, 2019. During the years ended December 31, 2019 and 2018, $1,614,926 and $920,639, respectively, was amortized to other financing expense, net.

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At January 31, 2019, the Notes converted into 8,122,065 shares of Series B Convertible Preferred Stock, and 830,143 shares of Series C Convertible Preferred Stock. A gain on extinguishment of $81,188 was recorded in other financing expense, net in connection with the redemption of the Notes settled in Series C Preferred Stock. At conversion of the Notes, the warrant liability was reclassified to additional paid-in capital, and the remaining debt discount on the Notes was recorded on the Statement of Operations in other financing expense, net. As of December 31, 2018, the Company’s convertible promissory notes balance was as follows:

December 31, 2018
Convertible Promissory Notes principal	$6,260,000
Debt Discount	(2,535,243)
Debt Discount Amortization	920,639
Accrued Interest	191,019

Total Convertible promissory notes	$4,836,415

7.	Convertible Preferred Stock, Common Stock and Stockholders’ Deficit

Common Stock

The total number of shares of common stock of Viracta outstanding as of December 31, 2019 and 2018 was 643,198 and 269,657, respectively.

Warrants to Purchase Common Stock

Concurrent with the issuance of the Convertible Promissory Notes (see Note 6), the Company issued to the Note investors Warrants to purchase 2,237,164 shares of Viracta Common Stock (the Warrants). The warrant exercise price is $0.01 per share. Unless previously exercised, the Warrants will expire on the seven-year anniversary of the date of issuance. As of December 31, 2019, 505,347 shares of common stock had been issued upon the exercise of Warrants (including net exercises) and Warrants to purchase 1,727,191 shares of common stock remain unexercised. As of December 31, 2018, 156,806 shares of common stock had been issued upon the exercise of Warrants (including net exercises) and Warrants to purchase 2,076,608 shares of common stock remained unexercised. These shares have been included in the weighted average shares outstanding for both basic and diluted earnings per share for the years ended December 31, 2019 and 2018 as their exercise price is $0.01 per share.

Series A-1 Convertible Preferred Stock

In connection with the 2014 recapitalization of HemaQuest into Viracta and the exercise of a warrant in 2015, the Company issued a total of 29,210,938 shares of Series A-1 convertible preferred stock.

In 2016, Viracta issued 3,471,539 shares of Series A-1 convertible preferred stock to Chroma Therapeutics, Ltd. to acquire the drug candidate now known as nanatinostat, or VRx-3996 (see Note 4).

In August 2018, Viracta entered into a share exchange agreement with Boston University. Pursuant to the terms of that agreement, Boston University exchanged 100 shares of Special Preferred stock (constituting all outstanding shares of this class) for 1,679,186 shares of Series A-1 convertible preferred stock.

The Series A-1 preferred stock is convertible into common stock at any time. The number of shares of common stock that will be issued upon such conversion is determined by dividing the Series A-1 convertible preferred original issue price of $0.3993 per share by the Series A-1 conversion price and is subject to anti-dilution adjustment. At December 31, 2019, the total number of shares of Series A-1 preferred stock outstanding is 34,361,663 and the conversion price is $0.3186 per share.

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Series B Convertible Preferred Stock

In March 2017, the Company completed an offering of 12,326,655 shares of Series B Convertible Preferred Stock (“Series B preferred”) at a price per share of $0.7139 for gross proceeds of approximately $8.8 million. In addition, outstanding Convertible Promissory Notes issued in 2016 (“2016 Note”) were converted into 1,883,354 shares of Series B preferred stock. The principal amount of the 2016 Notes plus accrued interest was $1,075,625. The net proceeds of this Series B preferred financing, including the value of the 2016 Notes and accrued interest, less issuance costs of approximately $95,000, totaled $9.8 million. Total share value was reduced by consideration for a license agreement with NantKwest (see Note 3).

In conjunction with the March 2017 Series B preferred financing, as described in Note 4, Viracta issued 1,217,138 shares of Series B preferred stock to Chroma Therapeutics, Ltd. as additional consideration pursuant to the terms of the anti-dilution provision of the Chroma Agreement.

As discussed in Note 6, in conjunction with the conversion of the Notes, the Company issued 8,122,065 shares of Series B preferred in satisfaction of the Note conversion provisions.

The Series B preferred stock is convertible into common stock at any time. The number of shares of common stock that will be issued upon such conversion is determined by dividing its original issuance price by the conversion price and is subject to anti-dilution adjustment. At December 31, 2019, the total number of shares of Series B preferred stock outstanding is 23,549,212, and the conversion price is $0.7139 per share.

Series C Convertible Preferred Stock

In November 2018, the Company issued 2,387,204 shares of Series C Convertible Preferred Stock (Series C preferred) at a price per share of $0.8378, yielding gross proceeds of approximately $2.0 million (Initial Closing). In connection with the sale of the Series C preferred, the Company executed the License Agreement with Salubris and $1.1 million of consideration received from the Series C preferred was ascribed to the license rights granted to Salubris (see Note 3).

Included in the terms of the Series C preferred stock agreement were certain provisions which obligated the Company to deliver and obligated the holders of the Series C preferred stock to purchase additional shares of Series C preferred at a specified price of $0.8378 per share and on the same terms as the Initial Closing on or before January 31, 2019 (the Preferred Stock Purchase Right). Accordingly, the Preferred Stock Purchase Right to purchase additional shares was recorded at fair value of $906,276 as of the Initial Closing and classified as an asset, as the fair value of the Series C preferred sold in the Initial Closing and the fair value of the license rights granted to Salubris exceeded the $2.0 million of cash consideration received. The Preferred Stock Purchase Right asset fair value was remeasured each reporting date with changes in fair value recorded in other financing expense, net in the statement of operations and comprehensive loss. The Company recorded adjustments to increase the fair value of the Preferred Stock Purchase Right asset of $13,230 and $14,382 on December 31, 2018 and January 31, 2019 (the date of the Second Closing), respectively. In January 2019, the Second Closing occurred, resulting in the issuance of 9,548,819 shares of Series C preferred for cash consideration of $8.0 million, and the Preferred Stock Purchase Right was reclassified to Series C preferred. The Company also issued 830,143 shares of Series C preferred on January 31, 2019 in connection with settlement of the Notes (see Note 6).

The Series C preferred stock is convertible into common stock at any time. The number of shares of common stock that will be issued upon such conversion is determined by dividing its original issuance price by the conversion price and is subject to anti-dilution adjustment. The conversion price of the Series C preferred stock is $0.8378 per share at December 31, 2019.

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Series D Convertible Preferred Stock

In October 2019, the Company issued 17,138,320 shares of Series D Convertible Preferred Stock (Series D preferred) at a price per share of $0.9788, yielding gross proceeds of approximately $16.8 million. The Series D preferred stock is convertible into common stock at any time. The number of shares of common stock that will be issued upon such conversion is determined by dividing its original issuance price by the conversion price and is subject to anti-dilution adjustment. The conversion price of the Series D preferred stock is $0.9788 per share at December 31, 2019.

Special Preferred Stock

In 2007, Viracta’s predecessor, HemaQuest, issued 100 shares of Special Preferred stock to Boston University as partial consideration for a license agreement. In conjunction with the Recapitalization of HemaQuest, Boston University and the Board of Directors of Viracta agreed to exchange all of the outstanding shares of Special Preferred Stock for Series A-1 Preferred Stock.

The Amended and Restated License Agreement between Boston University and Viracta Therapeutics, Inc. which was signed in August 2018. At the closing of the share exchange, Boston University transferred to Viracta 100 shares of Special Preferred stock and Viracta issued 1,679,186 shares of Series A-1 Preferred Stock. As a result of the share exchange, the Company recorded a loss on the extinguishment of preferred stock to accumulated deficit and a corresponding increase to the carrying value of the Series A-1 preferred of $990,720 to reflect the difference in the carrying value of the Special Preferred extinguished and the fair value of the Series A-1 preferred shares issued. The Series A-1 preferred shares held by Boston University have all the rights, preferences, privileges and restrictions that pertain to Series A-1 preferred shares as described above. As of December 31, 2019, no shares of Special Preferred stock remained outstanding.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the then outstanding shares of Series D preferred Stock, Series C preferred stock, Series B preferred stock, and Series A-1 Preferred Stock are first entitled to receive the amount of $0.9778, $0.8378, $0.7139, or $0.3993 per share, respectively, plus all declared but unpaid dividends for such shares, prior and in preference to any distribution of any assets of the Company to the holders of the common stock. Series D preferred stock holds liquidation preference priority over Series C preferred stock, Series B Preferred Stock and Series A-1 Preferred Stock. Series C preferred stock holds liquidation preference priority over both Series B Preferred Stock and Series A-1 Preferred Stock. Series B preferred stock holds priority over Series A-1 preferred stock.

If, upon the occurrence of such event, the proceeds distributed among the holders of the Series D Preferred Stock, the Series C Preferred Stock, the Series B Preferred Stock, and the Series A-1 Preferred Stock are insufficient to permit the full payment of the aforementioned preferential amounts to each holder of convertible preferred stock, then the entire proceeds legally available for distribution to the convertible preferred stock shall be distributed ratably among the holders of the Series D Preferred Stock, Series C Preferred Stock, the Series B Preferred Stock, and the Series A-1 Preferred Stock in proportion to the full preferential amount that each such holder of convertible preferred stock is otherwise entitled to receive.

Upon completion of the distributions required by the above-mentioned liquidation preferences, any remaining proceeds shall be distributed among the holders of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, Series A-1 Preferred Stock and common stock pro rata based on the number of shares of common stock held by each, assuming full conversion of the Series D Preferred Stock, Series C Preferred Stock, the Series B Preferred Stock, and the Series A-1 Preferred Stock, to common stock at the then-effective conversion price for such shares.

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Dividends

The holders of shares of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, and Series A-1 Preferred Stock are entitled to receive non-cumulative dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock, in an amount at least equal to 8% per annum of the Series D original issue price ($0.9778), Series C original issue price ($0.8378 per share), the Series B original issue price ($0.7139 per share) and the Series A-1 original issue price ($0.3993 per share), respectively, all subject to adjustment from time to time for recapitalizations, payable when and if declared by the Company’s board of directors. The Company has not declared any dividends on its convertible preferred stock.

Voting

The holder of each share of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series A-1 Preferred Stock are entitled to one vote for each share of common stock into which such preferred stock could then be converted and, with respect to such vote, such holder has full voting rights and powers equal to the voting rights and powers of the holders of common stock and is entitled to notice of any stockholders’ meeting in accordance with the Company’s bylaws.

The holders of shares of Series D, Series C and Series B preferred stock are each entitled to elect one of the Company’s directors. The holders of Series A-1 Preferred Stock are entitled to elect two directors. The Preferred Majority (defined as the holders of at least 66 2/3% of the outstanding shares of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, and Series A-1 Preferred Stock, voting together as a single class and on an as converted basis) shall be entitled to elect one director. The holders of common stock and of all series of convertible preferred stock, voting together as a single class, and on an as converted basis, are entitled to elect any remaining directors of the Company.

Automatic Conversion

Upon the closing of a sale of shares of common stock in a public offering, all outstanding shares of Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock shall be automatically converted into shares of common stock at the then effective conversion price, provided that (a) the offering results in gross proceeds to the Company of at least $40.0 million before underwriting discount and commissions, and (b) the shares of common stock have been listed for trading on the New York Stock Exchange, the NASDAQ Select Market or the NASDAQ Global Market.

Redemption

The Company’s convertible preferred stock are not explicitly redeemable currently or at a specified date in the future. The convertible preferred stock are presented outside of stockholders’ equity because in the event of certain deemed liquidation events considered not solely within the Company’s control, such as a merger, acquisition and sale of all or substantially all of the Company’s assets, the convertible preferred stock will become redeemable at the option of the holders. As these deemed liquidation events are not probable of occurring, the Company has not adjusted the carrying values of the convertible preferred stock.

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Common Stock Reserved for Future Issuance

Common stock reserved for future issuance are as follows in common equivalent shares:

	December 31, 2019	December 31, 2018
Conversion of preferred stock	96,519,011	60,879,664
Common stock warrants	1,727,191	2,076,608
Stock options issued and outstanding	14,132,152	6,861,975
Authorized for future option grants	3,756,768	8,466,601

Total	116,135,122	78,284,848

8.	Equity Incentive Plan

In 2016, the Company adopted the Viracta Therapeutics, Inc. 2016 Equity Incentive Plan (“the Plan”), which permits stock option grants to employees, members of the board of directors, and outside consultants. The Plan allows for grants of incentive stock options with exercise prices of at least 100% of the fair market value of Viracta’s common stock, nonqualified options with exercise prices of at least 85% of the fair market value of the Company’s common stock, restricted stock, and restricted stock units. All stock options granted to date have a ten-year life and generally vest over zero to four years. As of December 31, 2019, the number of shares of common stock authorized for grant under the Plan was 17,888,920, of which 3,756,768 remained available for future grants.

The Company recorded stock-based compensation of $627,611 and $210,592 for the years ended December 2019 and 2018, respectively. Fair value is determined at the date of grant for options. Compensation expense is recognized over the vesting period based on the fair value of the options. The fair value of stock options is estimated using the Black-Scholes model with the assumptions disclosed in the following table.

	Year Ended December 31,
	2019	2018
Assumptions
Risk-free interest rate	1.73%—2.61%	2.77%—2.89%
Expected dividend yield	0%	0%
Expected volatility	72%	76%
Expected term (in years)	5.5—6.3	5.5—6.3

The expected term of stock options is based on the simplified method, which is an average of the contractual term of the option and its vesting period. The expected volatility of stock options is based upon the historical volatility of a number of publicly traded companies in similar stages of clinical development. The risk-free interest rate is based on the average yield of U.S. Treasury Bills appropriate for the expected term of the stock option grants. The Company has not historically paid cash dividends and does not anticipate declaring dividends in the future. The Company recognizes forfeitures as they occur. As of December 31, 2019, unrecognized compensation expense related to unvested options granted under the Plan totaled $921,666. That expense is expected to be recognized over a weighted-average period of 2.95 years.

F-B-23

A summary of the stock option activity under the plan during the years ended December 31, 2019 and 2018, is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2017	6,281,975	$0.11
Granted	580,000	$0.10
Exercised	—	—
Cancelled	—	—

Outstanding at December 31, 2018	6,861,975	$0.11	8.5
Granted	7,499,344	$0.11
Exercised	(100,000)	$0.10
Cancelled	(129,167)	$0.10

Outstanding at December 31, 2019	14,132,152	$0.11	8.5

Vested and exercisable at December 31, 2019	6,227,849	$0.11	7.4

The aggregate intrinsic value of options outstanding as of December 31, 2019 was $1,964,937. The aggregate intrinsic value is calculated as the difference between the estimated fair value of the Company’s common stock and the exercise price of stock options, multiplied by the number of shares subject to such stock options. The weighted average grant date fair value of stock options granted during the years ended December 31, 2019 and 2018 was $0.16 and $0.15 per share, respectively.

Unvested shares from the early exercise of options are subject to repurchase by the Company. Options granted under the Plan will vest according to the applicable option agreement. There were 100,000 shares exercised during the year ended December 31, 2019 with 75,000 subject to repurchase at December 31, 2019. There were no shares exercised during the year ended December 31, 2018. The Company recorded a related liability totaling $7,500 at December 31, 2019 which is included in accounts payable and accrued expenses.

9.	Income Taxes

As a result of the Company’s significant operating loss carryforwards and the corresponding valuation allowance, no income tax provision/benefit has been recorded as of December 31, 2019 and 2018. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2019 and 2018 are detailed below.

	2019	2018
Deferred tax assets:
Federal and state net operating loss carryforwards	$15,308,000	$11,190,000
R&D and orphan drug credit carryforwards	1,750,000	594,000
Capitalized research and development expenses	3,772,000	3,594,000
Other, net	239,000	80,000

Total deferred tax assets	21,069,000	15,458,000
Valuation allowance	(21,069,000)	(15,458,000)

Net deferred tax assets	$—	$—

F-B-24

Our effective income tax rate differs from the statutory federal rate of 21% for the years ended December 31, 2019 and 2018 due to the following:

	2019	2018
Federal tax benefit at statutory rate	$(2,864,000)	$(1,794,000)
State tax benefit, net	(952,000)	—
Research and development credits, net of uncertain tax positions	(1,140,000)	1,082,000
Debt discount and debt issuance costs	464,000	233,000
Change in state rate	(1,222,000)	855,000
Other permanent items	103,000	83,000
Change in valuation allowance	5,611,000	(459,000)

Provision for income taxes	$—	$—

At December 31, 2019, the Company had federal and state net operating loss carryforwards of $60.0 million and $39.0 million, respectively. The federal loss carryforwards begin to expire in 2027, unless previously utilized, and the state carryforwards began to expire in 2030. The Company has federal loss carryforwards of $19.7 million that are not subject to expiration. The Company also has federal and state research credit carryforwards of $1.5 million and $1.0 million, respectively. Additionally, the Company has Orphan Drug Credit carryforwards of $1.2 million. The federal research credit carryforwards will begin expiring in 2027, unless previously utilized. The state research credit will carry forward indefinitely. The change in the valuation allowance is an increase of $5.6 million for the year ended December 31, 2019 and a decrease in the valuation allowance of $0.5 million for the years ended December 31, 2018.

Pursuant to Internal Revenue Code (IRC) Sections 382 and 383, annual use of the Company’s net operating loss and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards and these financial statements do not contain any adjustment relating to such potential limitations. Due to the existence of the valuation allowance, future changes in the Company’s net operating loss and research and development credit carryforwards will not impact the Company’s effective tax rate.

In accordance with authoritative guidance, the impact of an uncertain income tax position is recognized at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The following table summarizes the activity related to our unrecognized tax benefits, in thousands:

	2019	2018
Gross unrecognized tax benefits at the beginning of the year	$1,555	$—
Increases related to prior year tax positions	—	132
Increases from tax positions taken in the current year	391	1,423

Gross unrecognized tax benefits at the end of the year	$1,946	$1,555

The amount of the unrecognized tax benefits that would impact the effective tax rate, absent the valuation allowance, would be $2.0 million. Due to the full valuation allowance, the future changes in unrecognized tax benefits will not impact the Company’s effective tax rate. At December 31, 2019, the Company has not accrued any interest or penalties related to uncertain tax positions. The Company does not anticipate that there will be a significant change in the amount of unrecognized tax benefits over the next twelve months. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

F-B-25

The Company is subject to taxation in the U.S. and California. Due to the existence of net operating loss carryforwards, all tax periods from inception of the Company are open for examination by taxing authorities for all jurisdictions. The Company is not currently under examination by any tax authority.

10.	Commitments and Contingencies

Leases

From September 2017 through August 2018, Viracta subleased space for its corporate office from NantKwest, Inc. The 12-month sublease term was the last 12 months remaining on NantKwest’s lease on that office space. During the 12-month sublease, Viracta paid rent to NantKwest totaling $153,982.

In 2018, the Company negotiated a one-year lease directly with the property owner to retain the use of the space for Viracta’s office (Lease). The effective date of the Lease was September 1, 2018. Under the terms of the Lease the rental rate was $14,132 per month. In June 2019, the Company amended the term of the Lease to extend the termination date to August 31, 2020. Under the terms of the Lease amendment, the rental rate was $14,980 per month. Upon the Lease amendment, the Company no longer met the short-term lease exemption and recorded an operating lease right-of-use (ROU) asset and corresponding lease liability for $225,000.

Total rent expense for the years ended December 31, 2019 and 2018 was $179,531 and $175,774, respectively. Future minimum payments under the Lease through the termination date on August 31, 2020 amount to $119,840.

At December 31, 2019, the Company had remaining lease liabilities of approximately $117,185 and operating lease ROU assets of $115,489. Total cash paid for amounts included in the measurement of lease liabilities was $180,432 for the year ended December 31, 2019. The weighted average discount rate for operating leases recorded during the year ended December 31, 2019 was 8.0% and the weighted-average remaining lease term was 0.7 years as of December 31, 2019. ROU assets obtained in exchange for operating lease liabilities were $225,000 for the year-ended December 31, 2019.

11.	Related Party Transactions

Shenzhen Salubris Pharmaceuticals Co. Ltd. was the lead investor in the Series C preferred stock financing which closed on November 30, 2018 and January 31, 2019. In conjunction with Salubris’ investment in Viracta Series C preferred stock, Salubris received the right to appoint one member to Viracta’s Board of Directors. Also, as described in Note 4, in November 2018, Viracta entered into a licensing agreement with Salubris in which the Company granted Salubris the exclusive right to develop and commercialize Viracta’s Phase 2 product candidate, nanatinostat in combination with an antiviral, within the Peoples Republic of China (excluding Hong Kong, Macau and Taiwan).

NantKwest, Inc. was the lead investor in the March 2017 Series B preferred financing arrangement. In conjunction with NantKwest’s investment in Viracta Series B preferred stock, NantKwest received the right to appoint one member to Viracta’s Board of Directors. As described in Note 4, in May 2017, the Company entered into a licensing agreement with NantKwest in which the Company granted exclusive world-wide rights to Viracta’s Phase 2 drug candidate, nanatinostat, for use in combination with the NantKwest’s platform of natural killer cell therapies. From September 2017 through August 2018, Viracta subleased space for its corporate office from NantKwest. The 12-month sublease term was the last 12 months remaining on NantKwest’s lease on the space. During 2018, Viracta paid rent to NantKwest totaling $98,514. In 2018, when Viracta’s sublease expired, the Company negotiated a new one-year lease directly with the property owner to retain the use of the space for Viracta’s office.

F-B-26

12.	Subsequent Events

For the purposes of the financial statements as of December 31, 2019 and the year then ended, the Company has evaluated subsequent events through December 22, 2020, the date on which the audited financial statements were issued.

In April 2020, the Company received a loan under the Paycheck Protection Program (PPP), established by the Coronavirus Aid, Relief, and Economic Security, or CARES Act. On April 24, 2020, the Company received loan proceeds of approximately $254,000. The loan bears an interest rate of 1% per year with the Company principal and interest payments commencing six months from the date of first disbursement. The loan matures two years from the date of first disbursement. Based on PPP guidelines, the Company has applied for loan forgiveness of the entire principal balance and is awaiting a response to its application.

In June 2020, the Company entered into a noncancelable operating lease for certain office space with a lease term from September 2020 through August 2023 with a renewal option for an additional year. The monthly base rent will increase approximately 4% annually from $20,019 to $21,444 over the life of the lease, including utilities and other operating costs. In August 2020, the Company entered into an additional noncancelable operating lease agreement for certain office space with a lease term from August 2020 through August 2023 with a renewal option for an additional year. The lease also includes a buyout option to terminate the lease prior to its expiration with at least one month’s prior written notice and a one-time payment equal to four months rent. The monthly base rent will increase approximately 4% to 9% from $12,462 to $14,033 over the life of the lease, including utilities and other operating costs.

In July 2020, the Company entered into a term loan agreement with Silicon Valley Bank (SVB Loan Agreement), pursuant to which the Company borrowed $5.0 million. The Company can borrow a total of $15.0 million in four tranches, including the initial tranche. Tranches subsequent to the initial tranche have their own milestone requirements. The maturity date of the SVB Loan Agreement is January 1, 2024 (or July 1, 2024 under certain circumstances). Under the terms of the SVB Loan Agreement, the Company is required to make interest-only payments through July 31, 2021 on the borrowings at a floating rate equal to the lesser of 10% per annum or the greater of 3.5% above Prime Rate as defined in the SVB Loan agreement or 6.75% per annum.

On November 25, 2020, the Company completed a Series E Preferred Stock equity financing, issuing 66,061,102 shares at a price per share of $0.6055, yielding gross proceeds of approximately $40.0 million. The Series E Preferred Stock is convertible into common stock at any time. The number of shares of common stock that will be issued upon such conversion is determined by dividing its original issuance price by the applicable conversion price.

On November 29, 2020, the Company entered into an agreement and plan of merger and reorganization (the Merger Agreement) with Sunesis Pharmaceuticals, Inc. (Sunesis) and Sol Merger Sub, Inc. (Merger Sub). Merger Sub will be merged into Viracta with the Company surviving the merger as a wholly owned subsidiary of Sunesis. The transaction will be accounted for as a reverse merger, with the Company being treated as the acquirer for accounting purposes. Pursuant to the Merger Agreement, Sunesis will effect a name change to Viracta Therapeutics, Inc., and is expected to list its securities on the Nasdaq Global Market under the symbol “VIRX”. Following the completion of the merger, the newly combined company will be led by Ivor Royston, M.D., who will serve as the President and CEO. Under the terms of the Merger Agreement, the Company will merge with a wholly owned subsidiary of Sunesis, and stockholders of Viracta will receive shares of newly issued Sunesis common stock. The Company’s stockholders are expected to own approximately 86% and Sunesis stockholders will own approximately 14% of the combined company on a fully diluted basis using the treasury stock method. The percentage of the combined company that Sunesis stockholders will own as of the close of the merger may be subject to adjustment based on Sunesis’s net cash. The transaction, which is expected to close in the first quarter of 2021, is subject to certain customary closing conditions, including Sunesis and Viracta shareholder approvals. Concurrent with the execution of the Merger Agreement, the Company entered into an

F-B-27

agreement for the sale of common stock in a private placement which is expected to result in gross proceeds of approximately $65.0 million. In connection with the closing of the merger and the concurrent private placement of common stock, the holders of the Company’s preferred stock will waive their right to exchange their shares into any class of the Company’s stock other than common stock.

F-B-28

Viracta Therapeutics, Inc.

Condensed Balance Sheets

	As of
	September 30, 2020	December 31, 2019
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,906,013	$18,217,926
Prepaid and other current assets	116,130	81,408

Total current assets	12,022,143	18,299,334
Property and equipment, net	48,270	1,568
Operating lease right of use assets	1,067,913	115,489
Other long-term assets	44,290	27,341

Total assets	$13,182,616	$18,443,732

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$3,278,040	$2,277,049
Current portion of long-term debt, net	488,033	—
Current portion of operating lease liabilities	351,874	117,185

Total current liabilities	4,117,947	2,394,234

Long-term debt, net	4,634,682	—
Operating lease liabilities, less current portion	718,477	—
Preferred stock warrant liability	93,864	—

Commitments and contingencies

Series A-1 Convertible Preferred Stock, $0.0001 par value; 34,361,663 shares authorized, 34,361,663 shares issued and outstanding as of September 30, 2020 and December 31, 2019; liquidation preference of $13,720,612 at September 30, 2020 and December 31, 2019	2,967,752	2,967,752

Series B Convertible Preferred Stock, $0.0001 par value; 23,549,212 shares authorized, 23,549,212 shares issued and outstanding as of September 30, 2020 and December 31, 2019; liquidation preference of $16,811,782 at September 30, 2020 and December 31, 2019	15,484,204	15,484,204

Series C Convertible Preferred Stock, $0.0001 par value; 12,766,166 shares authorized, 12,766,166 shares issued and outstanding as of September 30, 2020 and December 31, 2019; liquidation preference of $10,695,494 at September 30, 2020 and December 31, 2019	9,392,125	9,392,125

Series D Convertible Preferred Stock, $0.0001 par value; 25,641,479 shares authorized, 17,138,320 shares issued and outstanding as of September 30, 2020 and December 31, 2019; liquidation preference of $16,774,988 at September 30, 2020 and December 31, 2019	16,588,436	16,588,436

Stockholders’ deficit:
Common stock, $0.0001 par value; 126,356,479 shares authorized, 1,030,962 and 643,198 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	103	64
Additional paid-in capital	3,815,413	3,514,791
Accumulated deficit	(44,630,387)	(31,897,874)

Total stockholders’ deficit	(40,814,871)	(28,383,019)

Total liabilities, convertible preferred stock and stockholders’ deficit	$13,182,616	$18,443,732

See accompanying notes.

F-B-29

Viracta Therapeutics, Inc.

Condensed Statements of Operations and Comprehensive Loss

(unaudited)

	For the Nine Months Ended September 30,
	2020	2019
Operating expenses:
Research and development	$9,912,230	$5,429,975
General and administrative	2,777,200	2,347,907

Total operating expenses	12,689,430	7,777,882

Other income (expense):
Interest income	44,675	25,923
Interest expense	(65,786)	(42,817)
Other financing expense, net	(21,972)	(1,519,034)

Total other income (expense)	(43,083)	(1,535,928)

Net loss and comprehensive loss	$(12,732,513)	$(9,313,810)

Net loss per common share, basic and diluted	$(5.18)	$(3.96)
Weighted average shares outstanding used in computing net loss per share, basic and diluted	2,459,408	2,352,377

See accompanying notes.

F-B-30

Viracta Therapeutics, Inc.

Condensed Statements of Convertible Preferred Stock and Stockholders’ Deficit

(unaudited)

	Series A-1 Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Special Preferred		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amounts
Balance December 31, 2018	34,361,663	$2,967,752	15,427,147	$9,685,862	2,387,204	$1,728,596	—	$—	—	$—	269,657	$27	$2,478,620	$(18,338,997)	$(15,860,350)
Exercise of warrants and stock options to purchase common stock	—	—	—	—	—	—	—	—	—	—	348,541	34	3,372	—	3,406
Vesting of early exercise of employee stock options	—	—	—	—	—	—	—	—	—	—	18,750	2	1,873		1,875
Issuance of convertible preferred stock (including reclassification of preferred stock purchase right asset of $933,888), net of issuance costs of $16,890	—	—	—	—	9,548,819	7,049,236	—	—	—	—	—	—	—	—	—
Reclassification of common stock warrant to equity in conjunction with issuance of preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	$402,690	—	402,690
Conversion of convertible promissory notes into convertible preferred stock	—	—	8,122,065	5,798,342	830,143	614,293	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	396,044	—	396,044
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,313,810)	(9,313,810)

Balance at September 30, 2019	34,361,663	$2,967,752	23,549,212	$15,484,204	12,766,166	$9,392,125	—	$—	—	$—	636,948	$63	$3,282,599	$(27,652,807)	$(24,370,145)

Balance December 31, 2019	34,361,663	$2,967,752	23,549,212	$15,484,204	12,766,166	$9,392,125	17,138,320	$16,588,436	—	—	643,198	$64	$3,514,791	$(31,897,874)	$(28,383,019)
Exercise of warrants and stock options to purchase common stock	—	—	—	—	—	—	—	—	—	—	369,014	37	43,625	—	43,662
Vesting of early exercise of employee stock options	—	—	—	—	—	—	—	—	—	—	18,750	2	1,874		1,876
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	255,123	—	255,123
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,732,513)	(12,732,513)

Balance at September 30, 2020	34,361,663	$2,967,752	23,549,212	$15,484,204	12,766,166	$9,392,125	17,138,320	$16,588,436	—	$—	1,030,962	$103	$3,815,413	$(44,630,387)	$(40,814,871)

See accompanying notes.

F-B-31

Viracta Therapeutics, Inc.

Condensed Statements of Cash Flows

(unaudited)

	For the Nine Months Ended September 30,
	2020	2019
Operating activities
Net loss	$(12,732,513)	$(9,313,810)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	8,038	2,351
Share-based compensation expense	255,123	396,044
Gain on extinguishment of convertible debt	—	(81,188)
Accretion of debt discount	—	1,614,926
Re-valuation of tranche right asset	—	(14,382)
Non-cash interest expense	6,549	42,534
Changes in operating assets and liabilities:
Prepaid and other current assets	(34,722)	(49,782)
Other long-term assets	(16,949)	—
Accounts payable and accrued expenses	999,115	(294,262)
Lease liabilities, net	742	2,332

Net cash used in operating activities	(11,514,617)	(7,695,237)
Investing activities
Purchases of property and equipment	(54,740)	—

Net cash used in investing activities	(54,740)	—

Financing activities
Issuance of preferred stock for cash, net of offering costs and preferred stock purchase right asset	—	7,983,071
Proceeds from debt, net of issuance costs	5,210,031	—
Issuance of common stock	47,413	5,281

Net cash provided by financing activities	5,257,444	7,988,352

Net increase (decrease) in cash and cash equivalents	(6,311,913)	293,115
Cash and cash equivalents at beginning of period	18,217,926	4,013,493

Cash and cash equivalents at end of period	$11,906,013	$4,306,608

Supplemental schedule of noncash financing activities
Issuance of warrants in conjunction with debt	$93,864	$—

Right-of-use assets obtained in exchange for lease liabilities	$1,105,704	$—

See accompanying notes.

F-B-32

Viracta Therapeutics, Inc.

Notes to Condensed Financial Statements

1.	Organization and Description of Business

Viracta Therapeutics, Inc. (the Company), is a privately held company based in San Diego, California. Viracta is a precision oncology company, focused on the development of new medicines targeting virus-associated malignancies. The Company is currently in the Phase 2 portion of a Phase 1b/2 clinical trial, testing its product candidate as a potential therapy for the treatment of relapsed/refractory Epstein-Barr virus-positive (EBV+) lymphoma.

The Company was originally incorporated in 2007, under the name HemaGenix, Inc. Later that same year, the name of the Company was changed to HemaQuest Pharmaceuticals, Inc. The Company operated under the HemaQuest name until 2014, when the board of directors and stockholders of HemaQuest authorized and executed a recapitalization plan of all outstanding equity and the Company was renamed Viracta Therapeutics, Inc.

As of September 30, 2020, the Company has devoted substantially all of its efforts to product development and has not realized product sales revenues from its planned principal operations. The Company has a limited operating history, and the sales and income potential of the Company’s business and market are unproven. The Company has experienced net losses since its inception and, as of September 30, 2020, had an accumulated deficit of $44.6 million. The Company expects to continue to incur net losses for at least the next several years. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. If the Company is unable to generate revenues adequate to support its cost structure, the Company will need to raise additional equity through the issuance of its common stock, through other equity or debt financings or through collaborations or partnerships with other companies.    As of September 30, 2020, the Company had cash and cash equivalents of $11.9 million and working capital of $7.9 million. In July 2020, the Company obtained a $5.0 million term loan and in November 2020, the Company completed a $40.0 million Series E Preferred Stock equity financing (see Note 8). Based on the Company’s current financial position and business plan, management believes that its existing cash and cash equivalents will be sufficient to fund the Company’s obligations for at least twelve months from the issuance date of these financial statement.

The COVID-19 pandemic has caused significant business disruption around the globe. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the pandemic and the impact on the Company’s clinical trial, employees, and vendors. At this point, the degree to which COVID-19 may impact the Company’s financial condition or results of operations is uncertain. A prolonged pandemic could have a material and adverse impact on financial results and business operations of the Company, including the timing and ability of the Company to complete certain clinical trials and other efforts required to advance the development of its product candidates and raise additional capital. While the Company has not been required to pause enrollment in its current study, delays could still occur and also affect the commencement and operation of future trials.

Merger Transaction

On November 29, 2020, the Company entered into an agreement and plan of merger and reorganization (the Merger Agreement) with Sunesis Pharmaceuticals, Inc. (Sunesis) and Sol Merger Sub, Inc. (Merger Sub). Merger Sub will be merged into Viracta with the Company surviving the merger as a wholly owned subsidiary of Sunesis. The transaction will be accounted for as a reverse merger, with the Company being treated as the acquirer for accounting purposes. Pursuant to the Merger Agreement, Sunesis will effect a name change to Viracta Therapeutics, Inc., and is expected to list its securities on the Nasdaq Global Market under the symbol “VIRX”. Following the completion of the merger, the newly combined company will be led by Ivor Royston, M.D., who will serve as the President and CEO. Under the terms of the Merger Agreement, the Company will merge with a wholly owned subsidiary of Sunesis, and stockholders of Viracta will receive shares of newly

F-B-33

issued Sunesis common stock. The Company’s stockholders are expected to own approximately 86% and Sunesis stockholders will own approximately 14% of the combined company on a fully diluted basis using the treasury stock method. The percentage of the combined company that Sunesis stockholders will own as of the close of the merger may be subject to adjustment based on Sunesis’s net cash. The transaction, which is expected to close in the first quarter of 2021, is subject to certain customary closing conditions, including Sunesis and Viracta shareholder approvals. Concurrent with the execution of the Merger Agreement, the Company entered into an agreement for the sale of common stock in a private placement which is expected to result in gross proceeds of approximately $65.0 million. In connection with the closing of the merger and the concurrent private placement of common stock, the holders of the Company’s preferred stock will waive their right to exchange their shares into any class of stock other than common.

No assurance can be given that the required regulatory approval will be obtained or that the required conditions to closing will be satisfied and, even if all such approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. The Merger Agreement contains certain termination rights for each of the Company and Sunesis.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020. These condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 2019 and related notes thereto included in this registration statement filed with the United States Securities and Exchange Commission (SEC).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The most significant items subject to such estimates include: preferred stock warrant liability; clinical trial accruals; determination of incremental borrowing rate for operating leases; and stock-based compensation. The Company bases these estimates on historical and anticipated results, trends, and various other assumptions that management believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash.

Significant Accounting Policies

There have been no material changes in the Company’s accounting policies from those disclosed in the audited financial statements and related notes thereto as of and for the year ended December 31, 2019, which are included elsewhere in this registration statement.

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Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts of the Company’s cash and cash equivalents, accounts payable and accrued liabilities approximate fair values for these financial instruments due to their short maturities.

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis carried on the balance sheet, aggregated by the level in the fair value hierarchy within which those measurements fall as of September 30, 2020.

		Fair Value Measurements Using
	September 30, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Funds(1)	$11,000,090	$11,000,090	$—	$—
Preferred Stock Warrant Liability	$93,864	$—	$—	$93,864

(1)	Classified as a component of cash and cash equivalents on the balance sheet.

The table below presents the Company’s assets measured at fair value on a recurring basis carried on the balance sheet, aggregated by the level in the fair value hierarchy within which those measurements fall as of December 31, 2019.

		Fair Value Measurements Using
	December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Funds(2)	$14,257,563	$14,257,563	$—	$—

(2)	Classified as a component of cash and cash equivalents on the balance sheet.

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Preferred Stock Warrant liability

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the warrant liability were as follows:

September 30, 2020
Fair value per share of preferred stock	$0.74
Expected volatility	71.8%
Risk-free interest rate	0.55%
Expected dividend yield	0%
Expected term	10.0 years

The following table provides a reconciliation of the warrant liability measured at fair value using Level 3 significant unobservable inputs:

Preferred stock warrant liability
Balance at December 31, 2019	$—
Issuance of preferred stock warrants	93,864

Balance at September 30, 2020	$93,864

Net Loss per Common Share

Basic loss per common share is computed by dividing net loss by the weighted average number of common shares and warrants to purchase common stock outstanding during the period. Diluted loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding, plus the impact of common shares, if dilutive, resulting from the exercise of outstanding common stock equivalents.

The following securities are excluded from the calculation of weighted average dilutive common shares because their inclusion would have been anti-dilutive.

	September 30,
	2020	2019
Convertible preferred stock	102,049,409	84,161,087
Stock options	17,138,328	12,252,378
Warrants	127,707	—

Total	119,315,444	96,413,465

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. Various disclosure requirements have been removed, including the amount of and reasons for transfer between Level 1 and Level 2 of the reporting period. The ASU also modified various disclosure requirements and added some disclosure requirements for Level 3 fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements held at the end of the reporting period. The ASU also modified various disclosure requirements and added some disclosure requirements for Level 3 fair value measurements. The additional disclosures on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainly should be applied prospectively for only the most recent interim or

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annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this ASU and delay adoption of the additional disclosures until their effective date. The Company adopted this ASU during the period ended September 30, 2020. The adoption of this ASU did not have a significant impact on its condensed financial statements and related disclosures.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which will require a reporting entity to use a new forward-looking impairment model for most financial assets that generally will result in the earlier recognition of allowances for losses. For available-for-sale debt securities with unrealized losses, credit losses will be recognized as allowances rather than as reductions in amortized cost. Entities will apply the guidance as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, to increase stakeholders’ awareness of the amendments and to expedite improvements to the Codification. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses, Topic 326, providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. These ASUs do not change the core principle of the guidance in ASU 2016-13. Instead these amendments are intended to clarify and improve operability of certain topics. In November 2019, FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which defers the effective dates of the new credit losses standard for all entities except SEC filers that are not smaller reporting companies to fiscal years beginning after 15 December 2022, including interim periods within those fiscal years. The standard and other related subsequently issued ASUs will be effective for the Company for annual periods beginning after December 15, 2022, with early adoption permitted beginning in 2019. The Company is currently evaluating the impact that the adoption of the standard and other related subsequently issued ASUs will have on its condensed financial statements and accompanying footnotes.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in ASU 2019-12 are effective for fiscal years beginning after December 15, 2021. Early adoption of the standard is permitted. The Company is currently evaluating the impact that the adoption of ASU 2019-12 will have on its condensed financial statements and accompanying footnotes.

3.	Financial Statement Details

Accounts payable and accrued expenses consist of the following:

	September 30, 2020	December 31, 2019
Accrued clinical research organization services	$304,586	$243,366
Accrued payroll and benefits	686,373	493,685
Accounts payable and accrued expenses	2,287,081	1,539,998

Total accrued expenses	$3,278,040	$2,277,049

4.	Debt

Convertible Promissory Notes

During 2018, the Company received aggregate proceeds of $6,260,000 from the issuance of Convertible Promissory Notes (the Notes) in closings that took place in June, September, and October. The Notes incurred

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interest at 8% per annum, matured on June 18, 2019, and were convertible under specified conditions into shares of either Viracta Series B Convertible Preferred Stock or Series C Convertible Preferred Stock, at the option of the individual Note holders. Concurrent with the issuance of the Notes, the Company issued to the investors Warrants to purchase 2,237,164 shares of Viracta Common Stock (the Warrants). The warrant exercise price was $0.01 per share. Unless previously exercised, the Warrants are to expire on the seven-year anniversary of the date of issuance. The fair value of the Warrants, issued concurrently with the Notes, was determined to be $402,690 and was recorded as a debt discount and are remeasured to fair value each reporting period. Debt issuance costs of $185,689 were incurred to issue the Notes and were recorded as a debt discount.

The Company also determined that a beneficial conversion feature existed at the time the Notes were issued, as the fair value of the securities into which the Notes were convertible at the time of issuance, the Series B convertible preferred stock, was greater than the effective conversion price on the borrowing date. Accordingly, the Company recorded a beneficial conversion feature of $1,946,864. This amount was recorded as a debt discount to the Notes with an offset to additional paid-in capital.

Together, the warrant liability, debt issuance costs and the beneficial conversion feature totaled $2,535,243, which was amortized to other financing expense, net through the Notes conversion on January 31, 2019. During the nine months ended September 30, 2019, $1,614,926 was amortized to other financing expense, net.

SVB Loan Agreement

On July 30, 2020, the Company and Silicon Valley Bank (the Lender), entered into a loan and security agreement (the SVB Loan Agreement), providing for up to $15.0 million in four tranches. Upon entering into the SVB Loan Agreement, the Company borrowed $5.0 million.

Under the terms of the SVB Loan Agreement, the Company may, subject to the achievement of certain milestones, borrow from the Lender up to an additional $10.0 million until January 31, 2022.

The loan will be due on the scheduled maturity date of January 1, 2024 (or July 1, 2024 under certain circumstances) (the Maturity Date). Repayment of the loan will be interest only through July 31, 2021 (or January 31, 2022 under certain circumstances), followed by 30 equal monthly payments of principal plus accrued interest commencing on August 1, 2021 (or February 1, 2022 under certain circumstances). The per annum interest rate for any outstanding loan is the lesser of (i) 10%, or (ii) the greater of (A) 3.5% above the prime rate or (B) 6.75%. The interest rate as of September 30, 2020 was 6.75% per annum. In addition, a final payment of 7.0% of the amount of the loan drawn will be due on the earlier of the Maturity Date, acceleration of the loan, or prepayment of the loan. The final payment is being accrued through interest expense using the effective interest method. If the Company elects to prepay the loan, a prepayment fee equal to 1% or 2% of the then outstanding principal balance will also be due, depending upon when the prepayment occurs.

The Company is subject to customary affirmative and restrictive covenants under the SVB Loan Agreement. The Company’s obligations under the SVB Loan Agreement are secured by a first priority security interest in substantially all of our current and future assets, other than intellectual property. The Company has also agreed not to encumber our intellectual property assets, except as permitted by the SVB Loan Agreement.

The SVB Loan Agreement also contains customary indemnification obligations and customary events of default, including, among other things, the Company’s failures to fulfill certain obligations under the SVB Loan Agreement and the occurrence of a material adverse change in the Company’s business, operations, or condition (financial or otherwise), a material impairment of the prospect of repayment of any portion of the loan, or a material impairment in the perfection or priority of Lender’s lien in the collateral or in the value of such collateral. In the event of default by the Company under the SVB Loan Agreement, the Lender would be entitled to exercise their remedies thereunder, including the right to accelerate the debt, upon which the Company may be required to repay all amounts then outstanding under the SVB Loan Agreement. As of September 30, 2020, the

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Company was in compliance with all financial covenants under the SVB Loan Agreement and there had been no material adverse change.

The following table summarizes future minimum payments under the term loan facility as of September 30, 2020:

Year Ending December 31,
2020	$144,375
2021	1,165,958
2022	2,222,125
2023	2,089,031
2024	520,542

Total future minimum payments	6,142,031
Less: interest payments	(1,273,016)

Principal amount of long-term debt	4,869,015
Current portion of long-term debt	(333,333)

Long-term debt, net	$4,535,682

The debt issuance cost and warrant liability expense are being accounted for as a debt discount and clarified within notes payable on the Company’s balance sheet. The debt discount is being amortized as interest expense over the term of the loan using the effective interest method. The carrying value of the debt approximates the fair value (Level 2) as of September 30, 2020.

Paycheck Protection Program Loan

On April 24, 2020, the Company received loan proceeds of approximately $254,000 from First Republic Bank, as lender, pursuant to the PPP of the CARES Act. The PPP loan matures on April 23, 2022 and bears interest at a rate of 1.0% per annum. The PPP Loan is evidenced by a promissory note dated April 23, 2020, which contains customary events of default relating to, among other things, payment defaults and breaches of representations and warranties. The PPP Loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. The short term and long-term portions of the PPP loan are approximately $155,000 and $99,000, respectively, at September 30, 2020.

All or a portion of the PPP Loan may be forgiven by the SBA upon the Company’s application and upon documentation of expenditures in accordance with the SBA requirements. Under the CARES Act and PPP Flexibility Act, loan forgiveness is available for the sum of documented payroll costs, covered mortgage interest, covered rent payments and covered utilities during the 24 week period beginning on the date of loan disbursement. For purposes of the PPP, payroll costs exclude compensation of an individual employee in excess of $100,000, annualized, prorated for the covered period. Not more than 40% of the forgiven amount may be for non-payroll costs. Forgiveness is reduced if full-time headcount declines during the covered period as compared to specified reference periods, or if salaries and wages for employees with salaries of $100,000 or less annually are reduced by more than 25%, unless certain safe harbors are satisfied. In the event the PPP Loan, or any portion thereof, is forgiven pursuant to the PPP, the amount forgiven is applied to outstanding principal and includes accrued interest.

The Company has used all proceeds from the PPP Loan to retain employees, maintain payroll and make lease and utility payments, and is seeking forgiveness in accordance with the program.

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5.	Convertible Preferred Stock, Common Stock and Stockholders’ Deficit

Common Stock

The total number of shares of Viracta Common Stock outstanding as of September 30, 2020 and December 31, 2019 was 1,030,962 and 643,198, respectively.

Warrants to Purchase Common Stock

Concurrent with the issuance of the Convertible Promissory Notes (see Note 4), the Company issued to the Note investors warrants to purchase 2,237,164 shares of Viracta Common Stock (the Common Warrants). The Common Warrant exercise price is $0.01 per share. Unless previously exercised, the Common Warrants will expire on the seven-year anniversary of the date of issuance. As of September 30, 2020, 505,347 shares of Viracta Common Stock had been issued upon the exercise of Common Warrants (including net exercises) and Common Warrants to purchase 1,727,191 shares of Viracta Common Stock remain unexercised. These shares have been included in the weighted average shares outstanding for both basic and diluted earnings per share for the nine months ended September 30, 2020 and 2019 as their exercise price is $0.01 per share.

Warrants to Purchase Preferred Stock

Concurrent with the issuance of the SVB Loan Agreement (see Note 4), the Company issued warrants to purchase a number of shares of preferred stock (the Preferred Warrants). The Preferred Warrant issuance correlates to the amount of proceeds received at a rate of 2.5% of principal amounts as defined in the SVB Agreement. The Preferred Warrants would be priced at either the Series D Preferred price or the next preferred round if such round is closed on or before July 1, 2021. Unless previously exercised, the Preferred Warrants will expire on July 30, 2030. As of September 30, 2020, no Preferred Warrants had been exercised.

Convertible Preferred Stock

The following table represents the redeemable convertible preferred stock as of September 30, 2020.

	Shares Authorized	Original Issuance Price	Shares Issued and Outstanding	Liquidation Value
Series A-1	34,361,663	$0.3993	34,361,663	$13,720,612
Series B	23,549,212	$0.7139	23,549,212	16,811,782
Series C	12,766,166	$0.8378	12,766,166	10,695,494
Series D	25,641,479	$0.9788	17,138,320	16,774,988

Total	96,318,520		87,815,361	$58,002,876

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the then outstanding shares of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, and Series A-1 Preferred Stock are first entitled to receive the amount of $0.9778, $0.8378, $0.7139, or $0.3993 per share, respectively, plus all declared but unpaid dividends for such shares, prior and in preference to any distribution of any assets of the Company to the holders of the common stock. Series D Preferred Stock holds liquidation preference priority over Series C Preferred Stock, Series B Preferred Stock and Series A-1 Preferred Stock. Series C Preferred Stock holds liquidation preference priority over both Series B preferred stock and Series A-1 Preferred Stock. Series B Preferred Stock holds priority over Series A-1 Preferred Stock.

If, upon the occurrence of such event, the proceeds distributed among the holders of the Series D Preferred Stock, the Series C Preferred Stock, the Series B Preferred Stock, and the Series A-1 Preferred Stock are

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insufficient to permit the full payment of the aforementioned preferential amounts to each holder of convertible preferred stock, then the entire proceeds legally available for distribution to the convertible preferred stock shall be distributed ratably among the holders of the Series D Preferred Stock, Series C Preferred Stock, the Series B Preferred Stock, and the Series A-1 Preferred Stock in proportion to the full preferential amount that each such holder of convertible preferred stock is otherwise entitled to receive.

Upon completion of the distributions required by the above-mentioned liquidation preferences, any remaining proceeds shall be distributed among the holders of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, Series A-1 Preferred Stock and common stock pro rata based on the number of shares of common stock held by each, assuming full conversion of the Series D Preferred Stock, Series C Preferred Stock, the Series B Preferred Stock, and the Series A-1 Preferred Stock, to common stock at the then-effective conversion price for such shares.

Dividends

The holders of shares of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, and Series A-1 Preferred Stock are entitled to receive non-cumulative dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock, in an amount at least equal to 8% per annum of the Series D original issue price ($0.9778), Series C original issue price ($0.8378 per share), the Series B original issue price ($0.7139 per share) and the Series A-1 original issue price ($0.3993 per share), respectively, all subject to adjustment from time to time for recapitalizations, payable when and if declared by the Company’s board of directors. The Company has not declared any dividends on its convertible preferred stock.

Voting

The holder of each share of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series A-1 Preferred Stock are entitled to one vote for each share of common stock into which such preferred stock could then be converted and, with respect to such vote, such holder has full voting rights and powers equal to the voting rights and powers of the holders of common stock and is entitled to notice of any stockholders’ meeting in accordance with the Company’s bylaws.

The holders of shares of Series D, Series C and Series B Preferred Stock are each entitled to elect one of the Company’s directors. The holders of Series A-1 Preferred Stock are entitled to elect two directors. The Preferred Majority (defined as the holders of at least 66 2/3% of the outstanding shares of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, and Series A-1 Preferred Stock, voting together as a single class and on an as converted basis) shall be entitled to elect one director. The holders of common stock and of all series of convertible preferred stock, voting together as a single class, and on an as converted basis, are entitled to elect any remaining directors of the Company.

Automatic Conversion

Upon the closing of a sale of shares of common stock in a public offering, all outstanding shares of Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock shall be automatically converted into shares of common stock at the then effective conversion price, provided that (a) the offering results in gross proceeds to the Company of at least $40.0 million before underwriting discount and commissions, and (b) the shares of common stock have been listed for trading on the New York Stock Exchange, the NASDAQ Select Market or the NASDAQ Global Market. In connection with the closing of the merger and the concurrent private placement of common stock, the holders of the Company’s preferred stock will waive their right to exchange their shares into any class of stock other than common.

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Redemption

The Company’s convertible preferred stock is not explicitly redeemable currently or at a specified date in the future. The convertible preferred stock are presented outside of stockholders’ equity because in the event of certain deemed liquidation events considered not solely within the Company’s control, such as a merger, acquisition and sale of all or substantially all of the Company’s assets, the convertible preferred stock will become redeemable at the option of the holders. As these deemed liquidation events are not probable of occurring, the Company has not adjusted the carrying values of the convertible preferred stock.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance are as follows in common equivalent shares:

	September 30, 2020	December 31, 2019
Conversion of preferred stock	96,519,011	96,519,011
Common stock warrants	1,727,191	1,727,191
Preferred stock warrants	127,707	—
Stock options issued and outstanding	17,138,328	14,132,152
Authorized for future option grants	550,592	3,756,768

Total	116,062,829	116,135,122

6.	Equity Incentive Plan

In 2016, the Company adopted the Viracta Therapeutics, Inc. 2016 Equity Incentive Plan (“the Plan”), which permits stock option grants to employees, members of the board of directors, and outside consultants. The Plan allows for grants of incentive stock options with exercise prices of at least 100% of the fair market value of Viracta’s common stock, nonqualified options with exercise prices of at least 85% of the fair market value of the Company’s common stock, restricted stock, and restricted stock units. All stock options granted to date have a ten-year life and generally vest over zero to four years. As of September 30, 2020, the number of shares of common stock authorized for grant under the Plan was 17,688,920, of which 550,592 remained available for future grants.

The Company recorded stock-based compensation of $255,123 and $396,044 for the nine months ended September 30, 2020 and 2019, respectively. Fair value is determined at the date of grant for options. Compensation expense is recognized over the vesting period based on the fair value of the options. The fair value of stock options is estimated using the Black-Scholes model with the assumptions disclosed in the following table.

	For the nine months ended September 30,
	2020	2019
Assumptions
Risk-free interest rate	0.46% - 0.49%	1.89% - 2.61%
Expected dividend yield	0%	0%
Expected volatility	72%	72%
Expected term (in years)	5.8 - 6.3	5.5 - 6.3

The expected term of stock options is based on the simplified method, which is an average of the contractual term of the option and its vesting period. The expected volatility of stock options is based upon the historical volatility of a number of publicly traded companies in similar stages of clinical development. The risk-free interest rate is based on the average yield of U.S. Treasury Bills appropriate for the expected term of the stock

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option grants. The Company has not historically paid cash dividends and does not anticipate declaring dividends in the future. As of September 30, 2020, unrecognized compensation expense related to unvested options granted under the Plan totaled $1.3 million. That expense is expected to be recognized over a weighted-average period of 2.61 years.

A summary of the stock option activity under the plan during the nine months ended September 30, 2020 is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2019	14,132,152	$0.11	8.5
Granted	3,571,334	$0.14
Exercised	(200,000)	$0.10
Cancelled	(365,158)	$0.10

Outstanding at September 30, 2020	17,138,328	$0.12	8.2

Vested and exercisable at September 30, 2020	9,598,197	$0.11	7.4

The aggregate intrinsic value of options outstanding as of September 30, 2020 was $2,274,810. The aggregate intrinsic value is calculated as the difference between the estimated fair value of the Company’s common stock and the exercise price of stock options, multiplied by the number of shares subject to such stock options. The weighted average grant date fair value of stock options granted during the nine months ended September 30, 2020 was $0.18 per share.

Unvested shares from the early exercise of options are subject to repurchase by the Company. Options granted under the Plan will vest according to the applicable option agreement. There were 100,000 shares exercised during the year ended December 31, 2019 with 56,250 subject to repurchase at September 30, 2020. The Company’s corresponding liability was $5,625 at September 30, 2020 which is included in accounts payable and accrued expenses.

7.	Commitments and Contingencies

Leases

From September 2017 through August 2018, Viracta subleased space for its corporate office in Cardiff, California, from NantKwest, Inc. The 12-month sublease term was the last 12 months remaining on NantKwest’s lease on that office space. During the 12-month sublease, Viracta paid rent to NantKwest totaling $153,982.

In 2018, the Company negotiated a one-year lease directly with the property owner to retain the use of the space for Viracta’s office (Lease). The effective date of the Lease was September 1, 2018. Under the terms of the Lease the rental rate was $14,132 per month. In June 2019, the Company amended the term of the Lease to extend the termination date to August 31, 2020. Under the terms of the Lease amendment, the rental rate was $14,980 per month. Upon the Lease amendment, the Company no longer met the short-term lease exemption and recorded an operating lease right-of-use (ROU) asset and corresponding lease liability for $225,000.

In June 2020, the Company amended the Lease and another insignificant existing office lease to enter into a noncancelable operating lease to extend the lease term through August 2023 with a renewal option for an additional year (Amended Lease). The Amended Lease monthly base rent will increase approximately 4% annually from $20,019 to $21,444 over the life of the lease, including utilities and other operating costs. Future minimum payments under the Amended Lease amount to $726,000. Upon the execution of the Amended Lease, the Company recorded an operating lease ROU asset and corresponding lease liability for $667,000.

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In August 2020, the Company entered into an additional noncancelable operating lease agreement for certain office space with a lease term from August 2020 through August 2023 with a renewal option for an additional year (New Lease). The lease also includes a buyout option to terminate the lease prior to its expiration with at least one month’s prior written notice and a one-time payment equal to four months rent. The New Lease monthly base rent will increase approximately 4% to 9% from $12,462 to $14,033 over the life of the lease, including utilities and other operating costs. Future minimum payments under the New Lease amount to $468,000, including utilities and other operating costs. In connection with the execution of the New Lease, the Company recorded an operating lease ROU asset and corresponding lease liability for $439,000.

Total rent expense for the nine months ended September 30, 2020 and 2019 was $193,533 and $135,273 respectively. At September 30, 2020, the Company had remaining lease liabilities of approximately $1,070,351 of which $718,477 was recorded as noncurrent lease liability as of September 30, 2020, and operating lease ROU assets of $1,067,913. Total cash paid for amounts included in the measurement of lease liabilities was $243,783 for the nine months ended September 30, 2020. The weighted average discount rate for the operating leases recorded during the nine months ended September 30, 2020 was 8.0% and the weighted average remaining lease term was 2.9 years as of September 30, 2020.

8.	Subsequent Events

The Company has evaluated subsequent events for recognition and remeasurement purposes of the interim financial statements as of September 30, 2020, and for the nine months then ended, through December 22, 2020 and for disclosure purposes, through January 12, 2021. Except as described below, the Company has concluded that no events or transactions have occurred that require disclosure.

On November 25, 2020, the Company completed a Series E Preferred Stock equity financing, issuing 66,061,102 shares at a price per share of $0.6055, yielding gross proceeds of approximately $40.0 million. The Series E Preferred Stock is convertible into common stock at any time. The number of shares of common stock that will be issued upon such conversion is determined by dividing its original issuance price by the applicable conversion price.

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ANNEX A

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

SUNESIS PHARMACEUTICALS, INC.

a Delaware corporation;

SOL MERGER SUB, INC.,

a Delaware corporation; and

VIRACTA THERAPEUTICS, INC.,

a Delaware corporation

Dated as of November 29, 2020

i

(continued)

(continued)

Exhibits:

Exhibit A	Definitions
Exhibit B-1	Form of Company Stockholder Support Agreement
Exhibit B-2	Form of Parent Stockholder Support Agreement
Exhibit C-1	Form of Company Lock-Up Agreement
Exhibit C-2	Form of Parent Lock-Up Agreement
Exhibit D	Form of Company Stockholder Written Consent
Exhibit E	Release Agreement

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of November 29, 2020, by and among Sunesis Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Sol Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Viracta Therapeutics, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B. The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and by executing this Agreement, the Parties intend this Agreement to be a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

C. The Parent Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders and Merger Sub, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the authorization and issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the change of control of Parent, and other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters.

D. The Merger Sub Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, (a) the officers, directors and stockholders of the Company listed on Section A-1 of the Company Disclosure Schedule (the “Company Signatories”) (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit B-1 (the “Company Stockholder Support Agreement”) and (b) the officers, directors and stockholders of the Company listed on Section A-2 of the Company Disclosure Schedule (the “Company Lock-Up Signatories”) (solely in their capacity as stockholders of the Company) are executing lock-up agreements in substantially the form attached hereto as Exhibit C-1 (the “Company Lock-Up Agreement”).

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, (a) the officers and directors of Parent listed on Section A-1 of the Parent Disclosure Schedule (the “Parent Signatories”) (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B-2 (the “Parent Stockholder Support Agreement”) and (b) the director listed on Section B-2 of the Parent Disclosure Schedule (the “Parent Lock-Up Signatories”) (solely in his or her capacity as a stockholder of

Parent) will be requested to execute a lock-up agreement in substantially the form attached hereto as Exhibit C-2 (the “Parent Lock-Up Agreement”).

H. It is expected that within five Business Days after the Registration Statement is declared effective, the Company Signatories which will consist of holders representing at least 75% of the Company Capital Stock will execute and deliver an action by written consent in substantially the form attached hereto as Exhibit D (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be the certificate of incorporation of the Company as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that immediately prior to the Effective Time, the Surviving Corporation shall file an amendment to its certificate of incorporation to change the name of the Surviving Corporation to “Viracta Subsidiary, Inc.” or such other name as the Company may reasonably determine prior to filing such amendment;

(b) the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation, provided, however, that at or prior to the Effective Time, Parent shall file an amendment to its certificate of incorporation to (i) change the name of Parent to “Viracta Therapeutics, Inc.” and (ii) as contemplated by Section 5.3(a)(i), effect the Nasdaq Reverse Split and (iii) make such other changes as are mutually agreeable to Parent and the Company;

(c) the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation in such bylaws shall reflect the name identified Section 1.4(a)), until thereafter amended as provided by the DGCL and such bylaws;

(d) the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.14 after giving effect to the provisions of Section 5.14; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Merger Sub.

1.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:

(i) any shares of Company Capital Stock held as treasury stock by the Company or held or owned by Parent, Merger Sub or any Subsidiary of Parent or the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 1.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) but including any shares of Company Capital Stock issued pursuant to the Pre-Closing Financing) shall be canceled and retired and the holder thereof shall cease to have any rights with respect thereto, except (excluding with respect to Dissenting Shares) the right to receive a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock at the Effective Time will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and certificates representing such shares of Parent Common Stock shall accordingly be marked with appropriate legends, and by virtue of this Agreement, all such outstanding repurchase options or other rights with respect to unvested shares of Company Capital Stock that the Company may hold immediately prior to the Effective Time shall be assumed or substituted by Parent in the Merger and shall thereafter be exercisable by Parent upon the same terms and subject to the same conditions that were in effect immediately prior to the Effective Time in respect of the shares of Parent Common Stock exchanged therefor. The Company shall use its commercially reasonable efforts to take all actions that may be reasonably necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms.

(c) For clarity, for purposes of calculating the aggregate amount of shares of Parent Common Stock issuable to each holder of shares of Company Capital Stock pursuant to the terms of Section 1.5(a)(ii), all shares of Company Capital Stock held by such holder shall be aggregated, and the Exchange Ratio shall be applied to that aggregate number of shares held by such holder, and not on a share-by-share basis. In addition, no fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent Closing Price.

(d) All Company Options outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 5.5(a).

(e) All Company Warrants outstanding immediately prior to the Effective Time shall be treated in accordance with the terms thereof.

(f) Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(g) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, split (including the Nasdaq Reverse Split to the extent such split has not been previously taken into account in calculating the Exchange Ratio), or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Parent Common Stock, Company Options and Company Warrants with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, split (including the Nasdaq Reverse Split), or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement. For the avoidance of doubt, no such adjustment shall be made in respect of any Pre-Closing Financing (it being understood that any Pre-Closing Financing shall be taken into account in the definitions of “Company Valuation” and “Company Outstanding Shares” as specified in such defined terms).

1.6 Calculation of Parent Net Cash.

(a) For the purposes of this Agreement, the “Anticipated Closing Date” shall be the date, as agreed upon by Parent and the Company at least ten (10) calendar days prior to the Parent Stockholders’ Meeting, to be the anticipated date for Closing. At least five calendar days prior to the Anticipated Closing Date, Parent shall deliver to the Company a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of the Parent Net Cash (the “Net Cash Calculation”) as of the Anticipated Closing Date, prepared and certified by an executive officer of Parent. Parent shall make available to the Company, its accountants and/or counsel, the work papers and back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested by the Company.

(b) Within three (3) calendar days after delivery of the Net Cash Schedule (the “Response Date”), the Company will have the right to dispute any part of the Net Cash Schedule by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.

(c) If on or prior to the Response Date, the Company (i) notifies Parent in writing that it has no objections to the Net Cash Calculation or (ii) fails to deliver a Dispute Notice as provided in Section 1.6(b) then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of both Parties shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash, at the Anticipated Closing Date for purposes of this Agreement.

(e) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash, at the Anticipated Closing Date pursuant to Section 1.6(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then Parent and the Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash, made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash, at the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and Company in the same proportion that the disputed amount of Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of Parent Net Cash, (and for the avoidance of doubt the fees and expenses to be paid by a Party shall reduce Parent Net Cash). If this Section 1.6(e) applies as to the determination of Parent Net Cash, at the Anticipated Closing Date described in Section 1.6(a) upon resolution of the matter in accordance with this Section 1.6(e), the Parties shall not be required to determine Parent Net Cash, again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a re-determination of Parent Net Cash if the Closing Date is more than five (5) Business Days after the Anticipated Closing Date.

1.7 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent, Parent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.

1.8 Surrender of Certificates.

(a) On or prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent: (i) certificates or evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon proper delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for book-entry shares of Parent Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive a certificate or certificates or book-entry shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its reasonable discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate that includes an obligation of such owner to indemnify Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate as Parent may reasonably request. In the event of a transfer of ownership of a Company Stock Certificate that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name such Company Stock Certificate so surrendered is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. The Merger Consideration and any dividends or other distributions as are payable pursuant to Section 1.8(c) shall be deemed to have been in full satisfaction of all rights pertaining to Company Capital Stock formerly represented by such Company Stock Certificates.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date that is one hundred and eighty (180) days after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their

Company Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Company Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No party to this Agreement shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

1.9 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL, as applicable, (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, as applicable, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.8.

(b) The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and the Company shall have the right to direct all negotiations and proceedings with respect to such demands; provided that Parent shall have the right to participate in such negotiations and proceedings. The Company shall not, except with Parent’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any voluntary payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

1.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights, powers, privileges and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

1.11 Withholding. The Parties and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock or any other Person such amounts as such Party or the Exchange Agent reasonably determines it is required to deduct and withhold under the Code or any other Law with respect to the making of such payment. To the extent that amounts are so withheld and paid to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.14(i), except as set forth in the disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

2.1 Due Organization; No Subsidiaries.

(a) The Company is a corporation or other legal entity duly incorporated, validly existing and in good standing under the Laws of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.

(b) The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries and the Company does not own any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity.

(d) The Company is not, or has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed, or is not obligated to make, or is not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.2 Organizational Documents. The Company has made available to Parent accurate and complete copies of the Organizational Documents of the Company in effect as of the date of this Agreement. The Company is not in material breach or violation of its respective Organizational Documents.

2.3 Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Company Stockholder Vote, to perform its obligations hereunder and consummate the Contemplated Transactions. The Company Board (at meetings duly called and held or by a written consent in lieu of a meeting) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve this Agreement and the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.

2.4 Vote Required. The affirmative vote (or written consent) of a majority of the outstanding shares of the Company Capital Stock, voting as a single class on an as-converted to Company Common Stock basis (collectively, the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

2.5 Non-Contravention; Consents. Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject, except as would not reasonably be expected to be material to the Company or its business;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, except as would not reasonably be expected to be material to the Company or its business;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company (except for Permitted Encumbrances).

(f) Except for (i) any Consent set forth on Section 2.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, the Company is not or will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Company Stockholder Support Agreements, the Company Lock-Up Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements, the Company Lock-Up Agreements or any of the Contemplated Transactions.

2.6 Capitalization.

(a) The authorized Company Capital Stock as of the date of this Agreement consists of (i) 413,844,303 shares of Company Common Stock, par value $0.0001 per share, of which 1,087,212 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 154,723,497 shares of preferred stock, par value $0.0001 per share, of which 153,876,463 have been issued and are outstanding as of the date of this Agreement, consisting of (A) 34,361,663 shares of Series A-1 Preferred Stock, all of which are outstanding, (B) 23,549,212 shares of Series B Preferred Stock, all of which are outstanding, (C) 12,766,166 shares of Series C Preferred Stock, all of which are outstanding, (D), 17,266,027 shares of Series D Preferred Stock, 17,138,320 of which are outstanding, and (E) 66,780,429 shares of Series E Preferred Stock 66,061,102 of which are outstanding, (together, the “Company Preferred Stock”). The Company does not hold any shares of its capital stock in its treasury. Section 2.6(a) of the Company Disclosure Schedule lists, as of the date of this Agreement each record holder of issued and outstanding Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder. Section 2.6(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, (A) each holder of issued and outstanding Company Warrants, (B) the number and type of shares subject to each Company Warrant, (C) the exercise price of each Company Warrant and (D) the termination date of each Company Warrant.

(b) All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the Investor Agreements, none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein and in the Investor Agreements, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase or forfeiture rights held by the Company with respect to shares of Company Capital Stock (including shares issued pursuant to the exercise of stock options), if any, and specifies which of those repurchase rights are currently exercisable and, to the Knowledge of the Company, whether the holder of such shares of Company Capital Stock timely filed an election with the relevant Governmental Bodies under Section 83(b) of the Code with respect to such shares. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

(c) Except for the 2016 Equity Incentive Plan, as described in Section 2.6(c) of the Company Disclosure Schedule, (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 27,347,261 shares of Company Common Stock for issuance under the Company Plan, of which 300,000 shares have been issued and are currently outstanding, 17,138,328 shares have been reserved for issuance upon exercise of Company Options granted under the Company Plan, and 9,908,933 shares of Company Common Stock remain available for future issuance pursuant to the Company Plan. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Parent an accurate and complete copy of the Company Plan and the form of the option agreements evidencing outstanding options granted thereunder. No vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions.

(d) Except for (A) Company Warrants or the Company Options set forth on Section 2.6(a) or Section 2.6(c) of the Company Disclosure Schedule and (B) in connection with the Pre-Closing Financing, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; or (iii) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e) All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options, Company Warrants and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

2.7 Financial Statements.

(a) Concurrently with the execution hereof, the Company has provided to Parent true and complete copies of (i) the Company’s audited consolidated balance sheets at December 31, 2019 and 2018, together with related audited consolidated statements of income, stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal years then ended (the “Company Audited Financial Statements”), and (ii) the Company Unaudited Interim Balance Sheet, together with the unaudited consolidated statements of income, stockholders’ equity and cash flows of the Company for the period reflected in the Company Unaudited Interim Balance Sheet (collectively, the “Company Financials”). The Company Financials were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which are material) and fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.

(b) The Company maintains accurate books and records reflecting its assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company to maintain accountability of the Company’s assets; (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c) Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company since January 1, 2018, if any.

(d) Since January 1, 2018, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the Chief Executive Officer, Chief Financial Officer or General Counsel of the Company, the Company Board or any committee thereof. Since January 1, 2018, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the

Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

2.8 Absence of Changes. Except as set forth on Section 2.8 of the Company Disclosure Schedule, between the date of the Company Audited Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.9 Absence of Undisclosed Liabilities.

(a) As of the date hereof, the Company has no liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet; (b) Liabilities that have been incurred by the Company since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) executory Liabilities for performance of obligations of the Company under Company Material Contracts, excluding any Liability arising out of or in connection with the breach of such Company Material Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company; and (f) Liabilities described in Section 2.9(a) of the Company Disclosure Schedule.

(b) Section 2.9(b) of the Company Disclosure Schedule sets forth the following information with respect to each and every loan (each a “PPP Loan”) obtained by the Company under the Paycheck Protection Program (the “PPP”), established by the CARES Act: (i) the name of the entity applying for the loan; (ii) the date of the loan application; (iii) the name of the lender; (iv) the date of the loan; (v) the principal amount of the loan; (vi) the expected forgiveness amount of the loan (as determined in accordance with the CARES Act); and (vii) the amount, if any, for which forgiveness has been sought and the date of any related application for forgiveness. Each application for a PPP Loan (including any related certifications) and any related application for, or statement related to, forgiveness was true, accurate and complete when made in accordance with the PPP and the CARES Act. In obtaining any PPP Loan, the Company acted in good faith and in compliance with all Laws (including guidance from the U.S. Small Business Association (the “SBA”) and the U.S. Department of the Treasury) applicable to the PPP and the CARES Act. The Company have complied with the terms of each PPP Loan and have used the proceeds therefrom in accordance with the terms of the PPP Loan and otherwise in compliance with all Laws (including guidance from the SBA and the U.S. Department of the Treasury) applicable to the PPP and the CARES Act. As to each PPP Loan, as of the date hereof, the specific amount (and related detail) of any proceeds used for items that are not eligible for forgiveness under the CARES Act is set forth on Section 2.9(b) of the Company Disclosure Schedule; and except as so disclosed, all the proceeds of the PPP Loans have been used for expenses that are forgivable under the CARES Act.

(c) Other than with respect to the PPP Loans, no member of the Company has, directly or indirectly, sought, pursued, applied for, obtained, received, accepted or otherwise availed itself of any loan, grant, funding, tax benefit or other benefit, relief or assistance under (i) the CARES Act, (ii) any government program established or expanded thereunder, related thereto or funded thereby or (iii) any other legislation enacted, any rule or regulation promulgated, or any other program established or expanded, by any Governmental Body in connection with, or in response to, COVID-19 or designed to provide economic or other benefit, relief or assistance to Persons in connection therewith or in relation thereto (including (A) the SBA’s Economic Injury Disaster Loan program, (B) the PPP and (C) any program or facility established or expanded by the Federal

Reserve in response to COVID-19, including the Main Street Lending Program, the Main Street New Loan Facility, the Main Street Priority Loan Facility, the Main Street Expanded Loan Facility, the Primary Market Corporate Credit Facility and the Secondary Market Corporate Credit Facility).

2.10 Title to Assets. The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11 Real Property; Leasehold. The Company does not own and has never owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.

2.12 Intellectual Property.

(a) Section 2.12(a) of the Company Disclosure Schedule identifies (i) the name of the applicant/registration, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of material Registered IP owned or exclusively licensed in whole or in part by the Company or exclusively licensed to the Company (the “Company Material Registered IP”). To the Knowledge of the Company, each of the patents and patent applications included in the Material Registered IP properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. As of the date of this Agreement, to the Knowledge of the Company, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or threatened in writing, in which the scope, validity, enforceability or ownership of any Company Material Registered IP is being or has been contested or challenged.

(b) The Company owns or exclusively licenses all right, title and interest in and to all material Company IP (other than as disclosed on Section 2.12(a) of the Company Disclosure Schedule), free and clear of all Encumbrances other than Permitted Encumbrances. To the Knowledge of the Company, each Company Associate involved in the creation or development of any material Company IP, pursuant to such Company Associate’s activities on behalf of the Company, has signed a written agreement containing an assignment of such Company Associate’s rights in such material Company IP to the Company and confidentiality provisions protecting the material Company IP.

(c) To the Knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational or academic institution has been used, in whole or in part, to create any technical data, computer software, or Company IP, except any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Company IP or the right to receive royalties for the practice of such material Company IP, except for such ownership rights or rights to receive royalties for the practice of such material Company IP as disclosed on Section 2.12(c) of the Company Disclosure Schedule.

(d) Section 2.12(d) of the Company Disclosure Schedule sets forth each license agreement pursuant to which the Company (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by the Company in its business as currently conducted (each a “Company In-bound License”) or (ii) grants to any third party a license under any Company Material Registered IP (each a “Company Out-bound License”) (provided, that, Company In-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements entered into in the Ordinary Course of Business; and Company Out-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, or non-exclusive outbound licenses entered into in the Ordinary Course of Business).

(e) To the Knowledge of the Company: (i) the operation of the businesses of the Company as currently conducted does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any other Intellectual Property Right owned by any other Person; and (ii) no other Person is infringing, misappropriating or otherwise violating Company Material Registered IP. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of the Company, is threatened in writing) (A) against the Company alleging that the operation of the businesses of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by the Company alleging that another Person has infringed, misappropriated or otherwise violated any Company Material Registered IP. Since January 1, 2018, the Company has not received any written notice or other written communication alleging that the operation of the business of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(f) To the Knowledge of the Company, none of the Company Material Registered IP is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by the Company of any such Company Material Registered IP.

(g) To the Knowledge of the Company, the Company, and the operation of the Company’s business are in substantial compliance with all Laws pertaining to data privacy and data security of any personally identifiable information and sensitive business information (collectively, “Sensitive Data”), except to the extent that such noncompliance has not and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, since January 1, 2018, there have been (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Company, (ii) no violations of any security policy of the Company regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of the Company and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of the Company, or a contractor or agent acting on behalf of the Company, in each case of (i) through (iv), except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

2.13 Agreements, Contracts and Commitments.

(a) Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement other than any Company Benefit Plans (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company, or the Surviving Corporation to engage in any line of business or compete with any Person, or (B) any most-favored pricing arrangement;

(iii) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(iv) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(v) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $150,000 or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(vi) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(vii) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(viii) each Company Real Estate Lease;

(ix) each Company Contract with any Governmental Body;

(x) each Company Out-bound License and Company In-bound License;

(xi) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company; or

(xii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, as applicable, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (B) that is material to the business or operations of the Company, taken as a whole.

(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of or Laws applicable to any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages or pursue other legal remedies which would reasonably be expected to be material to the Company or its business. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the

Enforceability Exceptions. As of the date of this Agreement, no Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.14 Compliance; Permits; Restrictions.

(a) The Company, since January 1, 2018 has been, in compliance in all material respects with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Food and Drug Administration (“FDA”) regulations adopted thereunder, the Public Health Service Act and any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug and biopharmaceutical products (each, a “Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company or any of the Company’s officers, directors, managing employees, agents, or representatives, in their capacity as such, threatened against the Company or any the Company’s officers, directors, managing employees, agents, or representatives, in their capacity as such. There is no agreement, judgment, injunction, order or decree binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) The Company holds all required Governmental Authorizations which are material to the operation of the business of the Company as currently conducted (the “Company Permits”). The Company holds all rights, title, and interest in and to all Company Permits free and clear of any encumbrance. Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit, if any. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each material Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Effective Time.

(c) Neither the Company nor any of its owners, officers, directors, or employees, nor to the Company’s Knowledge any of its consultants, agents, or representatives acting on behalf of the Company is currently debarred or suspended from doing business with any Governmental Body, or received any written notice of debarment or suspension, or otherwise ineligible to do business with any Governmental Body. To the Company’s Knowledge, there are no circumstances that would be reasonably expected to warrant the institution of debarment or suspension proceedings against the Company or any of its owners, officers, directors, employees, consultants, agents, or representatives.

(d) There are no proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company of the FDCA, FDA regulations adopted thereunder, the Public Health Service Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.

(e) The Company holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of the Company as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product

Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. The Company is in compliance in all material respects with the Company Regulatory Permits and the Company has not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. Except for the information and files identified in Section 2.13(e) of the Company Disclosure Schedule, Parent has made available to the Company all information requested by Parent in the Company’s possession or control relating to the Company Product Candidates and, as applicable, the development, clinical testing, manufacturing, importation and exportation of the Company Product Candidates, including complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar material reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Body.

(f) To the Knowledge of the Company, all clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company, or in which the Company or its current products or product candidates have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of the Company has been terminated or suspended, or been subject to any stock recovery, prior to completion for safety or non-compliance reasons. Since January 1, 2018, the Company has not received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company in which the Company or its current products or product candidates have participated. To the Company’s Knowledge, any third party that is a contractor for the Company is in material compliance with all Governmental Authorizations from the FDA or comparable Governmental Body insofar as they pertain to the manufacture, development, testing, and/or distribution of the products or product candidates of the Company.

(g) The Company has not received any Form FDA-483, notice of adverse finding, FDA warning letters, notice of violation or “untitled letters,” or notice of FDA action for import detentions or refusals to allow entry into the United States from the FDA or other Governmental Body alleging or asserting noncompliance with any applicable Law or Governmental Authorization. The Company is not subject to any obligation arising under an FDA inspection, FDA warning letter, FDA notice of violation letter or other enforcement notice, response or commitment made to or with the FDA or any comparable Governmental Body.

(h) The Company is not the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, the Company has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. The Company or any of its officers, employees or agents have not been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, or any of its officers, employees or agents.

(i) The Company is not a “covered entity” or “business associate” for purposes of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”).

2.15 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used by the Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since January 1, 2018, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.

(c) There is no order, writ, injunction, judgment or decree to which the Company, or any of the material assets owned or used by the Company, is subject. To the Knowledge of the Company, no officer of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer from engaging in or continuing any conduct, activity or practice relating to the business of the Company to any material assets owned or used by the Company.

2.16 Tax Matters.

(a) The Company has timely filed all income Tax Returns and other material Tax Returns that it was required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where the Company does not file a particular Tax Return or pay a particular Tax that the Company is required to file such Tax Return or pay such Tax in that jurisdiction.

(b) All income and other material Taxes due and owing by the Company on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of the Company did not, as of the date of the Company Unaudited Interim Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Company Unaudited Interim Balance Sheet. Since the date of the Company Unaudited Interim Balance Sheet, the Company has not incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that the Company is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.

(e) No deficiencies for income or other material Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company. Neither the Company nor any of its predecessors has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) The Company is not a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(h) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes made on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) entered into on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date; (viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued on or prior to the Closing Date; or (ix) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date. The Company has not made any election under Section 965(h) of the Code.

(i) The Company has not been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. The Company does not have any Liability for any material Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(j) The Company (i) is not a “controlled foreign corporation” as defined in Section 957 of the Code; (ii) is not a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (iii) has never had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized.

(k) The Company has never participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(l) The Company has not taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(m) For purposes of this Section 2.16, each reference to the Company shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company.

2.17 Employee and Labor Matters; Benefit Plans.

(a) Section 2.17(a) of the Company Disclosure Schedule is a list of all material Company Benefit Plans, including each Company Benefit Plan that provides for retirement, change in control, stay or retention, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Company Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than at-will employment offer letters on the Company’s standard form and other than individual Company Options or other compensatory equity award agreements made pursuant to the Company’s standard forms, in which case only representative standard forms of such agreements shall be scheduled), severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by the Company or Company ERISA Affiliates for the benefit of any current or former employee, director or officer of the Company or under which the Company has any actual or contingent liability (including as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b) As applicable with respect to each material Company Benefit Plan, the Company has made available to Parent, true and complete copies of (i) each material Company Benefit Plan, including all amendments thereto, and in the case of an unwritten material Company Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations, “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, (viii) all policies and procedures established to comply with the privacy and security rules of HIPAA and (ix) any written reports constituting a valuation of the Company’s capital stock for purposes of Sections 409A or 422 of the Code, whether prepared internally by the Company or by an outside, third-party valuation firm.

(c) Each material Company Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

(d) The Company Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of the Company, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Company Benefit Plan or the tax exempt status of the related trust.

(e) Neither the Company, nor any Company ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) There are no pending audits or investigations by any Governmental Body involving any Company Benefit Plan, and no pending or, to the Knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings involving any Company Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to the Company. All contributions and premium payments required to have been made under any of the Company Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made and neither the Company nor any Company ERISA Affiliate has any liability for any unpaid contributions with respect to any Company Benefit Plan.

(g) Neither the Company, or Company ERISA Affiliates, nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Company Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Company Benefit Plan which would subject any such Company Benefit Plan, the Company, or Company ERISA Affiliates or Parent to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) No Company Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither the Company nor Company ERISA Affiliates has made a written or oral representation promising the same.

(i) Other than as set forth in Section 2.17(i) of the Company Disclosure Schedule, neither the execution of, nor the performance of the Contemplated Transactions will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of the Company, (ii) increase any amount of compensation or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Company Benefit Plan or (v) limit the right to merge, amend or terminate any Company Benefit Plan.

(j) Neither the execution of, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to the Company of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k) The exercise price of each Company Option is not, never has been and can never be less than the fair market value of one share of Company Common Stock as of the grant date of such Company Option, except in accordance with Section 409A and/or Section 424(a) of the Code.

(l) Each Company Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.

(m) No current or former employee, officer, director or independent contractor of the Company has any “gross up” agreements with the Company or other assurance of reimbursement by the Company for any Taxes imposed under Code Section 409A or Code Section 4999.

(n) The Company does not have any Company Benefit Plan that is maintained outside of the United States.

(o) The Company is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company, including through the filing of a petition for representation election.

(p) The Company is, and since January 1, 2018 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company, with respect to employees of the Company, the Company, since January 1, 2018: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company relating to any employee, applicant for employment, consultant, employment agreement or Company Benefit Plan (other than routine claims for benefits).

(q) Except as would not be reasonably likely to result in a material liability to the Company, with respect to each individual who currently renders services to the Company, the Company has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. The Company does not have any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(r) There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity.

(s) There is no contract, agreement, plan or arrangement to which the Company or any Company Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.

2.18 Environmental Matters. The Company is and since January 1, 2018 has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or its business. The Company has not received since January 1, 2018 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Company or its business. To the Knowledge of the Company, no current or (during the time a prior property was leased or controlled by the Company or any of its Subsidiaries) prior property leased or controlled by the Company has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of the Company pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions. Prior to the date hereof, the Company has provided or otherwise made available to Parent true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Company with respect to any property leased or controlled by the Company or any business operated by it.

2.19 Insurance. The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2018, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

2.20 No Financial Advisors. Except as set forth on Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

2.21 Disclosure. The information supplied by the Company for inclusion in the Registration Statement and Proxy Statement (including any of the Company Financials) will not, as of the effective date of the Registration Statement and the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.

2.22 Transactions with Affiliates.

(a) Section 2.22(a) of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2018, between, on one hand, the Company and, on the other hand, any (i) executive officer or director of the Company or, to the Knowledge of the Company, or any of such executive officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (iii) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b) Section 2.22(b) of the Company Disclosure Schedule lists each stockholders agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).

2.23 Anti-Bribery. The Company or any of their respective directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on their behalf has not, directly or indirectly, made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). The Company has not been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.24 Disclaimer of Other Representations or Warranties. Except as previously set forth in this Section 2 or in any certificate delivered by the Company to Parent and/or Merger Sub pursuant to this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

Section 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.14(i), except (a) as set forth in the disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (b) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Parent SEC Documents (x) shall not be deemed disclosed for the purposes of Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5 or Section 3.6 and (y) shall be deemed to be disclosed in the other sections of the Parent Disclosure Schedule only to the extent that it is reasonably apparent form a reading of such Parent SEC Documents that it is applicable to such section of the Parent Disclosure Schedule, Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Due Organization; Subsidiaries.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.

(b) Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c) Other than (i) Merger Sub, and (ii) as disclosed in the Parent SEC Documents, Parent has no “significant subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X under the Securities Act). Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Parent Material Adverse Effect.

(d) Parent is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Parent has not agreed and is not obligated to make, and is not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Parent has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. Parent has made available to the Company accurate and complete copies of Parent’s and Merger Sub’s Organizational Documents in effect as of the date of this Agreement. Neither Parent nor Merger Sub is in material breach or violation of its respective Organizational Documents.

3.3 Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject, with respect to Parent, to receipt of the Required Parent Stockholder Vote and, with respect to Merger Sub, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, to perform its obligations hereunder and to consummate the Contemplated Transactions. The Parent Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (b) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the treatment of the Company Options pursuant to this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Parent Stockholder Support Agreements, the Parent Board approved the Parent Stockholder Support Agreements and the transactions contemplated thereby.

3.4 Vote Required. The affirmative vote (a) of the holders of a majority of the outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the proposal in Section 5.3(a)(i) and (b) of a majority of the votes cast is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the proposals in Section 5.3(a)(ii) and Section 5.3(a)(iii) (the “Required Parent Stockholder Vote”), and no other vote of the holders of any class or series of Parent’s capital stock is necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

3.5 Non-Contravention; Consents. Subject to obtaining the Required Parent Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject, except as would not reasonably be expected to be material to Parent or its business;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent, except as would not reasonably be expected to be material to Parent or its business;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 3.5 of the Parent Disclosure Schedule under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Parent Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Parent Stockholder Support Agreements or any of the Contemplated Transactions.

3.6 Capitalization.

(a) The authorized capital stock of Parent as of the date of this Agreement consists of (i) 400,000,000 shares of Parent Common Stock, par value $0.0001 per share, of which 18,093,056 shares have been issued and are outstanding as of the close of business on the Reference Date and (ii) 10,000,000 shares of preferred stock of Parent, par value $0.0001 per share, of which 1,915 shares of non-voting Series E Convertible Preferred Stock have been issued and are outstanding and 8,333 shares of non-voting Series F Convertible Preferred Stock have been issued and are outstanding as of the date of this Agreement. Parent does not hold any shares of its capital stock in its treasury. Section 3.6(a) the Parent Disclosure Schedule lists, as of the Reference Date, (A) each holder of issued and outstanding Parent Warrants, (B) the number and type of shares subject to each Parent Warrant, (C) the exercise price of each Parent Warrant, (D) the termination date of each Parent Warrant and (E) whether and to what extent any holders of Parent Warrants shall be required to exercise such Parent Warrants prior to the Effective Time.

(b) The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, of which 1,000 shares have been issued and are outstanding as of the date of this Agreement. Merger Sub does not hold any shares of its capital stock in its treasury. Merger Sub has not issued any options, warrants or other rights to acquire any shares of its capital stock.

(c) All of the outstanding shares of Parent Common Stock and Merger Sub Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock or Merger Sub Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock or Merger Sub Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock or Merger Sub Common Stock. Neither Parent nor Merger Sub is under any obligation, nor is either bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock, Merger Sub Common Stock or other securities of Parent or any of its Subsidiaries.

(d) Except for the Parent Stock Plans, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, Parent has reserved 1,076,639 shares of Parent Common Stock for issuance under the Parent Stock Plans, 739,489 shares have been reserved for issuance upon exercise of Parent Options previously granted and currently outstanding under the Parent Stock Plans, 53,359 shares have been granted under the ESPP and 47,485 shares remain available for future issuance pursuant to the Parent Stock Plans.

(e) Except for the Parent Warrants, Parent Stock Plans, including the Parent Options, and as otherwise set forth on Section 3.6(e) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries.

(f) All outstanding shares of Parent Common Stock, Parent Options, Parent Warrants and other securities of Parent and all outstanding shares of Merger Sub Common Stock have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

3.7 SEC Filings; Financial Statements.

(a) Parent has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2018 (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. All material statements, reports, schedules, forms, exhibits and other documents required to have been filed by Parent or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Aside from the eligibility requirement pertaining to the aggregate market value of the voting and non-voting common equity held by non-Affiliates of Parent, as of the date of this Agreement, Parent is eligible to use a Form S-3 for primary offerings of its securities for cash. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Parent has not effected any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of the SEC Regulation S-K under the Exchange Act). Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP.

(c) Parent’s independent registered accounting firm has at all times since the date Parent become subject to the applicable provisions of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Parent, “independent” with respect to Parent (within the meaning of Regulation S-X under the Exchange Act); and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as disclosed in the Parent SEC Documents or as otherwise available on SEC’s website at www.sec.gov, since January 1, 2018 through the date of this Agreement, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from officials of Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq. Parent has delivered all of such comment letters and correspondence to the Company.

(e) Since January 1, 2018 through the date of this Agreement, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the Chief Executive Officer, Chief Financial Officer or general counsel of Parent, the Parent Board or any committee thereof. Since January 1, 2018, neither Parent nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by Parent, (ii) any fraud, whether or not material, that involves Parent, Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (iii) any claim or allegation regarding any of the foregoing.

(f) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable current listing and governance rules and regulations of Nasdaq.

(g) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that transactions are recorded as necessary to (A) permit preparation of financial statements in accordance with GAAP or any other criteria applicable to such statements and (B) to maintain accountability of assets, (ii) that transactions are executed only in accordance with authorizations of management and the Parent Board, (iii) access to assets is permitted only in accordance with authorizations of management and the Parent Board, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and

(v) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s consolidated financial statements. Parent has evaluated the effectiveness of Parent’s internal controls over financial reporting as of September 30, 2020, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of Parent’s internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting or in managing clinical trials. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(h) Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

(i) As of the date hereof and as of the date of the effectiveness of the Registration Statement, Parent qualifies as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K as promulgated under the Securities Act.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Parent Disclosure Schedule, between the date of the Parent Audited Balance Sheet and the date of this Agreement, Parent and the Merger Sub have conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. As of the date hereof, Parent does not have any Liability, individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected on the Parent Unaudited Balance Sheet; (b) Liabilities that have been incurred by Parent since the date of the Parent Unaudited Balance Sheet in the Ordinary Course of Business and are not in excess of $75,000 in the aggregate; (c) Liabilities for performance of obligations of Parent under Parent Contracts, excluding any Liability arising out of or in connection with the breach of such Parent Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Parent; and (f) Liabilities described in Section 3.9 of the Parent Disclosure Schedule.

3.10 Title to Assets. Parent owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Parent Unaudited Balance Sheet; and (b) all other tangible assets reflected in the books and records of Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Parent does not own any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent, and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. Parent’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and Parent has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Parent Disclosure Schedule identifies (i) the name of the applicant/registration, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of material Registered IP owned or exclusively licensed in whole or in part by Parent or exclusively licensed to Parent (the “Parent Material Registered IP”). To the Knowledge of Parent, each of the patents and patent applications included in the Material Registered IP properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. As of the date of this Agreement, to the Knowledge of Parent, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or threatened in writing, in which the scope, validity, enforceability or ownership of any Parent Material Registered IP is being or has been contested or challenged.

(b) Parent owns or exclusively licenses all right, title and interest in and to all material Parent IP (other than as disclosed on Section 3.12(a) of the Parent Disclosure Schedule), free and clear of all Encumbrances other than Permitted Encumbrances. To the Knowledge of Parent, each Parent Associate involved in the creation or development of any material Parent IP, pursuant to such Parent Associate’s activities on behalf of Parent, has signed a written agreement containing an assignment of such Parent Associate’s rights in such material Parent IP to Parent and confidentiality provisions protecting the material Parent IP.

(c) To the Knowledge of Parent, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational or academic institution has been used, in whole or in part, to create any technical data, computer software, or Parent IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Parent IP or the right to receive royalties for the practice of such material Parent IP other than such ownership rights or rights to receive royalties for the practice of such material Parent IP as disclosed on Section 3.12(c) of Parent Disclosure Schedule.

(d) Section 3.12(d) of Parent Disclosure Schedule sets forth each license agreement pursuant to which Parent (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by Parent in its business as currently conducted (each a “Parent In-bound License”) or (ii) grants to any third party a license under any Parent Material Registered IP (each a “Parent Out-bound License”) (provided, that, Parent In-bound Licenses shall not include material transfer agreements, services agreements, clinical trial agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements entered into in the Ordinary Course of Business; and Parent Out-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, or non-exclusive outbound licenses entered into in the Ordinary Course of Business).

(e) To the Knowledge of Parent, (i) the operation of the business of Parent as currently conducted does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any other Intellectual Property Right owned by any other Person; and (ii) no other Person is infringing, misappropriating or otherwise violating any Parent Material Registered IP. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of Parent, is threatened in writing) (A) against Parent alleging that the operation of the business of Parent infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by Parent alleging that another Person has infringed, misappropriated or otherwise violated any of the Parent Material Registered IP. Since January 1, 2018, Parent has not received any written notice or other written communication alleging that the operation of the business of Parent infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(f) To the Knowledge of Parent, none of the Parent Material Registered IP is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by Parent of any such Parent Material Registered IP.

(g) To the Knowledge of Parent, Parent, and the operation of Parent’s business are in substantial compliance with all Laws pertaining to data privacy and data security of Sensitive Data, except to the extent that such noncompliance has not and would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, since January 1, 2018, there have been (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of Parent, (ii) no violations of any security policy of Parent regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of Parent and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of Parent, or a contractor or agent acting on behalf of Parent, in each case of (i) through (iv), except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

3.13 Agreements, Contracts and Commitments. Section 3.13 of the Parent Disclosure Schedule identifies each Parent Contract that is in effect as of the date of this Agreement (other than any Parent Benefit Plan) and is:

(a) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(b) each Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(c) each Contract containing (A) any covenant limiting the freedom of Parent to engage in any line of business or compete with any Person or (B) any most-favored pricing arrangement;

(d) each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 pursuant to its express terms and not cancelable without penalty;

(e) each Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(f) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $150,000 or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;

(g) each Contract requiring payment by or to Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by Parent; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Parent or any Contract to sell, distribute or commercialize any products or service of Parent, in each case, except for Contracts entered into in the Ordinary Course of Business;

(h) each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions;

(i) each Parent Real Estate Lease;

(j) each Contract with any Governmental Body;

(k) each Parent Out-bound License and Parent In-bound License;

(l) each Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent; or

(m) any other Contract that is not terminable at will (with no penalty or payment) by Parent and (A) which involves payment or receipt by Parent after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (B) that is material to the business or operations of Parent.

Parent has delivered or made available to the Company accurate and complete copies of all Contracts to which Parent is a party or by which it is bound of the type described in the foregoing clauses (a)-(m) (any such Contract, a “Parent Material Contract”). There are no Parent Material Contracts that are not in written form. Parent has not nor, to Parent’s Knowledge, as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of or Laws applicable to any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages or pursue other legal remedies which would reasonably be expected to be material to Parent or its business. As to Parent, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, no Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

3.14 Compliance; Permits

(a) Parent is, and since January 1, 2018 has been, in compliance in all material respects with all applicable Laws, including the FDCA, the FDA regulations adopted thereunder, the Public Health Service Act and any other similar Law administered or promulgated by the FDA or other Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent or any of Parent’s officers, directors, managing employees, agents, or representatives, in their capacity as such, threatened against Parent or any of Parent’s officers, directors, managing employees, agents, or representatives, in their capacity as such. There is no agreement, judgment, injunction, order or decree binding upon Parent which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, or any of Parent’s officers, directors, managing employees, agents, or representatives, in their capacity as such, any acquisition of material property by Parent or the conduct of business by Parent as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Parent holds all required Governmental Authorizations which are material to the operation of the business of Parent as currently conducted (collectively, the “Parent Permits”). Parent holds all rights, title, and interest in and to all Parent Permits free and clear of any encumbrance. Section 3.14(b) of the Parent Disclosure Schedule identifies each Parent Permit. Parent is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit. The rights and benefits of each material Parent Permit will be available to the Parent or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by Parent as of the date of this Agreement and immediately prior to the Effective Time.

(c) Neither Parent nor any of its owners, officers, directors, or employees, nor to Parent’s Knowledge any of its consultants, agents, or representatives acting on behalf of Parent is currently debarred or suspended from doing business with any Governmental Body, or received any written notice of debarment or suspension, or otherwise ineligible to do business with any Governmental Body. To Parent’s Knowledge, there are no circumstances that would be reasonably expected to warrant the institution of debarment or suspension proceedings against Parent or any of its owners, officers, directors, employees, consultants, agents, or representatives.

(d) There are no proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged material violation by Parent or any of its officers, directors, managing employees, agents, or representatives with respect to the FDCA, FDA regulations adopted thereunder, the Public Health Service Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.

(e) Parent holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Parent as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Parent Product Candidates”) (collectively, the “Parent Regulatory Permits”) and no such Parent Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Parent is in compliance in all material respects with the Parent Regulatory Permits and Parent has not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Parent Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Parent Regulatory Permit. Except for the information and files identified in Section 3.13(d) of the Parent Disclosure Schedule, Parent has made available to the Company all information requested by the Company in Parent’s possession or control relating to the Parent Product Candidates and, as applicable, the development, clinical testing, manufacturing, importation and exportation of the Parent Product Candidates, including complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar material reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Body.

(f) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent, or in which Parent or its respective current products or product candidates, including the Parent Product Candidates, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of Parent has been terminated or suspended, or been subject to any stock recovery, prior to completion for safety or non-compliance reasons. Since January 1, 2018, Parent has not received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or in which Parent or its current products or product candidates including the Parent Product Candidates, have participated. To the Parent’s Knowledge, any third party that is a contractor for Parent is in material compliance with all Governmental Authorizations from the FDA or comparable Governmental Body insofar as they pertain to the manufacture, development, testing, and/or distribution of the products or product candidates of Parent.

(g) Parent has not received any Form FDA-483, notice of adverse finding, FDA warning letters, notice of violation or “untitled letters,” or notice of FDA action for import detentions or refusals to allow entry into the United States from the FDA or other Governmental Body alleging or asserting noncompliance with any applicable Law or Governmental Authorization. Parent is not subject to any obligation arising under an FDA inspection, FDA warning letter, FDA notice of violation letter or other enforcement notice, response or commitment made to or with the FDA or any comparable Governmental Body.

(h) Parent is not the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Parent, Parent has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Parent or any of its officers, employees or agents has not been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Parent, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of Parent, threatened against Parent or any of its officers, employees or agents.

(i) Neither Parent nor any of its Subsidiaries is a “covered entity” or “business associate” for purposes of HIPAA.

3.15 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) the Merger Sub, (C) any Parent Associate (in his or her capacity as such) or (D) any of the material assets owned or used by Parent; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Since January 1, 2018, no Legal Proceeding has been pending against Parent that resulted in material liability to Parent.

(c) There is no order, writ, injunction, judgment or decree to which Parent, or any of the material assets owned or used by Parent, is subject. To the Knowledge of Parent, no officer of Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.

3.16 Tax Matters.

(a) Parent has timely filed all income Tax Returns and other material Tax Returns that it was required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where Parent does not file a particular Tax Return or pay a particular Tax that Parent is required to file such Tax Return or pay such Tax in that jurisdiction.

(b) All income and other material Taxes due and owing by Parent on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of Parent did not, as of the Parent Unaudited Balance Sheet Date, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Parent Unaudited Balance Sheet. Since the Parent Unaudited Balance Sheet Date, Parent has not incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that Parent is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent.

(e) No deficiencies for income or other material Taxes with respect to Parent have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of Parent, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent. Neither Parent nor any of its predecessors has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f) Parent is not a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(g) Parent will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes made on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) entered into on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date; (viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued on or prior to the Closing Date; or (ix) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date. Parent has not made any election under Section 965(h) of the Code.

(h) Parent has never been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Parent has no Liability for any material Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(i) Parent (i) is not a “controlled foreign corporation” as defined in Section 957 of the Code; (ii) is not a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (iii) has never had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized.

(j) Parent has not participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(k) Parent has not taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

For purposes of this Section 3.16, each reference to Parent shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent.

3.17 Employee and Labor Matters; Benefit Plans.

(a) Section 3.17(a) of the Parent Disclosure Schedule is a list of all material Parent Benefit Plans, including each Parent Benefit Plan that provides for retirement, change in control, stay or retention deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Parent Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than at-will employment offer letters on Parent’s standard form and other than individual Parent Options or other compensatory equity award agreements made pursuant to Parent’s standard forms, in which case only representative standard forms of such agreements shall be scheduled), severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by Parent or Parent ERISA Affiliates for the benefit of any current or former employee, director, or officer of Parent or under which Parent has any actual or contingent liability (including as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b) As applicable with respect to each material Parent Benefit Plan, Parent has made available to the Company, true and complete copies of (i) each material Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten material Parent Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations, “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, (viii) all policies and procedures established to comply with the privacy and security rules of HIPAA and (ix) any written reports constituting a valuation of Parent’s capital stock for purposes of Sections 409A or 422 of the Code, whether prepared internally by Parent or by an outside, third-party valuation firm.

(c) Each Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

(d) The Parent Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of Parent nothing has occurred that would reasonably be expected to adversely affect the qualification of such Parent Benefit Plan or the tax exempt status of the related trust.

(e) Neither Parent nor any Parent ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) There are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to the Knowledge of Parent, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to Parent. All contributions and premium payments required to have been made under any of the Parent Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made and neither Parent nor any Parent ERISA Affiliate has any liability for any unpaid contributions with respect to any Parent Benefit Plan.

(g) Neither Parent or any Parent ERISA Affiliates, nor to the Knowledge of Parent, any fiduciary, trustee or administrator of any Parent Benefit Plan, has engaged in, or in connection with the Contemplated Transactions engage in, any transaction with respect to any Parent Benefit Plan which would subject any such Parent Benefit Plan, Parent or Parent ERISA Affiliates to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) No Parent Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither Parent nor any Parent ERISA Affiliates has made a written or oral representation promising the same.

(i) Other than as set forth in Section 3.17(i) of the Parent Disclosure Schedule, neither the execution of, nor the performance of the Contemplated Transactions will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of Parent, (ii) increase any amount of compensation or benefits otherwise payable under any Parent Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan.

(j) Neither the execution of, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to Parent of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k) The exercise price of each Parent Option is not, never has been and can never be less than the fair market value of one share of Parent Common Stock as of the grant date of such Parent Option, except in accordance with Section 409A and/or Section 424(a) of the Code.

(l) Each Parent Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.

(m) No current or former employee, officer, director or independent contractor of Parent has any “gross up” agreements with Parent or other assurance of reimbursement by Parent for any Taxes imposed under Code Section 409A or Code Section 4999.

(n) Parent does not have any Parent Benefit Plan that is maintained outside of the United States.

(o) Parent is not a party to, bound by, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent, including through the filing of a petition for representation election.

(p) Parent is, and since January 1, 2018 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent, with respect to employees of Parent, Parent, since January 1, 2018: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of Parent, threatened or reasonably anticipated against Parent relating to any employee, applicant for employment, consultant, employment agreement or Parent Benefit Plan (other than routine claims for benefits).

(q) Except as would not be reasonably likely to result in a material liability to Parent, with respect to each individual who currently renders services to Parent, Parent has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Parent does not have any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. No terminations of employees of Parent prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(r) There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity, against Parent. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity.

(s) There is no contract, agreement, plan or arrangement to which Parent or any Parent Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.

3.18 Environmental Matters. Parent is and since January 1, 2018 has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to Parent or its business. Parent has not received since January 1, 2018 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that Parent is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of Parent, there are no circumstances that would reasonably be expected to prevent or interfere with Parent’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to Parent or its business. No current or (during the time a prior property was leased or controlled by Parent) prior property leased or controlled by Parent has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of Parent pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions. Prior to the date hereof, Parent has provided or otherwise made available to the Company true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of Parent with respect to any property leased or controlled by Parent or any business operated by it.

3.19 Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s proxy statement filed in 2020 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K.

3.20 Insurance. Parent has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent. Each of such insurance policies is in full force and effect and Parent is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2018, Parent has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent for which Parent has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent of its intent to do so.

3.21 No Financial Advisors. Except as set forth on Section 3.21 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

3.22 Anti-Bribery. Neither Parent nor any of its directors, officers, employees or, to Parent’s Knowledge, agents or any other Person acting on its behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of Anti-Bribery Laws. Parent is not or has not been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

3.23 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.24 Opinion of Financial Advisor. The Parent Board has received an opinion of MTS Securities, LLC to the effect that, as of the date of thereof and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent. It is agreed and understood that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company.

3.25 Disclosure. The information supplied by Parent and Merger Sub for inclusion in the Registration Statement and Proxy Statement (including any of the Parent financial statements) will not, as of the effective date of the Registration Statement and the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.

3.26 Disclaimer of Other Representations or Warranties. Except as previously set forth in this Section 3 or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, neither Parent nor Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Operation of Parent’s Business.

(a) Except (i) as set forth on Section 4.1(a) of the Parent Disclosure Schedule, (ii) as expressly permitted by this Agreement, (iii) as required by applicable Law, (iv) as required to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Law, order, directive, guidelines or recommendations by any Governmental Body in connection with or in response to COVID-19 (“COVID-19 Measures”), (v) any action taken or not taken by Parent or any of its Subsidiaries (including Merger Sub) in good faith to respond to the actual or anticipated effect on Parent or any of its Subsidiaries (including Merger Sub) of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”) (i) each of Parent and the Merger Sub shall use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws (including maintaining compliance in all material respects with the applicable listing and governance rules and regulations of Nasdaq) and the requirements of all Contracts that constitute Parent Material Contracts and (ii) Merger Sub shall not conduct any business except as contemplated by this Agreement. In furtherance and not in limitation of the foregoing, if the Closing occurs after December 31, 2020, then Parent shall file with the SEC its Form 10-K for the year ended December 31, 2020, including all required audited financial statements in connection therewith, in form and substance and in full compliance with, and within the time period required by, applicable law (and in no event shall such Form 10-K not be filed prior to the Closing).

(b) Without limiting the generality of Section 4.1(a), except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) required to comply with any COVID-19 Measures, (v) any action taken or not taken by Parent or any of its Subsidiaries (including Merger Sub) in good faith to respond to the actual or anticipated effect on Parent or any of its Subsidiaries (including Merger Sub) of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall cause or permit any of its Subsidiaries to:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Parent Stock Plans in accordance with the terms of such award in effect on the date of this Agreement);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent (except for Parent Common Stock issued upon the valid exercise of outstanding Parent Options or Parent Warrants or conversion of Parent Preferred Stock); (B) any option, warrant or right to acquire any capital stock or any other security other than option grants to employees and service providers in the Ordinary Course of Business which are included in the calculation of the Company Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Parent Common Stock;

(vi) (A) lend money to any Person (except for the advancement of expenses to employees and directors in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) other than the incurrence or payment of any Transaction Expenses, make any capital expenditure in excess of $100,000;

(vii) forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(viii) other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause or permit any Parent Benefit Plan to be amended in any respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, terminate or give notice of termination to any (x) officer or (y) employee;

(ix) recognize any labor union, labor organization, or similar Person except as otherwise required by applicable Law and after prior written consent of the Company which consent will not be unreasonably withheld or delayed;

(x) fail to preserve intact in any material respect the current business organization of Parent or to use its commercially reasonable efforts to maintain the relations and good will in all material respects with its suppliers, customers, landlords, creditors, Representatives and others having business relationships with Parent;

(xi) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(xii) either solely or in collaboration with any third party, directly or indirectly, commence, enter, join, revive, solicit, or otherwise get engaged in, any clinical trial other than the clinical trials existing on or prior to the date of this Agreement and disclosed by Parent on Section 4.1(b)(xii) of the Parent Disclosure Schedule;

(xiii) sell, assign, transfer, license, sublicense or otherwise dispose of any Parent IP (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xiv) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or adopt or change any material accounting method in respect of Taxes;

(xv) enter into, materially amend or terminate any Parent Material Contract;

(xvi) other than the incurrence or payment of any Transaction Expenses, make any expenditures, or discharge or satisfy any liabilities, in each case, in amounts that exceed $100,000;

(xvii) other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xviii) initiate or settle any Legal Proceeding; or

(xix) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2 Operation of the Company’s Business.

(a) Except (i) as set forth on Section 4.2(a) of the Company Disclosure Schedule, (ii) as expressly permitted by this Agreement, (iii) as required by applicable Law, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by the Company in good faith to respond to the actual or anticipated effect on the Company of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, (vi) or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: the Company shall use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.

(b) Without limiting the generality of Section 4.2(a), except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by the Company in good faith to respond to the actual or anticipated effect on the Company of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners or (vi) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Company Plan in accordance with the terms of such award in effect on the date of this Agreement);

(ii) other than as required by applicable Law or the terms of any Company Benefit Plan as in effect on the date of this Agreement or in the Ordinary Course of Business: (A) adopt, terminate, establish or enter into any Company Benefit Plan; (B) cause or permit any Company Benefit Plan to be amended in any respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, terminate or give notice of termination to any (x) officer or (y) employee

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of the Company (except for (1) shares of outstanding Company Common Stock issued upon the valid exercise of Company Options or Company Warrants (2), the sale of Company Common Stock purchased in connection with the Pre-Closing Financing); (B) any option, warrant or right to acquire any capital stock or any other security, other than option grants to employees and service providers in the Ordinary Course of Business which are included in the calculation of the Parent Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company;

(iv) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, in connection with the Contemplated Transactions;

(v) acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(vi) (A) lend money to any Person (except for the advancement of expenses to employees and directors in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure, in each case, in excess of $250,000;

(vii) recognize any labor union, labor organization, or similar Person except as otherwise required by applicable Law;

(viii) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax

Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or adopt or change any material accounting method in respect of Taxes;

(ix) enter into, materially amend or terminate any Company Material Contract outside of the Ordinary Course of Business;

(x) other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xi) initiate or settle any Legal Proceeding with an underlying value in excess of $50,000; or

(xii) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.3 Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s accountants, auditors, officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate and; (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that (i) any Law or any COVID-19 Measures applicable to such Party requires such Party to restrict or prohibit access to any such properties or information (ii) such access to the information would breach such Party’s confidentiality obligations to a third party (provided that upon the other Party’s reasonable request such Party shall use its reasonable efforts to obtain such third party’s consent to permit such other Party access to such information, subject to appropriate confidentiality protections), or (iii) as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.4 Parent Non-Solicitation.

(a) Parent agrees that, during the Pre-Closing Period, it shall not, and shall not authorize any of its Representatives to, directly or indirectly, other than with respect to any stock dispositions set forth on Section 4.1(a) of the Parent Disclosure Schedule: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.4(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the approval of the Parent Stockholder Matters at the Parent Stockholder’s Meeting by the Required Parent Stockholder Vote, Parent may furnish non-public information regarding Parent to, and enter into discussions or negotiations with, any Person in response to a bona fide Acquisition Proposal by such Person, which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or could be reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Parent nor any of its Representatives shall have breached this Section 4.4 in any material respect, (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) Parent receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to Parent as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

(b) If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than one Business Day after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof) and provide a copy of all material written materials relating to such Acquisition Proposal or Acquisition Inquiry. Parent shall keep the Company reasonably informed on a current basis with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification thereto.

(c) Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of Parent provided to such Person as soon as practicable after the date of this Agreement.

4.5 Company Non-Solicitation.

(a) The Company agrees that, during the Pre-Closing Period, it shall not, nor shall it authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.5(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.5 and subject to compliance with this Section 4.5, prior to the delivery by the Company of the Company Stockholder Written Consent constituting the Required Company Stockholder Vote, the Company may furnish non-public information regarding the Company to, and enter into discussions or negotiations with, any Person in response to a bona fide Acquisition Proposal by such Person, which the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, constitutes, or could be reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither the Company nor any of its Representatives shall have breached this Section 4.5 in any material respect, (B) the Company Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) the Company receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to the Company as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.

(b) If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification thereto.

(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement and request the destruction or return of any nonpublic information of the Company provided to such Person as soon as practicable after the date of this Agreement.

4.6 Notification of Certain Matters.

(a) During the Pre-Closing Period the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company is commenced, or, to the Knowledge of the Company, threatened against the Company or, to the Knowledge of the Company, any director or officer of the Company; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in the case of (iii) and (iv) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 7, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 and 7, as applicable.

(b) During the Pre-Closing Period Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent is commenced, or, to the Knowledge of Parent, threatened against Parent or, to the Knowledge of Parent, any director or officer of Parent; (iii) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Parent to comply with any covenant or obligation of Parent or Merger Sub; in the case of (iii) and (iv) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6 or Section 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6 and 8, as applicable.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Parent shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus. Parent covenants and agrees that the Registration Statement will not, at the time that the Proxy Statement or any amendments or supplements thereto is filed with the SEC or is first mailed to Parent’s stockholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by the Company to Parent for inclusion in the Registration Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or any of its Representatives specifically for inclusion therein and the Company makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, other than with respect to the information provided by the Company or any of its Representatives specifically for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s stockholders. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by Parent, in each case, without the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed. The Company and Parent shall each use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with applicable federal and state securities laws requirements.

(b) The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by the other Party to be included in the Registration Statement.

(c) Following the final determination of the Parent Net Cash of the Anticipated Closing Date in accordance with Section 1.6 (either as a result of the mutual agreement of the parties or the determination of the Accounting Firm), Parent and the Company shall mutually agree on the form and substance of a press release setting forth the anticipated Exchange Ratio as of the Anticipated Closing Date, which the Parties shall cause to be publicly disclosed (and which Parent shall file on Form 8-K) as early as practicable prior to the Parent Stockholder Meeting (and in no event shall this delay or cause the postponement of such meeting under any applicable law).

(d) Prior to filing of the Registration Statement, the Parties shall use their respective reasonable best efforts to execute and deliver to Cooley LLP (“Cooley”) and to Wilson Sonsini Goodrich & Rosati LLP (“Wilson Sonsini”) the applicable “Tax Representation Letters” referenced in Section 5.13(c). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, Parent and the Company shall use their respective reasonable best efforts to cause Cooley to deliver to Parent, and to cause Wilson Sonsini to deliver to the Company, a Tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, Cooley and Wilson Sonsini shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.1(d) and Section 5.13(c).

5.2 Company Information Statement; Stockholder Written Consent.

(a) Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than three Business Days thereafter, the Company shall prepare, with the cooperation of Parent, and cause to be mailed to its stockholders an information statement, which shall include a copy of the Proxy Statement (the “Information Statement”) to solicit the approval by written consent from the Company Signatories, including but not limited to the Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (within five Business Days after the Registration Statement shall have been declared effective) (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (collectively, the “Company Stockholder Matters”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions. Each of Parent and Company agree to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing Party or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Information Statement. The Company shall not include in the Information Statement any information with respect to Parent or its Affiliates, the form and content of which information shall not have been approved by Parent prior to such inclusion (such approval not to be unreasonably withheld, conditioned or delayed).

(b) The Company covenants and agrees that the Information Statement, including any pro forma financial statements included therein (and the letter to stockholders and form of Company Stockholder Written Consent included therewith), will not, at the time that the Information Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company, at the time of receipt of the Required Company Stockholder Vote and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no covenant, representation or warranty with respect to statements made in the Information Statement (and the letter to the stockholders and form of Company Stockholder Written Consent included therewith), if any, based on information furnished in writing by Parent specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Information Statement to comply with the applicable rules and regulations promulgated by the SEC in all material respects.

(c) Promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company, (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law and (iv) seek to obtain a Company Stockholder Written Consent from every stockholder of the Company that did not previously provide a Company Stockholder Written Consent. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(c) shall be subject to Parent’s advance review and reasonable approval (which approval shall not be unreasonably withheld or conditioned, and shall be deemed granted if Parent does not provide reasonable comments in writing within two (2) Business Days of receipt of such materials or amendment).

(d) The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to approve the Company Stockholder Matters and shall use reasonable best efforts to solicit such approval from each of the Company Signatories within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”).

(e) Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to the delivery by the Company of the Company Stockholder Written Consent constituting the Required Company Stockholder Vote:

(i) The Company has received a written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.5) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such

Acquisition Proposal is a Superior Offer, the Company Board may make a Company Board Adverse Recommendation Change, if and only if all of the following apply: (A) the Company Board determines in good faith, after consultation with the company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board to Company’s stockholders under applicable Law; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Board Adverse Recommendation Change at least three Business Days prior to making any such Company Board Adverse Recommendation Change (a “Company Determination Notice”) (which notice shall not constitute a Company Board Adverse Recommendation Change); and (C) (1) the Company shall have provided to Parent a summary of the material terms and conditions of the Acquisition Proposal in accordance with Section 4.5(b), (2) the Company shall have given Parent five Business Days after the Company Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Board Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Company Board to Company’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.2(e)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal and require a new Company Determination Notice, except that the references to three Business Days shall be deemed to be two Business Days.

(ii) Other than in connection with an Acquisition Proposal, the Company Board may make a Company Board Adverse Recommendation Change in response to a Company Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law; (B) the Company shall have given Parent a Company Determination Notice at least three Business Days prior to making any such Company Board Adverse Recommendation Change; and (C) (1) the Company shall have specified the Company Change in Circumstance in reasonable detail, (2) the Company shall have given Parent the three Business Days after the Company Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Board Adverse Recommendation Change in response to such Company Change in Circumstance would be inconsistent with the fiduciary duties of the Company Board to Company’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.2(e)(ii) shall also apply to any material change to the facts and circumstances relating to such Company Change in Circumstance and require a new Company Determination Notice, except that the references to three Business Days shall be deemed to be two Business Days.

5.3 Parent Stockholders’ Meeting.

(a) Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock for the purpose of seeking approval of:

(i) the amendment of Parent’s certificate of incorporation to effect the Nasdaq Reverse Split;

(ii) the issuance of Parent Common Stock that represent (or are convertible into) more than twenty percent (20%) of the shares of Parent Common Stock outstanding immediately prior to the Merger to the Company stockholders in connection with the Contemplated Transactions and the change of control of Parent resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules; and

(iii) the adoption of a new equity compensation plan, in a form approved by the Company and Parent (such Parent approval not to be unreasonably withheld, delayed or conditioned) (the “2021 Incentive Plan”), which 2021 Incentive Plan will provide for new awards for a number of shares of Parent Common Stock between five percent (5.0%) and seven percent (7.0%) of the aggregate number of shares of Parent Common Stock issued and expected to be outstanding immediately after the Effective Time as mutually agreed upon by Parent and the Company, and subject to approval by the Parent Board, (for avoidance of doubt, such number of shares shall be in addition to the number of shares of Parent Common Stock subject to outstanding Parent Options or subject to Company Options assumed by Parent as contemplated by Section 5.5(a)) (the matters contemplated by the clauses 5.3(a)(i) – (ii) are referred to as the “Parent Stockholder Matters,” the matters contemplated by clause 5.3(a)(iii) is referred to as the “Incentive Plan Proposal,” and such meeting, the “Parent Stockholders’ Meeting”).

(b) The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may postpone or adjourn the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments; provided, however, that more than one such postponement or adjournment shall not be permitted without the Company’s prior written consent.

(c) Parent agrees that, subject to Section 5.3(d): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and Incentive Plan Proposal and Parent shall use commercially reasonable efforts to solicit such approval, (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board with respect to the Parent Stockholder Matters being referred to as the “Parent Board Recommendation”) and the Incentive Plan Proposal; and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not resolve or publicly propose or agree to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company, and no resolution by the Parent Board or any committee thereof to withhold, amend, withdraw or modify the Parent Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to the approval of the Parent Stockholder Matters at the Parent Stockholder’s Meeting by the Required Parent Stockholder Vote:

(i) if Parent has received a written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.4) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Parent Board may make a Parent Board Adverse Recommendation Change or (y) Parent may terminate this Agreement pursuant to Section 9.1(j) to enter into a Permitted Alternative Agreement with respect to such Superior Offer, if and only if all of the following apply: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law;

(B) Parent shall have given the Company prior written notice of its intention to consider making a Parent Board Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(f) at least three Business Days prior to making any such Parent Board Adverse Recommendation Change or termination (a “Parent Determination Notice”) (which notice shall not constitute a Parent Board Adverse Recommendation Change); and (C) (1) Parent shall have provided to the Company a summary of the material terms and conditions of the Acquisition Proposal in accordance with Section 4.4(b), (2) Parent shall have given the Company four Business Days after the Parent Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Parent Board Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal and require a new Parent Determination Notice, except that the references to three Business Days shall be deemed to be two Business Days.

(ii) other than in connection with an Acquisition Proposal, the Parent Board may make a Parent Board Adverse Recommendation Change in response to a Parent Change in Circumstance, if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company a Parent Determination Notice at least three Business Days prior to making any such Parent Board Adverse Recommendation Change; and (C) (1) Parent shall have specified the Parent Change in Circumstance in reasonable detail, (2) Parent shall have given the Company the three Business Days after the Parent Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that the failure to make the Parent Board Adverse Recommendation Change in response to such Parent Change in Circumstance or terminate this Agreement pursuant to Section 9.1(f) would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d)(ii) shall also apply to any material change to the facts and circumstances relating to such Parent Change in Circumstance and require a new Parent Determination Notice, except that the references to three Business Days shall be deemed to be two Business Days.

(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Parent’s stockholders; provided however, that in the case of the foregoing clause (iii) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure could be reasonably likely to be inconsistent with applicable Law, including its fiduciary duties under applicable Law.

5.4 Regulatory Approvals. Each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports, filings and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

5.5 Company Options

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as Parent and the Company mutually agree are appropriate to reflect the assumption of the Company Options by Parent to purchase shares of Parent Common Stock). All rights with respect to Company Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Company Option shall otherwise remain unchanged; provided, however, that the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent. Each Company Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option prior to the Effective Time, and, further, the assumption of such Company Options pursuant to this Section 5.5(a) shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 5.5(a) will be construed consistent with this intent.

(b) Parent shall file with the SEC, promptly, but no later than ten (10) calendar days after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to Company Options assumed by Parent in accordance with Section 5.5(a).

5.6 Employee Benefits

(a) At least thirty (30) days prior to the Closing Date, the Company shall provide Parent a written list of each employee, independent contractor, officer or other service provider of Parent or its Subsidiaries who should not be terminated at Closing and Parent shall use commercially reasonable efforts not to terminate any such employee, independent contractor, officer or other service provider.

(b) For purposes of vesting, eligibility to participate, and level of benefits under the benefit plans, programs, contracts or arrangements of Parent or any of its Subsidiaries (including, following the Closing, the Company) providing benefits to any Continuing Employee after the Closing (the “Post-Closing Plans”), each employee who continues to be employed by Parent, the Company or any of their respective Subsidiaries immediately following the Closing (“Continuing Employees”) shall be credited with his or her years of service with Parent, the Company or any of their respective Subsidiaries and their respective predecessors; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical and/or vision benefits to a Continuing Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents to the extent and unless such conditions would have been waived or satisfied under the employee benefit plan whose coverage is being replaced under the Post-Closing Plan, and Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of such plan year in which coverage is replaced with coverage under a Post-Closing Plan to be taken into account under such Post-Closing Plan with respect to the plan year in which participation in such Post-Closing Plan begins for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year as if such amounts had been paid in accordance with such Post-Closing Plan. Parent shall offer to each employee of Parent who is to be terminated a Release Agreement on the date of his or her termination of employment.

(c) If requested by the Company prior to the Closing, Parent shall use commercially reasonable efforts to terminate, effective no later than the day prior to the Closing Date, any Parent Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Parent 401(k) Plan”). If Parent is required to terminate any Parent 401(k) Plan pursuant to this Section 5.6(c), Parent shall use commercially reasonable efforts to provide to the Company no later than three (3) business days prior to the Closing Date written evidence of the adoption by the Parent Board (or other relevant governing body) of resolutions authorizing the termination of such Parent 401(k) Plan (the form and substance of which resolutions shall be subject to the reasonable prior review and approval of the Company). Parent also shall use commercially reasonable efforts to take such other actions in furtherance of terminating such Parent 401(k) Plan as the Company may reasonably request.

5.7 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Parent or the Company and their respective Subsidiaries, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law (a “Covered D&O Matter”). Each D&O Indemnified Party will be entitled to advancement of reasonable expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) Notwithstanding any provision in this Section 5.7, neither Parent nor the Surviving Corporation shall be obligated to provide any indemnification, or advance any expenses, to, or hold harmless, any D&O Indemnified Party in connection with any Covered D&O Matter: (i) for which payment has actually been made to or on behalf of such D&O Indemnified Party under any insurance policy, including any insurance policy referred to in this Section 5.7, or other indemnity provision, except with respect to any excess beyond the aggregate amount paid under any such insurance policy or other indemnity provision; (ii) for an accounting of profits made from the “purchase and sale” (or “sale and purchase”) by such D&O Indemnified Party of securities of Parent or the Company (within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law); or (iii) in connection with any Covered D&O Matter (or any part of any Covered D&O Matter) initiated by such D&O Indemnified Party, including any Covered D&O Matter (or any part of any Covered D&O Matter) initiated (including by means of cross-claim or counterclaim) by such D&O Indemnified Party against Parent or the Surviving Corporation or its directors, officers, employees or other indemnitees, unless the board of directors of Parent or the Surviving Corporation, as the case may be, authorized such Covered D&O Matter (or any part of any Covered D&O Matter) prior to its initiation.

(c) The provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(d) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(e) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time. During the term of the “tail” policy, Parent shall not take any action following the Effective Time to cause such “tail” policy to be cancelled or any provision therein to be amended or waived in any manner that would adversely affect in any material respect the rights of their former and current officers and directors.

(f) From and after the Effective Time, Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.7 in connection with their successful enforcement of the rights provided to such persons in this Section 5.7.

(g) All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of Parent or the Company as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement shall survive the Merger and shall continue in full force and effect. The provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(h) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.7. The obligations set forth in this Section 5.7 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnified Party, or any person who is a beneficiary under the policies referred to in this Section 5.7 and their heirs and representatives, without the prior written consent of such affected D&O Indemnified Party or other person.

5.8 Additional Agreements. The Parties shall (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Corporation to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract (except for Contracts that are terminated prior to Closing) to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

5.9 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Parent Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to Parent Associates or Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Parent SEC Documents, so long as such statements are consistent with and do not disclose material information not previously disclosed in previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required, upon advice of outside legal counsel, by any Law; and (c) neither party need consult with the other in connection with such portion of any press release, public statement or filing to be issued or made pursuant to and in accordance with the terms of Section 5.3(e) or as permitted by this Agreement with respect to any Acquisition Proposal, Company Board Adverse Recommendation Change or Parent Board Adverse Recommendation Change. From the date of this Agreement to the Effective Time, Parent shall timely file with the SEC all Parent SEC Documents required to be filed by it under the Exchange Act or the Securities Act. Subject to Section 5.1, as of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, Parent shall use commercially reasonable efforts to cause each Parent SEC Document filed by Parent with the SEC to comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act.

5.10 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and other Contemplated Transactions upon the terms and subject to the conditions set forth in this Agreement.

5.11 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the DGCL.

5.12 Listing. Parent shall use its commercially reasonable efforts, (a) to maintain its existing listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) to effect the Nasdaq Reverse Split and (d) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company agrees to bear all Nasdaq fees associated with the Nasdaq Listing Application (the “Nasdaq Fees”). The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.12.

5.13 Tax Matters.

(a) For United States federal income Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.

(b) The Parties shall use their respective reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action or knowingly cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment. Neither Party shall take any Tax reporting position inconsistent with the Intended Tax Treatment for United States federal income Tax purposes unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code. Notwithstanding the foregoing, none of Parent, Merger Sub, or the Company makes any representations or warranties to any securityholder of Parent or the Company regarding the Tax treatment of the Merger, or any of the Tax consequences to any securityholder of Parent or the Company of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby.

(c) The Company shall use its reasonable best efforts to deliver to Cooley and Wilson Sonsini a “Tax Representation Letter,” dated as of the date of the Tax opinions referenced in Section 5.1(d) and signed by an officer of the Company, containing representations of the Company, and Parent (and Merger Sub) shall use their reasonable best efforts to deliver to Cooley and Wilson Sonsini a “Tax Representation Letter,” dated as of the date of the Tax opinions referenced in Section 5.1(d) and signed by an officer of Parent (and Merger Sub), containing representations of Parent (and Merger Sub), in each case as shall be reasonably necessary or appropriate to enable Cooley and Wilson Sonsini to render the applicable tax opinions described in Section 5.1(d).

5.14 Directors and Officers. The Parties shall use reasonable best efforts and take all necessary action so that immediately after the Effective Time, (a) the Parent Board is comprised of seven (7) members, with one (1) such member designated by Parent and six (6) such members designated by the Company, and (b) the Persons designated by the Company by written notice to Parent to be officers of Parent (each, an “Initial Officer Designee”) are elected or appointed, as applicable, to the positions of officers of Parent, as specified in such writing, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law. If any Initial Officer Designee is unable or unwilling to serve as an officer of Parent, as set forth therein, as of the Effective Time, the Company shall designate a successor. Parent shall designate a Person to serve as Parent’s designee pursuant to clause (a) of this Section 5.14 by written notice to the Company, which designation may be changed by Parent at any time prior to the Closing by written notice to the Company to include different board designees who are reasonably acceptable to the Company (the “Parent Designee”). The Company shall designate a Person to serve as the Company’s designees pursuant to clause (b) of this Section 5.14 pursuant to clause (a) of this Section 5.14 by written notice to Parent, which designations may be changed by the Company at any time prior to the Closing by written notice to Parent to include different board designees who are reasonably acceptable to Parent.

5.15 Termination of Certain Agreements and Rights. The Company shall cause any Investor Agreements (excluding the Company Stockholder Support Agreements) to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

5.16 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock, restricted stock awards to acquire Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. Promptly following the date of this Agreement and at least 30 calendar days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger, and (b) the number of other derivative securities (if any) with respect to Company Capital Stock owned by such individual and expected to be converted into shares of Parent Common Stock, restricted stock awards to acquire Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

5.17 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.

5.18 Allocation Certificates

(a) The Company will prepare and deliver to Parent at least five (5) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time and after giving effect to the closing of the Pre-Closing Financing) (i) each holder of Company Capital Stock, Company Options and Company Warrants, (ii) such holder’s name and address; (iii) the number and type of Company Capital Stock held and/or underlying the Company Options and Company Warrants as of the immediately prior to the Effective Time for each such holder; and (iv) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Option or Company Warrant to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

(b) Parent will prepare and deliver to the Company at least five Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Parent in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time (i) each record holder of Parent Common Stock, Parent Options or Parent Warrants, (ii) such record holder’s name and address, (iii) the number of shares of Parent Common Stock held and/or underlying the Parent Options or Parent Warrants as of the Effective Time for such holder (the “Parent Outstanding Shares Certificate”).

5.19 Company Financial Statements. Concurrently with the execution hereof, the Company has furnished to Parent the Company Audited Financial Statements for inclusion in the Proxy Statement and the Registration Statement, and as promptly as reasonably practicable following the date of this Agreement, (i) the Company will furnish to Parent unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”) and (ii) if necessary, the Company shall use commercially reasonable efforts to cause the Company’s financial statements for the fiscal year ending December 31, 2020 to be audited and delivered to Parent in a manner as is, and to the extent, required under applicable Law for the inclusion of such financial statements in the Proxy Statement and the Registration Statement. Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

5.20 Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.21 Stockholder Litigation. Each Party shall keep the other Party reasonably informed regarding any stockholder litigation against Parent or any of its directors relating to this Agreement or the Contemplated Transactions. Prior to the Closing, Parent shall reasonably consult with and permit the Company and its Representatives to participate in consideration to the Company’s advice with respect to stockholder litigation. Parent shall promptly advise the Company orally and in writing of the initiation of and shall keep the Company reasonably apprised of any material developments in connection with any such stockholder litigation. Notwithstanding the foregoing, any non-monetary settlement specifically imposed on and enforceable against an individual director of Parent as of immediately prior to the Closing shall not be agreed to by the Company without the written consent of such director or any such director correctly serving as a member of the board of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.2 Stockholder Approval. (a) Parent shall have obtained the approval of the Parent Stockholder Matters at the Parent Stockholder’s Meeting by the Required Parent Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.

6.3 Net Cash Determination. The Parent Net Cash shall have been finally determined in accordance with Section 1.6.

6.4 Listing. (a) The existing shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date and (b) the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.

6.5 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the following clause (b), as of such particular date) or (b) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3 Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2, 7.5 and 7.6 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.18 is true and accurate in all respects as of the Closing Date; and

(b) the Allocation Certificate.

7.4 FIRPTA Certificate. Parent shall have received (i) an original signed statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably acceptable to Parent.

7.5 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

7.6 Termination of Investor Agreements. The Investor Agreements shall have been terminated (or will be terminated as of the Closing).

7.7 Company Lock-Up Agreements. Parent shall have received the Company Lock-Up Agreements duly executed by each of the Company Lock-Up Signatories and each executive officer and director of the Company who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Closing, each of which shall be in full force and effect.

7.8 Company Stockholder Written Consent. The Company Stockholder Written Consent executed by the Company Signatories shall be in full force and effect.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the following clause (b), as of such particular date) or (b) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) the Parent Outstanding Shares Certificate;

(b) a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent certifying that the conditions set forth in Sections 8.1, 8.2, and 8.4 have been duly satisfied;

(c) a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by each of the officers and directors of Parent who are not to continue as officers or directors of Parent after the Closing pursuant to Section 5.14 hereof; and

(d) the Parent Closing Financial Certificate, a draft of which shall have been provided at least five (5) Business Days prior to the Closing, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by the Company to verify and determine the information contained therein.

8.4 No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.

8.5 Lock-Up Agreements. The Company shall have received a copy of a Lock-Up Agreement duly executed by each Parent Lock-Up Signatory and each director of Parent who is elected or appointed, as applicable, as a director of Parent as of immediately following the Effective Time, each of which shall be in full force and effect.

8.6 Parent Net Cash. The Parent Net Cash, as finally determined pursuant to Section 1.6, shall not be less than $7,500,000.

Section 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Company Stockholder Matters by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Contemplated Transactions shall not have been consummated on or prior to date that is six (6) months after the date hereof (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Exchange Act the Registration Statement by the date which is 30 calendar days prior to the End Date, then either Parent or the Company shall be entitled to extend the End Date for an additional 60 calendar days by written notice to the other party;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Parent if the Company Stockholder Written Consent shall not have been obtained within five (5) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Company Stockholder Written Consent has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and (ii) the Parent Stockholder Matters shall not have been approved at such Parent Stockholders’ Meeting by the Required Parent Stockholder Vote;

(f) by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(g) by Parent (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a 30 calendar day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a 30 calendar day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(j) by Parent, at any time, if (i) Parent has received a Superior Offer, (ii) Parent has complied with its obligations under Section 5.3(d) with respect to such Superior Offer, (iii) Parent concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) substantially concurrently with such termination, Parent pays to the Company the amount contemplated by Section 9.3(b); or

(k) by Parent, if the Company Audited Financial Statements have not been provided by the Company to Parent within sixty (60) calendar days of the date hereof, provided that Parent shall not be entitled to terminate this Agreement pursuant to this Section 9.1(k) after the time such Company Audited Financial Statements have been delivered.

The Party desiring to terminate this Agreement pursuant to Section 9.1, shall give the other party written a notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.9, Section 9.3, Section 10 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, Section 5.7(e), and Section 5.12, all the Transaction Expenses shall be paid by the Party incurring such expenses, whether or not the Merger is consummated. Notwithstanding the foregoing, the Company shall pay all (i) fees and expenses incurred under clauses (b) and (d) of the definition of the Transaction Expenses and (ii) 50% of fees and expenses incurred under clauses (c) of the definition of Transaction Expenses.

(b) In the event that either:

(i) (A) this Agreement is terminated pursuant to Section 9.1(b), Section 9.1(e) or Section 9.1(h), (B) at any time after the date hereof and before such termination an Acquisition Proposal with respect to Parent shall have been either publicly announced or publicly disclosed to Parent or the Parent Board (and not withdrawn), in each case after the date of this Agreement but prior to the termination of this Agreement, and (C) within 12 months after the date of such termination, Parent consummates a Subsequent Transaction, whether or not in respect of the Acquisition Proposal referred to in clause (B);

(ii) this Agreement is terminated by the Company pursuant to Section 9.1(f) (or, at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 9.1(f)); or

(iii) this Agreement is terminated by Parent pursuant to Section 9.1(j),

then in the case of a termination pursuant to Section 9.3(b)(i), 9.3(b)(ii) or 9.3(b)(iii), Parent shall pay to the Company an amount equal to $1,500,000 (the “Company Termination Fee”) within three Business Days of consummation of such Subsequent Transaction or any termination under clause (ii) or clause (iii).

(c) In the event that either:

(i) (A) this Agreement is terminated pursuant to Section 9.1(b), Section 9.1(d) or Section 9.1(i), (B) at any time after the date hereof and before such termination an Acquisition Proposal with respect to the Company shall have been either publicly announced or publicly disclosed or otherwise communicated to the Company or the Company Board (and not withdrawn), in each case after the date of this Agreement but prior to the termination of this Agreement, and (C) within 12 months after the date of such termination, the Company consummates a Subsequent Transaction whether or not in respect of the Acquisition Proposal referred to in clause (B); or

(ii) this Agreement is terminated by Parent pursuant to Section 9.1(g) (or, at the time this Agreement is terminated, Parent had the right to terminate this Agreement pursuant to Section 9.1(g)),

then in the case of a termination pursuant to Section 9.3(c)(i), Parent shall pay to the Company an amount equal to $1,500,000, and in the case of a termination pursuant to Section 9.3(c)(ii), the Company shall pay to Parent an amount equal to $3,000,000 (each, the “Parent Termination Fee”) within three Business Days of consummation of such Subsequent Transaction or any termination under clause (ii) or clause (iii).

(d) If this Agreement is terminated by the Company pursuant to Section 9.1(f) or Section 9.1(h), Parent shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $250,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such expenses (the “Company Expense Reimbursement”). If this Agreement is terminated by Parent pursuant to Section 9.1(g) or Section 9.1(i), the Company shall reimburse Parent for all reasonable out-of-pocket fees and expenses incurred by Parent in connection with this Agreement and the Contemplated Transactions, up to a maximum of $250,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such expenses (the “Parent Expense Reimbursement”).

(e) Any Company Termination Fee or Parent Termination Fee under this Section 9.3 shall be paid by wire transfer of same day funds. If a Party fails to pay when due any amount payable by it under this Section 9.3, then such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(f) The Parties agree that, (i) subject to Section 9.2, payment of the Company Termination Fee or Company Expense Reimbursement shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement, it being understood that in no event shall Parent be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Company Termination Fee (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(f) shall limit the rights of Parent and Merger Sub under Section 10.11.

(g) The Parties agree that, (i) subject to Section 9.2, payment of the Parent Termination Fee or Parent Expense Reimbursement shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Parent following the termination of this Agreement, it being understood that in no event shall the Company be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Parent Termination Fee (x) the Company shall have no further liability to Parent in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither Parent nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the Company or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) Parent and its Affiliates shall be precluded from any other remedy against the Company and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(g) shall limit the rights of the Company under Section 10.11.

(h) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the applicable Party in the circumstances in which such amount is payable.

Section 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the written approval of the Company, Merger Sub and Parent at any time (whether before or after obtaining the Required Company Stockholder Vote or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in. PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.

10.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

10.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided, no “bounce back” or similar message of non-delivery is received with respect thereto) or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and no “bounce back” or similar message of non-delivery is received with respect thereto, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto):

if to Parent or Merger Sub:

Sunesis Pharmaceuticals, Inc.

395 Oyster Point Boulevard, Suite 400

South San Francisco, California 94080

Attention: Dayton Misfeldt

Email: dmisfeldt@sunesis.com

with a copy to (which shall not constitute notice):

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

Attention: John McKenna

Email: jmckenna@cooley.com

if to the Company:

Viracta Therapeutics, Inc.

2533 S Coast Hwy 101 #210

Cardiff, CA 92007

Attention: Ivor Royston

Email: iroyston@viracta.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati

12235 El Camino Real

San Diego, CA 92130

Attention: Martin Waters

Email: mwaters@wsgr.com

and with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati

633 West Fifth Street, Suite 1550

Los Angeles, CA 90071

Attention: Kathy H. Ku

Email: kku@wsgr.com

10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.12 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.14 Construction.

(a) References to “cash,” “dollars” or “$” are to U.S. dollars.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e) As used in this Agreement, unless the context otherwise requires, (i) references to “Parent” as used in the representations and warranties of Parent shall be deemed to be references to Parent and its Subsidiaries, and (ii) references to “Parent” as used in the covenants, obligations or other agreements of Parent shall be deemed to include a corresponding covenant, obligation and agreement of Parent to cause its Subsidiaries to perform (or not to perform, as applicable) such covenant, obligation or other agreement.

(f) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(g) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted thereof and all rules, regulations, and statutory instruments issued or related to such legislations.

(h) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i) The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(j) Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (San Diego time) on the date that is two calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(k) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in San Diego, California are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

SUNESIS PHARMACEUTICALS, INC.

By:	/s/ Dayton Misfeldt
Name:	Dayton Misfeldt
Title:	Interim Chief Executive Officer

SOL MERGER SUB, INC.

By:	/s/ Dayton Misfeldt
Name:	Dayton Misfeldt
Title:	President

VIRACTA THERAPEUTICS, INC.

By:	/s/ Ivor Royston
Name:	Ivor Royston
Title:	President & Chief Executive Officer

EXHIBIT A

CERTAIN DEFINITIONS

(l) For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to or which would reasonably be interpreted to lead to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided that, in the case of Company, the Pre-Closing Financing shall be deemed to not be an “Acquisition Transaction”; or

(ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in San Diego or South San Francisco, California are authorized or obligated by Law to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (116th Cong.) (Mar. 27, 2020).

“Cash and Cash Equivalents” means all (a) unrestricted cash and cash equivalents and (b) marketable securities, in each case determined in accordance with GAAP, consistently applied.

“Code” means the Internal Revenue Code of 1986.

“Company Affiliate” means any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.

“Company Audited Balance Sheet” means the audited consolidated balance sheet of the Company as at December 31, 2019, included in the Company Audited Financial Statements.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Change in Circumstance” means a change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of the Company that occurs or arises after the date of this Agreement and that was neither known to Company or its board of directors nor reasonably foreseeable on, or prior to, the date of this Agreement.

“Company Common Stock” means the Common Stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company is a Party; (b) by which the Company or any Company IP or any other asset of the Company is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.

“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with the Company as a single employer within the meaning of Section 414 of the Code.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), 2.6(a) and (c) (Capitalization) and 2.20 (No Financial Advisors).

“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects (a) has a material adverse effect on the business, financial condition, assets, liabilities, operations or results of operations of the Company taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has occurred, a Company Material Adverse Effect: (a) general business or economic conditions generally affecting the industry in which the Company operates, (b) natural disasters or epidemics, pandemics (including the COVID-19 pandemic, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (collectively, “COVID-19”) or other outbreaks of diseases or quarantine restrictions), acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) any failure by the Company to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Agreement (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute a Company Material Adverse Effect and may, if not otherwise to be disregarded pursuant to a different subclause of this definition, be taken into account in determining whether a Company Material Adverse Effect has occurred), (e) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (f) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, (g) resulting from the taking of any action required to be taken by this Agreement; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting the Company relative to other similarly situated companies in the industries in which the Company operates.

“Company Options” means options or other rights (other than Company Warrants) to purchase shares of Company Capital Stock issued by the Company.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document relating to any Acquisition Proposal in violation of the terms of this Agreement.

“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company as at June 30, 2020 (the “Company Unaudited Balance Sheet Date”), provided to Parent prior to the date of this Agreement.

“Company Warrants” means the warrants to purchase capital stock of the Company listed on Section 2.6(a) of the Company Disclosure Schedule.

“Confidentiality Agreement” means the Mutual Confidential Disclosure Agreement, dated as of October 1, 2020, between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions and actions contemplated by this Agreement, including the Nasdaq Reverse Split and the Pre-Closing Financing.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means, subject to Section 1.5(g), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) (i) the Company Valuation divided by (ii) the Company Outstanding Shares by (b) (i) Parent Valuation divided by (ii) the Parent Outstanding Shares, in which:

•	“Company Valuation” means the sum of (i) $120,000,000, plus (ii) the amount of gross proceeds from the Pre-Closing Financing.

•

“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted, as-converted to Company Common Stock basis, and assuming, without limitation or duplication, (i) the exercise of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the consummation of the Pre-Closing Financing and the issuance of all Company Capital Stock pursuant thereto and (iii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, restricted stock awards or rights to receive such shares, whether conditional or unconditional and including any outstanding options or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Company Capital Stock reserved for issuance other than with respect to outstanding Company Options under the Company Plan as of immediately prior to the Effective Time). All options, warrants and similar rights in respect of Company Capital Stock will be deemed exercised in accordance with the treasury stock method. Notwithstanding any of the foregoing, no Out-of-the-Money Company Options or Company Warrants shall be included in the total number of shares of Company Common Stock outstanding for purposes of determining the Company Outstanding Shares.

•

“Out-of-the-Money ” means, with respect to any Company Option, Company Warrant, Parent Option or Parent Warrant, that the Fair Market Value per share of underlying Company Capital Stock or Parent Common Stock, as the case may be, to which the holder thereof is entitled to purchase or subscribe for, is less than the exercise price of such Company Option, Company Warrant, Parent Option or Parent Warrant, as the case may be. For this purpose, (a) the “Fair Market Value” with respect to a share of Company Capital Stock shall be an amount equal to the Company Valuation, divided by the Company Outstanding Shares and (b) the “Fair Market Value” with respect to a share of Parent Common Stock shall be an amount equal to the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq as reported by Bloomberg through its “HP” function (set to weighted average) for the five (5) consecutive trading days prior to the date that is ten (10) Business Days prior to the Parent Stockholders’ Meeting.

•	“Parent Equity Value” means $30,000,000.

•

“Parent Outstanding Shares” means, subject to Section 1.5(g), the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted, as converted to Parent Common Stock basis, and assuming, without limitation or duplication, the issuance of shares of Parent Common Stock in respect of all Parent Options or Parent Warrants, conversion of Parent Preferred Stock, and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger. All options, warrants and similar rights in respect of Parent Common Stock will be deemed exercised in accordance with the treasury stock method. Notwithstanding any of the foregoing, no Out-of-the-Money Parent Options or Parent Warrants shall be included in the total number of shares of Parent Common Stock outstanding for purposes of determining the Parent Outstanding Shares.

•	“Parent Valuation” means (i) if Parent Net Cash is equal to or greater than $14,500,000, the sum of (x) the Parent Equity Value plus (y) the amount by which Parent Net Cash exceeds

$14,000,000, (ii) if Parent Net Cash is between $14,500,000 and $13,500,000, the Parent Equity Value, or (iii) if Parent Net Cash is equal to or less than $13,500,000, the sum of (x) the Parent Equity Value, minus (y) the amount by which Parent Net Cash is less than $14,000,000.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property Rights” means and includes the following types, which exist under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; and (e) other similar proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any officers of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“Merger Sub Common Stock” means the Common Stock, $0.01 par value per share, of Merger Sub.

“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Capital Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.

“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio mutually agreed to by Parent and the Company that is effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent.

“Parent Audited Balance Sheet” means the audited consolidated balance sheet of Parent as at December 31, 2019, included in Parent’s Report on Form 10-K for the year ended December 31, 2019, as filed with the SEC.

“Parent Unaudited Balance Sheet” means the condensed consolidated balance sheet of Parent as of September 30, 2020, included in Parent’s Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Change in Circumstance” means a change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement that was neither known to Parent or its board of directors nor reasonably foreseeable on, or prior to, the date of this Agreement.

“Parent Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of Parent, on behalf of Parent and not in his or her personal capacity, certifying Parent Net Cash as of the Anticipated Closing Date.

“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq as reported by Bloomberg through its “HP” function (set to weighted average) for the five (5) consecutive trading days prior to the date that is ten (10) Business Days prior to the Closing Date.

“Parent Common Stock” means the Common Stock, $0.0001 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent is a party; (b) by which Parent or any Parent IP or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation; or (c) under which Parent has or may acquire any right or interest.

“Parent ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with Parent or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a) (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required), 3.6(a) and (d) (Capitalization) and 3.21 (No Financial Advisors).

“Parent IP” means all Intellectual Property Rights that are owned or purported to be owned by Parent or its Subsidiaries.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects, (a) has a material adverse effect on the business, financial condition, assets, liabilities, operations or results of operations of Parent and its Subsidiaries taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has occurred, a Parent Material Adverse Effect: (a) general business or economic conditions affecting the industry in which Parent operates, (b) natural disasters or epidemics, pandemics (including COVID-19 or other outbreaks of diseases or quarantine restrictions), acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (e) the failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute a Parent Material Adverse Effect and may, if not otherwise to be disregarded pursuant to a different subclause of this definition, be taken into account in determining whether a Parent Material Adverse Effect has occurred); (f) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (g) any reduction in the amount of Parent’s Cash and Cash Equivalents as a result of expenditures made by Parent related to wind down activities of Parent associated with the termination of its research and development activities (including the termination of ongoing contractual obligations relating to Parent current products or product candidates), in each case, as set forth in Schedule 1.6 or with the prior written consent of the Company; or (h) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Parent relative to other similarly situated companies in the industries in which Parent operates.

“Parent Net Cash” means without duplication, (a) the sum of Parent’s Cash and Cash Equivalents, in each case as of the Anticipated Closing Date, determined in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Unaudited Balance Sheet; minus (b) accounts payable and accrued expenses (including fees and expenses incurred with respect to the Contemplated Transactions) and any and all other bona fide current and long-term liabilities payable in cash calculated in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Unaudited Balance Sheet, as well as lease obligations regardless of whether they are included on the Parent Balance Sheet; minus (c) the cash cost of change in control payments required to be paid to any Person in connection with, and at the time of, the Closing, including severance payments to Parent Associates terminated as of, prior to, or immediately following the Closing; minus (d) cash costs related to wind down activities of Parent associated with the termination of its research and development activities (including the termination of ongoing contractual obligations relating to Parent current products or product candidates), except as set forth on Schedule 1.6; minus (e) the cost of the “tail policy” to be in effect at the Closing in accordance with Section 5.7(d); minus (f) any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any potential or actual securityholder litigation arising or resulting from the Contemplated Transactions and that may be brought in connection with or on behalf of any of Parent securityholder’s interest in Parent capital stock (including all amounts paid or payable up to the retention amount of any insurance policy that covers or may cover such costs or expenses and amounts not covered by any such insurance policy); plus (g) all receivables, including account receivables, but excluding milestone payments earned or payable; plus (h) prepaid expenses and other current assets, accrued for the benefit of Parent and/or the Surviving Corporation that are set forth on Schedule 1.6; plus (i) expenses paid, or liabilities incurred, prior to Closing, that are approved in writing to be covered by Parent’s D&O insurance in excess of the deductible, and any credit due to the Surviving Corporation arising from the early termination of Parent’s D&O insurance; and plus (j) any net cash proceeds received by, or due to Parent within 90 days of Closing, from any stock dispositions set forth on Section 4.1(b) of the Parent Disclosure Schedule prior to Closing (net of Tax payable by Parent on such amounts, if any, determined after taking into account any Tax attributes of Parent, such as net operating losses and Tax credits, that reduce or eliminate such Tax). For illustrative purposes only, a sample statement of Parent Net Cash as of the date described therein is set forth on Schedule 1.6. Notwithstanding the foregoing, in no case shall Parent Net Cash be reduced for any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with Dissenting Shares.

“Parent Options” means options or other rights (other than Parent Warrants) to purchase shares of Parent Common Stock issued by Parent.

“Parent Preferred Stock” means, collectively, shares of the non-voting Series E Convertible Preferred Stock and non-voting Series F Convertible Preferred Stock, $0.0001 par value per share, of Parent.

“Parent Stock Plans” means, (a) Parent’s 2005 Equity Incentive Award Plan, as amended, (b) Parent’s 2011 Equity Incentive Plan, as amended and (c) Parent’s 2011 Employee Stock Purchase Plan.

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) Parent shall have entered into any letter of intent or similar document relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4) in violation of the terms of this Agreement.

“Parent Warrants” means the warrants to purchase capital stock of Parent listed on Section 3.6(a) of the Parent Disclosure Schedule.

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or Parent, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or Parent, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Pre-Closing Financing” means the purchase by certain investors of shares of Company Common Stock in a private placement or placements, to be consummated immediately prior to the Closing.

“Proxy Statement” means the definitive proxy statement/prospectus to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.

“Reference Date” means the date that is one (1) Business Day before the date hereof.

“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock) to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to some or all holders of Company Common Stock in the Merger (including any shares of Company Capital Stock issued pursuant to the Pre-Closing Financing), including all shares of Parent Common Stock to be issued in exchange for all other shares of Company Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Release Agreement” means a Release Agreement in the form attached hereto as Exhibit E or as may otherwise be agreed by the Parties.

“Representatives” means, with respect to any Person, its directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind in the nature of a tax, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Transaction Expenses” means, with respect to each party, all fees and expenses incurred by such Party at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement, including (a) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such party; (b) fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (c) any fees and expenses in connection with the filing, printing, mailing and distribution of the Registration Statement and any amendments and supplements thereto; (d) the Nasdaq Fees; and (e) only with respect to Parent, any bonus, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that become due or payable to any director, officer, employee or consultant of Parent in connection with the consummation of the Contemplated Transactions.

(m) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2021 Incentive Plan	5.3(a)(iii)
Accounting Firm	1.6(e)
Agreement	Preamble
Allocation Certificate	5.18(a)
Anti-Bribery Laws	2.23
Anticipated Closing Date	1.6(a)
Certificate of Merger	1.3
Certifications	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Audited Financial Statements	2.7(a)
Company Benefit Plan	2.17(a)
Company Board Adverse Recommendation Change	5.2(d)
Company Board Recommendation	5.2(d)
Company Determination Notice	5.2(e)(i)
Company Disclosure Schedule	Section 2
Company Expense Reimbursement	9.3(d)
Company Financials	2.7(a)
Company In-bound License	2.12(d)
Company Interim Financial Statements	5.19
Company Lock-Up Agreement	Recitals
Company Lock-Up Signatories	Recitals

Term	Section
Company Material Contract	2.13(a)
Company Material Contracts	2.13(a)
Company Material Registered IP	2.12(a)
Company Out-bound License	2.12(d)
Company Permits	2.14(b)
Company Plan	2.6(c)
Company Preferred Stock	2.6(a)
Company Product Candidates	2.14(e)
Company Real Estate Leases	2.11
Company Regulatory Permits	2.14(e)
Company Signatories	Recitals
Company Stock Certificate	1.7
Company Stockholder Matters	5.2(a)
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consent	Recitals
Company Stockholder Written Consents	Recitals
Company Termination Fee	9.3(b)(iii)
Company Unaudited Balance Sheet Date	Exhibit A
Continuing Employees	5.6(b)
Cooley	5.1(d)
Costs	5.7(a)
Covered D&O Matter	5.7(a)
COVID-19	Exhibit A
COVID-19 Measures	4.1(a)
D&O Indemnified Parties	5.7(a)
Dispute Notice	1.6(b)
Dissenting Shares	1.9(a)
Drug Regulatory Agency	2.14(a)
Effective Time	1.3
End Date	9.1(b)
Exchange Agent	1.8(a)
Exchange Fund	1.8(a)
FDA	2.14(a)
FDCA	2.14(a)
HIPAA	2.14(i)
Incentive Plan Proposal	5.3(a)(iii)
Information Statement	5.2(a)
Initial Officer Designee	5.14
Intended Tax Treatment	5.13(a)
Investor Agreements	2.22(b)
Liability	2.9
Merger	Recitals
Merger Consideration	1.5(a)(ii)
Merger Sub	Preamble
Nasdaq Fees	5.12
Nasdaq Listing Application	5.12
Net Cash Calculation	1.6(a)
Net Cash Schedule	1.6(a)
Parent	Preamble
Parent 401(k) Plan	5.6(c)
Parent Benefit Plan	3.17(a)
Parent Board Adverse Recommendation Change	5.3(c)
Parent Board Recommendation	5.3(c)

Term	Section
Parent Designee	5.14
Parent Determination Notice	5.3(d)(i)
Parent Disclosure Schedule	Section 3
Parent Expense Reimbursement	9.3(d)
Parent In-bound License	3.12(d)
Parent Lock-Up Agreement	Recitals
Parent Lock-Up Signatories	Recitals
Parent Material Contract	3.13
Parent Material Registered IP	3.12(a)
Parent Out-bound License	3.12(d)
Parent Outstanding Shares Certificate	5.18(b)
Parent Permits	3.14(b)
Parent Product Candidates	3.14(e)
Parent Real Estate Leases	3.11
Parent Regulatory Permits	3.14(e)
Parent SEC Documents	3.7(a)
Parent Signatories	Recitals
Parent Stockholder Matters	5.3(a)
Parent Stockholders’ Meeting	5.3(a)
Parent Stockholder Support Agreement	Recitals
Post-Closing Plans	5.6(b)
PPP	2.9(b)
PPP Loan	2.9(b)
Pre-Closing Period	4.1(a)
Required Company Stockholder Vote	2.4
Required Parent Stockholder Vote	3.4
Response Date	1.6(b)
SBA	2.9(b)
Sensitive Data	2.12(g)
Stockholder Notice	5.2(c)
Surviving Corporation	1.1
Wilson Sonsini	5.1(d)

ANNEX B

MTS SECURITIES, LLC

CONFIDENTIAL

November 29, 2020

Board of Directors

Sunesis Pharmaceuticals, Inc.

395 Oyster Point Boulevard, Suite 400

South San Francisco, California 94080

Members of the Board of Directors:

We understand that Sunesis Pharmaceuticals, Inc., a Delaware corporation (“Parent”), proposes to enter into an Agreement and Plan of Merger and Reorganization, expected to be dated on or about November 29, 2020, by and among Parent, Sol Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Viracta Therapeutics, Inc., a Delaware corporation (the “Company”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving entity in the Merger as a wholly owned subsidiary of Parent. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement. We further understand that, as a result of the Merger, at the Effective Time, each share of the common stock, $0.0001 par value per share, of the Company (the “Company Common Stock”) and each share of various series of preferred stock, $0.0001 par value per share, of the Company (the “Company Preferred Stock” and together with the Company Common Stock, the “Company Capital Stock”), each of which is convertible into one share of Company Common Stock, in each case outstanding immediately prior to the Effective Time (other than shares of Company Capital Stock held as treasury stock by the Company or held or owned by Parent, Merger Sub or any Subsidiary of Parent or the Company immediately prior to the Effective Time or held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”)) shall be converted solely into the right to receive a number of validly issued, fully paid and nonassessable shares of common stock, $0.0001 par value per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio. As used herein, the “Exchange Ratio” means the quotient obtained by dividing (a) (i) the Company Valuation divided by (ii) the Company Outstanding Shares by (b) (i) the Parent Valuation divided by (ii) the Parent Outstanding Shares, in which the “Company Valuation” is an amount based on a base amount of $120,000,000 plus the amount of gross proceeds from the Pre-Closing Financing, and the “Parent Valuation” is an amount based on a base amount of $30,000,000 and adjusted based on the amount of Parent Net Cash. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to Parent of the Exchange Ratio.

In the course of performing our review and analyses for rendering the opinion set forth below, we have:

(i)	reviewed the financial terms of a draft copy of the Merger Agreement, dated as of November 26, 2020, which was the most recent draft made available to us (the “Draft Merger Agreement”);

(ii)	reviewed certain publicly available business and financial information concerning each of Parent and the Company and the industries in which it operates;

(iii)

reviewed certain internal financial analyses and forecasts relating to Parent’s business (which is primarily related to Parent’s TAK-580 licensing agreement) prepared by and provided to us by the management of Parent (the “Parent Projections”) and certain internal financial analyses and forecasts relating to the Company’s business prepared by and provided to us by the management of Parent (the “Company Projections” and, together with the Parent Projections, the “Projections”), which Company Projections reflected adjustments made by the management of Parent to certain financial analyses and forecasts relating to the Company’s business prepared by management of the Company and provided to Parent;

(iv)

conducted discussions with members of senior management and representatives of Parent and the Company concerning the matters described in clauses (ii)-(iii) above and any other matters we deemed relevant;

(v)	reviewed and analyzed the reported current and historical prices and trading history of shares of Parent Common Stock;

(vi)

reviewed and analyzed, in light of the business, operations and assets of Parent, the cash consideration that would likely be received by the holders of Parent Common Stock if Parent were to undergo a liquidation, including after giving effect to monetization of its remaining assets;

(vii)	reviewed and analyzed, based on the Company Projections, the cash flows to be generated by the Company to determine the present value of the Company’s discounted cash flows;

(viii)	compared the financial performance of the Company with corresponding data for certain publicly-traded companies that we deemed relevant in evaluating the Company;

(ix)	reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that we deemed relevant in evaluating the Company;

(x)	reviewed and analyzed certain publicly available financial and other information of certain publicly traded companies that we deemed relevant; and

(xi)	performed such other financial studies, analyses and investigations and considered such other information as we deemed appropriate for the purposes of our opinion set forth below.

In arriving at our opinion set forth below, we have assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by us and upon the assurances of the management of Parent and the Company, respectively, that they are not aware of any material relevant developments or matters related to Parent or the Company or that may affect the Merger or the other transactions contemplated by the Merger Agreement that have been omitted or that remain undisclosed to us. Our opinion set forth below does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which we understand that Parent has obtained such advice as it deemed necessary from other advisors, and we have relied, with your consent, on any assessments made by such advisors to Parent with respect to such matters. Without limiting the foregoing, we have not considered any tax effects of the Merger or the other transactions contemplated by the Merger Agreement or the transaction structure on any person or entity. We have not conducted any independent verification of the Projections and express no view as to the Projections or the assumptions on which they are based. Without limiting the generality of the foregoing, with respect to the Projections, we have assumed, with your consent, and based upon discussions with the management of Parent, that they have been reasonably prepared in good faith and that the Parent Projections and the Company Projections reflect the best currently available estimates and judgments of the management of Parent as to the future results of operations and financial performance of, and impact of the effects of the coronavirus pandemic (COVID-19) and related events on, Parent and the Company, respectively.

In arriving at our opinion set forth below, we have made no analysis of, and express no opinion as to, the adequacy of the reserves of Parent or the Company, and have relied upon information supplied to us by Parent as to such adequacy. In addition, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of Parent or the Company or any of their respective subsidiaries, and we have not been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of Parent, the Company or any other entity or business under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with our opinion set forth below were going-concern analyses with respect to the Company. With respect to Parent, based on the present operations of Parent and at your direction and with your consent, we have used the liquidation values of Parent as provided to us. We express no opinion regarding the liquidation value of the Company, Parent or any other entity. We have assumed that there has been no material change in the assets, financial condition, business or prospects of Parent or the Company since the date of the most recent relevant financial statements or financial information made available to us. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Parent, the Company or any of their respective affiliates is a party or may be subject, and, at your direction and with your consent, our opinion set forth below makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither Parent nor the Company nor any of their respective affiliates is party to any material pending transaction that has not been disclosed to us, including any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger and the other transactions contemplated by the Merger Agreement. In addition, we have not conducted, nor have assumed any obligation to conduct, any physical inspection of the properties or facilities of Parent or the Company. We have not considered any potential legislative or regulatory changes currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

We have assumed that the representations and warranties of each party contained in the Merger Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and any other agreement contemplated thereby, all conditions to the consummation of the Merger will be satisfied without waiver thereof and the Merger and the other transactions contemplated by the Merger Agreement will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement thereof. We have assumed that the final form of the Merger Agreement will be in all respects relevant to our analysis identical to the Draft Merger Agreement. We have also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Merger and the other transactions contemplated by the Merger Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on Parent, the Company or the benefits to be realized as a result of the Merger and the other transactions contemplated by the Merger Agreement.

For purposes of our opinion set forth below, we have assumed, at your direction and with your consent, that the only material assets of Parent are the Parent Net Cash, any proceeds of monetization of Parent’s TAK-580 licensing agreement and Parent’s equity stake in Carmot Therapeutics, that no other assets of Parent, have any material value and that Parent does not, and does not intend to, engage in any activity that may result in the generation of any revenue other than the receipt of royalties and/or proceeds from Parent’s TAK-580 licensing agreement. We have assumed, at your direction and with your consent and based on the commitments obtained by the Company, that the amount of gross proceeds from the Pre-Closing Financing will be $65,000,000. We have further assumed, at your direction and with your consent, that any terms of the Merger Agreement directly or indirectly providing for the adjustment to the Exchange Ratio will not result in any adjustment to the Exchange Ratio. Without limiting the foregoing, we have further assumed for purposes of any adjustment to the Exchange Ratio, at your direction and with your consent, that Parent Net Cash is expected to be between $13,500,000 and $14,500,000. Our opinion set forth below does not address any amounts or consideration to be received by, or to be paid or not paid, to the holders of the Dissenting Shares in connection with the Merger other than the Exchange Ratio.

Our opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm our opinion set forth below. Our opinion set forth below addresses solely the fairness, from a financial point of view and as of the date hereof, to Parent of the Exchange Ratio and does not address any other terms in the Merger Agreement or any other agreement contemplated by the Merger Agreement or relating to the Merger or any other aspect or implication of the Merger, including, without limitation, the form or structure of the Merger, the Pre-Closing Financing, the other transactions contemplated by the Merger Agreement or the fairness of the Merger or the Exchange Ratio to any constituency of Parent. Our opinion set forth below does not address Parent’s underlying business decision to proceed with the Merger and the other transactions contemplated by the Merger Agreement or the relative merits of the Merger and such other transactions compared to other alternatives available to Parent. We express no opinion as to the prices or ranges of prices at which shares or other securities of any person, including Parent or the Company, will trade at any time, including following the announcement or consummation of the Merger and the other transactions contemplated by the Merger Agreement. We have not been requested to opine as to, and our opinion set forth below does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger and the other transactions contemplated by the Merger Agreement, or any class of such persons, relative to the consideration to be received in connection with the Merger or with respect to the fairness of any such compensation.

It is understood that this letter and our opinion set forth below are provided to the Board of Directors of Parent solely for its information in connection with its consideration of the Merger and the other transactions contemplated by the Merger Agreement and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent, except that a copy of this letter may be included in its entirety in any filing Parent is required to make with the SEC in connection with the Merger and the other transactions contemplated by the Merger Agreement if such inclusion is required by applicable law. Our opinion set forth below does not constitute a recommendation to the Board of Directors of Parent or any other person as to how to vote on or to take any other action in connection with the Merger and the other transactions contemplated by the Merger Agreement.

As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as Parent’s financial advisor in connection with the Merger. We have received an up-front retainer from Parent in connection with our engagement and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We will receive a fee for rendering our opinion set forth below, which will be credited against the contingent fee described in the immediately preceding sentence. At the election of Parent, a portion of our fee may be paid in the form of Parent Common Stock, with the number of shares determined on the basis of the closing price of a share of Parent Common Stock on the last trading day immediately preceding the date of the consummation of the Merger. In addition, Parent has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years prior to the date hereof, we have not had a material relationship with, nor otherwise received fees from, Parent or the Company. We may also seek to provide investment banking or financial advisory services to Parent or the Company and/or certain of their respective affiliates in the future and expect to receive fees for the rendering any such services.

The opinion set forth below was reviewed and approved by a fairness committee of MTS Securities, LLC.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to Parent.

Very truly yours,

MTS SECURITIES, LLC

/S/ MTS SECURITIES, LLC

Annex C

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE REGARDING

APPRAISAL RIGHTS

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF

DELAWARE

§ 262. Appraisal rights

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SUNESIS PHARMACEUTICALS, INC.

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF SUNESIS PHARMACEUTICALS, INC.

SUNESIS PHARMACEUTICALS, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The name of the Corporation is Sunesis Pharmaceuticals, Inc.

SECOND: The original name of this corporation was Mosaic Pharmaceuticals, Inc., and the date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was February 10, 1998.

THIRD: The board of directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending Article IV, Paragraph A of its Amended and Restated Certificate of Incorporation, as amended, to read in its entirety as follows:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is four hundred ten million (410,000,000) shares, four hundred million (400,000,000) shares of which shall be Common Stock and ten million (10,000,000) shares of which shall be Preferred Stock. The Common Stock shall have a par value of $0.0001 per share and the Preferred Stock shall have a par value of $0.0001 per share.

Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the “Effective Time”), each [three (3), four (4), five (5) or six (6)*] shares of the Corporation’s Common Stock, par value $0.0001 per share, issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.0001 per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall, upon surrender after the Effective Time of a certificate, which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, be entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Corporation’s Common Stock as reported on the Nasdaq Capital Market on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation is filed with the Secretary of State of the State of Delaware.”

FOURTH: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly adopted and approved in accordance with the provisions of Section 242 of the General Corporate Law of the State of Delaware at the annual meeting of the stockholders of the Corporation.

*

The board of directors (the “Board”) adopted a resolution approving four separate amendments to the Amended and Restated Certificate of Incorporation, as amended, of the Corporation. These amendments approve the combination of any whole number of shares of Common Stock between and including three (3) and six (6) into one (1) share of Common Stock. By approving Proposal No. 1, you are approving each of the four amendments proposed by the Board. The Certificate of Amendment filed with the Secretary of State of the State of Delaware will include only that amendment determined by the Board to be in the best interests of the Corporation and its stockholders. The other three proposed amendments will be abandoned pursuant to Section 242(c) of the Delaware General Corporation Law. The Board may also elect not to do any reverse split in which all four proposed amendments will be abandoned. In accordance with these resolutions, the Board will not implement any amendment providing for a different split ratio.

* * * * *

IN WITNESS WHEREOF, Sunesis Pharmaceuticals, Inc. has caused this Certificate of Amendment to be signed by its Interim Chief Executive Officer as of                     , 2021.

SUNESIS PHARMACEUTICALS, INC.

By:
Name:
Title:	Interim Chief Executive Officer

ANNEX E

SUNESIS PHARMACEUTICALS, INC.

2021 EQUITY INCENTIVE PLAN

1.    Purposes of the Plan. The purposes of this Plan are:

•	to attract and retain the best available personnel for positions of substantial responsibility,

•	to provide additional incentive to Employees, Directors and Consultants, and

•	to promote the success of the Company’s business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units and Performance Shares.

2.    Definitions. As used herein, the following definitions will apply:

(a)    “Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(b)    “Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of shares of Common Stock, including but not limited to, under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan.

(c)    “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares.

(d)    “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(e)    “Board” means the Board of Directors of the Company.

(f)    “Change in Control” means the occurrence of any of the following events following the Effective Date:

(i)    A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, (A) the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control, and (B) if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, the direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (i). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(ii)    A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(iii)    A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (A) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (2) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

(g)    “Code” means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(h)    “Committee” means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or a duly authorized committee of the Board, in accordance with Section 4 hereof.

(i)    “Common Stock” means the common stock of the Company.

(j)    “Company” means Sunesis Pharmaceuticals, Inc., a Delaware corporation, or any successor thereto.

(k)    “Consultant” means any natural person, including an advisor, engaged by the Company or a Parent or Subsidiary to render bona fide services to such entity, provided the services (i) are not in connection with the offer or sale of securities in a capital-raising transaction, and (ii) do not directly promote or maintain a market for the Company’s securities, in each case, within the meaning of Form S-8 promulgated under the Securities Act, and provided, further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

(l)    “Director” means a member of the Board.

(m)    “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(n)    “Effective Date” has the meaning ascribed to it in Section 18.

(o)    “Employee” means any person, including Officers and Directors, providing services as an employee to the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(p)    “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(q)    “Exchange Program” means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (iii) the exercise price of an outstanding Award is increased or reduced. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

(r)    “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(i)    If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market of The NASDAQ Stock Market, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)    If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last trading date such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(iii)    In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

The determination of fair market value for purposes of tax withholding may be made in the Administrator’s discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

(s)    “Fiscal Year” means the fiscal year of the Company.

(t)    “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(u)    “Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization, effective as of November 29, 2020, by and among the Company, Merger Sub, and Viracta.

(v)    “Merger Sub” means Sol Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company.

(w)    “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(x)    “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(y)    “Option” means a stock option granted pursuant to the Plan.

(z)    “Outside Director” means a Director who is not an Employee.

(aa)    “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

(bb)    “Participant” means the holder of an outstanding Award.

(cc)    “Performance Share” means an Award denominated in Shares which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

(dd)    “Performance Unit” means an Award which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

(ee)    “Period of Restriction” means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(ff)    “Plan” means this 2021 Equity Incentive Plan.

(gg)    “Restricted Stock” means Shares issued pursuant to an Award of Restricted Stock under Section 7 of the Plan, or issued pursuant to the early exercise of an Option.

(hh)    “Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(ii)    “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(jj)    “Section 16(b)” means Section 16(b) of the Exchange Act.

(kk)    “Section 409A” means Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and U.S. Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

(ll)    “Securities Act” means the U.S. Securities Act of 1933, as amended.

(mm)    “Service Provider” means an Employee, Director or Consultant.

(nn)    “Share” means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(oo)    “Stock Appreciation Right” means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

(pp)    “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code.

(qq)    “Viracta” means Viracta Therapeutics, Inc., a Delaware corporation.

(rr)    “Viracta Merger” means the merger of Merger Sub with and into Viracta, with Viracta as the surviving corporation, as contemplated by the Merger Agreement.

3.    Stock Subject to the Plan.

(a)    Stock Subject to the Plan. Subject to the provisions of Section 14 of the Plan and the automatic increase set forth in Section 3(b)of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 9,200,000 Shares, plus (i) any Shares that, as of the Effective Date (as defined in Section 18), have been reserved but not issued pursuant to any awards granted under the Company’s prior equity plans (the “Prior Plans”) and are not subject to any awards granted thereunder, (ii) any Shares subject to stock options or similar awards granted under the Prior Plans that expire or otherwise terminate without having been exercised in full and Shares issued pursuant to awards granted under the Prior Plans that are forfeited to or repurchased by the Company, and (iii) any shares of Viracta subject to stock options or similar awards granted under Viracta’s equity plans that are assumed by the Company pursuant to the Merger Agreement, with the maximum number of Shares to be added to the Plan pursuant to clauses (i), (ii) and (iii) equal to 2,000,000 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock.

(b)    Automatic Share Reserve Increase. Subject to the provisions of Section 14 of the Plan, the number of Shares available for issuance under the Plan will be increased on the first day of each Fiscal Year beginning on January 1, 2022, in an amount equal to the least of (i) 13,200,000 Shares, (ii) five percent (5%) the outstanding Shares on the last day of the immediately preceding Fiscal Year, or (iii) such number of Shares determined by the Administrator no later than the last day of the immediately preceding Fiscal Year. The automatic Share increase under this Section 3(b) shall terminate following the increase on the first day of the 2031 Fiscal Year.

(c)    Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an Exchange Program, or, with respect to Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares, is forfeited to or repurchased by the Company due to failure to vest, the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights the forfeited or repurchased Shares), which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, only Shares actually issued (i.e., the net Shares issued) pursuant to a Stock Appreciation Right will cease to be available under the Plan; all remaining Shares under Stock Appreciation Rights will remain available for future grant or sale under the Plan (unless the Plan has terminated). Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units

are repurchased by the Company or are forfeited to the Company, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price of an Award or to satisfy the tax withholding obligations related to an Award will become available for future grant or sale under the Plan. To the extent an

Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 14, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to Sections 3(b) and 3(c).

(d)    Share Reserve. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4.    Administration of the Plan.

(a)    Procedure.

(i)    Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii)    Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii)    Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(b)    Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(i)    to determine the Fair Market Value;

(ii)    to select the Service Providers to whom Awards may be granted hereunder;

(iii)    to determine the number of Shares to be covered by each Award granted hereunder;

(iv)    to approve forms of Award Agreements for use under the Plan;

(v)    to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder (such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine);

(vi)    to institute and determine the terms and conditions of an Exchange Program;

(vii)    to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(viii)    to prescribe, amend and rescind rules and regulations and adopt sub-plans relating to the Plan, including rules, regulations and sub-plans for the purposes of facilitating compliance with foreign laws, easing the administration of the Plan and/or taking advantage of tax-favorable treatment for Awards granted to Service Providers outside the U.S., in each case as the Administrator may deem necessary or advisable;

(ix)    to modify or amend each Award (subject to Section 19 of the Plan), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards and to extend the maximum term of an Option (subject to Section 6(b) of the Plan regarding Incentive Stock Options);

(x)    to allow Participants to satisfy tax withholding obligations in such manner as prescribed in Section 15 of the Plan;

(xi)    to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xii)    to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award; and

(xiii)    to make all other determinations deemed necessary or advisable for administering the Plan.

(c)    Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

5.    Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.    Stock Options.

(a)    Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate fair market value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The fair market value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(b)    Term of Option. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c)    Option Exercise Price and Consideration.

(i)    Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1)    In the case of an Incentive Stock Option

(A)    granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

(B)    granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(2)    In the case of a Nonstatutory Stock Option, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(3)    Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii)    Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii)    Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (1) cash; (2) check; (3) promissory note, to the extent permitted by Applicable Laws; (4) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (5) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (6) by net exercise; (7) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (8) any combination of the foregoing methods of payment.

(d)    Exercise of Option.

(i)    Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) a notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with applicable tax withholdings). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii)    Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant’s termination as the result of the Participant’s death or Disability, the

Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii)    Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv)    Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided the Administrator has permitted the designation of a beneficiary and provided such beneficiary has been designated prior to Participant’s death in a form acceptable to the Administrator. If the Administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following Participant’s death. Unless otherwise provided by the Administrator, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v)    Tolling Expiration. A Participant’s Award Agreement may also provide that:

(1)    if the exercise of the Option following the termination of Participant’s status as a Service Provider (other than upon the Participant’s death or Disability) would result in liability under Section 16(b), then the Option will terminate on the earlier of (A) the expiration of the term of the Option set forth in the Award Agreement, or (B) the tenth (10th) day after the last date on which such exercise would result in liability under Section 16(b); or

(2)    if the exercise of the Option following the termination of the Participant’s status as a Service Provider (other than upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (A) the expiration of the term of the Option or (B) the expiration of a period of thirty (30)-day period after the termination of the Participant’s status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7.    Restricted Stock.

(a)    Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b)    Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

(c)    Transferability. Except as provided in this Section 7 or the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d)    Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e)    Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f)    Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g)    Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

(h)    Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

8.    Restricted Stock Units.

(a)    Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

(b)    Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the Administrator in its discretion.

(c)    Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d)    Form and Timing of Payment. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may only settle earned Restricted Stock Units in cash, Shares, or a combination of both.

(e)    Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

9.    Stock Appreciation Rights.

(a)    Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b)    Number of Shares. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(c)    Exercise Price and Other Terms. The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

(d)    Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(e)    Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(b) relating to the maximum term and Section 6(d) relating to exercise also will apply to Stock Appreciation Rights.

(f)    Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i)    The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii)    The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10.    Performance Units and Performance Shares.

(a)    Grant of Performance Units/Shares. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b)    Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c)    Performance Objectives and Other Terms. The Administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Service Providers. The time period during which the performance objectives or other vesting provisions must be met will be called the “Performance Period.” Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(d)    Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

(e)    Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination thereof.

(f)    Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11.    Outside Director Limitations. No Outside Director may be paid, issued, or granted, in any Fiscal Year, equity awards (including any Awards issued under this Plan) with an aggregate value (the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles) that, in the aggregate, exceed $750,000, increased to $1,000,000 in connection with his or her initial service. Any Awards or other compensation paid or provided to an individual for his or her services as an Employee, or for his or her services as a Consultant (other than as an Outside Director), will not count for purposes of the limitation under this Section 11.

12.    Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise and subject to Applicable Laws, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. A Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first (1st) day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

13.    Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

14.    Adjustments; Dissolution or Liquidation; Merger or Change in Control.

(a)    Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs after the Effective Date, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and price of shares of stock covered by each outstanding Award, and the numerical Share limits in Sections 3 and 11 of the Plan.

(b)    Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company after the Effective Date, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c)    Change in Control. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control after the Effective Date, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant’s consent, including, without limitation, that (i) Awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a Participant, that the Participant’s Awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (iii) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iv) (A) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment), or (B) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted under this subsection 14(c), the Administrator will not be required to treat all Awards or Participants, all Awards held by a Participant, or all Awards of the same type, similarly in the transaction.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise such outstanding Option and Stock Appreciation Right not so assumed or substituted for, including Shares as to which such Award would not otherwise be vested or exercisable, all restrictions on such Restricted Stock and Restricted Stock Units not so assumed or substituted for will lapse, and, with respect to such Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, if an Option or Stock Appreciation Right is not assumed or substituted in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that such Option or Stock Appreciation Right not so assumed or substituted for will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

For the purposes of this subsection (c), an Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, Performance Unit or Performance Share, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this Section 14(c) to the contrary, and unless otherwise provided in an Award Agreement, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 14(c) to the contrary, if a payment under an Award Agreement is subject to Code Section 409A and if the change in control definition contained in the Award Agreement does not comply with the definition of “change of control” for purposes of a distribution under Code Section 409A, then any payment of an amount that is otherwise accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Code Section 409A without triggering any penalties applicable under Code Section 409A.

(d)    Outside Director Awards. In the event of a Change in Control after the Effective Date, with respect to Awards granted to an Outside Director, the Outside Director will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Award, including those Shares which would not otherwise be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable.

15.    Tax.

(a)    Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any tax withholding obligations are due, the Company will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy U.S. federal, state, or local taxes, non-U.S. taxes, or other taxes (including the Participant’s FICA or other social insurance contribution obligation) required to be withheld with respect to such Award (or exercise thereof).

(b)    Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (without limitation) (i) paying cash, check or other cash equivalents, (ii) electing to have the Company withhold otherwise deliverable cash or Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (c) delivering to the Company already-owned Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine, in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, (d) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld, or (e) any combination of the foregoing methods of payment. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

(c)    Compliance With Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Parent or Subsidiaries have any obligation under the terms of this Plan to reimburse, indemnify, or hold harmless a Participant for any taxes, interest or penalties imposed, or other costs incurred, as a result of Section 409A.

16.    No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider, nor will they interfere in any way with the Participant’s right or the right of the Company (or any Parent or Subsidiary of the Company) to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

17.    Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

18.    Term of Plan. Subject to Section 23 of the Plan, the Plan will become effective upon the date (the “Effective Date”) of the later of its approval by the Company’s stockholders and the consummation of the Viracta Merger. It will continue in effect until terminated earlier under Section 19 of the Plan, but no Incentive Stock Options may be granted after 10 years from the date the Plan is adopted by the Board.

19.    Amendment and Termination of the Plan.

(a)    Amendment and Termination. The Administrator may at any time amend, alter, suspend or terminate the Plan.

(b)    Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)    Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

20.    Conditions Upon Issuance of Shares.

(a)    Legal Compliance. Shares will not be issued pursuant to an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)    Investment Representations. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

21.    Inability to Obtain Authority. If the Company determines it to be impossible or impractical to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. federal or state law, any non-U.S. law, or the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company’s counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

22.    Forfeiture Events.

(a)    All Awards under the Plan will be subject to recoupment under any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Laws. In addition, the Administrator may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Administrator determines necessary or appropriate, including but not limited to a reacquisition right regarding previously acquired Shares or other cash or property. Unless this Section 22 is specifically mentioned and waived in an Award Agreement or other document, no recovery of compensation under a clawback policy or otherwise will be an event that triggers or contributes to any right of a Participant to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or a Subsidiary or Parent of the Company.

(b)    The Administrator may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but will not be limited to, termination of such Participant’s status as Service Provider for cause or any specified action or inaction by a Participant, whether before or after such termination of service, that would constitute cause for termination of such Participant’s status as a Service Provider.

23.    Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

*            *             *

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

Item 20—Indemnification and Officers

Under Section 145 of the Delaware General Corporation Law (the “DGCL”), Sunesis Pharmaceuticals, Inc. (“Sunesis”) has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Section 145 of the DGCL generally provides that a Delaware corporation has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful.

Sunesis’s amended and restated certificate of incorporation and amended and restated bylaws include provisions that (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted under applicable law, (ii) require it to indemnify its directors and executive officers to the fullest extent permitted by the DGCL or other applicable law and (iii) provide it with the power, in its discretion, to indemnify its other officers, employees and other agents as set forth in the DGCL or other applicable law. Sunesis believes that these provisions of its amended and restated certificate of incorporation and amended and restated bylaws are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate Sunesis’s directors’ or officers’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability pursuant to Section 174 of the DGCL, for breach of such director’s duty of loyalty to Sunesis, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that such director believes to be contrary to Sunesis’s best interests or the best interests of its stockholders, for any transaction from which such director derived an improper personal benefit, for acts or omissions involving a reckless disregard for such director’s duty to Sunesis or to its stockholders when such director was aware or should have been aware of a risk of serious injury to Sunesis or to its stockholders, for acts or omission that constitute an unexcused pattern of inattention that amounts to an abdication of such director’s duty to Sunesis or to its stockholders, for improper transactions between such director and Sunesis and for improper loans to directors and officers. These provisions also do not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

As permitted by Delaware law, Sunesis has entered into indemnification agreements with each of its current directors and officers pursuant to the foregoing provisions. Sunesis has an insurance policy covering its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 21—Exhibits

(a)	Exhibit Index

A list of exhibits filed with this Registration Statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b)	Financial Statements

The financial statements filed with this Registration Statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference.

Item 22—Undertakings

(a)	The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10) Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	Filing Date

2.1**	Agreement and Plan of Merger and Reorganization, dated November 29, 2020, by and among the Registrant, Sol Merger Sub, Inc. and Viracta Therapeutics, Inc.	8-K	000-51531	2.1	November 30, 2020

2.2	Form of Viracta Therapeutics, Inc.’s Support Agreement, dated November 29, 2020, by and between Viracta Therapeutics, Inc. and each of the parties named in each agreement therein	8-K	000-51531	10.2	November 30, 2020

2.3	Form of Registrant’s Support Agreement, dated November 29, 2020, by and between the Registrant and each of the parties named in each agreement therein	8-K	000-51531	10.1	November 30, 2020

2.4	Form of Lock-Up Agreement, dated November 29, 2020, by each of the parties named in each agreement therein	8-K	000-51531	10.3	November 30, 2020

3.1	Amended and Restated Certificate of Incorporation of the Registrant	10-K/A	000-51531	3.1	May 23, 2007

3.2	Amended and Restated Bylaws of the Registrant	8-K	000-51531	3.2	December 11, 2007

3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant	8-K	000-51531	3.1	September 7, 2016

3.4	Certificate of Designation of Series E Convertible Preferred Stock of the Registrant	8-K	000-51531	3.1	January 22, 2019

3.5	Certificate of Validation of Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant	10-Q	000-51531	3.11	August 8, 2018

3.6	Certificate of Designation of Series F Convertible Preferred Stock of the Registrant	10-Q	000-51531	3.1	July 12, 2019

3.7	Amendment to Amended and Restated Bylaws of the Registrant	8-K	000-51531	3.1	November 30, 2020

4.1	Specimen Preferred Series E Stock Certificate of the Registrant	8-K	000-51531	4.1	January 22, 2019

4.2	Specimen Preferred Series F Stock Certificate of the Registrant	8-K	000-51531	4.1	July 12, 2019

5.1*	Opinion of Cooley LLP regarding the validity of the securities

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	Filing Date

8.1*	Opinion of Cooley LLP regarding tax matters

8.2*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C. regarding tax matters

10.1	Termination and Transition Agreement, dated March 31, 2011, by and between the Registrant, Biogen MA Inc. and Millennium Pharmaceuticals, Inc.	10-Q	000-51531	10.6	May 12, 2011

10.2+	Sunesis Pharmaceuticals, Inc. 2011 Employee Stock Purchase Plan	S-8	333-174732	99.2	June 6, 2011

10.3+	Forms of Stock Option Grant Notice and Option Agreement under the 2011 Equity Incentive Plan	10-K	000-51531	10.57	March 14, 2012

10.4†	Second Amended and Restated Collaboration Agreement, dated December 16, 2013, by and between the Registrant and Biogen MA Inc.	10-K	000-51531	10.18	March 7, 2019

10.5	Lease Agreement, dated January 14, 2014, by and between the Registrant and Kashiwa Fudosan America, Inc., for office space located at 395 Oyster Point Boulevard, South San Francisco, California	10-K	000-51531	10.48	March 6, 2014

10.6	First Amendment to Office Lease, dated June 3, 2014, by and between the Registrant and Kashiwa Fudosan America, Inc., for office space located at 395 Oyster Point Boulevard, South San Francisco, California	10-Q	000-51531	10.1	August 5, 2014

10.7	Second Amendment to Office Lease, dated January 28, 2015, by and between the Registrant and Kashiwa Fudosan America, Inc., for office space located at 395 Oyster Point Boulevard, South San Francisco, California	10-K	000-51531	10.44	March 12, 2015

10.8	Third Amendment to Office Lease, dated September 1, 2015, by and between the Registrant and Kashiwa Fudosan America, Inc., for office space located at 395 Oyster Point Boulevard, South San Francisco, California	10-Q	000-51531	10.5	November 5, 2015

10.9	Warrant, dated March 31, 2016, issued to Solar Capital Ltd.	10-Q	000-51531	10.4	May 9, 2016

10.10	Warrant, dated March 31, 2016, issued to Western Alliance Bank	10-Q	000-51531	10.5	May 9, 2016

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	Filing Date

10.11	Fourth Amendment to Office Lease, dated May 11, 2016, by and between the Registrant and Kashiwa Fudosan America, Inc., for office space located at 395 Oyster Point Boulevard, South San Francisco, California	10-Q	000-51531	10.4	July 29, 2016

10.12+	Amended and Restated Non-Employee Director Compensation Policy	10-Q	000-51531	10.2	May 8, 2017

10.13+	2011 Equity Incentive Plan, as amended	DEF 14A	000-51531	Appendix A	April 20, 2017

10.14	Fifth Amendment to Office Lease, dated October 17, 2017, by and between the Registrant and Kashiwa Fudosan America, Inc., for office space located at 395 Oyster Point Boulevard, South San Francisco, California	10-K	000-51531	10.42	March 9, 2018

10.15	Partial Lease Termination Agreement to Office Lease, dated November 19, 2017, by and between the Registrant and Kashiwa Fudosan America, Inc., for office space located at 395 Oyster Point Boulevard, South San Francisco, California	10-K	000-51531	10.43	March 9, 2018

10.16+	2020 Bonus Program	8-K	000-51531	10.1	February 14, 2020

10.17†	Amended and Restated License Agreement, dated December 13, 2019, by and between the Registrant and Millennium Pharmaceuticals, Inc.	10-K	000-51531	10.29	March 10, 2020

10.18+*	Executive Employment Agreement between Viracta and Ivor Royston, MD, dated May 31, 2017

10.19+*	Executive Employment Agreement between Viracta and Daniel Chevallard, dated July 29, 2019

10.20+*	Executive Employment Agreement between Viracta and Lisa Rojkjaer, MD, dated as of February 26, 2020

10.21+*	Viracta Therapeutics, Inc. 2016 Equity Incentive Plan, as amended, and forms of agreements thereunder

10.22*	Loan and Security Agreement between Viracta and Silicon Valley Bank, dated as of July 30, 2020

10.23*	Warrant to Purchase Preferred Stock between Viracta and Silicon Valley Bank, dated July 30, 2020

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	Filing Date

10.24*††	Amended and Restated License Agreement between Viracta and Boston University, dated as of August 22, 2018

10.25*††	License Agreement between Viracta and NantKwest, Inc., dated as of May 1, 2017 and Amendment No. 1 thereto

10.26*††	Exclusive Collaboration and License Agreement between Viracta and Salubris Pharmaceutical Co. Ltd., dated as of November 30, 2018

10.27*	Lease Agreement between Viracta and PLASTINO II, a limited partnership, dated as of June 11, 2020

10.28*	Lease Agreement between Viracta and PLASTINOII, a limited partnership, dated as of August 1, 2020

10.29+	Form of Executive Severance Benefits Agreement between Sunesis Pharmaceuticals, Inc. and certain officers	S-4	333-251567	10.29	December 22, 2020

10.30+	Form of Retention Benefits Letter between Sunesis Pharmaceuticals, Inc. and certain officers	8-K	000-51531	10.4	November 30, 2020

10.31+*	Consulting Agreement between Sunesis Pharmaceuticals, Inc. and Dayton Misfeldt, effective as of January 1, 2021

10.32+*	Sunesis Pharmaceuticals, Inc. 2021 Equity Incentive Plan (included as Annex E to the proxy statement/prospectus/information statement forming a part of this Registration Statement)

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm to the Registrant

23.2*	Consent of Ernst & Young LLP, Independent Auditors to Viracta Therapeutics, Inc.

23.3	Consent of Cooley LLP (included as part of its opinion filed as Exhibits 5.1 and 8.1 hereto and incorporated herein by reference)

23.4	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included as part of its opinion filed as Exhibit 8.2 hereto and incorporated herein by reference)

24.1	Power of Attorney (included on the signature page to the initial filing of this Registration Statement)	S-4	333-251567	24.1	December 22, 2020

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	Filing Date

99.1*	Consent of MTS Securities, LLC

99.2*	Proposed Amendment to Amended and Restated Certificate of the Registrant (included as Annex D to the proxy statement/prospectus/information statement forming a part of this Registration Statement)

99.3*	Form of Proxy Card for the Sunesis’s Special Meeting of Stockholders

99.4*	Consent of Ivor Royston, M.D., as designee to the board of directors

99.5*	Consent of Michael Huang, M.S., M.B.A., as designee to the board of directors

99.6*	Consent of Sam Murphy, Ph.D., as designee to the board of directors

99.7*	Consent of Roger J. Pomerantz, M.D., as designee to the board of directors

99.8*	Consent of Gur Roshwalb, M.D., as designee to the board of directors

99.9*	Consent of Thomas Darcy, as designee to the board of directors

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
+	Indicates management contract or compensatory plan.
†	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
††

Certain portions of this exhibit (indicated by “[***]”) have been omitted as the Registrant has determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to the Registrant if publicly disclosed.

**

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of South San Francisco, State of California, on this 12th day of January, 2021.

SUNESIS PHARMACEUTICALS, INC.

By:	/s/ PARVINDER S. HYARE
Parvinder S. Hyare
Interim Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JAMES W. YOUNG, PH.D.* James W. Young, Ph.D.	Chairman of the Board	January 12, 2021

/S/ PARVINDER S. HYARE Parvinder S. Hyare	Interim Chief Executive Officer (Principal Executive Officer)	January 12, 2021

/S/ TINA GULLOTTA Tina Gullotta	Vice President, Finance (Principal Accounting Officer and Principal Financial Officer)	January 12, 2021

/S/ STEVE CARCHEDI* Steve Carchedi	Director	January 12, 2021

/S/ STEVEN B. KETCHUM, PH.D.* Steven B. Ketchum, Ph.D.	Director	January 12, 2021

/S/ NICOLE ONETTO, M.D.* Nicole Onetto M.D.	Director	January 12, 2021

/S/ HOMER L. PEARCE, PH.D.* Homer L. Pearce, Ph.D.	Director	January 12, 2021

/S/ DAVID C. STUMP, M.D.* David C. Stump, M.D.	Director	January 12, 2021

/S/ H. WARD WOLFF* H. Ward Wolff	Director	January 12, 2021

By: /S/ PARVINDER S. HYARE
Parvinder S. Hyare
Attorney-in-Fact

*	Pursuant to Power of Attorney